02 NOV 12 AM 8:36

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02055933

Your reference	File No. 82-5089
Our reference	AC/ih
Date	November 4, 2002

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following documents:

- Invitation to the EGM of Zurich Financial Services regarding capital increase (including Letter from the Chairman)
- Offering Memorandum for rights offerings
- Information for shareholders
- News Release: "Zurich Financial Services announces the completion of its ordinary capital increase", dated October 30, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Andres Christen

dlw 11/15

Enclosures

News Release

02 NOV 12 AM 8:36

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services announces the completion of its ordinary capital increase

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 30, 2002 – Zurich Financial Services today announces the completion of the ordinary capital increase approved by its shareholders on October 11, 2002. The nominal share capital increased by CHF 576,027,820 from CHF 864,041,730 to CHF 1,440,069,550 through the issuance of 57,602,782 fully paid registered shares with a nominal value of CHF 10 each at an issue price (*Ausgabebetrag*) of CHF 65 per share, generating aggregate gross proceeds of CHF 3.744 billion. This is equivalent to approximately USD 2.5 billion.

Trading of the new shares on virt-x and the London Stock Exchange's market for listed securities is expected to commence on October 31, 2002.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

This press release is neither an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligations nor a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

ZURICH
FINANCIAL SERVICES

02 NOV 12 AM 9:47

Letter from the Chairman

16 September 2002

Dear Shareholder

As announced on September 5, 2002, the Zurich Financial Services Group[1], under its new Chief Executive Officer James J. Schiro, launched a program to sharpen Zurich's strategic focus, to strengthen the balance sheet, to improve operational efficiency and to enhance the Group's capital base. This program is the result of a thorough review by management of the Group's strategy and operations and is fully endorsed by the Board of Directors.

Zurich will reposition itself as an insurance-based financial services provider with an international network, focused on chosen markets. We will build on our position in North America, the United Kingdom and Continental Europe, in particular Switzerland, Germany, Italy and Spain. Within this framework, Zurich will allocate capital to the most attractive businesses and regions.

In connection with the 2002 half year results, Zurich has taken action to strengthen its balance sheet by increasing its reserves in combination with additional provisions and charges amounting to a total of USD 2.7 billion after tax.

Zurich has also identified initiatives to reduce its cost base and improve the efficient delivery of products and services. The Group has made plans to implement by the end of 2003 a detailed program of revenue-enhancing and cost-savings actions. These initiatives are expected to have an effect on improving profit after tax in 2003 by approximately USD 1.0 billion. Related restructuring costs are estimated to be up to approximately USD 500 million after tax and are expected to be charged in the second half of the 2002 financial year.

In addition to these actions, we are implementing a risk-based capital improvement program of approximately USD 5 billion, comprising capital raising of USD 2.0 to 2.5 billion and risk-based capital savings of USD 2.5 to 2.7 billion. As part of this program, the

Certain statements in this document are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity, expense reductions, pricing conditions, underwriting claims improvements and our dividend policy. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). The following factors, among others, may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets: General economic conditions, particularly in our core markets; performance of financial markets; the frequency, severity and development of insured claims events; mortality and morbidity experience; policy renewal and lapse rates; levels of interest rates; currency exchange rates; increasing levels of competition; changes in laws and regulations; changes in the policies of regulators; and general competitive factors. The Zurich Financial Services Group assumes no responsibility to update any of the forward-looking statements contained herein.

This document is not an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to buy or subscribe for shares should be based exclusively on the offering and listing prospectus, which is expected to be published after the Extraordinary General Meeting. In addition, investors are advised to contact their banks or financial advisor. U.S. and other shareholders of Zurich Financial Services may be prevented under U.S. securities law or similar laws in other jurisdiction from participating in the offering.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Timetable

Deadline for return of reply cards	Thursday October 4, 2002
Communication of proposed exact number of shares and issue price	Friday October 11, 2002, prior to the opening of trading on virt-x
Extraordinary General Meeting	Friday October 11, 2002
Information on the trading and exercise of the pre-emptive rights available to registered shareholders	Expected to be Monday October 14, 2002
Record date for determining holders of shares receiving pre-emptive rights	Expected to be Wednesday October 16, 2002
Trading of pre-emptive rights on virt-x	Expected to be from Thursday October 17 to Thursday October 24, 2002
Subscription period	Expected to be from Thursday October 17 to 12.00 noon CET on Friday October 25, 2002
Trading of entitlements[1] to new shares	Expected to be from Monday October 28 to Wednesday October 30, 2002
Payment and settlement of entitlements[1], creation of new shares	Expected to be Wednesday October 30, 2002
Conversion of entitlements[1] and listing of new shares on the main board of the SWX Swiss Exchange and on the official list of the UKLA, trading on virt-x and LSE	Expected to begin on Thursday October 31, 2002

[1] Rights to be delivered shares if and when issued ("Anrechte")

Group will adopt a flexible dividend policy, reduce its equity exposure by lowering the proportion of equities in the investment portfolio, and withdraw capital from businesses that are inconsistent with the strategy or do not meet the hurdle returns.

A cornerstone of the capital management program is to raise USD 2.0 billion to USD 2.5 billion in October this year by way of a proposed ordinary capital increase granting pre-emptive rights to our shareholders. The pre-emptive rights will be tradeable on the SWX Swiss Exchange / virt-x. In this context, your Board of Directors invites you to an Extraordinary General Meeting to be held on October 11, 2002.

Your approval is sought for an ordinary capital increase by a maximum of CHF 864,041,730 through the issuance of a maximum of 86,404,173 fully paid registered shares with a nominal value of CHF 10 each. The Board of Directors will propose and release the exact nominal amount by which the share capital shall be increased, the corresponding exact number of registered shares to be issued and the issue price (Ausgabebetrag) of the registered shares prior to the opening of the SWX Swiss Exchange / virt-x and the London Stock Exchange on the date of the Extraordinary General Meeting. The ordinary capital increase with pre-emptive rights is expected to be fully underwritten by a banking syndicate pursuant to an underwriting agreement.

The formal invitation to the Extraordinary General Meeting, specifying the agenda, time, venue and other instructions, is enclosed. I would like to draw your attention to the timetable overleaf.

The Board of Directors unanimously supports the proposed resolution and recommends that you vote in its favor at the Extraordinary General Meeting. The Board of Directors believes that the proposed capital increase is in the best interest of the Group, its shareholders and customers as well as its employees.

I look forward to welcoming you at the Extraordinary General Meeting on October 11, 2002.

Zurich Financial Services
On behalf of the Board of Directors

Lodewijk C. van Wachem, Chairman

[1] „Zurich" or „the Group"

Translation

ZURICH
FINANCIAL SERVICES

Invitation

to the Extraordinary General Meeting of Zurich Financial Services Friday, October 11, 2002

Location: **Messe Zürich,** Wallisellenstrasse 49, CH-8050 Zurich-Oerlikon, Switzerland

Doors open: 08.30 a.m.

Start: 10.00 a.m.

Agenda

Ordinary Capital Increase

The Board of Directors proposes to decide on an ordinary increase of share capital as follows:

(a) Increase of the share capital by a maximum of CHF 864,041,730 through the issuance of a maximum number of 86,404,173 fully paid registered shares with a nominal value of CHF 10 each at an issue price (Ausgabebetrag) to be determined whereby the exact nominal amount by which the share capital shall be increased, the corresponding exact number of registered shares to be issued and the issue price (Ausgabebetrag) of the registered shares will be proposed and released by the Board of Directors prior to the opening of the SWX Swiss Exchange / virt-x and the London Stock Exchange on the date of the Extraordinary General Meeting.

(b) The registered shares to be issued will be entitled to dividends starting with the business year 2002.

(c) The contribution with respect to the registered shares to be issued shall be made in cash.

(d) The registered shares to be issued shall be subject to the restrictions set forth in Art. 7 of the Articles of Incorporation.

(e) The pre-emptive rights (Bezugsrechte) of existing shareholders shall be granted. The pre-emptive rights will be traded. The Board of Directors is authorized to determine further terms for exercising the pre-emptive rights. Pre-emptive rights not exercised during the exercise period shall be allocated by the Board of Directors to a banking syndicate.

Admission and Voting Rights, Admission Cards

Registered Shareholders

Registered shareholders entered in the share register up to and including September 27, 2002 as shareholders with voting rights will receive, together with this invitation to the Extraordinary General Meeting, a reply card that they may use to order admission cards and voting papers. No entries conferring voting rights will be made in the share register in respect of the period from September 28, 2002 to the end of the Extraordinary General Meeting.

CDI Attendants

In the context of the unification of the Group holding structure in 2000, shares of the Company were issued to CREST International Nominees Ltd. (CIN) for the account of the former shareholders of Allied Zurich p.l.c. which were represented by CREST Depository Interests (CDIs). CDIs are uncertificated securities independent of the Company, constituted under English law, allowing the electronic settlement of trades in the Company's shares via a system operated by CRESTCo Ltd., London.

- CREST members holding CDIs as beneficial owners,
- CREST members holding CDIs as legal owners for not more than 200,000 CDIs and acting upon instructions from the beneficial owners,
- Lloyds TSB Registrars for not more than 500,000 CDIs acting upon instructions from the beneficial owners, or
- the beneficial owners of CDIs,

all referred to hereafter as CDI Attendants, are entitled to attend the Extraordinary General Meeting and to cast their votes as proxies of CRESTCo Ltd., London, as set out in the Directive on Recognition of Shareholders of the Board of Directors of the Company.

CREST members entered directly in the CREST register and persons entered in the register of Lloyds TSB Registrars up to and including September 27, 2002 will receive, together with the invitation to the Extraordinary General Meeting, a reply card that they or the beneficial owners of the CDIs may use to order admission cards and voting papers. All nominees are requested to forward the admission cards and voting papers to the beneficial owners of CDIs.

Proxies, authorization

Shareholders with voting rights may arrange to be represented by another shareholder entered in the share register as a shareholder with voting rights by granting authority to this person in writing. Partnerships and legal entities may be represented by authorized signatories, minors and wards by their legal representatives and married shareholders by their spouses, even if these representatives are not shareholders. In order to grant authority to any of the aforementioned, the shareholder must specify the relevant person on the reply card. Representatives will only be admitted to the Extraordinary General Meeting if they can provide identification with the admission card and valid authorization.

Alternatively, shareholders may appoint one of the following as their proxy:

- Zurich Financial Services,
- a bank or other professional asset manager acting as proxy for deposited shares as specified in Art. 689d of the Swiss Code of Obligations, or
- Ernst & Young AG (attn. Mr. René Schwarzenbach), P.O. Box, CH-8022 Zurich, Switzerland, acting as independent voting proxy as specified in Art. 689c of the Swiss Code of Obligations.

The proxy authorization should be made on the reply card, which must be returned by October 4, 2002 in the envelope provided.

Proxy holders of deposited shares are requested to notify the Company regarding the number of shares they represent as soon as possible, but no later than October 9, 2002.

CDI Attendants may arrange to be represented at the Extraordinary General Meeting by a registered shareholder or another CDI Attendant, by granting authority to such person in writing. Partnerships and legal entities, however, may be represented by authorized signatories, minors and wards by their legal representatives and married shareholders by their spouses, even if these representatives are not shareholders or CDI Attendants. CDI Attendants not wishing to attend the Extraordinary General Meeting may complete the separate reply card for CDI Attendants (including voting instructions); in the case of direct CREST members, to CRESTCo Ltd., London, and, in the case of registration by Lloyds TSB Registrars, to the latter, both of whom will have the votes cast through the Company or the independent voting proxy as per the instructions of the CDI Attendants. If voting instructions of CDI Attendants are received by either CRESTCo Ltd. or Lloyds TSB Registrars after October 7, 2002, noon London time, no warranty can be given that these instructions will be exercised.

Unless expressly instructed otherwise, the proxies of shareholders or CDI Attendants will exercise their votes in favour of the proposal made by the Board of Directors. Any signed authorization form sent in blank will be treated as an authorization in favour of the independent voting proxy.

General remarks

Preparations for the Extraordinary General Meeting will be facilitated by the prompt return of your reply card. Please return it by October 4, 2002 at the latest in the enclosed envelope.

If any of the shares or CDIs recorded on an admission card are sold or partially sold, the registered shareholder or CDI Attendant should present the relevant admission card at the information counter for correction before the Extraordinary General Meeting as the associated voting rights will have lapsed.

In order to determine attendance correctly, any shareholder or CDI Attendant leaving the Extraordinary General Meeting early or temporarily is requested to present the unused voting papers and admission card at the exit.

Headsets for the translation will be available.

Transportation

We recommend that you use the following public transportation. Tram no. 11 leaves every 7 to 8 minutes from tram station *Bahnhofstrasse* or *Bahnhofquai* close to the Zurich main station to the last tram station, *Messe/Hallenstadion* (journey time approx. 18 minutes). From Zurich main station, take the S-Bahn train S2, S5, S6, S7, S8 or S14 and arrive within 6 minutes at the railway station Zurich-Oerlikon, then take tram no. 11 or bus no. 63 (leaves every 7 minutes) or bus no. 94 (leaves every 15 minutes) to the station *Messe/Hallenstadion.*

Zurich, September 16, 2002

Zurich Financial Services
On behalf of the Board of Directors

Lodewijk C. van Wachem, Chairman

This invitation is a translation of the German original. In case of inconsistencies, the official German version of the invitation shall prevail over the English text.

This invitation informs the shareholders of Zurich Financial Services of the proposed ordinary share capital increase and the resolutions to be passed at an Extraordinary General Meeting of October 11, 2002. This invitation does not, however, constitute an offer to sell or the solicitation of an offer to buy or subscribe for shares. It is not an offering prospectus pursuant to Art. 652a of the Swiss Code of Obligation or a listing prospectus pursuant to the listing rules of SWX Swiss Exchange. Any decision to buy or to subscribe for shares should be based exclusively on the offering and listing prospectus, which will be published after the Extraordinary General Meeting. In addition, investors are advised to consult their bank or financial advisor. U.S. and other shareholders of Zurich Financial Services may be prevented under applicable U.S. securities law or similar laws in other jurisdictions from participating in the offering referenced in this invitation.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES OF THE COMPANY. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Zurich Financial Services
c/o SAG SIS Aktienregister AG

P.O. Box
CH-4609 Olten
Switzerland

Phone +41 (0)1 625 22 55
Fax +41 (0)1 625 20 09
E-mail shareholder.services@zurich.com

ZURICH
FINANCIAL SERVICES

46823-02

ZURICH
FINANCIAL SERVICES

Reply card for Extraordinary General Meeting of Zurich Financial Services on October 11, 2002

Friday, October 11, 2002,10.00 a.m.
Messe Zürich, Zurich-Oerlikon
Wallisellenstrasse 49, CH-8050 Zurich
(Doors open: 08.30 a.m.)

You are entered in the share register of Zurich Financial Services as a shareholder with voting rights and are therefore invited to attend in person or to be represented at the Extraordinary General Meeting on October 11, 2002.

Personal attendance

☐ I/We will be attending the Extraordinary General Meeting in person and request you to send me/us an admission card and voting papers.

Proxy

I/We will **not** be attending the Extraordinary General Meeting in person, and hereby authorize:
(Please tick one box only)

☐ Zurich Financial Services to represent me/us at the Extraordinary General Meeting;

☐ The independent voting proxy, Ernst & Young AG (Attn. Dr. René Schwarzenbach, Bleicherweg 21, P.O. Box, CH-8022 Zurich), to represent me/us at the Extraordinary General Meeting;

In the event of representation by Zurich Financial Services or the independent voting proxy, your voting rights will be exercised in favor of the motion proposed by the Board of Directors unless we receive express instructions to the contrary.

☐ Another shareholder, entered in the share register as a shareholder with voting rights, to represent me/us at the Extraordinary General Meeting. I/We request you to send the admission card and voting papers to my/our proxy according to the details on the reverse.

Please note the information given on the reverse.

Any signed authorization form sent in blank will be treated as an authorization in favor of the independent voting proxy.

Instructions to the Company/the independent voting proxy

Agenda item	Subject (as written in the invitation)	Yes	No	Abstention
☐	Ordinary Capital Increase	☐	☐	☐
☐		☐	☐	☐
☐		☐	☐	☐

Authorization may only be accepted as valid if this form is duly **signed.**

Date

Signature

Comments

If you wish to be represented at the Extraordinary General Meeting by your custodian bank, please contact the bank directly.

Partnerships and legal entities may also be represented by authorized signatories, minors and wards by their legal representative and married persons by their spouse, even if these representatives are not shareholders.

Address of proxy

____
Company name or last name and first name of proxy

____
Address

____
Shareholder number, if appropriate and if known

If you require further information, please contact

Zurich Financial Services
c/o SAG SIS Aktienregister AG

P.O. Box
CH-4609 Olten

Phone +41 (0)1 625 22 55
Fax +41 (0)1 625 20 09
E-mail shareholder.services@zurich.com

CDI Attendants may arrange to be represented at the Extraordinary General Meeting by a registered shareholder or another CDI Attendant, by granting authority to such person in writing. Partnerships and legal entities, however, may be represented by authorized signatories, minors and wards by their legal representatives and married shareholders by their spouses, even if these representatives are not shareholders or CDI Attendants. CDI Attendants not wishing to attend the Extraordinary General Meeting may complete the separate reply card for CDI Attendants (including voting instructions); in the case of direct CREST members, to CRESTCo Ltd., London, and, in the case of registration by Lloyds TSB Registrars, to the latter, both of whom will have the votes cast through the Company or the independent voting proxy as per the instructions of the CDI Attendants. If voting instructions of CDI Attendants are received by either CRESTCo Ltd. or Lloyds TSB Registrars after October 7, 2002, noon London time, no warranty can be given that these instructions will be exercised.

Unless expressly instructed otherwise, the proxies of shareholders or CDI Attendants will exercise their votes in favour of the proposal made by the Board of Directors. Any signed authorization form sent in blank will be treated as an authorization in favour of the independent voting proxy.

General remarks

Preparations for the Extraordinary General Meeting will be facilitated by the prompt return of your reply card. Please return it by October 4, 2002 at the latest in the enclosed envelope.

If any of the shares or CDIs recorded on an admission card are sold or partially sold, the registered shareholder or CDI Attendant should present the relevant admission card at the information counter for correction before the Extraordinary General Meeting as the associated voting rights will have lapsed.

In order to determine attendance correctly, any shareholder or CDI Attendant leaving the Extraordinary General Meeting early or temporarily is requested to present the unused voting papers and admission card at the exit.

Headsets for the translation will be available.

Transportation

We recommend that you use the following public transportation. Tram no. 11 leaves every 7 to 8 minutes from tram station *Bahnhofstrasse* or *Bahnhofquai* close to the Zurich main station to the last tram station, *Messe / Hallenstadion* (journey time approx. 18 minutes). From Zurich main station, take the S-Bahn train S2, S5, S6, S7, S8 or S14 and arrive within 6 minutes at the railway station Zurich-Oerlikon, then take tram no. 11 or bus no. 63 (leaves every 7 minutes) or bus no. 94 (leaves every 15 minutes) to the station *Messe / Hallenstadion.*

Zurich, September 16, 2002

Zurich Financial Services
On behalf of the Board of Directors

Lodewijk C. van Wachem, Chairman

This invitation is a translation of the German original. In case of inconsistencies, the official German version of the invitation shall prevail over the English text.

This invitation informs the shareholders of Zurich Financial Services of the proposed ordinary share capital increase and the resolutions to be passed at an Extraordinary General Meeting of October 11, 2002. This invitation does not, however, constitute an offer to sell or the solicitation of an offer to buy or subscribe for shares. It is not an offering prospectus pursuant to Art. 652a of the Swiss Code of Obligation or a listing prospectus pursuant to the listing rules of SWX Swiss Exchange. Any decision to buy or to subscribe for shares should be based exclusively on the offering and listing prospectus, which will be published after the Extraordinary General Meeting. In addition, investors are advised to consult their bank or financial advisor. U.S. and other shareholders of Zurich Financial Services may be prevented under applicable U.S. securities law or similar laws in other jurisdictions from participating in the offering referenced in this invitation.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES OF THE COMPANY. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an Investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Zurich Financial Services
c/o SAG SIS Aktienregister AG

P.O. Box
CH-4609 Olten
Switzerland

Phone +41 (0)1 625 22 55
Fax +41 (0)1 625 20 09

ZURICH

ZURICH
FINANCIAL SERVICES

Reply card for Extraordinary General Meeting of Zurich Financial Services on October 11, 2002

Friday, October 11, 2002, 10.00 a.m.
Messe Zürich, Zurich-Oerlikon
Wallisellenstrasse 49, CH-8050 Zurich
(Doors open: 08.30 a.m.)

You are entered in the share register of Zurich Financial Services as a shareholder with voting rights and are therefore invited to attend in person or to be represented at the Extraordinary General Meeting on October 11, 2002.

Personal attendance

☐ I/We will be attending the Extraordinary General Meeting in person and request you to send me/us an admission card and voting papers.

Proxy

I/We will **not** be attending the Extraordinary General Meeting in person, and hereby authorize:
(Please tick one box only)

☐ Zurich Financial Services to represent me/us at the Extraordinary General Meeting;

☐ The independent voting proxy, Ernst & Young AG (Attn. Dr. René Schwarzenbach, Bleicherweg 21, P.O. Box, CH-8022 Zurich), to represent me/us at the Extraordinary General Meeting;

In the event of representation by Zurich Financial Services or the independent voting proxy, your voting rights will be exercised in favor of the motion proposed by the Board of Directors unless we receive express instructions to the contrary.

☐ Another shareholder, entered in the share register as a shareholder with voting rights, to represent me/us at the Extraordinary General Meeting. I/We request you to send the admission card and voting papers to my/our proxy according to the details on the reverse.

Please note the information given on the reverse.
Any signed authorization form sent in blank will be treated as an authorization in favor of the independent voting proxy.

Instructions to the Company / the independent voting proxy

Agenda item	Subject (as written in the invitation)	Yes	No	Abstention
☐	Ordinary Capital Increase	☐	☐	☐
☐		☐	☐	☐
☐		☐	☐	☐

Authorization may only be accepted as valid if this form is duly **signed.**

Date

Signature

Comments

If you wish to be represented at the Extraordinary General Meeting by your custodian bank, please contact the bank directly.

Partnerships and legal entities may also be represented by authorized signatories, minors and wards by their legal representative and married persons by their spouse, even if these representatives are not shareholders.

Address of proxy

___

Company name or last name and first name of proxy

___

Address

___

Shareholder number, if appropriate and if known

If you require further information, please contact

Zurich Financial Services
c/o SAG SIS Aktienregister AG

P.O. Box
CH-4609 Olten

Phone +41 (0)1 625 22 55
Fax +41 (0)1 625 2009
E-mail shareholder.services@zurich.com

ZURICH
FINANCIAL SERVICES

Information for Shareholders

on the Ordinary Capital Increase with
Pre-emptive Rights of Zurich Financial Services

Legal Information

This information brochure has been prepared as information for the shareholders of Zurich Financial Services only (the "Company" or "Zurich"), and not for any other person, in view of the Ordinary Capital Increase with Pre-emptive Rights approved by the Extraordinary General Meeting of Zurich Financial Services on October 11, 2002 and the granting of these rights to existing shareholders, subject to applicable securities laws (the "Rights Offering"). This brochure is neither an offering prospectus in the sense of article 652a or article 1156 of the Swiss Code of Obligations ("offering prospectus") nor a prospectus for the listing of the registered shares of Zurich Financial Services on the SWX Swiss Exchange or the Official List of the U.K. Listing Authority ("listing prospectus"), nor any other type of prospectus. It does not constitute or form part of an offer, or solicitation of an offer to purchase or subscribe for shares, rights or other securities. The information contained in this information brochure is therefore not complete and should be read in conjunction with the information contained in the Offering Memorandum (as defined below). Parts of the transaction described below are subject to the execution and/or completion of certain agreements among the Company and an underwriting syndicate lead managed by Credit Suisse First Boston, Goldman Sachs International, Schroder Salomon Smith Barney and UBS AG, acting through its business group UBS Warburg (the "Joint Global Coordinators" and together with the other members of the underwriting syndicate, the "Underwriters") as well as the execution and completion of the capital increase by the Board of Directors of the Company as described below.

An offering memorandum dated October 11, 2002 (the "Offering Memorandum") in the English language has been prepared in relation to the Rights Offering described below. The Offering Memorandum contains further information about the Company and constitutes the offering prospectus and the listing prospectus for the Rights Offering.

Copies of the Offering Memorandum are available, free of charge, from the Company or from Credit Suisse First Boston, Goldman Sachs International, Schroder Salomon Smith Barney and UBS Warburg at the addresses on the back page of this information brochure.

Delivery of the Offering Memorandum may be restricted in certain jurisdictions and, in any event, is not intended to constitute an offer to any holders of rights to participate in the global offering or otherwise an offer in relation to the global offering. Holders of rights requesting an Offering Memorandum should consider carefully the specific investment considerations, including certain risk factors in addition to the other information contained in the Offering Memorandum.

Certain statements in this information brochure are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity, expense reductions, pricing conditions, underwriting claims improvements and our dividend policy. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). The following factors, among others, may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets: general economic conditions, particularly in our core markets; performance of financial markets; the frequency, severity and development of insured claims events; mortality and morbidity experience; policy renewal and lapse rates; levels of interest rates; currency exchange rates; increasing levels of competition; changes in laws, including tax laws, and regulations; changes in the policies of regulators; and general competitive factors. The Zurich Financial Services Group (the "Group") assumes no responsibility to update any of the forward-looking statements contained herein.

The original version of this information brochure was written in English. A translation of this information brochure has been prepared in German and French. In the event of inconsistencies between the English original and the German or French translation thereof, the English version shall prevail.

The Joint Global Coordinators are advising Zurich Financial Services and no-one else in relation to the offering of the Pre-emptive Rights, the Entitlements and the New Shares, and they will not be responsible to anyone other than Zurich Financial Services for providing the protections afforded to customers of the respective Joint Global Coordinators, nor for providing any advice in relation to the offering of the Pre-emptive Rights, the Entitlements and the New Shares, the contents of this information brochure or the Offering Memorandum or any transaction or arrangement referred to herein or therein. Each offeree of the securities, by accepting delivery of this brochure, agrees to the terms described in this paragraph.

UK Cautionary Legend

This information brochure is directed only at persons (a) who are shareholders of Zurich Financial Services; (b) who are otherwise entitled to shares in Zurich Financial Services; (c) who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Financial Promotion Order"); or (d) to whom this information brochure may otherwise legally be issued pursuant to an exemption contained in the Financial Promotion Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this information brochure relates is available only to relevant persons and will be engaged in only with relevant persons.

US Cautionary Legend

The offer and sale of the rights and the shares issuable upon exercise of the rights has not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state of the United States. Accordingly, the Rights Offering is not being made to, and the shares to be issued upon exercise of the rights may not be offered, sold or delivered to, shareholders of Zurich (or holders of American Depositary Shares representing Zurich shares) resident in the United States or to, or for the account or benefit of, US persons, and may not be taken up or renounced by such persons. This information brochure may not be sent to or otherwise distributed in the United States or to US persons, including to shareholders of Zurich with registered addresses in the United States or to persons known to be nominees, custodians or trustees for such persons. Persons receiving this brochure (including custodians, nominees and trustees) must not mail it to or otherwise distribute it in the United States. Notwithstanding the foregoing, certain "qualified institutional buyers" (as defined in Rule 144A under the US Securities Act) in the United States will be entitled to exercise rights and acquire shares.

Other Jurisdictions

The Rights Offering is not being made to, and shares to be issued in the Rights Offering may not be offered, sold or delivered to, or taken up or renounced by, persons in certain jurisdictions as specified in "Other Jurisdictions – Cautionary Legends" at the back of this information brochure or any other jurisdiction where such action would be prohibited by law.

Accordingly, this information brochure may not be sent to or otherwise distributed in any such jurisdiction, including to shareholders of Zurich Financial Services with registered addresses in any such jurisdiction or to persons known to be nominees, custodians or trustees for such persons. Persons receiving this information brochure (including custodians, nominees and trustees) must not mail it to or otherwise distribute it in any such jurisdiction.

INVESTING IN PRE-EMPTIVE RIGHTS, ENTITLEMENTS OR NEW SHARES INVOLVES RISKS. FOR A DISCUSSION OF CERTAIN CONSIDERATIONS THAT SHOULD BE TAKEN INTO ACCOUNT IN DECIDING WHETHER TO INVEST IN PRE-EMPTIVE RIGHTS, ENTITLEMENTS OR NEW SHARES, PLEASE SEE "RISK FACTORS" IN THE OFFERING MEMORANDUM.

ANY DECISION TO INVEST IN PRE-EMPTIVE RIGHTS, ENTITLEMENTS OR NEW SHARES SHOULD BE BASED EXCLUSIVELY ON THE OFFERING MEMORANDUM, DATED OCTOBER 11, 2002.

Contents

Introduction by the Chairman and the CEO

October 11, 2002

At today's Extraordinary General Meeting shareholders of Zurich Financial Services approved an ordinary capital increase with pre-emptive rights in order to raise approximately $ 2.5 billion in shareholders' equity. The following pages provide background on this Rights Offering, together with information on the choices available to you. However, the material presented here cannot replace the contents of the more detailed Offering Memorandum, which is available, free of charge, from Zurich and from the Joint Global Coordinators upon request. Details on how to request a copy of the Offering Memorandum are contained on the back page of this information brochure.

The rationale underpinning the Rights Offering was spelled out by management on September 5, 2002 on the occasion of the presentation of the Company's half-year results. At the heart of the program is a comprehensive set of proposals designed to re-establish Zurich's rank in the top tier of profitable insurance-based financial services providers. The Company will sharpen its focus by concentrating on insurance and it will redeploy capital in a systematic way to the most promising core businesses and core geographical regions. Management has also identified ways to reduce Zurich's cost base and improve the efficient delivery of products and services. These initiatives are expected to enhance net income by at least $ 1 billion in 2003.

One important element of the program of strategic initiatives is to raise capital in order to fund profitable growth, particularly in the non-life market. As part of that program, shareholders have approved the ordinary capital increase with pre-emptive rights today. Together with other initiatives to improve capital management, this is expected to enhance Zurich's risk-based capital by more than $ 5 billion in 2003.

Shareholders have lent their support for this program by accepting the ordinary capital increase with pre-emptive rights as proposed by the Board of Directors. The Board and management remain convinced that the interests of all stakeholders – shareholders, employees, customers and the communities in which Zurich is operating – would benefit from a successful Rights Offering.

Zurich Financial Services
on behalf of the Board of Directors

Lodewijk van Wachem, Chairman

James J. Schiro, Chief Executive Officer

Our Group

Overview of Our Business

We are an insurance-based financial services provider with an international network that focuses on chosen markets. Our core markets are the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. Our core businesses are non-life and life insurance. Capital will be allocated to core businesses and core markets in support of achieving a business operating return on equity after tax of 12% in the medium term. Non-core businesses or non-core markets will receive capital only to the extent that they are capable of exceeding this hurdle rate.

With total revenues of $38.5 billion in 2001, Zurich Financial Services ranked among the top 10 of publicly traded insurers in the world. Our total owned and managed premium volume was $56.2 billion in 2001. Our 2001 revenues and total owned and managed premium volume included the premiums of the former Zurich Re, which was divested by way of an initial public offering in December 2001. In addition, our total owned and managed premium volume included life insurance deposits and premiums of the Farmers P&C Group Companies, which we provide management services to but do not own. In the first half of 2002, we reported $20.4 billion of revenues, while the total volume of owned and managed premiums was $31.3 billion, including life insurance deposits and premiums of the Farmers P&C Group Companies. In recent years, earnings growth has lagged behind strong revenue growth. We are committed, however, to improve our net results through solid processes, disciplined leadership and rigorous financial and operational performance management.

We currently offer our customers primarily non-life and life insurance products, including asset accumulation solutions such as annuities, unit linked life insurance and savings products. Our manufacturing capacity is focused on insurance products, but we also distribute non-insurance products, such as mutual funds, mortgages and other banking products, from carefully selected third party providers. In addition, we provide innovative risk financing and capital enhancing solutions. Our customers include individuals, public sector institutions, small- and medium-sized businesses as well as large and multinational corporations.

Our core markets as described above accounted for approximately 81% of our gross written premiums and policy fees in the first six months of 2002 and approximately 79% of our gross written premiums and policy fees in 2001. Our market shares in these regions are significant. We are recognized in these markets as an industry leader, capable of providing innovative solutions.

- In the United States, we are the third largest non-life insurer, based on 2001 net written premiums, including the net written premiums of the Farmers P&C Group Companies, which we provide management services to but do not own. Excluding the premiums of the Farmers P&C Group Companies, we are the twelfth largest non-life insurer in the United States, based on 2001 net written premiums.
- In the United Kingdom, we are the fourth largest non-life insurer, based on 2001 statutory net premiums written, and the ninth largest life insurer, based on 2001 direct new business annual premium equivalent.
- In Switzerland, we are the second largest non-life insurer and the third largest life insurer, based on 2000 gross written premiums.
- In Germany, we are the eighth largest non-life insurer, based on 2000 gross written premiums, and the fourth largest non-governmental life insurer, based on 2000 direct written premiums, in each case including the premiums of the Deutscher Herold Group, which we acquired from Deutsche Bank in April 2002.
- In Italy, we are the thirteenth largest non-life insurer, based on 2000 gross written premiums and including the premiums of Deutsche Bank's Italian insurance operations which we acquired in May 2002.
- In Spain, we are the fourth largest non-life insurer and the seventh largest life insurer, based on 2000 gross written premiums and including the premiums of Deutsche Bank's Spanish insurance operations which we acquired in May 2002.

In order to meet our customers' needs we employ a multi-channel distribution approach. The distribution network includes independent agents and brokers, captive agency distribution, direct marketing, affinity marketing and the Internet.

Our competitive advantages include:
- a well diversified portfolio of businesses, both geographically and by lines of business
- diverse revenue and earnings streams combining both premium and fee income
- diverse distribution channels including independent agents and brokers, captive agency forces, direct and Internet channels
- a strong portfolio of recognized brands, including Zurich, Deutscher Herold, Eagle Star, Allied Dunbar, Centre and Threadneedle
- globally integrated capabilities combined with presence in and knowledge of local markets
- a disciplined process for capital allocation and performance measurement that is centrally controlled and monitored.

Summary of and Background to Our Strategy

We are an insurance-based financial services provider with an international network that is focused on chosen markets. Non-life insurance and life insurance are our core businesses. The United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain, are our core markets.

We will use a disciplined process of allocating risk-based capital across our businesses and markets. The risk-based capital allocation to businesses will be dynamic and will adapt flexibly to changes in market conditions, assuring that those markets and businesses with the most attractive earnings prospects will receive priority for capital allocation. Results will be monitored closely on an ongoing basis. Corrective actions, based on a rigorous analysis of the financial and operational performance in all markets and all businesses, will be taken as required.

A key step in formulating and developing our strategy has been the increase centralization of financial and strategic decision making. Group Head Office ("GHO") concentrates on strategic leadership, governance and knowledge sharing and specifically manages the following tasks:
- capital allocation to businesses and markets
- reinsurance capital management
- investment portfolio decisions and strategy (including capital gains realization)
- performance management
- financial reporting

We believe that centralized decision making related to financial matters ensures a more consistent level of analysis and discipline. Our objective is to achieve financial discipline and maintain a strong balance sheet, while holding the operational units accountable for sustainable earnings improvements.

Our reported earnings and capital position were significantly enhanced by the strong financial markets in the 1990s, which resulted in high levels of realized and unrealized capital gains, providing the capital needed to fund growth.

In common with other major insurers, however, we have suffered from the decline in equity markets since the second half of 2000. The adverse impact on our balance sheet has been mitigated to some degree by the appreciation in our fixed income portfolio, the capital released from the divestments in 2001 of Converium and in 2002 of our asset management subsidiary, Zurich Scudder Investments, as well as the issuance of SMIC MILES ™ (Market Index Linked Exchangeable Securities) in early 2002. Nonetheless, our capital position has been weakened by poor underlying operating performance, including the impact of large underwriting losses such as those resulting from the tragic events of September 11, 2001, in the United States and compounded by the special provisions totaling $2.7 billion after tax that we recorded as of June 30, 2002, in order to strengthen our balance sheet, please see "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the Offering Memorandum.

In light of the above and in the context of a thorough review of the Group's strategy and operations, the management team, led by the new Chief Executive Officer, James J. Schiro, announced on September 5, 2002, a package of initiatives to sharpen our business focus, improve operational efficiency and enhance the Group's capital base. We believe that these initiatives will create a strong platform for the Group from which to pursue sustainable and profitable growth.

Measures to Sharpen Strategic Focus
We believe that our target of a 12% business operating return on equity after tax over the medium term will be best achieved in those markets where we command attractive market positions, possess strong local knowledge and experience, and where we can benefit from economies of scale and scope. For a more detailed description of business operating profit, please see "Management's Discussion and Analysis of Financial Conditions and Results of Operation – Material Items Affecting our Results of Operations – Presentation of Results and Business Operative Profit" in the Offering Memorandum.

Consequently, we will allocate our resources primarily to building on our existing core non-life and life insurance markets of the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. We will supplement our product offerings with third party products in those core markets where our customers require us to offer financial services outside of our core insurance product range and where we can leverage our distribution channels and customer relationships.

Initiatives to Improve Operational Performance
Our aim is to generate earnings that are not dependent on capital gains and that are sustainable over the business cycle. To this end we have assessed our operating performance relative to a 12% business operating return on equity after tax target over the medium term. We have also compared our performance to that of our competitors and drawn on the knowledge and experience of our most efficient Business Units. Based on this analysis, we have initiated an operational improvement program based on cost savings and revenue enhancing initiatives designed to increase our net income in 2003 by at least $1.0 billion. In connection with this improvement program, costs of up to approximately $500 million after tax are expected to be reflected as a charge in the second half of 2002. Over half of the expected improvement in 2003 net income is anticipated to originate from expense savings that include staff reductions of approximately 4,500 employees worldwide, as well as reduced information technology, procurement and head office expenditures. Approximately one third of the earnings improvement is expected to come from pricing and underwriting initiatives. The balance is expected from streamlining our claims management processes.

In light of our strategy of increasingly centralizing decision making across the Group, GHO will actively monitor achievements of these financial targets.

Initiatives to Enhance and Manage Our Capital Base
The outlook for profitable growth in non-life insurance in our core markets is better than at any time in recent years. In the wake of capacity shortages and a renewed assessment of risk among our customers, we are experiencing strong price increases in nearly all of our non-life insurance commercial lines in the United States, the United Kingdom and Continental Europe and we are seeing signs of strengthening in personal insurance rates in some of these markets as well, please see "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the Offering Memorandum. We expect this "hard market" to continue through the remainder of 2002 and in 2003. However, while our existing capital base is adequate to support our current level of business, significant increases in new business will have to be backed by additional capital.

We are therefore implementing a risk-based capital enhancement program of more than $5.0 billion to take advantage of this strong non-life insurance market environment and to better our financial strength ratings. This program consists of these offerings of approximately $2.5 billion (based on the noon buying rate of CHF 1.4841 per $1.00 on October 10, 2002 as certified by the Federal Reserve Bank of New York (the "October 10, 2002 Noon Buying Rate")), utilizing our hybrid capital capacity of approximately $500 million, subject to market conditions, and risk-based capital savings of approximately $2.5 to $2.7 billion. The risk-based capital savings includes withdrawal of capital or exit from businesses that do not meet our internal hurdle rate of 12% business operating return on equity after tax over the medium term, or that do not fit with our strategy. We believe that the Group will release at least $1.0 billion of capital over the medium term by applying this approach rigorously. In addition, we intend to reduce our equity exposure, make selective use of cost effective reinsurance and adhere to a flexible dividend policy, please see "Dividend Policy" in the Offering Memorandum.

A cornerstone of this capital enhancement and management program is to raise approximately $2.5 billion (based on the October 10, 2002 Noon Buying Rate) by way of an ordinary capital

increase with Pre-emptive Rights. To this effect, on October 11, 2002, our shareholders approved the issue of 57,602,782 New Shares at an issue price *(Ausgabebetrag)* of CHF 65 per New Share. The Underwriters have agreed to subscribe for any New Shares not taken up in the offerings, please see "The Ordinary Capital Increase with Pre-emptive Rights" in the Offering Memorandum. Our goal is to improve our financial strength ratings from our current single-"A" levels to "AA" in the medium term. We realize that capital adequacy alone will not achieve this aim, and that we will also need to meet our operational improvement goals.

Recent Developments

We announced on September 5, 2002 that our preliminary estimate of the total Group exposure to the floods in Eastern Europe in August 2002 is between $175 to $200 million before tax and net of reinsurance recoverables. The estimated gross impact on our Continental European markets, before tax and intra-segment eliminations, is $73 million in Germany, $95 million in our Continental Europe Corporate Business Unit and $82 million in the rest of Continental Europe.

In line with our strategy to refocus as an insurance-based financial services provider, we announced on September 5, 2002 the closure of Zurich Bank, our U.K. on-line banking service, in Spring 2003. Existing banking customers will be offered the option to transfer to alternative Halifax or Intelligent Finance bank accounts. In addition, we will make a onetime goodwill payment to customers for any potential inconvenience caused.

In September 2002, we announced our decision to defer our plans to establish new life and non-life insurance joint ventures in India, in line with our strategy to allocate our capital to core markets in order to generate sustained profitable growth. This decision does not affect our asset management business, risk management operations or U.K. call center facility in India.

In September 2002, we entered into an agreement with the management of our subsidiary, Gresham Trust, whereby they will form a new private equity management company independent of the Group. The value of our investments managed by Gresham Trust was approximately $277 million as of June 30, 2002. The agreement will take effect after an interim period, assuming certain conditions are met. The agreement will reduce our remaining commitments to Gresham Trust-managed funds from $613 million to $69 million. In addition, we will commit a further $115 million to a new Gresham Trust-managed fund. As a result, our total remaining commitment to Gresham Trust-managed funds will be $184 million.

In September 2002, in line with our intention to reduce our exposure to equity investments, we sold 100% of our direct equity investment of $100 million in Endurance Specialty Insurance Ltd., Bermuda, to Endurance Specialty Holdings Ltd., the holding company of Endurance Specialty Insurance. The proceeds of the transaction were $100 million. This direct investment was made as part of the initial capitalization of Endurance on December 14, 2001. An additional investment of $100 million was made by Capital Z Financial Services Fund II, L.P., in which we are a limited partner with a minority share.

On September 24, 2002, Farmers Insurance Exchange and Fire Insurance Exchange announced that they would not be renewing their current homeowners policies in the State of Texas, beginning in November 2002.

This action was taken in response to a Cease and Desist Order issued by the Texas Commissioner of Insurance on August 13, 2002 as a result of rating action by the Exchanges in the homeowners line of business. Farmers Insurance Exchange and Fire Insurance Exchange are part of the Farmers P&C Group Companies which we provide management services to but do not own. The impact of the Exchanges' decision to stop providing homeowners insurance in Texas on our net income will reflect the loss of the management fees received on the related gross earned premiums, net of applicable operating expenses of Farmers Group, Inc. and its subsidiaries and other items and tax. The decision may also affect sales of other products in Texas. By not writing this business, however, the Farmers Exchanges could release capital to support premiums written elsewhere, thus reducing the impact for the Farmers Exchanges and, through the management fee, on our Farmers Management Services segment.

FOR FURTHER INFORMATION, RISK FACTORS AND DISCLOSURE, PLEASE SEE THE OFFERING MEMORANDUM.

Share Capital after the Capital Increase

After giving effect to the Rights Offering and the global offering, we will have 144,006,955 registered shares issued. In addition to our issued share capital, we have authorized capital *(genehmigtes Kapital)* of CHF 60,000,000 pursuant to which up to 6,000,000 registered shares can be issued until June 1, 2004. Furthermore, we have contingent capital of CHF 69,818,280 pursuant to which up to 6,981,828 registered shares can be issued upon conversion of convertible bonds or similar debt instruments, and up to 1,500,000 registered shares can be issued to employees of the Group.

Voting Rights and Entry into the Share Register

Each New Share confers one vote to its holder. Voting rights can only be exercised following registration of a shareholder in our share register. Shareholders entered into our share register with voting rights who exercise their Pre-emptive Rights will be registered in our share register with voting rights. The entry into the share register of purchasers of Pre-emptive Rights who have exercised their Pre-emptive Rights or of subscribers of Entitlements is subject to the limitations of our Articles of Incorporation.

Dividends

The New Shares will be eligible to receive dividends declared, if any, starting with the business year ending December 31, 2002.

Lock-up with regard to our authorized capital

We have agreed with the Underwriters that for a period of 90 days following October 31, 2002, we will not issue or sell registered shares out of authorized capital *(genehmigtes Kapital)* or securities convertible into registered shares out of authorized capital, subject to certain exceptions.

Use of proceeds

We expect to use the net proceeds of the Rights Offering and global offering for general corporate purposes, including funding the additional capital requirements of potential growth opportunities and/or refinancing short-term indebtedness incurred primarily to fund growth in North America.

Taxes

We will pay the stamp tax on the issuance of the New Shares *(Emissionsabgabe).*

The sale of the Pre-emptive Rights and the Entitlements will not be subject to the Swiss federal stamp tax , with the exception that the transfer or settlement of Entitlements after payment of the issue price may be subject to Swiss federal stamp tax on the transfer of securities of up to 0.15%.

For further explanations of certain tax consequences, please see "Tax Considerations" in the Offering Memorandum.

Swiss Security Number *(Valorennummer)*

1107539 (Registered Shares)
1482485 (Pre-emptive Rights)
1482486 (Entitlements)

International Securities Identification Number (ISIN)

CH0011075394 (Registered Shares)
CH0014824855 (Pre-emptive Rights)
CH0014824863 (Entitlements)

Common Code

11659896 (Registered Shares)
15543574 (Pre-emptive Rights)
15543604 (Entitlements)

Ticker Symbol

"ZURN" (Registered Shares)
"ZURN1" (Pre-emptive Rights)
"ZURNE" (Entitlements)

RISK FACTORS

INVESTING IN PRE-EMPTIVE RIGHTS, ENTITLEMENTS OR NEW SHARES INVOLVES RISKS. FOR A DISCUSSION OF CERTAIN CONSIDERATIONS THAT SHOULD BE TAKEN INTO ACCOUNT IN DECIDING WHETHER TO INVEST IN PRE-EMPTIVE RIGHTS, ENTITLEMENTS OR NEW SHARES, PLEASE SEE "RISK FACTORS" IN THE OFFERING MEMORANDUM.

Timetable and Process Overview

IMPORTANT NOTICE: CUSTODIAL BANKS HOLDING YOUR SHARES MAY SET EARLIER DATES AND/OR SHORTER PERIODS THAN CONTAINED IN THE TIMETABLE BELOW. PLEASE REVIEW THE INSTRUCTIONS FROM YOUR CUSTODIAL BANK CAREFULLY.

Period	October 2002	EVENT	POSSIBLE IMPLICATIONS FOR SHAREHOLDERS
	Friday 11	• Capital increase approved by Zurich shareholders	
	Saturday 12		
	Sunday 13		
	Monday 14	• Information brochure sent by depository banks	
	Tuesday 15		
	Wednesday 16	**End of business hours** • Record date for allotment of Pre-emptive Rights	
PRE-EMPTIVE RIGHTS TRADING PERIOD; PRE-EMPTIVE RIGHTS EXERCISE PERIOD	Thursday 17	• Registered shares trade ex-rights on virt-x and London Stock Exchange's market for listed securities • Pre-emptive Rights Trading Period commences on virt-x • Pre-emptive Rights Exercise Period commences	**Allotment of one Pre-emptive Right per registered share held on the record date.** **Registered shares traded as of this date will be quoted and traded without Pre-emptive Rights** **If you hold Pre-emptive Rights between this date and October 24, 2002, you are entitled to trade them on virt x (please see "Procedures for Shareholders")** **If you hold Pre-emptive Rights between this date and 12:00 noon on October 25, 2002, you are entitled to exercise these and subscribe for New Shares (please see "Procedures for Shareholders")**
	Friday 18		
	Saturday 19		
	Sunday 20		
	Monday 21		
	Tuesday 22		
	Wednesday 23		
	Thursday 24	• Pre-emptive Rights Trading Period ends	**If you hold Pre-emptive Rights, this will be the last day for you to trade them on virt-x**
	Friday 25	**12:00 noon CET** • Pre-emptive Rights Exercise Period ends • Exercise of Pre-emptive Rights becomes irrevocable	**If you hold Pre-emptive Rights and have not exercised them by this time and date, they will be allotted to the Underwriters for exercise by them**
	Saturday 26		
	Sunday 27		
ENTITLEMENTS TRADING PERIOD	Monday 28	• Trading of Entitlements commences on virt-x	**If you have exercised your Pre-emptive Rights, you will receive Entitlements and may trade them.**
	Tuesday 29		
	Wednesday 30	• Trading of Entitlements on virt-x ends • New Shares issued (legally) and allotted	**IF YOU HAVE EXERCISED PRE-EMPTIVE RIGHTS, PAYMENT AND SETTLEMENT WILL OCCUR ON THIS DATE.**
	Thursday 31	• Conversion of Entitlements into New Shares • New Shares listed and trading commences on virt-x and London Stock Exchange's market for listed securities	

Procedures for Shareholders

Our shareholders who have been allotted Pre-emptive Rights can choose to either (i) exercise, or (ii) trade Pre-emptive Rights (subject to certain exceptions – please see "Other Jurisdictions – Cautionary Legends"). Pre-emptive Rights can be exercised until Friday, October 25, 2002, 12:00 noon CET. Trading of Pre-emptive Rights on virt-x will begin on Thursday, October 17, 2002 and end on Thursday, October 24, 2002.

Allotment of Pre-emptive Rights in the Rights Offering

Each existing registered share will be allotted one Pre-emptive Right.

The record date for determination of holders of existing registered shares entitled to receive Pre-emptive Rights is Wednesday, October 16, 2002. Pre-emptive Rights will be allotted to the shareholders holding existing registered shares at that date as follows:

- shareholders who hold their registered shares in custody through a depository bank will be allotted Pre-emptive Rights through, and will be informed, subject to the applicable securities laws, by, their depository bank; and

- shareholders who keep their registered shares in the form of physical certificates, such as at home or physically deposited in a bank safe, or in custody with our share register, will be allotted Pre-emptive Rights in the form of certificates *(Bezugsrechtsausweise)* through, and will be informed, subject to applicable securities laws, by, our share register.

Trading of Pre-emptive Rights

Pre-emptive Rights will be tradable on virt-x from Thursday, October 17, 2002 until Thursday, October 24, 2002.

IF you wish to BUY Pre-emptive Rights in addition to the Pre-emptive Rights allotted to you then you may do so on virt-x between Thursday, October 17, 2002 and Thursday, October 24, 2002.

IF you have been allotted Pre-emptive Rights AND you wish to SELL some or all of these Pre-emptive Rights, then you may do so on virt-x between Thursday, October 17, 2002 and Thursday, October 24, 2002.

Shareholders who keep their registered shares in the form of physical certificates, such as at home or physically deposited in a bank safe, or in custody with our share register, will have to contact their local banks if they want to buy or sell Pre-emptive Rights.

Exercise of Pre-emptive Rights

The exercise of three Pre-emptive Rights entitles the exercising holder to subscribe for two New Shares against payment of the subscription price (in cash) in the manner and subject to the terms and conditions set forth in the Offering Memorandum. Subscriptions will be accepted for whole New Shares only. The subscription price is CHF 65 per New Share.

If you do not hold a number of Pre-emptive Rights divisible by three, you can either purchase additional Pre-emptive Rights on virt-x during the Pre-emptive Rights trading period or sell your remaining Pre-emptive Rights.

Pre-emptive Rights can be exercised as follows:

- shareholders who hold their registered shares in custody through a depository bank must subscribe for New Shares according to the instructions provided by such depository bank; and

- shareholders who keep their registered shares in the form of physical certificates, such as at home or physically deposited in a bank safe, or in custody with our share register, will have to deliver the Pre-emptive Rights certificates *(Bezugsrechtsausweise)* to their local bank and notify this bank before the end of the Pre-emptive Rights Exercise Period on their exercise and subscription for New Shares.

On Friday, October 25, 2002, at 12:00 noon CET, the exercise of Pre-emptive Rights by their holders becomes irrevocable. If a shareholder neither exercises his Pre-emptive Rights within the Pre-emptive Rights Exercise Period nor sells them within the Pre-emptive Rights Trading Period, such Pre-emptive Rights will be allotted to the Underwriters for exercise by them.

Cash out

After completion of this Ordinary Capital Increase, a paying agent nominated by Zurich and acting on behalf and as agent for certain of our shareholders will pay to shareholders, who have neither exercised nor sold their Pre-emptive Rights, upon request supported by evidence, the pro-rata share of any premium less costs and 35% Swiss federal withholding taxes, if any. Such premium will be calculated as the amount, if any, by which the aggregate offer price for the Entitlements having been placed by the Underwriters in the global offering exceeded the aggregate issue price *(Ausgabebetrag)* for New Shares. This amount will be reduced by the transaction costs and potential taxes associated with the global offering (the "Premium"). For the tax treatment of cash out payments please see "Tax Considerations" in the Offering Memorandum.

Shareholders Holding their Shares as CDIs Directly in CREST

Shareholders holding their shares as CDIs directly in CREST will be informed of the options available to them, and the action and the related deadlines they should take in relation to those options, by CRESTCo Limited in its Corporate Actions Bulletin.

Participants in the Lloyds TSB Registrars nominee facility

Shareholders holding their shares as CDIs in the Lloyds TSB Registrars nominee facility will be informed of the options available to them, and the action and the related deadlines they should take in relation to those options, by separate letter from Lloyds TSB Registrars.

Tax considerations

You should consult your own tax advisors regarding the applicable tax consequences resulting from the subscription for, acquisition, ownership and disposition of the Pre-emptive Rights, Entitlements and registered shares based on your particular circumstances as well as any tax consequences arising under the laws of Switzerland, the United Kingdom or any other applicable foreign jurisdiction. For further information, please see "Tax Considerations" in the Offering Memorandum.

Examples

IF you are allotted Pre-emptive Rights AND/OR purchase Pre-emptive Rights on virt-x then you may exercise these Pre-emptive Rights from Thursday, October 17, 2002 but no later than 12:00 noon CET on Friday, October 25, 2002.

IF you are allotted Pre-emptive Rights AND/OR purchase Pre-emptive Rights on virt-x AND neither exercise these Pre-emptive Rights between Thursday, October 17, 2002 and 12:00 noon CET on Friday, October 25, 2002, nor sell them during the Pre-emptive Rights Trading Period between Thursday, October 17, 2002 and Thursday, October 24, 2002, then your Pre-emptive Rights will be allocated to the Underwriters for exercise by them.

Examples:

A. I hold 30 Pre-emptive Rights and wish to exercise all of these.

→ You can exercise all 30 of these rights and thus subscribe for 20 New Shares at a price of CHF 65 per New Share, provided you do so by 12:00 noon CET on Friday, October 25, 2002.

B. I hold 32 Pre-emptive Rights and wish to exercise all of these.

→ You can exercise the first 30 of these rights and thus subscribe for 20 New Shares at a price of CHF 65 per New Share, provided you do so by 12:00 noon CET on Friday, October 25, 2002.

In order to exercise the remaining 2 rights, you will have to buy 1 additional right on virt-x by October 24, 2002. You will then be able to exercise these 3 remaining rights and subscribe for 2 New Shares at a price of CHF 65 per New Share, provided you do so by 12:00 noon CET on Friday, October 25, 2002.

C. I hold 32 Pre-emptive Rights and wish to exercise as many of these as possible without having to buy.

→ You can exercise the first 30 of these rights and thus subscribe for 20 New Shares at a price of CHF 65 per New Share, provided you do so by 12:00 noon CET on Friday, October 25, 2002 additional Pre-emptive Rights on virt-x.

You can do the following with the remaining 2 rights:

- Sell them on virt-x by October 24, 2002
- Do nothing, in which case, they will be allotted to the Underwriters for exercise by them. Upon your request, you will receive from the paying agent nominated by the Company your pro rata share of the Premium, if any (see "Cash out" above)

D. I hold Pre-Emptive Rights and wish to dispose of these.

→ You may trade your rights on virt-x until October 24, 2002.

E. I hold Pre-emptive Rights and either forget to or do not wish to exercise them.

→ Your rights will be allocated to the Underwriters for exercise by them. Upon your request, you will receive from the paying agent nominated by the Company your pro rata share of the Premium, if any (see "Cash out" above).

Other Jurisdictions – Cautionary Legends

FOR INVESTORS IN FRANCE

This information brochure has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Regulations no. 98-01 and 98-08 of the Commission des opérations de bourse ("COB") and has therefore not been submitted to the COB for prior approval.
It is made available only to qualified investors and/or to a limited circle of investors (as defined in Article L.411-2 of the French Code Monétaire et Financier and in the Decree n° 98-880 dated 1 October 1998), on the condition that it shall not be passed on to any person nor reproduced (in whole or in part) and that applicants act for their own account in accordance with the terms set out by the said Decree and undertake not to retransfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations (Articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French Code Monétaire et Financier).

La note d'opération n'a pas été préparée dans le cadre d'un appel public à l'épargne en France au sens de l'article L. 411-1 du Code monétaire et financier et des règlements n° 98-01 et 98-08 de la Commission des opérations de bourse ("COB") et n'a donc pas fait l'objet d'un visa de la COB. Elle n'est mise à la disposition d'investisseurs qualifiés et/ou d'un cercle restreint d'investisseurs (tels que définis à l'article L. 411-2 du Code monétaire et financier et par le décret n° 98-880 du 1er octobre 1998) qu'à la condition que ceux-ci ne la diffusent pas et ne la reproduisent pas (en tout ou partie), qu'ils agissent pour leur compte propre, conformément aux dispositions du décret susvisé et s'engagent à n'offrir, directement ou indirectement, les instruments financiers en France que conformément aux lois et aux règlements applicables (Articles L. 411-1, L. 411-2, L. 412-1 et L. 621-8 du Code monétaire et financier).

FOR INVESTORS IN SINGAPORE

This information brochure has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, neither this information brochure nor any document or material in connection with the offer of the Pre-emptive Rights, the Entitlements or the New Shares may be circulated or distributed, nor may the Pre-emptive Rights, the Entitlements or the New Shares be offered or sold, whether directly or indirectly to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or invitation for the sale or subscription of the Pre-emptive Rights, the Entitlements or the New Shares to the public in Singapore.

FOR INVESTORS IN SWEDEN

This information brochure has not, and will not be registered with the Swedish Financial Supervisory Authority. Accordingly, this information brochure may not be made available, nor may the Pre-emptive Rights, the Entitlements or the New Shares otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act (1991:980). This Rights Offering will only be made to a limited number of identified persons or entities in Sweden and all such persons and entities shall not be entitled to trade Pre-emptive Rights.

FOR INVESTORS IN SPAIN

This information brochure has not been registered with the Comisión Nacional del Mercado de Valores (CN-MV). The Pre-emptive Rights, the Entitlements and the New Shares may only be offered in Spain in accordance with Spanish Law 24/1998 on Securities Markets, as amended by Law 37/1998, and by Royal Decree 29/1992 of 27 March on issues and public offerings of securities, as amended by Royal Decree 2590/1998.

FOR INVESTORS IN BELGIUM

The Rights Offering does not constitute a public offer in Belgium. The Pre-emptive Rights, the Entitlements and the New Shares referred to herein may not be offered for sale or sold to the public in Belgium and no steps may be undertaken that could consist of or result in a public offering of the Pre-emptive Rights, the Entitlements and the New Shares in Belgium, nor may the Pre-emptive Rights, the Entitlements and the New Shares be offered for sale or sold to any person qualifying as a consumer within the meaning of Article 1, 7° of the Belgian Law of July 14, 1991 on consumer protection and trade practices. Neither the Rights Offering nor this information brochure has been submitted to the Belgian Banking and Finance Commission for approval. This information brochure is for the confidential use of the intended recipient only, and may not be reproduced, sent or used for any other purpose. Any action contrary to these restrictions will cause the recipient and Zurich Financial Services to be in violation of the Belgian securities laws.

OR INVESTORS IN GERMANY

The Rights Offering is limited to existing shareholders of Zurich Financial Services and is made in accordance with the Swiss corporate laws and rules applicable to the Zurich Financial Services. The Pre-emptive Rights, the Entitlements and the New Shares may not be sold into, in or from within Germany as part of their initial offering except to existing shareholders or to individuals and legal entities who on a professional or commercial basis purchase or sell securities for their own account or for the account of a third party within the meaning of the German Act on the Prospectus for Securities Offering for Sale – Prospectus Act *(Verkaufsprospektgesetz)* of September 9, 1998, which includes banks, brokers, securities institutions and other institutional investors ("Permitted Subscribers") or otherwise in conformity with the Prospectus Act. The Permitted Subscribers have not been mandated or authorized by us to sell or offer the Pre-emptive Rights, the Entitlements or the New

Shares. This information brochure does not constitute an offer to buy or a solicitation of an offer to sell any Pre-emptive Rights, Entitlements or New Shares by the Permitted Subscribers.

FOR INVESTORS IN THE NETHERLANDS

The Entitlements and the New Shares issued pursuant to the global offering may not be offered, sold, transferred or delivered in or from within the Netherlands, directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or business within the meaning of the Netherlands Securities Transactions Supervision Act 1995 *(Wet toezicht effectenverkeer)* and its implementing regulations (which includes banks, brokers, securities institutions, insurance companies, pension funds, investment institutions, other institutional investors and other parties including treasury departments of commercial enterprises and finance companies of groups which are regularly active in the financial markets in a professional manner).

FOR INVESTORS IN JAPAN

The Pre-emptive Rights, the Entitlements and the New Shares have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. Any person to whom the Rights Offering is made shall not be entitled to trade Pre-emptive Rights.

FOR INVESTORS IN HONG KONG

No action has been taken to authorize the Rights Offering of any Pre-emptive Rights, Entitlement or New Shares to the public in Hong Kong. Accordingly, the Pre-emptive Rights, the Entitlements and the New Shares may not be offered or sold, or re-offered or resold, and this information brochure may not be issued, circulated or distributed, in Hong Kong nor may any other advertisement, invitation or document relating to any Pre-emptive Rights, Entitlements, or New Shares be issued in Hong Kong.

FOR INVESTORS IN AUSTRALIA

We have not authorised, or taken any action to cause, the issue or distribution in the Commonwealth of Australia, any of its States, territories or possessions or any political subdivision thereof ("Australia"), or to any resident of Australia, of this information brochure or any other documents inviting applications or offers to subscribe for or by the Pre-emptive Rights, the Entitlements or the New Shares offered hereby or offering such Pre-emptive Rights, the Entitlements or New Shares for subscription or purchase. Accordingly, neither this information brochure (whether in draft or definitive form) nor any such other document may be issued or distributed in Australia to any resident of Australia and this information brochure does not constitute an offer of the Pre-emptive Rights, the Entitlements or the New Shares in Australia.

FOR INVESTORS IN CANADA

Neither the Pre-emptive Rights, Entitlements nor New Shares have been or will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Pre-emptive Rights, Entitlements or New Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. The subscription price for the New Shares is presented in Swiss francs. On October 10, 2002, CHF 0.9322 = Cdn$1.00, based on the Bank of Canada noon exchange rate.

FOR INVESTORS IN DENMARK

This information brochure has not been registered with the Danish Financial Supervisory Authority. Accordingly, this information brochure may not be made available, nor may the Pre-emptive Rights, the Entitlements or the New Shares otherwise be marketed and/or offered for sale in Denmark, except to individuals and legal entities acquiring securities in the course of their professional activities as set out in section 2, (1) of the Danish Executive Order no 1207, dated December 15, 2000.

FOR INVESTORS IN IRELAND

This information brochure has not been approved by, or registered with, any securities authority in Ireland. Accordingly, the Pre-emptive Rights, the Entitlements or the New Shares may be offered and sold in Ireland only to persons (i) whose ordinary business it is to buy or sell shares or debentures, (whether as principal or agent) and (ii) in the context of their trades, professions and occupations, or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Companies Acts, 1963 to 2001 and the European Communities (Transferable Securities and Stock Exchanges) Regulations, 1992. The Rights Offering shall not be made to the trustees of the Irish sub-plans of the Zurich Financial Services International Share Participation Plan. Any person to whom the Rights Offering is made shall not be entitled to trade Pre-emptive Rights.

NOTICE TO RESIDENTS OF IRELAND, JAPAN, LUXEMBOURG AND SWEDEN

Residents of Ireland, Japan, Luxembourg and Sweden are not entitled to transfer or sell any Pre-emptive Rights. Such persons shall however be entitled to subscribe for New Shares by exercising the Pre-emptive Rights they are offered.

Copies of the Offering Memorandum are available, free of charge, from:

Zurich Financial Services	Zurich Financial Services, Mythenquai 2, P.O. Box 8022 Zurich, Switzerland Institutional Investors Investor Relations, Zurich Financial Services, Switzerland Phone +41 (0) 1 625 22 99 E-Mail: investor.relations@zurich.com Private Investors Share Register, Zurich Financial Services, Switzerland Phone +41 (0) 1 625 28 32 E-Mail: shareholder.services@zurich.com
Credit Suisse First Boston	Equity Capital Markets (FBSC), P.O. Box 900, 8070 Zurich, Switzerland, Phone +41 (0)1 333 43 85, Fax +41 (0)1 333 23 88 E-Mail: equity.prospectus@csfb.com
Goldman Sachs	International Business Information Services, Mr. Andrew Welch or Mr. Patrick Gainey, Peterborough Court, 133 Fleet Street, London EC4A 2BB, England, Phone +44 20 7774 3183
Schroder Salomon Smith Barney[1]	Equity Capital Markets, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, England, Phone +44 20 7986 0015
UBS Warburg	Corporate Finance & Capital Markets Legal services, P.O. Box, 8098 Zurich, Switzerland, Phone +41 (0)1 239 47 03, Fax +41 (0)1 239 21 11 E-Mail: swiss-prospectus@ubsw.com

[1] Schroder Salomon Smith Barney is used as a trading name by Salomon Brothers U.K. Equity Limited. "Schroder" is a trademark of Schroders Holdings plc and is used under license by Salomon Brothers U.K. Equity Limited.

47280-02

02 NOV 12 AM 9:47

ZURICH
FINANCIAL SERVICES

57,602,782 Registered Shares
ZURICH FINANCIAL SERVICES
Subscription Price: CHF65 Per Registered Share

We are granting our shareholders the pre-emptive rights to subscribe for new registered shares ("Pre-emptive Rights") of a nominal value of CHF10 each ("New Shares"). Each existing registered share entitles its holder to receive one Pre-emptive Right. The exercise of three Pre-emptive Rights entitles the exercising holder to subscribe for two New Shares against payment of the subscription price. Subscriptions will be accepted for whole New Shares only. The subscription price is CHF65 per New Share.

If holders of Pre-emptive Rights wish to subscribe for New Shares, they must exercise their Pre-emptive Rights before 12:00 noon CET on October 25, 2002. Prior to the New Shares being issued and traded on October 31, 2002, the exercising holders will obtain rights to be delivered New Shares "if and when issued" ("Entitlements"), whereby one Entitlement will entitle its holder to receive one New Share.

Pre-emptive Rights not exercised by their holders by 12:00 noon CET on October 25, 2002 will be allotted to the Underwriters (as defined below) who will exercise such Pre-emptive Rights and receive for every three Pre-emptive Rights exercised two Entitlements to be offered in the global offering (together with the rights offering (as defined herein), referred to as the "offerings"). As of October 11, 2002, we had 86,404,173 registered shares outstanding. After the offerings, we will have 144,006,955 registered shares outstanding.

Our registered shares are listed on the main board of the SWX Swiss Exchange and the Official List of the U.K. Listing Authority and traded on virt-x and the London Stock Exchange's market for listed securities under the symbol "ZURN". On October 10, 2002, the closing price of our registered shares was CHF130 on the SWX Swiss Exchange and 5,000p on the London Stock Exchange.

We expect the Pre-emptive Rights to be admitted to trading on virt-x and such trading to commence on October 17, 2002 and to end on October 24, 2002. We expect Entitlements to be admitted to trading on virt-x on a second trading line and such trading to commence on October 28, 2002 and to end on October 30, 2002. Entitlements are expected to be converted into New Shares on October 31, 2002. Application has been made to the U.K. Listing Authority and to the London Stock Exchange for the New Shares to be admitted to the Official List of the U.K. Listing Authority and to be admitted to trading on the London Stock Exchange's market for listed securities, respectively. We expect listing of the New Shares on the main board of the SWX Swiss Exchange and the Official List of the U.K. Listing Authority to occur on October 31, 2002 and trading in the New Shares on virt-x and the London Stock Exchange's market for listed securities to commence on the same date.

Investing in the Pre-emptive Rights, Entitlements or New Shares involves risks. See "Risk Factors" beginning on page 12 to read about material factors you should consider before investing in Pre-emptive Rights, Entitlements or New Shares in the offerings.

The institutions named below (the "Underwriters") have agreed to subscribe for any New Shares not taken up in the offerings.

Joint Global Coordinators

Credit Suisse First Boston **Goldman Sachs International**

Schroder Salomon Smith Barney **UBS Warburg**

Co-Managers

Fox-Pitt, Kelton **Banc of America** **Barclays Bank** **BNP PARIBAS** **J.P. Morgan** **Lehman Brothers**

Bank Julius Bär & Co. AG **Bank Sarasin & Cie** **Bank Vontobel AG** **Rüd, Blass Privatbank** **Zürcher Kantonalbank**

The date of this Offering Memorandum is October 11, 2002

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this offering memorandum in connection with the offerings described in this offering memorandum. If given or made, such information or representations must not be relied upon as having been authorized by us or the Joint Global Coordinators. Neither the delivery of this offering memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this offering memorandum or in our affairs since the date hereof.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the U.K. Financial Services and Markets Act 2000.

TABLE OF CONTENTS

In this offering memorandum, unless the context otherwise requires, "Zurich Financial Services", "Group", "we", "us" and "our" refer to Zurich Financial Services and its consolidated subsidiaries. Please refer to the glossary beginning on page G-1 for definitions of selected insurance terms.

This offering memorandum is being furnished by Zurich Financial Services solely for the purpose of enabling a prospective investor to consider investing in the securities described in this offering memorandum. The information contained in this offering memorandum has been provided by us and other sources identified in this offering memorandum. No representation or warranty, express or implied, is made by the Underwriters or any adviser named in this offering memorandum or any of their respective affiliates or representatives as to the accuracy or completeness of the information contained in this offering memorandum, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the Underwriters or any of their respective advisers, affiliates or representatives. Any reproduction or distribution of this offering memorandum and any disclosure of its contents or use of any information in this offering memorandum for any purpose other than considering an investment in the securities being offered is prohibited. The Joint Global Coordinators are advising Zurich Financial Services and no-one else in relation to the offering of the Pre-emptive Rights, the Entitlements and the New Shares, and they will not be responsible to anyone other than Zurich Financial Services for providing the protections afforded to customers of the respective Joint Global Coordinators, nor for providing any advice in relation to the offering of the Pre-emptive Rights, the Entitlements and the New Shares, the contents of this offering memorandum or any

transaction or arrangement referred to herein. Each offeree of the securities, by accepting delivery of this offering memorandum, agrees to the terms described in this paragraph.

A copy of this document, which comprises a prospectus relating to the New Shares prepared in accordance with the Listing Rules made under section 74 of the U.K. Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act.

If you have sold or otherwise transferred all of your existing registered shares before October 16, 2002, please send this offering memorandum at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom you sell or have sold or otherwise transferred your registered shares for delivery to the purchaser or transferee.

The directors of Zurich Financial Services, whose names appear on page 236 of this offering memorandum, accept responsibility for the information contained in this offering memorandum. To the best of the knowledge and belief of such persons (who have taken all reasonable care to ensure that such is the case), the information contained in this offering memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

In making an investment decision, investors must rely on their own examination of Zurich Financial Services and the terms of the offerings, including the merits and risks involved. These securities have not been approved, disapproved or recommended by any U.S. federal or state securities commission or regulatory authority. Furthermore, no U.S. federal or state securities commission or regulatory authority has confirmed the accuracy or determined the adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

This offering memorandum does not constitute an offer of, or an invitation by or on behalf of Zurich Financial Services or the Underwriters to subscribe for or purchase, any of the securities in any circumstances or in any jurisdiction where such offer or invitation is unlawful. No actions have been taken to register or qualify the securities or the offer or otherwise to permit a public offering of the securities in any jurisdiction outside of Switzerland, The Netherlands and the United Kingdom. The distribution of this offering memorandum and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this offering memorandum comes are required by Zurich Financial Services and the Underwriters to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of the securities and distribution of this offering memorandum, see "Transfer Restrictions" and "The Ordinary Capital Increase with Pre-emptive Rights."

FOR INVESTORS IN THE UNITED STATES

The Pre-emptive Rights, the Entitlements and the New Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to U.S. persons (as defined in Regulation S), except to qualified institutional buyers in reliance on an available exemption from the registration requirements of the Securities Act and to certain persons in offshore transactions in reliance on Regulation S. Further information with regard to the restrictions on offers and sales of the Pre-emptive Rights, the Entitlements and the New Shares and the distribution of this offering memorandum is set out under "Transfer Restrictions."

For so long as the Pre-emptive Rights, the Entitlements and the New Shares remain restricted securities (within the meaning of Rule 144(a)(3) under the Securities Act), no such Pre-emptive Rights, Entitlements or New Shares, and none of our other securities obtained or purchased in one or more prearranged transactions in substitution therefor, may be deposited into any depositary receipt program for our unrestricted securities, including our existing American Depository Receipt program.

Notice to New Hampshire Residents

Neither the fact that an offering memorandum or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

FOR INVESTORS IN THE NETHERLANDS

The Entitlements and the New Shares issued pursuant to the global offering may not be offered, sold, transferred or delivered in or from within the Netherlands, directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or business within the meaning of the Netherlands Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer*) and its implementing regulations (which includes banks, brokers, securities institutions, insurance companies, pension funds, investment institutions, other institutional investors and other parties including treasury departments of commercial enterprises and finance companies of groups which are regularly active in the financial markets in a professional manner).

FOR INVESTORS IN SINGAPORE

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, neither this document nor any document or material in connection with the offer of the Pre-emptive Rights, the Entitlements or the New Shares may be circulated or distributed, nor may the Pre-emptive Rights, the Entitlements or the New Shares be offered or sold, whether directly or indirectly to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or invitation for the sale or subscription of the Pre-emptive Rights, the Entitlements or the New Shares to the public in Singapore.

FOR INVESTORS IN SWEDEN

This offering memorandum has not, and will not be registered with the Swedish Financial Supervisory Authority. Accordingly, this offering memorandum may not be made available, nor may the Pre-emptive Rights, the Entitlements or the New Shares otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act (1991:980). The offerings will only be made to a limited number of identified persons or entities in Sweden and all such persons and entities shall not be entitled to trade Pre-emptive Rights.

FOR INVESTORS IN SPAIN

This offering memorandum has not been registered with the Comisión Nacional del Mercado de Valores. The Pre-emptive Rights, the Entitlements and the New Shares may only be offered in Spain in accordance with Spanish Law 24/1998 on Securities Markets, as amended by Law 37/1998, and by Royal Decree 29/1992 of 27 March on issues and public offerings of securities, as amended by Royal Decree 2590/1998.

FOR INVESTORS IN JAPAN

The Pre-emptive Rights, the Entitlements and the New Shares have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. Any person to whom the rights offering is made shall not be entitled to trade Pre-emptive Rights.

FOR INVESTORS IN HONG KONG

No action has been taken to authorize the offer of any Pre-emptive Rights, Entitlements or New Shares to the public in Hong Kong. Accordingly, the Pre-emptive Rights, the Entitlements and the New Shares may not be offered or sold, or re-offered or resold, and this offering memorandum may not be issued, circulated or distributed, in Hong Kong nor may any other advertisement, invitation or document relating to any Pre-emptive Rights, Entitlements, or New Shares be issued in Hong Kong.

FOR INVESTORS IN AUSTRALIA

We have not authorized, or taken any action to cause, the issue or distribution in the Commonwealth of Australia, any of its States, territories or possessions or any political subdivision thereof ("Australia"), or to

any resident of Australia, of this offering memorandum or any other documents inviting applications or offers to subscribe for or buy the Pre-emptive Rights, the Entitlements or the New Shares offered hereby or offering such Pre-emptive Rights, the Entitlements or New Shares for subscription or purchase. Accordingly, neither this offering memorandum (whether in draft or definitive form) nor any such other document may be issued or distributed in Australia or to any resident of Australia and this offering memorandum does not constitute an offer of the Pre-emptive Rights, the Entitlements or the New Shares in Australia.

FOR INVESTORS IN FRANCE

This offering memorandum has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French *Code Monétaire et Financier* and Regulations no. 98-01 and 98-08 of the *Commission des opérations de bourse* ("COB") and has therefore not been submitted to the COB for prior approval.

It is made available only to qualified investors and/or to a limited circle of investors (as defined in Article L.411-2 of the French *Code Monétaire et Financier* and in the Decree n° 98-880 dated 1 October 1998), on the condition that it shall not be passed on to any person nor reproduced (in whole or in part) and that applicants act for their own account in accordance with the terms set out by the said Decree and undertake not to retransfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations (Articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French *Code Monétaire et Financier*).

La présente note d'opération n'a pas été préparée dans le cadre d'un appel public à l'épargne en France au sens de l'article L. 411-1 du Code monétaire et financier et des règlements n° 98-01 et 98-08 de la Commission des opérations de bourse ("COB") et n'a donc pas fait l'objet d'un visa de la COB.

Elle n'est mise à la disposition d'investisseurs qualifiés et/ou d'un cercle restreint d'investisseurs (tels que définis à l'article L. 411-2 du Code monétaire et financier et par le décret n° 98-880 du 1er octobre 1998) qu'à la condition que ceux-ci ne la diffusent pas et ne la reproduisent pas (en tout ou partie), qu'ils agissent pour leur compte propre, conformément aux dispositions du décret susvisé et s'engagent à n'offrir, directement ou indirectement, les instruments financiers en France que conformément aux lois et aux règlements applicables (Articles L. 411-1, L. 411-2, L. 412-1 et L. 621-8 du Code monétaire et financier).

FOR INVESTORS IN GERMANY

The rights offering is limited to existing shareholders of Zurich Financial Services and is being made in accordance with Swiss corporate law and rules applicable to Zurich Financial Services. The Pre-emptive Rights, the Entitlements and the New Shares may not be sold into, in or from within Germany as part of their initial offering except to existing shareholders or to individuals and legal entities who on a professional or commercial basis purchase or sell securities for their own account or for the account of a third party within the meaning of the German Act on the Prospectus for Securities Offered for Sale—Prospectus Act (*Verkaufsprospektgesetz*) of September 9, 1998, which includes banks, brokers, securities institutions and other institutional investors ("Permitted Subscribers") or otherwise in conformity with the Prospectus Act. The Permitted Subscribers have not been mandated or authorized by us to sell or offer the Pre-emptive Rights, the Entitlements or the New Shares. This offering memorandum does not constitute an offer to buy or a solicitation of an offer to sell any Pre-emptive Rights, Entitlements or New Shares by the Permitted Subscribers.

FOR INVESTORS IN CANADA

Neither the Pre-emptive Rights, Entitlements nor New Shares have been or will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and accordingly, any offer or sale of the Pre-emptive Rights, Entitlements or New Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. The subscription price for the New Shares is presented in Swiss francs. **On October 10, 2002, CHF0.9322 = CDN$1.00, based on the Bank of Canada noon exchange rate.**

FOR INVESTORS IN BELGIUM

The rights offering does not constitute a public offer in Belgium. The Pre-emptive Rights, the Entitlements and the New Shares may not be offered for sale or sold to the public in Belgium and no steps may be undertaken that could consist of or result in a public offering of the Pre-emptive Rights, the Entitlements and the New Shares in Belgium, nor may the Pre-emptive Rights, the Entitlements and the New Shares be offered for sale or sold to any person qualifying as a consumer within the meaning of Article 1, 7° of the Belgian Law of July 14, 1991 on consumer protection and trade practices. Neither the rights offering nor this offering memorandum have been submitted to the Belgian Banking and Finance Commission for approval. This offering memorandum is for the confidential use of the intended recipient only, and may not be reproduced, sent or used for any other purpose. Any action contrary to these restrictions will cause the recipient and Zurich Financial Services to be in violation of the Belgian securities laws.

FOR INVESTORS IN DENMARK

This offering memorandum has not been registered with the Danish Financial Supervisory Authority. Accordingly, this offering memorandum may not be made available, nor may the Pre-emptive Rights, the Entitlements or the New Shares otherwise be marketed and/or offered for sale in Denmark, except to individuals and legal entities acquiring securities in the course of their professional activities as set out in section 2, (1) of the Danish Executive Order no 1207, dated December 15, 2000.

FOR INVESTORS IN IRELAND

This offering memorandum has not been approved by, or registered with, any securities authority in Ireland. Accordingly, the Pre-emptive Rights, the Entitlements or the New Shares may be offered and sold in Ireland only to persons (i) whose ordinary business it is to buy or sell shares or debentures, (whether as principal or agent) and (ii) in the context of their trades, professions and occupations, or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Companies acts, 1963 to 2001 and the European Communities (Transferable Securities and Stock Exchanges) Regulations, 1992. The rights offering shall not be made to the trustees of the Irish sub-plans of the Zurich Financial Services International Share Participation Plan. Any person to whom the rights offering is made shall not be entitled to trade Pre-emptive Rights.

PRESENTATION OF INFORMATION

References in this offering memorandum to the Farmers P&C Group Companies are to Farmers Insurance Exchange, Fire Insurance Exchange, Truck Insurance Exchange (collectively, the "Farmers Exchanges") and each of their subsidiaries, as well as Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company and Foremost Lloyds of Texas in 2002, 2001 and 2000 and to the Farmers Exchanges, their respective subsidiaries and Farmers Texas County Mutual Insurance Company in 1999. The Farmers P&C Group Companies are not owned by the Group but by the policyholders of the Farmers Exchanges, Farmers Texas County Mutual Insurance Company and Foremost County Mutual Insurance Company as well as the underwriters of Foremost Lloyds of Texas. We earn a management fee that is based on the gross premiums earned by the Farmers P&C Group Companies and which is reported in our Farmers Management Services segment. Unless otherwise noted, the premiums reported in our financial statements do not include those written by the Farmers P&C Group Companies, which we provide management services to but do not own, and none of the non-life insurance premium information presented below includes the Farmers P&C Group Companies' operations. Please refer to the glossary beginning on page G-1 for definitions of selected insurance terms, including the definition of managed premium volume which relates to the premiums of the Farmers P&C Group Companies.

We publish, and have included in this offering memorandum, consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IAS. IAS reflects the accounting and reporting recommendations issued by the International Accounting Standards Board. IAS does not contain guidelines governing the accounting treatment of transactions which are specific to insurance products. In such cases, as envisioned in the IAS framework, we have applied the provisions embodied in U.S. generally accepted accounting principles, or U.S. GAAP. Unless we note otherwise, financial statement amounts set forth in this offering memorandum are presented on this basis. IAS differs in certain significant respects from U.S. GAAP. We have made no attempt to identify or quantify the impact of those differences. You should consult your own professional advisors for an understanding of the differences between IAS and U.S. GAAP, and how those differences might affect the financial information in this offering memorandum.

The rules of the SWX Swiss Exchange require the disclosure of our financial statements for the years ended December 31, 2001, 2000 and 1999. These have been provided in this document in addition to our unaudited interim financial statements for the six months ended June 30, 2002 and 2001. In our 2001 financial statements we changed our segmentation from five business segments to eight business segments to better reflect our current business. As a consequence we also revised our 2000 financial statements for comparative purposes. However our 1999 financial statements have not been revised and, therefore, are not comparable to the new segmentation basis presented in our 2001 financial statements. We have not revised our 1999 financial statements as our business has changed significantly from that time and therefore the comparison would not be a valid one. As a consequence no analysis of the change in our results from 1999 to 2000 has been made in this offering memorandum.

We publish our consolidated financial statements in U.S. dollars. Unless we note otherwise, all amounts in this offering memorandum are expressed in U.S. dollars. As used herein, references to "U.S. dollars," "dollars" or "$" and "cents" are to U.S. currency, references to "British pounds," "pounds" or "£" and "pence" or "p" are to U.K. currency, references to "Swiss francs" or "CHF" are to Swiss currency, and references to "euro" or "€" are to the single currency of each member state of the European Union which participates at the relevant time in the Economic and Monetary Union.

SUMMARY

This summary highlights information contained elsewhere in this offering memorandum. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire offering memorandum carefully, including the "Risk Factors" section, our consolidated financial statements and the notes to those consolidated financial statements.

Overview of Our Business

We are an insurance-based financial services provider with an international network that focuses on chosen markets. Our core markets are the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. Our core businesses are non-life and life insurance. Capital will be allocated to core businesses and core markets in support of achieving a business operating return on equity after tax of 12% in the medium term. Non-core businesses or non-core markets will receive capital only to the extent that they are capable of exceeding this hurdle rate.

With total revenues of $38.5 billion in 2001, Zurich Financial Services ranked among the top 10 of publicly traded insurers in the world. Our total owned and managed premium volume was $56.2 billion in 2001. Our 2001 revenues and total owned and managed premium volume included the premiums of the former Zurich Re, which was divested by way of an initial public offering in December 2001. In addition, our total owned and managed premium volume included life insurance deposits and premiums of the Farmers P&C Group Companies, which we provide management services to but do not own. In the first half of 2002, we reported $20.4 billion of revenues, while the total volume of owned and managed premiums was $31.3 billion, including life insurance deposits and premiums of the Farmers P&C Group Companies. In recent years, earnings growth has lagged behind strong revenue growth. We are committed, however, to improve our net results through solid processes, disciplined leadership and rigorous financial and operational performance management.

We currently offer our customers primarily non-life and life insurance products, including asset accumulation solutions such as annuities, unit linked life insurance and savings products. Our manufacturing capacity is focused on insurance products, but we also distribute non-insurance products, such as mutual funds, mortgages and other banking products, from carefully selected third party providers. In addition, we provide innovative risk financing and capital enhancing solutions. Our customers include individuals, public sector institutions, small- and medium-sized businesses as well as large and multinational corporations.

Our core markets as described above accounted for approximately 81% of our gross written premiums and policy fees in the first six months of 2002 and approximately 79% of our gross written premiums and policy fees in 2001. Our market shares in these regions are significant. We are recognized in these markets as an industry leader, capable of providing innovative solutions.

- In the United States, we are the third largest non-life insurer, based on 2001 net written premiums, including the net written premiums of the Farmers P&C Group Companies, which we provide management services to but do not own. Excluding the premiums of the Farmers P&C Group Companies, we are the twelfth largest non-life insurer in the United States, based on 2001 net written premiums.
- In the United Kingdom, we are the fourth largest non-life insurer, based on 2001 statutory net premiums written, and the ninth largest life insurer, based on 2001 direct new business annual premium equivalent.
- In Switzerland, we are the second largest non-life insurer and the third largest life insurer, based on 2000 gross written premiums.
- In Germany, we are the eighth largest non-life insurer, based on 2000 gross written premiums, and the fourth largest non-governmental life insurer, based on 2000 direct written premiums, in each case including the premiums of the Deutscher Herold Group, which we acquired from Deutsche Bank in April 2002.
- In Italy, we are the thirteenth largest non-life insurer, based on 2000 gross written premiums and including the premiums of Deutsche Bank's Italian insurance operations which we acquired in May 2002.
- In Spain, we are the fourth largest non-life insurer and the seventh largest life insurer, based on 2000 gross written premiums and including the premiums of Deutsche Bank's Spanish insurance operations which we acquired in May 2002.

In order to meet our customers' needs we employ a multi-channel distribution approach. The distribution network includes independent agents and brokers, captive agency distribution, direct marketing, affinity marketing and the Internet.

Our competitive advantages include:

- a well diversified portfolio of businesses, both geographically and by lines of business
- diverse revenue and earnings streams combining both premium and fee income
- diverse distribution channels including independent agents and brokers, captive agency forces, direct and Internet channels
- a strong portfolio of recognized brands, including Zurich, Deutscher Herold, Eagle Star, Allied Dunbar, Centre and Threadneedle
- globally integrated capabilities combined with presence in and knowledge of local markets
- a disciplined process for capital allocation and performance measurement that is centrally controlled and monitored

Summary of and Background to Our Strategy

We are an insurance-based financial services provider with an international network that is focused on chosen markets. Non-life insurance and life insurance are our core businesses. The United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain, are our core markets.

We will use a disciplined process of allocating risk-based capital across our businesses and markets. The risk-based capital allocation to businesses will be dynamic and will adapt flexibly to changes in market conditions, assuring that those markets and businesses with the most attractive earnings prospects will receive priority for capital allocation. Results will be monitored closely on an ongoing basis. Corrective actions, based on a rigorous analysis of the financial and operational performance in all markets and all businesses, will be taken as required.

A key step in formulating and developing our strategy has been the increased centralization of financial and strategic decision making. Group Head Office ("GHO") concentrates on strategic leadership, governance and knowledge sharing and specifically manages the following tasks:

- capital allocation to businesses and markets
- reinsurance capital management
- investment portfolio decisions and strategy (including capital gains realization)
- performance management
- financial reporting

We believe that centralized decision making related to financial matters ensures a more consistent level of analysis and discipline. Our objective is to achieve financial discipline and maintain a strong balance sheet, while holding the operational units accountable for sustainable earnings improvements.

Our reported earnings and capital position were significantly enhanced by the strong financial markets in the 1990s, which resulted in high levels of realized and unrealized capital gains, providing the capital needed to fund growth.

In common with other major insurers, however, we have suffered from the decline in equity markets since the second half of 2000. The adverse impact on our balance sheet has been mitigated to some degree by the appreciation in our fixed income portfolio, the capital released from the divestments in 2001 of Converium and in 2002 of our asset management subsidiary, Zurich Scudder Investments, as well as the issuance of SMIC MILES™ (Market Index Linked Exchangeable Securities) in early 2002. Nonetheless, our capital position has been weakened by poor underlying operating performance, including the impact of large underwriting losses such as those resulting from the tragic events of September 11, 2001, in the United States and compounded by the special provisions totaling $2.7 billion after tax that we recorded as of June 30, 2002, in order to strengthen our balance sheet. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

In light of the above and in the context of a thorough review of the Group's strategy and operations, the management team, led by the new Chief Executive Officer, James J. Schiro, announced on September 5, 2002, a package of initiatives to sharpen our business focus, improve operational efficiency and enhance the

Group's capital base. We believe that these initiatives will create a strong platform for the Group from which to pursue sustainable and profitable growth.

Measures to Sharpen Strategic Focus

We believe that our target of a 12% business operating return on equity after tax over the medium term will be best achieved in those markets where we command attractive market positions, possess strong local knowledge and experience, and where we can benefit from economies of scale and scope. For a more detailed description of business operating profit, see "Management's Discussion and Analysis of Financial Conditions and Results of Operation—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Consequently, we will allocate our resources primarily to building on our existing core non-life and life insurance markets of the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. We will supplement our product offerings with third party products in those core markets where our customers require us to offer financial services outside of our core insurance product range and where we can leverage our distribution channels and customer relationships.

Initiatives to Improve Operational Performance

Our aim is to generate earnings that are not dependent on capital gains and that are sustainable over the business cycle.

To this end we have assessed our operating performance relative to a 12% business operating return on equity after tax target over the medium term. We have also compared our performance to that of our competitors and drawn on the knowledge and experience of our most efficient Business Units, or BUs. Based on this analysis, we have initiated an operational improvement program based on cost savings and revenue enhancing initiatives designed to increase our net income in 2003 by at least $1.0 billion. In connection with this improvement program, costs of up to approximately $500 million after tax are expected to be reflected as a charge in the second half of 2002.

Over half of the expected improvement in 2003 net income is anticipated to originate from expense savings that include staff reductions of approximately 4,500 employees worldwide, as well as reduced information technology, procurement and head office expenditures. Approximately one third of the earnings improvement is expected to come from pricing and underwriting initiatives. The balance is expected from streamlining our claims management processes. In light of our strategy of increasingly centralizing decision making across the Group, GHO will actively monitor achievement of these financial targets.

Initiatives to Enhance and Manage Our Capital Base

The outlook for profitable growth in non-life insurance in our core markets is better than at any time in recent years. In the wake of capacity shortages and a renewed assessment of risk among our customers, we are experiencing strong price increases in nearly all of our non-life insurance commercial lines in the United States, the United Kingdom and Continental Europe and we are seeing signs of strengthening in personal insurance rates in some of these markets as well. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations." We expect this "hard market" to continue through the remainder of 2002 and in 2003. However, while our existing capital base is adequate to support our current level of business, significant increases in new business will have to be backed by additional capital.

We are therefore implementing a risk-based capital enhancement program of more than $5.0 billion to take advantage of this strong non-life insurance market environment and to better our financial strength ratings. This program consists of these offerings of approximately $2.5 billion (based on the noon buying rate of CHF1.4841 per $1.00 on October 10, 2002 as certified by the Federal Reserve Bank of New York (the "October 10, 2002 Noon Buying Rate")), utilizing our hybrid capital capacity of approximately $500 million, subject to market conditions, and risk-based capital savings of approximately $2.5 to $2.7 billion. The risk-based capital savings includes withdrawal of capital or exit from businesses that do not meet our internal hurdle rate of 12% business operating return on equity after tax over the medium term, or that do not fit with our strategy. We believe that the Group will release at least $1.0 billion of capital over the medium term by applying this approach rigorously. In addition, we intend to reduce our equity exposure, make selective use of cost effective reinsurance and adhere to a flexible dividend policy. See "Dividend Policy."

A cornerstone of this capital enhancement and management program is to raise approximately $2.5 billion (based on the October 10, 2002 Noon Buying Rate) by way of an ordinary capital increase with Pre-emptive Rights. To this effect, on October 11, 2002, our shareholders approved the issue of 57,602,782

New Shares at an issue price (*Ausgabebetrag*) of CHF65 per New Share. The Underwriters have agreed to subscribe for any New Shares not taken up in the offerings. See "The Ordinary Capital Increase with Pre-emptive Rights."

Our goal is to improve our financial strength ratings from our current single "A" levels to "AA" in the medium term. We realize that capital adequacy alone will not achieve this aim, and that we will also need to meet our operational improvement goals.

Selected Financial Information

We report our results through eight segments as follows: Non-Life Insurance, Life Insurance, Farmers Management Services, Asset Management, Capital Markets & Banking, Centre, Reinsurance - discontinued, and Corporate. See "Business—Overview" for a description of these segments.

Of these segments, we report the results of our Non-Life Insurance and Life Insurance operations along the following regional lines: North America Corporate, North America Consumer, Continental Europe, United Kingdom, Ireland and Southern Africa ("UKISA"), Rest of the World and Other. See "Business—Non-Life Insurance Operations" and "Business—Life Insurance Operations" for further details. Farmers Management Services only operates in the United States. Our Asset Management, Capital Markets & Banking, Centre, Reinsurance - discontinued and Corporate segments are globally managed.

The table below presents the distribution of our total revenues, net income and business operating profit by business segment for the six months ended June 30, 2002 and the year ended December 31, 2001. We manage our business and report our progress internally using the measure of business operating profit which reflects adjustments for taxes, net realized capital gains and net unrealized capital losses on investments, policyholders' share of investment results for the life insurance business, and significant items attributable to special circumstances. Business operating profit is not a substitute for net income determined in accordance with IAS. For a more detailed description of business operating profit and for a reconciliation of net income to business operating profit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

	Six Months Ended June 30, 2002			Year Ended December 31, 2001		
	Total Revenues	Net (Loss)/Income	Business Operating Profit	Total Revenues	Net (Loss)/Income	Business Operating Profit
	($ in Millions)					
Non-Life Insurance:						
North America Corporate	$ 3,889	$ (325)	$ 327	$ 7,056	$ 79	$ 36
North America Consumer	117	14	23	426	25	47
Continental Europe	3,225	(289)	23	5,795	153	107
UKISA	1,879	(41)	48	3,509	298	117
Rest of the World	521	(14)	105	1,029	67	70
Other(1)	1,147	(719)	(282)	1,726	(520)	(522)
Eliminations(2)	(2)	—	—	(20)	—	—
Total Non-Life Insurance	10,776	(1,374)	244	19,521	102	(145)
Life Insurance:						
North America Corporate	66	9	7	162	27	37
North America Consumer	751	(302)	144	1,560	224	348
Continental Europe	4,633	134	52	6,258	102	118
UKISA	943	13	99	1,989	226	308
Rest of the World	359	30	56	675	22	25
Other(3)	16	19	(20)	42	20	(82)
Eliminations(2)	(5)	—	—	—	—	—
Total Life Insurance	6,763	(97)	338	10,686	621	754
Asset Management	1,003	394	10	1,646	(29)	(36)
Farmers Management Services	915	269	445	1,733	501	853
Capital Markets & Banking	321	(32)	(48)	1,018	89	75
Centre	862	22	102	1,796	101	45
Reinsurance - discontinued	80	(202)	71	2,766	(460)	(386)
Corporate	229	(1,009)	(391)	359	(1,312)	(977)
Inter-segment eliminations(4)	(501)	—	—	(1,048)	—	—
Total	$20,448	$(2,029)	$ 771	$38,477	$ (387)	$ 183

(1) Our "Other" region in our Non-Life Insurance segment includes our Group internal reinsurance operations, which are not attributable to a specific geographic region but are managed on a global basis. These operations assume business from Group entities as a part of our overall risk management strategy. Once the risk retention level for the Group has been decided upon, the excess risk is ceded to third parties.

(2) "Eliminations" represent the adjustments necessary to eliminate inter-region transactions on consolidation of the segment. These adjustments have no effect on our net income.

(3) Our "Other" region in our Life Insurance segment includes certain holding companies, Group Head Office and inter-region eliminations.

(4) "Inter-segment eliminations" represent the adjustments necessary to eliminate inter-segment transactions on consolidation. These adjustments have no effect on our net income.

Recent Developments

We announced on September 5, 2002 that our preliminary estimate of the total Group exposure to the floods in Eastern Europe in August 2002 is between $175 to $200 million before tax and net of reinsurance recoverables. The estimated gross impact on our Continental European markets, before tax and intra-segment eliminations, is $73 million in Germany, $95 million in our Continental Europe Corporate Business Unit and $82 million in the rest of Continental Europe.

In line with our strategy to refocus as an insurance-based financial services provider, we announced on September 5, 2002 the closure of Zurich Bank, our U.K. on-line banking service, in Spring 2003. Existing banking customers will be offered the option to transfer to alternative Halifax or Intelligent Finance bank accounts. In addition, we will make a one-time goodwill payment to customers for any potential inconvenience caused.

In September 2002, we announced our decision to defer our plans to establish new life and non-life insurance joint ventures in India, in line with our strategy to allocate our capital to core markets in order to generate sustained profitable growth. This decision does not affect our asset management business, risk management operations or U.K. call center facility in India.

In September 2002, we entered into an agreement with the management of our subsidiary, Gresham Trust, whereby they will form a new private equity management company independent of the Group. The value of our investments managed by Gresham Trust was approximately $277 million as of June 30, 2002. The agreement will take effect after an interim period, assuming certain conditions are met. The agreement will reduce our remaining commitments to Gresham Trust-managed funds from $613 million to $69 million. In addition, we will commit a further $115 million to a new Gresham Trust-managed fund. As a result, our total remaining commitment to Gresham Trust-managed funds will be $184 million.

In September 2002, in line with our intention to reduce our exposure to equity investments, we sold 100% of our direct equity investment of $100 million in Endurance Specialty Insurance Ltd., Bermuda, to Endurance Specialty Holdings Ltd., the holding company of Endurance Specialty Insurance. The proceeds of the transaction were $100 million. This direct investment was made as part of the initial capitalization of Endurance on December 14, 2001. An additional investment of $100 million was made by Capital Z Financial Services Fund II, L.P., in which we are a limited partner with a minority share.

On September 24, 2002, Farmers Insurance Exchange and Fire Insurance Exchange announced that they would not be renewing their current homeowners policies in the State of Texas, beginning in November 2002. This action was taken in response to a Cease and Desist Order issued by the Texas Commissioner of Insurance on August 13, 2002 as a result of rating action by the Exchanges in the homeowners line of business. Farmers Insurance Exchange and Fire Insurance Exchange are part of the Farmers P&C Group Companies which we provide management services to but do not own. The impact of the Exchanges' decision to stop providing homeowners insurance in Texas on our net income will reflect the loss of the management fees on the related gross earned premiums, net of applicable operating expenses of Farmers Group, Inc. and its subsidiaries and other items and tax. The decision may also affect sales of other products in Texas. By not writing this business, however, the Farmers Exchanges could release capital to support premiums written elsewhere, thus reducing the impact for the Farmers Exchanges and, through the management fees, on our Farmers Management Services segment. See "Business—Farmers Management Services" for an overview of the Farmers Exchanges and Farmers Group, Inc.

After June 30, 2002, we conducted a regular review of the mortality assumptions currently used within our U.K. life insurance and pensions operations. This included comparing our current mortality assumptions to our recent mortality experience and our estimate of future mortality trends. We intend to revise the mortality assumptions used for determining the reserves established for our U.K. pension annuities during the second half of 2002. Based on the results of our review so far, we estimate that this will result in a charge of up to $70 million after tax in the second half of 2002.

SUMMARY OF THE ORDINARY CAPITAL INCREASE WITH PRE-EMPTIVE RIGHTS

The New Shares	Our shareholders have approved an ordinary share capital increase through the issuance of 57,602,782 New Shares with a nominal value of CHF10 each at an issue price (*Ausgabebetrag*) of CHF65 and we have granted the Pre-emptive Rights to our existing shareholders. The New Shares are fully fungible and rank *pari passu* with our existing registered shares.
The rights offering	In accordance with Swiss law, we are granting Pre-emptive Rights to existing holders of our registered shares, which allow those holders to subscribe for New Shares, subject to applicable securities laws. Each registered share held on the record date, October 16, 2002, entitles the holder thereof to receive one Pre-emptive Right. The exercise of three Pre-emptive Rights entitles the exercising holder to subscribe for two New Shares against payment of the subscription price in cash. The Pre-emptive Rights are tradeable on virt-x. For further information regarding the rights offering, see "The Ordinary Capital Increase with Pre-emptive Rights." Subscriptions will be accepted for whole New Shares only. During the Pre-emptive Rights trading period, Pre-emptive Rights can be purchased or sold on virt-x.
Subscription price in the rights offering	CHF65 per New Share. The subscription price equals the issue price (*Ausgabebetrag*).
The global offering	Following the rights offering to existing holders of our registered shares, the Pre-emptive Rights which have not been exercised in the rights offering, if any, will be allotted to the Underwriters who will exercise such Pre-emptive Rights and receive for every three Pre-emptive Rights exercised two Entitlements to be offered in the global offering (i) to the public in Switzerland, (ii) in private placements outside Switzerland and the United States in reliance on Regulation S under the Securities Act and (iii) in the United States to qualified institutional buyers in reliance on an available exemption from registration under the Securities Act.
Offer price in the global offering	The offer price in the global offering will be determined through a bookbuilding process commencing on October 28, 2002 and ending on October 30, 2002 at the latest. The offer price in the global offering will be published in the electronic media immediately after allotment, on October 30, 2002 at the latest.
Share capital after the ordinary capital increase	As of October 11, 2002, we had 86,404,173 registered shares issued, including the registered shares issued in connection with the mandatory exchange of the remaining outstanding MILES. After the registration of the ordinary capital increase, we will have 144,006,955 registered shares issued. In addition to our issued share capital, we have authorized capital of CHF60,000,000 pursuant to which up to 6,000,000 registered shares can be issued until June 1, 2004. Furthermore, we have contingent capital of CHF69,818,280 pursuant to which up to 6,981,828 registered shares can be issued upon conversion of bonds or similar debt instruments, and up to 1,500,000 registered shares can be issued to employees of the Group.
Voting rights	Each of the New Shares confers one vote to its holder. Voting rights can only be exercised following registration of a shareholder

	in our share register, which is subject to certain qualifications. See "Description of Registered Shares—Our Shares."
Dividends	All of our registered shares rank *pari passu* in relation to the right to dividends. The New Shares will be eligible to receive dividends declared, if any, starting with the business year ending December 31, 2002. See "Dividend Policy."
Lock-up with respect to authorized capital	We have agreed with the Underwriters that for a period of 90 days following October 31, 2002, we will not issue or sell registered shares out of authorized capital (*genehmigtes Kapital*) or securities convertible into registered shares out of authorized capital (*genehmigtes Kapital*), subject to certain exceptions. For further information regarding the lock-up, see "The Ordinary Capital Increase with Pre-emptive Rights."
Use of proceeds	We expect to use the net proceeds of the rights offering and global offering for general corporate purposes, including funding the additional capital requirements of potential growth opportunities and/or refinancing short-term indebtedness incurred primarily to fund growth in North America.
Taxes	We will pay the stamp tax on the issuance of the New Shares (*Emissionsabgabe*). For further explanation of the stamp tax, see "Tax Considerations—Swiss Taxation."
Trading of Pre-emptive Rights	We expect the Pre-emptive Rights to be admitted to trading on virt-x.
Trading of Entitlements	We expect the Entitlements to be admitted to trading on virt-x.
Listing of New Shares	Our outstanding registered shares are listed on the main board of the SWX Swiss Exchange and the Official List of the U.K. Listing Authority, and are traded on virt-x and the London Stock Exchange's market for listed securities. We expect the New Shares to be listed on the main board of the SWX Swiss Exchange and the Official List of the U.K. Listing Authority, and to be admitted for trading on virt-x and the London Stock Exchange's market for listed securities.
Swiss Security Number (*Valorennummer*)	1107539 (registered shares) 1482485 (Pre-emptive Rights) 1482486 (Entitlements)
International Securities Identification Number (ISIN)	CH0011075394 (registered shares) CH0014824855 (Pre-emptive Rights) CH0014824863 (Entitlements)
Common Code	11659896 (registered shares) 15543574 (Pre-emptive Rights) 15543604 (Entitlements)
Ticker Symbol	"ZURN" (registered shares) "ZURN1" (Pre-emptive Rights) "ZURNE" (Entitlements)
Risk factors	For a discussion of certain considerations that should be taken into account in deciding whether to invest in Pre-emptive Rights, Entitlements or New Shares in the offerings, see "Risk Factors."

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Capital increase approved by shareholders	Friday, October 11, 2002.
Record date for determining the holders of registered shares entitled to receive Pre-emptive Rights	Wednesday, October 16, 2002.
Pre-emptive Rights exercise period for rights offering	From Thursday, October 17, 2002, to Friday, October 25, 2002 at 12:00 noon CET. On October 25, 2002 at 12:00 noon CET, the exercise of Pre-emptive Rights will become irrevocable. Any Pre-emptive Rights which have not been exercised by their holders by that date and time will be allotted to the Underwriters who will exercise such Pre-emptive Rights and receive Entitlements to be offered in the global offering.
Trading of Pre-emptive Rights on virt-x	From Thursday, October 17, 2002, to Thursday, October 24, 2002.
Publication (by press release) of number of Entitlements available in the global offering	On or about Friday, October 25, 2002.
Trading of Entitlements on virt-x	From Monday, October 28, 2002, to Wednesday, October 30, 2002.
Payment and settlement of Entitlements delivered in relation to the rights offering (*i.e.*, for exercising holders of Pre-emptive Rights)	Wednesday, October 30, 2002.
Creation of New Shares	Wednesday, October 30, 2002.
Conversion of Entitlements into New Shares	Thursday, October 31, 2002.
Payment and settlement of Entitlements/New Shares delivered in relation to the global offering (*i.e.*, for investors who are allotted Entitlements in the global offering)	At the earliest on October 30, 2002 and no later than November 1, 2002. If settlement occurs on October 30, 2002, Entitlements will be delivered; otherwise New Shares will be delivered.
Listing of New Shares on the main board of the SWX Swiss Exchange and on the Official List of the U.K. Listing Authority, and start of trading on virt-x and on the London Stock Exchange's market for listed securities	Thursday, October 31, 2002.

SUMMARY FINANCIAL DATA

You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and related notes to those financial statements included elsewhere in this offering memorandum as well as the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a complete discussion of our financial conditions and results of operations. The consolidated financial data as of and for the six months ended June 30, 2002 and 2001 are derived from our unaudited interim consolidated financial statements. The results of operations for the six months ended June 30, 2002 may only be partly indicative of the results that may be expected for the full year. The consolidated financial data as of and for the years ended December 31, 2001 and 2000 are extracted without material adjustment from our consolidated financial statements that have been audited by PricewaterhouseCoopers AG, independent accountants. The audited financial statements and unaudited interim financial statements from which the summary consolidated financial data set forth below have been derived were prepared in accordance with IAS. The summary consolidated financial data may not contain all of the information that is important to you.

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions, Except Share Information)			
Income statement data:				
Revenues:				
Gross written premiums and policy fees	$ 20,727	$ 17,515	$ 34,764	$ 30,410
Net earned premiums and policy fees	$ 15,150	$ 13,239	$ 27,250	$ 24,760
Management fees and other related income	1,327	1,567	3,107	3,137
Net investment income and net realized/ unrealized capital gains	3,055	3,716	6,644	8,477
Gain on disposal of businesses	463	—	298	—
Other income	453	513	1,178	1,037
Total revenues	20,448	19,035	38,477	37,411
Benefits, losses and expenses:				
Total losses, loss adjustment expenses and insurance benefits	(14,478)	(11,071)	(24,853)	(21,218)
Total costs and expenses	(6,905)	(6,418)	(13,447)	(12,600)
Amortization of intangibles	(893)	(208)	(392)	(442)
Total benefits, losses and expenses	(22,276)	(17,697)	(38,692)	(34,260)
Operating (loss)/income	(1,828)	1,338	(215)	3,151
Income tax expense	(138)	(435)	(84)	(734)
Net (loss)/income before minority interests	$ (1,966)	$ 903	$ (299)	$ 2,417
Net (loss)/income	$ (2,029)	$ 861	$ (387)	$ 2,316
Basic earnings per share	$ (24.34)	$ 10.30	$ (4.63)	$ 27.41
Diluted earnings per share	$ (24.34)	$ 10.26	$ (4.63)	$ 27.27
Basic weighted average shares outstanding	83,347,402	83,556,311	83,562,446	84,507,537
Diluted weighted average shares outstanding	83,347,402	83,858,979	83,562,446	84,924,167

	As of June 30, 2002	As of June 30, 2001	As of December 31, 2001	As of December 31, 2000
	($ in Millions)			
Balance sheet data:				
Total investments	$155,934	$121,951	$123,648	$125,479
Separate account (unit linked) assets	58,803	52,814	54,851	55,791
Total assets	275,703	225,407	231,605	231,352
Net underwriting reserves and other policyholder liabilities	126,923	94,598	94,710	98,353
Separate account (unit linked) liabilities	60,357	53,913	55,905	57,243
Debt related to capital markets & banking and risk financing activities, senior and subordinated debt	11,736	11,544	11,068	9,460
Preferred securities	1,096	1,096	1,096	—
Total shareholders' equity	14,873	19,280	17,742	20,665

	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)			
Other data:				
Non-life insurance combined ratio	119.7%	105.6%	111.0%	104.2%
Non-life insurance combined ratio, before special provisions[1]	103.3%	105.6%	111.0%	104.2%
Total owned and managed premium volume:				
Owned:				
Non-life insurance gross written premiums and policy fees	$14,933	$11,444	$23,345	$19,290
Life insurance gross written premiums and policy fees	4,996	4,331	7,828	7,462
Life investment product deposits collected from policyholders	4,361	4,545	10,043	8,834
Life insurance total premium volume	9,357	8,876	17,871	16,296
Reinsurance gross written premiums and policy fees	376	1,376	2,986	2,641
Capital Markets & Banking gross written premiums and policy fees	1	15	21	47
Centre gross written premiums and policy fees	784	691	1,187	1,370
Corporate gross written premiums and policy fees	369	130	268	360
Total gross written premiums, policy fees and insurance deposits before eliminations	25,820	22,532	45,678	40,004
Inter-segment eliminations	(732)	(472)	(871)	(760)
Total owned premium volume	25,088	22,060	44,807	39,244
Managed:				
Farmers P&C Group Companies gross written premiums	6,866	6,296	12,762	11,800
Gross written premiums ceded by Farmers P&C Group Companies to Group affiliates[2]	(700)	(625)	(1,375)	(1,000)
Total owned and managed premium volume	$31,254	$27,731	$56,194	$50,044

(1) In the first half of 2002, we incurred special provisions of $1.5 billion on an after tax basis ($1.7 billion on a pre-tax basis) in our Non-Life Insurance segment. For a discussion of these special provisions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Material Items Affecting our Results of Operations—Special Provisions."

(2) Included in "Farmers P&C Group Companies gross written premiums" are premiums that are ceded to Group companies and therefore are also included in "Non-life insurance gross written premiums and policy fees." In order to avoid double counting, these premiums have been eliminated in calculating our total owned and managed premium volume for the periods presented. These premiums ceded to Group companies were as follows:

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Non-Life Insurance—North America Consumer	$100	$300	$ 400	$1,000
Non-Life Insurance—Other	600	325	975	—
Total	$700	$625	$1,375	$1,000

RISK FACTORS

You should carefully consider the following risk factors and the other information in this offering memorandum, and not just rely on the key or summarized information within this offering memorandum, before deciding to invest in the Pre-emptive Rights, Entitlements and/or the New Shares.

Risks Related to Our Business

A significant portion of our results are subject to fluctuations in the financial markets.

Investment returns are an important part of our overall profitability, and fluctuations in the financial markets, primarily the fixed income and equity markets, could have a material adverse effect on our consolidated financial condition, results of operations and cash flows. In the first half of 2002, net investment income and net realized capital gains accounted for 16% of our consolidated revenues. In 2001 and 2000, net investment income and net realized capital gains accounted for 18% and 24%, respectively, of our consolidated revenues. For a discussion of the specific factors affecting net investment results for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fluctuations in interest rates and returns from equity markets also impact consumer behavior, especially in our life insurance and asset management businesses. Demand for fixed income products such as fixed-return pension products may decline when equity markets are performing well and generally will increase when equity markets are weak. Demand for equity-based investment products such as unit trusts and investment funds increase when equity markets are strong but generally will be lower when equity markets decline.

Revenues for our Life Insurance and Asset Management segments are directly related to the value of assets under management. Therefore, a decline in the investment markets could also adversely affect our revenues.

We are exposed to interest rate, equity price and liquidity risks in our portfolios.

Fluctuations in interest rates affect income recognition on fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, the fixed income securities in our investment portfolio. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced.

Equity securities are typically subject to significantly higher price volatilities, and correspondingly higher expected returns over long time periods, than debt securities. The prices of equity securities are likely to decline when expectations of corporate earnings fall or investor demand falls for other reasons. Price appreciation is the predominant component of expected return for equity investments, having a greater anticipated contribution to total investment return for this asset class than dividend income. Therefore, the investment returns realized for our equity portfolio are highly dependent upon market factors outside of our control or ability to forecast, and the realized returns for equities can be negative. Since June 30, 2002, equity markets have declined significantly.

Our portfolio includes securities issued by privately held companies, private equity funds and fund-of-funds partnerships. These investments may involve a high degree of business and financial risk, they are illiquid, and they may not produce current returns or capital gains. If we were required to liquidate some or all of the investments in the portfolio, the proceeds of such liquidation may be significantly less than the amount we paid for such investments.

Real estate investments are also relatively illiquid. Our real estate investments are primarily located in Switzerland, the United Kingdom and the rest of Continental Europe. Our ability to vary our portfolio of properties in response to changes in economic and other conditions is limited. If we want to sell a property, there is no assurance that we will be able to dispose of it in the desired time period or that the sales price of such property will exceed the carrying value of the investment.

Our fixed income portfolios are exposed to credit risk.

Our investment returns are also susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities. The value of our fixed income securities may be affected by changes in the investee's credit rating. Where the credit rating of the issuer of the debt securities drops, the value of the fixed income security may also decline. Should the credit rating of the issuer fall so low that we are forced by regulatory bodies to dispose of our investment, we may realize a significant loss on our investment.

In addition, our investment portfolio has been affected by the recent large-scale insolvencies in the United States and Europe and the related decline in investor confidence in major corporations. Not only have these developments had an adverse impact on equity markets in general, but we also may have exposure on investments in specific companies that are affected by such developments. For example, in the first half of 2002 we recorded a capital loss of approximately $100 million from investments in bonds and shares of WorldCom Inc. There is no way for us to predict if any other similar incidents may arise with respect to other companies in which we have invested.

Unrealized losses on certain investments may impact our results.

Most of our investments are carried in our financial statements at market value. Movements in the market value of investments held for trading purposes are recorded through our consolidated statement of income. Movements in the market value of investments available for sale are recorded directly in our consolidated shareholders' equity. Based on our accounting policies, if a decline in the market value below the original cost of an available for sale investment is determined to be other than temporary, the decline in value will be reclassified from our consolidated shareholders' equity to our consolidated statement of income.

The decline in equity markets led to the Group recognizing pre-tax asset impairments of $838 million in 2001 and a decrease in our equity portfolio from $28.1 billion in 2000 to $26.1 billion in 2001. Equity markets continued to decline in the first half of 2002, and as a result we recognized pre-tax asset impairments on our equities of $249 million in the first half of 2002. No interim consolidated financial statements have been published since June 30, 2002. However, based on the composition of our investment portfolios and their respective market values at September 30, 2002, management estimates that there would have been an additional impairment charge of up to $400 million for the period since June 30, 2002. For a description of the method used by the Group to calculate asset impairments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Factors Affecting Results—Equity Market and Interest Rate Fluctuations." The actual amount of the asset impairment will change at the end of the year, and this change could be material. The amount of any impairment at any balance sheet date depends upon the portfolio composition at such date. The amount of any impairment may be reduced by sales of investments which may result in realized losses in the relevant period. Because we carry our equity investments on our balance sheet at market value, impairment charges have no impact on shareholders' equity.

Regulatory or tax changes could adversely affect our business.

Insurance and financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways that have an adverse effect on our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. Our insurance subsidiaries are subject to government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business. These aspects may include premium rates, marketing and selling practices, allocation of profits between policyholders and shareholders, advertising, licensing agents, policy forms, solvency, capital adequacy and permitted investments. Among other things, regulators may prohibit us from putting exclusions in our insurance policies, including exclusions for terrorist attacks and mold claims. Insurance regulators are primarily concerned with the protection of policyholders rather than shareholders or creditors. See "Regulation."

Changes to tax laws may affect the attractiveness of certain of our products that currently have favorable tax treatment. From time to time, governments in the jurisdictions in which we do business, including the U.S. government, have considered proposals for tax law changes that could adversely affect our products. These proposals have included, for example, proposals to tax the undistributed increase in value of life insurance policies. The enactment of any such tax legislation would likely result in a significant reduction in sales of our currently tax-favored products.

In the United Kingdom, potential regulatory changes resulting from the recent Financial Services Authority, or FSA, consultation paper on reforming the U.K. polarization regime and the current Sandler review of with-profits products or other current reviews could have a significant effect on the sales and distribution of our products in the United Kingdom.

The polarization rules require employed staff or tied agents to advise on and sell the products of only one company or group. Independent financial advisors, or IFAs, on the other hand, must advise on the whole range of products offered by companies in the relevant sector. Reform of the polarization rules is expected following the publication in January 2002 of FSA Consultation Paper 121, "Reforming Polarization: Making the Market Work for Consumers," in which the FSA made a number of proposals for the reform of polarization which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors. The principal proposal made by the FSA in Consultation Paper 121 is that polarization *per se* be abolished. On abolition, existing tied agents would have to decide whether to continue with a tie to a single manufacturer, or to become multi-tied "distributors." We currently have a large exclusive distribution force of approximately 3,500 self-employed franchisees in the United Kingdom. If a large number of these franchisees decide to become multi-tied distributors, we may experience a decline in sales of our products in the United Kingdom, which could have a material adverse effect on our results of operations.

The Sandler review into medium- and long-term savings was published in July 2002. This includes a series of recommendations on a range of topics including product simplification, with-profits reform, tracker funds, distribution, tax and regulation, with some broader ideas on how the industry can improve its effectiveness and efficiency. While the introduction of simple, lower margin products as proposed by Sandler is likely to result in wider margin pressure, we believe Sandler's recommendations will also lead to an increase in sales volumes. Any pressure on margins should favor industry leaders, who will be able to capture share from smaller, less efficient players. However, if we are unable to increase our sales volume, our results would be adversely affected by the lower margins.

We are involved in litigation that may be costly and time consuming.

We are involved in, and may become involved in, several legal proceedings that may be costly if we lose and that may divert management's attention. For example, the Texas Attorney General and the Insurance Commissioner of the State of Texas recently brought an action against Farmers Group, Inc., and others, including Farmers Insurance Exchange and Fire Insurance Exchange, alleging that the premiums charged by certain of the Farmers Exchanges are too high and are based on unfair and discriminatory rating practices. A separate Cease and Desist Order raising many of the same issues was recently issued against Farmers Insurance Exchange and Fire Insurance Exchange. In response to this Order, Farmers Insurance Exchange and Fire Insurance Exchange announced that they would not be renewing their current homeowners insurance policies in Texas, beginning in November 2002. Farmers Insurance Exchange and Fire Insurance Exchange are part of the Farmers P&C Group Companies which we provide management services to but do not own. The impact of the Exchanges' decision to stop providing homeowners insurance in Texas on our net income will reflect the loss of the management fees on the related gross earned premiums, net of applicable operating expenses of Farmers Group, Inc. and its subsidiaries and other items and tax. The decision may also affect sales of other products in Texas. See "Business—Farmers Management Services" for an overview of the Farmers Exchanges and Farmers Group, Inc. In addition, in the ordinary course of our insurance activities, we are routinely involved in legal or arbitration proceedings with respect to liabilities which are the subject of policy claims, including claims related to asbestos and mold conditions. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of water damage claims in the United States related to expenses for testing and remediation of mold conditions. For a summary of the material legal and arbitration proceedings currently affecting us, see "Business—Legal Proceedings."

We are exposed to losses from natural and man-made catastrophes that may adversely affect our non-life insurance business.

Non-life insurance companies frequently experience losses from catastrophes. Catastrophes may have a material adverse effect on our consolidated financial condition, results of operations and cash flows. Natural catastrophes are primarily windstorms (including hurricanes and tornadoes), floods and earthquakes. Catastrophes can also be man-made, such as terrorist attacks, explosions, fires, oil spills and lethal epidemics. The incidence and severity of these catastrophes in any given period are inherently unpredictable. For

example, in 2000, we suffered losses from windstorms and flooding in Europe which adversely affected our results. In addition, we currently estimate that we will incur net losses of between $175 million to $200 million before tax from the European floods that occurred in August 2002. The extent of our losses from catastrophes is a function of the total insured amount of losses our customers incur, the number of our customers affected, the frequency of the events and the severity of the particular catastrophe. We are exposed to these risks both through our traditional insurance and through our specialist operations such as those of our Centre business segment. Our efforts to protect ourselves against catastrophe losses, such as the use of selective underwriting practices, the purchasing of reinsurance and the monitoring of risk accumulations, may not prevent such occurrences from adversely affecting our profitability. For a discussion of our natural catastrophe risk management policies and procedures, see "Business—Risk Management—Natural Catastrophe Risk Management."

The terrorist attacks of September 11, 2001 and any future terrorist attacks could result in material claims payments and may adversely affect our business.

We believe that the terrorist attacks of September 11, 2001 represent the largest loss event in the insurance industry's history. As of December 31, 2001, we estimated and recorded net losses and loss adjustment expenses in connection with the events of September 11, 2001 of approximately $706 million after tax, or $807 million before tax. This estimate includes arrangements that cap the exposure of Converium Holding AG and its subsidiaries, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the terrorist attacks of September 11, 2001 at $289 million. As of December 31, 2001, these arrangements resulted in $171 million of losses in excess of the $289 million cap. No changes have occurred since that date. See "Business—Material Contracts—Converium Agreements." As a result of the complex nature of the losses from the September 11th terrorist attacks, our gross estimates are subject to revision as claims are received and claims to our reinsurers are identified and processed. As of June 30, 2002, loss reserves were further strengthened by $33 million for this event. In addition, the terrorist attacks of September 11, 2001 had significant indirect impacts on our business with reduced business confidence and lower stock market values leading to lower life insurance results, asset management fees and interest income in 2001 and the first half of 2002.

After September 11, 2001, reinsurers generally either put terrorism exclusions into their policies or drastically increased the price for such coverage. These terrorism exclusions came into force when our reinsurance policies were renewed at the beginning of 2002. As a result, we have been unable to fully reinsure all our potential liability for future terrorist attacks. It is our general policy to exclude, where applicable, coverage for terrorism from our direct insurance policies. Although we have attempted to exclude terrorist coverage from policies we write, in many jurisdictions this has not been possible. For example, in the United States, most state regulators have prohibited terrorism exclusions from primary insurance policies, particularly in certain personal lines such as workers' compensation and homeowners insurance. In some states, such as New York, the regulators have also prohibited terrorism exclusions from being put in commercial policies. Similar prohibitions have been applied in certain markets in Continental Europe. Furthermore, even if terrorism exclusions are permitted in our primary insurance policies, we may still have liability for fires and other consequential damage claims that follow the act of terrorism itself. As a result, we may have liability under primary insurance policies for acts of terrorism and may not be able to recover anything from our reinsurers. However, we have been able to put in place additional reinsurance coverage in the United States for acts of terrorism for $415 million of workers' compensation losses, with a retention of $135 million, and $200 million of property losses, with a retention of $100 million. The combined actual retention will depend upon the mix of workers' compensation and property losses.

Our investment portfolios include investments in industries that we believe may be adversely affected by terrorist attacks and responsive actions, including airlines, lodging and entertainment companies and other non-life insurance companies. The effect of terrorist events on the valuation of these investments is uncertain and could lead to lower valuations and increased impairment charges.

At this time, we cannot assess the future effects of the September 11, 2001 terrorist attacks, the ensuing military and other responsive actions and the possibility of such attacks or responsive actions on our businesses. The terrorist attacks and responsive actions have had a significantly adverse affect on general economic, market and political conditions, increasing many of the risks in our businesses. This may have an enduring or increasingly adverse effect on our businesses, financial condition and results of operations.

Our loss reserves may not adequately cover future losses and benefits.

Our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves are insufficient to cover actual losses, loss adjustment expenses or future policy benefits, we would have to add to these loss reserves and incur a charge to our earnings. Additional losses, including losses arising from changes in the interpretation of legal liability, or the assessment of damages caused by judicial decisions or changes in law, the type or magnitude of which we cannot foresee, may emerge in the future. Any insufficiencies in loss reserves for future claims could have a material adverse effect on our consolidated financial condition, results of operations and cash flows. Our reserves are established using our internal "best estimate" reserving practices, which means that our liability for losses and benefits represents the probable amount that will be required to ultimately settle all claims incurred as of our fiscal year-end and interim statements. We had $42.5 billion of gross reserves and $28.1 billion of net reserves for losses and benefits as of June 30, 2002. We had approximately $2.9 billion of gross reserves and approximately $2.3 billion of net reserves for asbestos and environmental losses and loss adjustment expenses as of December 31, 2001. In the first half of 2002 we increased these reserves by $360 million.

We maintain loss reserves in our non-life insurance and run-off reinsurance businesses to cover our estimated ultimate liability for losses and loss adjustment expenses for reported and unreported losses incurred as of the end of each accounting period. Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. These estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability or other changes in legal precedents and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of loss reserves. For example, our assumptions concerning future loss cost inflation could prove to be insufficient at a time of rising interest rates, resulting in higher losses combined with a reduction in asset values in our investment portfolio to meet these losses. For some types of losses, most significantly asbestos-related and environmental pollution, it has been necessary, and may over time continue to be necessary, to revise estimated potential loss exposure and, therefore, the related loss reserves. Consequently, actual losses, benefits and related expenses paid may differ from estimates reflected in the loss reserves in our financial statements.

During the six months ended June 30, 2002, the year ended December 31, 2001 and the year ended December 31, 2000, certain events occurred which affected our non-life insurance and reinsurance reserves, and which in turn significantly impacted our results for the period.

During the first half of 2002:

- The Group performed non-life insurance and reinsurance reserve reviews, utilizing data derived from recent experience and other data and considered the results of an independent actuarial study which was completed in August 2002. As a result of these reviews, a charge of approximately $2.0 billion pre-tax (approximately $1.8 billion after tax), which is equivalent to 8% of our net reserves as of December 31, 2001, was recorded relating to adverse developments of risks insured in prior years, particularly for asbestos claims and in the United States for casualty specialty lines, as well as general liability, automobile and workers' compensation lines. The charge also reflected the effects of the changing risk profile of the Group following the Converium spin-off and the increasing focus on our core markets. See "Business—Non-Life Insurance Loss and Loss Adjustment Expense Reserves" for a discussion of these reserve increases.

During 2001:

- We incurred pre-tax losses of $807 million ($706 million after tax) from the September 11th terrorist attacks in the United States.
- Other reserves movements in 2001 included:
  - adverse developments in North America Corporate of $115 million;
  - the acquisition of Neckura in Germany, adding $64 million of reserves; and

  - additional reserves of $117 million for two judicial rulings in the United Kingdom. The first ruling reduced the Ogden discount rate for personal injury claims. The second ruling allows a "no win, no fee" basis for the provision of legal services. As a result, the amount and number of claims in the United Kingdom has risen.

- The results of our third party assumed reinsurance operations, which have been disposed, deteriorated during 2001.

During 2000:

- Loss and loss adjustment expenses in our Reinsurance - discontinued segment increased by $333 million before tax as a result of deterioration in the North American non-life insurance treaty book of business and losses from London reinsurance market finite risk reinsurance treaties.

- In our Non-Life Insurance segment, we commuted a significant transaction with an unrelated counterparty in the London reinsurance market and, in our Reinsurance - discontinued segment, we commuted a significant transaction with an unrelated U.K. financial services group, in each case to take advantage of what we believed were favorable market conditions. The commutation in our Non-Life Insurance segment related to U.S. long-tail asbestos, pollution and health hazard business and liability risks and the commutation in our Reinsurance - discontinued segment related to U.K. domestic mortgage risks. Collectively, these commutations resulted in a gain of $183 million, which resulted primarily from the release of loss reserves, which were no longer required to meet the original, now commuted, liabilities. Under these commutation arrangements, we have been released from our prior contractual risks and responsibilities for the original insurance or reinsurance contracts in exchange for the payment of premiums. There were no other compensation arrangements under these commutations.

- The annual review of our overall non-life insurance loss reserves revealed that the accumulation of reserves established by our operating units did not take account of the effects of diversification of risk across the overall portfolio of the Group, and as such we reduced our reserves by $350 million before tax.

Changes in foreign exchange rates may impact our results.

We publish our consolidated financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to convert other currencies, particularly other European currencies including the Swiss franc, euro and British pound, into U.S. dollars will impact our reported consolidated financial condition, results of operations and cash flows from year to year. For a discussion of the impact of changes in foreign exchange rates on our results of operations for each of 2001 and 2000, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures About Market Risk."

Foreign exchange rate movements also impact our investment returns. The impact of these movements is twofold. Firstly, our real investment returns are impacted at the local level to the extent we are invested in assets that are foreign to the investing unit. Secondly, our reported investment returns are impacted to the extent we are translating our investment returns from the reporting unit's local currency into U.S. dollars in our financial statements.

Many of our businesses are dependent on the ratings assigned to certain obligations by various rating agencies. Therefore, a downgrade in our ratings may adversely affect our relationships with customers and intermediaries, negatively impact sales of our products and increase our cost of borrowing.

Standard & Poor's Ratings Services ("S&P"), Moody's Investors Services ("Moody's") and A.M. Best assign ratings to various obligations of certain Group companies.

On September 5, 2002, S&P lowered its long-term ratings on several entities within the Group, including the following:

Entity	Rating
Zurich Group Holding	A–
Zurich Insurance Company	A+
Farmers Group, Inc.	A+
ZCM Matched Funding Corp.	A+
Centre	A+

S&P placed all of these ratings on credit watch with negative implications. S&P also announced that if the ordinary capital increase with pre-emptive rights is not successfully completed, it would lower these ratings further. However, it also indicated that in such an event, it would expect the ratings to remain in the "A" range. Notwithstanding that we do not own the Farmers P&C Group Companies, S&P takes into account the solvency of these companies for ratings purposes as part of its assessment of our capital position.

On June 26, 2002, Moody's lowered its financial strength rating of ZIC to A1. Moody's also lowered the issuer ratings of Zurich Capital Markets Inc. to A1.

On September 6, 2002, AM Best downgraded the financial strength ratings of Zurich Financial Services and its core operating subsidiaries to A (Excellent) and placed them on review with developing implications. In addition, AM Best downgraded certain debt instruments issued or guaranteed by ZIC.

Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. A ratings downgrade, or the potential for such a downgrade, of any of our insurance subsidiaries could, among other things, adversely affect our relationships with agents, wholesalers and other distributors of our products and services, negatively impact new sales, adversely affect our ability to compete in our markets and increase our cost of borrowing.

Similarly, ZCM and Centre are sensitive to ratings downgrades as much of these businesses involve providing long-term insurance, credit enhancement or other forms of protection to financial transactions or serving as a counterparty to swaps, options and other financial instruments. If the rating agencies were to lower the ratings of ZCM or Centre, these companies could be forced to liquidate investments unexpectedly and in unfavorable market conditions, which could adversely affect our financial condition and results of operations. We could also be affected by the resulting increased cost of funding for these operations that would reduce our operating earnings. Finally, ZCM and Centre might not be able to generate as much new business as compared to current levels if there is a further downgrade.

We are considering several ways to bolster the capital bases and ratings of Centre and ZCM. Possible actions include pursuit of stand-alone ratings for these businesses and pursuing capital market alternatives with partners or investors who can provide higher rated capacity to these businesses. There can be no assurance that these steps will be successful.

Centre offers non-traditional products that may expose us to complex risks and may create unexpected needs for liquidity.

In recent years, Centre has increased its sales of insurance-related corporate finance products. Some of these involve credit enhancement or insurance of financial and capital market transactions, including asset-backed and project financing transactions. Many of these products are non-traditional in the sense that they involve insuring risks that traditional insurers have not developed the expertise to evaluate or otherwise are unwilling to insure on similar terms. The innovative nature of many of these products, compared to traditional insurance business, can add complexity to the pricing and reserving process. This can also result in an increased sensitivity to individual losses. Should claim events occur or counter-parties become insolvent, we may experience losses and/or short term funding obligations that could cause Centre to have to liquidate investments in unfavorable market conditions.

Our capital market activities are complex and may generate significant risks which we may not be able to fully hedge.

Our ZCM operation is active in a large number of financial markets transactions on behalf of customers, with ZCM often acting as counterparty to the transaction. We seek to manage these risks by entering into

hedging arrangements and other offsetting positions. However, we are not able to fully hedge ourselves from all possible market risks. As a result, in certain severe market conditions ZCM could experience significant losses. In addition, the hedging arrangements expose us to credit risk to the extent the counterparties become insolvent or suffer significant ratings downgrades.

Our capital markets activities are exposed to the risk of disruption in financial markets that constrict our ability to match funding obligations with liquidity sources.

Our ZCM operation relies on orderly debt markets for short- and medium-term liquidity which may be disrupted by extraordinary external events or a further change in our credit rating. Such disruption could increase our cost of funding or cause a reduction in the level of liquidity available from external sources. This could require us to liquidate investments in unfavorable market conditions.

We face significant competition from other global, national and local financial services companies and from alternative risk transfer programs and new market entrants.

We compete in our markets with global, national and local insurance companies, and non-insurance financial services companies, such as banks, broker-dealers and asset management companies. Our major competitors in the global insurance business mainly consist of the world's largest insurance groups. In the capital markets business, our major competitors include a number of the most highly rated financial organizations in the world. We also face competition from competitors who are strong in local markets. Some of these competitors have greater financial, technical and operating resources or offer alternative products or more competitive pricing than we do. The recent consolidation in the global financial services industry has also enhanced the competitive position of some of our competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital.

Historically, the non-life insurance industry has been cyclical and subject to significant periods of strong price competition due to increased underwriting capacity. If our competitors price their premiums more aggressively and we meet their pricing, this may adversely affect our underwriting results. Although we believe our prices to be justified because we generally price our products according to the corresponding risks, we may experience a loss of customers and business if we do not match our competitors' pricing. In addition, where our insurance products are marketed through independent insurance agencies, which typically represent more than one insurance company, we face competition within the agency.

We face competition in commercial insurance from the implementation of alternative risk transfer, as many of our customers and potential customers are examining alternatives to traditional insurance, including alternative risk transfer solutions and self-insurance. We also face increasing competition from banks, particularly in the sale of life insurance and investment products. In the United States, banks are now able to provide life insurance, enabling them to compete directly with us by selling through their own branches and insurance agencies.

Recent reviews of U.K. sales practices regarding the sales of endowment policies may adversely affect our business, results of operations and financial condition.

Endowment policies have been a common method used in the United Kingdom to build up the savings needed to repay residential mortgages. Due to a decrease in expected future investment returns, some endowment policies may not accumulate sufficient value at current premium levels to repay the mortgage in full. The FSA has been reviewing the issue of mortgage endowments in the United Kingdom since 1999 and has confirmed its view that a full-scale review of all past sales is not justified. The FSA has indicated that it will formally investigate firms suspected of widespread misselling of mortgage endowments in the past. Although the FSA has so far restricted its reviews to a few companies and has not reviewed us, there remains pressure from the media and consumer groups to open the review to the entire industry. Further review may lead to enforcement action against additional firms. We have not made any provision in connection with possible future reviews required by the FSA regarding the sale of mortgage endowment policies although there can be no assurance that we will not have to do so in the future.

We have entered into a swap transaction relating to our former holding in Bâloise-Holding that could require us to make material payments to the counterparty.

On December 21, 2001, INZIC AG (a wholly-owned subsidiary of the Group), sold 11,600,000 shares in Bâloise-Holding Limited ("Bâloise") to the Strategic Money Management Company B.V. ("SMM") for total consideration of CHF1.7 billion (or $1.0 billion). This sale produced a pre-tax capital gain of

CHF197 million (or $117 million). The 11,600,000 shares represented 21% of the outstanding share capital of Bâloise and the holding was classified as "available for sale" on INZIC's accounts. At the time of the sale, the Group entered into a swap transaction under which the Group retained an economic interest in the performance of the Bâloise shares held by SMM. Under the terms of the swap agreement the Group makes and receives payments over a period of up to five years based on the movements in the price of SMM's Bâloise shares against a basket consisting of shares of other Swiss and Dutch companies. If the Bâloise shares out-perform the basket shares, then the Group receives the difference. Conversely, if the basket shares out-perform the Bâloise shares, the Group pays the difference. There is no cap on the difference to be paid or received.

Under certain circumstances SMM may sell a portion or the whole amount of the 11,600,000 shares in Bâloise before November 15, 2004 causing a proportional reduction of both the notional amount of Bâloise shares and the basket shares under the swap and triggering payment obligations at the time of the reduction. If by November 15, 2004 any number of shares remain outstanding, an unwind period of an additional two years shall follow.

The Group currently holds 282,067 Bâloise shares and options on 3,472,000 shares of Bâloise together amounting to approximately 6.0% of the Bâloise outstanding shares as of December 31, 2001. The shares are classified as available for sale and the options recorded as a derivative. The table below presents key data relating to the gains and losses we have incurred with respect to Bâloise.

As of	CHF Share Price of Bâloise	Market Value of Bâloise Shares Subject to Swap (CHF in Millions)	Market Value of Bâloise Shares Subject to Swap ($ in Millions)	Loss on Swap and Options ($ in Millions)
December 21, 2001	CHF148.52	CHF1,717	$1,040	$ —
June 30, 2002	120	1,392	940	(163)

Since June 30, 2002, the Bâloise shares have further underperformed the basket shares, and we thus expect to record additional losses.

In connection with the initial public offering of Converium Holding AG, we entered into various contracts with Converium. If Converium fails to comply with these contracts, or if we have to make payments under these contracts, our financial condition or results of operations could be adversely affected.

On December 11, 2001, the former third party assumed reinsurance business of the Group, historically operated under the brand name "Zurich Re," was divested by offering the shares of the newly established Converium Holding AG to the public. Today, we retain no equity interest in Converium.

As part of the transactions enabling the divestiture and the initial public offering of Converium, we entered into a number of contractual arrangements with Converium. Under quota share retrocession agreements, our subsidiaries transferred the benefits and the risks of the major part of their third party assumed reinsurance business to Converium. The quota share retrocession agreements provide that the premium is not immediately paid to Converium but is rather retained and credited to a funds withheld account. If Converium is unable to fulfill its obligations under these agreements, we will be unable to recover amounts due under the agreements exceeding the funds withheld balance. See "Business—Material Contracts—Converium Agreements."

Our subsidiaries have also entered into service agreements with Converium, pursuant to which Converium has been mandated to provide services in connection with the administration and the run-off of our reinsurance business. In the event Converium cannot fulfill its obligations under the service agreements, we will have to arrange for another entity to take over the administration and run-off of our reinsurance business. See "Business—Material Contracts—Converium Agreements."

As described in the Risk Factor "The events of September 11, 2001 and any future terrorist attacks could result in material claims payments and may adversely affect our business," we have also entered into arrangements that cap the exposure of Converium, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the terrorist attacks of September 11, 2001 at $289 million. As of December 31, 2001, these arrangements resulted in $171 million of losses in excess of the $289 million cap. No changes have occurred since that date. See "Business—Material Contracts—Converium Agreements."

Our results may be impacted by the inability of our reinsurers to meet their obligations.

We transfer our exposure to certain risks to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. When we obtain reinsurance, we are still liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of our reinsurers to meet their financial obligations could materially affect our operations. Although we conduct periodic reviews of the financial statements and reputations of our reinsurers, our reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years. In addition, reinsurance may prove inadequate to protect against losses or may become unavailable in the future at commercially reasonable rates.

Life actuarial experience and other factors may differ from that assumed in the calculation of life actuarial reserves and embedded value financial information.

The assumptions we make in deriving our assessment of our life insurance reserves and related embedded value financial information may differ from that which we experience in the future. We derive our life insurance reserves for some countries and related embedded value financial information using "best estimate" actuarial practices and assumptions. These assumptions include our assessment of the long term development of interest rates, investment returns, the allocation of investments between equity, fixed interest and other categories, policyholder bonus rates (some of which are guaranteed), mortality rates, policyholder lapses and future expense levels. We monitor our actual experience of these assumptions and to the extent that we consider that this experience will continue in the longer term we refine our long-term assumptions. Changes in such assumptions may lead to changes in the life insurance reserves and changes in the embedded value of our life insurance operations.

Certain of our variable annuity, with–profits and pension products include investment guarantee features. The actual future costs of these guarantees will depend on future investment and lapse experiences. Allowances for these guarantee costs have been included in the embedded value. These costs would, however, be significantly increased if actual experience relating to either of these factors proved to be significantly worse in practice than is allowed for in the embedded value.

For a discussion of embedded value, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Embedded Value of Life Insurance Operations."

We may not be able to implement our program of strategic initiatives.

The future success of our business depends in part on our ability to implement the program of strategic initiatives announced on September 5, 2002. For a discussion of this program, see "Business—Strategy." The implementation of our strategy depends in part on our ability to properly redeploy capital across the Group and to deliver operational improvements.

The redeployment of capital will include the sale of certain of businesses and the closing down and release of capital from others. The timing and ability to generate and release capital from disposals will be subject to the price, if any, that third parties are prepared to pay for such businesses, to the tax arising from disposals, to the conditions and clearances that regulators may impose on such disposals and in certain circumstances may give rise to losses or other write-offs if the proceeds received are less than the carrying value of the disposed businesses. The timing and ability to release capital from closing down businesses will also be subject to local laws, regulations and practices.

The delivery of our expected operational improvements depends, among other things, upon a reduction in our workforce, which will require consultation with unions and employee councils in many of the jurisdictions in which we operate. Such consultations may result in our having to delay or scale back the proposed redundancies or incur greater costs than we currently expect.

Achieving our operational improvement goals will also require improvement in the pricing of our products, which is dependent in part on factors beyond our control, including general market conditions. In addition, expected operational improvements in our underwriting and claims processes and other performance improvement initiatives we have identified may not be achieved in the expected amounts or timeframe.

In the event that we are unable to successfully implement our strategy, we may not be able to realize the benefits of our profit improvement program, which we believe should improve our net income in 2003 by in excess of $1.0 billion, and our financial performance and results of operations could be adversely affected.

Risks Related to the Offerings

Our share price has been and may continue to be volatile.

Our share price has been volatile due in part to the high volatility in the securities markets generally, and in insurance companies' shares in particular, as well as developments which impact our financial results. Factors other than our financial results that may affect our share price include but are not limited to:

- market expectations of the performance and capital adequacy of insurers generally
- investor perception of, as well as the actual performance of, other insurance companies
- investor perception of the success and impact of the offerings and the strategy described in this offering memorandum
- a downgrade or rumored downgrade of our credit ratings
- potential litigation or regulatory action involving ourselves or any of the industries we have exposure to through our insurance activities

It may be difficult or impossible for investors outside Switzerland to serve process on or enforce judgments against us in connection with the offerings.

Zurich Financial Services is incorporated in Switzerland. As a result it may be difficult or impossible for investors outside Switzerland to serve process on or enforce judgments against us in connection with the offerings.

Failure to respond to the rights offering by 12:00 noon CET on October 25, 2002 will result in the loss of your Pre-emptive Rights. Furthermore, if you do not exercise any or all of your Pre-emptive Rights, you will suffer dilution of your percentage ownership of our registered shares.

If you do not respond to the rights offering by 12:00 noon CET on October 25, 2002, your Pre-emptive Rights to subscribe for New Shares will be allotted to the Underwriters who will exercise such Pre-emptive Rights and receive Entitlements to be offered in the global offering.

Furthermore, to the extent that you do not exercise your Pre-emptive Rights to subscribe for New Shares, your proportionate ownership and voting interest in Zurich Financial Services will, accordingly, be reduced, and the percentage that your original registered shares represent of our increased share capital after the capital increase will accordingly be reduced.

The shareholders' resolution to increase our capital may be challenged.

The Pre-emptive Rights, Entitlements and New Shares offered are based on an ordinary capital increase approved by a resolution of our shareholders' meeting held on October 11, 2002. As with all shareholders' resolutions, such resolution is subject to a possible challenge pursuant to Articles 706 and 706a of the Swiss Federal Code of Obligations.

Shareholders outside Switzerland are subject to exchange rate risk.

The Pre-emptive Rights, Entitlements and New Shares are priced in Swiss francs. Accordingly, any investor outside Switzerland is subject to adverse movements in their local currency against the Swiss franc.

We cannot assure you that a trading market will develop for the Pre-emptive Rights or the Entitlements and, if a market does develop, the Pre-emptive Rights may be subject to greater volatility than our registered shares.

We intend to set a trading period for the Pre-emptive Rights from October 17, 2002 to October 24, 2002 and for the Entitlements from October 28, 2002 to October 30, 2002 on virt-x. We do not intend to apply for the Pre-emptive Rights or the Entitlements to be traded on any other exchange. We cannot assure you however that an active trading market in those Pre-emptive Rights or Entitlements will develop on virt-x

during that period. Additionally, because the trading price of the Pre-emptive Rights depends on the trading price of our registered shares, the existing volatility of our registered shares, as described above in "—*Our share price has been and may continue to be volatile*," will magnify the volatility of the Pre-emptive Rights.

It is not certain that you will receive New Shares against Entitlements on October 31, 2002, which may mean you will not be able to trade New Shares as of October 31, 2002.

The conversion of Entitlements into New Shares is subject to the registration of the capital increase in the Commercial Register. Although the resolution of our Board of Directors on the ordinary capital increase is scheduled to be timely registered with the Commercial Register, such registration may, despite our best efforts, and for reasons beyond our control, not take place in time to enable the New Shares to be traded as of October 31, 2002. Despite such delay in the trading in the New Shares, the Entitlements will nevertheless not be allowed to trade after October 30, 2002.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains certain "forward-looking statements." All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believe," "intend," "plan," "expect" and words of similar meaning may also be forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements, or conditions in the markets in which we operate, to differ from those expressed or implied in such statements. These factors include: general economic conditions, particularly in our core markets; performance of financial markets; the frequency, severity and development of insured claims events; mortality and morbidity experience; policy renewal and lapse rates; levels of interest rates; currency exchange rates; increasing levels of competition; changes in laws, including tax laws, and regulations; changes in the policies of regulators; and general competitive factors.

In particular, the following are forward-looking in nature:

- certain statements in "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" with regard to strategy and management objectives, our targeted profit improvement, return on equity targets, expense reductions, capital improvements, pricing conditions, underwriting claims improvements, trends in market shares, market standing and product volumes, litigation and the effects of changes or prospective changes in regulations as well as tax and other laws.

- certain statements in "Use of Proceeds" with regard to how we plan on utilizing the funds raised in this offering

- certain statements in "Dividend Policy" with regard to our policy on future dividend payments

- certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" with regard to trends in results, prices, volumes, operations, margins, overall market trends, risk management and exchange rates

- certain statements in "Regulation" with regard to the effects of changes or prospective changes in regulation

Because the risk factors referred to in this offering memorandum or currently unknown risks could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based unless required to do so by an applicable regulatory regime.

USE OF PROCEEDS

We expect the net proceeds to us from the offerings to be $2.4 billion (based on the October 10, 2002 Noon Buying Rate) after deducting estimated offering expenses of $110 million (or $1.91 per New Share), including $78 million for financial intermediaries. We plan to use the net proceeds for general corporate purposes, including funding the additional capital requirements of potential growth opportunities and/or refinancing short-term indebtedness incurred primarily to fund growth in North America. For a discussion of our capital needs, see "Summary—Summary of and Background to Our Strategy."

DIVIDEND POLICY

Our dividend policy and the amount of future dividends will depend on a number of factors including our results of operations, our financial condition, our cash requirements and our future prospects. For the 2002 financial year, the Board of Directors expects to propose at our next annual general meeting a modest payout in the form of a dividend or a payment pursuant to a nominal value reduction. Thereafter, the Board of Directors intends to adopt a flexible dividend policy reflecting financial and strategic considerations for the Group.

As a holding company, we are dependent on dividends and interest from our subsidiaries to pay cash dividends. Many of our insurance subsidiaries are subject to regulations which restrict the amount of dividends that they can pay to us. See "Regulation" for a more detailed discussion of certain of these restrictions.

All of our registered shares rank *pari passu* in relation to the right to dividends. The New Shares issued in the offerings will be eligible to receive dividends declared, if any, starting with the business year ending December 31, 2002.

Under Swiss law, dividends may only be paid if a corporation has sufficient profits shown on its balance sheet available for distribution, or the reserves of the corporation are sufficient to allow distribution of a dividend. As long as the general reserve of a corporation is less than 20% of the paid-in nominal share capital, Swiss law requires that at least 5% of the annual net profits of a corporation must be allocated to such general reserve. In the case of a holding company any net profits remaining after this retention are eligible to be distributed as dividends, subject to approval of the shareholders at a shareholders' meeting.

Our Board of Directors may propose that a dividend be paid, but cannot itself authorize the declaration of a dividend. Our auditors must confirm that the dividend proposal of our Board of Directors conforms with our Articles of Incorporation and statutory law. Dividends are due and payable after the shareholders' resolution authorizing the payment of such dividends has been passed on the date set forth in the shareholders' dividend resolution. Under Swiss law, the statute of limitations in respect of dividend payments is five years. Any dividends not claimed at the end of the statute of limitations period are retained by Zurich Financial Services. Dividends accrue to those persons who hold our registered shares one day before the dividend payment date. For information regarding deduction of withholding taxes from dividend payments, see "Tax Considerations."

Set forth below is information on the dividends paid by us and our predecessor companies for the past five years. You should not rely upon our historical dividend payments as a guarantee that we will be able to make the same or similar dividend payments in the future.

The table below presents the historical cash dividends per share paid on Zurich Insurance Company, or ZIC, registered shares for the year ended December 31, 1997.

Year Ended	Month and Year Paid	Number of Shares[1]	Total Dividend Per Share
			(CHF)
1997	June 1998	46,903,333	12.00

(1) Dividend-paying registered shares.

Subsequent to the merger of the financial services business of B.A.T Industries p.l.c. ("B.A.T FS") and ZIC in September 1998, each of Allied Zurich p.l.c. and Zurich Allied AG paid dividends to their respective shareholders. The table below presents the historical cash dividends per share paid on Zurich Allied AG registered shares and Allied Zurich p.l.c. ordinary shares for the years ended December 31, 1998 and 1999.

		Zurich Allied AG		Allied Zurich p.l.c.	
Year Ended	Month and Year Paid	Number of Shares[1]	Total Dividend Per Share	Number of Shares[2]	Total Dividend Per Share
			(CHF)		(£)
1998	June 1999	48,547,028	13.50	1,572,167,278	0.1300
1999	May 2000	48,659,517	17.15	1,575,810,149	0.1511

(1) Dividend-paying registered shares.

(2) Dividend-paying ordinary shares.

The table below presents the historical cash dividends per share paid on our registered shares for the years ended December 31, 2000 and 2001.

Year Ended	Month and Year Paid	Number of Shares[1]	Total Dividend Per Share
			(CHF)
2000	May 2001	83,886,001	17.15
2001	May 2002	83,886,001	8.00

(1) Dividend-paying registered shares.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our unaudited consolidated capitalization and indebtedness as of June 30, 2002, the date of our latest published interim financial statements, and our unaudited pro forma consolidated capitalization and indebtedness as adjusted to reflect the ordinary capital increase with Pre-emptive Rights and the related mandatory conversion of the remaining outstanding MILES™ on October 10, 2002 as if they had occurred as of June 30, 2002. You should read this table together with our consolidated financial statements and the notes to those financial statements, as well as the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." The table below is prepared for illustrative purposes only and, because of its nature, it may not give a true picture of our financial position following the ordinary capital increase with Pre-emptive Rights and the mandatory conversion of the remaining outstanding MILES. Its purpose is to illustrate the effect of the ordinary capital increase with Pre-emptive Rights and the mandatory conversion of the remaining outstanding MILES on our consolidated capitalization and indebtedness. Please refer also to the letter from PricewaterhouseCoopers AG, which is set out on page 30 of this offering memorandum.

Since June 30, 2002, there has been no material change in our capitalization and indebtedness, except for a $1.4 billion increase of short term senior debt. This debt was incurred to fund growth primarily in North America and is expected to be refinanced using proceeds from the offerings. Components of shareholders' equity other than common stock have not been adjusted to reflect changes since June 30, 2002. These other components are impacted by net income, accumulated foreign currency translation and the market value adjustment of investment securities available for sale. As the Group has not published interim consolidated financial statements since June 30, 2002, the impact of these items on shareholders' equity cannot be determined.

	As of June 30, 2002		
	Actual[(1)]	Pro Forma Adjustments[(2)]	Pro Forma As Adjusted
		($ in Millions)	
Debt:			
Debt related to banking and capital markets activities	$ 7,293	$ —	$ 7,293
Senior debt	2,943	—	2,943
Subordinated debt	1,500	—	1,500
Total debt	11,736	—	11,736
Minority interests:			
Preferred securities	2,265	—	2,265
Other	270	—	270
Total minority interests	2,535	—	2,535
Shareholders' equity:			
Preferred securities	1,096	—	1,096
Common stock, CHF10 par value (83,886,131 issued, 6,000,000 authorized and 9,499,870 contingent, actual; 144,006,955 issued, 6,000,000 authorized and 6,981,828 contingent, as adjusted)	626	406[(3),(4)]	1,032
Deferred exchangeable equity	349	(349)[(4)]	—
Treasury stock (nominal value), 793,110 shares	(5)	—	(5)
Additional paid-in capital (capital reserve)	7,638	2,361[(3),(4)]	9,999
Net unrealized gains on investments	447	—	447
Cumulative translation adjustments	(716)	—	(716)
Retained earnings	5,438	—	5,438
Total shareholders' equity	14,873	2,418	17,291
Total capitalization and indebtedness	$29,144	$ 2,418	$31,562

(1) Extracted without material adjustment from the Group's interim financial statements as of June 30, 2002.

(2) The amounts in the "Pro Forma Adjustments" column have been translated into U.S. dollars using June 30, 2002 exchange rates as disclosed in footnote 3 to our unaudited interim financial statements as of and for the six months ended June 30, 2002.

(3) Reflects the issuance of 57,602,782 New Shares in the ordinary capital increase with Pre-emptive Rights for total proceeds of approximately \$2.5 billion before \$110 million of transaction expenses resulting in increases of common stock of \$389 million and additional paid-in capital of \$2.0 billion.

(4) In January 2002, we issued 75,000 SMIC MILES™ (Market Index Linked Exchangeable Securities) for an aggregate of CHF602,325,000 (or \$349 million). Under the terms of these instruments, which were linked to the Swiss SMIC Index and were listed on the SWX Swiss Exchange, investors could exchange MILES™ into newly issued Zurich Financial Services registered shares at any time up to and including 25 trading days before January 28, 2005. As of June 30, 2002, five MILES™ had been exchanged for 130 of our registered shares. Therefore, our "actual" deferred exchangeable equity in the above table includes 2,999,870 contingent shares relating to the MILES™ that had not been exchanged as of June 30, 2002. As of October 9, 2002, 73,094 additional MILES™ had been exchanged for 2,442,002 registered shares issued from our contingent share capital. On October 10, 2002, in preparation for the ordinary capital increase with Pre-emptive Rights we mandatorily exchanged all of the remaining outstanding and additional paid-in capital MILES™ for 76,040 registered shares in accordance with the terms of the MILES™. As a result, our "as adjusted" common stock in the above table reflects the transfer of 2,518,042 registered shares from our contingent share capital (\$349 million of deferred exchangeable equity) to our issued share capital (\$17 million of common stock and \$332 million additional paid-in capital) as a result of the exchange of all of the remaining MILES™ after June 30, 2002.

As of October 11, 2002, we do not have outstanding any securities convertible or exchangeable into our registered shares or any warrants to purchase our registered shares. In addition, except as described in "Management—Options to Purchase Shares," no member of the Group has granted any options over its share or loan capital that are currently outstanding or has agreed, conditionally or unconditionally, to grant any such options.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AG
Stampfenbachstrasse 73
8035 Zürich
Switzerland
Telephone +41 1 630 11 11
Facsimile +41 1 630 41 15

Zurich Financial Services
Mythenquai 2
CH 8022 Zurich
Switzerland

October 11, 2002

Dear Sirs

Zurich Financial Services (the "Company")

We report on the pro forma capitalization and indebtedness table set out on page 28 of the Company's offering memorandum dated October 11, 2002. The pro forma capitalization and indebtedness table has been prepared, for illustrative purposes only, to provide information about how the issuance of Pre-emptive Rights to subscribe for new registered shares of the Company might have affected the unaudited consolidated balance sheet of the Company as at June 30, 2002.

Responsibilities
It is the responsibility solely of the directors of the Company to prepare the pro forma capitalization and indebtedness table in accordance with paragraph 12.29 of the Listing Rules of the U.K. Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the U.K. Listing Authority, on the pro forma capitalization and indebtedness table and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma capitalization and indebtedness table beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma capitalization and indebtedness table with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AG
Stampfenbachstrasse 73
8035 Zürich
Switzerland
Telephone +41 1 630 11 11
Facsimile +41 1 630 41 15

Opinion

In our opinion:

(a) The pro forma capitalization and indebtedness table has been properly compiled on the basis stated;
(b) Such basis is consistent with the accounting policies of the Company; and
(c) The adjustments are appropriate for the purposes of the pro forma capitalization and indebtedness table as disclosed pursuant to paragraph 12.29 of the Listing Rules of the U.K. Listing Authority.

Yours faithfully,

PricewaterhouseCoopers AG

Christopher Stooke　　　　Wanda Eriksen-Grundbacher

MARKET INFORMATION

General

On October 17, 2000, we completed the restructuring of our organization under a single Swiss holding company, Zurich Financial Services, which owns Zurich Group Holding. Zurich Financial Services registered shares are listed on the main board of the SWX Swiss Exchange and traded on virt-x and are listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange's market for listed securities. See "—Description of Trading on virt-x" for a discussion of virt-x. Zurich Financial Services American Depository Shares, or ADSs, are traded in the United States on the over-the-counter market and are quoted in the so-called "pink sheets" provided by the National Quotations Bureau, Inc., a division of Commerce Clearing House. Each of our ADSs represents one-tenth of one of our registered shares. Before the restructuring, Zurich Group Holding was jointly held by Zurich Allied AG, a SWX Swiss Exchange-listed company, and Allied Zurich p.l.c., a London Stock Exchange-listed company. In addition, ADSs of both Allied Zurich p.l.c. and Zurich Allied AG were traded in the United States on the over-the-counter market and were quoted in the pink sheets.

Our registered shares are included in the Swiss Market Index, which currently represents the 27 largest Swiss companies, based on market capitalization and trading volume, listed on the main board of the SWX Swiss Exchange and traded on virt-x.

Market Price Information

Zurich Financial Services

Trading on the SWX Swiss Exchange and virt-x

The table below presents the reported high and low closing prices for our registered shares on the main board of the SWX Swiss Exchange (until June 25, 2001) and virt-x (after June 25, 2001) for the periods indicated, as well as the closing price on the first trading day of each such period expressed in Swiss francs. On September 4, 2002, the closing price of our registered shares on virt-x was CHF120 per registered share. On October 10, 2002, the latest practicable day before the printing of this offering memorandum, the closing price of our registered shares on virt-x was CHF130 per registered share.

	First Trading Day of Period	High	Low
	CHF	CHF	CHF
Calendar Year 2000 (from October 17, 2000)	849	990	846
Fourth Quarter (from October 17, 2000)	849	990	846
Calendar Year 2001	990	1000	258
First Quarter	990	1000	525
Second Quarter	556	649	528
Third Quarter	621	621	258
Fourth Quarter	333	460	324
Calendar Year 2002 (through October 10, 2002)	401	413.5	120
First Quarter	401	420.5	318
Second Quarter	387.5	413.5	275
Third Quarter	301	301	120
Fourth Quarter (through October 10, 2002)	135	143.75	123.5
Last Six Months	382	402.5	120
May 2002	382	402.5	363.5
June 2002	362.5	362.5	275
July 2002	301	301	125
August 2002	147	189	129.75
September 2002	132	146.5	120
October 2002 (through October 10, 2002)	135	143.75	123.5

Trading on the London Stock Exchange

The table below presents the reported high and low closing prices for our registered shares on the London Stock Exchange for the periods indicated, as well as the closing price on the first trading day of each such period expressed in British pence. On September 4, 2002, the closing price of our registered shares on the London Stock Exchange was 5,250p per registered share. On October 10, 2002, the latest practicable day

before the printing of this offering memorandum, the closing price of our registered shares on the London Stock Exchange was 5,000p per registered share.

	First Trading Day of Period	High	Low
	p	p	p
Calendar Year 2000 (from October 17, 2000)	32,800	40,100	32,500
Fourth Quarter (from October 17, 2000)	32,800	40,100	32,500
Calendar Year 2001	40,400	40,900	11,150
First Quarter	40,400	40,900	20,350
Second Quarter	22,250	25,250	21,050
Third Quarter	23,750	24,050	11,150
Fourth Quarter	13,350	18,950	13,050
Calendar Year 2002 (through October 10, 2002)	16,950	17,050	4,750
First Quarter	16,950	17,050	12,850
Second Quarter	15,950	16,750	11,550
Third Quarter	12,550	12,550	4,750
Fourth Quarter (through October 10, 2002)	5,500	5,000	5,700
Last Six Months	15,150	16,750	4,750
May 2002	15,150	16,750	15,150
June 2002	15,250	15,250	11,550
July 2002	12,550	12,550	4,750
August 2002	6,750	7,550	5,250
September 2002	5,750	6,250	5,000
October 2002 (through October 10, 2002)	5,500	5,000	5,700

Trading on the U.S. OTC Market

The table below presents the reported high and low closing prices for our ADSs on the U.S. over-the-counter market for the periods indicated, as well as the closing price on the first trading day of each such period, expressed in U.S. dollars. On September 4, 2002, the closing price of our ADSs on the U.S. over-the-counter market was $8.00 per ADS. On October 9, 2002, the latest practicable day before the printing of this offering memorandum, the closing price of our ADSs on the U.S. over-the-counter market was $8.10 per ADS.

	First Trading Day of Period	High	Low
	$	$	$
Calendar Year 2000 (from October 17, 2000)	47.75	60.00	47.13
Fourth Quarter (from October 17, 2000)	47.75	60.00	47.13
Calendar Year 2001	60.38	61.88	16.70
First Quarter	60.38	61.88	30.75
Second Quarter	32.50	37.50	30.75
Third Quarter	34.75	34.80	16.70
Fourth Quarter	20.60	27.85	20.60
Calendar Year 2002 (through October 9, 2002)	24.65	25.25	7.95
First Quarter	24.65	25.25	18.90
Second Quarter	23.35	25.20	18.00
Third Quarter	20.50	20.50	7.95
Fourth Quarter (through October 9, 2002)	9.20	9.50	8.10
Last Six Months	23.25	25.00	7.95
May 2002.	23.25	25.00	23.01
June 2002.	22.75	23.50	18.00
July 2002	20.50	20.50	8.60
August 2002	9.95	12.50	8.65
September 2002	8.35	10.00	7.00
October 2002 (through October 9, 2002)	9.20	9.50	8.10

Allied Zurich p.l.c.

The table below presents the reported high and low closing prices for Allied Zurich p.l.c. ordinary shares on the London Stock Exchange for the periods indicated, as well as the closing price on the first trading day of each such period, expressed in British pence.

	First Trading Day of Period	High	Low
	p	p	p
Calendar Year 1999	895.82	969.40	622.37
First Quarter	895.82	969.40	744.38
Second Quarter	831.73	854.99	721.12
Third Quarter	763.84	795.18	649.43
Fourth Quarter	669.85	759.10	622.37
Calendar Year 2000 (through October 16, 2000)	676.02	854.52	492.30
First Quarter	676.02	676.02	492.30
Second Quarter	662.73	780.46	595.78
Third Quarter	747.23	854.52	747.23
Fourth Quarter (through October 16, 2000)	726.81	751.50	696.43

Zurich Allied AG

The table below presents the reported high and low closing prices for Zurich Allied AG registered shares on the SWX Swiss Exchange for the periods indicated, as well as the closing price on the first trading day of each such period, expressed in Swiss francs.

	First Trading Day of Period	High	Low
	CHF	CHF	CHF
Calendar Year 1999	1058	1118	800
First Quarter	1058	1118	907
Second Quarter	958	1002	873
Third Quarter	905	947	816
Fourth Quarter	837	935	800
Calendar Year 2000 (through October 16, 2000)	881	966	675
First Quarter	881	881	675
Second Quarter	855	877	724
Third Quarter	822	966	769
Fourth Quarter (through October 16, 2000)	803	824	763

Description of Trading on virt-x

virt-x plc (formerly Tradepoint Financial Networks plc) was created in 2001 as a collaboration among the SWX Swiss Exchange and a consortium of internationally active investment banks and financial services companies (the "TP Consortium") to provide an efficient and cost effective pan-European equities market. The virt-x is a Recognized Investment Exchange supervised by the FSA in the United Kingdom. The SWX Swiss Exchange holds 38.9% of the issued share capital of virt-x plc and the TP Consortium also holds 38.9% of virt-x plc. The remaining 22.2% is publicly held.

All trading in the 27 stocks currently included in the Swiss Market Index, including Zurich Financial Services, has been transferred to virt-x. The trading of these Swiss companies is conducted in Swiss francs. virt-x uses the SWX Swiss Exchange trading platform and network under a facilities management agreement. Most of the system's operation and development capability is outsourced to the SWX Swiss Exchange in Switzerland.

Trading begins each business day at 9:00 a.m. (CET) and continues until 5:30 p.m. (CET). At 5:20 p.m. (CET) the exchange moves into "Closing Auction" status. The closing auction stops at 5:30 p.m. (CET). Orders can be placed up to 11:00 p.m. (CET) and again from 6:00 a.m. (CET) onwards on the following business day.

Members register incoming orders from their customers in their trading system. These orders are forwarded to the relevant trader and checked, or fed directly into the trading system by the trader. From here

they are submitted to the central exchange system of virt-x, which acknowledges receipt of the order, assigns a time stamp to it and verifies its formal correctness.

Depending on the type of transaction, the orders are also transmitted to data vendors (such as Reuters, Bloomberg and Telekurs). In the fully automated exchange system in use at virt-x, buy and sell orders are matched according to matching rules.

Regardless of their size or origin, incoming orders are executed in the order of price (first priority) and time received (second priority).

Transactions take place through the automatic matching of orders. Each valid order of at least one share is entered and listed according to its price. In general, orders placed at the best price (known as "market orders") are executed first followed by orders placed with a price limit (known as "limit orders"). If several orders are listed at the same price, they are executed in the order of the time they were entered.

Any transaction executed under the rules of virt-x must be reported. On order book executions are automatically reported by the trading system. There are separate provisions for the delayed reporting of certain qualifying trades. Individual elements of portfolio trades must be reported within one hour while block trades and enlarged risk trades must be reported when the business is substantially (80%) completed, or by 5:30 p.m. (CET) on the day of trade, unless the trade is agreed after 4:00 p.m. (CET), when the trade must be reported by 5:30 p.m. (CET) the following business day. Block trades and enlarged risk trades are subject to minimum trade size criteria. All other transactions must be reported within three minutes.

virt-x trades can be settled by CREST, SIS SegaInterSettle AG or Euroclear. Members may employ one, two or a combination of all three depositories to settle their virt-x transactions. Each depository maintains its unique service offering and facilitates settlements between each other by real time links. Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three days after the trade date. Where any settlement is due to take place on a day on which the central bank for the currency in which the transaction is conducted is closed, the settlement due date is adjusted to be the next "business" day after the currency holiday.

The traded prices of all securities are constantly monitored. As soon as the difference between two successive traded prices is greater than a specific predefined value, a brief trading suspension, called "stop trading," is automatically triggered. The triggering parameters and length of a stop trading differ according to the security.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes to those financial statements included elsewhere in this offering memorandum, as well as the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a complete discussion of our financial conditions and results of operations. The consolidated financial data as of and for the six months ended June 30, 2002 and 2001 are derived from our unaudited interim consolidated financial statements. The results of operations for the six months ended June 30, 2002 may only be partly indicative of the results that may be expected for the full year. The consolidated financial data as of and for the years ended December 31, 2001 and 2000 are extracted without material adjustment from our consolidated financial statements that have been audited by PricewaterhouseCoopers AG, independent accountants. The audited financial statements and unaudited interim financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IAS. The selected consolidated financial data may not contain all of the information that is important to you.

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions, Except Share Information)			
Income statement data:				
Revenues:				
Gross written premiums and policy fees	$ 20,727	$ 17,515	$ 34,764	$ 30,410
Net earned premiums and policy fees	$ 15,150	$ 13,239	$ 27,250	$ 24,760
Management fees and other related income	1,327	1,567	3,107	3,137
Net investment income and net realized/ unrealized capital gains	3,055	3,716	6,644	8,477
Gains on disposal of businesses	463	—	298	—
Other income	453	513	1,178	1,037
Total revenues	20,448	19,035	38,477	37,411
Benefits, losses and expenses:				
Total losses, loss adjustment expenses and insurance benefits	(14,478)	(11,071)	(24,853)	(21,218)
Total costs and expenses	(6,905)	(6,418)	(13,447)	(12,600)
Amortization of intangibles	(893)	(208)	(392)	(442)
Total benefits, losses and expenses	(22,276)	(17,697)	(38,692)	(34,260)
Operating (loss)/income	(1,828)	1,338	(215)	3,151
Income tax expense	(138)	(435)	(84)	(734)
Net (loss)/income before minority interests	$ (1,966)	$ 903	$ (299)	$ 2,417
Net (loss)/income	$ (2,029)	$ 861	$ (387)	$ 2,316
Basic earnings per share	$ (24.34)	$ 10.30	$ (4.63)	$ 27.41
Diluted earnings per share	$ (24.34)	$ 10.26	$ (4.63)	$ 27.27
Basic weighted average shares outstanding	83,347,402	83,556,311	83,562,446	84,507,537
Diluted weighted average shares outstanding	83,347,402	83,858,979	83,562,446	84,924,167

	As of June 30,		As of December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Balance sheet data:				
Assets				
Investments				
Fixed maturities	$ 90,616	$ 69,387	$ 69,732	$ 73,250
Equity securities	30,668	27,108	26,059	28,146
Investments held by investment companies	1,339	1,043	1,153	732
Investments in associates	897	902	833	1,181
Real estate held for investment	7,071	5,481	5,741	6,109
Mortgage loans	8,037	4,266	4,569	4,557
Policy holder collateral and other loans	6,822	3,045	5,746	3,335
Other investments	1,415	1,198	1,181	1,082
Short term investments	1,329	1,419	1,403	1,820
Cash and cash equivalents	7,740	8,102	7,231	5,267
Total investments	155,934	121,951	123,648	125,479
Other assets				
Insurance receivables	7,593	5,950	5,258	5,232
Reinsurance assets and deferred policy acquisition costs	30,896	24,049	27,696	23,106
Intangible assets	3,237	4,879	4,659	5,074
Other assets	19,240	15,764	15,493	16,670
Separate account (unit linked) assets	58,803	52,814	54,851	55,791
Total other assets	119,769	103,456	107,957	105,873
Total assets	$275,703	$225,407	$231,605	$231,352
Liabilities and shareholders' equity				
Liabilities				
Insurance reserves	$148,100	$109,520	$114,269	$112,338
Debt related to capital markets & banking and risk financing activities	7,293	5,726	6,381	3,659
Senior debt	2,943	4,287	3,187	4,270
Subordinated debt	1,500	1,531	1,500	1,531
Other liabilities	38,102	28,670	29,643	29,025
Separate account (unit linked) liabilities	60,357	53,913	55,905	57,243
Total liabilities	258,295	203,647	210,885	208,066
Minority interests	2,535	2,480	2,978	2,621
Shareholders' equity				
Preferred securities	1,096	1,096	1,096	—
Common stockholders' equity	13,777	18,184	16,646	20,665
Total shareholders' equity	14,873	19,280	17,742	20,665
Total liabilities and shareholders' equity	$275,703	$225,407	$231,605	$231,352

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Other data:				
Non-life insurance combined ratio	119.7%	105.6%	111.0%	104.2%
Non-life insurance combined ratio, before special provisions[1]	103.3%	105.6%	111.0%	104.2%
Total owned and managed premium volume:				
Owned:				
Non-life insurance gross written premiums and policy fees	$14,933	$11,444	$23,345	$19,290
Life insurance gross written premiums and policy fees	4,996	4,331	7,828	7,462
Life investment product deposits collected from policyholders	4,361	4,545	10,043	8,834
Life insurance total premium volume	9,357	8,876	17,871	16,296
Reinsurance gross written premiums and policy fees	376	1,376	2,986	2,641
Capital Markets & Banking gross written premiums and policy fees	1	15	21	47
Centre gross written premiums and policy fees	784	691	1,187	1,370
Corporate gross written premiums and policy fees	369	130	268	360
Total gross written premiums, policy fees and insurance deposits before eliminations	25,820	22,532	45,678	40,004
Inter-segment eliminations	(732)	(472)	(871)	(760)
Total owned premium volume	25,088	22,060	44,807	39,244
Managed:				
Farmers P&C Group Companies gross written premiums	6,866	6,296	12,762	11,800
Gross written premiums ceded by Farmers P&C Group Companies to Group affiliates[2]	(700)	(625)	(1,375)	(1,000)
Total owned and managed premium volume	$31,254	$27,731	$56,194	$50,044

(1) In the first half of 2002, we incurred special provisions of $1.5 billion on an after tax basis ($1.7 billion on a pre-tax basis) in our Non-Life Insurance segment. For a discussion of these special provisions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Material Items Affecting our Results of Operations—Special Provisions."

(2) Included in "Farmers P&C Group Companies gross written premiums" are premiums that are ceded to Group companies and therefore are also included in "Non-life insurance gross written premiums and policy fees." In order to avoid double counting, these premiums have been eliminated in calculating our total owned and managed premium volume for the periods presented. These premiums ceded to Group companies were as follows:

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Non-Life Insurance—North America Consumer	$100	$300	$ 400	$1,000
Non-Life Insurance—Other	600	325	975	—
Total	$700	$625	$1,375	$1,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with IAS. IAS does not contain guidelines governing the accounting treatment of transactions which are specific to insurance products. In such cases, as envisioned in the IAS framework, the provisions embodied in U.S. GAAP have been applied. Unless we note otherwise, financial statement amounts set forth in this offering memorandum are presented on this basis. You should read the information under "Forward-Looking Statements" for information about our presentation of forward-looking information.

The rules of the SWX Swiss Exchange require the disclosure of our financial statements for the years ended December 31, 2001, 2000 and 1999. These have been provided in this offering memorandum in addition to our unaudited interim financial statements for the six months ended June 30, 2002 and 2001. In our 2001 financial statements, we changed our segmentation from five business segments to eight business segments to better reflect our current business. As a consequence, we also revised our 2000 financial statements for comparative purposes. However, our 1999 financial statements have not been revised and, therefore, are not comparable to the new segmentation basis presented in our 2001 financial statements. We have not revised our 1999 financial statements as our business has changed significantly from that time and therefore the comparison would not be a valid one. As a consequence, no analysis of the change in our results from 1999 to 2000 has been made in this offering memorandum.

Overview

We are an insurance-based financial services provider with an international network that focuses on chosen markets. Our core markets are the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. Our core businesses are non-life and life insurance. Capital will be allocated to core businesses and core markets in support of achieving a business operating return on equity after tax of 12% in the medium term. Non-core businesses or non-core markets will receive capital only to the extent that they are capable of exceeding this hurdle rate.

With total revenues of $38.5 billion in 2001, Zurich Financial Services ranked in the top 10 of publicly traded insurers in the world. Our total owned and managed premium volume was $56.2 billion in 2001. Our 2001 revenues and total owned and managed premium volume included the premiums of the former Zurich Re, which was divested by way of an initial public offering in December 2001. In addition, our total owned and managed premium volume included life insurance deposits and premiums of the Farmers P&C Group Companies, which we provide management services to but do not own. In the first half of 2002, we reported $20.4 billion of revenues, while the total volume of owned and managed premiums was $31.3 billion, including life insurance deposits and premiums of the Farmers P&C Group Companies. In recent years, earnings growth has lagged behind strong revenue growth. We are committed, however, to improve our net results through solid processes, disciplined leadership and rigorous financial and operational performance management.

We currently offer our customers primarily non-life and life insurance products, including asset accumulation solutions such as annuities, unit linked life insurance and savings products. Our manufacturing capacity is focused on insurance products, but we also distribute non-insurance products, such as mutual funds, mortgages and other banking products, from carefully selected third party providers. In addition, we provide innovative risk financing and capital enhancing solutions. Our customers include individuals, public sector institutions, small and medium-sized businesses as well as large and multinational corporations.

Our core markets as described above accounted for approximately 81% of our gross written premiums and policy fees in the first six months of 2002 and approximately 79% of our gross written premiums and policy fees in 2001. Our market shares in these regions are significant. We are recognized in these markets as an industry leader, capable of providing innovative solutions.

We report our results through eight segments. The first three of these (along with our Corporate segment) constitute our core operations and functions. They are:

- Non-Life Insurance, in which we write substantially all lines of personal and commercial property and casualty business.
- Life Insurance, in which we offer a broad line of life insurance, annuity and investment-type policies to individuals and groups.

- Farmers Management Services, through which the Farmers Management Company provides non-claims related management services to the Farmers P&C Group Companies. The Group has no ownership interest in the Farmers P&C Group Companies. The Farmers Management Company receives a fee for services which is based on the gross earned premiums of the Farmers P&C Group Companies but otherwise is not directly affected by the underwriting results of the Farmers P&C Group Companies.

Our other segments consist of:

- Asset Management, in which we provide diversified financial services, such as institutional funds management, retail mutual funds and other related services to third parties and Group companies. In April 2002, we sold Zurich Scudder Investments to Deutsche Bank; and in May 2002 we sold our asset management operations in Italy and Germany to Deutsche Bank. Our Asset Management segment currently consists principally of the Threadneedle operations in the United Kingdom.
- Capital Markets & Banking, which consists of Zurich Capital Markets, the largest operation in this segment, and other businesses engaged in retail and investment banking and capital markets activities.
- Centre, in which we target corporate customers and primarily provide reinsurance and innovative risk-financing solutions.
- Reinsurance - discontinued, which reflects the results of our former reinsurance subsidiary, Converium, up to the date of its IPO in December 2001, and subsequently, the results of the run-off of existing liabilities that we retained and that were not transferred to Converium.
- Corporate, which includes our Group holding and financing companies, Group Head Office operations and alternative investments, that were previously allocated to our Non-Life Insurance segment. This segment also includes some Group internal reinsurance operations that are not attributable to a specific segment but are managed on a global basis.

Of these industry segments, we also report the results of our Non-Life Insurance and Life Insurance operations along the following regional lines:

- North America Corporate
- North America Consumer
- Continental Europe
- United Kingdom, Ireland and Southern Africa ("UKISA")
- Rest of the World
- Other

Farmers Management Services only operates in the United States. Our Asset Management, Capital Markets & Banking, Centre, Reinsurance - discontinued and Corporate segments are globally managed.

We derive our revenues principally from:

- premiums and policy fees from our Non-Life Insurance and Life Insurance segments
- investment income and investment gains from our portfolio of investment assets
- management fees based primarily on the gross earned premiums of the Farmers P&C Group Companies
- capital markets and banking fees
- asset management fees

Our benefits, losses and expenses principally consist of:

- losses, loss adjustment expenses and insurance benefits, which include:
  - non-life insurance losses and loss adjustment expenses
  - death and other life insurance claims and benefits payable to policyholders
  - bonuses and profit participations due to policyholders

- costs and expenses, which include:
  - operating and administrative costs
  - policy acquisition costs, which include marketing expenses, administrative costs and commissions to our sales representatives
  - interest expense
  - compensation expenses for share option plans and share programs
  - income taxes

Our profitability depends, to a large extent, on our product pricing, the quality of our underwriting, the level of incurred losses and policyholder benefits, our ability to earn appropriate spreads between earned investment results and the investment returns credited to policyholders, the amount of assets we have under management and our ability to manage our costs including financing costs.

Critical Factors Affecting Results

Our businesses have certain characteristics that affect how we report our results. The most significant are set out below. In addition, see "—Embedded Value of Life Insurance Operations" for a discussion of the embedded value results of our life insurance businesses.

Total Owned and Managed Premium Volume

We regard total owned and managed premium volume as a leading indicator of our business performance. Total owned and managed premium volume includes:

- reported gross written premiums and policy fees
- life insurance premiums accounted for as insurance deposits rather than as revenues
- the gross written premiums of the Farmers P&C Group Companies, which we provide management services to but do not own, and which premiums we do not recognize in our financial statements

Gross written premiums and policy fees together with life insurance deposits are measures of the volume of business in our life insurance operations. In our life insurance business, we sell products that generate gross written premiums as well as products that generate deposits. Sales of asset accumulation products, such as variable and fixed annuities and different forms of variable and universal life insurance or unit linked products, are reported as life insurance deposits. Only the fees we charge on deposits are recorded as revenues. The relative levels of life insurance gross written premiums, policy fees and deposits depend on the mix of products sold and may change depending on a variety of factors, including interest rate levels, equity market returns and legal and regulatory developments.

Since we do not own the Farmers P&C Group Companies, we do not recognize their premiums as revenues in our financial statements. However, we include the gross written premiums of the Farmers P&C Group Companies in our total owned and managed premium volume because the management fees earned by our Farmers Management Services segment are based on the gross earned premiums of the Farmers P&C Group Companies and because the Farmers P&C Group Companies' premiums are an important indicator of the volume of non-life insurance business that we provide management services to in the United States. We also regard the Farmers P&C Group Companies' customers as an important potential customer base for our life insurance and asset accumulation products.

Losses and Loss Reserves

We are required by applicable insurance laws and regulations as well as IAS to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life insurance products. Reserves are based on estimates of future payments to settle such claims, including legal and other expenses. Such estimates are made on the basis of the facts available at the time the reserve is established and using established actuarial methodologies. The calculation of reserves is subject to assumptions reflecting, among other things, economic factors such as inflation rates, as well as legal and regulatory developments, which can change over time. We continually review and update the methods and assumptions used to determine such estimates and establish the resulting reserves. We record any such reserve adjustments in current income. See "Business—Non-Life Insurance Loss and Loss Adjustment Expense Reserves."

Life Insurance Benefits and Reserves

Reserves for future benefits to life insurance policyholders are based on actuarial assumptions such as mortality, persistency, expenses and investment returns. We review and update these assumptions on a regular basis for new investment-linked and universal life insurance business and update them for existing traditional business when a deficiency occurs, which may result in additional charges.

Participating life insurance policies, also known as with-profits policies in the United Kingdom and Australia, entitle the policyholder to participate in the profits attributable to these policies in the form of policyholder dividends or bonuses. Consequently, we allocate a significant portion of our earnings on investments to these policyholders in accordance with the terms of the policies, market practice and regulatory requirements that may change over time.

We offer products in the United States, United Kingdom and Switzerland with various types of guarantees. The U.S. product guarantees a minimum account value that is available for annualization at the end of the accumulation phase. The U.K. product provides a guaranteed rate on conversion of a lump sum to an annuity. The Swiss product provides guarantees during both the accumulation and payout phases. Reserves for the guarantees on the U.S. and U.K. products are not recorded due to the guarantee only being effective upon completion of the payout phase and there being no certainty that a policy will reach the payout phase. However, our reserves reflect guarantees on the Swiss product due to the guarantee being applicable during the accumulation and payout phases.

Deferred Acquisition Costs—Life Insurance Segment

We recognize the costs of acquiring new business, including commissions, as well as underwriting, marketing and other costs directly related to the production of business, as an expense over the period in which the premiums or profits from the policy are earned. We capitalize acquisition costs not yet expensed as deferred assets and amortize them over the period that we expect underlying insurance policies to remain on our books. We review this periodically to ensure that it is recoverable. To the extent that it is not, we write it off against income.

The table below presents the change in the balance of deferred acquisition costs in our life insurance segment from January 1, 2001 to June 30, 2002.

	$ in Millions
Balance as of January 1, 2001	7,737
Acquisition costs deferred	804
Amortization charged to income	(432)
Gains/losses on investments	7
Additions	—
Disposals	—
Increase due to currency translation	(229)
Balance as of January 1, 2002	7,887
Acquisition costs deferred	210
Amortization charged to income	(372)
Gains/losses on investments	131
Additions	485
Disposals	(54)
Increase due to currency translation	405
Balance as of June 30, 2002	$8,692

Exchange Rate Fluctuations

We publish our consolidated financial statements in U.S. dollars. A large portion of our consolidated revenues and expenses are denominated in currencies other than U.S. dollars, primarily Swiss francs, euros and British pounds. Fluctuations in the exchange rates used to translate these currencies into U.S. dollars have had, and will continue to have, an impact on our reported results. We seek to mitigate this impact by investing in assets denominated in the same currencies as the liabilities they support.

In preparing our consolidated financial statements, we translate assets and liabilities expressed in currencies other than U.S. dollars at end-of-period exchange rates while we translate expenses and revenues at

average exchange rates for the period. See note 3 to our unaudited interim consolidated financial statements for the six months ended June 30, 2002 and note 5 to our consolidated financial statements for the year ended December 31, 2001 for the rates of exchange into U.S. dollars used in translating amounts in our consolidated financial statements.

Industry Conditions

A variety of factors continue to affect the results and outlook for the non-life insurance, life insurance and asset management industries, including:

- fluctuations in interest rates and other changes in the economic environment that affect market prices of investments and the returns on those investments as well as the attractiveness of some of our products
- premium rate changes that affect the non-life insurance industry
- the frequency, severity and development of insured loss events
- changes in demographics, particularly the aging of the population
- the regulatory and legislative environment

Equity Market and Interest Rate Fluctuations

Investment returns are an important part of our overall profitability. Investment markets benefited in the last ten years from strong economic growth, low inflation rates and strong stock market growth in our major markets. In 2001, however, our net investment income and net realized capital gains declined $2.1 billion, or 24%, compared with 2000.

We have been reducing our equities exposure and our allocation for equities in the first half of 2002. The aim is to reduce our exposure to equities for which our shareholders bear all or some of the risk to below 10% of our total investment portfolio. See "Business—Group Investments—Equity Securities" for a discussion of how we determine our shareholders' exposure to our equity portfolio. The majority of our equity portfolio is in developed markets with limited exposure to equity securities in emerging markets. The equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

The world-wide economic downturn dominated the development of global financial markets in 2001. During 2001, the S&P 500, DJ Euro Stoxx, FTSE 100 and SPI declined 12%, 20%, 14% and 22%, respectively. The S&P 500, DJ Euro Stoxx, FTSE 100 and SPI declined by 13%, 16%, 9% and 5%, respectively, during the first half of 2002. Since June 30, 2002, equity markets have continued to decline. No consolidated financial statements have been published since that date. We believe, however, that the impact of further equity market declines on our financial position has been partially mitigated by the appreciation of our fixed income portfolio and by the reduction in our equity exposure.

Under IAS, the Group's decision to make an impairment provision on an equity investment is based on an objective review of the issuer's current financial position and future prospects and an assessment of the probability that the current market price will recover to former levels. If the Group decides that an asset is impaired, the cumulative net loss previously recognized in equity is removed from equity and recognized in net income for the period. The decline in equity markets led to the Group recognizing pre-tax asset impairments of $838 million in 2001 and a decrease in our equity portfolio from $28.1 billion in 2000 to $26.1 billion in 2001. Equity markets continued to decline in the first half of 2002, and as a result we recognized pre-tax asset impairments on our equities of $249 million in the first half of 2002.

The Group monitors the market value adjustments of its investment portfolios on a regular basis. Impairment charges, if any, are recorded based on our accounting policies in the period that they occur. No interim consolidated financial statements have been published since June 30, 2002. However, based on the composition of our investment portfolios and their respective market values at September 30, 2002, management estimates that there would have been an additional impairment charge of up to $400 million for the period since June 30, 2002. The actual amount of the asset impairment will change at the end of the year, and this change could be material. The amount of any impairment at any balance sheet date depends upon the portfolio composition at such date. The amount of any impairment may be reduced by sales of investments which may result in realized losses in the relevant period. Because we carry our equity investments on our balance sheet at market value, impairment charges have no impact on shareholders' equity.

Fluctuations in interest rates and returns from equity markets also impact consumer behavior, especially in our life insurance and asset management businesses. Demand for fixed income products such as fixed-return pension products may decline when equity markets are performing well and generally will increase when equity markets are weak. Demand for equity-based investment products such as unit trusts and investment funds increase when equity markets are strong but generally will be lower when equity markets decline.

Revenues for our Life Insurance and Asset Management segments are directly related to the value of assets under management. Therefore, a decline in the investment markets could also adversely affect our revenues.

Non-Life Insurance Pricing Conditions

Historically, the non-life insurance industry has been cyclical, characterized by periods of price competition due to excess underwriting capacity, as well as periods where shortages of underwriting capacity have permitted more favorable price levels. In 2001 and 2002, pricing conditions continued to improve in most of our markets. The rate increases that started in 1999 and 2000 not only continued but also further increased.

Frequency, Severity and Development of Insured Loss Events

Our non-life insurance business generates operating results that may vary significantly from year to year depending on the occurrence of, and our exposure to, natural and other disasters, such as windstorms (including hurricanes and tornadoes), earthquakes, floods, fires, explosions and terrorism and other catastrophic events. The frequency and severity of these types of events are inherently unpredictable. Therefore, we have established risk management procedures, including the use of reinsurance, designed to manage our exposure to potentially significant fluctuations in our operating results due to natural and other disasters. See "Business—Risk Management—Natural Catastrophe Risk Management." In 2000, we suffered losses from natural catastrophes, in particular storms and flooding in the United Kingdom and Continental Europe, which have adversely impacted our results. In 2001, we suffered significant losses from the September 11th terrorist attacks directed at New York City and Washington D.C. in the United States. We were primarily exposed to claims in our U.S. direct non-life insurance and third-party assumed reinsurance business. Our pre-tax losses for the September 11th terrorist attacks totaled $807 million in 2001, which includes the indemnity we provided to Converium at the time of its IPO. See "Business—Material Contracts—Converium Agreements."

Changes in Demographics

Demographic studies suggest that in many of our life insurance markets there will continue to be growth over the next decade in the number of individuals who, we believe, will be most likely to purchase life insurance and asset accumulation products. We expect that an increase in the proportion of the population approaching retirement in developed markets will lead to increased demand for retirement-oriented life insurance and asset accumulation products in those markets. We believe that our distribution capabilities, the quality and diversity of our products and our management expertise in many of these markets position our businesses to benefit from these demographic developments.

Regulatory, Legislative and Judicial Environment

Our businesses are subject to complex and detailed regulation in substantially all of the jurisdictions in which we operate. Regulation includes compliance with applicable laws covering pricing, product design, selling practices, operating and reporting requirements, monitoring of solvency and reserves and asset valuation.

Regulation, and the actions of regulators, can affect how we set prices, structure and market products and interact with our customers.

Changes in particular in government policy, taxation or other laws also may affect our results of operations. These include possible changes in the tax treatment of financial products and the government provision of social benefits such as pensions. Additionally, in a number of other European markets, retirement, medical and other social benefits previously provided by national governments have been, or are expected in the coming years to be, curtailed or limited. We believe that this may offer us significant opportunities to provide benefits previously provided by such governments.

In addition, political, judicial and legislative developments could broaden the intent and scope of coverage of existing policies or increase the amount of damages to be paid, resulting in additional liability and costs for insurers. For example, asbestos, environmental and mold claims in the United States have been, and will continue to be, significantly influenced by the results of court cases and Congressional acts such as the Superfund legislation. The judicial environment may also impact other litigation. See "Business—Legal Proceedings."

For a discussion of the material regulations affecting our operations, see "Regulation."

Material Items Affecting our Results of Operations

Since January 1, 2000, we have implemented certain accounting changes and completed the following significant acquisitions and disposals, all of which have affected our results.

Special Provisions

During the half year ended June 30, 2002, the Group undertook a detailed examination of its strategy and operations which resulted in decisions to record charges aggregating approximately $3.0 billion pre-tax ($2.7 billion after tax) in the period. These special provisions include charges for reserve strengthening, for goodwill impairments, and for a write off of discontinued E-business and other assets. There were no similar significant items in the corresponding period for 2001.

The income tax benefit associated with the special provisions was reduced by provisions for goodwill, which are not tax deductible, and for provisions taken in low tax jurisdictions.

The following table presents the distribution of these special provisions by segment on an after tax basis.

	Charges for Reserve Strengthening	Charges for Goodwill Impairments	Charges for E-Business and Other Assets	Total Special Provisions
		($ in Millions)		
Non-Life Insurance	$(1,389)	$(108)	$ —	$(1,497)
Life Insurance	—	(558)	—	(558)
Asset Management	—	—	—	—
Farmers Management Services	—	—	—	—
Capital Markets & Banking	—	—	—	—
Centre	—	—	—	—
Reinsurance - discontinued	(254)	—	—	(254)
Corporate	(115)	(61)	(227)	(403)
Total	$(1,758)	$(727)	$(227)	$(2,712)

Events Impacting Non-Life Insurance and Reinsurance Reserves

During the six months ended June 30, 2002, the year ended December 31, 2001 and the year ended December 31, 2000, certain events occurred which affected our non-life insurance and reinsurance reserves, and which in turn significantly impacted our results for the period.

During the first half of 2002:

- The Group performed non-life insurance and reinsurance reserve reviews, utilizing data derived from recent experience and other data and considered the results of an independent actuarial study which was completed in August 2002. As a result of these reviews, a charge of approximately $1.8 billion after tax (approximately $2.0 billion pre-tax), which is equivalent to 8% of our net reserves as of December 31, 2001, was recorded relating to adverse developments of risks insured in prior years, particularly for asbestos claims and in the United States for casualty specialty lines, as well as general liability, automobile and workers' compensation lines. The charge also reflected the effects of the changing risk profile of the Group following the Converium spin-off and the increasing focus on our core markets. See "Business—Non-Life Insurance Loss and Loss Adjustment Expense Reserves" for a discussion of these reserve increases.

During 2001:

- We incurred pre-tax losses of $807 million ($706 million after tax) from the September 11th terrorist attacks in the United States.

- Other reserves movements in 2001 included:
  - adverse developments in North America Corporate of $115 million;
  - the acquisition of Neckura in Germany, adding $64 million of reserves; and
  - additional reserves of $117 million for two judicial rulings in the United Kingdom. The first ruling reduced the Odgen discount rate for personal injury claims. The second ruling allows a "no win, no fee" basis for the provision of legal services. As a result, the amount and number of claims in the United Kingdom has risen.
- The results of our third party assumed reinsurance operations, which have been disposed, deteriorated in 2001.

During 2000:

- Loss and loss adjustment expenses in our Reinsurance - discontinued segment increased by $333 million before tax as a result of deterioration in the North American non-life insurance treaty book of business and losses from London reinsurance market finite risk reinsurance treaties.
- In our Non-Life Insurance segment, we commuted a significant transaction with an unrelated counterparty in the London reinsurance market and, in our Reinsurance - discontinued segment, we commuted a significant transaction with an unrelated U.K. financial services group, in each case to take advantage of what we believed were favorable market conditions. The commutation in our Non-Life Insurance segment related to U.S. long-tail asbestos, pollution and health hazard business and liability risks and the commutation in our Reinsurance - discontinued segment related to U.K. domestic mortgage risks. Collectively, these commutations resulted in a gain of $183 million, which resulted primarily from the release of loss reserves, which were no longer required to meet the original, now commuted, liabilities. Under these commutation arrangements, we have been released from our prior contractual risks and responsibilities for the original insurance or reinsurance contracts in exchange for the payment of premiums. There were no other compensation arrangements under these commutations.
- The annual review of our overall non-life insurance loss reserves revealed that the accumulation of reserves established by our operating units did not take account of the effects of diversification of risk across the overall portfolio of the Group, and as such we reduced our reserves by $350 million before tax.

Charge for Goodwill Impairments

In the first half of 2002, we determined that the carrying values of goodwill associated with certain business acquisitions will not be fully recoverable due to lower than expected future cash flows from the businesses. As a result, we have recorded a charge of $702 million pre-tax ($727 million after tax) in the first half of 2002. This charge includes after tax write-offs of goodwill for our Zurich Kemper insurance business of $462 million, the Deutscher Herold life insurance business of $157 million, a joint venture with General Electric entered into in July 2000 regarding a warranty program of General Electric of $83 million and other North American non-life insurance business of $25 million.

Charge for E-Business and Other Assets

Costs of systems purchased from outside vendors and developed internally are deferred and amortized over the expected periods benefited up to five years. Based on analyses undertaken in the first half of 2002, we have determined that costs amounting to $238 million pre-tax ($227 million after tax) should be written off. These costs are related to certain E-business initiatives that have been discontinued and to other assets that have a reduced continuing value.

Operational Improvement Program

In September 2002, we announced a major strategic operational improvement program. This program includes repositioning our focus on key markets and segments, exiting non-key business and the initiation of a Group-wide program to improve operational efficiencies and increase profitability. See "Business—Strategy." In connection with this operational improvement program, costs of up to approximately $500 million after tax are expected to be reflected as a charge in the second half of 2002.

Significant Acquisitions or Disposals of Businesses

In December 2001, we divested the third-party reinsurance business of Converium (formerly known as Zurich Re). We disposed of Converium by way of an IPO. Our total profit on disposal, after costs related to the sale, amounted to $298 million. See "Business—Material Contracts—Converium Agreements."

In April 2002, we sold 100% of Zurich Scudder Investments, Inc., after buying out all minority interests for $2.5 billion to Deutsche Bank. The Threadneedle businesses were retained by the Group. See "Business—Material Contracts—Deutsche Bank Agreements." In addition, in May 2002 the Group sold to Deutsche Bank its asset management businesses in Italy and Germany.

In April 2002, we acquired from Deutsche Bank 76.429% of Deutscher Herold Aktiengesellschaft (formerly known as Versicherungsholding der Deutschen Bank AG), which includes the Deutscher Herold Group as well as Bonnfinanz and Deutsche Gesellschaft für Vermögensberatung. See "Business—Material Contracts—Deutsche Bank Agreements." In addition, in May 2002, we acquired Deutsche Bank's life insurance operations in Italy, Spain and Portugal. The purchase price for these acquisitions from Deutsche Bank totaled €1.3 billion (or $1.3 billion as of June 30, 2002).

In connection with the above-mentioned acquisitions, the Group and Deutsche Bank entered into cooperation agreements in respect of a number of European countries to offer their respective products through each other's existing distribution networks.

Presentation of Tax Attributable to U.K. Life Insurance Policyholder Earnings

Taxes paid by U.K. life insurance companies in respect of life insurance business are based on investment income less allowable expenses with the overriding requirement that the company cannot have less profits than would have been the case if the company had been treated as a trading company. The tax attributable to trade is charged at the normal U.K. corporation tax rate. There is also a policyholder tax charge which reflects the investment income and realized gains and losses attributable to the policyholders. To the extent that these taxes exceed the amount that would have been payable in respect of our shareholders' share of taxable profits, it is normal practice for U.K. life insurance companies to recover this tax from policyholders. While we have the contractual right to charge policyholders for the taxes attributable to their share of investment income less expenses, the obligation to pay such taxes rests with us and, therefore, we account for the full amount of such taxes, including the amount attributable to policyholders, as income tax expense.

Additionally, we include in income tax expense the deferred taxes on unrealized gains recorded in policyholders' separate accounts. As these taxes are recovered through charges to the policyholders' separate accounts, we accrue these charges in the form of policy fees at the same time.

Premiums and policy fees include amounts charged to policyholders for those taxes which are recoverable from them. Taxes payable to the U.K. tax authorities are charged as a tax expense. When investment performance increases, the related tax charge is generally higher as is the corresponding recovery from policyholders recorded in premiums and policy fees and in policyholder dividends. When investment performance deteriorates, the opposite effect generally occurs.

The amount recorded in tax expense was a tax recovery of $137 million for the first half of 2002, $296 million for 2001 and $167 million for 2000. The tax recovery in 2001 and 2000 was caused by the generally weak performance of the stock markets.

Presentation of Results and Business Operating Profit

The following tables and analysis of the Group's results are presented prior to inter-segment and inter-region eliminations.

As part of our assessment of how we manage our business and how we report our progress internally, we intend to use the measure of business operating profit. Business operating profit is not a substitute for net income determined in accordance with IAS.

Business operating profit is defined as the Group's IAS net income or loss before (i) significant items attributable to special circumstances including the reserve strengthening in the first half of 2002, goodwill impairments and software write-offs, and gains and/or losses on disposals, (ii) taxes, including U.K. life policyholder tax credits, (iii) realized and unrealized capital gains and/or losses on investments, with the exception of those gains and/or losses related to Zurich Capital Markets for the six months ended June 30, 2002 and 2001 and to the Capital Markets & Banking segment for the years ended December 31, 2001 and

2000 and (iv) the allocation as estimated by management of those unrealized and realized gains and/or losses within (iii) to policyholders on investments relating to life insurance policies.

The Group measures its performance against a target business operating return on equity after tax of 12% over the medium term. As the term indicates, this measure is based on business operating profit as defined above, after a subtraction of notional tax at relevant statutory tax rates, over average IAS shareholders' equity for the period.

Consolidated Results of Operations for the Six Months Ended June 30, 2002 and 2001

The table below presents our total owned and managed premium volume for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Owned:		
Non-life insurance gross written premiums and policy fees	$14,933	$11,444
Life insurance gross written premiums and policy fees	4,996	4,331
Life insurance deposits	4,361	4,545
Life insurance total premium volume	9,357	8,876
Reinsurance - discontinued gross written premiums and policy fees	376	1,376
Capital Markets & Banking gross written premiums and policy fees	1	15
Centre gross written premiums and policy fees	784	691
Corporate gross written premiums and policy fees	369	130
Total gross written premiums, policy fees and insurance deposits before eliminations	25,820	22,532
Intersegment eliminations	(732)	(472)
Total owned premium volume	25,088	22,060
Managed:		
Farmers P&C Group Companies gross written premiums	6,866	6,296
Gross written premiums ceded by Farmers P&C Group Companies to Group affiliates[1]	(700)	(625)
Total owned and managed premium volume	$31,254	$27,731

(1) Included in "Farmers P&C Group Companies gross written premiums" are premiums that are ceded to Group companies and therefore are also included in "Non-life insurance gross written premiums and policy fees." In order to avoid double counting, these premiums have been eliminated in calculating our total owned and managed premium volume for the periods presented. These premiums ceded to Group companies were as follows:

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Non-Life Insurance—North America Consumer	$100	$300
Non-Life Insurance—Other	600	325
Total	$700	$625

The table below presents summary consolidated income statement data for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 20,727	$ 17,515
Net earned premiums and policy fees	$ 15,150	$ 13,239
Management fees and other related income	1,327	1,567
Net investment income and net realized/unrealized capital gains(1)	3,055	3,716
Gain on disposal of businesses	463	—
Other income	453	513
Total revenues	20,448	19,035
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	(14,478)	(11,071)
Total costs and expenses	(6,905)	(6,418)
Amortization of intangibles	(893)	(208)
Total benefits, losses and expenses	(22,276)	(17,697)
Operating income	(1,828)	1,338
Income tax expense	(138)	(435)
Net (loss)/income before minority interests	(1,966)	903
Net (loss)/income applicable to minority interests	(63)	(42)
Net (loss)/income	$ (2,029)	$ 861
Business operating profit:(2)		
Net (loss)/income	$ (2,029)	$ 861
Less: special provisions and gains on disposals	(2,523)	—
Less: tax expense, adjusting for U.K. life insurance policyholder tax	(276)	(513)
Less: realized/unrealized capital gains	(121)	556
Less: realized/unrealized gains/losses allocated to policyholders	140	63
Less: realized/unrealized gains/losses relating to ZCM	(20)	(153)
Business operating profit	$ 771	$ 908

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Owned and Managed Premium Volume

Total owned and managed premium volume increased $3.6 billion, or 13%, from $27.7 billion for the six months ended June 30, 2001 to $31.3 billion for the six months ended June 30, 2002. Excluding the Farmers P&C Group Companies, total owned premium volume increased $3.0 billion, or 14%, from $22.1 billion for the six months ended June 30, 2001 to $25.1 billion for the six months ended June 30, 2002.

Gross written premiums and policy fees increased $3.2 billion, or 18%, from $17.5 billion for the six months ended June 30, 2001 to $20.7 billion for the six months ended June 30, 2002.

Our Non-Life Insurance segment's gross written premiums and policy fees increased $3.5 billion, or 30%, from $11.4 billion for the six months ended June 30, 2001 to $14.9 billion for the six months ended June 30, 2002. Within our Non-Life Insurance segment, North America Corporate, which serves our corporate customers in the United States and Canada, was our largest non-life insurance contributor, accounting for 46% of our total reported non-life insurance gross written premiums and policy fees for the six months ended June 30, 2002. The next largest non-life insurance contributors were our Continental Europe and UKISA regions which together accounted for 44% of our reported non-life insurance gross written premiums and policy fees for the six months ended June 30, 2002.

Our Life Insurance segment's gross written premiums and policy fees increased $665 million, or 15%, from $4.3 billion for the six months ended June 30, 2001 to $5.0 billion for the six months ended June 30, 2002. Within our Life Insurance segment, Continental Europe reported the largest increase of $772 million, or 32%, from $2.4 billion for the six months ended June 30, 2001 to $3.2 billion for the six months ended June 30, 2002, reflecting the acquisitions of Deutscher Herold Leben and the other former Deutsche Bank life insurance operations in the first half of 2002 as well as the Neckura acquisition in the second half of 2001. Excluding these acquisitions, Continental Europe's life insurance gross written premiums and policy fees increased $250 million, or 10%, in the first half of 2002. Life insurance premiums recorded as policyholder deposits decreased $184 million, or 4%, from $4.5 billion for the six months ended June 30, 2001 to $4.4 billion for the six months ended June 30, 2002.

Gross written premiums and policy fees for our Reinsurance - discontinued segment decreased $1.0 billion, or 73%, from $1.4 billion for the six months ended June 30, 2001 to $376 million for the six months ended June 30, 2002. In December 2001, the Group disposed of its holding of the share capital of Converium by way of an IPO on the SWX Swiss Exchange and the New York Stock Exchange. Our Reinsurance - discontinued segment's results for the first half of 2002 reflect the run-off of business retained by the Group and not transferred to Converium.

Our Centre segment's gross written premiums and policy fees increased $93 million, or 13%, from $691 million for the six months ended June 30, 2001 to $784 million for the six months ended June 30, 2002.

Lastly, our Corporate segment's gross written premiums and policy fees increased $239 million, or 184%, from $130 million for the six months ended June 30, 2001 to $369 million for the six months ended June 30, 2002.

Total Revenues

Total revenues increased $1.4 billion, or 7%, from $19.0 billion for the six months ended June 30, 2001 to $20.4 billion for the six months ended June 30, 2002. Total revenues in the first half of 2002 benefitted from a gain on the sale of Zurich Scudder Investments of $373 million after tax (or $456 million pre-tax).

Net earned premiums and policy fees increased $2.0 billion, or 14%, from $13.2 billion for the six months ended June 30, 2001 to $15.2 billion for the six months ended June 30, 2002. Although gross written premiums grew by 18% during the first six months of 2002, the timing of when these new policies were written, and the increased use of reinsurance, led to lower growth in net earned premiums than in gross written premiums. We evaluate regularly our reinsurance purchasing requirements and consequently the level of premiums retained may change from period to period.

Management fees and other related revenue from our Farmers Management Services, Capital Markets & Banking and Asset Management segments declined by $259 million, or 16%, from $1.6 billion for the six months ended June 30, 2001 to $1.4 billion for the six months ended June 30, 2002. Our Farmers Management Services segment reported an increase in management fees and other related revenue of $56 million, or 7%, from $829 million for the six months ended June 30, 2001 to $885 million for the six months ended June 30, 2002 while our Capital Markets & Banking and Asset Management segments reported decreases of 13% and 40%, respectively. In April 2002, we sold our Zurich Scudder Investment operations to Deutsche Bank and, in May 2002, we sold our asset management operations in Italy and Germany to Deutsche Bank. See "Business—Material Contracts—Deutsche Bank Agreements." Our Asset Management segment now consists primarily of our Threadneedle business in the United Kingdom.

Net investment income and net realized/unrealized capital gains decreased $661 million, or 18%, from $3.7 billion for the six months ended June 30, 2001 to $3.1 billion for the six months ended June 30, 2002. Net investment income increased $16 million, or 1%, to $3.2 billion for the six months ended June 30, 2002 while net realized capital gains declined $761 million during the same period. Excluding the acquisition of Deutsche Bank's insurance operations, net investment income declined $233 million, or 7%, to $2.9 billion for the first half of 2002. Included in the decline in net realized capital gains were investment impairment charges totaling $292 million. This was partially offset by a reduction in our unrealized losses of $84 million during the first six months of 2002 compared to the prior year's period.

Other income decreased by $60 million, or 12%, from $513 million for the six months ended June 30, 2001 to $453 million for the six months ended June 30, 2002. This decrease was mainly attributed to the Capital Markets & Banking and Corporate segments.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased $4.6 billion, or 26%, from $17.7 billion for the six months ended June 30, 2001 to $22.3 billion for the six months ended June 30, 2002.

Total losses, loss adjustment expenses and insurance benefits increased $3.4 billion, or 31%, from $11.1 billion for the six months ended June 30, 2001 to $14.5 billion for the six months ended June 30, 2002. This increase was primarily attributed to reserve strengthening of approximately $2.0 billion on a pre-tax basis. See "—Material Items Affecting our Results of Operations—Events Impacting Non-Life Insurance and Reinsurance Reserves."

Total costs and expenses increased $487 million, or 8%, from $6.4 billion for the six months ended June 30, 2001 to $6.9 billion for the six months ended June 30, 2002. In addition, amortization costs associated with intangible assets increased $685 million, or 329%, from $208 million for the six months ended June 30, 2001 to $893 million for the six months ended June 30, 2002. The increase in these expenses was due to asset impairments associated with goodwill and capitalized E-business and other asset costs. See "—Material Items Affecting our Results of Operations—Charge for Goodwill Impairments" and "—Material Items Affecting our Results of Operations—Charge for E-Business and Other Assets." These increases were partially offset by reduced costs and expenses in our Asset Management segment as a result of the sale of a significant portion of our asset management businesses to Deutsche Bank in April and May of 2002.

Net Income

Net income decreased $2.9 billion, or 336%, from net income of $861 million for the six months ended June 30, 2001 to a net loss of $2.0 billion for the six months ended June 30, 2002. Our Non-Life Insurance, Corporate and Reinsurance - discontinued segments reported the largest losses of $1.4 billion, $1.0 billion and $202 million, respectively. Our Asset Management and Farmers Management Services segments reported the largest net income of $394 million and $269 million, respectively. Net income prior to the special provisions decreased $178 million, or 21%, from $861 million for the six months ended June 30, 2001 to $683 million for the six months ended June 30, 2002.

Business operating profit decreased $137 million, or 15%, from $908 million for the six months ended June 30, 2001 to $771 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Results of Operations by Segment for the Six Months Ended June 30, 2002 and 2001

The table below presents our total revenues by segment for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$10,776	53%	$ 9,056	48%
Life Insurance	6,763	33	5,781	30
Asset Management	1,003	5	836	4
Farmers Management Services	915	4	889	5
Capital Markets & Banking	321	2	446	2
Centre	862	4	892	5
Reinsurance - discontinued	80	—	1,157	6
Corporate	229	1	369	2
Inter-segment eliminations(1)	(501)	(2)	(391)	(2)
Total	$20,448	100%	$19,035	100%

(1) "Inter-segment eliminations" represent the adjustments necessary to eliminate inter-segment transactions on consolidation. These have no effect on our net income.

The table below presents our net income by segment for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$(1,374)	67%	$ 429	50%
Life Insurance	(97)	5	411	48
Asset Management	394	(20)	(40)	(5)
Farmers Management Services	269	(13)	262	30
Capital Markets & Banking	(32)	2	66	8
Centre	22	(1)	112	13
Reinsurance - discontinued	(202)	10	5	1
Corporate	(1,009)	50	(384)	(45)
Total	$(2,029)	100%	$ 861	100%

The table below presents our business operating profit by segment for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$ 244	32%	$ 271	30%
Life Insurance	338	44	560	62
Asset Management	10	1	(87)	(10)
Farmers Management Services	445	58	408	45
Capital Markets & Banking	(48)	(6)	59	6
Centre	102	13	50	6
Reinsurance - discontinued	71	9	26	3
Corporate	(391)	(51)	(379)	(42)
Total	$ 771	100%	$ 908	100%

Non-Life Insurance

The table below presents information regarding our Non-Life Insurance segment's results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
Revenues:		
Gross written premiums and policy fees	$ 14,933	$11,444
Net earned premiums and policy fees	$ 9,742	$ 7,630
Net investment income and net realized/unrealized capital gains(1)	813	1,244
Other income	221	182
Total revenues	$ 10,776	$ 9,056
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(2)	$ (9,151)	$ (6,042)
Total costs and expenses(3)	(2,954)	(2,391)
Amortization of intangibles	(134)	(8)
Total benefits, losses and expenses	$(12,239)	$ (8,441)
Net (loss)/income	$ (1,374)	$ 429
Business operating profit:(4)		
Net (loss)/income	$ (1,374)	$ 429
Less: special provisions and gains on disposals	(1,710)	—
Less: tax expense	93	(181)
Less: realized/unrealized capital gains	(1)	339
Less: realized/unrealized gains/losses allocated to policyholders	—	—
Business operating profit	$ 244	$ 271
Other data:		
Net loss and loss adjustment expense ratio(2)	93.6%	78.8%
Net expense ratio(3)	25.8	26.4
Net policyholder dividend and participation in profit ratio(2)	0.3	0.4
Net combined ratio	119.7%	105.6%
Net loss and loss adjustment expense ratio, before special provisions(2)	77.2%	78.8%
Net combined ratio, before special provisions	103.3%	105.6%

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(3) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Our "Other" region in the Non-Life Insurance segment tables below includes our Group internal reinsurance operations, which are not attributable to a specific geographic region but are managed on a global basis. These operations assume business from Group entities as a part of our overall risk management strategy. Once the risk retention level for the Group has been decided upon, the excess risk is ceded to third parties.

The table below presents the distribution by geographic region of our Non-Life Insurance segment's gross written premiums and policy fees for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 6,823	46%	$ 5,179	45%
North America Consumer	100	1	300	3
Continental Europe	4,252	28	3,483	30
UKISA	2,297	15	1,866	16
Rest of the World	855	6	749	7
Other	606	4	(133)	(1)
Total	$14,933	100%	$11,444	100%

The table below presents the distribution by geographic region of our Non-Life Insurance segment's net (loss)/income for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ (325)	24%	$ 206	48%
North America Consumer	14	(1)	19	5
Continental Europe	(289)	21	180	42
UKISA	(41)	3	107	25
Rest of the World	(14)	1	6	1
Other	(719)	52	(89)	(21)
Total	$(1,374)	100%	$ 429	100%

The table below presents our non-life insurance combined ratio by geographic region for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,		
	2002		2001
	Before Special Provisions	After Special Provisions	
North America Corporate	97.4%	116.3%	104.5%
North America Consumer	97.6%	97.6%	97.5%
Continental Europe	105.5%	114.8%	104.2%
UKISA	103.5%	109.6%	105.8%
Rest of the World	104.4%	110.2%	106.1%
Other	117.7%	169.7%	129.5%
Total Non-Life Insurance	103.3%	119.7%	105.6%

Total Premium Volume

Our Non-Life Insurance segment's gross written premiums and policy fees increased $3.5 billion, or 30%, from $11.4 billion for the six months ended June 30, 2001 to $14.9 billion for the six months ended June 30, 2002. Gross written premiums and policy fees increased 32% in our North America Corporate region, 23% in our UKISA region, 22% in our Continental Europe region and 14% in our Rest of the World region. Substantially all of our non-life insurance activities benefited significantly from rate increases which caused most of this premium growth. In our North America Consumer region, gross written premiums and policy fees declined 67% as result of a change to the quota share reinsurance agreement with the Farmers P&C Group Companies. For a discussion of the quota share agreement with the Farmers P&C Group Companies, see "Business—Non-Life Insurance Operations—North America Consumer."

Total Revenues

Our Non-Life Insurance segment's total revenues increased $1.7 billion, or 19%, from $9.1 billion for the six months ended June 30, 2001 to $10.8 billion for the six months ended June 30, 2002.

Our Non-Life Insurance segment's net earned premiums and policy fees increased $2.1 billion, or 28%, from $7.6 billion for the six months ended June 30, 2001 to $9.7 billion for the six months ended June 30, 2002.

Net investment income and net realized/unrealized capital gains decreased $431 million, or 35%, from $1.2 billion for the six months ended June 30, 2001 to $813 million for the six months ended June 30, 2002. The largest declines in net investment income and net realized/unrealized capital gains occurred in our North America Corporate, Continental Europe and UKISA regions.

Other income increased $39 million, or 21%, from $182 million for the six months ended June 30, 2001 to $221 million for the six months ended June 30, 2002. The region with the largest increase in other income was North America Corporate.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our Non-Life Insurance segment increased $3.8 billion, or 45%, from $8.4 billion for the six months ended June 30, 2001 to $12.2 billion for the six months ended June 30, 2002. Our net combined ratio increased 14.1 percentage points from 105.6% for the six months ended June 30, 2001 to 119.7% after special provisions for the six months ended June 30, 2002, mainly due to $1.5 billion of charges on a pre-tax basis, consisting of $1.4 billion related to reserve strengthening and $108 million related to goodwill impairments. Our net combined ratio before special provisions for the first half of 2002 was 103.3%.

Total losses, loss adjustment expenses and insurance benefits increased $3.2 billion, or 51%, from $6.0 billion for the six months ended June 30, 2001 to $9.2 billion for the six months ended June 30, 2002. Regions which reported the largest increases in total losses, loss adjustment expenses and insurance benefits consisted of North America Corporate and Continental Europe. Our net loss and loss adjustment expense ratio deteriorated 14.8 points from 78.8% for the six months ended June 30, 2001 to 93.6% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio before special provisions for the first half of 2002 was 77.2%.

Total costs and expenses in our Non-Life Insurance segment increased $563 million, or 24%, from $2.4 billion for the six months ended June 30, 2001 to $3.0 billion for the six months ended June 30, 2002. Our net expense ratio declined 0.6 percentage point from 26.4% for the six months ended June 30, 2001 to 25.8% for the six months ended June 30, 2002.

Net (Loss)/Income

Net income for our Non-Life Insurance segment decreased $1.8 billion, or 420%, from net income of $429 million for the six months ended June 30, 2001 to a net loss of $1.4 billion for the six months ended June 30, 2002. Our Other, North America Corporate and Continental Europe regions reported the largest net losses of $719 million, $325 million and $289 million, respectively. Our Other region includes our Group internal reinsurance operations. This region recorded a net loss of $719 million for the six months ended June 30, 2002 compared to a net loss of $89 million for the same period in the prior year. This increase in net loss in our Other region was mainly due to a charge for reserve strengthening of $524 million, largely related to asbestos exposures, and losses related to reinsurance treaties with our North America Corporate region. Net income for our Non-Life Insurance segment prior to special provisions decreased $306 million, or 71%, from $429 million for the six months ended June 30, 2001 to $123 million for the six months ended June 30, 2002.

Business operating profit for our Non-Life Insurance segment decreased $27 million, or 10%, from $271 million for the six months ended June 30, 2001 to $244 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—North America Corporate

The table below presents information regarding the contribution of our operations in the North America Corporate region to our Non-Life Insurance segment's results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 6,823	$ 5,179
Net earned premiums and policy fees	$ 3,594	$ 2,797
Net investment income and net realized/unrealized capital gains	231	403
Other income	64	49
Total revenues	$ 3,889	$ 3,249
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(1)	$ (3,376)	$(2,221)
Total costs and expenses(2)	(872)	(789)
Amortization of intangibles	(113)	(4)
Total benefits, losses and expenses	$ (4,361)	$(3,014)
Net (loss)/income	$ (325)	$ 206
Business operating profit(3)	$ 327	$ 144
Other data:		
Net loss and loss adjustment expense ratio(1)	93.8%	79.2%
Net expense ratio(2)	22.4	25.1
Net policyholder dividend and participation in profit ratio(1)	0.1	0.2
Net combined ratio	116.3%	104.5%
Net loss and loss adjustment expense ratio, before special provisions(1)	74.9%	79.2%
Net combined ratio, before special provisions	97.4%	104.5%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees for our North America Corporate non-life insurance operations increased $1.6 billion, or 32%, from $5.2 billion for the six months ended June 30, 2001 to $6.8 billion for the six months ended June 30, 2002, due to rate increases experienced in the fourth quarter of 2001 and the first half of 2002. The average second quarter year-on-year rate increase in 2002 was approximately 30% (excluding our Corporate Solutions Business Unit). All Business Units within our North America Corporate region, with the exception of our Surety & Financial Enterprises Business Unit, experienced double digit rate increases in the first half of 2002. Business lines which experienced the largest premium growth included general liability ($501 million, or 34%, increase in direct written premiums and policy fees), fire and other property ($422 million, or 47%, increase in direct written premiums and policy fees) and automobile ($132 million, or 16%, increase in direct written premiums and policy fees).

Total Revenues

Total revenues for our North America Corporate non-life insurance operations increased $640 million, or 20%, from $3.2 billion for the six months ended June 30, 2001 to $3.9 billion for the six months ended June 30, 2002, driven by an increase in our net earned premiums, partially offset by a decline in net investment income and net realized/unrealized capital gains. Our net earned premiums increased $797 million,

or 28%, from $2.8 billion for the six months ended June 30, 2001 to $3.6 billion for the six months ended June 30, 2002. The rate of increase in our net earned premiums was in line with the increase in our gross written premiums and policy fees.

Net investment income and net realized/unrealized capital gains decreased $172 million, or 43%, from $403 million for the six months ended June 30, 2001 to $231 million for the six months ended June 30, 2002. Net investment income declined $51 million, or 16%, from $312 million for the six months ended June 30, 2001 to $261 million for the six months ended June 30, 2002. The reduction in net investment income compared to the prior year period was attributable to the impact of interest rate reductions in 2001 on the yields of our fixed income securities in the first half of 2002, only partially offset by an increase in average assets available for investment in the first half of 2002. Net realized capital gains declined $121 million, or 133%, from net realized capital gains of $91 million for the six months ended June 30, 2001 to a net realized capital loss of $30 million for the six months ended June 30, 2002, reflecting the impact of the slowdown in the U.S. economy on equity performance. In addition, net realized gains for the six months ended June 30, 2002 reflect a $37 million loss related to the sale of WorldCom bonds and $70 million of asset impairments.

Other income increased $15 million, or 31%, from $49 million for the six months ended June 30, 2001 to $64 million for the six months ended June 30, 2002.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our North America Corporate non-life insurance operations increased $1.4 billion, or 45%, from $3.0 billion for the six months ended June 30, 2001 to $4.4 billion for the six months ended June 30, 2002. Our North America Corporate net combined ratio deteriorated 11.8 percentage points from 104.5% for the six months ended June 30, 2001 to 116.3% after special provisions for the six months ended June 30, 2002. Our net combined ratio before special provisions for the first half of 2002 was 97.4%.

Our North America Corporate non-life insurance losses, loss adjustment expenses and insurance benefits increased $1.2 billion, or 52%, from $2.2 billion for the six months ended June 30, 2001 to $3.4 billion for the six months ended June 30, 2002 primarily reflecting $680 million of reserve strengthening for asbestos claims, directors' and officers' liability, medical malpractice, commercial automobile liability and other general liability lines of business. Losses, loss adjustment expenses and insurance benefits also increase due to additional claims costs associated with premium growth. As a result, the North America Corporate net loss and loss adjustment expense ratio deteriorated 14.6 percentage points from 79.2% for the six months ended June 30, 2001 to 93.8% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio before special provisions for the first half of 2002 was 74.9%.

Total costs and expenses increased $83 million, or 11%, from $789 million for the six months ended June 30, 2001 to $872 million for the six months ended June 30, 2002. This increase was primarily attributed to costs associated with premium growth. Although our expenses increased, our North America Corporate net expense ratio improved from 25.1% for the six months ended June 30, 2001 to 22.4% for the six months ended June 30, 2002 as a result of increased productivity.

Amortization expenses associated with intangible assets increased $109 million from $4 million for the six months ended June 30, 2001 to $113 million for the six months ended June 30, 2002 due to goodwill impairments totaling $108 million net of minority interest.

Net (Loss)/Income

Net income for our North America Corporate non-life insurance operations decreased $531 million, or 258%, from net income of $206 million for the six months ended June 30, 2001 to a net loss of $325 million for the six months ended June 30, 2002. Net income for our North America Corporate non-life insurance operations prior to the special provisions increased $44 million, or 21%, from $206 million for the six months ended June 30, 2001 to $250 million for the six months ended June 30, 2002.

Business operating profit for our North America Corporate non-life insurance operations increased $183 million, or 127%, from $144 million for the six months ended June 30, 2001 to $327 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—North America Consumer

The table below presents information regarding the contribution of our operations in the North America Consumer region to our Non-Life Insurance segment's results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 100	$ 300
Net earned premiums and policy fees	$ 100	$ 300
Net investment income and net realized/unrealized capital gains	17	21
Other income	—	—
Total revenues	$ 117	$ 321
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[1]	$ (67)	$(213)
Total costs and expenses[2]	(30)	(80)
Amortization of intangibles	—	—
Total benefits, losses and expenses	$ (97)	$(293)
Net income	$ 14	$ 19
Business operating profit[3]	$ 23	$ 25
Other data:		
Net loss and loss adjustment expense ratio[1]	67.4%	70.9%
Net expense ratio[2]	30.2	26.6
Net policyholder dividend and participation in profit ratio[1]	—	—
Net combined ratio	97.6%	97.5%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees for our North America Consumer non-life insurance operations decreased $200 million, or 67%, from $300 million for the six months ended June 30, 2001 to $100 million for the six months ended June 30, 2002. The reduction in gross written premiums is a result of a change to the quota share reinsurance agreement between Farmers Reinsurance Company ("Farmers Re") and the Farmers P&C Group Companies. Prior to April 1, 2001, Farmers Re assumed $1.0 billion of gross written premiums annually under a quota share reinsurance agreement with the Farmers P&C Group Companies. With effect from April 1, 2001, this agreement was cancelled and replaced by another similar agreement, under which Farmers Re assumes $200 million of gross written premiums annually, other Group companies assume $1.3 billion of gross written premiums annually and outside reinsurers assume $500 million of gross written premiums annually. For the six months ended June 30, 2002, our Group internal reinsurance operations, which are reported in the Other region of our Non-Life Insurance segment, assumed $600 million of gross written premiums under this quota share treaty.

Total Revenues

Total revenues for our North America Consumer non-life insurance operations decreased $204 million, or 64%, from $321 million for the six months ended June 30, 2001 to $117 million for the six months ended June 30, 2002 due mainly to the change in the quota share arrangement mentioned above.

Net earned premiums and policy fees declined $200 million, or 67%, from $300 million for the six months ended June 30, 2001 to $100 million for the six months ended June 30, 2002. This decrease was in

line with the reduction of gross written premiums and policy fees. Net investment income and net realized/unrealized capital gains decreased $4 million, or 19%, from $21 million for the six months ended June 30, 2001 to $17 million for the six months ended June 30, 2002 reflecting an asset impairment charge taken in the first half of 2002 of $4 million.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses for our North America Consumer non-life insurance operations decreased $196 million, or 67%, from $293 million for the six months ended June 30, 2001 to $97 million for the six months ended June 30, 2002 due to the change in the quota share reinsurance arrangement mentioned above. As a result of the reduced exposure under the new treaty, the non-life insurance losses, loss adjustment expenses and insurance benefits declined $146 million, or 69%, from $213 million for the six months ended June 30, 2001 to $67 million for the six months ended 2002. Our North America Consumer net combined ratio remained virtually unchanged at 97.6% for the six months ended June 30, 2002 compared to 97.5% for the six months ended June 30, 2001. In addition, our North America Consumer net loss and loss adjustment expense ratio improved 3.5 percentage points from 70.9% for the six months ended June 30, 2001 to 67.4% for the six months ended June 30, 2002, primarily as a result of the change in the quota share reinsurance arrangement mentioned above.

Total costs and expenses decreased $50 million, or 63%, from $80 million for the six months ended June 30, 2001 to $30 million for the six months ended June 30, 2002, also due to improved underwriting results in the Farmers P&C Group Companies' lines of business which were ceded through the quota share agreement. However, our North America Consumer non-life insurance net expense ratio deteriorated 3.6 percentage points from 26.6% for the six months ended June 30, 2001 to 30.2% for the six months ended June 30, 2002 reflecting the lower reinsurance commissions earned as a result of the change in the quota share agreement.

Net Income

Net income for our North America Consumer non-life insurance operations decreased $5 million, or 26%, from $19 million for the six months ended June 30, 2001 to $14 million for the six months ended June 30, 2002 reflecting asset impairment charges as well as reduced income due to the new quota share agreement.

Business operating profit for our North America Consumer non-life insurance operations decreased $2 million, or 8%, from $25 million for the six months ended June 30, 2001 to $23 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—Continental Europe

The table below presents information regarding the contribution of our operations in the Continental Europe region to our Non-Life Insurance segment's results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 4,252	$ 3,483
Net earned premiums and policy fees	$ 2,898	$ 2,375
Net investment income and net realized/unrealized capital gains	293	431
Other income	34	29
Total revenues	$ 3,225	$ 2,835
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[1]	$(2,541)	$(1,818)
Total costs and expenses[2]	(919)	(728)
Amortization of intangibles	(18)	(3)
Total benefits, losses and expenses	$(3,478)	$(2,549)
Net (loss)/income	$ (289)	$ 180
Business operating profit[3]	$ 23	$ 206
Other data		
Net loss and loss adjustment expense ratio[1]	86.7%	75.4%
Net expense ratio[2]	27.1	27.6
Net policyholder dividend and participation in profit ratio[1]	1.0	1.2
Net combined ratio	114.8%	104.2%
Net loss and loss adjustment expense ratio, before special provisions[2]	77.4%	75.4%
Net combined ratio, before special provisions	105.5%	104.2%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees as well as the net income for our non-life insurance operations in Switzerland, Germany, Italy and Spain for the six months ended June 30, 2002 and 2001 as well as for our new Continental Europe Corporate Unit ("CEC Unit") for the six months ended June 30, 2002. The CEC Unit was set up in January 2002 as a result of our restructuring and centralizing of our corporate business for international and larger national companies and underwrites corporate direct business in Switzerland and assumes corporate business from our Continental European operations. The table below is presented prior to inter-segment and inter-region eliminations.

	Gross Written Premiums and Policy Fees		Net Income	
	Six Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
	($ in Millions)			
Switzerland	$ 847	$1,089	$ (33)	$ 77
Germany	1,088	865	(218)	55
CEC Unit[1]	967	N/A	(11)	N/A
Italy	446	374	22	29
Spain	502	429	10	7

(1) CEC Unit includes $2 million of gross written premiums and policy fees ceded by Switzerland in the first half of 2002, $161 million ceded by Germany, $48 million ceded by Italy and $119 million ceded by Spain.

The table below presents the loss and loss adjustment expense ratio, expense ratio, policyholder dividend and participation in profit ratio and combined ratio after special provisions for our non-life insurance operations in Switzerland, Germany, Italy and Spain for the six months ended June 30, 2002 and 2001 as well as for our new CEC Unit for the six months ended June 30, 2002. The table below is presented prior to inter-segment and inter-region eliminations.

	Six Months Ended June 30, 2002				Six Months Ended June 30, 2001			
	Loss and Loss Adjustment Expense Ratio(1)	Expense Ratio(2)	Policyholder Dividend and Participation in Profit Ratio(1)	Combined Ratio	Loss and Loss Adjustment Expense Ratio(1)	Expense Ratio(2)	Policyholder Dividend and Participation in Profit Ratio(1)	Combined Ratio
Switzerland	87.7%	31.5%	2.8%	122.0%	75.5%	28.3%	3.6%	107.4%
Germany	105.2%	24.2%	0.1%	129.5%	72.3%	23.9%	0.1%	96.3%
CEC Unit	79.7%	25.9%	1.8%	107.4%	N/A	N/A	N/A	N/A
Italy	71.1%	24.3%	—	95.4%	70.6%	29.0%	—	99.6%
Spain	73.9%	26.9%	0.3%	101.1%	77.8%	25.3%	0.3%	103.4%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

The table below presents the loss and loss adjustment expense ratio and combined ratio before special provisions for our non-life insurance operations in Switzerland and Germany as well as for our new CEC Unit for the six months ended June 30, 2002. The table below is presented prior to inter-segment and inter-region eliminations.

	Before special provisions	
	Six Months Ended June 30, 2002	
	Loss and Loss Adjustment Expense Ratio(1)	Combined Ratio
Switzerland	78.7%	113.0%
Germany	77.2%	101.5%
CEC Unit	79.7%	107.4%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

Total Premium Volume

Gross written premiums and policy fees in our Continental Europe non-life insurance operations increased $768 million, or 22%, from $3.5 billion for the six months ended June 30, 2001 to $4.3 billion for the six months ended June 30, 2002. Continental Europe accounted for 28% of our reported non-life insurance premium volume. Switzerland and Germany were our two main markets in Continental Europe, accounting for 20% and 26%, respectively, of the segment's gross written premiums and policy fees for the six months ended June 30, 2002.

Gross written premiums and policy fees for our non-life insurance operations in Switzerland decreased $242 million, or 22% from $1.1 billion for the six months ended June 30, 2001 to $847 million for the six months ended June 30, 2002. This was primarily due to the transfer of the corporate business to the CEC Unit in 2002. Excluding this impact, gross written premiums and policy fees for the first half of 2002 increased slightly due to rate increases and new business in most of our business lines.

Gross written premiums and policy fees for our German non-life insurance operations increased $223 million, or 26%, from $865 million for the six months ended June 30, 2001 to $1.1 billion for the six months ended June 30, 2002. More than one-half of this increase was due to the acquisitions of the Neckura Group, which occurred in August 2001, and Deutsche Bank's non-life insurance operations in April 2002, with the remainder due to increases in rates in our automobile, commercial and industrial insurance lines.

Gross written premiums and policy fees for our new CEC Unit were $967 million at the end of June 30, 2002. Our CEC Unit started to write non-life insurance corporate business on January 1, 2002. Business is

written through our existing local units and ceded to our CEC Unit in Switzerland. This unit focuses on international and larger national companies.

Gross written premiums and policy fees for our non-life insurance operations in Italy increased $72 million, or 19%, from $374 million for the six months ended June 30, 2001 to $446 million for the six months ended June 30, 2002. This growth was mainly attributable to a $52 million, or 25%, increase in motor business, an $11 million, or 18%, increase in fire and other property lines and an $8 million, or 20%, increase in third party liability business.

Gross written premiums and policy fees for our non-life insurance operations in Spain increased $73 million, or 17%, from $429 million for the six months ended June 30, 2001 to $502 million for the six months ended June 30, 2002. The increase was predominantly due to a $47 million, or 64%, increase in industrial lines business.

Total Revenues

Total revenues for our Continental Europe non-life insurance operations increased $390 million, or 14%, from $2.8 billion for the six months ended June 30, 2001 to $3.2 billion for the six months ended June 30, 2002 mainly as a result of increases in net earned premiums and other income, partly offset by a decrease in net investment income and net realized capital gains. Total revenues in 2001 for Germany and Italy increased $66 million and $11 million, respectively, while Switzerland and Spain reported declines of $122 million and $20 million, respectively.

Net earned premiums and policy fees increased $523 million, or 22%, from $2.4 billion for the six months ended June 30, 2001 to $2.9 billion for the six months ended June 30, 2002. Net earned premiums and policy fees grew in line with the growth in gross written premiums and policy fees.

Net earned premiums and policy fees in our Swiss non-life insurance operations decreased $81 million, or 12%, from $693 million for the six months ended June 30, 2001 to $612 million for the six months ended June 30, 2002. This resulted from the transfer of corporate business to our new CEC Unit during the first half of 2002.

Net earned premiums and policy fees for our German non-life insurance operations increased $125 million, or 22%, from $571 million for the six months ended June 30, 2001 to $696 million for the six months ended June 30, 2002. The newly acquired Neckura Group accounted for $59 million of this growth and Deutsche Bank's non-life insurance operations that we acquired in April 2002 accounted for $61 million.

Net earned premiums and policy fees for the CEC Unit's non-life insurance operations were $492 million for the six months ended June 30, 2002.

Net earned premiums and policy fees in Italy increased $39 million, or 12%, from $321 million for the six months ended June 30, 2001 to $360 million for the six months ended June 30, 2002. The net earned premium growth was below the growth rate of gross written premiums and policy fees due to business ceded to the CEC Unit.

Net earned premiums and policy fees in Spain decreased $18 million, or 5%, from $347 million for the six months ended June 30, 2001 to $329 million for the six months ended June 30, 2002. The decrease in net earned premiums is mainly due to business ceded to the CEC Unit.

Net investment income and net realized/unrealized capital gains decreased $138 million, or 32%, from $431 million for the six months ended June 30, 2001 to $293 million for the six months ended June 30, 2002, reflecting lower bond interest rates and adverse stock market conditions.

Net investment income and net realized/unrealized capital gains in Switzerland decreased $42 million, or 26%, from $161 million for the six months ended June 30, 2001 to $119 million for the six months ended June 30, 2002. This decrease was attributable to a $40 million reduction in net investment income (excluding dividends from affiliates) due to the shift in corporate business to our CEC Unit. Net realized/unrealized capital gains declined $3 million, or 6%, from $48 million for the six months ended June 30, 2001 to $45 million for the six months ended June 30, 2002.

Net investment income and net realized/unrealized capital gains in Germany decreased $65 million, or 53%, from $123 million for the six months ended June 30, 2001 to $58 million for the six months ended 2002 reflecting lower interest rates on bonds and adverse stock market conditions.

Net investment income and net realized/unrealized capital gains in our CEC Unit were $30 million for the six months ended June 30, 2002. Net investment income totaled $21 million while net realized/unrealized capital gains amounted to $9 million.

Net investment income and net realized/unrealized capital gains in Italy decreased $19 million, or 37%, from $51 million for the six months ended June 30 2001 to $32 million for the six months ended June 30, 2002 reflecting lower realized capital gains in 2002 and higher revaluation gains on land and buildings in 2001.

Net investment income and net realized/unrealized capital gains in Spain decreased $3 million, or 13%, from $23 million for the six months ended June 30, 2001 to $20 million for the six months ended June 30, 2002 due to the unfavorable investment climate and lower dividend income.

Other income for all countries in Continental Europe increased $5 million, or 17%, from $29 million for the six months ended June 30, 2001 to $34 million for the six months ended June 30, 2002.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our Continental Europe non-life insurance operations increased $929 million, or 36%, from $2.5 billion for the six months ended June 30, 2001 to $3.5 billion for the six months ended June 30, 2002 mainly due to additional costs associated with premium growth and $270 million of reserve strengthening. As a result, our Continental Europe net combined ratio increased by 10.6 percentage points from 104.2% for the six months ended June 30, 2001 to 114.8% after special provisions for the six months ended 2002. Our net combined ratio before special provisions for the first half of 2002 was 105.5%. Total losses, loss adjustment expenses and insurance benefits increased $723 million, or 40%, from $1.8 billion for the six months ended June 30, 2001 to $2.5 billion for the six months ended June 30, 2002. The Continental Europe net loss and loss adjustment expense ratio increased by 11.3 percentage points from 75.4% for the six months ended June 30, 2001 to 86.7% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio before special provisions for the first half of 2002 was 77.4%.

Total benefits, losses and expenses for our Swiss non-life operations increased $16 million, or 2%, from $753 million for the six months ended June 30, 2001 to $769 million for the six months ended June 30, 2002. Total losses, loss adjustment expenses and insurance benefits increased $6 million, or 1%, from $548 million for the six months ended June 30, 2001 to $554 million for the six months ended June 30, 2002 due to an increased number of claims, particularly related to a hailstorm that occurred during the first half of the year, and reserve strengthening of $55 million. As a result, our net loss and loss adjustment expense ratio in Switzerland increased 12.2 percentage points from 75.5% for the six months ended June 30, 2001 to 87.7% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio before special provisions for the first half of 2002 was 78.7%. Our net combined ratio in Switzerland before special provisions for the first half of 2002 was 113.0% and after special provisions was 122.0%.

Total benefits, losses and expenses for our German non-life operations increased $379 million, or 64%, from $594 million for the six months ended June 30, 2001 to $973 million for the six months ended June 30, 2002. Total losses, loss adjustment expenses and insurance benefits increased $319 million, or 77%, from $414 million for the six months ended June 30, 2001 to $733 million for the six months ended June 30, 2002 due to reserve strengthening of $195 million and increased losses in our automobile line of business due to flood and hail damage. As a result, our net loss and loss adjustment expense ratio in Germany increased 32.9 percentage points from 72.3% for the six months ended June 30, 2001 to 105.2% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio before special provisions for the first half of 2002 was 77.2%. Our net combined ratio in Germany before special provisions for the first half of 2002 was 101.5% and after special provisions was 129.5%.

Total benefits, losses and expenses for our CEC Unit were $533 million for the six months ended June 30, 2002 and the loss ratio was 79.7% for this same period of time. Total losses, loss adjustment expenses and insurance benefits totaled $401 million during the first six months of 2002. Our net loss and loss adjustment expense ratio for the CEC Unit was 79.7% for the first half of 2002 and our net combined ratio was 107.4%.

Total benefits, losses and expenses for our non-life insurance operations in Italy increased $15 million, or 5%, from $333 million for the six months ended June 30, 2001 to $348 million for the six months ended June 30, 2002. Total losses, loss adjustment expenses and insurance benefits increased $29 million, or 13%,

from $227 million for the six months ended June 30, 2001 to $256 million for the six months ended June 30, 2002. Consequently, our net loss and loss adjustment expense ratio in Italy increased by 0.5 percentage points from 70.6% for the six months ended June 30, 2001 to 71.1% for the six months ended June 30, 2002.

Total benefits, losses and expenses for our non-life insurance operations in Spain decreased $25 million, or 7%, from $363 million for the six months ended June 30, 2001 to $338 million for the six months ended June 30, 2002. Total losses, loss adjustment expenses and insurance benefits declined $27 million, or 10%, from $271 million for the six months ended June 30, 2001 to $244 million for the six months ended June 30, 2002. This decrease was primarily the result of business ceded to our CEC Unit and the reclassification of certain loss adjustment expenses to other technical expenses during the first half of 2002. As a result, our net loss and loss adjustment expense ratio in Spain decreased 3.9 percentage points from 77.8% for the six months ended June 30, 2001 to 73.9% for the six months ended June 30, 2002.

Total costs and expenses in our Continental Europe non-life insurance operations increased $191 million, or 26%, from $728 million for the six months ended June 30, 2001 to $919 million for the six months ended June 30, 2002. This resulted in an improvement of 0.5 percentage point in our net expense ratio in Continental Europe from 27.6% for the six months ended June 30, 2001 to 27.1% for the six months ended June 30, 2002.

Total costs and expenses in Switzerland increased $9 million, or 4%, from $206 million for the six months ended June 30, 2001 to $215 million for the six months ended June 30, 2002 primarily due to non-recurring expenses such as sponsorship of EXPO 02, the transfer of the data center and other organizational units from GHO to Zurich Switzerland and the creation of some shared service functions. As a result, our net expense ratio in Switzerland increased 3.2 percentage points from 28.3% for the six months ended June 30, 2001 to 31.5% for the six months ended June 30, 2002.

Total costs and expenses in Germany increased $60 million, or 33%, from $180 million for the six months ended June 30, 2001 to $240 million for the six months ended June 30, 2002 primarily reflecting costs and expenses related to the newly acquired businesses of Neckura and the Deutscher Herold Group. Our net expense ratio in Germany increased by 0.3 percentage point from 23.9% for the six months ended June 30, 2001 to 24.2% for the six months ended June 30, 2002.

Total costs and expenses for our CEC Unit were $132 million for the six months ended June 30, 2002 and the net expense ratio for this unit was 25.9% for this same period of time.

Total costs and expenses in Italy declined $15 million, or 14%, from $107 million for the six months ended June 30, 2001 to $92 million for the six months ended June 30, 2002 due to a change in the accounting treatment related to premium cancellations. Last year premium cancellations were recorded as technical expenses, but they now are included with net earned premiums. As a result, our net expense ratio in Italy improved 4.7 percentage points from 29.0% for the six months ended June 30, 2001 to 24.3% for the six months ended June 30, 2002.

Total costs and expenses in Spain increased $2 million, or 2%, from $92 million for the six months ended June 30, 2001 to $94 million for the six months ended June 30, 2002 as a result of the reclassification of certain loss adjustment expenses to technical expenses. Consequently, our net expense ratio in Spain increased 1.6 percentage points from 25.3% for the six months ended June 30, 2001 to 26.9% for the six months ended June 30, 2002.

Net (Loss)/Income

Net income for our Continental Europe non-life insurance operations decreased by $469 million, or 261%, from net income of $180 million for the six months ended June 30, 2001 to a net loss of $289 million for the six months ended June 30, 2002. Net income for our Continental Europe non-life insurance operations prior to the special provisions decreased $199 million, or 110%, from net income of $180 million for the six months ended June 30, 2001 to a net loss of $19 million for the six months ended June 30, 2002.

Net income for the six months ended June 30, 2002 was negatively affected by our Nordic operations where net earned premiums decreased due to increased reinsurance usage. In addition, we experienced increased losses in commercial business in Sweden and Norway. In May 2002, we announced our repositioning in the Nordic market. We agreed to transfer a substantial part of our non-life insurance lines of business in Denmark and Norway to Tryg/Vesta. The agreement is subject to the approval of the regulatory authorities in the respective countries, which we expect to receive by the end of the year. In Sweden, our

consumer and commercial lines of business will be put in run-off and we will cease to write new business in these segments.

Business operating profit for our Continental Europe non-life insurance operations decreased $183 million, or 89%, from $206 million for the six months ended June 30, 2001 to $23 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—UKISA

The table below presents information regarding the contribution of our operations in the UKISA region to our Non-Life Insurance segment's results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 2,297	$ 1,866
Net earned premiums and policy fees	$ 1,664	$ 1,373
Net investment income and net realized/unrealized capital gains	162	252
Other income	53	45
Total revenues	$ 1,879	$ 1,670
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[1]	$(1,410)	$(1,144)
Total costs and expenses[2]	(504)	(383)
Amortization of intangibles	(1)	(1)
Total benefits, losses and expenses	$(1,915)	$(1,528)
Net (loss)/income	$ (41)	$ 107
Business operating profit[3]	$ 48	$ 46
Other data:		
Net loss and loss adjustment expense ratio[1]	84.8%	83.3%
Net expense ratio[2]	24.8	22.5
Net policyholder dividend and participation in profit ratio[1]	—	—
Net combined ratio	109.6%	105.8%
Net loss and loss adjustment expense ratio, before special provisions	78.7%	83.3%
Net combined ratio, before special provisions	103.5%	105.8%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees as well as the net income for our non-life insurance operations in the United Kingdom, Ireland and Southern Africa for the six months ended June 30, 2002 and 2001. The table below is presented prior to inter-segment and inter-region eliminations.

	Gross Written Premiums and Policy Fees		Net Income	
	Six Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
	($ in Millions)			
United Kingdom	$1,989	$1,600	$ (59)	$89
Ireland	183	127	11	8
Southern Africa	129	139	7	10

The table below presents the loss and loss adjustment expense ratio, expense ratio, policyholder dividend and participation in profit ratio and combined ratio after special provisions for our non-life insurance operations in the United Kingdom, Ireland and Southern Africa for the six months ended June 30, 2002 and 2001. The table below is presented prior to inter-segment and inter-region eliminations.

	Six Months Ended June 30, 2002				Six Months Ended June 30, 2001			
	Loss and Loss *Adjustment* Expense Ratio(1)	*Expense* Ratio(2)	Policyholder Dividend and *Participation in* Profit Ratio(1)	*Combined* Ratio	Loss and Loss *Adjustment* Expense Ratio(1)	*Expense* Ratio(2)	Policyholder Dividend and *Participation in* Profit Ratio(1)	*Combined* Ratio
United Kingdom	85.7%	25.1%	—	110.8%	83.7%	22.6%	—	106.3%
Ireland	79.6%	21.6%	—	101.2%	85.2%	19.0%	—	104.2%
Southern Africa	77.4%	24.2%	—	101.6%	77.7%	24.2%	—	101.9%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

The table below presents the loss and loss adjustment expense ratio and combined ratio before special provisions for our non-life insurance operations in the United Kingdom for the six months ended June 30, 2002. The table below is presented prior to inter-segment and inter-region eliminations.

	Before special provisions	
	Six Months Ended June 30, 2002	
	Loss and Loss Adjustment Expense Ratio(1)	Combined Ratio
United Kingdom	78.8%	103.9%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

Total Premium Volume

Gross written premiums and policy fees for our UKISA non-life insurance operations increased $431 million, or 23%, from $1.9 billion for the six months ended June 30, 2001 to $2.3 billion for the six months ended June 30, 2002. The growth was driven mainly by increases in commercial lines in the first half of 2002, particularly in the property and liability lines which grew 66% and 60%, respectively as a result of rate increases. In addition, commercial automobile rates increased approximately 8% in the first half of 2002. In Ireland, commercial rate increases and new business growth in our personal automobile lines has led to a 44% increase.

Total Revenues

Total revenues for our UKISA non-life operations increased $209 million, or 13%, from $1.7 billion for the six months ended June 30, 2001 to $1.9 billion for the six months ended June 30, 2002, mainly as the result of the growth in net earned premiums and policy fees partially offset by a decline in net investment income and realized/unrealized capital gains.

Net earned premiums increased $291 million, or 21%, from $1.4 billion for the six months ended June 30, 2001 to $1.7 billion for the six months ended June 30, 2002. Net earned premiums increased at a similar rate as gross written premiums.

Net investment income and net realized/unrealized capital gains decreased by $90 million, or 36%, from $252 million for the six months ended June 30, 2001 to $162 million for the six months ended June 30, 2002, primarily as a result of falling stock markets in 2002.

Other income increased $8 million, or 18%, from $45 million for the six months ended June 30, 2001 to $53 million for the six months ended June 30, 2002, driven by increased fee based services, such as risk management and loss adjustment services.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses for our UKISA non-life insurance operations increased $387 million, or 25%, from $1.5 billion for the six months ended June 30, 2001 to $1.9 billion for the six months ended June 30, 2002. Our UKISA net combined ratio increased by 3.8 percentage points from 105.8% for the six months ended June 30, 2001 to 109.6% after special provisions for the six months ended June 30, 2002. Our net combined ratio before special provisions for the first half of 2002 was 103.5%.

Total losses, loss adjustment expenses and insurance benefits increased $266 million, 23%, from $1.1 billion for the six months ended June 30, 2001 to $1.4 billion for the six months ended June 30, 2002 reflecting additional costs associated with premium growth and $100 million of reserve strengthening following an exposure based review of our U.S. asbestos liabilities. The net loss and loss adjustment expense ratio increased 1.5% percentage points from 83.3% for the six months ended June 30, 2001 to 84.8% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio before special provisions for the first half of 2002 was 78.7%. Partially offsetting these increases, the number of large property claims (defined as losses in excess of $1.4 million) suffered in the United Kingdom fell significantly from 13 during the six months ended June 30, 2001 to six for the six months ended June 30, 2002.

Total costs and expenses for our UKISA non-life operations increased $121 million, or 32%, from $383 million for the six months ended June 30, 2001 to $504 million for the six months ended June 30, 2002 reflecting a $50 million increase in the IAS 19 pension cost, approximately $30 million of additional levies and commissions as a result of higher volumes and $10 million of transformation costs in the United Kingdom. Our UKISA net expense ratio increased by 2.3 points from 22.5% for the six months ended June 30, 2001 to 24.8% for the six months ended June 30, 2002, due to the effect of declining stock markets on pension costs.

Net (Loss)/Income

Net income for our UKISA non-life insurance operations decreased $148 million, or 138%, from net income of $107 million income for the six months ended June 30, 2001 to a net loss of $41 million for the six months ended June 30, 2002. Net income for our UKISA non-life insurance operations prior to the special provisions decreased $48 million, or 45%, from $107 million for the six months ended June 30, 2001 to $59 million for the six months ended June 30, 2002.

Business operating profit for our UKISA non-life insurance operations increased $2 million, or 4%, from $46 million for the six months ended June 30, 2001 to $48 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—Rest of the World

The table below presents information regarding the contribution of our operations in the Rest of the World region to our Non-Life Insurance segment's results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 855	$ 749
Net earned premiums and policy fees	$ 478	$ 442
Net investment income and net realized/unrealized capital gains	26	38
Other income	17	14
Total revenues	$ 521	$ 494
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(1)	$(344)	$(289)
Total costs and expenses(2)	(186)	(191)
Amortization of intangibles	—	—
Total benefits, losses and expenses	$(530)	$(480)
Net (loss)/income	$ (14)	$ 6
Business operating profit(3)	$ 105	$ 11
Other data:		
Net loss and loss adjustment expense ratio(1)	71.7%	65.4%
Net expense ratio(2)	38.4	40.6
Net policyholder dividend and participation in profit ratio(1)	0.1	0.1
Net combined ratio	110.2%	106.1%
Net loss and loss adjustment expense ratio, before special provisions(2)	65.9%	65.4%
Net combined ratio, before special provisions	104.4%	106.1%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees for our non-life insurance operations in the Rest of the World increased $106 million, or 14%, from $749 million for the six months ended June 30, 2001 to $855 million for the six months ended June 30, 2002. The Rest of the World, which serves our customers in Asia Pacific, Latin America and Bermuda, accounted for 6% of our non-life insurance gross written premiums and policy fees for the six months ended June 30, 2002 and 7% for the same period in the prior year. Asia Pacific accounted for 3.4% of our non-life insurance gross written premiums and policy fees for the six months ended June 30, 2002 (as compared to 3.9% for the half year ended June 30, 2001) and Latin America accounted for 2.3% of our non-life insurance gross written premiums and policy fees for the six months ended June 30, 2002 (as compared to 2.6% for the half year ended June 30, 2001).

Gross written premiums and policy fees in Latin America grew by $48 million, or 16%, from $305 million for the six months ended June 30, 2001 to $353 million for the six months ended June 30, 2002, mainly as a result of growth in Venezuela, Mexico, Chile and Brazil of $31 million, $27 million, $13 million and $13 million, respectively. These increases were partially offset by a $44 million decline in Argentina. The decline in gross written premiums and policy fees in Argentina was mainly attributed to devaluation and the change from annual to quarterly and monthly policy issuance due to the current economic and political situation in the country.

Gross written premiums and policy fees grew in Asia Pacific by $58 million, or 13%, from $444 million for the six months ended June 30, 2001 to $502 million for the six months ended June 30, 2002, mainly as a result of volume and rate increases in Japan and Australia. Gross written premiums and policy fees in Japan increased by $25 million, or 21%, mainly due to $23 million of growth from Zurich Direct. Australia reported an increase $27 million, or 22%, primarily due to $17 million of growth from our fire and other property lines of business.

Total Revenues

Total revenues for our non-life insurance operations in the Rest of the World increased $27 million, or 5%, from $494 million for the six months ended June 30, 2001 to $521 million for the six months ended June 30, 2002.

Net earned premiums and policy fees for the Rest of the World increased $36 million, or 8%, from $442 million for the six months ended June 30, 2001 to $478 million for the six months ended June 30, 2002. In Latin America net earned premiums and policy fees declined $6 million, or 4%, from $138 million for the six months ended June 30, 2001 to $132 million for the six months ended June 30, 2002. Net earned premiums increased $42 million, or 14%, in Asia Pacific from $304 million for the six months ended June 30, 2001 to $346 million for the six months ended June 30, 2002.

Net investment income and net realized/unrealized capital gains for the Rest of the World decreased $12 million, or 32%, from $38 million for the six months ended June 30, 2001 to $26 million for the six months ended June 30, 2002. In Latin America net investment income remained stable at approximately $9 million in both the six months ended June 30, 2001 and 2002, while net realized/unrealized capital gains declined $6 million in the first half of 2002 compared with the same period in the prior year. Net investment income and net realized/unrealized capital gains in Asia Pacific declined $6 million, or 21%, from $28 million for the six months ended June 30, 2001 to $22 million for the six months ended June 30, 2002 reflecting lower interest rates and equity markets.

Other income increased $3 million, or 21% from $14 million for the six months ended June 30, 2001 to $17 million for the six months ended June 30, 2002 in the Rest of the World.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses for our non-life insurance operations in the Rest of the World increased $50 million, or 10%, from $480 million for the six months ended June 30, 2001 to $530 million for the six months ended June 30, 2002. Overall, the net combined ratio for the Rest of the World deteriorated by 4.1 points from 106.1% for the six months ended June 30, 2001 to 110.2% after special provisions for the six months ended June 30, 2002. Our net combined ratio before special provisions for the first half of 2002 was 104.4%.

Total losses, loss adjustment expenses and insurance benefits increased $55 million, or 19%, from $289 million for the six months ended June 30, 2001 to $344 million for the six months ended June 30, 2002 primarily reflecting $28 million of reserve strengthening in Asia Pacific. Our net loss and loss adjustment expense ratio in the Rest of the World increased by 6.3 percentage point from 65.4% for the six months ended June 30, 2001 to 71.7% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio before special provisions for the first half of 2002 was 65.9%. This increase resulted from increased losses and loss adjustment expenses in Argentina, Mexico and Venezuela, partially offset by favorable developments in Asia Pacific due to increasing premium rates in various markets as well as favorable loss development in Japan and Hong Kong.

The net loss and loss adjustment expense ratio for Latin America deteriorated 12.3 percentage points from 61.9% for the six months ended June 30, 2001 to 74.2% for the six months ended June 30, 2002 mainly due to the devaluation effects in Argentina and Venezuela and increased losses in Mexico and Venezuela. In Asia Pacific, our net loss and loss adjustment expense ratio improved 4.3 percentage points from 67.0% for the six months ended June 30, 2001 to 62.7% after special provisions for the six months ended June 30, 2002. Our net loss and loss adjustment expense ratio in Asia Pacific before special provisions for the first half of 2002 was 54.6%.

Total costs and expenses for the Rest of the World decreased $5 million, or 3%, from $191 million for the six months ended June 30, 2001 to $186 million for the six months ended June 30, 2002. The net expense ratio for the Rest of the World improved 2.2 percentage points to 38.4%, reflecting efforts to reduce and control costs. The net expense ratio declined 1.2 percentage points in Latin America from 38.5% for the

six months ended June 30, 2001 to 37.3% for the six months ended June 30, 2002 mainly due to stricter cost controls. Asia Pacific experienced a 2.8 percentage point decline in its net expense ratio from 41.6% for the six months ended June 30, 2001 to 38.8% for the six months ended June 30, 2002 reflecting expense improvements, particularly in Japan.

Net (Loss)/Income

Net income for our non-life insurance operations in the Rest of the World decreased $20 million, or 333%, from income of $6 million for the six months ended June 30, 2001 to a net loss of $14 million for the six months ended June 30, 2002. Net income for our non-life insurance operations in the Rest of the World prior to the special provisions increased $8 million, or 133%, from $6 million for the six months ended June 30, 2001 to $14 million for the six months ended June 30, 2002.

Business operating profit for our non-life insurance operations in the Rest of the World increased $94 million, from $11 million for the six months ended June 30, 2001 to $105 million for the six months ended June 30, 2002. For a definition of business operating profit see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance

The table below presents information regarding our Life Insurance segment's total premium volume and results of operations for the six months ended June 30, 2002 and 2001. For a discussion of the embedded value of our life insurance operations, see "—Embedded Value of Life Insurance Operations."

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 4,996	$ 4,331
Life insurance deposits	4,361	4,545
Gross written premiums, policy fees and insurance deposits	$ 9,357	$ 8,876
Revenues:		
Gross written premiums and policy fees	$ 4,996	$ 4,331
Net earned premium policy and fees	$ 4,633	$ 3,955
Asset management fee income	2	4
Net investment income and net realized/unrealized capital gains(1)	1,932	1,683
Other income	196	139
Total revenues	$ 6,763	$ 5,781
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$(4,216)	$(3,479)
Total costs and expenses	(2,037)	(1,683)
Amortization of intangibles	(643)	(117)
Total benefits, losses and expenses	$(6,896)	$(5,279)
Net (loss)/income	$ (97)	$ 411
Business operating profit:(2)		
Net (loss)/income	$ (97)	$ 411
Less: special provisions and gains on disposals	(553)	—
Less: tax expense, adjusting for U.K. life insurance policyholder tax	(101)	(168)
Less: realized/unrealized capital gains	79	(44)
Less: realized/unrealized gains/losses allocated to policyholders	140	63
Business operating profit	$ 338	$ 560

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the distribution by geographic region of our Life Insurance segment's gross written premiums, policy fees and insurance deposits for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 60	1%	$ 75	1%
North America Consumer	1,925	21	2,481	28
Continental Europe	3,479	37	2,593	29
UKISA	3,153	34	3,096	35
Rest of the World	695	7	593	7
Other[(1)]	45	—	38	—
Total	$9,357	100%	$8,876	100%

(1) "Other" includes certain holding companies, Group Head Office and inter-region eliminations.

The table below presents the distribution by geographic region of our Life Insurance segment's gross written premiums and policy fees for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 60	1%	$ 75	2%
North America Consumer	628	13	614	14
Continental Europe	3,161	63	2,389	55
UKISA	796	16	965	22
Rest of the World	349	7	288	7
Other[(1)]	2	—	—	—
Total	$4,996	100%	$4,331	100%

(1) "Other" includes certain holding companies, Group Head Office and inter-region eliminations.

The table below presents information regarding our Life Insurance segment's net income by region for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,			
	2002		2001	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 9	(9)%	$ 25	6%
North America Consumer	(302)	311	127	31
Continental Europe	134	(138)	63	15
UKISA	13	(13)	180	44
Rest of the World	30	(31)	14	3
Other[(1)]	19	(20)	2	1
Total	$ (97)	100%	$ 411	100%

(1) "Other" includes certain holding companies, Group Head Office and inter-region eliminations.

Total Premium Volume

Our Life Insurance segment's gross written premiums, policy fees and insurance deposits increased by $481 million, or 5%, from $8.9 billion for the six months ended June 30, 2001 to $9.4 billion for the six months ended June 30, 2002. Excluding the acquisition of Deutsche Bank's life insurance operations in Germany, Italy, Spain and Portugal in the first half of 2002, gross written premiums, policy fees and insurance deposits decreased $192 million to $8.7 billion for the first half of 2002.

Life insurance gross written premiums and policy fees increased by $665 million, or 15%, from $4.3 billion for the six months ended June 30, 2001 to $5.0 billion for the six months ended June 30, 2002. With the purchase of Deutscher Herold Leben in Germany and Deutsche Bank's insurance operations in Italy, Spain and Portugal, Continental Europe became our largest life insurance region, accounting for 37% of life insurance gross written premiums, policy fees and insurance deposits in the first half of 2002, immediately followed by UKISA with 34% of total volume and North America Consumer with 21%.

Total Revenues

Our Life Insurance segment's total revenues increased $982 million, or 17%, from $5.8 billion for the six months ended June 30, 2001 to $6.8 billion for the six months ended June 30, 2002. Net earned premiums and policy fees increased $678 million, or 17%, from $4.0 billion for the six months ended June 30, 2001 to $4.6 billion for the six months ended June 30, 2002, in line with the gross written premium growth described above.

Net investment income and net realized/unrealized capital gains increased $249 million, or 15%, from $1.7 billion for the six months ended June 30, 2001 to $1.9 billion for the six months ended June 30, 2002. Our level of unrealized losses on investments decreased by $157 million during the first half of 2002. Net investment income increased $126 million, or 7%, from $1.7 billion for the six months ended June 30, 2001 to $1.9 billion for the six months ended June 30, 2002. These increases were partly offset by a $34 million decrease in realized capital gains.

Other income increased $57 million, or 41%, from $139 million for the six months ended June 30, 2001 to $196 million for the six months ended June 30, 2002.

Total Benefits, Losses and Expenses

Our Life Insurance segment's total benefits, losses and expenses increased by $1.6 billion, or 31%, from $5.3 billion for the six months ended June 30, 2001 to $6.9 billion for the six months ended June 30, 2002.

Total losses, loss adjustment expenses and insurance benefits increased by $737 million, or 21%, from $3.5 billion for the six months ended June 30, 2001 to $4.2 billion for the six months ended June 30, 2002. The largest increase occurred in Continental Europe as a result of the purchase of Deutscher Herold Leben. The impact of this acquisition on total losses, loss adjustment expenses and insurance benefits was approximately $674 million.

Total costs and expenses increased by $354 million, or 21%, from $1.7 billion for the six months ended June 30, 2001 to $2.0 billion for the six months ended June 30, 2002. A significant portion of this increase occurred in our Continental Europe region.

Amortization expenses associated with intangible assets increased $526 million, or 450%, from $117 million for the six months ended June 30, 2001 to $643 million for the six months ended June 30, 2002 due to goodwill impairments of $558 million related to Deutscher Herold Leben and Kemper Life.

Net (Loss)/Income

Our Life Insurance segment's net income decreased $508 million, or 124%, from net income of $411 million for the six months ended June 30, 2001 to a net loss of $97 million for the six months ended June 30, 2002. Net income prior to the special provisions for our Life Insurance segment increased $50 million, or 12%, from $411 million for the six months ended June 30, 2001 to $461 million for the six months ended June 30, 2002.

Business operating profit for our Life Insurance segment decreased $222 million, or 40%, from $560 million for the six months ended June 30, 2001 to $338 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations —Presentation of Results and Business Operating Profit."

Life Insurance—North America Corporate

The table below presents information regarding the contribution of our operations in the North America Corporate region to our Life Insurance segment's total premium volume and results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 60	$ 75
Life insurance deposits	—	—
Gross written premiums, policy fees and insurance deposits	$ 60	$ 75
Revenues:		
Gross written premiums and policy fees	$ 60	$ 75
Net earned premium policy and fees	$ 45	$ 53
Net investment income and net realized/unrealized capital gains	15	28
Other income	6	1
Total revenues	$ 66	$ 82
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (28)	$ (36)
Total costs and expenses	(27)	(16)
Amortization of intangibles	—	—
Total benefits, losses and expenses	$ (55)	$ (52)
Net income	$ 9	$ 25
Business operating profit[1]	$ 7	$ 30

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit.".

Total Premium Volume

Gross written premiums, policy fees and insurance deposits for our North America Corporate life insurance operations decreased by $15 million, or 20%, from $75 million in 2001 to $60 million in 2002. During the first half of 2002, we sold Zurich Canada Life, including its individual life insurance business and associated blocks of wealth management, individual annuity, segregated fund and group pension businesses, to Manulife Financial. The decrease in gross written premiums, policy fees and insurance deposits reflects this sale.

Total Revenues

Total revenues for our North America Corporate life insurance operations decreased $16 million, or 20% from $82 million in 2001 to $66 million in 2002, due primarily to the reduction in premium volumes discussed above and lower investment income.

Net earned premiums and policy fees declined $8 million, or 15%, from $53 million for the six months ended June 30, 2001 to $45 million for the six months ended June 30, 2002. This change is consistent with the decline in gross written premiums for the first six months of 2002.

Net investment income and net realized/unrealized capital gains decreased $13 million, or 46%, from $28 million for the six months ended June 30, 2001 to $15 million for the six months ended June 30, 2002 reflecting a decrease in invested assets due to the sale of Zurich Canada Life and a decline in interest rates.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased by $3 million, or 6%, from $52 million in 2001 to $55 million in 2002. Total losses, loss adjustment expenses and insurance benefits decreased by $8 million, or 22%, from $36 million in 2001 to $28 million in 2002, due to the sale of Zurich Canada Life.

Total costs and expenses increased by $11 million, or 69%, from $16 million for the six months ended June 30, 2001 to $27 million for the six months ended June 30, 2002. The increase in total costs and expenses is attributed to the sale of the above-mentioned business included in our 2001 costs that did not recur in 2002.

Net (Loss)/Income

Net income for our North America Corporate operations decreased by $16 million, or 64%, from $25 million for the six months ended June 30, 2001 to $9 million for the six months ended June 30, 2002.

Business operating profit for our North America Corporate operations decreased $23 million, or 77%, from $30 million for the six months ended June 30, 2001 to $7 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations —Presentation of Results and Business Operating Profit."

Life Insurance—North America Consumer

The table below presents information regarding the contribution of our operations in the North America Consumer region to our Life Insurance segment's total premium volume and results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 628	$ 614
Life insurance deposits	1,297	1,867
Gross written premiums, policy fees and insurance deposits	$ 1,925	$2,481
Revenues:		
Gross written premiums and policy fees	$ 628	$ 614
Net earned premiums and policy fees	$ 375	$ 387
Net investment income and net realized/unrealized capital gains	338	406
Other income	38	28
Total revenues	$ 751	$ 821
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (199)	$ (180)
Total costs and expenses	(378)	(401)
Amortization of intangibles	(436)	(60)
Total benefits, losses and expenses	$(1,013)	$ (641)
Net (loss)/income	$ (302)	$ 127
Business operating profit(1)	$ 144	$ 171

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums, policy fees and insurance deposits for our North America Consumer life insurance operations decreased by $556 million, or 22%, from $2.5 billion for the six months ended June 30, 2001 to $1.9 billion for the six months ended June 30, 2002. Gross written premiums and policy fees increased $14 million, or 2%, from $614 million for the six months ended June 30, 2001 to $628 million for the six months ended June 30, 2002.

Life insurance deposits decreased $570 million, or 31%, from $1.9 billion for the six months ended June 30, 2001 to $1.3 billion for the six months ended June 30, 2002. This decrease was primarily due to a $398 million decrease in Zurich Life US' deposits caused mainly by lower variable annuity and business owned life insurance sales following a review of this business. In addition, deposits at Farmers New World

Life Insurance Company ("Farmers Life") decreased $172 million between periods as a result of the fact that deposit amounts in 2001 were unusually large due to a retention-based program it offered in 2001 which allowed annuitants, for a 90 day period, to roll over old annuities into new annuities with a more favorable interest rate. Excluding this retention program, year to date deposits in the first half of 2002 increased $20 million from the prior year period.

Total Revenues

Total revenues for our North America Consumer life insurance operations decreased $70 million, or 9%, from $821 million for the six months ended June 30, 2001 to $751 million for the six months ended June 30, 2002. Net earned premiums and policy fees decreased $12 million, or 3%, from $387 million for the six months ended June 30, 2001 to $375 million for the six months ended June 30, 2002 reflecting increased reinsurance activity.

Net investment income and net realized/unrealized capital gains decreased $68 million, or 17%, from $406 million for the six months ended June 30, 2001 to $338 million for the six months ended June 30, 2002. Asset impairments reduced the total revenue of our Farmers Life and Zurich Life US Business Units. At Farmers Life, dispositions of various fixed income positions resulted in a net realized loss of $21 million for the six months ended June 30, 2002. In addition, Zurich Life US reported $15 million of bond write-downs for the six months ended June 30, 2002, which were primarily taken on certain collateralized debt obligation securities. Zurich Life US also realized losses on security sales related to WorldCom of $12 million in the first half of 2002.

Other income increased $10 million, or 36%, from $28 million for the six months ended June 30, 2001 to $38 million for the six months ended June 30, 2002. This increase was due to the reclassification of $13 million of broker-dealer commission revenue at Zurich Life US from policy and service fee income to other income at the beginning of 2002. During the first six months of 2001, this revenue was recorded as policy and service fee income.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased by $372 million, or 58%, from $641 million for the six months ended June 30, 2001 to $1.0 billion for the six months ended June 30, 2002.

Total losses, loss adjustment expenses and insurance benefits increased $19 million, or 11%, from $180 million for the six months ended June 30, 2001 to $199 million for the six months ended June 30, 2002.

Total costs and expenses declined $23 million, or 6%, from $401 million for the six months ended June 30, 2001 to $378 million for the six months ended June 30, 2002 due to cost saving measures at Farmers Life and Zurich Life US.

Amortization expenses associated with intangible assets increased $376 million, or 627%, from $60 million for the six months ended June 30, 2001 to $436 million for the six months June 30, 2002 due to $401 million of goodwill impairments associated with Kemper Life. This impairment was recorded due to a reduction in the expected future cash flows from the business.

Net (Loss)/Income

Net income for our North America Consumer operations decreased $429 million, or 338%, from a net income of $127 million for the six months ended June 30, 2001 to a net loss of $302 million for the six months ended June 30, 2002. This decrease was primarily due to goodwill impairments of $386 million associated with Zurich Life US. Net income for our North America Consumer life insurance operations prior to the special provisions decreased $28 million, or 22%, from $127 million for the six months ended June 30, 2001 to $99 million for the six months ended June 30, 2002.

Business operating profit for our North America Consumer operations decreased $27 million, or 16%, from $171 million for the six months ended June 30, 2001 to $144 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—Continental Europe

The table below presents information regarding the contribution of our operations in the Continental Europe region to our Life Insurance segment's total premium volume and results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 3,161	$ 2,389
Life insurance deposits	318	204
Gross written premiums, policy fees and insurance deposits	$ 3,479	$ 2,593
Revenues:		
Gross written premiums and policy fees	$ 3,161	$ 2,389
Net earned premiums and policy fees	$ 3,136	$ 2,372
Asset management fee income	2	3
Net investment income and net realized/unrealized capital gains	1,417	1,020
Other income	78	12
Total revenues	$ 4,633	$ 3,407
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$(3,662)	$(2,918)
Total costs and expenses	(602)	(377)
Amortization of intangibles	(162)	—
Total benefits, losses and expenses	$(4,426)	$(3,295)
Net income	$ 134	$ 63
Business operating profit[(1)]	$ 52	$ 88

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees, insurance deposits and net income for our life insurance operations in Switzerland, Germany, Italy and Spain for the six months ended June 30, 2002 and 2001. The table below is presented prior to inter-segment and inter-region eliminations.

	Gross Written Premiums and Policy Fees		Insurance Deposits		Net Income	
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001	2002	2001
			($ in Millions)			
Switzerland	$1,790	$1,602	$10	$8	$241	$16
Germany	952	431	129	—	(140)	15
Italy	117	110	31	29	1	2
Spain	82	56	26	25	6	6

Total Premium Volume

Gross written premiums, policy fees and insurance deposits from our Continental Europe life insurance operations increased by $886 million, or 34%, from $2.6 billion for the six months ended June 30, 2001 to $3.5 billion for the six months ended June 30, 2002. Gross written premiums and policy fees also increased by $772 million, or 32%, from $2.4 billion for the six months ended June 30, 2001 to $3.2 billion for the six ended June 30, 2002, while life insurance deposits increased $114 million, or 56%, from $204 million for the six months ended June 30, 2001 to $318 for the six months ended June 30, 2002.

In Switzerland, the increase in gross written premiums, policy fees and insurance deposits was $190 million from $1.6 billion for the six months ended June 30, 2001 to $1.8 billion for the six months ended June 30, 2002, primarily due to strong growth in single premiums from individual business. In Germany, gross written premiums, policy fees and insurance deposits increased $650 million mainly due to the new business generated from the acquisition of Deutscher Herold Leben in April 2002. Additional growth occurred in Spain, Italy and Portugal due to the other life insurance operations we acquired from Deutsche Bank in May 2002, and in Austria, where the acquisition of Winterthur's local operations in February 2002 added $34 million of additional life insurance gross written premiums. Excluding these acquisitions, life insurance gross written premiums, policy fees and insurance deposits in Continental Europe increased $179 million to $2.8 billion for the six months ended June 30, 2002.

Total Revenues

Total revenues for our Continental Europe life insurance operations increased by $1.2 billion, or 36%, from $3.4 billion for the six months ended June 30, 2001 to $4.6 billion for the six months ended June 30, 2002. Excluding the acquisitions in Continental Europe, total revenues increased $399 million, or 12%, in the first half of 2002. Net earned premiums and policy fees increased by $764 million, or 32%, from $2.4 billion for the six months ended June 30, 2001 to $3.1 billion for the six months ended June 30, 2002. This was primarily due to the additional gross written premiums and policy fees resulting from the purchase of Deutscher Herold Leben in the first half of 2002.

Net investment income and net realized/unrealized gains increased by $397 million, or 39%, from $1.0 billion for the six months ended June 30, 2001 to $1.4 billion for the six months ended June 30, 2002 primarily due to an increase of $337 million in realized capital gains in Switzerland, which was the result of a reduction in our exposure to equity securities in our strategic asset allocation.

Other income increased by $66 million, or 550%, from $12 million for the six months ended June 30, 2001 to $78 million for the six months ended June 30, 2002. The increase occurred mainly in Germany, where other income increased by $59 million primarily due to the purchase of Deutscher Herold Leben in 2002, which brought in interest income from mortgage loans given as collateral.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased by $1.1 billion, or 34%, from $3.3 billion for the six months ended June 30, 2001 to $4.4 billion for the six months ended June 30, 2002.

Total losses, loss adjustment expenses and insurance benefits increased by $744 million, or 25%, from $2.9 billion for the six months ended June 30, 2001 to $3.7 billion for the six months ended June 30, 2002. The largest increase occurred in Germany as a result of the purchase of Deutscher Herold Leben. The impact of this acquisition on total losses, loss adjustment expenses and insurance benefits was approximately $670 million for the first half of 2002.

Total costs and expenses have increased by $225 million, or 60%, from $377 million for the six months ended June 30, 2001 to $602 million for the six months ended June 30, 2002 due to increased underwriting and policy acquisition costs of $70 million, of which $45 million related to Switzerland, as well as a $138 million increase in operating expenses. The increase in operating expenses was mainly related to $53 million of additional expenses in Germany (which included expenses related to Deutscher Herold Leben) and $83 million of additional operating expenses in Switzerland reflecting changes in other technical provisions from the first half of 2001 to the first half of 2002.

Amortization expenses related to intangible assets increased $162 million in the first half of 2002 from the prior year period. This increase was primarily attributed to $157 million of goodwill impairments associated with the acquisition of Deutscher Herold Leben. Due to the high volatility of equity markets, we had to reduce the share of equities in this company's investment portfolio to ensure its solvency position and to protect the interests of its policyholders. These equities were replaced by securities with lower expected long term yields which caused the expected margins for new business to be reduced.

Net Income

Net income for our Continental Europe life insurance operations increased by $71 million, or 113%, from $63 million for the six months ended June 30, 2001 to $134 million for the six months ended June 30, 2002. Net income for our Continental Europe life insurance operations prior to the special provisions

increased $228 million, or 362%, from $63 million for the six months ended June 30, 2001 to $291 million for the six months ended June 30, 2002.

Business operating profit for our Continental Europe life insurance operations decreased $36 million, or 41%, from $88 million for the six months ended June 30, 2001 to $52 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—UKISA

The table below presents information regarding the contribution of our operations in the UKISA region to our Life Insurance segment's total premium volume and results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 796	$ 965
Life insurance deposits	2,357	2,131
Gross written premiums, policy fees and insurance deposits	$ 3,153	$3,096
Revenues:		
Gross written premiums and policy fees	$ 796	$ 965
Net earned premium policy and fees	$ 761	$ 886
Net investment income and net realized/unrealized capital gains	122	157
Other income	60	86
Total revenues	$ 943	$1,129
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (138)	$ (183)
Total costs and expenses	(918)	(743)
Amortization of intangibles	(44)	(52)
Total benefits, losses and expenses	$(1,100)	$ (978)
Net income	$ 13	$ 180
Business operating profit(1)	$ 99	$ 234

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees, insurance deposits and net income for our life insurance operations in the United Kingdom and Ireland for the six months ended June 30, 2002 and 2001. The table below is presented prior to inter-segment eliminations.

	Gross Written Premiums and Policy Fees		Insurance Deposits		Net Income	
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001	2002	2001
	($ in Millions)					
United Kingdom	$748	$921	$2,197	$1,985	$8	$177
Ireland	48	44	160	146	6	5

Total Premium Volume

Gross written premiums, policy fees and insurance deposits increased $57 million, or 2%, from $3.1 billion for the six months ended June 30, 2001 to $3.2 billion for the six months ended June 30, 2002.

Gross written premiums and policy fees decreased $169 million, or 18%, from $965 million for the six months ended June 30, 2001 to $796 million for the six months ended June 30, 2002. The decline in the U.K. stock market resulted in lower annual management charges and lower deductions for policyholder tax. For a discussion of policyholder tax, see "—Material Items Affecting our Results of Operations—Presentation of Tax Attributable to U.K. Life Insurance Policyholder Earnings." In addition, lower levels of new business and a change in product mix have reduced gross written premiums and policy fees. Finally, gross written premiums from Allied Dunbar and Eagle Star decreased in the first half of 2002 reflecting a continued move away from non-unit linked products.

Life insurance deposits increased $226 million, or 11%, from $2.1 billion for the six months ended June 30, 2001 to $2.4 billion for the six months ended June 30, 2002.

Total Revenues

Total revenues for our UKISA life insurance operations decreased $186 million, or 16%, from $1.1 billion for the six months ended June 30, 2001 to $943 million for the six months ended June 30, 2002. Net earned premiums and policy fees decreased $125 million, or 14%, from $886 million for the six months ended June 30, 2001 to $761 million for the six months ended June 30, 2002. This was due to the $169 million reduction in gross written premiums explained above, partially offset by a decrease in reinsurance cessions, primarily reflecting the sale of Zurich Life's group permanent health insurance business to UNUM in 2001.

Net investment income and net realized/unrealized capital gains decreased by $35 million, or 22%, from $157 million for the six months ended June 30, 2001 to $122 million for the six months ended June 30, 2002. Net investment income decreased by $32 million, from $426 million for the six months ended June 30, 2001 to $394 million for the six months ended June 30, 2002. This was mainly due to lower interest earned on inter-company loans, a decline in mortgage referrals which resulted in lower fees earned and fewer investment properties held by Eagle Star Life.

Other income decreased $26 million, or 30%, from $86 million for the six months ended June 30, 2001 to $60 million for the six months ended June 30, 2002.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased $122 million, or 12%, from $978 million for the six months ended June 30, 2001 to $1.1 billion for the six months ended June 30, 2002.

Total losses, loss adjustment expenses and insurance benefits decreased by $45 million, or 25%, from $183 million for the six months ended June 30, 2001 to $138 million for the six months ended June 30, 2002. This was primarily due to a reduction in death and life insurance benefits of $67 million. Reserves have been reduced in line with the lower level of gross written premiums and a continued move away from non-unit linked products. Finally, the 2001 changes in modeling reserves for our bond business had increased reserves in the first half of 2001 by $30 million, which were not repeated in the first half of 2002. In addition, policyholders dividends and participation in profits decreased by $35 million in the first half of 2002, reflecting our policyholders' share of the impact of a depressed stock market in the United Kingdom.

Total costs and expenses increased by $175 million, or 24%, from $743 million for the six months ended June 30, 2001 to $918 million for the six months ended June 30, 2002, primarily due to changes in the present value of future profits of acquired business and deferred acquisition costs. These items, affected by movement in the stock market and changes in methodology, have increased expenses by $109 million in the first half of 2002.

Net Income

Net income for our UKISA life insurance operations decreased $167 million, or 93%, from $180 million for the six months ended June 30, 2001 to $13 million for the six months ended June 30, 2002 reflecting declines in net earned premiums and net investment income coupled with increased expenses.

Business operating profit for our UKISA life insurance operations decreased $135 million, or 58%, from $234 million for the six months ended June 30, 2001 to $99 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—Rest of the World

The table below presents information regarding the contribution of our operations in the Rest of the World region to our Life Insurance segment's total premium volume and results of operations for the six months ended June 30, 2002 and 2001.

	Six months Ended June 30,	
	2002	2001
	($ in Millions)	
Total premium volume		
Gross written premiums and policy fees	$ 349	$ 288
Life insurance deposits	346	305
Gross written premiums, policy fees and insurance deposits	$ 695	$ 593
Revenues:		
Gross written premiums and policy fees	$ 349	$ 288
Net earned premiums and policy fees	$ 311	$ 256
Net investment income and net realized/unrealized capital gains	34	68
Other income	14	11
Total revenues	$ 359	$ 335
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$(199)	$(161)
Total costs and expenses	(110)	(148)
Amortization of intangibles	(1)	(5)
Total benefits, losses and expenses	$(310)	$(314)
Net income	$ 30	$ 14
Business operating profit[1]	$ 56	$ 14

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums, policy fees and insurance deposits for our life insurance operations in the Rest of the World increased $102 million, or 17%, from $593 million for the six months ended June 30, 2001 to $695 million for the six months ended June 30, 2002. Gross written premiums and policy fees increased by $61 million, or 21%, from $288 million for the six months ended June 30, 2001 to $349 million for the six months ended June 30, 2002. Life insurance deposits increased by $41 million, or 13%, from $305 million for the six months ended June 30, 2001 to $346 million for the six months ended June 30, 2001.

Gross written premiums and policy fees increased $38 million in Argentina, $18 million in Mexico and $17 million in Taiwan for the six months ended June 30, 2002 as compared to the six months ended June 30, 2001.

Total Revenues

Total revenues for our life insurance operations in the Rest of the World increased by $24 million, or 7%, from $335 million for the six months ended June 30, 2001 to $359 million for the six months ended June 30, 2002. Net earned premiums and policy fees increased $55 million, or 21%, from $256 million for the six months ended June 30, 2001 to $311 million for the six months ended June 30, 2002 in line with the growth in gross written premiums and policy fees. Net investment income and net realized/unrealized capital gains decreased $34 million, or 50%, from $68 million for the six months ended June 30, 2001 to $34 million for the six months ended June 30, 2002 due to poor investment results. Other income increased $3 million to $14 million in the first half of 2002.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses declined by $4 million, or 1%, from $314 million for the six months ended June 30, 2001 to $310 million for the six months ended June 30, 2002.

Total losses, loss adjustment expenses and insurance benefits increased by $38 million, or 24%, from $161 million for the six months ended June 30, 2001 to $199 million for the six months ended June 30, 2002 reflecting additional claims costs associated with premium growth. This increase was offset by a reduction in total costs and expenses of $38 million, or 26%, from $148 million for the six months ended June 30, 2001 to $110 million for the six months ended June 30, 2002. In Argentina, the level of foreign currency gains in the first half of 2002 increased dramatically since last year. This caused a $41 million reduction in total expenses in the first half of 2002.

Net Income

Net income for our life insurance operations in the Rest of the World increased $16 million, or 114%, from $14 million for the six months ended June 30, 2001 to $30 million for the six months ended June 30, 2002.

Business operating profit for our life insurance operations in the Rest of the World increased $42 million, or 300%, from $14 million for the six months ended June 30, 2001 to $56 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Asset Management

The table below presents information regarding our Asset Management segment as of and for the six months ended June 30, 2002 and 2001. In April 2002, we sold our Zurich Scudder Investment operations to Deutsche Bank and, in May 2002, we sold our asset management operations in Italy and Germany to Deutsche Bank. Additionally, in May 2002 we sold our asset management operations in Mexico. Our Asset Management segment now consists primarily of our Threadneedle business in the UKISA region. Our results of operations for the six months ended June 30, 2002 thus include the results of these operations until their disposal in April and May 2002, respectively. Our results of operations for the six months ended June 30, 2001 include the results of these operations for the entire period.

	As of and for the Six Months Ended June 30,	
	2002	2001
Assets under management:		
Third party assets:		
Individual[1]	$ 10,982	$138,746
Institutional	7,014	97,766
Total third party assets	17,996	236,512
Separate account (unit linked) assets	58,803	52,814
Group investments	155,934	121,951
Total assets under management	$232,733	$411,277
Revenues:		
Asset management fee income	$ 464	$ 776
Other income	74	7
Total management fee and other related income	538	783
Gain on disposal of businesses	456	—
Net investment income and net realized/unrealized capital gains[2]	9	53
Total revenues	$ 1,003	$ 836
Expenses:		
Total management costs and expenses	$ (504)	$ (838)
Amortization of intangibles	(28)	(51)
Total costs and expenses	$ (532)	$ (889)
Net income/(loss)	$ 394	$ (40)
Business operating profit:[3]		
Net income/(loss)	$ 394	$ (40)
Less: special provisions and gains on disposals	456	—
Less: tax expense	(69)	15
Less: realized/unrealized capital gains	(3)	32
Less: realized/unrealized gains/losses allocated to policyholders	—	—
Business operating profit/(loss)	$ 10	$ (87)

(1) Individual assets include two lines of business: mutual funds and high net worth customers.

(2) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Assets Under Management

Total assets under management decreased $178.6 billion, or 43%, from $411.3 billion for the six months ended June 30, 2001 to $232.7 billion for the six months ended June 30, 2002. The decline in total assets under management was primarily due to the sale of Zurich Scudder Investment and our asset management businesses in Italy and Germany to Deutsche Bank in the first half of 2002.

Third party assets under management decreased $218.5 billion, or 92%, from $236.5 billion for the six months ended June 30, 2001 to $18.0 billion for the six months ended June 30, 2002 primarily as a result of the sale of our asset management operations.

Our retained asset management operations in UKISA, the largest within the Group subsequent to the sale to Deutsche Bank, are conducted under the "Threadneedle" brand. Total assets under management by Threadneedle, which consists of Group assets and third party retail and institutional assets, totaled $72.7 billion as of June 30, 2002, an increase of 6% from June 30, 2001. Total third party assets under management by Threadneedle increased by $1.8 billion, or 13%, from $13.9 billion as of June 30, 2001 to $15.7 billion as of June 30, 2002, primarily due to inflows as a result of new initiatives and products and the 8% appreciation of the British pound against the U.S. dollar in the first half of 2002.

Separate account assets under management increased $6.0 billion, or 11%, from $52.8 billion as of June 30, 2001 to $58.8 billion as of June 30, 2002 due to the acquisition of the Deutscher Herold life insurance business in Germany and the impact of the appreciation of the British pound against the U.S. dollar on our life insurance business in UKISA. Separate account assets in our UKISA region are managed by Threadneedle, which we have retained, and constitute the majority of our total separate account assets. These assets increased by $1.3 billion, or 4%, from $36.3 billion as of June 30, 2001 to $37.6 billion as of June 30, 2002 primarily due to the appreciation of the British pound.

Total Revenues

Total revenues increased $167 million, or 20%, from $836 million for the six months ended June 30, 2001 to $1.0 billion for the six months ended June 30, 2002. Total revenues in the first half of 2002 benefitted from gains on disposals of businesses of $456 million, the majority of which related to the sale of Zurich Scudder Investments. Excluding these gains revenues declined by $289 million, or 35%, from $836 million for the six months ended June 30, 2001 to $547 million for the six months ended June 30, 2002 primarily due to the effects of the disposal.

Asset management fee income declined $312 million, or 40% from $776 million for the six months ended June 30, 2001 to $464 million for the six months ended June 30, 2002 due to the disposal of the asset management operations mentioned above. The decrease in asset management fee income was more than offset by the recognition of $456 million of gains on the disposal of the asset management operations during the first half of 2002.

Total fee income generated from the asset management operations of Threadneedle increased $3 million, or 2%, from $123 million for the six months ended June 30, 2001 to $126 million for the six months ended June 30, 2002.

Other income increased $67 million from $7 million for the six months ended June 30, 2001 to $74 million for the six months ended June 30, 2002.

Total Costs and Expenses

Total costs and expenses decreased $357 million, or 40%, from $889 million for the six months ended June 30, 2001 to $532 million for the six months ended June 30, 2002, again reflecting the impact of the sale of Zurich Scudder Investment and the other asset management operations in Italy and Germany. Total costs and expenses at Threadneedle increased $5 million, or 4%, from $105 million for the six months ended June 30, 2001 to $110 million for the six months ended June 30, 2002 largely due to increased compensation expenses.

Net (Loss)/Income

Our Asset Management segment's net income increased $434 million from a net loss of $40 million for the six months ended June 30, 2001 to net income of $394 million for the six months ended June 30, 2002 primarily due to $373 million of after tax gains on the sale of our asset management businesses discussed above.

Business operating profit for our Asset Management segment increased $97 million from a loss of $87 million for the six months ended June 30, 2001 to a profit of $10 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Farmers Management Services

The table below presents information regarding the premium volume of the Farmers P&C Group Companies, which we provide management services to but do not own, and information regarding the contribution of our Farmers Management Services segment to our results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
Total premium volume of the Farmers P&C Group Companies		
Gross written premiums	$6,866	$6,296
Gross earned premiums	$6,362	$6,015
Farmers Management Services:		
Revenues:		
Management fees revenue	$ 828	$ 778
Other related revenue	57	51
Management fees and other related revenue	885	829
Net investment income and net realized/unrealized capital gains[(1)]	30	60
Total revenues	$ 915	$ 889
Expenses:		
Total management costs and expenses	$ (453)	$ (445)
Amortization of intangibles	(21)	(21)
Total costs and expenses	$ (474)	$ (466)
Net income	$ 269	$ 262
Business operating profit:[(4)]		
Net income	$ 269	$ 262
Less: special provisions and gains on disposals	—	—
Less: tax expense	(172)	(161)
Less: realized/unrealized capital gains	(4)	15
Less: realized/unrealized gains/losses allocated to policyholders	—	—
Business operating profit	$ 445	$ 408
Other data:		
Average management fee rate[(2)]	13.0%	12.9%
Gross operating margin[(3)]	51.2%	49.0%

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Average management fee rate is equal to the management fees divided by the gross earned premiums of the Farmers P&C Group Companies.

(3) Gross operating margin is equal to the difference of management fees and other related revenue minus Farmers management expenses and other related expenses divided by management fees and other related revenue. Farmers management expenses and other related expenses, included within total costs and expenses, were $432 million for the six months ended June 30, 2002 and $423 million for the six months ended June 30, 2001.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums of the Farmers P&C Group Companies increased $570 million, or 9%, from $6.3 billion for the six months ended June 30, 2001 to $6.9 billion for the six months ended June 30, 2002. Gross earned premiums of the Farmers P&C Group Companies increased $347 million, or 6%, from $6.0 billion for the six months ended June 30, 2001 to $6.4 billion for the six months ended June 30, 2002. The increase in gross earned premiums was driven primarily by rate increases implemented in most lines of business in the first half of 2002.

Total Revenues

Total revenues for our Farmers Management Services segment increased $26 million, or 3%, from $889 million for the six months ended June 30, 2001 to $915 million for the six months ended June 30, 2002. Management fees and other related revenue, which primarily consists of management fees paid to Farmers Group, Inc. and its subsidiaries (collectively, the "Farmers Management Company") from the Farmers P&C Group Companies, increased $56 million, or 7%, from $829 million for the six months ended June 30, 2001 to $885 million for the six months ended June 30, 2002. This growth in revenues was primarily attributable to the 6% increase in gross premiums earned of the Farmers P&C Group Companies. The average management fee rate remained relatively stable at approximately 13% of the Farmers P&C Group Companies' gross earned premiums for the six months ended June 30, 2001 and 2002.

Net investment income and net realized/unrealized capital gains decreased $30 million, or 50% from $60 million for the six months ended June 30, 2001 to $30 million for the six months ended June 30, 2002. This decrease was caused by a change in our portfolio mix which resulted in a larger portion of invested assets being held in short term securities earning lower investment yields, as well as declining market yields and unfavorable market conditions. Also contributing to the decrease between periods was an asset impairment charge for the six months ended June 30, 2002 related to write downs of equity securities as a result of the continued downturn in the U.S. equity markets.

Total Expenses

Total costs and expenses increased $8 million, or 2%, from $466 million for the six months ended June 30, 2001 to $474 million for the six months ended June 30, 2002. This relatively low increase in relation to the growth of management fees and other related revenue resulted from our strict attention to cost controls and changes in the timing of expenses.

Net Income

As a result of the above, net income for our Farmers Management Services segment increased $7 million, or 3%, from $262 million for the six months ended June 30, 2001 to $269 million for the six months ended June 30, 2002.

Business operating profit for our Farmers Management Services segment increased $37 million, or 9%, from $408 million for the six months ended June 30, 2001 to $445 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Capital Markets & Banking

The table below presents information regarding our Capital Markets & Banking segment for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Net earned premiums and policy fees	$ 2	$ 20
Asset management fee income	21	24
Net investment income[(1)]	312	143
Net realized/unrealized gains on investments[(1)]	31	176
Gain on disposal of businesses	16	—
Other income	(61)	83
Total revenues	$ 321	$ 446
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[(2)]	$ (2)	$ (7)
Interest expense on debt	(117)	(171)
Total costs and expenses[(3)]	(175)	(151)
Total benefits, losses and expenses	$(294)	$(329)
Net (loss)/income	$ (32)	$ 66
Business operating profit:[(4)]		
Net (loss)/income	$ (32)	$ 66
Less: special provisions and gains on disposals	16	—
Less: tax expense	(11)	(16)
Less: realized/unrealized capital gains	31	176
Less: realized/unrealized gains/losses relating to ZCM	(20)	(153)
Business operating profit	$ (48)	$ 59

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits includes non-life losses and loss adjustment expenses.

(3) Total costs and expenses includes underwriting and policy acquisition costs and other operating and administrative expenses.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Revenues

Total revenues for our Capital Markets & Banking segment decreased $125 million, or 28%, from $446 million for the six months ended June 30, 2001 to $321 million for the six months ended June 30, 2002. Market conditions contributed to an overall slowdown in transaction origination in our capital markets operations, partly offset by an increase in our retail banking operations. ZCM is the most significant operation within this segment accounting for 76% of total revenues in the first half of 2002. Total revenues for ZCM declined $107 million, or 30%, from $352 million for the six months ended June 30, 2001 to $245 million for the six months ended June 30, 2002. Total revenues for all capital market activities declined $133 million, or 35%, from $375 million for the six months ended June 30, 2001 to $242 million for the six months ended June 30, 2002.

Net earned premiums and policy fees declined $18 million, or 90%, from $20 million for the six months ended June 30, 2001 to $2 million for the six months ended June 30, 2002. Asset management fee income declined $3 million, or 13%, from $24 million for the six months ended June 30, 2001 to $21 million for the six months ended June 30, 2002.

Net investment income and net realized/unrealized capital gains recognized in income increased $24 million, or 8% from $319 million for the six months ended June 30, 2001 to $343 million for the six months ended June 30, 2002. This growth was attributable to a $169 million increase in net investment income offset by a decline in net realized/unrealized capital gains of $145 million. Additionally, in the first

quarter of 2002, we sold 49.9% of Zurich Bank, located in the United Kingdom, to Halifax Bank of Scotland, resulting in a net gain before tax of approximately $16 million.

Other income in the first half of 2002 declined $144 million from the prior year period reflecting decreased ZCM structured products activity.

Total Expenses

Total benefits, losses and expenses decreased $35 million, or 11%, from $329 million for the six months ended June 30, 2001 to $294 million for the six months ended June 30, 2002. Other operating and administrative expenses increased $29 million, or 20%, from $144 million for the six months ended June 30, 2001 to $173 million for the six months ended June 30, 2002, resulting primarily from increased staffing costs mainly in New York and Australia. Operating expenses for ZCM were $111 million for the first half of 2002, as compared to $81 million for the first half of 2001. This was more than offset by a decrease in interest expenses of $51 million in the first half of 2002 resulting from lower interest rates.

Net (Loss)/Income

Net income for our Capital Markets & Banking segment decreased by $98 million, or 148%, from net income of $66 million for the six months ended June 30, 2001 to a net loss of $32 million for the six months ended June 30, 2002. Net income for ZCM decreased $100 million from net income of $67 million for the six months ended June 30, 2001 to a net loss of $33 million for the six months ended June 30, 2002. All capital markets-related activities reported a net loss of $40 million during the first six months of 2002 compared to net income of $81 million for the same period in 2001.

Business operating profit for our Capital Markets & Banking segment decreased $107 million, or 181%, from a profit of $59 million for the six months ended June 30, 2001 to a loss of $48 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Centre

The table below presents information regarding our Centre segment for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 784	$ 691
Net earned premiums and policy fees	$ 660	$ 540
Net investment income and net realized/unrealized capital gains(1)	137	280
Other income	65	72
Total revenues	$ 862	$ 892
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(2)	$(581)	$(534)
Total costs and expenses(3)	(241)	(243)
Amortization of intangibles	(3)	(3)
Total benefits, losses and expenses	$(825)	$(780)
Net income	$ 22	$ 112
Business operating profit:(4)		
Net income	$ 22	$ 112
Less: special provisions and gains on disposals	—	—
Less: tax expense	(15)	—
Less: realized/unrealized capital gains	(65)	62
Less: realized/unrealized gains/losses allocated to policyholders	—	—
Business operating profit	$ 102	$ 50

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits includes non-life losses and loss adjustment expenses, death and life insurance benefits, increase in future policyholder benefits and policyholder dividends and participation in profits.

(3) Total costs and expenses including underwriting and policy acquisition costs, other operating and administrative expenses and interest expenses.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Revenues

Centre's gross written premiums increased $93 million, or 13%, from $691 million for the six months ended June 30, 2001 to $784 million for the six months ended June 30, 2002. Centre's transaction count for the six months ended June 30, 2002 was similar to the same period in 2001. In the first half of 2002, Centre built on its existing diversified business base by including transactions in areas such as European leveraged loan collateralized debt obligations, U.S. real estate, and structured property and casualty insurance and reinsurance worldwide. In addition, transactions were closed for customers as diverse as a Japanese consumer loan company, an Australian property developer, several European banks and an American long term care insurer.

Net earned premiums increased $120 million, or 22%, from $540 million for the six months ended June 30, 2001 to $660 million for the six months ended June 30, 2002. The $120 million increase in earned premiums comes primarily from a new transaction in the life and disability market.

Net investment income and net realized/unrealized capital gains recognized in income decreased $143 million, or 51%, from $280 million for the six months ended June 30, 2001 to $137 million for the six months ended June 30, 2002. This decrease was attributable primarily to a $133 million reduction in net realized capital gains from net gains of $62 million for the first half of 2001 to net losses of $71 million for the first half of 2002. Factors that contributed to this decrease during the first six months of 2002 included losses on bond holdings such as WorldCom ($29 million) and overall declines in the global equity markets.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased by $45 million, or 6%, from $780 million for the six months ended June 30, 2001 to $825 million for the six months ended June 30, 2002. Total losses, loss adjustment expenses and insurance benefits increased $47 million, or 9%, from $534 million for the six months ended June 30, 2001 to $581 million for the six months ended June 30, 2002 due to additional costs associated with premium growth.

Total costs and expenses, including administrative expenses, remained relatively stable, decreasing $2 million, or 1%, from $243 million for the six months ended June 30, 2001 to $241 million for the six months ended June 30, 2002.

Net Income

Net income for Centre decreased by $90 million, or 80%, from $112 million for the six months ended June 30, 2001 to $22 million for the six months ended June 30, 2002 primarily due to the reduction in net investment income and net realized/unrealized capital gains.

Business operating profit for Centre increased $52 million, or 104%, from $50 million for the six months ended June 30, 2001 to $102 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Reinsurance - discontinued

During 2001, we restructured our third-party reinsurance business, historically operated under the "Zurich Re" brand name, into a new group, Converium, which was initially wholly owned by the Group. In December 2001, the Group disposed of its holding of the share capital of Converium by way of an IPO on the SWX Swiss Exchange and the New York Stock Exchange.

Our Reinsurance - discontinued segment includes the run-off of certain liabilities retained by the Group in connection with the disposal of Converium. These liabilities consist primarily of the run-off of business written prior to January 1, 1987 and indemnities given to Converium, mainly relating to losses arising from the terrorist acts of September 11, 2001. The six month period ended June 30, 2001 includes the results of Converium while it was still part of the Group's operations.

The table below presents information regarding our Reinsurance segment's results of operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 376	$ 1,376
Net earned premiums and policy fees	$ (1)	$ 1,028
Net investment income and net realized/unrealized capital gains(1)	82	131
Gain on disposal of businesses	—	—
Other income	(1)	(2)
Total revenues	$ 80	$ 1,157
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(2)	$(237)	$ (871)
Total costs and expenses(3)	(25)	(285)
Amortization of intangibles	—	(2)
Total benefits, losses and expenses	$(262)	$(1,158)
Net (loss)/income	$(202)	$ 5
Business operating profit:(4)		
Net (loss)/income	$(202)	$ 5
Less: special provisions and gains on disposals	(254)	—
Less: tax expense	(20)	6
Less: realized/unrealized capital gains	1	(27)
Less: realized/unrealized gains/losses applicable to policyholders	—	—
Business operating profit	$ 71	$ 26

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(3) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees for our Reinsurance - discontinued segment decreased $1 billion, or 73%, from $1.4 billion for the six months ended June 30, 2001 to $376 million for the six months ended June 30, 2002. At the time of the Converium disposal, it was not possible to novate the entire post-1987 portfolio from the Group to Converium. As a result, the solution was to retrocede the portfolio through a 100% quota share agreement.

Total Revenues

Our Reinsurance - discontinued segment's total revenues decreased $1.1 billion, or 93%, from $1.2 billion for the six months ended June 30, 2001 to $80 million for the six months ended June 30, 2002. Net earned premiums and policy fees decreased $1.0 billion, from $1.0 billion for the six months ended June 30, 2001 to a loss of $1 million for the six months ended June 30, 2002. This resulted from the disposal of Converium in the second half of 2001. In addition, virtually all of the gross written premiums and policy fees of our Reinsurance - discontinued segment were ceded to Converium. Total net investment income and net realized/unrealized capital gains decreased $49 million, or 37%, from $131 million for the six months ended June 30, 2001 to $82 million for the six months ended June 30, 2002. This decline was caused by a reduction in assets held for investment after the disposal of Converium in the second half of 2001, which led to a $78 million decrease in net investment income. This was partially offset by investment income resulting from new assets transferred at the end of 2001 to back our run-off liabilities.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses decreased $896 million, or 77%, from $1.2 billion for the six months ended June 30, 2001 to $262 million for the six months ended June 30, 2002.

Total losses, loss adjustment expense and insurance benefits decreased $634 million, or 73%, from $871 million for the six months ended June 30, 2001 to $237 million for the six months ended June 30, 2002. This resulted primarily from the disposal of Converium, partly offset by reserve strengthening of $254 million, mainly related to U.S. asbestos exposures that we retained after the disposal that are in run-off, including those related to Turegum, Eagle Star Re and units in the United States.

Total costs and expenses decreased $260 million, or 91%, from $285 million for the six months ended June 30, 2001 to $25 million for the six months ended June 30, 2002 as a result of the disposal of Converium.

Net (Loss)/Income

Our Reinsurance - discontinued segment's net income decreased $207 million from net income of $5 million for the six months ended June 30, 2001 to a net loss of $202 million for the six months ended June 30, 2002 mainly due to the reserve strengthening in the first half of 2002. Net income prior to the special provisions increased $47 million from $5 million for the six months ended June 30, 2001 to $52 million for the six months ended June 30, 2002.

Business operating profit for our Reinsurance - discontinued segment increased $45 million, or 173%, from $26 million for the six months ended June 30, 2001 to $71 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Corporate

The table below presents information regarding our Corporate segment for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30,	
	2002	2001
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 369	$ 130
Net earned premiums and policy fees	$ 115	$ 66
Asset management fee income	1	1
Net investment income and net realized/unrealized capital gains(1)	8	154
Other income	105	148
Total revenues	$ 229	$ 369
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(2)	$ (292)	$(140)
Interest expense on debt	(331)	(325)
Amortization of intangibles	(64)	(6)
Total costs and expenses(3)	(568)	(275)
Total benefits, losses and expenses	$(1,255)	$(746)
Net (loss)	$(1,009)	$(384)
Business operating profit:(4)		
Net (loss)	$(1,009)	$(384)
Less: special provisions and gains on disposals	(478)	—
Less: tax expense	19	(8)
Less: realized/unrealized capital gains	(159)	3
Less: realized/unrealized gains/losses applicable to policyholders	—	—
Business operating profit	$ (391)	$(379)

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits includes non-life losses and loss adjustment expenses, death and life insurance benefits, increase in future policyholder benefits and policyholder dividends and participation in profits.

(3) Total costs and expenses including underwriting and policy acquisition costs, other operating and administrative expenses and interest expenses.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees for our Corporate segment increased $239 million, or 184%, from $130 million for the six months ended June 30, 2001 to $369 million for the six months ended June 30, 2002 due to new domestic business in Europe which was ceded to third party reinsurers.

Total Revenues

Total revenues decreased by $140 million, or 38% from $369 million for the six months ended June 30, 2001 to $229 million for the six months ended June 30, 2002 due to lower investment income and other income.

Net earned premiums and policy fees increased by $49 million, or 74%, from $66 million for the six months ended June 30, 2001 to $115 million for the six months ended June 30, 2002 due to the impact of the de-merger of the Threadneedle businesses.

Net investment income and net realized/unrealized capital gains decreased $146 million, or 95%, from $154 million for the six months ended June 30, 2001 to $8 million for the six months ended June 30, 2002. This reduction was primarily due to unrealized losses on investments due to write downs amounting to $163 million for the Bâloise swap and options.

Other income decreased by $43 million, or 29%, from $148 million for the six months ended June 30, 2001 to $105 million for the six months ended June 30, 2002.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our Corporate segment increased by $509 million, or 68%, from $746 million for the six months ended June 30, 2001 to $1.3 billion for the six months ended June 30, 2002.

Total losses, loss adjustment expenses and insurance benefits increased by $152 million, or 109%, from $140 million for the six months ended June 30, 2001 to $292 million for the six months ended June 30, 2002 reflecting reserve strengthening of $165 million on a pre-tax basis ($115 million after tax).

Total costs and expenses, including amortization costs associated with intangible assets, increased $351 million, or 125%, from $281 million for the six months ended June 30, 2001 to $632 million for the six months ended June 30, 2002. The increase in these expenses was primarily due to the $238 million pre-tax (or $227 million after tax) write down of certain capitalized software costs related to E-business initiatives that have been discontinued and other assets that have a reduced carrying value, as well as $61 million (pre- and post-tax) of goodwill impairments related to Zurich Life.

Net Loss

Our Corporate segment's net loss increased $625 million, or 163%, from $384 million for the six months ended June 30, 2001 to $1.0 billion for the six months ended June 30, 2002. Net loss prior to the special provisions increased $222 million, or 58%, from a loss of $384 million for the six months ended June 30, 2001 to a loss of $606 million for the six months ended June 30, 2002.

Business operating profit for our Corporate segment decreased $12 million, or 3%, from a loss of $379 million for the six months ended June 30, 2001 to a loss of $391 million for the six months ended June 30, 2002. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Consolidated Results of Operations for the Years Ended December 31, 2001 and 2000

The table below presents our total owned and managed premium volume for the years ended December 31, 2001 and 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)	
Owned:		
Non-life insurance gross written premiums and policy fees	$23,345	$19,290
Life insurance gross written premiums and policy fees	7,828	7,462
Life insurance deposits	10,043	8,834
Life insurance total premium volume	17,871	16,296
Reinsurance - discontinued gross written premiums and policy fees	2,986	2,641
Capital Markets & Banking gross written premiums and policy fees	21	47
Centre gross written premiums and policy fees	1,187	1,370
Corporate gross written premiums and policy fees	268	360
Total gross written premiums, policy fees and insurance deposits before eliminations	45,678	40,004
Intersegment eliminations	(871)	(760)
Total owned premium volume	44,807	39,244
Managed:		
Farmers P&C Group Companies gross written premiums	12,762	11,800
Gross written premiums ceded by Farmers P&C Group Companies to Group affiliates[(1)]	(1,375)	(1,000)
Total owned and managed premium volume	$56,194	$50,044

(1) Included in "Farmers P&C Group Companies gross written premiums" are premiums that are ceded to Group companies and therefore are also included in "Non-life insurance gross written premiums and policy fees." In order to avoid double counting, these premiums have been eliminated in calculating our total owned and managed premium volume for the periods presented. These premiums ceded to Group companies were as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)	
Non-Life Insurance—North America Consumer	$ 400	$1,000
Non-Life Insurance—Other	975	—
Total	$1,375	$1,000

The table below presents summary consolidated income statement data for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$34,764	$30,410
Net earned premiums and policy fees	$27,250	$24,760
Management fees and other related income	3,107	3,137
Net investment income and net realized/unrealized capital gains[1]	6,644	8,477
Gain on disposal of discontinued operations	298	—
Other income	1,178	1,037
Total revenues	38,477	37,411
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	(24,853)	(21,218)
Total costs and expenses	(13,447)	(12,600)
Amortization of intangibles	(392)	(442)
Total benefits, losses and expenses	(38,692)	(34,260)
Operating income	(215)	3,151
Income tax expense	(84)	(734)
Net income before minority interests	(299)	2,417
Net income applicable to minority interests	(88)	(101)
Net (loss)/income	$ (387)	$ 2,316
Business operating profit:[2]		
Net (loss)/income	$ (387)	$ 2,316
Less: special provisions and gains on disposals	(509)	450
Less: tax expense, adjusting for U.K. life insurance policyholder tax	(380)	(901)
Less: realized/unrealized capital gains	648	2,319
Less: realized/unrealized gains/losses allocated to policyholders	199	(589)
Less: realized/unrealized gains/losses relating to the Capital Markets & Banking segment	(528)	(265)
Business operating profit	$ 183	$ 1,302

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Owned and Managed Premium Volume

Total owned and managed premium volume increased $6.2 billion, or 12%, from $50.0 billion in 2000 to $56.2 billion in 2001. Excluding the Farmers P&C Group Companies, total owned premium volume increased $5.6 billion, or 14%, from $39.2 billion in 2000 to $44.8 billion in 2001.

Gross written premiums and policy fees increased $4.4 billion, or 14%, from $30.4 billion in 2000 to $34.8 billion in 2001. Our Non-Life Insurance segment's gross written premiums and policy fees increased $4.0 billion, or 21%, from $19.3 billion in 2000 to $23.3 billion in 2001. This growth is primarily attributable to rate increases in key markets and new business growth in certain lines of business and markets. Within our Non-Life Insurance segment, North America Corporate, which serves our corporate customers in the United States and Canada, was our largest non-life insurance contributor, accounting for 47% of our reported non-life insurance gross written premiums and policy fees in 2001, an increase of 5 percentage points compared with 2000. The next largest non-life insurance contributors were Continental Europe and UKISA which together accounted for 42% of our reported non-life insurance gross written premiums and policy fees in 2001.

Our Life Insurance segment's gross written premiums and policy fees increased $366 million, or 5%, from $7.5 billion in 2000 to $7.8 billion in 2001. Within our Life Insurance segment, the North America Consumer and Continental Europe regions experienced the largest dollar growth in gross written premiums

and policy fees in 2001 of $275 million, or 28%, and $177 million, or 4%, respectively. Life insurance premiums recorded as policyholder deposits increased $1.2 billion, or 14%, from $8.8 billion in 2000 to $10.0 billion in 2001.

Gross written premiums and policy fees for our Reinsurance - discontinued segment increased $345 million, or 13%, from $2.6 billion in 2000 to $3.0 billion in 2001. In December 2001, the Group disposed of its holding of the share capital of Converium by way of an IPO on the SWX Swiss Exchange and the New York Stock Exchange. The Reinsurance - discontinued segment's results include the results of Converium for the year to December 11, 2001 and the results of the run-off of certain liabilities retained by the Group as a result of the restructuring of Zurich Re's operations into Converium. Our Centre segment's gross written premiums decreased $183 million, or 13%, from $1.4 billion in 2000 to $1.2 billion in 2001. Lastly, our Corporate segment's gross written premiums decreased $92 million, or 26%, from $360 million in 2000 to $268 million in 2001.

Total Revenues

Total revenues increased $1.1 billion, or 3%, from $37.4 billion in 2000 to $38.5 billion in 2001.

Net earned premiums and policy fees increased $2.5 billion, or 10%, from $24.8 billion in 2000 to $27.3 billion in 2001. Although gross written premiums grew 14% during 2001, the timing of when these new policies were written, and the increased use of reinsurance, led to lower growth in net earned premiums than in gross written premiums. We evaluate regularly our reinsurance purchasing requirements and consequently the level of premiums retained may change from year to year.

Management fees and other related revenue from our Farmers Management Services, Capital Markets & Banking and Asset Management segments remained constant at $3.3 billion in 2000 and 2001. Our Farmers Management Services and Capital Markets & Banking segments reported increases in management fees and other related revenue from 2000 to 2001 of $101 million, or 6%, and $8 million, or 22%, respectively. Management fees and other related revenue from our Asset Management segment declined $133 million, or 9%, from $1.7 billion in 2000 to $1.5 billion in 2001. In April 2002, we sold our Zurich Scudder Investments operations to Deutsche Bank and, in May 2002, we sold our asset management operations in Italy and Germany to Deutsche Bank. See "Business—Material Contracts—Deutsche Bank Agreements." Our Asset Management segment now consists primarily of our Threadneedle business in the United Kingdom.

Net investment income and net realized/unrealized capital gains decreased by $1.9 billion, or 22%, from $8.5 billion in 2000 to $6.6 billion in 2001. Net investment income declined $162 million, or 3%, from $6.2 billion in 2000 to $6.0 billion in 2001 while net realized capital gains declined $2.0 billion during the same period. Included in the decline of net capital gains were asset impairment charges totaling $838 million. This was partially offset by a reduction in our unrealized losses of $308 million in 2001.

Other income increased by $141 million, or 14%, from $1.0 billion in 2000 to $1.2 billion in 2001, mainly due to increases in our Non-Life Insurance and Centre segments in 2001. Within our Non-Life Insurance segment, the North America Corporate and Continental Europe regions reported the largest dollar increases in other income of $106 million and $41 million, respectively. Our Centre segment reported an increase in other income of $91 million, or 157%, from $58 million in 2000 to $149 million in 2001.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased $4.4 billion, or 13%, from $34.3 billion in 2000 to $38.7 billion in 2001. Our Non-Life Insurance segment had the largest increase in total benefits, losses and expenses of $4.0 billion, or 25%, from $15.4 billion in 2000 to $19.4 billion in 2001. In our seven other segments, total benefits, losses and expenses had a net increase of $508 million, or 3%, from $18.8 billion in 2000 to $19.3 billion in 2001. Within these seven other segments, our Reinsurance - discontinued segment had the largest increase of $1.2 billion while our Corporate segment experienced the largest decrease of $338 million during this same period.

Total losses, loss adjustment expenses and insurance benefits increased $3.7 billion, or 17%, from $21.2 billion in 2000 to $24.9 billion in 2001. The majority of this increase occurred in our Non-Life Insurance and Reinsurance - discontinued segments where total losses, loss adjustment expenses and insurance benefits grew by $3.3 billion and $1.1 billion, respectively. A key factor that contributed to the overall 17% increase in total losses, loss adjustment expenses and insurance benefits to the Group was the $807 million in losses we experienced from the September 11th terrorist attacks ($460 million in our Reinsurance - discontinued segment, $284 million in our Non-Life Insurance segment and $63 million in our

Centre segment). The amount of claims related to the September 11th terrorist attacks that have been paid up to and including December 31, 2001, net of reinsurance recoveries, is $44 million.

Total costs and expenses increased $847 million, or 7%, from $12.6 billion in 2000 to $13.4 billion in 2001 due primarily to increases in our Non-Life Insurance and Life Insurance segments of $603 million and $516 million, respectively.

Net (Loss)/Income

Net income decreased $2.7 billion, or 117%, from a reported net income of $2.3 billion in 2000 to a net loss of $387 million in 2001. The largest dollar decline in net income in 2001 occurred in our Non-Life Insurance and Reinsurance - discontinued segments of $1.4 billion and $563 million, respectively. Excluding our Corporate segment, the other segments which recorded a net loss in 2001 were our Reinsurance - discontinued segment, which had a net loss of $460 million, and our Asset Management segment, which had a net loss of $29 million.

Business operating profit decreased $1.1 billion, or 86%, from $1.3 billion in 2000 to $183 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Our effective tax rate increased from 23.3% in 2000 to 39.1% in 2001. Our statutory rate, which is based on weighted average statutory tax rates in the countries where we operate, increased from 30.8% in 2000 to 33.8% in 2001. The main reasons for the increase in the effective tax rate were that our losses were incurred in low tax jurisdictions and we incurred a higher amount of non-tax deductible expenses.

Results of Operations by Segment for the Years Ended December 31, 2001 and 2000

The table below presents our total revenues by segment for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$19,521	51%	$17,270	46%
Life Insurance	10,686	28	11,210	30
Asset Management	1,646	4	1,715	4
Farmers Management Services	1,733	4	1,788	5
Capital Markets & Banking	1,018	3	813	2
Centre	1,796	5	1,844	5
Reinsurance - discontinued	2,766	7	2,226	6
Corporate	359	1	968	3
Inter-segment eliminations[1]	(1,048)	(3)	(423)	(1)
Total	$38,477	100%	$37,411	100%

(1) "Inter-segment eliminations" represent the adjustments necessary to eliminate inter-segment transactions on consolidation. These have no effect on our net income.

The table below presents our net income by segment for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$ 102	(26)%	$1,514	65%
Life Insurance	621	(160)	965	42
Asset Management	(29)	7	51	2
Farmers Management Services	501	(129)	559	24
Capital Markets & Banking	89	(23)	80	4
Centre	101	(26)	131	6
Reinsurance - discontinued	(460)	119	103	4
Corporate	(1,312)	338	(1,087)	(47)
Total	$ (387)	100%	$2,316	100%

The table below presents our business operating profit by segment for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$ (145)	(79)%	$ 412	32%
Life Insurance	754	412	1,090	84
Asset Management	(36)	(20)	99	8
Farmers Management Services	853	466	836	64
Capital Markets & Banking	75	41	109	8
Centre	45	25	74	5
Reinsurance - discontinued	(386)	(211)	9	1
Corporate	(977)	(534)	(1,327)	(102)
Total	$ 183	100%	$ 1,302	100%

Non-Life Insurance

The table below presents information regarding our Non-Life Insurance segment's results of operations for the years ended December 31, 2001 and 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 23,345	$ 19,290
Net earned premiums and policy fees	$ 16,744	$ 14,235
Net investment income and net realized/unrealized capital gains[1]	2,266	2,674
Other income	511	361
Total revenues	$ 19,521	$ 17,270
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[2]	$(14,166)	$(10,845)
Total costs and expenses[3]	(5,171)	(4,568)
Amortization of intangibles	(24)	(24)
Total benefits, losses and expenses	$(19,361)	$(15,437)
Net income	$ 102	$ 1,514
Business operating profit:[4]		
Net income	$ 102	$ 1,514
Less: special provisions and gains on disposals	(284)	450
Less: tax expense	(49)	(300)
Less: realized/unrealized capital gains	580	952
Less: realized/unrealized gains/losses allocated to policyholders	—	—
Business operating profit	$ (145)	$ 412
Other data:		
Net loss and loss adjustment expense ratio[2]	84.2%	75.5%
Net expense ratio[3]	26.4	28.0
Net policyholder dividend and participation in profit ratio[2]	0.4	0.7
Net combined ratio	111.0%	104.2%

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(3) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Our "Other" region in the Non-Life Insurance segment tables below includes our Group internal reinsurance operations, which are not attributable to a specific geographic region but are managed on a global basis. These operations assume business from Group entities as a part of our overall risk management strategy. Once the risk retention level for the Group has been decided upon, the excess risk is ceded to third parties.

The table below presents the distribution by geographic region of our Non-Life Insurance segment's gross written premiums and policy fees for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$10,981	47%	$ 8,135	42%
North America Consumer	400	2	1,000	5
Continental Europe	6,004	26	5,554	29
UKISA	3,868	16	3,218	17
Rest of the World	1,689	7	1,348	7
Other	403	2	35	—
Total	$23,345	100%	$19,290	100%

The table below presents the distribution by geographic region of our Non-Life Insurance segment's net income for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 79	77%	$ 380	25%
North America Consumer	25	25	52	3
Continental Europe	153	150	456	30
UKISA	298	292	344	23
Rest of the World	67	66	—	—
Other	(520)	(510)	282	19
Total	$ 102	100%	$1,514	100%

The table below presents our non-life insurance combined ratio by geographic region for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
North America Corporate	111.2%	107.4%
North America Consumer	97.6%	97.5%
Continental Europe	108.6%	105.4%
UKISA	103.9%	103.0%
Rest of the World	101.2%	107.6%
Other	142.0%	87.7%
Total Non-Life Insurance	111.0%	104.2%

Total Premium Volume

Our Non-Life Insurance segment's gross written premiums and policy fees increased $4.0 billion, or 21%, from $19.3 billion in 2000 to $23.3 billion in 2001. The increase in gross written premiums and policy fees occurred in all regions with the exception of North America Consumer where gross written premiums and policy fees decreased 60% from $1 billion in 2000 to $400 million in 2001 due to a change in the quota share reinsurance agreement.

Total Revenues

Our Non-Life Insurance segment's total revenues increased $2.2 billion, or 13%, from $17.3 billion in 2000 to $19.5 billion in 2001 due to increases in net earned premiums and policy fees, partially offset by lower net realized capital gains.

Our Non-Life Insurance segment's net earned premiums and policy fees increased $2.5 billion, or 18%, from $14.2 billion in 2000 to $16.7 billion in 2001. Net earned premiums and policy fees grew in line with the growth in gross written premiums and policy fees.

Net investment income and net realized/unrealized capital gains decreased $408 million, or 15%, from $2.7 billion in 2000 to $2.3 billion in 2001. This decrease includes asset impairment charges of $189 million taken in 2001. The largest percentage declines in net investment income and net realized/unrealized capital gains occurred in our North America Consumer, Continental Europe and UKISA regions, of 50%, 23% and 12%, respectively.

Other income increased $150 million, or 42%, from $361 million in 2000 to $511 million in 2001. Increases in other income were reported in all regions with the exception of the Other region where other income remained flat. Our North America Corporate and Continental Europe regions reported the largest dollar increases in other income in 2001 of $106 million and $43 million, respectively.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our Non-Life Insurance segment increased $4.0 billion, or 25%, from $15.4 billion in 2000 to $19.4 billion in 2001. All regions, with the exception of North America Consumer, reported increases in total benefits, losses and expenses. Total benefits, losses and expenses decreased 60% in the North America Consumer region. The net combined ratio for our Non-Life Insurance segment increased 6.8 percentage points from 104.2% in 2000 to 111.0% in 2001, mainly due to a deterioration in the net loss ratio of 8.7 percentage points. Excluding the effects of the September 11th terrorist attacks, our net combined ratio would have been 109.3% in 2001.

Total losses, loss adjustment expenses and insurance benefits increased $3.4 billion, or 31%, from $10.8 billion in 2000 to $14.2 billion in 2001. Increases were reported in all regions with the exception of our North America Consumer region, which reported a 59% decline. Total losses, loss adjustment expenses and insurance benefits increased 50% in our North America Corporate, 26% in our Rest of the World, 12% in our Continental Europe and 8% in our UKISA regions. As a result, our net loss and loss adjustment expense ratio deteriorated 8.7 percentage points from 75.5% in 2000 to 84.2% in 2001.

Total costs and expenses increased $603 million, or 13%, from $4.6 billion in 2000 to $5.2 billion in 2001. As this growth rate was lower than our growth in net premium earned, our net expense ratio declined by 1.6 percentage points. The North America Corporate, Other and the UKISA regions had the largest dollar increase in total costs and expenses from the prior year of $346 million, $293 million and $89 million, respectively.

Net Income

Our Non-Life Insurance segment's net income decreased $1.4 billion, or 93%, from $1.5 billion in 2000 to $102 million in 2001. All regions, with the exception of the Rest of the World, reported decreases in net income. Net income declined 79% in North America Corporate, 52% in our North America Consumer, 66% in Continental Europe, 13% in UKISA and 284% in our Other regions. Our Other region includes the Group's internal reinsurance operations. This region recorded a net loss of $520 million in 2001 compared to net income of $282 million in 2000 due to losses from the September 11th terrorist attacks and losses from North America Corporate business. Net income in the Rest of the World region increased $67 million to $67 million in 2001.

Business operating profit for our Non-Life Insurance segment decreased $557 million, or 135%, from income of $412 million in 2000 to a loss of $145 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—North America Corporate

The table below presents information regarding the contribution of our operations in the North America Corporate region to our Non-Life Insurance segment's results of operations for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$10,981	$ 8,135
Net earned premiums and policy fees	$ 6,131	$ 4,458
Net investment income and net realized/unrealized capital gains	721	780
Other income	204	98
Total revenues	$ 7,056	$ 5,336
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(1)	$ (5,296)	$(3,533)
Total costs and expenses(2)	(1,746)	(1,400)
Amortization of intangibles	(9)	(3)
Total benefits, losses and expenses	$ (7,051)	$(4,936)
Net (loss) income	$ 79	$ 380
Business operating profit(3)	$ 36	$ 235
Other data:		
Net loss and loss adjustment expense ratio(1)	86.2%	79.1%
Net expense ratio(2)	24.8	28.1
Net policyholder dividend and participation in profit ratio(1)	0.2	0.2
Net combined ratio	111.2%	107.4%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees in our North America Corporate non-life insurance operations increased $2.9 billion, or 35%, from $8.1 billion in 2000 to $11.0 billion in 2001, due to both volume increases and rate increases as pricing in the insurance market continued to improve. The growth in gross written premiums was approximately equally split between volume and rate increases. During 2001, North America Corporate recorded rate increases of approximately 20% across all units for the year with an overall rate change of approximately 30% in the fourth quarter of 2001. In Canada, we entered into a new distribution arrangement with ING Canada through which we will renew ING's large accounts and ING will renew our small and mid-sized business risks.

Total Revenues

Total revenues for our North America Corporate non-life insurance operations increased $1.8 billion, or 32%, from $5.3 billion in 2000 to $7.1 billion in 2001 driven by an increase in our net earned premiums. Our net earned premiums increased $1.6 billion, or 38%, from $4.5 billion in 2000 to $6.1 billion in 2001. The rate of increase in our net earned premiums was consistent with the increase in gross written premiums.

Net investment income and net realized/unrealized capital gains decreased $59 million, or 8%, from $780 million in 2000 to $721 million in 2001. The decline in net investment income and net realized/ unrealized capital gains is due to adverse stock market conditions, declining yields on North America Corporate's fixed income portfolio and asset impairment charges totaling $74 million.

Other income increased $106 million, or 108%, from $98 million in 2000 to $204 million in 2001 due to $70 million of non-technical income related to the transfer of business with ING Canada in 2001.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our North America Corporate non-life insurance operations increased $2.2 billion, or 43%, from $4.9 billion in 2000 to $7.1 billion in 2001. Our North America Corporate net combined ratio increased 3.8 percentage points from 107.4% in 2000 to 111.2% in 2001.

Our North America Corporate non-life insurance losses, loss adjustment expenses and insurance benefits increased $1.8 billion, or 50%, from $3.5 billion in 2000 to $5.3 billion in 2001 primarily due to growth in our underlying business. Our North America Corporate net loss and loss adjustment expense ratio increased from 79.1% in 2000 to 86.2% in 2001 primarily due to increased claim costs. We also had $177 million of losses related to the September 11th terrorist attacks and $115 million of reserve strengthening for adverse development of prior year losses.

Total costs and expenses increased $346 million, or 25%, from $1.4 billion in 2000 to $1.7 billion in 2001. This increase was primarily attributable to an increase in commissions and other expenses to support the growth in premium volume. Although our expenses increased, our North America Corporate net expense ratio improved from 28.1% in 2000 to 24.8% in 2001 as a result of revenues increasing more than expenses.

Net Income

Net income for our North America Corporate non-life insurance operations decreased $301 million, or 79%, from $380 million in 2000 to $79 million in 2001.

Business operating profit for our North America Corporate non-life insurance operations decreased $199 million, or 85%, from $235 million in 2000 to $36 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—North America Consumer

The table below presents information regarding the contribution of our operations in the North America Consumer region to our Non-Life Insurance segment's results of operations for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 400	$1,000
Net earned premiums and policy fees	$ 400	$1,000
Net investment income and net realized/unrealized capital gains	26	52
Other income	—	—
Total revenues	$ 426	$1,052
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(1)	$(282)	$ (687)
Total costs and expenses(2)	(108)	(288)
Amortization of intangibles	—	—
Total benefits, losses and expenses	$(390)	$ (975)
Net income	$ 25	$ 52
Business operating profit(3)	$ 47	$ 56
Other data:		
Net loss and loss adjustment expense ratio(1)	70.5%	68.7%
Net expense ratio(2)	27.1	28.8
Net policyholder dividend and participation in profit ratio(1)	0.0	0.0
Net combined ratio	97.6%	97.5%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees for our North America Consumer non-life insurance operations, which consist solely of Farmers Re, decreased $600 million, or 60%, from $1.0 billion in 2000 to $400 million in 2001. The reduction in gross written premiums and policy fees is due to a change in the quota share reinsurance agreement between Farmers Re and the Farmers P&C Group Companies. Prior to April 1, 2001, Farmers Re assumed $1.0 billion of gross written premiums annually under a quota share reinsurance agreement with the Farmers P&C Group Companies. With effect from April 1, 2001, this agreement was cancelled and replaced with a similar quota share reinsurance agreement under which Farmers Re assumes $200 million of gross written premiums annually, other Group companies assume $1.3 billion and outside reinsurers assume $500 million. After effectiveness of this new quota share reinsurance agreement, the Farmers P&C Group Companies ceded $975 million to units in the Other region of our Non-Life Insurance segment in 2001.

Total Revenues

Total revenues for our North America Consumer region non-life insurance operations decreased $626 million, or 60%, from $1.1 billion in 2000 to $426 million in 2001 due mainly to the change in the quota share arrangement mentioned above.

Net investment income and net realized/unrealized capital gains decreased $26 million, or 50%, from $52 million in 2000 to $26 million in 2001 reflecting asset impairments of $11 million combined with unfavorable market and economic conditions.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses for our North America Consumer non-life insurance operations decreased $585 million, or 60%, from $975 million in 2000 to $390 million in 2001 due to the change in the quota share reinsurance arrangement mentioned above. Our North America Consumer net combined ratio increased 0.1 percentage point from 97.5% in 2000 to 97.6% in 2001.

Total losses, loss adjustment expenses and insurance benefits decreased $405 million, or 59%, from $687 million in 2000 to $282 million in 2001. Our North America Consumer net loss and loss adjustment ratio increased 1.8 percentage points from 68.7% in 2000 to 70.5% in 2001, because of the impact of the reinsurance agreement due to the increased losses in the Farmers P&C Group Companies' automobile physical damage line of business which were ceded through the quota share agreement.

Total costs and expenses decreased $180 million, or 63%, from $288 million in 2000 to $108 million in 2001, due to the change in the quota share reinsurance arrangement mentioned above. As a result, our North America Consumer net expense ratio improved 1.7 percentage points from 28.8% in 2000 to 27.1% in 2001.

Net Income

As a result of the above, net income for our North America Consumer non-life insurance operations decreased $27 million, or 52%, from $52 million in 2000 to $25 million in 2001.

Business operating profit for our North America Consumer non-life insurance operations decreased $9 million, or 16%, from $56 million in 2000 to $47 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—Continental Europe

The table below presents information regarding the contribution of our operations in the Continental Europe region to our Non-Life Insurance segment's results of operations for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 6,004	$ 5,554
Net earned premiums and policy fees	$ 4,919	$ 4,604
Net investment income and net realized/unrealized capital gains	778	1,006
Other income	98	55
Total revenues	$ 5,795	$ 5,665
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(1)	$(3,952)	$ (3,537)
Total costs and expenses(2)	(1,572)	(1,515)
Amortization of intangibles	(12)	(17)
Total benefits, losses and expenses	$(5,536)	$ (5,069)
Net income	$ 153	$ 456
Business operating profit(3)	$ 107	$ (44)
Other data:		
Net loss and loss adjustment expense ratio(1)	79.2%	74.9%
Net expense ratio(2)	28.2	28.6
Net policyholder dividend and participation in profit ratio(1)	1.2	1.9
Net combined ratio	108.6%	105.4%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees as well as the net income for our non-life insurance operations in Switzerland, Germany, Italy and Spain for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Gross Written Premiums and Policy Fees		Net Income	
	Year Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
	($ in Millions)			
Switzerland	$1,630	$1,516	$92	$217
Germany	1,511	1,313	50	80
Italy	819	728	34	18
Spain	788	763	6	20

The table below presents the loss and loss adjustment expense ratio, expense ratio, policyholder dividend and participation in profit ratio and combined ratio for our non-life insurance operations in Switzerland, Germany, Italy and Spain for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31, 2001				Year Ended December 31, 2000			
	Loss and Loss Adjustment Expense Ratio(1)	Expense Ratio(2)	Policyholder Dividend and Participation in Profit Ratio(1)	Combined Ratio	Loss and Loss Adjustment Expense Ratio(1)	Expense Ratio(2)	Policyholder Dividend and Participation in Profit Ratio(1)	Combined Ratio
Switzerland	75.8%	27.6%	3.8%	107.2%	72.8%	28.4%	6.1%	107.3%
Germany	81.9%	25.7%	0.4%	108.0%	81.0%	27.1%	0.3%	108.4%
Italy	75.3%	26.9%	—	102.2%	77.8%	27.4%	—	105.2%
Spain	81.8%	27.5%	(0.1)%	109.2%	77.0%	26.2%	0.1%	103.3%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

Total Premium Volume

Gross written premiums and policy fees in our Continental Europe, non-life insurance operations increased $450 million, or 8%, from $5.6 billion to $6.0 billion in 2001.

Gross written premiums and policy fees for our non-life insurance operations in Switzerland increased $114 million, or 8%, from $1.5 billion in 2000 to $1.6 billion in 2001. The majority of growth came from our automobile, fire and property business due to increased marketing, leading both to new customers and increased sales to existing customers. Our growth rate was above the market growth rate in Switzerland which was estimated to be approximately 3%.

Gross written premiums and policy fees for our German non-life insurance operations increased $198 million, or 15%, from $1.3 billion in 2000 to $1.5 billion in 2001. Approximately two-thirds of this increase was due to the acquisition of the Neckura Group, with the remainder being due to increases in rates in automobile business, together with new business in direct and credit insurance.

Gross written premiums and policy fees for our non-life insurance operations in Italy increased $91 million, or 13%, from $728 million in 2000 to $819 million in 2001. This growth was mainly attributable to a $60 million, or 12%, increase in personal lines, a $43 million, or 23%, increase in industrial lines and an $11 million, or 53%, increase in direct lines.

Gross written premiums and policy fees for our non-life insurance operations in Spain increased $25 million, or 3%, from $763 million in 2000 to $788 million in 2001. The increase was predominantly due to the acquisition in 2001 of AIDE Asistencia, a company specializing in roadside assistance, together with increases in the fire, automobile and credit and suretyship business. Partially offsetting this was a reduction in third party liability business in 2001.

Total Revenues

Total revenues for our Continental Europe non-life insurance operations increased $130 million, or 2%, from $5.7 billion in 2000 to $5.8 billion in 2001 mainly as a result of increases in net earned premiums and other income, partly offset by a decrease in net investment income and net realized/unrealized capital gains. Total revenues in 2001 for Germany, Spain and Italy increased $106 million, $96 million and $14 million, respectively, while Switzerland reported a decline of $73 million.

Net earned premiums and policy fees increased $315 million, or 7%, from $4.6 billion in 2000 to $4.9 billion in 2001. Net earned premiums and policy fees grew in line with the growth in gross written premiums and policy fees.

Net earned premiums and policy fees in our Swiss non-life insurance operations increased $66 million, or 5%, from $1.4 billion in 2000 to $1.5 billion in 2001.

Net earned premiums and policy fees for our German non-life insurance operations increased $126 million, or 12%, from $1.1 billion in 2000 to $1.2 billion in 2001. The newly acquired Neckura Group accounted for $112 million of the growth.

Net earned premiums and policy fees in Italy increased $22 million, or 4%, from $620 million in 2000 to $642 million in 2001. The net earned premium growth was the result of the increase in gross written premiums, negatively impacted by a slightly lower retention rate of 1.7 percentage points and a higher change in unearned premium reserves due to increased new production in December 2001 and a reclassification of reserves for premium cancellation previously recorded under technical expenses.

Net earned premiums and policy fees in Spain increased $72 million, or 12%, from $625 million in 2000 to $697 million in 2001. Net earned premiums growth was positively impacted by the increase in the retention rate of 2.7 percentage points and the lower change in unearned premium reserves due to the Insalud policy, which was written in 2000 covering three years.

Net investment income and net realized/unrealized capital gains decreased $228 million, or 23%, from $1.0 billion in 2000 to $778 million in 2001. The $88 million increase in net investment income driven by higher weighting of fixed maturities assets was more than offset by a $316 million decline in net realized/unrealized capital gains as opportunities for realizing capital gains were significantly less than in the prior year and asset impairments of $78 million were recorded.

Net investment income and net realized/unrealized capital gains in Switzerland decreased $144 million, or 41%, from $353 million in 2000 to $209 million in 2001. This decrease was attributable to a $144 million decline in net realized/unrealized capital gains due to poor stock market conditions in 2001.

Net investment income and net realized/unrealized capital gains in Germany decreased $41 million, or 14%, from $295 million in 2000 to $254 million in 2001. Net investment income increased by $66 million in 2001 mainly due to the newly acquired Neckura business and to the higher weighting of fixed maturity assets. This was offset by the decrease in net realized/unrealized capital gains of $107 million in 2001 resulting from adverse stock market conditions and high realization of gains in the prior year.

Net investment income and net realized/unrealized capital gains in Italy decreased $8 million, or 9%, from $92 million in 2000 to $84 million in 2001 driven by lower net realized capital gains of $32 million resulting from weak stock markets, which more than offset the increase in investment income of $11 million and the increase in unrealized gains of $13 million related to the revaluation of land and buildings.

Net investment income and net realized/unrealized capital gains in Spain increased $14 million, or 25%, from $55 million in 2000 to $69 million in 2001 due primarily to revaluation gains on investments in land and buildings.

Other income for all countries comprising Continental Europe increased $43 million, or 78%, from $55 million in 2000 to $98 million in 2001. The increase in other income was attributed, in part, to the acquisition of the Neckura Group. The Neckura Group's other income consists of fees earned on its investment products and home savings products.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our Continental Europe non-life insurance operations increased $467 million, or 9%, from $5.1 billion in 2000 to $5.5 billion in 2001. Our net combined ratio in Continental Europe increased by 3.2 percentage points from 105.4% in 2000 to 108.6% in 2001.

Total losses, loss adjustment expenses and insurance benefits increased $415 million, or 12%, from $3.5 billion in 2000 to $4.0 billion in 2001. Our net loss and loss adjustment expense ratio in Continental Europe increased by 4.3 percentage points from 74.9% in 2000 to 79.2% in 2001, which was partially offset by a 0.4 percentage point reduction in the net expense ratio from 28.6% in 2000 to 28.2% in 2001.

Total benefits, losses and expenses for our Swiss non-life operations increased $72 million, or 5%, from $1.5 billion in 2000 to $1.6 billion in 2001. Our net loss and loss adjustment expense ratio in Switzerland increased 3.0 percentage points from 72.8% in 2000 to 75.8% in 2001 following an increased number of large claims, particularly in large industrial business.

Total benefits, losses and expenses for our German non-life operations increased $110 million, or 8%, from $1.3 billion in 2000 to $1.4 billion in 2001, due to increased losses in the property and multiline business lines and $74 million related to the acquisition of the Neckura Group. As a result, our net loss and loss adjustment expense ratio in Germany increased 0.9 percentage point from 81.0% in 2000 to 81.9% in 2001.

Total benefits, losses and expenses for our non-life insurance operations in Italy decreased $5 million, or 1%, from $674 million in 2000 to $669 million in 2001. Our net loss and loss adjustment expense ratio in

Italy was 75.3% for 2001, 2.5 percentage points lower than the net loss and loss adjustment expense ratio of 77.8% in 2000 due to positive claims trend.

Total benefits, losses and expenses for our non-life insurance operations in Spain increased $116 million, or 18%, from $655 million in 2000 to $771 million in 2001. Our net loss and loss adjustment expense ratio in Spain increased 4.8 percentage points from 77.0% in 2000 to 81.8% in 2001. The increase in the loss and loss adjustment expense ratio was primarily the result of higher frequency of claims in our liability and property business and a number of individually large claims in our commercial and industrial lines.

Total costs and expenses in our Continental Europe non-life insurance operations increased $57 million, or 4%, from $1.5 billion in 2000 to $1.6 billion in 2001. This resulted in an improvement of 0.4 percentage points in our net expense ratio in Continental Europe from 28.6% in 2000 to 28.2% in 2001.

Total costs and expenses in Switzerland increased $9 million, or 2%, from $420 million in 2000 to $429 million in 2001. Our net expense ratio in Switzerland decreased 0.8 percentage points from 28.4% in 2000 to 27.6% in 2001 due to strict cost controls.

Total costs and expenses in Germany increased $7 million, or 2%, from $407 million in 2000 to $414 million in 2001. However, our net expense ratio in Germany improved 1.4 percentage points from 27.1% in 2000 to 25.7% in 2001 due to improved operating efficiency and increased premium volume.

Total costs and expenses in Italy declined $6 million, or 3%, from $189 million in 2000 to $183 million in 2001. As a result our net expense ratio in Italy improved 0.5 percentage points from 27.4% in 2000 to 26.9% in 2001.

Total costs and expenses in Spain increased $29 million, or 17%, from $173 million in 2000 to $202 million in 2001 as a result of additional underwriting and policy acquisition costs of $16 million, which were in line with business growth, and additional administrative costs of $13 million which included increased staff expenses due to the acquisition of AIDE Assistencia, depreciation expense and rent expense. Our net expense ratio in Spain increased 1.3 percentage points from 26.2% in 2000 to 27.5% in 2001.

Net Income

Net income for our Continental Europe non-life insurance operations decreased by $303 million, or 66%, from $456 million in 2000 to $153 million in 2001.

Business operating profit for our Continental Europe non-life insurance operations increased $151 million, or 343%, from a loss of $44 million in 2000 to income of $107 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—UKISA

The table below presents information regarding the contribution of our operations in the UKISA region to our Non-Life Insurance segment's results of operations for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 3,868	$ 3,218
Net earned premiums and policy fees	$ 2,909	$ 2,696
Net investment income and net realized/unrealized capital gains	512	583
Other income	88	83
Total revenues	$ 3,509	$ 3,362
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(1)	$ (2,358)	$ (2,181)
Total costs and expenses(2)	(824)	(735)
Amortization of intangibles	(4)	(4)
Total benefits, losses and expenses	$ (3,186)	$ (2,920)
Net income	$ 298	$ 344
Business operating profit(3)	$ 117	$ 219
Other data:		
Net loss and loss adjustment expense ratio(1)	81.1%	80.9%
Net expense ratio(2)	22.8	22.1
Net policyholder dividend and participation in profit ratio(1)	0.0	0.0
Net combined ratio	103.9%	103.0%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees as well as the net income for our non-life insurance operations in the United Kingdom, Ireland and Southern Africa for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Gross Written Premiums and Policy Fees		Net Income	
	Year Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
	($ in Millions)			
United Kingdom	$3,325	$2,754	$ 226	$ 297
Ireland	269	200	32	18
Southern Africa	281	270	15	14

The table below presents the loss and loss adjustment expense ratio, expense ratio, policyholder dividend and participation in profit ratio and combined ratio for our non-life insurance operations in the United Kingdom, Ireland and Southern Africa for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31, 2001				Year Ended December 31, 2000			
	Loss and Loss Adjustment Expense Ratio(1)	Expense Ratio(2)	Policyholder Dividend and Participation in Profit Ratio(1)	Combined Ratio	Loss and Loss Adjustment Expense Ratio(1)	Expense Ratio(2)	Policyholder Dividend and Participation in Profit Ratio(1)	Combined Ratio
United Kingdom	82.0%	22.8%	—	104.8%	81.0%	21.6%	—	102.6%
Ireland	74.9%	19.9%	—	94.8%	85.8%	20.1%	—	105.9%
Southern Africa . .	76.2%	25.2%	—	101.4%	75.7%	29.1%	—	104.8%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

Total Premium Volume

Gross written premiums and policy fees for our UKISA non-life insurance operations increased $650 million, or 20%, from $3.2 billion in 2000 to $3.9 billion in 2001. Growth has been driven by increases in commercial lines of business (automobile, property and liability) and achieved by a combination of increased volumes and improved pricing. New business has also been boosted by the flight to quality following the failure of two insurers in the United Kingdom. In Ireland, personal lines also showed growth, particularly in the automobile business.

Total Revenues

Total revenues for our UKISA non-life operations increased $147 million, or 4%, from $3.4 billion in 2000 to $3.5 billion in 2001, mainly as the result of the significant growth of gross written premiums and rate increases.

Net earned premiums increased $213 million, or 8%, from $2.7 billion in 2000 to $2.9 billion in 2001, reflecting the volume and rate increases. Since much of the gross written premium growth came in the latter part of the year, the growth in net earned premiums is considerably lower than the growth in gross written premiums.

Net investment income and net realized/unrealized capital gains decreased by $71 million, or 12%, from $583 million in 2000 to $512 million in 2001, due to a reduction in investment income of $87 million as a result of declining yields and a lower asset base offset by higher realized gains of $16 million.

Other income increased $5 million, or 6%, from $83 million in 2000 to $88 million in 2001, driven by increased fee-based services, such as risk management and loss adjustment services.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses for our UKISA non-life insurance operations increased $266 million, or 9%, from $2.9 billion in 2000 to $3.2 billion in 2001. Our UKISA net combined ratio increased 0.9 percentage point from 103.0% in 2000 to 103.9% in 2001.

Growth in premiums has led to higher losses and, as a result, total losses, loss adjustment expenses and insurance benefits increased $177 million, or 8%, from $2.2 billion in 2000 to $2.4 billion in 2001. Additionally, as a result of two judicial rulings, claim costs were adversely impacted by $117 million. The first ruling pertained to lowering the discount rate when using the Ogden actuarial tables in determining personal injury claims which, in turn, increases the reported amount of the claim. The second ruling pertained to expanding access to the courts by the general public. Under this new approach, attorneys are allowed to work on a "no win, no fee basis." The move to this approach has led to an increased volume of claims. In addition, claim costs have risen as a result of "success fees" charged by attorneys. Although the UKISA net loss and loss adjustment expense and loss adjustment expense ratio increased from 80.9% in 2000 to 81.1% in 2001, the 2000 net loss and loss adjustment expense ratio included the benefits of a non-recurring commutation that totaled $121 million, as well as the adverse impact of the exceptional storms and floods in that year.

Total costs and expenses for our UKISA non-life operations increased $89 million, or 12%, from $735 million in 2000 to $824 million in 2001, reflecting a $49 million reduction in IAS 19 pension credits available, $24 million of additional industry levies and $17 million of commissions due to higher business volumes. The UKISA net expense ratio increased by 0.7 percentage point from 22.1% in 2000 to 22.8% in 2001.

Net Income

Net income for our UKISA non-life insurance operations decreased $46 million, or 13%, from $344 million income in 2000 to $298 million in 2001.

Business operating profit for our UKISA non-life insurance operations decreased $102 million, or 47%, from $219 million in 2000 to $117 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Non-Life Insurance—Rest of the World

The table below presents information regarding the contribution of our operations in the Rest of the World region to our Non-Life Insurance segment's results of operations for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$1,689	$1,348
Net earned premiums and policy fees	$ 927	$ 751
Net investment income and net realized/unrealized capital gains	69	76
Other income	33	29
Total revenues	$1,029	$ 856
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(1)	$ (576)	$ (458)
Total costs and expenses(2)	(388)	(387)
Amortization of intangibles	—	—
Total benefits, losses and expenses	$ (964)	$ (845)
Net income	$ 67	$ —
Business operating profit(3)	$ 70	$ (17)
Other data:		
Net loss and loss adjustment expense ratio(1)	62.1%	60.8%
Net expense ratio(2)	38.9	46.7
Net policyholder dividend and participation in profit ratio(1)	0.2	0.1
Net combined ratio	101.2%	107.6%

(1) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits. We have calculated the loss and loss adjustment expense ratio and policyholder dividend and participation in profit ratio separately.

(2) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, and interest expense and other non-technical expenses which are excluded from the expense ratio.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums and policy fees for our non-life insurance operations in the Rest of the World increased $341 million, or 25%, from $1.3 billion in 2000 to $1.7 billion in 2001. Our Rest of the World region incorporates our Latin America and Asia Pacific operations as well as our corporate customer business in Bermuda. The 25% growth in gross written premium and policy fees for the region was driven mainly by

the growth in Mexico and Japan which together accounted for $146 million, or 43%, of the premium volume growth, which was offset by a 15% decline in gross written premiums in Taiwan, as a result of a significant downturn in the economy and lower automobile insurance rates imposed by the ministry of finance. In Japan, Zurich Direct's growth rates were the highest of all direct writers, with a 52% growth in local currency.

Gross written premiums and policy fees in Latin America grew by $197 million in 2001 to $628 million, mainly as a result of growth in Mexico ($97 million, or 70%, increase) and Argentina ($58 million, or 65%, increase). Among other items, this reflects rapid expansion in our wholesale business where we provide products and services to customers of large corporations and member associations. Further, on a constant exchange rate basis, all Latin America Business Units experienced growth in gross written premiums and policy fees.

Gross written premiums and policy fees grew in Asia Pacific by $43 million, or 5%, in 2001 to $959 million, mainly as a result of a $48 million increase in Japan, where our business is a leading direct writer. Gross written premiums and policy fees in Hong Kong increased $8 million in 2001 primarily due to an increase in our policy numbers, supplemented by rate increases. Gross written premiums and policy fees in Taiwan were 15% lower as a result of a significant downturn in the economy and lower automobile insurance rates imposed by the ministry of finance.

Total Revenues

Total revenues for our non-life insurance operations in the Rest of the World increased $173 million, or 20%, from $856 million in 2000 to $1.0 billion in 2001, mainly due to premium growth.

Net earned premiums and policy fees increased $176 million, or 23%, from $751 million in 2000 to $927 million in 2001, consistent with the increase in gross written premiums.

Net investment income and net realized/unrealized capital gains decreased $7 million, or 9%, from $76 million in 2000 to $69 million in 2001. This is a direct result of adverse stock market conditions, significant reductions in interest rates and the writedown of impaired investments in 2001.

Other income increased $4 million, or 14%, from $29 million in 2000 to $33 million in 2001.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses for our non-life insurance operations in the Rest of the World increased $119 million, or 14%, from $845 million in 2000 to $964 million in 2001. The net combined ratio for the Rest of the World improved by 6.4 points, from 107.6% in 2000 to 101.2% in 2001.

The net loss and loss adjustment expense ratio for the Rest of the World deteriorated by 1.3 points from 60.8% in 2000 to 62.1% in 2001. In Latin America, the net loss ratio increased by 4.5 percentage points from 59.8% in 2000 to 64.3% in 2001 primarily due to increased losses in Mexico. The net loss and loss adjustment expense ratio in Asia Pacific increased by 1.7 percentage points from 65.9% to 67.6% mainly due to increased losses at our Hong Kong and Taiwan offices.

Total costs and expenses increased $1 million from $387 million in 2000 to $388 million in 2001. The net expense ratio for the Rest of the World decreased 7.8 percentage points, from 46.7% in 2000 to 38.9% in 2001, reflecting the benefits of the increasing scale of operations in newer markets. In Latin America there was a 4.5 percentage points improvement in the net expense ratio from 42.1% in 2000 to 37.6% in 2001. In Asia Pacific the net expense ratio improved 9 percentage points from 48.5% in 2000 to 39.5% in 2001, mainly due to the effects of growth, combined with cost containment across the region.

Net Income

Net income for our non-life insurance operations in the Rest of the World increased $67 million to $67 million in 2001.

Business operating profit for our non-life insurance operations in the Rest of the World increased $87 million from a loss of $17 million in 2000 to income of $70 million for 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance

The table below presents information regarding our Life Insurance segment's total premium volume and results of operations for the years ended December 31, 2001 and 2000. For a discussion of the embedded value of our life insurance operations, see "—Embedded Value of Life Insurance Operations."

	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 7,828	$ 7,462
Life insurance deposits	10,043	8,834
Gross written premiums, policy fees and insurance deposits	$ 17,871	$ 16,296
Revenues:		
Gross written premiums and policy fees	$ 7,828	$ 7,462
Net earned premium policy and fees	$ 7,067	$ 6,945
Asset management fee income	8	9
Net investment income and net realized/unrealized capital gains[(1)]	3,300	3,986
Other income	311	270
Total revenues	$ 10,686	$ 11,210
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (6,679)	$ (7,203)
Total costs and expenses	(3,223)	(2,707)
Amortization of intangibles	(202)	(242)
Total benefits, losses and expenses	$(10,104)	$(10,152)
Net income	$ 621	$ 965
Business operating profit:[(2)]		
Net income	$ 621	$ 965
Less: special provisions and gains on disposals	—	—
Less: tax expense, adjusting for U.K. life insurance policyholder tax	(256)	(260)
Less: realized/unrealized capital gains	(76)	724
Less: realized/unrealized gains/losses allocated to policyholders	199	(589)
Business operating profit	$ 754	$ 1,090

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the distribution by geographic region of our Life Insurance segment's gross written premiums, policy fees and insurance deposits for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 154	1%	$ 222	1%
North America Consumer	5,282	30	3,996	25
Continental Europe	4,879	27	4,719	29
UKISA	6,179	35	6,146	38
Rest of the World	1,302	7	1,143	7
Other[(1)]	75	—	70	—
Total	$17,871	100%	$16,296	100%

(1) "Other" includes certain holding companies, Group Head Office and inter-region eliminations.

The table below presents the distribution by geographic region of our Life Insurance segment's gross written premiums and policy fees for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 154	2%	$ 222	3%
North America Consumer	1,251	16	976	13
Continental Europe	4,432	57	4,255	57
UKISA	1,402	18	1,498	20
Rest of the World	587	7	516	7
Other[(1)]	2	—	(5)	—
Total	$ 7,828	100%	$ 7,462	100%

(1) "Other" includes certain holding companies, Group Head Office and inter-region eliminations.

The table below presents information regarding our Life Insurance segment's net income by region for the years ended December 31, 2001 and 2000.

	Year Ended December 31,			
	2001		2000	
	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 27	4%	$ 25	3%
North America Consumer	224	36	258	27
Continental Europe	102	17	248	26
UKISA	226	36	290	30
Rest of the World	22	4	51	5
Other[(1)]	20	3	93	9
Total	$ 621	100%	$ 965	100%

(1) "Other" includes certain holding companies, Group Head Office and inter-region eliminations.

Total Premium Volume

Our Life Insurance segment's gross written premiums, policy fees and insurance deposits increased by $1.6 billion, or 10%, from $16.3 billion in 2000 to $17.9 billion in 2001. Within the life insurance segment, gross written premiums, policy fees and insurance deposits increased $1.3 billion, or 32%, in our North America Consumer region, $33 million, or 1%, in our UKISA region, $160 million, or 3%, in our Continental Europe region and $159 million, or 14%, in our Rest of the World region. In our North America Corporate region, gross written premiums, policy fees and insurance deposits decreased $68 million or 31%.

Life insurance gross written premiums and policy fees increased by $366 million, or 5%, from $7.5 billion in 2000 to $7.8 billion in 2001. This increase is primarily due to our North America Consumer, Rest of the World and Continental Europe regions where we experienced an increase of 28%, 14% and 4%, respectively. Life insurance deposits increased by $1.2 billion, or 14%, from $8.8 billion in 2000 to $10.0 billion in 2001.

Total Revenues

Our Life Insurance segment's total revenues decreased $524 million, or 5%, from $11.2 billion in 2000 to $10.7 billion in 2001. Net earned premiums and policy fees increased $122 million, or 2%, from $6.9 billion in 2000 to $7.1 billion in 2001, in line with the gross written premium growth described above.

Net investment income and net realized/unrealized capital gains decreased $686 million, or 17%, from $4.0 billion in 2000 to $3.3 billion in 2001. Of this, net investment income increased $114 million, and net realized capital gains declined $876 million. This decline in net realized capital gains also includes asset impairment of $335 million. In addition, we recognized $441 million of net unrealized losses on investments through the income statement during 2001 compared to $517 million in 2000. Other income increased $41 million, or 15%, from $270 million in 2000 to $311 million in 2001.

Total Benefits, Losses and Expenses

Our Life Insurance segment's total benefits, losses and expenses slightly decreased by $48 million from $10.2 billion in 2000 to $10.1 billion in 2001.

Total losses, loss adjustment expenses and insurance benefits decreased $524 million, or 7%, from $7.2 billion in 2000 to $6.7 billion in 2001. The largest decrease occurred in the UKISA region where total loss related expenses declined $669 million, or 57%, from $1.2 billion in 2000 to $505 million in 2001. This was partially offset by increases in total losses, loss adjustment expenses and insurance benefits in the Rest of the World and North America Consumer regions of $103 million and $90 million, respectively.

Total costs and expenses increased $516 million, or 19%, from $2.7 billion in 2000 to $3.2 billion in 2001. The largest increase occurred in our UKISA region where total costs and expenses increased $433 million, or 45%, from $960 million to $1.4 billion in 2001.

Net Income

Our Life Insurance segment's net income decreased $344 million, or 36%, from $965 million in 2000 to $621 million in 2001. Net income in 2000 included the benefits of a $100 million transfer of life insurance reserves to our non-life insurance segment. Poor investment returns across most of our regions, particularly UKISA and Continental Europe, and higher expenses in Asia Pacific were the primary causes for the reminder of this reduction.

Business operating profit for our Life Insurance Segment decreased $336 million, or 31%, from $1.1 billion in 2000 to $754 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—North America Corporate

The table below presents information regarding the contribution of our operations in the North America Corporate region to our Life Insurance segment's total premium volume and results of operations for the years ended December 31, 2001 and 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 154	$ 222
Life insurance deposits	—	—
Gross written premiums, policy fees and insurance deposits	$ 154	$ 222
Revenues:		
Gross written premiums and policy fees	$ 154	$ 222
Net earned premium policy and fees	$ 104	$ 175
Net investment income and net realized/unrealized capital gains	57	65
Other income	1	1
Total revenues	$ 162	$ 241
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (71)	$(118)
Total costs and expenses	(52)	(80)
Amortization of intangibles	—	—
Total benefits, losses and expenses	$(123)	$(198)
Net income	$ 27	$ 25
Business operating profit[(1)]	$ 37	$ 40

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums, policy fees and insurance deposits for our North America Corporate life insurance operations decreased by $68 million, or 31%, from $222 million in 2000 to $154 million in 2001. This was due to the sale of Zurich Canada Life's employee benefits business to Manulife Financial. Employee benefits premiums written in 2000 by Zurich Canada Life were $69 million.

Total Revenues

Total revenues for our North America Corporate life insurance operations decreased by $79 million, or 33%, from $241 million in 2000 to $162 million in 2001, due primarily to the reduction in premium volume of $69 million and in investment income of $7 million related to the sale of Zurich Canada Life's employee benefits business.

Net investment income and net realized/unrealized capital gains decreased $8 million, or 12%, from $65 million in 2000 to $57 million in 2001 due to the poor equity markets and the sale of Zurich Canada Life's employee benefits business.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses decreased by $75 million, or 38%, from $198 million to $123 million.

Total losses, loss adjustment expenses and insurance benefits decreased by $47 million, or 40%, from $118 million in 2000 to $71 million in 2001, due to the sale of the above-mentioned business from Zurich Canada Life.

Total costs and expenses decreased by $28 million, or 35%, from $80 million in 2000 to $52 million in 2001 primarily due to the sale of the above-mentioned business from Zurich Canada Life.

Net Income

Net income for our North America Corporate life insurance operations increased by $2 million, or 8%, from $25 million in 2000 to $27 million in 2001.

Business operating profit for our North America Corporate life insurance operations decreased $3 million, or 8%, from $40 million in 2000 to $37 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—North America Consumer

The table below presents information regarding the contribution of our operations in the North America Consumer region to our Life Insurance segment's total premium volume and results of operations for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 1,251	$ 976
Life insurance deposits	4,031	3,020
Gross written premiums, policy fees and insurance deposits	$ 5,282	$ 3,996
Revenues:		
Gross written premiums and policy fees	$ 1,251	$ 976
Net earned premiums and policy fees	$ 762	$ 703
Net investment income and net realized/unrealized capital gains	742	770
Other income	56	56
Total revenues	$ 1,560	$ 1,529
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (372)	$ (282)
Total costs and expenses	(751)	(751)
Amortization of intangibles	(98)	(112)
Total benefits, losses and expenses	$(1,221)	$(1,145)
Net income	$ 224	$ 258
Business operating profit[1]	$ 348	$ 377

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums, policy fees and insurance deposits for our North America Consumer life insurance operations increased by $1.3 billion, or 32%, from $4.0 billion in 2000 to $5.3 billion in 2001. Gross written premiums and policy fees increased $275 million, or 28%, from $976 million in 2000 to $1.3 billion in 2001, due to growth in term life sales and structured settlement sales from Farmers Life as well as growing volume of renewal premiums from Zurich Life US.

Life insurance deposits increased $1.0 billion, or 33%, from $3.0 billion in 2000 to $4.0 billion in 2001 due primarily to a $1.4 billion increase in variable annuity sales, offset in part by a $404 million decrease in fixed annuities.

Total Revenues

Total revenues for our North America Consumer life insurance operations increased $31 million, or 2%, from $1.5 billion in 2000 to $1.6 billion in 2001. Net earned premiums and policy fees increased $59 million, or 8%, from $703 million in 2000 to $762 million in 2001.

Net investment income and net realized/unrealized capital gains decreased $28 million, or 4%, from $770 million in 2000 to $742 million in 2001 primarily due to asset impairment write-offs at Farmers Life of $82 million in 2001 compared to $22 million in 2000, reflecting continued unfavorable market and economic conditions. These write-offs were partially offset by a $38 million increase in gains realized from bond sales by Zurich Life.

Other income remained level at $56 million in both 2000 and 2001.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased by $76 million, or 7%, from $1.1 billion in 2000 to $1.2 billion in 2001. In particular, total losses, loss adjustment expenses and insurance benefits increased

$90 million, or 32%, from $282 million in 2000 to $372 million in 2001. The increase in these expenses was primarily due to higher mortality results as well as growth of the structured settlement business and term life sales at Farmers Life. This increase in total benefits, losses and expenses was partially offset by a reduction in the amortization of intangible assets, which was driven mainly by favorable persistency in Farmers Life product lines. Additionally, the increase in total losses, loss adjustment expenses and insurance benefits was caused by growth in underlying business levels.

Total costs and expenses remained constant at $751 million in both 2000 and 2001.

Net Income

Net income for our North America Consumer life insurance operations decreased $34 million, or 13%, from $258 million in 2000 to $224 million in 2001.

Business operating profit for our North America Consumer life insurance operations decreased $29 million, or 8%, from $377 million in 2000 to $348 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—Continental Europe

The table below presents information regarding the contribution of our operations in the Continental Europe region to our Life Insurance segment's total premium volume and results of operations for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 4,432	$ 4,255
Life insurance deposits	447	464
Gross written premiums, policy fees and insurance deposits	$ 4,879	$ 4,719
Revenues:		
Gross written premiums and policy fees	$ 4,432	$ 4,255
Net earned premiums and policy fees	$ 4,375	$ 4,184
Asset management fee income	8	9
Net investment income and net realized/unrealized capital gains	1,844	2,214
Other income	31	80
Total revenues	$ 6,258	$ 6,487
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$(5,330)	$(5,404)
Total costs and expenses	(773)	(744)
Amortization of intangibles	(1)	(1)
Total benefits, losses and expenses	$(6,104)	$(6,149)
Net income	$ 102	$ 248
Business operating profit(1)	$ 118	$ 229

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees, insurance deposits and net income for our life insurance operations in Switzerland, Germany, Italy and Spain for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Gross Written Premiums and Policy Fees		Insurance Deposits		Net Income	
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000	2001	2000
			($ in Millions)			
Switzerland	$2,653	$2,573	$37	$42	$(15)	$144
Germany	1,020	877	—	—	32	31
Italy	268	258	65	62	20	13
Spain	112	149	47	79	21	11

Total Premium Volume

Gross written premiums, policy fees and insurance deposits in our Continental Europe life operations increased by $160 million, or 3%, from $4.7 billion in 2000 to $4.9 billion in 2001. While gross written premiums and policy fees increased by $177 million, or 4%, from $4.3 billion in 2000 to $4.4 billion in 2001, life insurance deposits decreased $17 million, or 4%, from $464 million in 2000 to $447 million in 2001.

In Switzerland, gross written premiums, policy fees and insurance deposits increased $75 million, or 3%, from $2.6 billion in 2000 to $2.7 billion in 2001. Growth in group life business was partly offset by a decrease in individual life business. The increase in group life business in 2001 was related to the positive development in the Swiss labor market. With the ongoing stabilization of the economic situation in Switzerland and an unemployment rate of approximately 2.4%, employee turnover is still high. Due to the employee turnover, premiums for employees entering a new group contract and benefits for employees leaving a group contract are still on the rise.

The decrease in individual life insurance business in 2001 was due to general conditions in the Swiss life insurance market where there is an ongoing substitution taking place between single premium policies and asset management products (such as investment funds) which were increasingly marketed during the year. The stamp duty on individual life policies introduced in 1999 also continued to affect the Swiss life insurance market.

In Germany, gross written premiums, policy fees and deposits increased by $143 million, or 16%, from $877 million in 2000 to $1.0 billion in 2001 due to growth in new business premiums from $72 million in 2000 to $165 million 2001. The main reasons for this development were a successful on-going effort to focus on the roll-over of maturing blocks of business and growth in both deferred annuity and disability products. In addition, the newly acquired Neckura business contributed $46 million to this increase in gross written premiums, policy fees and deposits. Excluding Neckura, the increase was 11%, principally due to higher single premiums in 2001. Consumers have shifted from asset investment to single premium products because of the low interest rates and uncertainty in the stock markets. Periodic premiums decreased, driven by higher than average new business and high maturity levels.

In Italy, gross written premiums, policy fees and deposits increased $13 million, or 4%, from $320 million in 2000 to $333 million in 2001 primarily due to growth in single premium business.

These increases were partially offset by a decrease in gross written premiums, policy fees and insurance deposits in Spain of $69 million, or 30%, due to a decline in new business sales and a higher than expected level of lapses. However, gross written premiums, policy fees and deposits in 2000 were inflated by the acquisition of a single large pension fund with a value of $38 million.

Total Revenues

Total revenues for our Continental Europe life insurance operations decreased by $229 million, or 4%, from $6.5 billion in 2000 to $6.3 billion in 2001. Net earned premiums and policy fees increased by $191 million, or 5%, from $4.2 billion in 2000 to $4.4 billion in 2001, in line with the increase in gross written premiums and policy fees.

Net investment income and net realized/unrealized gains decreased by $370 million, or 17%, from $2.2 billion in 2000 to $1.8 billion in 2001. This decrease was primarily due to reduced net realized capital gains as a result of the unfavorable investment climate in Continental Europe. The effect of poor performing stock markets and asset impairments of $225 million in 2001 has reduced our net realized/unrealized capital gains by $474 million, from $706 million in 2000 to $232 million in 2001. Switzerland accounted for $177 million of the decrease and Germany accounted for $245 million.

Other income decreased by $49 million, or 61%, from $80 million in 2000 to $31 million in 2001. This decrease was primarily the result of a reinsurance treaty that was cancelled by our France office resulting in additional income in 2000 that did not recur in 2001.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses remained stable at $6.1 billion in both 2000 and 2001, with a reduction of $45 million, or 1%. Total losses, loss adjustment expenses and insurance benefits decreased by $74 million, or 1%, from $5.4 billion in 2000 to $5.3 billion in 2001.

Total costs and expenses increased by $29 million, or 4%, from $744 million in 2000 to $773 million in 2001. The increase in underwriting and policy acquisition costs of $34 million, from $307 million in 2000 to $341 million in 2001 is a consequence of the increase in new premiums issued in 2001 in Switzerland. The level of operating and administrative expenses decreased by $67 million, or 21%, from $316 million in 2000 to $249 million in 2001. This decrease was partially offset by an increase in interest expenses of $62 million, or 51%, which went from $121 million in 2000 to $183 million in 2001.

Net Income

Net income for our Continental Europe life insurance operations decreased by $146 million, or 59%, from $248 million in 2000 to $102 million in 2001.

Business operating profit for our Continental Europe life insurance operations decreased $111 million, or 48%, from $229 million in 2000 to $118 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—UKISA

The table below presents information regarding the contribution of our operations in the UKISA region to our Life Insurance segment's total premium volume and results of operations for the years ended December 31, 2000 and 2001. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 1,402	$ 1,498
Life insurance deposits	4,777	4,648
Gross written premiums, policy fees and insurance deposits	$ 6,179	$ 6,146
Revenues:		
Gross written premiums and policy fees	$ 1,402	$ 1,498
Net earned premium policy and fees	$ 1,292	$ 1,430
Net investment income and net realized/unrealized capital gains	499	804
Other income	198	166
Total revenues	$ 1,989	$ 2,400
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (505)	$(1,174)
Total costs and expenses	(1,393)	(960)
Amortization of intangibles	(100)	(115)
Total benefits, losses and expenses	$(1,998)	$(2,249)
Net income	$ 226	$ 290
Business operating profit[(1)]	$ 308	$ 380

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The table below presents the gross written premiums and policy fees, insurance deposits and net income for our life insurance operations in the United Kingdom and Ireland for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Gross Written Premiums and Policy Fees		Insurance Deposits		Net Income	
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000	2001	2000
			($ in Millions)			
United Kingdom	$1,310	$1,420	$4,508	$4,380	$214	$273
Ireland	92	78	269	268	12	17

Total Premium Volume

Gross written premiums, policy fees and insurance deposits increased $33 million, or 1%, from $6.1 billion in 2000 to $6.2 billion in 2001. The increase was primarily driven by an increase in insurance deposits mainly reflecting the growth in new business premiums and deposits in 2001.

Gross written premiums and policy fees decreased $96 million, or 6%, from $1.5 billion in 2000 to $1.4 billion in 2001 due to poor performing stock markets and the withdrawal from the group risk market by Zurich Life UK. Life insurance deposits increased $129 million, or 3%, from $4.6 billion in 2000 to $4.8 billion in 2001. This reflects a continued new business emphasis on deposit-oriented products such as investment and unitized products.

Total Revenues

Total revenues for our UKISA life insurance operations decreased $411 million, or 17%, from $2.4 billion in 2000 to $2.0 billion in 2001. Net earned premiums and policy fees decreased $138 million, or 10%, from $1.4 billion in 2000 to $1.3 billion in 2001 due to the reinsuring of the group permanent health insurance portfolio with UNUM after Zurich Life's withdrawal from the group risk market in 2000, and the reduction in policy fees due to the poor stock market performance.

Net investment income and net realized/unrealized capital gains fell by $305 million, or 38%, from $804 million in 2000 to $499 million in 2001, primarily due to a $310 million decrease in realized gains from $480 million in 2000 to $170 million in 2001.

Other income increased $32 million, or 19%, from $166 million in 2000 to $198 million in 2001. This increase was largely due to the inclusion of certain income relating to non-insurance activities, which includes commission income on sales of mortgage and other third party products.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses decreased $251 million, or 11%, from $2.2 billion in 2000 to $2.0 billion in 2001.

Total losses, loss adjustment expenses and insurance benefits decreased by $669 million, or 57%, from $1.2 billion in 2000 to $505 million in 2001. Most of this decrease was caused by the stock market fall in the United Kingdom which reduced benefits paid by Allied Dunbar and Eagle Star Life in 2001, primarily from trading assets backing with-profits life insurance contracts. The above mentioned reinsurance treaty with UNUM and the withdrawal from the group risk market of Zurich Life UK accounted for $75 million of the decrease and movements in the pension redress provision reduced reserves by $83 million.

Total costs and expenses increased by $433 million, or 45%, from $960 million in 2000 to $1.4 billion in 2001. This increase resulted primarily from an increased amortization of deferred acquisition costs due to the movement in stock markets and changes to amortization methodology. The increase in costs arising from the additional amortization due to stock market movements was largely offset by the reduction in the reserves for future life benefits. Presentation of certain expenses relating to non-insurance activities resulted in $29 million of higher expenses in 2001. Additionally global marketing costs added to the increase in expenses.

Net Income

Net income for our UKISA life insurance operations decreased $64 million, or 22%, from $290 million in 2000 to $226 million in 2001 as a result of the various factors explained above.

Business operating profit for our UKISA life insurance operations decreased $72 million, or 19%, from $380 million in 2000 to $308 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Life Insurance—Rest of the World

The table below presents information regarding the contribution of our operations in the Rest of the World region to our Life Insurance segment's total premium volume and results of operations for the years ended December 31, 2001 and 2000. The table below is presented prior to inter-segment and inter-region eliminations.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Total premium volume:		
Gross written premiums and policy fees	$ 587	$ 516
Life insurance deposits	715	627
Gross written premiums, policy fees and insurance deposits	$1,302	$1,143
Revenues:		
Gross written premiums and policy fees	$ 587	$ 516
Net earned premiums and policy fees	$ 527	$ 447
Net investment income and net realized/unrealized capital gains	123	118
Other income	25	25
Total revenues	$ 675	$ 590
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits	$ (379)	$ (276)
Total costs and expenses	(260)	(256)
Amortization of intangibles	$ (3)	$ (14)
Total benefits, losses and expenses	$ (642)	$ (546)
Net income	$ 22	$ 51
Business operating profit[(1)]	$ 25	$ 38

(1) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Premium Volume

Gross written premiums, policy fees and insurance deposits for our life insurance operations in the Rest of the World increased by $159 million, or 14%, from $1.1 billion in 2000 to $1.3 billion in 2001. Gross written premiums and policy fees increased by $71 million, or 14%, from $516 million to $587 million. Life insurance deposits increased by $88 million, or 14%, from $627 million in 2000 to $715 million in 2001.

Total Revenues

Total revenues for our life insurance operations in the Rest of the World increased by $85 million, or 14%, from $590 million in 2000 to $675 million in 2001. Net earned premiums and policy fees increased $80 million, or 18%, from $447 million in 2000 to $527 million in 2001, in line with the growth in gross written premiums and policy fees. Net investment income and net realized/unrealized capital gains increased $5 million, or 4%, from $118 million in 2000 to $123 million in 2001. Other income remained stable at $25 million in both 2000 and 2001.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses increased $96 million, or 18%, from $546 million in 2000 to $642 million in 2001. Total losses, loss adjustment expenses and insurance benefits also increased by $103 million, or 37%, from $276 million in 2000 to $379 million in 2001. This was mainly due to an increase in the level of expenses in Australia in line with new business growth, a change in estimates on the reserves and deferrable acquisition expenses in Japan, and an increase in the reserves in Taiwan in line with the increase in gross written premiums for that country.

Total costs and expenses increased $4 million, or 2%, from $256 million in 2000 to $260 million in 2001.

Net Income

Net income for our life insurance operations in the Rest of the World decreased $29 million, or 57%, from $51 million in 2000 to $22 million in 2001.

Business operating profit for our life insurance operations in the Rest of the World decreased $13 million, or 34%, from $38 million in 2000 to $25 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Asset Management

The table below presents information regarding our Asset Management segment as of and for the years ended December 31, 2001 and 2000.

	As of and for the Year Ended December 31,	
	2001	2000
	($ in Millions)	
Assets under Management:		
Third party assets:		
Individual[1]	$130,644	$147,499
Institutional	88,860	106,236
Total third party assets	219,504	253,735
Separate account (unit linked) assets	54,851	55,791
Group investments	123,648	125,479
Total assets under management	$398,003	$435,005
Revenues:		
Asset management fee income	$ 1,517	$ 1,650
Other income	27	13
Total management fee and other related income	1,544	1,663
Net investment income and net realized/unrealized capital gains[2]	102	52
Total revenues	$ 1,646	$ 1,715
Expenses:		
Total management costs and expenses	$ (1,575)	$ (1,508)
Amortization of intangibles	(102)	(103)
Total costs and expenses	$ (1,677)	$ (1,611)
Net (loss)/income	$ (29)	$ 51
Business operating profit:[3]		
Net (loss)/income	$ (29)	$ 51
Less: special provisions and gains on disposals	—	—
Less: tax expense	1	(55)
Less: realized/unrealized capital gains	6	7
Less: realized/unrealized gains/losses allocated to policyholders	—	—
Business operating profit	$ (36)	$ 99

(1) Individual assets include two lines of business: mutual funds and high net worth customers.

(2) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(3) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

In April 2002, we sold our Zurich Scudder Investments operations to Deutsche Bank and, in May 2002, we sold our asset management operations in Italy and Germany to Deutsche Bank. Additionally, in May 2002 we sold our asset management operations in Mexico. Our Asset Management segment now consists primarily of our Threadneedle business in the UKISA region. The table below presents information on an adjusted basis reflecting only the Asset Management operations we retained as of and for the years ended December 31, 2001 and 2000.

	As of and for the Year Ended December 31,	
	2001	2000
	($ in Millions) (Adjusted)	
Assets under Management:		
Third party assets:		
Individual[1]	$9,722	$7,999
Institutional	6,537	5,949
Total third party assets	16,259	13,948
Revenues:		
Asset management fee income[2]	$ 280	$ 272
Other income	17	4
Total management fee and other related income	297	276
Net investment income and net realized/unrealized capital gains[3]	53	8
Total revenues	$ 350	$ 284
Expenses:		
Total management costs and expenses	$ 282	$ 225
Amortization of intangibles	1	—
Total costs and expenses	$ 283	$ 225
Net income	$ 50	$ 39

(1) Individual assets include two lines of business: mutual funds and high net worth customers.

(2) Our asset management fee income is primarily derived from third parties.

(3) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

Assets Under Management

Total assets under management decreased $37 billion, or 9%, from $435.0 billion in 2000 to $398.0 billion in 2001.

Third party assets under management decreased $34.2 billion, or 13%, from $253.7 billion in 2000 to $219.5 billion in 2001 due to net outflows, declines in market values and the appreciation of the U.S. dollar against most currencies in 2001. This decline was experienced in both individual and institutional third party assets under management. Our individual third party assets under management decreased $16.9 billion, or 11%, from $147.5 billion in 2000 to $130.6 billion in 2001, while our institutional third party assets under management declined $17.3 billion, or 16%, from $106.2 billion in 2000 to $88.9 billion in 2001. Additionally, perceived organizational uncertainty following the announcement of the sale of Scudder to Deutsche Bank contributed to declines in our institutional third party assets under management.

Separate account assets under management decreased $940 million, or 2%, from $55.8 billion in 2000 to $54.9 billion in 2001 due to declines in our UKISA region, our largest life insurance market, attributable to market declines and the impact of the appreciation of the U.S. dollar against the British pound.

Total Revenues

Total revenues decreased $69 million, or 4%, from $1.7 billion in 2000 to $1.6 billion in 2001 as a result of lower asset management fee income.

Asset management fee income declined $133 million, or 8%, from $1.7 billion in 2000 to $1.5 billion in 2001, driven primarily by lower sales and a smaller asset base in North America and UKISA. North America

Consumer and North America Corporate are combined and we do not allocate our Asset Management operations between the regions. Despite this total revenues declined by only 4%, due partly to capital gains on the sale of a subsidiary. While generally we experienced lower sales and smaller asset bases, particular regions performed well during the year. Total revenue for Continental Europe increased by 4% to $124 million due in part to selective rate increases in the German retail business and revaluation gains on real estate. For the Rest of the World, total asset management fee income increased by 34% and total revenues increased 109%.

Net investment income and net realized/unrealized capital gains increased $50 million, or 96%, from $52 million in 2000 to $102 million in 2001 primarily due to the sale of a subsidiary.

Of the operations that we retained, asset management fee income increased $8 million, or 3%, from $272 million in 2000 to $280 million in 2001. Net investment income and net realized/unrealized capital gains increased $45 million, or 563%, from $8 million in 2000 to $53 million in 2001.

Total Costs and Expenses

Total costs and expenses increased $66 million, or 4%, from $1.6 billion in 2000 to $1.7 billion in 2001. This increase reflects the costs associated with the closure of two subsidiaries in North America and expansion in Continental Europe and the Rest of the World.

Of the operations that we retained, total costs and expenses increased $58 million, or 26%, from $225 in 2000 to $283 in 2001.

Net (Loss)/Income

Our Asset Management segment's net income decreased $80 million, or 157%, from income of $51 million in 2000 to a loss of $29 million in 2001. Of the operations that we retained, net income improved $11 million, or 28%, from $39 million in 2000 to $50 million in 2001.

Business operating profit for our Asset Management segment decreased $135 million, or 136%, from income of $99 million in 2000 to a loss of $36 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Farmers Management Services

The table below presents information regarding the premium volume of the Farmers P&C Group Companies, which we provide management services to but do not own, and information regarding the contribution of our Farmers Management Services segment to our results of operations for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Total Premium Volume of the Farmers P&C Group Companies:		
Gross written premiums	$12,762	$11,800
Gross earned premiums	$12,363	$11,394
Farmers Management Services:		
Revenues:		
Management fees revenue	$ 1,582	$ 1,492
Other related revenue	108	97
Management fees and other related revenue	1,690	1,589
Net investment income and net realized/unrealized capital gains(1)	43	199
Total revenues	$ 1,733	$ 1,788
Expenses:		
Total management costs and expenses	$ (878)	$ (840)
Amortization of intangibles	(43)	(43)
Total costs and expenses	$ (921)	$ (883)
Net income	$ 501	$ 559
Business operating profit:(2)		
Net income	$ 501	$ 559
Less: special provisions and gains on disposals	—	—
Less: tax expense	(311)	(346)
Less: realized/unrealized capital gains	(41)	69
Less: realized/unrealized gains/losses allocated to policyholders	—	—
Business operating profit	$ 853	$ 836
Other data:		
Average management fee rate(3)	12.8%	13.1%
Gross operating margin(4)	50.5%	49.8%

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

(3) Average management fee rate is equal to the management fees divided by the gross earned premiums of the Farmers P&C Group Companies.

(4) Gross operating margin is equal to the difference of management fees and other related revenue minus Farmers management expenses and other related expenses divided by management fees and other related revenue. Farmers management expenses and other related expenses, included within total costs and expenses, were $836 million in 2001 and $797 million in 2000.

Total Premium Volume

Gross written premiums of the Farmers P&C Group Companies increased $962 million, or 8%, from $11.8 billion in 2000 to $12.8 billion in 2001. Gross earned premiums of the Farmers P&C Group Companies increased $969 million, or 9%, from $11.4 billion in 2000 to $12.4 billion in 2001. The increase in gross earned premiums was driven primarily by the continued growth in all lines of business, which benefited from a rising premium rate environment. Growth in premiums from Foremost Corporation of America and its subsidiaries ("Foremost") and the 12 eastern expansion states continued to outpace growth in the 29 core operating states of the Farmers P&C Group Companies.

Total Revenues

Total revenues for our Farmers Management Services segment decreased $55 million, or 3%, from $1.8 billion in 2000 to $1.7 billion in 2001 due entirely to a decline in investment income and net realized/ unrealized capital gains. However, management fees and other related revenue, which primarily consist of Management fees paid to the Farmers Management Company from the Farmers P&C Group Companies, increased $101 million, or 6%, from $1.6 billion in 2000 to $1.7 billion in 2001. This growth in revenues was primarily attributable to the 9% increase in gross earned premiums of the Farmers P&C Group Companies in 2001. Partially offsetting the growth in revenues was the decline in the average management fee rate from 13.1% in 2000 to 12.8% in 2001 due to a 10% decrease in the fire management fee rate. This decrease in the management fee rate between years did not have a significant impact on management fee revenues due to the 9% increase in gross earned premiums by the Farmers P&C Group Companies.

Net investment income and realized/unrealized capital gains decreased $156 million, or 78%, from $199 million in 2000 to $43 million in 2001. Investment income was negatively impacted by the payment of the $1.1 billion special dividend in respect of our share unification in October 2000 which resulted in a lower amount of average invested assets available during 2001. Also contributing to this decline were lower investment yields. Capital gains were severely impacted in 2001 by the continued decline in the U.S. equity markets and included a $54 million asset impairment writedown.

Total Expenses

Total costs and expenses increased $38 million, or 4%, from $883 million in 2000 to $921 million in 2001. This increase in expenses was primarily due to the growth in business levels between years, additional costs associated with the business assumed from Foremost and higher administrative expenses.

Net Income

Net income for our Farmers Management Services segment decreased $58 million, or 10%, from $559 million in 2000 to $501 million in 2001 as a result of the decline in investment income and realized/ unrealized capital gains.

Business operating profit for our Farmers Management Services segment increased $17 million, or 2%, from $836 million in 2000 to $853 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Capital Markets & Banking

The table below presents information regarding our Capital Markets & Banking segment for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Net earned premiums and policy fees	$ 28	$ 39
Asset management fee income	44	36
Net investment income[1]	318	394
Net realized/unrealized gains on investments[1]	528	265
Other income	100	79
Total revenues	$1,018	$ 813
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[2]	$ (13)	$ (34)
Interest expense on debt	(336)	(215)
Total costs and expenses[3]	(516)	(407)
Total benefits, losses and expenses	$ (865)	$ (656)
Net income	$ 89	$ 80
Business operating profit:[4]		
Net income	$ 89	$ 80
Less: special provisions and gains on disposals	—	—
Less: tax expense	14	(29)
Less: realized/unrealized capital gains	528	265
Less: realized/unrealized gains/losses relating to the Capital Markets & Banking segment	(528)	(265)
Business operating profit	$ 75	$ 109

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits includes non-life losses and loss adjustment expenses.

(3) Total costs and expenses includes underwriting and policy acquisition costs and other operating and administrative expenses

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Revenues

Total revenues from our Capital Markets & Banking segment increased $205 million, or 25%, from $813 million in 2000 to $1.0 billion in 2001. ZCM is the most significant operation, accounting for 83% of the total revenues in 2001. Total revenues from ZCM increased $206 million, or 32%, from $641 million in 2000 to $847 million in 2001. This increase was due to $124 million of growth in our fee income generated by our derivative structures and $103 million earned through our principal protected structures. For a description of ZCM's products, see "Business—Capital Markets & Banking."

Net investment income and net realized/unrealized capital gains increased $187 million, or 28% from $659 million in 2000 to $846 million in 2001 due to increased ZCM derivative and principal protected structures and structured finance transactions.

Total Benefits, Losses and Expenses

Interest expenses associated with our Capital Markets & Banking segment increased $121 million, or 56%, from $215 million in 2000 to $336 million in 2001. Interest expense on debt from ZCM increased $112 million, or 60%, from $187 million in 2000 to $299 million in 2001. This increase was attributed to additional interest expenses associated with the growth in our derivatives business, various inventory funding positions and funding costs related to our commercial paper program.

Total costs and expenses from our Capital Markets & Banking segment increased $109 million, or 27%, from $407 million in 2000 to $516 million in 2001. For ZCM, total costs and expenses increased $54 million, or 19%, from $289 million in 2000 to $343 million in 2001 reflecting higher compensation and benefit expenses from increased headcount and professional services fees.

Net Income

Net income for our Capital Markets & Banking segment increased by $9 million, or 11%, from $80 million in 2000 to $89 million in 2001. Net income from ZCM increased $57 million, or 95%, from $60 million in 2000 to $117 million in 2001. This increase was due to the factors mentioned above and offset by an increase in minority interests of $30 million in 2001.

Business operating profit for our Capital Markets & Banking segment decreased $34 million, or 31%, from $109 million in 2000 to $75 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Centre

The table below presents information regarding our Centre segment for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 1,187	$ 1,370
Net earned premiums and policy fees	$ 1,087	$ 1,256
Net investment income and net realized/unrealized capital gains[1]	560	530
Other income	149	58
Total revenues	$ 1,796	$ 1,844
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[2]	$(1,122)	$(1,234)
Total costs and expenses[3]	(575)	(463)
Amortization of intangibles	(6)	(7)
Total benefits, losses and expenses	$(1,703)	$(1,704)
Net income	$ 101	$ 131
Business operating profit:[4]		
Net income	$ 101	$ 131
Less: special provisions and gains on disposals	(63)	—
Less: tax expense	8	(9)
Less: realized/unrealized capital gains	111	66
Less: realized/unrealized gains/losses	—	—
Business operating profit	$ 45	$ 74

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits includes non-life losses and loss adjustment expenses, death and life insurance benefits, increase in future policyholder benefits and policyholder dividends and participation in profits.

(3) Total costs and expenses including underwriting and policy acquisition costs, other operating and administrative expenses and interest expenses.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Revenues

Centre's gross written premiums decreased $183 million, or 13%, from $1.4 billion in 2000 to $1.2 billion in 2001. This decrease was caused, in part by the fewer number of deals closed by Centre in 2001 compared to the previous year. Additionally, changes in premium income have a strong relationship

with the loss level experienced. The higher 2000 loss level brought in additional premiums that did not recur in 2001.

Net earned premiums decreased $169 million, or 13%, from $1.3 billion in 2000 to $1.1 billion in 2001. The decrease in earned premiums comes from both the lower gross written premium volume in 2001 as well as a shift in the mix of business. Transaction structures in the structured finance markets are more back-end loaded with regard to premiums earned and income recognition as compared to structured reinsurance programs. As a result, premiums earned early in the life of new contracts are significantly lower compared to premiums earned at the beginning of contracts written in prior years.

Net investment income and net realized/unrealized capital gains increased $30 million, or 6%, from $530 million in 2000 to $560 million in 2001. This increase is attributed to a larger amount of average invested assets available during 2001.

Other income increased $91 million, or 157%, from $58 million in 2000 to $149 million in 2001 due to increased credit enhancement transactions.

Total Benefits, Losses and Expenses

Centre's reserves for loss and loss adjustment expenses include assumptions as to whether the amounts paid out will be in the form of losses or commutation payments. Policyholder dividends are in relation to certain life and disability contracts. Centre combines losses, loss adjustment expenses and policyholder dividends to review their results. Total loss, loss adjustment expenses and policyholder dividends decreased by $112 million, or 9%, from $1.2 billion in 2000 to $1.1 billion in 2001. This decrease was attributed to higher than expected loss levels in 2000 that did not recur in 2001. However, in 2001 we did incur $63 million of before tax losses related to the events of September 11th.

Total costs and expenses increased $112 million, or 24%, from $463 million in 2000 to $575 million in 2001. The main causes of the increase are increases in legal and consulting fees and an increase in the level of transactional debt and related interest expense. The change was also partly due to the release in 2000 of a prior year compensation accrual.

Net Income

Net income for Centre decreased by $30 million, or 23%, from $131 million in 2000 to $101 million in 2001.

Business operating profit for Centre decreased $29 million, or 39%, from $74 million in 2000 to $45 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Reinsurance - discontinued

During 2001, we restructured our third-party reinsurance business, historically operated under the "Zurich Re" brand name, into a new group, Converium, which was initially wholly owned by the Group. In December 2001, the Group disposed of its holding of the share capital of Converium by way of an IPO on the SWX Swiss Exchange and the New York Stock Exchange. As a result of the IPO, the Group received $2.0 billion and recorded a gain on disposal of $298 million after selling costs in 2001.

The table below presents information regarding our Reinsurance - discontinued segment's results of operations for the years ended December 31, 2001 and 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
	($ in Millions)	
Revenues:		
Gross written premiums and policy fees	$ 2,986	$ 2,641
Net earned premiums and policy fees	$ 2,199	$ 1,894
Net investment income and net realized/unrealized capital gains(1)	188	310
Gain on disposal of discontinued operations	298	—
Other income	81	22
Total revenues	$ 2,766	$ 2,226
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits(2)	$(2,628)	$(1,511)
Total costs and expenses(3)	(760)	(673)
Amortization of intangibles	(5)	(2)
Total benefits, losses and expenses	$(3,393)	$(2,186)
Net (loss)/income	$ (460)	$ 103
Business operating profit:(4)		
Net (loss)/income	$ (460)	$ 103
Less: special provisions and gains on disposals	(162)	—
Less: tax expense	167	63
Less: realized/unrealized capital gains	(79)	31
Less: realized/unrealized gains/losses applicable to policyholders	—	—
Business operating profit	$ (386)	$ 9

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits include policyholder dividends and participation in profits.

(3) Total costs and expenses are comprised of technical expenses, which are those costs included in the expense ratio, interest expense and other non-technical expenses which are excluded from the expense ratio.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

The Reinsurance - discontinued segment's results include the results of Converium for the year to December 11, 2001 and the results of the run-off of certain liabilities retained by the Group as a result of the restructuring of Zurich Re's operations into Converium. These liabilities consist mainly of the run-off of business written prior to January 1, 1987 and indemnities given to Converium, mainly relating to losses arising from the September 11, 2001 terrorist attacks.

Total Premium Volume

Gross written premiums and policy fees for our Reinsurance - discontinued segment increased $345 million, or 13%, from $2.6 billion in 2000 to $3.0 billion in 2001.

Total Revenues

Our Reinsurance - discontinued segment's total revenues increased $540 million, or 24%, from $2.2 billion in 2000 to $2.8 billion in 2001.

Net earned premiums and policy fees increased $305 million, or 16%, from $1.9 billion in 2000 to $2.2 billion in 2001. This reflects primarily the growth in gross written premiums described above pertaining to the operations of Converium in the Group before being disposed of in December 2001.

Total net investment income and net realized/unrealized capital gains decreased $122 million, or 39%, from $310 million in 2000 to $188 million in 2001. This reflected a decrease of $102 million experienced in the operations of Converium, of which $87 million related to impairment losses on the equity portfolio

following continued deterioration in global stock markets, particularly in the telecommunication and technology sectors in North America.

The inclusion of the gain on sale on the disposal of Converium contributed $298 million to our revenues in 2001.

Other income increased $59 million, or 268%, from $22 million in 2000 to $81 million in 2001. This relates primarily to an increase in Converium entities of approximately $70 million of other technical income.

Total Benefits, Losses and Expenses

Our Reinsurance - discontinued segment's total benefits, losses and expenses increased $1.2 billion, or 55%, from $2.2 billion in 2000 to $3.4 billion in 2001. Total losses, loss adjustment expense and insurance benefits increased $1.1 billion, or 74%, from $1.5 billion in 2000 to $2.6 billion in 2001. Of the increase, $460 million related to costs associated with the September 11, 2001 terrorist attacks in the United States, which includes a net $289 million loss recorded by Converium for the events of September 11, 2001. See "Business—Material Contracts—Converium Agreements" for a description of the indemnities which we granted Converium as part of the formation transactions prior to the disposal of Converium. Our Reinsurance - discontinued segment recorded a total increase of approximately $1.2 billion of total benefits, losses and expenses which primarily includes the losses mentioned above from the events of September 11, 2001, $67 million related to the Chapter 11 filing of Enron in the United States, and adverse development of $112 million recorded in the first half of 2001. Of the total remainder, the Group recorded $111 million of expenses on the disposal of Converium and approximately $150 million for the strengthening of reserves, primarily asbestos exposures.

Total costs and expenses increased $87 million, or 13%, from $673 million in 2000 to $760 million in 2001. This was primarily a result of the activities of Converium.

Net (Loss)/Income

Our Reinsurance - discontinued segment's net income decreased $563 million, from net income of $103 million in 2000 to a net loss of $460 million in 2001.

Business operating profit for our Reinsurance - discontinued segment decreased $395 million from income of $9 million in 2000 to a loss of $386 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Corporate

The table below presents information regarding our Corporate segment for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions)	
Revenues:		
Net earned premiums and policy fees	$ 126	$ 217
Asset management fee income	1	2
Net investment income and net realized/unrealized capital gains[1]	(142)	423
Other income	374	326
Total revenues	$ 359	$ 968
Benefits, losses and expenses:		
Total losses, loss adjustment expenses and insurance benefits[2]	$ (246)	$ (385)
Interest expense on debt	(716)	(605)
Amortization of intangibles	(11)	(22)
Total costs and expenses[3]	(743)	(1,042)
Total benefits, losses and expenses	$(1,716)	$(2,054)
Net (loss)	$(1,312)	$(1,087)
Business operating profit:[4]		
Net (loss)	$(1,312)	$(1,087)
Less: special provisions and gains on disposals	—	—
Less: tax expense	46	35
Less: realized/unrealized capital gains	(381)	205
Less: realized/unrealized gains/losses applicable to policyholders	—	—
Business operating profit	$ (977)	$(1,327)

(1) See "—Group Investments" for a discussion of our investment income as well as our realized and unrealized capital gains.

(2) Total losses, loss adjustment expenses and insurance benefits includes non-life losses and loss adjustment expenses, death and life insurance benefits, increase in future policyholder benefits and policyholder dividends and participation in profits.

(3) Total costs and expenses including underwriting and policy acquisition costs and other operating and administrative expenses.

(4) For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Total Revenues

Total revenues decreased by $609 million, or 63% from $968 million in 2000 to $359 million in 2001.

Net earned premiums and policy fees decreased by $91 million, or 42%, from $217 million in 2000 to $126 million in 2001, primarily due to additional cessions of premiums recorded in our Bermuda corporate entities to our Centre businesses.

Net investment income and net realized/unrealized capital gains decreased $565 million, or 134%, from income of $423 million in 2000 to a net loss of $142 million in 2001. This was primarily the result of realized capital gains of $244 million in 2000 shifting to realized capital losses of $252 million in 2001. Included within the realized capital losses for 2001 is an asset impairment write-down of $209 million after tax in 2001. The weak equity markets in 2001 resulted in fewer opportunities to realize capital gains and necessitated the impairment charge. Net unrealized losses on investments increased by $91 million, or 239%, from a loss of $38 million in 2000 to a loss of $129 million in 2001. This increase in unrealized losses on investments is also attributable to unfavorable stock market conditions in 2001.

Other income increased by $48 million, or 15%, from $326 million in 2000 to $374 million in 2001, primarily due to an increase at Group Head Office attributable to the charging out of SAP-related licensing costs to the regions.

Total Benefits, Losses and Expenses

Total benefits, losses and expenses in our Corporate segment decreased by $338 million, or 16%, from $2.1 billion in 2000 to $1.7 billion in 2001.

Total losses, loss adjustment expenses and insurance benefits declined by $139 million, or 36%, from $385 million in 2000 to $246 million in 2001. This decline was attributable to the lower volume of premiums retained in 2001.

Interest expenses increased by $111 million, or 18%, from $605 million in 2000 to $716 million in 2001, primarily as a result of higher short-term, internal borrowing by Group Head Office in 2001.

Total costs and expenses decreased by $299 million, or 29%, from $1.0 billion in 2000 to $743 million in 2001. For a discussion of our Corporate segment's costs and expenses, see "Business—Corporate." The $743 million consists of $381 million of Group Head Office expenses and $362 million of expenses related to other entities which reside in this segment. The two largest components of the $381 million Group Head Office expenses are staffing costs and fees paid to external consultants. Costs associated with our Group Head Office declined by $141 million as a result of our continuing efforts at increasing efficiency and reductions in information technology expenditures. Net foreign currency losses, which are included in total costs and expenses, declined by $65 million, largely as a result of gains at one holding company upon the settlement of certain of its U.S. dollar denominated liabilities during 2001. Administration expenses, included within total cost and expenses, were positively affected by the revaluation of employee share options. In 2000, the revaluation of these options resulted in an additional compensation expense, while in 2001 the revaluation resulted in a reduction, or credit, in compensation expense.

Net Loss

Our Corporate segment's net loss increased by $225 million, or 21%, from $1.1 billion in 2000 to $1.3 billion in 2001.

Business operating profit for our Corporate segment increased $350 million, or 26%, from a loss of $1.3 billion in 2000 to a loss of $977 million in 2001. For a definition of business operating profit, see "—Material Items Affecting our Results of Operations—Presentation of Results and Business Operating Profit."

Group Investments

Our overall financial results are, in part, dependent upon the quality and performance of our internal investment portfolios. Net investment income and net realized capital gains accounted for 16% of our consolidated revenues for the six months ended June 30, 2002, 18% for the year ended December 31, 2001 and 24% for the year ended December 31, 2000. As of June 30, 2002, the carrying value of our investment portfolio was $155.9 billion.

The table below presents our net investment income, net realized capital gains or losses, net unrealized losses on investments and net change in unrealized capital gains or losses by asset class for the six months ended June 30, 2002 and 2001 and the years ended December 30, 2001 and 2000. The total return to shareholders shown in the table below does not represent the amount recorded in our statement of income because the net change in unrealized capital gains or losses is recorded as a separate component of shareholders' equity.

	Six Months Ended June 30,				Year Ended December 31,			
	2002		2001		2001		2000	
	$ Millions	Yield[1] %	$ Millions	Yield[1] %	$ Millions	Yield[1] %	$ Millions	Yield[1] %
Equity Securities:								
Net investment income	$ 360	1.3%	$ 471	1.7%	$ 702	2.6%	$ 616	2.3%
Net realized capital gains	67	0.2	400	1.4	(144)	(0.5)	2,543	9.3
Net unrealized losses on investments	(34)	(0.1)	(291)	(1.1)	(256)	(0.9)	(634)	(2.3)
Net change in unrealized capital gains or losses in shareholders' equity	(2,467)	(8.7)	(1,851)	(6.7)	(2,847)	(10.5)	(2,024)	(7.4)
Total return	$(2,074)	(7.3)%	$(1,271)	(4.6)%	$(2,545)	(9.4)%	$ 501	1.8%
Fixed Maturities:								
Net investment income	$ 2,273	2.8%	$ 2,050	2.9%	$ 3,985	5.6%	$ 4,300	5.9%
Net realized capital gains	(75)	(0.1)	323	0.5	810	1.1	(14)	—
Net unrealized losses on investments	11	—	(3)	—	(33)	—	46	0.1
Net change in unrealized capital gains or losses in shareholders' equity	52	(0.1)	(466)	(0.7)	(171)	(0.2)	1,416	1.9
Total return	$ 2,261	2.8%	$ 1,904	2.7%	$ 4,591	6.4%	$ 5,748	7.9%
Other Investments:								
Net investment income	$ 544	1.7%	$ 640	2.6%	$ 1,309	5.0%	$ 1,242	5.3%
Net realized capital gains	64	0.2	94	0.4	155	0.6	271	1.2
Net unrealized losses on investments	(155)	(0.3)	32	0.1	116	0.4	107	0.5
Net change in unrealized capital gains or losses in shareholders' equity	8	—	(898)	(3.6)	(891)	(3.4)	(102)	(0.4)
Total return	$ 461	1.5%	$ (132)	(0.5)%	$ 689	2.7%	$ 1,518	6.5%
Consolidated:								
Net investment income	$ 3,177	2.3%	$ 3,161	2.6%	$ 5,996	4.8%	$ 6,158	5.0%
Net realized capital gains	56	—	817	0.7	821	0.7	2,800	2.3
Net unrealized losses on investments	(178)	(0.1)	(262)	(0.2)	(173)	(0.1)	(481)	(0.4)
Net change in unrealized capital gains or losses in shareholders' equity	(2,407)	(1.7)	(3,215)	(2.6)	(3,909)	(3.1)	(710)	(0.6)
Total return	$ 648	0.5%	$ 501	0.4%	$ 2,735	2.2%	$ 7,767	6.3%

(1) Yield is calculated as net investment income, net realized/unrealized capital gains and net change in unrealized capital gains or losses in shareholders' equity divided by the average invested assets. Yield for the six-month periods has not been annualized.

The total return of our investment portfolios for each of the six months ended June 30, 2002 and 2001, based on the sum of investment income, net realized and unrealized capital gains included in income and the change in gross unrealized gains and losses, expressed as a percentage of average invested assets, was 0.9%. Excluding the total return of our investment portfolios allocated to policyholders, our total return was 0.5% and 0.4%, respectively, for the six months ended June 30, 2002 and 2001.

Included in the Group's investment return for the six months ended June 30, 2002 are the results of the Deutscher Herold Group which we purchased in April 2002. The investment return of the Deutscher Herold Group included in our results is set forth in the following table.

	Six Months Ended June 30, 2002	
	$ Millions	Yield[1] %
Equity Securities:		
Net investment income	$ 123	2.7%
Net realized capital gains	(55)	(1.2)
Net unrealized losses on investments	—	—
Net change in unrealized capital gains or losses in shareholders' equity	(807)	(17.4)
Total return	$(739)	(15.9)%
Fixed Maturities:		
Net investment income	$ 53	0.5%
Net realized capital gains	(2)	—
Net unrealized losses on investments	—	—
Net change in unrealized capital gains or losses in shareholders' equity	22	0.2
Total return	$ 73	0.7%
Other Investments:		
Net investment income	$ 57	0.7%
Net realized capital gains	24	0.3
Net unrealized losses on investments	4	0.1
Net change in unrealized capital gains or losses in shareholders' equity	—	—
Total return	$ 85	1.1%

(1) Yield is calculated as net investment income, net realized/unrealized capital gains and net change in unrealized capital gains or losses in shareholders' equity divided by the average invested assets. Yield for the six-month periods has not been annualized.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Our consolidated net investment income and net realized/unrealized capital gains declined $661 million, or 18%, from $3.7 billion for the six months ended June 30, 2001 to $3.1 billion for the six months ended June 30, 2002. Write-downs for asset impairments amounted to $48 million in the first half of 2001 compared to $292 million in the first half of 2002. Excluding impairments, our consolidated net investment income and net realized/unrealized capital gains declined $433 million, or 72%, from $603 million for the six months ended June 30, 2001 to $170 million for the six months ended June 30, 2002.

The Group's own investments excluding unit linked assets increased by 26% from $123.6 billion as of December 31, 2001 to $155.9 billion as of June 30, 2002. The increase in investments was mainly due to the completed acquisitions of the life insurance operations of Deutsche Bank in Germany, Italy, Portugal and Spain in the first half of 2002, which added $21.8 billion of investments to the Group as of June 30, 2002. Also, the weakening of the U.S. dollar against the U.K. pound (–5.1%), Swiss franc (–10.8%) and euro (–10.2%) increased the value of our investments. More than 90% of our total investments are denominated in one of these four currencies. Favorable bond markets further increased the value of our investments.

The increase of invested assets was partially offset by worldwide declining stock markets as indicated by the S&P 500, DJ Euro Stoxx, FTSE 100 and SPI which declined by 13%, 16%, 9% and 5%, respectively, during the first half of 2002.

Investment income remained flat at $3.2 billion in both the first half of 2001 and 2002 reflecting our increased asset base in a reduced interest rate environment.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Our consolidated net investment income and net realized/unrealized capital gains declined $1.9 billion, or 22%, from $8.5 billion in 2000 to $6.6 billion in 2001.

The market environment was characterized by the significant decrease in world equity markets. With the exception of Switzerland, most major equity markets had very weak performance in 2001 and 2000. The S&P 500 Index declined by over 12% and 9%, in 2001 and 2000, respectively. The U.K. FTSE 100 declined 14% and 8% in 2001 and 2000, respectively. The majority of our equity portfolio is in developed markets with limited exposure to equity securities in emerging markets. The equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions. The world-wide economic downturn dominated the development of global financial markets in 2001. The decline in equity markets led to the Group recognizing pre-tax asset impairments of $838 million in 2001 and a decrease in our equity portfolio to $26.1 billion in 2001 from $28.1 billion in 2000.

As the major equity markets had a very weak performance in 2001, we reduced the realization of capital gains significantly, which is the main reason for the decrease in our investment result. Investment income has remained stable as interest rates fell only during 2001, and therefore had a limited impact on our re-investments.

Embedded Value of Life Insurance Operations

An alternative method of reporting the financial results of the life insurance operations of an insurance company is to use an embedded value method. This method is used by a number of life insurance groups to provide supplementary information to that shown in their published accounts. Similarly, we are providing the following embedded value information regarding our Life Insurance operations. Embedded value is used internally to assess the performance of our life insurance operations.

Embedded Value

Embedded value is an actuarially determined estimate of the economic value of the life insurance operations of an insurance company, excluding any value attributable to future new business. Embedded value profit, defined as the change in the embedded value over the period, after adjustment for any capital injections and transfers, provides a measure of the performance of these life insurance operations.

The embedded value of our Life Insurance operations was $11.1 billion as of June 30, 2002, $10.6 billion as of December 31, 2001 and $11.5 billion as of December 31, 2000. The post-tax embedded value loss of our Life Insurance operations for the six months ended June 30, 2002 was $380 million and for the year ended December 31, 2001 was $182 million. Our embedded value loss, and the assumptions used to calculate it, are discussed below.

The embedded value represents our shareholders' interest, excluding any value from future new business, in our existing Life Insurance business. It is the total of our shareholders' interest in the net assets of the Life Insurance business and the present value of the projected releases to shareholders arising from the business in-force less a charge for the cost of capital supporting the solvency requirements of the business that may change over time.

- Shareholder net assets consist of the local statutory capital and surplus which in some countries is then adjusted to include shareholders' share of unrealized capital gains and certain other market value adjustments. Shareholder net assets is not an IAS measure and does not include certain IAS items such as deferred acquisition costs or acquired value of in-force business.

- The value of in-force business is the present value of the projected stream of future after tax regulatory profits that are expected to be generated from the policies in force at the valuation date. This present value is calculated using discount rates in each country consistent with long-term government bond rates at the valuation date plus a risk margin. The projected stream of future after-tax regulatory profits is computed using realistic assumptions with regard to future mortality, morbidity and lapse rates, maintenance expenses and taxation. The investment return assumptions used are consistent with investment return allocations underlying the regulatory accounts of the applicable insurance companies.

- Solvency capital is the capital we allocate to our Life Insurance operations to satisfy local regulatory solvency requirements. Our target level of solvency capital for each of our insurance companies is typically equal to the minimum local regulatory solvency requirements. Assets backing solvency capital may be regarded as being locked-in and are projected to earn an after tax investment return, which is less than the discount rates used in the calculation of the value of in-force business.

- The charge for the cost of maintaining solvency capital is the difference in the period between the after tax amount earned on assets supporting solvency capital and the amount expected in accordance with the discount rate. The charge for the cost of holding solvency capital over the outstanding life of in-force policies is the present value of these charges.

Embedded Value Profit

Embedded value profit is the change in the embedded value over the period, after adjustment for any dividends and capital movements. This profit is calculated on an after tax basis.

Embedded value profit consists of the following components, the first two of which in the aggregate are referred to as operating profit:

- new business profit, after tax, which represents the value added by new business written during the period, including allowance for the cost of holding solvency capital, and is valued at point of sale using the applicable discount rate;

- the operating profit from existing business, which is equal to:

  - the operating profit expected from in-force business and net assets, after tax, including allowance for the cost of holding solvency capital,

  - the experience variances caused by the differences between the actual experience during the period and the expected experience assumed from the prior period embedded value, and

  - the impact of changes in the assumptions of future operating experience; and

- the economic variance, which is equal to:

  - the investment variance caused by differences between the actual and the expected experience, based on our current period economic assumptions, and

  - the change in economic assumptions during the period, such as changes in discount rates and future investment rates.

Six Months Ended June 30, 2002

For the first time, B&W Deloitte, independent consulting actuaries, undertook a limited review of the 2002 half-year figures for the main life insurance companies of the Group in the United States, the United Kingdom, Switzerland, Germany, Italy, Spain, the Netherlands, Ireland and the Isle of Man, that was conducted on the basis of data provided by the Group. The embedded values for the life insurance businesses in these countries comprised approximately 85% of the total life insurance business embedded value of Zurich Financial Services. As part of this review, B&W Deloitte was provided by these Group companies with information relating to any changes in methodology, assumptions and models since their calculations of embedded value profits as of December 31, 2001. B&W Deloitte considered the appropriateness of such changes in methodology and assumptions and applied high level checks of reasonableness to the significant effects on embedded value and value of new business. During this review nothing came to B&W Deloitte's attention that would indicate that the embedded value and value of new business results of Zurich Financial Services as of June 30, 2002 were unreasonable.

Subsequent to June 30, 2002, equity investments have generated returns that in some cases have been significantly below those assumed in the embedded value calculations. B&W Deloitte further noted that it understood that since that date, management in some of the Group's life insurance companies have taken action in respect of their investment strategy. B&W Deloitte made no estimate of the potential impact of market movements since June 30, 2002 nor of the changes in investment strategy. All these factors may affect the economic assumptions for future embedded value and new business value calculations.

Embedded Value for the Six Months Ended June 30, 2002

The following table shows the embedded value of our Life Insurance operations as of June 30, 2002 and 2001.

	As of June 30, 2002	As of June 30, 2001
	($ in Millions)	
Shareholder net assets	$ 4,875	$ 4,660
Value of business in-force	6,211	5,939
Embedded value	$11,086	$10,599

The following table shows the components of the change in embedded value from December 31, 2001 to June 30, 2002.

	Change from December 31, 2001 to June 30, 2002
	($ in Millions)
Beginning period embedded value	$10,647
Embedded value loss	(380)
Dividends and capital movements	286
Foreign currency translation effects	533
Ending period embedded value	$11,086

Embedded Value Profit/(Loss) for the Six Months Ended June 30, 2002 and 2001

The tables below present the after tax embedded value profit/(loss) of our Life Insurance operations for the six months ended June 30, 2002 and 2001.

	Six Months Ended June 30, 2002				
	North America Consumer	Continental Europe	UKISA	Rest of the World	Total
			($ in Millions)		
New business annual premium equivalent	$155	$ 260	$379	$102	$ 896
New business profit/(loss), net of tax	$ 16	$ —	$ 26	$ 7	$ 49
Profit from in-force business and net assets, including changes in assumptions, after tax	25	(361)	(103)	10	(429)
Embedded value profit/(loss), after tax	$ 41	$(361)	$ (77)	$ 17	$(380)
New business profit margin	10.1%	(0.2)%	7.0%	6.6%	5.4%

	Six Months Ended June 30, 2001				
	North America Consumer	Continental Europe	UKISA	Rest of the World	Total
			($ in Millions)		
New business annual premium equivalent	$240	$ 164	$415	$110	$ 929
New business profit/(loss), net of tax	$ 24	$ (12)	$ 38	$ 10	$ 60
Profit from in-force business and net assets, including changes in assumptions, after tax	140	(225)	35	28	(22)
Embedded value profit/(loss), after tax	$164	$(237)	$ 73	$ 38	$ 38
New business profit margin	9.8%	(7.3)%	9.2%	9.1%	6.5%

Poor stock market performance and investment returns in the first half of 2002 led to an embedded value loss of $380 million and a negative return of (3.6)%, as compared to an embedded value profit of $38 million and a return of 0.3% in the first half of 2001.

New business premiums measured on an annual premium equivalent ("APE") basis (annual premiums plus 10% of single premiums) declined by 4% from $929 million for the six months ended June 30, 2001 to $896 million for the six months ended June 30, 2002. New business contributed $49 million of profit to our after tax embedded value loss in the first half of 2002, a reduction of 18% compared to $60 million of profit added in the first half of 2001. Our new business profit margin declined from 6.5% for the six months ended June 30, 2001 to 5.4% for the six months ended June 30, 2002.

The embedded value profit/(loss) is stated after tax. In total, we attributed an average tax rate of 30.1% for the mid-year 2002 embedded value profit calculation.

In our North America Consumer region, new business premiums on an APE basis were $155 million for the six months ended June 30, 2002, a decrease of 35% from $240 million for the same period in 2001. At Zurich Life, sales of variable annuity products for the six months ended June 30, 2002 were down compared to the six-month period ended June 30, 2001 due to the discontinuance of unprofitable variable annuity products at the end of 2001. New business added $16 million to after tax embedded value profit for the six months ended June 30, 2002 as compared to $24 million for the six months ended June 30, 2001. While this is a reduction in new business value added, it represents a slight increase in the new business profit margin for our North America Consumer operations from 9.8% for the six months ended June 30, 2001 to 10.1% for the six months ended June 30, 2002. Our embedded value profit for our North America Consumer operations decreased from $164 million for the first half of 2001 to $41 million for the first half of 2002, and our embedded value return declined from 4.7% for the six months ended June 30, 2001 to 1.2% for the six months ended June 30, 2002.

In Continental Europe, new business premiums on an APE basis increased by 59% compared to those in the first half of 2001, from $164 million for the six months ended June 30, 2001 to $260 million for the six months ended June 30, 2002. This increase largely resulted from $95 million of additional premiums on an APE basis from the integration of Deutscher Herold and the other former Deutsche Bank insurance companies. Value added by new business increased by $12 million for the six months ended June 30, 2002 from a loss of $12 million for the half year 2001, improving the new business profit margin for Continental Europe. Deutscher Herold and the other former Deutsche Bank insurance companies contributed $3 million of new business profit from the dates of their acquisition in April and May 2002 and added an embedded value of $441 million. Our new business profit margin in Continental Europe improved from negative (7.3)% for the six months ended June 30, 2001 to negative (0.2)% for the six months ended June 30, 2002. Expense savings and reduced policyholder profit participation in Switzerland and Germany, together with the added value from Deutscher Herold and the other former Deutsche Bank insurance companies, were primarily responsible. The new business value results for Switzerland do not take into account the planned reduction of guaranteed interest rates for group business and of conversion rates for pension annuities currently under discussion by the Swiss government. In addition, expected synergies from the integration of Deutscher Herold and the other former Deutsche Bank insurance companies have not been included. The embedded value loss for our Continental Europe operations increased from a loss of $237 million for the first half of 2001 to a loss of $361 million for the first half of 2002, and our embedded value return declined from negative (8.2)% for the six months ended June 30, 2001 to negative (16.2)% for the six months ended June 30, 2002.

Lack of investor confidence in UKISA impacted new business (primarily through the Zurich Advice Network) with overall new business premiums on an APE basis in the first half of 2002 down 9% from $415 million for the first half of 2001 to $379 million for the six months ended June 30, 2002. Overseas, there was also an increase in new business in Ireland, where the government's Special Savings Initiative led to an increase in new business premiums. New business profit was $26 million for the six months ended June 30, 2002, down from $38 million for the prior year's period due to lower volumes. Our UKISA new business profit margin declined from 9.2% for the six months ended June 30, 2001 to 7.0% for the six months ended June 30, 2002. UKISA's new life insurance profits exclude sales of Threadneedle products through the UKISA life insurance distribution channels, which are included in our Asset Management segment. Our embedded value profit/(loss) for our UKISA operations decreased from profit of $73 million for the first half of 2001 to a loss of $77 million for the first half of 2002, and our embedded value return declined from 1.6% for the six months ended June 30, 2001 to negative (1.8)% for the six months ended June 30, 2002.

In the Rest of the World region, new business premiums on an APE basis for the six months ended June 30, 2002 were $102 million, a reduction of 7% from $110 million for the same period in 2001. Improvement in expenses and the removal of some less profitable products resulted in an increase in new business profitability in Asia Pacific. In Latin America, the reflection of the uncertainty surrounding Argentina

resulted in a reduction in additional value. Overall, value added by new business for the Rest of the World was down 30% from $10 million for the six months ended June 30, 2001 to $7 million for the six months ended June 30, 2002. Our new business profit margin in the Rest of the World declined from 9.1% for the six months ended June 30, 2001 to 6.6% for the six months ended June 30, 2002. Our embedded value profit for the Rest of the World decreased from $38 million for the first half of 2001 to $17 million for the first half of 2002, and our embedded value return declined from 6.8% for the six months ended June 30, 2001 to 3.1% for the six months ended June 30, 2002.

Assumptions for the Six Months Ended June 30, 2002

The embedded value method, in common with any valuation method based on projections about the future, involves subjectivity when establishing the assumptions to be used. We have selected assumptions that we consider appropriate and have sought consistency among operations, while reflecting local business portfolios, experience and market environments.

The discount rates used to value the in-force business in each country reflect long-term government bond rates at the valuation date plus a risk margin. We used a total discount rate of 8.4% for the six months ended June 30, 2002 compared to a discount rate of 8.6% for the six months ended June 30, 2001. Assumptions such as mortality, morbidity and lapse rates, maintenance expenses and investment returns were chosen to reflect recent and expected future experience. Projected tax was allowed for on the basis that applies to each legal entity within our Group.

The table below presents the principal economic assumptions of our embedded value calculations as of June 30, 2002.

	North America Consumer	Continental Europe	UKISA	Rest of the World	Total
Discount rate	8.5%	8.2%	8.0%	11.0%	8.4%
Pre-tax investment returns:					
Fixed interest	6.6%	4.8%	5.0%	5.7%	5.2%
Equities	9.0%	8.0%	7.5%	8.4%	7.8%
Property	—	5.6%	7.0%	7.8%	5.9%
Expense inflation	2.1%	1.5%	3.2%	3.2%	2.2%
Attributed tax rate	35.4%	26.1%	29.2%	26.2%	30.1%

Subsequent to June 30, 2002, equity investments have generated returns that in some cases have been significantly below those assumed in the embedded value calculations. Since that date, management in some of the Group's life insurance companies have taken action in respect of their investment strategies. All these factors may affect the economic assumptions for future embedded value and new business value calculations.

Year Ended December 31, 2001

B&W Deloitte, independent consulting actuaries, provided advice on the choice of methodology and assumptions used in the calculation of the embedded value as of December 31, 2001 and 2000. On the basis of the data provided by Zurich Financial Services, B&W Deloitte considers that the embedded value results as of December 31, 2001 and 2000 are reasonable.

Embedded Value for the Year Ended December 31, 2001

The following table shows the embedded value of our Life Insurance operations as of December 31, 2001 and 2000.

	As of December 31,	
	2001	2000
	($ in Millions)	
Shareholder net assets	$ 4,867	$ 5,379
Value of business in-force	5,780	6,145
Embedded value	$10,647	$11,524

The following table shows the components of the change in embedded value from December 31, 2000 to December 31, 2001.

	Change from December 31, 2000 to December 31, 2001
	($ in Millions)
Beginning period embedded value	$11,524
Embedded value loss	(182)
Dividends and capital movements	(403)
Foreign currency translation effects	(292)
Ending period embedded value	$10,647

Embedded Value Profit/(Loss) for the Year Ended December 31, 2001

The table below presents the after tax embedded value profit/(loss) of our Life Insurance operations for the year ended December 31, 2001.

	Year Ended December 31, 2001				
	North America Consumer	Continental Europe	UKISA	Rest of the World	Total
			($ in Millions)		
New business annual premium equivalent	$ 551	$ 411	$ 800	$ 246	$ 2,008
New business profit, net of tax	$ 9	$ —	$ 71	$ 2	$ 82
Profit from existing business:					
Operating profit expected from in-force business and net assets	315	232	369	63	979
Operating (loss)/profit in excess of expected	(75)	22	(63)	(18)	(134)
Operating assumption changes	(6)	129	(27)	(20)	76
Total operating profit, after tax	243	383	350	27	1,003
Economic variance:					
Investment variance	(119)	(719)	(244)	(12)	(1,094)
Change in economic assumptions	48	(87)	1	(53)	(91)
Embedded value profit/(loss), after tax	$ 172	$(423)	$ 107	$ (38)	$ (182)
New business profit margin	1.6%	0.1%	8.8%	1.0%	4.1%

Poor stock market performance and investment returns in 2001 resulted in a substantial embedded value economic loss of $1.2 billion, resulting in a total after tax embedded value loss of $182 million.

Embedded value operating profit after tax was $1.0 billion in 2001, an operating return of 8.7%, which was above the prior year's discount rate of 8.5%. In 2001, an increase in allocated capital in North America Consumer and additional expenses incurred in some of our regions overshadowed the strong operating result in Continental Europe.

The embedded value profit is on an after tax basis. In total, we attributed an average tax rate of 30.3% for the year ended December 31, 2001 embedded value profit calculation and an average tax rate of 29.8% for the year ended December 31, 2000 embedded value profit calculation.

In North America Consumer, the after tax embedded value operating profit in 2001 decreased by $119 million, or 33%, from $362 million to $243 million, a 7.0% return, which was below the prior year's discount rate of 9.0%.

The embedded value operating profit for Continental Europe was $383 million in 2001, a return of 13.2% and above the prior year's discount rate of 8.0%. In Switzerland, we had an operating return of 11.3% and in the rest of Continental Europe we had an operating return of 15.7% compared with the prior year's discount rates of 7.5% and 8.7%, respectively. Adaptation of policyholder participation to the investment environment and a general reduction of expenses contributed to our operating performance in Continental Europe. The overall return on embedded value significantly declined as a result of the fall in the worldwide stock markets in 2001, leading to a negative economic variance of $806 million and an overall return on

embedded value of negative (14.6%). Switzerland had a return on embedded value of negative (27.4%) in 2001, whereas the rest of Continental Europe had a positive return of 2.1%.

In the UKISA region, the embedded value operating profit for the life insurance companies was $350 million in 2001, a return of 7.7%, which was slightly below the prior year's discount rate of 8.1%. New business value added of $71 million was helped by the performance of the IFA channel and international sales. Operating profit was lower than expected as improved renewal expense performance was more than offset by higher non-recurring costs linked to the restructuring of our U.K. life insurance businesses and the re-branding of the Zurich Advice Network. The overall return on embedded value was significantly reduced by the fall in the U.K. stock market in 2001, leading to a negative economic variance of $243 million and an overall embedded value profit of $107 million.

Our Rest of the World region's embedded value operating profit for 2001 was down to $27 million, resulting in an operating return of 4.9% compared to the prior year's discount rate of 11.4%.

Assumptions for the Year Ended December 31, 2001

The table below presents the principal economic assumptions of our embedded value calculations as of December 31, 2001.

	North America Consumer	Continental Europe	UKISA	Rest of the World	Total
Discount rate	8.5%	8.1%	8.0%	11.2%	8.4%
Pre-tax investment returns:					
Fixed interest	6.6%	4.5%	5.0%	5.8%	5.2%
Equities	9.1%	7.9%	7.5%	8.4%	7.8%
Property	—	5.7%	7.0%	7.3%	6.1%
Expense inflation	2.0%	1.9%	3.1%	2.8%	2.4%
Attributed tax rate	35.3%	24.3%	30.0%	25.4%	30.3%

Alternative Assumptions (Sensitivities) for the Year Ended December 31, 2001

The table below presents the sensitivity of our December 31, 2001 embedded values to changes in several key assumptions:

	Discount Rate 1% Increase	Discount Rate 1% Decrease	Interest Rate 1% Increase	Market Value of Equities 10% Decrease	Renewal Expenses 10% Decrease
			($ in Millions)		
Change in embedded value	$(536)	$596	$299	$(464)	$243

The table below presents the sensitivity of our December 31, 2001 values of new business to changes in several key assumptions.

	Discount Rate 1% Increase	Discount Rate 1% Decrease	Interest Rate 1% Increase	Renewal Expenses 10% Decrease
		($ in Millions)		
Change in new business value	$(71)	$77	$35	$23

The figures shown above are "sensitivities"—for each assumption change, all other assumptions have remained unchanged. The exception to this is where there is a direct relationship between policyholder bonus rates and interest rates, in which case bonus rates have been adjusted appropriately for the interest rate sensitivity.

Liquidity and Capital Resources

Our Group Head Office operates a treasury function responsible for managing Group banking relationships, capital raising activities including equity and debt issues, our overall cash and liquidity positions and the payment of internal and external dividends for the Group and for all Swiss Business Units. Our BUs are responsible for managing local cash and liquidity positions, including the repayment of debt. Where possible, we seek to manage funds and liquidity requirements on a pooled basis, across multiple BUs.

Liquidity Requirements

Our principal cash requirements are for the payment of insurance claims and policy benefits, servicing debt and the redemption of preference shares, the acquisition of and investment in businesses, operating expenses, including Group Head Office expenses, capital expenditures and dividends to shareholders, including preference share dividends.

Dividends

On May 22, 2002, we paid a dividend of CHF8.00 per registered share and, on May 23, 2001, we paid a dividend of CHF17.15 per registered share, in each case before deducting Swiss withholding tax. These dividends were an appropriation of available earnings proposed by the Board of Directors.

Debt Repayment

Repayments on debt outstanding amounted to $3.2 billion in the first six months of 2002, $4.9 billion in 2001 and $3.0 billion in 2000. Interest expense on debt was $324 million in the first six months of 2002, $781 million in 2001 and $596 million in 2000. Proceeds from issuances of debt amounted to $4.1 billion in the first six months of 2002, $6.5 billion in 2001 and $6.3 billion in 2000. Details of outstanding debt and future repayment requirements are provided below. Our outstanding debt increased $1.6 billion, or 17%, from $9.5 billion as of December 31, 2000 to $11.1 billion as of December 31, 2001. The increase in debt was due to the activities of ZCM, whose debt increased by $2.6 billion. During the same period, we repaid senior debt of $1.1 billion. This was partly offset by a reduction of $197 million, from the assumption of senior debt from Zurich Reinsurance Centre Holdings Inc. by Converium Holdings US, which was disposed of as part of the Converium divestiture. During 2001, Zurich Holding Company of America repaid a $100 million fixed bank term loan. INZIC AG had no debt outstanding at the end of 2001, as compared to outstanding debt of $531 million at the end of 2000. Debt outstanding also was decreased at ZIC, from $1.2 billion outstanding at the end of 2000 to $935 million outstanding at the end of 2001.

Acquisitions

In April 2002, we acquired from Deutsche Bank 76.429% of Deutscher Herold Aktiengesellschaft, formerly known as Versicherungsholding der Deutschen Bank AG, which includes the Deutscher Herold Group as well as Bonnfinanz and Deutsche Gesellschaft für Vermögensberatung. See "Business—Material Contracts—Deutsche Bank Agreements." In addition, in May 2002, we acquired Deutsche Bank's life insurance operations in Italy, Spain and Portugal. The purchase price for these acquisitions from Deutsche Bank totaled €1.3 billion (or $1.3 billion as of June 30, 2002).

On December 17, 2001, the Group entered into an agreement with ING Canada. In addition, effective February 1, 2002, the Group purchased the renewal rights for ING Canada's large commercial and corporate lines of business and paid a commission of approximately $15 million, which is recorded as an intangible asset. Under the terms of the agreement, the Group paid the balance of $11 million due to ING Canada on March 29, 2002.

On August 28, 2001, the Group completed the purchase of the Neckura Group ("Neckura") of insurance companies in Germany from Nationwide Mutual Insurance Company. Neckura had premium volume of $203 million in 2000 and has 750 employees. The cost of the acquisition was €194 million, which we paid in cash. The balance sheet of Neckura included $12 million in cash and cash equivalents as of the date of acquisition.

Commitments and Contingencies

The Group has provided guarantees or commitments to external parties, associates, partnerships and joint ventures. These arrangements include commitments under certain conditions to make liquidity advances to cover delinquent principal and interest payments, make capital contributions or provide equity financing. The Group's guarantees were $620 million as of December 31, 2001 and $975 million as of December 31, 2000. The Group knows of no event of default that would require it to satisfy these guarantees. Additionally, the Group had assets pledged as security of approximately $29 million as of December 31, 2001 and $2.4 billion as of December 31, 2000.

The Group had committed to contribute $5.0 billion and $4.4 billion in capital to subsidiaries, associates and third parties as of December 31, 2001 and December 31, 2000, respectively, that engage in making investments in direct private equity, private equity funds, emerging market funds and hedge funds, of which

$2.1 billion and $1.1 billion have been funded as of December 31, 2001 and December 31, 2000, respectively. The remaining commitment as of December 31, 2001 therefore amounted to $2.9 billion. Included in this amount were remaining commitments of $1.5 billion to Capital Z Investments II, L.P. and $497 million to Capital Z Investments, L.P. Part of these commitments may be called at any time and in any amount, based on various criteria. Included within the commitment is a minimum allocation for hedge fund investments of $1.0 billion, of which $584 million has been funded as of December 31, 2001. The Group has certain rights to the return of its capital invested in hedge funds prior to the partnership termination if certain performance thresholds are not met. Furthermore, the Group has an option after January 2003, which the Group intends to exercise, to reduce its commitment to Capital Z Investments II, L.P. from $1.5 billion to $750 million. See "Business—Material Contracts—Capital Z Partnership Agreements."

In September 2002, we entered into an agreement with the management of our subsidiary, Gresham Trust, whereby they will form a new private equity management company independent of the Group. The agreement will take effect after an interim period, assuming certain conditions are met. The value of our investments managed by Gresham Trust was approximately $227 million as of June 30, 2002. The agreement will reduce our remaining commitments to Gresham Trust-managed funds from $613 million to $69 million. In addition, we will commit a further $115 million to a new Gresham Trust-managed fund. As a result, our total remaining commitment to Gresham Trust-managed funds will be $184 million.

In connection with the transactions with Deutsche Bank, we have entered into various agreements that contain potential contingent obligations. For a discussion of these agreements and contingent obligations, see "Business—Material Contracts—Deutsche Bank Agreements."

The Group had other commitments and contingencies of $21.2 billion and $20.2 billion outstanding as of December 31, 2001 and December 31, 2000, respectively. The amount as of December 31, 2001 includes future rent commitments of $1.2 billion and a securities lending protection agreement into which a subsidiary of ZCM has entered. ZCM's subsidiary has entered into a $20 billion securities lending protection agreement with a financial institution in which it guarantees against securities loan defaults by the financial institution's counterparties due to insolvency events. ZCM would be exposed under this transaction if the counterparty defaults and either (A) the collateral posted with the financial institution falls in value or (B) the underlying value of the securities rise. As of December 31, 2001, ZCM's exposure to securities under the securities lending protection agreement amounted to $7.3 billion and the financial institution held collateral of $7.4 billion. As of June 30, 2002, ZCM's exposure to securities under the securities lending protection agreement amounted to $6.0 billion and the financial institution held collateral of $6.2 billion. Zurich Financial Services and Zurich Group Holding have guaranteed the ZCM entity's obligations under the securities lending protection agreement. See "Business—Material Contracts—Guarantees and Bonds in Favor of ZCM Entities." ZCM recently gave notice to the financial institution of its intention to terminate the security lending protection agreement by the end of the year.

Other commitments as of December 31, 2001 included:

- Through the normal course of investment operations, the Group commits to either purchase or sell securities or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor those commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. The Group had commitments to purchase investments for $84 million as of December 31, 2001.

- To secure certain reinsurance contracts, irrevocable letters of credit of $2.4 billion and surety bonds of $100 million were outstanding as of December 31, 2001. The Group had undrawn loan commitments in its banking subsidiaries of $153 million as of December 31, 2001.

- The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Future payments under non-cancelable leases with terms in excess of one year totaled $1.4 billion as of December 31, 2001.

- In addition, the following situations have been identified as potential future obligations:

  - The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations as insurers. The outcome of such current legal proceedings, claims and litigation could have a material effect on the operating results or cash flows when resolved in a future period. However, except as

provided in "Business—Legal Proceedings," in the opinion of management, these matters will not materially affect the Group's consolidated financial position.

- The Group has received notices from various tax authorities asserting deficiencies in taxes for various years. The Group believes that it has meritorious legal defenses to those claims and believes that the ultimate outcome of the cases will not result in a material impact on the Group's consolidated results of operation or financial position.

- In common with other groups with life insurance businesses in the United Kingdom, the Group remains exposed to a number of conduct of business issues which are currently under review by the FSA. While provisions are maintained which reflect management's best estimate of the probable costs and expenses of resolving these matters, significant uncertainty regarding the ultimate costs remains.

- The Group through certain of its subsidiaries has agreed to arrangements that cap Converium's net exposure for losses arising out of the terrorist attacks of September 11, 2001 at $289 million and, further, has agreed to continue to provide Converium Reinsurance (North America), Inc. with coverage under an aggregate excess of loss reinsurance agreement relating to losses arising out of the Unicover Pool involving Amerisafe and to indemnify Converium Reinsurance (North America), Inc. for losses in excess of $59 million.

- The Group through ZCM has commitments to customers under credit facilities and derivative and other financing programs related to their managed asset business line. The terms of such facilities and programs vary by customer, with accessibility related to undrawn amounts restricted by loan-to-value requirements and other criteria.

In connection with the sale of part of our interest in Bâloise in December 2001, we entered into a swap transaction under which we retain a partial economic interest in the holding of Bâloise shares. Under the terms of this agreement, we make and receive payments related to movements in the price of Bâloise shares against a basket of shares consisting of other Swiss and Dutch companies over a period of up to five years subject to limitations on the amounts to be paid and received. For a discussion of the swap agreement, see "Business—Material Contracts—Bâloise Swap Agreement."

The Group does not disclose commitments and contingencies in its half-year report, as such disclosure is not required under IAS. However, the Group does periodically monitor its commitment and contingencies. Primary responsibility for monitoring and managing commitments and contingencies rests with the Business Units. At the Group level, commitments and contingencies are periodically collected and analyzed for significant movements, and if any significant movements are noted, they are discussed with the appropriate Business Unit. As of June 30, 2002, the last date that commitments and contingencies had been analyzed on a Group level, there were no significant changes to the commitments and contingencies as of December 31, 2001.

Liquidity Sources

We held cash, cash equivalents and short-term investments of $9.0 billion as of June 30, 2002, $8.6 billion as of December 31, 2001 and $7.1 billion as of December 31, 2000. Our principal sources of liquidity are cash flows from our operations and access to the equity and debt markets. Our businesses pay insurance claims and benefits and operating expenses predominantly from their own cash resources. We generated consolidated net cash inflows of $3.6 billion from operating activities in the six months ended June 30, 2002, net cash outflows of $1.6 billion from operating activities in 2001 and net cash inflows of $3.8 billion from operating activities in 2000. We believe our working capital together with amounts available under our credit facilities is sufficient to meet our present liquidity requirements.

Group Treasury produces weekly rolling cash flow forecasts based on specific scenarios, which also consider a rating downgrade. In case of a downgrade, we expect a negative impact on our funding costs and not on our ability to access external sources of liquidity. Currently, the Group is not using all of its available credit facilities, nor is it exhausting available internal liquidity resources. Apart from a number of unsecured letters of credit used for our Centre segment and a limited number of preferred shares issued by the Centre segment, our outstanding liabilities are not subject to rating triggers.

Disposals of Companies

During 2001, we disposed of 40,000,000 shares in Converium Holding AG resulting in realized gross cash proceeds of $2.0 billion, of which $246 million was received in January 2002. In April 2002, we sold 100% of Zurich Scudder Investments, Inc., after buying out all minority interests, for $2.5 billion to Deutsche Bank. The Threadneedle businesses were retained by the Group. See "Business—Material Contracts—Deutsche Bank Agreements." In addition, in May 2002 the Group sold to Deutsche Bank its asset management businesses in Italy and Germany.

Dividends from Subsidiaries

Our insurance, asset management and capital market subsidiaries are subject to certain restrictions on paying dividends. These restrictions are imposed at the national and local level and are different for each industry. Swiss companies, for example, are subject to the requirements of the Swiss Code of Obligations in relation to the payment of dividends. Five percent of the annual profit must be allocated to a general reserve until that reserve reaches 20% of the paid-in share capital. In the United States, our insurance subsidiaries are subject to state insurance regulations that restrict the amount of dividends that can be paid without prior approval from the applicable state insurance commissioner. Our asset management operations include broker/dealer companies which have minimum capital requirements that limit their ability to pay dividends. The principal restrictions on insurance subsidiaries within the European Union and Switzerland to pay dividends relate to their obligations to meet solvency requirements. Solvency regulations, by requiring companies to maintain certain levels of statutory surplus, can affect the amount of dividends a subsidiary can pass up to its parent.

Our operating subsidiaries have generated sufficient profits and cash flows to pay dividends to Zurich Financial Services for the two years ended December 31, 2001 and 2000. Dividends from subsidiaries to the parent company were CHF1.5 billion (or $889 million) in 2001 and CHF1.8 billion (or $1.1 billion) in 2000. The dividends in 2000 relate in part to activities involved with the share restructuring which occurred in October 2000, referred to above under "—Liquidity Requirements."

Management Fees from Farmers Management Services

Our Farmers Management Services operations have minimal restrictions on dividends. However, our cash resources primarily come from management fees we earn from the Farmers P&C Group Companies. In the event that the Farmers P&C Group Companies require liquidity, or have insufficient capital to meet their requirements, they may not be able to pay some or all of the management fees.

Debt Outstanding

The table below presents the Group's debt outstanding as of June 30, 2002 and December 31, 2001.

	Six Months Ended June 30, 2002	Year Ended December 31, 2001
	($ in Millions)	
Debt related to capital markets & banking and risk financing activities:		
Zurich Capital Markets[(1)]	$ 6,787	$ 5,763
Dunbar Bank p.l.c.	337	347
Centre Solutions (Bermuda) Ltd.	169	271
Total debt related to capital markets & banking and risk financing activities	7,293	6,381
Senior debt:		
Zurich Finance (USA), Inc. (EMTN issuer)	996	935
Zurich International (Bermuda) Ltd.	338	298
Kemper Corp.	226	229
Zurich Insurance Company	770	935
Zurich Financial Services (UKISA)	120	196
Other	493	594
Total senior debt	2,943	3,187
Subordinated debt:		
Zurich Holding Company of America (Capital Securities)	1,000	1,000
Farmers Group, Inc. (QUIPS)	500	500
Total subordinated debt:	1,500	1,500
Total	$11,736	$11,068

(1) ZCM increased total debt by approximately $1.0 billion from December 31, 2001 to June 30, 2002 primarily related to additional borrowings under the Commercial Paper Programs. These increases were used to fund asset growth in its structured products business in 2002.

As of June 30, 2002, we had total debt outstanding of $11.7 billion, of which $7.3 billion was related to banking and capital market activities, $2.9 billion was senior debt and $1.5 billion was subordinated debt. Since June 30, 2002 our senior debt increased by $1.4 billion of short-term loans. This debt was incurred to provide capital to certain subsidiaries to fund growth in our core markets.

Banking and capital market debt as of June 30, 2002 consisted of $7.1 billion of (1) notes and loans to support the financing activities of ZCM and (2) drawings under various credit facilities available to Dunbar Bank p.l.c. ZCM through various subsidiaries issued notes and loans of $1.0 billion, $2.6 billion and $2.0 billion during the six months ended June 30, 2002, the year ended December 31, 2001 and the year ended December 31, 2000, respectively. Net proceeds of these issues were used to finance the assets acquired by ZCM in the course of its normal business operations. $1.3 billion of the total increase of $2.6 billion in 2001 mentioned above relates to an asset backed note. Two similar asset backed notes of $900 million and $600 million were outstanding as of each of June 30, 2002, December 31, 2001 and December 31, 2000.

In 2001, ZCM Matched Funding Corp. increased its U.S. Commercial Paper Program from $1.4 billion to $2.5 billion. As of June 30, 2002, a total of $2.4 billion was outstanding under this program. The program allows the issuance of notes with minimum denominations of $250,000 and with maturities not exceeding 366 days. ZIC issued a surety bond in favor of ZCM which also supports this program. ZCM Matched Funding Corp. has a $1.9 billion syndicated credit facility in place to back the U.S. Commercial Paper Program. As of June 30, 2002, no borrowings were outstanding under this facility.

ZCM also uses a variety of other funding programs including preferred stock, asset backed securitizations, private placements and conduit programs.

Dunbar Bank p.l.c., a wholly owned banking subsidiary of Allied Dunbar Assurance p.l.c., had total outstanding borrowings of £220 million as of June 30, 2002 (or $337 million as of June 30, 2002). These short-term borrowings were drawn under various committed credit facilities totaling £440 million as of

June 30, 2002 (or $675 million as of June 30, 2002). These funds were used to finance Dunbar Bank's lending activities.

Centre Solutions (Bermuda) Ltd. has entered into certain structured arrangements whereby debt has been raised to fund assets in the ordinary course of business.

Senior debt as of June 30, 2002 consisted of the following items. Under our Euro Medium Term Note Program ("EMTN"), Zurich Finance (USA), Inc., a wholly owned subsidiary of Zurich Holding Company of America, made the following straight bond issuances with annual coupon payments on the Euromarket in 1998: $300 million of 6% bonds maturing on July 2, 2003; CHF300 million of 3.5% bonds maturing on July 22, 2008; and $150 million of 4.75% bonds maturing on October 30, 2003. The CHF300 million issuance was swapped into U.S. dollars at a fixed rate of 6.065% and for a notional amount of approximately $200 million with equal maturity and coupon payment dates. On June 22, 1999, Zurich Finance (USA), Inc. issued CHF500 million of 2.75% bonds maturing on July 27, 2006. This issuance was swapped into U.S. dollars. Unamortized premiums relating to these issues as of June 30, 2002 were immaterial. Net proceeds from all EMTN issues were primarily used to refinance existing debt in the United States.

In addition, other remaining senior debt includes bonds, notes and other debt obligations issued by certain finance companies within the Group. The other significant note issues outstanding as of June 30, 2002 were as follows:

- On July 18, 2001, Zurich International (Bermuda) Ltd. issued CHF538,688,000 Zero Coupon Exchangeable Bonds, due July 18, 2004. The bonds, which are listed on the Luxembourg Stock Exchange and which are guaranteed by ZIC, are convertible into 4,800,000 registered shares of UBS AG. The unsecured and unsubordinated bonds were issued at par and may be called on or after July 18, 2003, subject to certain conditions.
- The long-term debt of Kemper Corporation consisted primarily of $200 million 6.875% notes due 2003 and $26 million of medium-term notes.
- On July 27, 2001, ZIC issued CHF1.0 billion senior unsecured bonds on the Swiss domestic market that will mature in 2011. These bonds bear an annual interest coupon of 3.875%. In addition, the debt of ZIC as of June 30, 2002 included certain unsecured short term loans and notes totaling $200 million.
- Borrowings of Zurich Financial Services (UKISA) Limited amounted to £78 million as of June 30, 2002 (or $120 million as of June 30, 2002) and mainly consisted of short-term bank borrowings.

As of June 30, 2002, mandatory redeemable preferred stock issued by Centre Solutions (Bermuda) Ltd. amounted to $61 million. This issue is not redeemable until February 1, 2006, however, pending legislation changes in the Canadian tax code could result in an early redemption of these securities. The earliest this could occur is February 2003.

Subordinated debt includes $1.0 billion of 8.376% Capital Securities issued by Zurich Capital Trust I, a Delaware statutory trust whose common securities are owned by Zurich Holding Company of America, mainly issued to finance the acquisition of the former Scudder, which mature in 2037, but which may be redeemed by us at any time after June 1, 2007. This debt is serviced by cash flows from our U.S. businesses and is guaranteed by Zurich Holding Company of America and ZIC. Also included in subordinated debt is $500 million of Cumulative Quarterly Income Preferred Shares, known as QUIPS, issued to finance the operations of Farmers Group, Inc. The QUIPS were issued in two tranches of $410 million with a coupon of 8.45% and $90 million with a coupon of 8.25% and are both due on December 31, 2025, with earlier redemption allowable. The QUIPS are serviced by cash flows from Farmers Group, Inc.

The maturity profile of our outstanding debt as of June 30, 2002 was as follows:

Year of Maturity	Principal amount as of June 30, 2002
	($ in Millions)
2002	$ 4,473
2003	902
2004	1,330
2005	1,498
2006	460
2007 and thereafter	3,073
Total	$ 11,736

Loan Facilities

As of June 30, 2002, the Group has three main credit facilities. Zurich Group Holding and ZIC have a $1.5 billion 5-year revolving credit facility that expires on May 28, 2004. Under the terms of the credit agreement, Zurich Group Holding and its subsidiaries, other than ZIC and its subsidiaries, can draw up to $750 million and ZIC and its subsidiaries can draw up to $750 million. There were no outstanding borrowings under this facility as of June 30, 2002. Farmers Group, Inc. had a $500 million revolving credit agreement that expired on July 1, 2002, and had no borrowings outstanding under this facility as of June 30, 2002. Farmers Group, Inc. recently entered into a new $250 million credit facility. Eagle Star Holdings Ltd. has a £400 million (or $613 million as of June 30, 2002) revolving credit facility that matures on August 18, 2004, none of which was utilized as of June 30, 2002.

Several of the loan facilities have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Group was in compliance with all debt covenants as of June 30, 2002.

MILES

On January 28, 2002, Zurich Financial Services issued 75,000 SMIC MILES™ (Market Index-Linked Exchangeable Securities) at a price of CHF8,031 each for a total amount of CHF602 million (or $349 million). As of June 30, 2002, five MILES had been exchanged for 130 of our registered shares. As of October 9, 2002, 73,094 additional MILES had been exchanged for 2,442,002 registered shares issued from our contingent share capital. On October 10, 2002, we mandatorily exchanged all of the remaining outstanding MILES for 76,040 registered shares in accordance with the terms of the MILES.

RegCaPS℠

On February 9, 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS℠) in the total amount of $1.125 billion to a limited number of qualified institutional and/or corporate U.S. investors. The securities are perpetual, non-cumulative and have a par value of $1,000 each. They have no voting rights, except for certain specified circumstances and are backed by Farmers Group, Inc. Class C shares. We have the option to call the securities after five, seven or ten years, depending on the series. Two series have fixed rate coupons (6.01% and 6.58%) and four series have floating rate coupons (between LIBOR +46 basis points and +71 basis points) that step up after the optional call dates have expired.

Preference Shares

Zurich Financial Services (Jersey) Limited issued 12 million perpetual non-voting, non-cumulative preference shares with a value of €300 million in December 1999. The securities benefit from a subordinated support agreement from Zurich Group Holding and have a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at our option in whole, but not in part, from time to time on or after December 16, 2004.

Cash Flows From Operating Segments

Non-Life Insurance

The liquidity sources of our non-life insurance businesses consists of premiums received, investment income, proceeds from the sale and maturity of investments and borrowings. Liquidity requirements consist of

claims payments, operating expenses, investment purchases, debt repayments and dividend payments to Zurich Group Holding.

As of June 30, 2002, our Non-Life Insurance segment held $4.2 billion of cash, cash equivalents and short-term investments and $4.6 billion of other investments, and had $4.1 billion of debt outstanding along with gross underwriting reserves of $48.2 billion. Cash flows for our Non-Life Insurance operations were an inflow of $691 million in the first six months of 2002, an outflow of $67 million in 2001 and an inflow of $154 million in 2000. Operating income, cash and short-term investments and invested assets have been sufficient to meet the liquidity requirements of our Non-Life Insurance segment.

Life Insurance

The liquidity sources of our Life Insurance segment consist of premiums, deposits, policy fees, investment income, proceeds from the sale and maturity of investments and borrowings. Liquidity requirements consist of benefits, policy surrenders and claims payments, sales commissions and operating expenses, investment purchases, repayment of debt and dividend payments to Zurich Group Holding. The principal source of liquidity to support expected cash needs, as well as requirements in excess of estimates, is a pool of liquid investments. As of June 30, 2002, our Life Insurance segment held $3.8 billion of cash, cash equivalents and short-term investments, $59.4 billion of fixed income securities, $15.8 billion of equities and $10.9 billion of other investments. Our Life Insurance segment had $935 million of debt outstanding, $3.6 billion of collateralized loans and gross underwriting reserves of $88.1 billion as of June 30, 2002.

Our U.S. and U.K. life insurance operations sell substantial amounts of investment-type products such as annuities, variable life insurance, business owned life insurance and unit linked policies. Various factors can lead to increased surrenders and withdrawals by policyholders. These factors can include, but are not limited to, significant increases in interest rates, changes in our ratings from rating agencies, general policyholder concerns relating to the life insurance industry and competition from other products, including non-insurance products such as mutual funds and newly developed investment products. Most of the investment products offered by our Life Insurance segment permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. Most of our products, however, carry surrender charges or market value adjustments to discourage early withdrawal of funds.

Cash flows for our Life Insurance segment were an inflow of $414 million in the first six months of 2002, an inflow of $199 million in 2001 and an inflow of $1.1 billion in 2000. The main reason for the reduction from 2000 to 2001 was a significant decrease in investment income and insurance deposits. Cash inflows, cash and short-term investments and invested assets have been sufficient to meet the liquidity requirements of our Life Insurance segment.

Asset Management

The liquidity sources of our Asset Management segment consist principally of management and service fees received for managing third-party and internal investment portfolios. Management and service fees received were $464 million in the six months ended June 30, 2002. Liquidity requirements are principally operating expenses and dividends to Zurich Group Holding.

As of June 30, 2002, our Asset Management segment held $121 million of cash, cash equivalents and short-term investments and $177 million of real estate held for investment, and had $327 million of debt outstanding. Cash flows for our Asset Management segment were an inflow of $2.0 billion in the first six months of 2002, an outflow of $100 million in 2001 and an inflow of $216 million in 2000. Cash, cash equivalents and short-term investments, and invested assets have been sufficient to meet the liquidity requirements of our Asset Management segment.

Farmers Management Services

The liquidity sources of our Farmers Management Services segment consist principally of management fees and other related revenue received from the Farmers P&C Group Companies and investment income. Management fees and other related revenue received were $885 million in the six months ended June 30, 2002, $1.7 billion in the year ended December 31, 2001 and $1.6 billion in the year ended December 31, 2000. In order to maintain the policyholders' surplus of the Farmers P&C Group Companies, the Farmers Management Company has from time to time made surplus contributions to the Farmers P&C Group Companies in exchange for certificates of contribution or surplus notes that the Farmers P&C Group Companies can classify as statutory surplus. These certificates of contribution and surplus notes, which totaled

$547 million as of June 30, 2002, can only be repaid with the prior approval of the appropriate state insurance regulatory department. The Farmers Management Company's liquidity requirements are principally operating expenses and the payment of dividends to the Group.

As of June 30, 2002, our Farmers Management Services segment held $266 million of cash, cash equivalents and short-term investments and $919 million of other investments, and had $500 million of subordinated debt outstanding. Cash flows for our Farmers Management Services segment were an inflow of $41 million in the first six months of 2002, an inflow of $71 million in 2001 and an outflow of $64 million in 2000. Cash flows, cash, cash equivalents and short-term investments and invested assets have been sufficient to meet the liquidity requirements of our Farmers Management Services segment.

Capital Markets & Banking

The liquidity sources of our Capital Markets & Banking segment consist of cash, marketable securities and various financing tools such as asset securitizations, commercial paper, preferred stock, private placements and conduit programs. Liquidity requirements are principally operating expenses and interest expenses.

As of June 30, 2002, our Capital Markets & Banking segment held $1.8 billion of cash, cash equivalents and short-term investments and $4.7 billion of other investments, and had $7.1 billion of debt outstanding. Cash flows for our Capital Markets & Banking segment were an outflow of $49 million in the first six months of 2002, an inflow of $92 million in 2001 and an outflow of $2.0 billion in 2000. Cash, cash equivalents and short-term investments, and invested assets have been sufficient to meet the liquidity requirements of our Capital Markets & Banking segment.

Centre

The liquidity sources of our Centre segment consist of premiums, and investment income. Liquidity requirements consist of payment of claims, operating expenses and purchases of investments.

As of June 30, 2002, our Centre segment held $635 million of cash, cash equivalents and short-term investments and $385 million of other investments, and had $497 million of debt outstanding with gross underwriting reserves of $4.8 billion. Cash flows for our Centre segment were an outflow of $86 million in the first six months of 2002, an inflow of $16 million in 2001 and an inflow of $53 million in 2000. Operating income, cash and short-term investments, and invested assets have been sufficient to meet the liquidity requirements of our Centre segment.

Reinsurance - discontinued

The liquidity sources of our Reinsurance - discontinued segment consist of investment income, proceeds from the sale and maturity of investments and borrowings. Liquidity requirements consist of the payment of claims, operating expenses, purchase of investments, provision of capital to third parties under contracts that require us to fund capital and repayment of our own bank borrowings. The discontinuance of our reinsurance business has resulted in a reduction in cash flows within the segment in the six months ended June 30, 2002. It is expected that cash flows will continue to decline since the business is now in run off. As of June 30, 2002, our Reinsurance - discontinued segment held $629 million of cash, cash equivalents and short-term investments and $2.4 billion of other investments, and had $311 million of debt outstanding along with gross underwriting reserves of $6.0 billion. Cash flows for our Reinsurance - discontinued segment were an inflow of $125 million in the first six months of 2002, an inflow of $426 million in 2001 and an inflow of $60 million in 2000. Cash inflows, cash and short-term investments, invested assets and credit facilities have been sufficient to meet the liquidity requirements of our Reinsurance segment.

Continuing Arrangements Between Converium and the Group

Reinsurance arrangements: As part of the Converium formation transactions, the Group provided Converium with coverage for certain exposures. All net losses in excess of $59 million, including non-performance of the retrocessionaire, related to Amerisafe business ceded to the Unicover pool will be met by the Group on behalf of Converium.

September 11th coverage: The Group agreed to provide coverage to Converium which caps Converium's net exposure for losses and loss adjustments expenses arising out of the September 11th terrorist attacks in the United States at $289 million. As part of this coverage, the Group agreed to take responsibility for the non-performance of Converium's retrocessionaires with regard to losses arising out of the

September 11th terrorist attacks (beyond the limit of $289 million). As of December 31, 2001 these arrangements resulted in $171 million of losses in excess of the $289 million cap. No changes have occurred since that date. The Group recorded losses from the September 11th terrorist attacks of $706 million net of reinsurance and tax, of which $424 million were recognized in our Reinsurance - discontinued segment.

Corporate

The liquidity sources of our Corporate segment consist of premiums, asset management fee income and investment income. Liquidity requirements consist of claims payments, operating expenses and interest expenses.

As of June 30, 2002, our Corporate segment held $3.7 billion of cash, cash equivalents and short-term investments and $2.4 billion of other investments, and had $14.2 billion of debt outstanding. Cash flows for our Corporate segment were an outflow of $1.2 billion in the first six months of 2002, an inflow of $372 million in 2001 and an inflow of $3.6 billion in 2000. The main reason for the reduction in cash inflows from 2000 to 2001 was a decrease in realized capital gains. Cash, cash equivalents and short-term investments, and invested assets have been sufficient to meet the liquidity requirements of our Corporate segment.

Consolidated Cash Flows

Net cash flows from operating activities were an inflow of $3.6 billion in the first six months of 2002, an outflow of $1.6 billion in 2001 and an inflow of $3.8 billion in 2000. The decrease in operating cash flows in 2001 can be attributed primarily to a reduction in cash inflows in our Life Insurance, Corporate and Centre segments, as discussed above.

Total cash flows from investing activities were an outflow of $3.3 billion in the first six months of 2002, an inflow of $437 million in 2001 and an outflow of $6.9 billion in 2000. The shift of $7.3 billion in cash generation from investing activities from 2000 to 2001 was due to an increase in net proceeds from the purchase and sale of fixed maturities, equity securities and other investments in 2001. In addition, the disposal of companies contributed $1.2 billion to net cash inflows in 2001.

Net cash flows from financing activities were an inflow of $43 million in the first six months of 2002, an inflow of $3.2 billion in 2001 and an inflow of $4.0 billion in 2000. Policyholder withdrawals exceeded deposits by $36 million in the first half of 2002. Policyholder deposits exceeded withdrawals by $294 million in 2001 and by $571 million in 2000.

Proceeds from the issuance of debt exceeded payments on debt outstanding by $882 million in the first half of 2002, $1.7 billion in 2001 and $3.3 billion in 2000. Net debt raised in the first half of 2002 was used predominantly to fund net growth in ZCM's structured products business.

As a result of these cash flows, cash and cash equivalents as of June 30, 2002 and 2001 as well as December 31, 2001 and 2000 consisted of the following:

	As of June 30,		As of December 31,	
	2002	2001	2001	2000
	($ in Billions)			
Cash at bank and in hand	$4.5	$3.6	$3.7	$3.6
Cash equivalents	3.2	4.5	3.5	1.7
Total cash and cash equivalents	$7.7	$8.1	$7.2	$5.3

Market Risk Disclosures

Overview

As a provider of financial protection and asset accumulation solutions, effective risk management is fundamental to our ability to protect both our customers' and shareholders' interests. We have consequently established risk and investment management processes and procedures to actively manage our exposure to market risks.

The intention of our risk and investment management processes and procedures is to ensure that all our BUs follow as closely as possible suitable structured and controlled processes and procedures, with specific

guidelines and limits tailored to the characteristics of each business. For this purpose we created the "Zurich Risk Policy" manual to articulate our approach to various forms of risk and their control. The Zurich Risk Policy manual provides a template for the management of risk throughout the Group.

We consider market risk to be our exposure to adverse market value changes in our assets, across both short and longer time periods, and consequently the risk that we cannot realize recorded asset values on a timely basis. Market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks.

Long-term market risk is principally managed by Asset Liability Management, or ALM, which is the process of understanding and managing the dynamic interactions between assets and liabilities and their balance sheet implications. Our ALM process begins with our Group Asset Liability Management and Investment Committees, which are composed of our Chief Investment Officer, Chief Financial Officer, Head of Group Development & Analytics, Head of Corporate Risk Management and Senior Management of Group Investments. Its duty is to define and approve our Group-wide investment strategies and ensure that divisions enact ALM policies and processes consistent with Group objectives and instructions. Local BUs enact ALM policies through their local ALM or investment committees, which are established according to the Zurich Risk Policy manual. The local ALM or investment committees are comprised of the BU's chief executive officer, chief financial officer and chief actuary as well as representatives of Group Investments and the portfolio manager. This two-step approach to ALM is designed to ensure that investment and risk management fits local conditions and needs, while also protecting the Group against unwanted or unknown risk exposures on an aggregate basis. This process is managed by Group Investments, which serves as a liaison between our local investment units and the Group Chief Investment Officer, by reviewing all ALM activities within the Group. Group Investments has powers reserved and takes part in all local ALM or investment committees.

At all levels of our ALM management the goals of our ALM processes are to define risk measures, examine risk-hedging strategies, manage balance sheets and monitor product and asset characteristics. Although all ALM techniques are based on theoretical and empirical models and can lead to substantial model risks, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets, liabilities and business models. ALM is therefore an important element of our risk and investment management process. Cash flow analysis, scenario testing, solvency testing and stochastic modeling are the main ALM techniques used across the Group.

Short-term market risks relate to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis. In accordance with the instructions of the Group ALM and Investment Committees, our Group Investments department defines portfolio management mandates and develops benchmarks with appropriate risk parameters, against which investment performance is measured. Only limited deviations are allowed from the benchmarks.

After the sale of Zurich Scudder Investments in April 2002, Deutsche Bank Asset Management became our largest external asset manager managing approximately 46% of our total insurance assets as of June 30, 2002. Internal asset management is provided through a network of local investment functions with Threadneedle as its largest constituent. Our asset managers utilize a number of market risk management tools. These include but are not limited to:

- interest rate sensitivity analysis for fixed income securities
- setting and monitoring established limits on trading activity and asset allocation
- marking-to-market virtually all equity positions on a daily basis
- marking-to-market virtually all fixed income positions at least monthly
- preparing and analyzing investment profit and loss statements and other analytical reports on a regular basis

Additionally, Deutsche Bank Asset Management, Threadneedle and the major part of our internal asset managers report positions, investment income, realized gains and losses, the results of evaluating credit quality of investment counter-parties, trading strategies, and the period's acquisitions and dispositions to the BUs and to our Group Investments department. We believe that these procedures, which focus on meaningful communication between the BUs, their asset managers, and the Group's representatives, are critical elements of the risk management process.

In an effort to manage Group-wide concentration and credit risks, our Corporate Risk Management department analyzes the concentration of risk by entity, rating categories and industry concentrations. These concentration and credit risks are reviewed on a quarterly basis by the Group Finance Council.

Risk and Investment Management by Operating Segment

As part of the ALM process, we focus on the following risks:

- *Interest rate risk:* This risk occurs when the market value of liabilities changes more or less than the market value of investments in response to a change in market interest rates, including changes in the slope or shape of the yield curve and changes in spreads due to credit risks and other factors.
- *Currency risk:* This risk occurs when the assets backing a liability are denominated in currencies, or in certain cases, where premiums are received in one currency and liabilities are paid in another. Our general principle is to invest in assets that match the currency in which we expect the related liability to be paid.
- *Asset class mismatch risk:* This risk occurs when invested assets consist of securities whose valuations are affected by factors other than those that affect the liabilities which they support. These factors include liquidity, interest rate and equity risk. For example, common stock or real estate property have values that often move independently of interest rates. If these holdings are used to fund liabilities whose cash flows are primarily determined by movements in interest rates, then we have a risk that the valuations and cash flows of the assets differ from those of the liabilities they support.
- *Credit Risk:* We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to the Group. The credit risk of these counterparties relates to their ability to meet payment obligations when they become due. We seek to transact with counterparties with high credit ratings. We also have credit risk exposure in our fixed income portfolios.

Non-Life Insurance

For non-life insurance, the amount and timing of claims payments typically does not materially vary with changes in interest rates and other capital market changes. Instead, claims payments are often linked to natural catastrophes, automobile accidents, fires and other types of risk. Because non-life insurance risks are relatively uncorrelated with investment risks, our Non-Life Insurance segment can tolerate more investment risk than would otherwise be the case. In addition, the regular flow of renewal premiums for non-life insurance business usually provides ample liquidity for claims and operating expenses. Therefore, the investment approach for our Non-Life Insurance segment usually allows these units to invest certain funds in securities which do not necessarily match the duration of the liabilities, such as equity securities, real estate and longer maturity bonds. Our Non-Life Insurance segment historically has had a higher proportion of its investment portfolios invested in equity securities than the other segments of the Group. However, our new strategy is to reduce the amount of equities held by the Group, including our Non-Life Insurance segment. The Group's ALM and investment committees evaluate on a regular basis the level of equity price risk that they believe the local BU should carry, giving consideration to, among other things, the ratio of investments in equity securities as a percentage of total capital.

Life Insurance

The investment strategies for our life insurance businesses vary depending on the nature of the liabilities in each BU. The asset allocation between fixed income securities, equities, real estate and other assets depends on the nature of liabilities supported by the investments and the capital available within each BU. As of December 31, 2001, 42% of our life insurance liabilities were related to separate account business where substantially all investment risk and reward is attributable to our policyholders.

The remainder of our life insurance liabilities were related to participating contracts, interest rate sensitive products, annuities and pure risk contracts. Participating contracts are contracts where the insured party participates in the statutory surplus arising from policyholder assets and liabilities. Typically more than 80% of statutory surplus is distributed to policyholders. In contrast to non-life insurance, a greater proportion of the assets backing these participating liabilities are equities and real estate investments which are expected to produce higher returns over the long-term compared to fixed income investments.

The majority of our interest rate sensitive products have a minimum interest rate guarantee and consequently these liabilities are supported largely by fixed income investments. Interest rate sensitive products produce income primarily from the spread between earned investment income including realized gains and the interest credited to policyholder account values. Interest crediting rates are adjusted at contractually specified times to reflect actual investment performance and with the aim of achieving acceptable spreads for our shareholders. The ability to adjust interest crediting rates may be constrained by competitive forces as well as minimum guaranteed crediting rates specified in the policies. The level of interest rate risk is reduced by managing the duration and maturity structure of each investment portfolio in relation to the estimated duration of the liabilities it supports.

Asset Management

Our Asset Management segment holds some assets which are used as working capital. The market risk of these assets is not material to the Group. Third party assets which are managed by our Asset Management segment are not on our balance sheet since all investment risk and reward is borne by our customers. The market risk of internal Group assets managed by our Asset Management segment is borne by the applicable segment.

Farmers Management Services

Our relationship with the Farmers P&C Group Companies is through the Farmers Management Company, which provides management services to the Farmers P&C Group Companies. We do not own the Farmers P&C Group Companies, and therefore the invested assets of the Farmers P&C Group Companies are not included on our balance sheet. The invested assets of the Farmers Management Company, however, are included on our balance sheet and are primarily used to provide:

- financial flexibility
- capital for acquisitions
- a potential source of liquidity for the Farmers P&C Group Companies through certificates of contribution and surplus notes

Capital Markets & Banking

ZCM offers structured financial solutions to its customers through tailored combinations of transactions in capital markets instruments and derivative products, and the purchase and sale of assets.

ZCM has developed a risk management framework that provides an analysis of the organization's overall risk stemming from its current book of business as well as the incremental risk resulting from new transactions and businesses. Incremental risk is controlled by subjecting new transactions to both a quantitative and qualitative analysis that is performed at the direction of ZCM's Commitments Committee. Transactions that exceed the size and maturity limits set forth in the Zurich Risk Policy manual are subject to prior authorization by our Group Finance Council. Existing portfolio risk is monitored daily through a variety of quantitative measures including value at risk, or VAR, and stress testing. The VAR methodology used by ZCM is a Monte-Carlo simulation that captures foreign exchange, interest rate, equity and commodity price risks. The Monte-Carlo VAR methodology allows the aggregation of different risk factors by way of a variance-covariance matrix calculated from historical time series of data. The VAR calculation is reviewed periodically in order to capture material risks and to accurately reflect such risks in the output.

Centre

Centre writes highly customized structured solutions and many of those written by Centre include anticipated investment results directly in the pricing of the liabilities. Centre employs extensive ALM programs at both the individual transaction level and portfolio level. Centre employs a modified mean-variance approach to ALM in order to simultaneously capture the interest rate, credit, equity market and underwriting risks in both assets and liabilities. Centre's actuarial pricing models provide the input for detailed liability and cash flow projections as well as the uncertainty associated with those cash flows. This detail allows Centre to use simulation techniques to model volatility in its cash flows, both in and out, as additional input into its ALM analysis, so as to better understand and manage its possible liquidity needs in addition to its exposure to market risk. The objective of the ALM modeling is to optimize the risk-reward trade-off in a fair value framework. The modifications to traditional mean-variance modeling permit the inclusion of asymmetric behavior in both assets and liabilities, as observed in mortgage backed securities or

excess of loss reinsurance contracts, for example. The model produces investment benchmarks—customized indexes which are used as a reference point for managing the portfolio.

Reinsurance - discontinued

During 2001, we restructured our third-party reinsurance business historically operated under the "Zurich Re" brand name into a new group, Converium, which was initially wholly owned by the Group. In December 2001, the Group disposed of its shares of Converium by way of an IPO on the SWX Swiss Exchange and the New York Stock Exchange. As a result, the business of the Reinsurance - discontinued segment is now in run-off.

Corporate

Our Corporate segment includes Group holding companies, central financing vehicles and businesses in run-off. Investments held by our corporate segment include bonds, equities and alternative investments. Our Corporate segment also holds the Bâloise investments. See "Business—Material Contracts—Bâloise Swap Agreement."

Derivatives

We use derivative instruments primarily to manage risks related to our assets and liabilities and our commitments to third parties. Therefore, we view derivative instruments as part of our general insurance, investment, ALM, capital raising and cash management activities. Our derivatives management process thus conforms to our general guidelines for all related activities.

Our Board of Directors has issued guidelines for the use of derivatives by our insurance businesses. The objectives of these guidelines are to define the scope of application and the methodology for the use of derivative instruments in the Group and to define responsibilities, reporting and controlling mechanisms. Our strategy for derivative instruments and related control mechanisms is based on the concept of using approved derivative programs. A derivative program consists of a derivative transaction policy and the related risk control procedures. Each derivative program is subject to the approval of our Chief Financial Officer and our Chief Risk Officer and has to be reapproved at least annually. Derivative positions are reported to our Board of Directors twice a year. Without an approved derivative program, no trading activity in derivative instruments is allowed.

Apart from our Bâloise swap transaction and option holdings that are described in "Business—Material Contracts—Bâloise Swap Agreement," our total exposure to all outstanding derivative instruments is not material to the Group. See note 12 to our consolidated financial statements for the year ended December 31, 2001 for information regarding our use of derivatives.

New IAS Accounting Standards

Amendment to IAS 19, "Employee Benefits: The Asset Ceiling"

Amendment to International Accounting Standard IAS 19, "Employee Benefits: The Asset Ceiling" was issued in May 2002. This amendment affects only those entities that have, at the beginning or end of an accounting period, a surplus in a defined benefit plan that, based on the current terms of the plan, the entity cannot fully recover through refunds or reductions in future contributions. The amendment would prevent gains (losses) from being recognized solely as a result of past service cost or actuarial losses (gains) arising in the period. We have not determined what effect, if any, this revised standard will have on our financial statements. This standard will be adopted prospectively effective May 31, 2002.

Exposure Draft of Proposed Amendments to IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement

In May 2002, the International Accounting Standards Board ("IASB") released for comment an exposure draft entitled "Exposure Draft of Proposed Amendments to IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement."

Some of the more significant changes proposed by the exposure draft are as follows:

- For available-for-sale assets, the option to recognize unrealized gains and losses on these in the income statement or defer the gains or losses in equity is to be removed since the entity will instead

be given the choice to measure any financial instrument at fair value by designating it irrevocably at inception as held for trading;

- For embedded derivatives, an entity will have the option to measure a hybrid instrument that is not closely related with changes in fair value reported in the income statement;
- Hedges of firm commitments will now be treated as fair value hedges; and
- The options to measure the liability element of a compound financial instrument initially either as a residual amount after separating the equity element or by measuring the elements based on a relative-fair-value method are eliminated. Instead, any asset and liability elements are separated first and the residual is the equity element.

The IASB invited comments on all the changes proposed in the exposure draft, to be received no later than October 14, 2002. Until revised Standards become effective, the requirements of the current version of the relevant Standard remain in force. We are therefore unable to and have not determined what effect, if any, these proposed amendments will have on our financial statements.

Exposure Draft of Proposed Improvements to International Accounting Standards

In May 2002, the IASB released for comment an exposure draft entitled "Exposure Draft of Proposed Improvements to International Accounting Standards." This draft makes proposals to revise 12 of the IASB's 40 active standards. The Board invited comments on all the changes proposed in the exposure draft, to be received no later than September 16, 2002. Until revised Standards become effective, the requirements of the current version of the relevant Standard remain in force. We are therefore unable to and have not determined what effect, if any, these proposed amendments will have on our financial statements.

Insurance Standard Draft Statement of Principles

Our consolidated financial statements have been prepared in accordance with IAS. IAS does not contain guidelines governing the accounting treatment of transactions which are specific to insurance products. In such cases, as envisioned by the IAS framework, the provisions embodied in U.S. GAAP have been applied.

The IASB is in the process of considering a draft statement of principles ("DSOP") for insurance accounting which proposes either a "fair value" or an "entity specific value" measurement basis. The IASB is currently discussing the DSOP, and its decision will form the basis for an exposure draft tentatively scheduled for release in late 2002.

Measurement at entity specific value would require all insurance liabilities to be discounted. Such a measurement is based upon assumptions made by a company in the estimation of future cash flows, adjustments for risk and uncertainty and the discount rate to reflect the true value of money. The measures are likely to increase volatility of results.

The DSOP adopts an asset and liability approach, rather than a deferral and matching approach. For example, in estimating future cash flows, acquisition costs would not be deferred as an asset.

In addition, the presentation and disclosures in financial statements are likely to change significantly under the proposals. For example, items such as regulatory solvency margins, key performance indicators and information on risk margins may be required disclosures.

BUSINESS

Overview

We are an insurance-based financial services provider with an international network that focuses on chosen markets. Our core markets are the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. Our core businesses are non-life and life insurance. Capital will be allocated to core businesses and core markets in support of achieving a business operating return on equity after tax of 12% in the medium term. Non-core businesses or non-core markets will receive capital only to the extent that they are capable of exceeding this hurdle rate.

With total revenues of $38.5 billion in 2001, Zurich Financial Services ranked among the top 10 of publicly traded insurers in the world. Our total owned and managed premium volume was $56.2 billion in 2001. Our 2001 revenues and total owned and managed premium volume included the premiums of the former Zurich Re, which was divested by way of an initial public offering in December 2001. In addition, our total owned and managed premium volume included life insurance deposits and premiums of the Farmers P&C Group Companies, which we provide management services to but do not own. In the first half of 2002, we reported $20.4 billion of revenues, while the total volume of owned and managed premiums was $31.3 billion, including life insurance deposits and premiums of the Farmers P&C Group Companies. In recent years, earnings growth has lagged behind strong revenue growth. We are committed, however, to improve our net results through solid processes, disciplined leadership and rigorous financial and operational performance management.

Our competitive advantages include:

- a well diversified portfolio of businesses, both geographically and by lines of business
- diverse revenue and earnings streams combining both premium and fee income
- diverse distribution channels including independent agents and brokers, captive agency forces, direct and Internet channels
- a strong portfolio of recognized brands, including Zurich, Deutscher Herold, Eagle Star, Allied Dunbar, Centre and Threadneedle
- globally integrated capabilities combined with presence in and knowledge of local markets
- a disciplined process for capital allocation and performance measurement that is centrally controlled and monitored

We currently offer our customers primarily non-life and life insurance products, including asset accumulation solutions such as annuities, unit linked life insurance and savings products. Our manufacturing capacity is focused on insurance products, but we also distribute non-insurance products, such as mutual funds, mortgages and other banking products, from carefully selected third party providers. In addition, we provide innovative risk financing and capital enhancing solutions. Our customers include individuals, public sector institutions, small and medium-sized businesses as well as large and multinational corporations.

We report our results through eight segments. The first three of these (along with our Corporate segment) constitute our core operations and functions. They are:

- Non-Life Insurance, in which we write substantially all lines of personal and commercial property and casualty business.
- Life Insurance, in which we offer a broad line of life insurance, annuity and investment-type policies to individuals and groups.
- Farmers Management Services, through which the Farmers Management Company provides non-claims related management services to the Farmers P&C Group Companies. The Group has no ownership interest in the Farmers P&C Group Companies. The Farmers Management Company receives a fee for services, which is based on the gross earned premiums of the Farmers P&C Group Companies but otherwise is not directly affected by the underwriting results of the Farmers P&C Group Companies.

Our other segments consist of:

- Asset Management, in which we provide diversified financial services, such as institutional funds management, retail mutual funds and other related services to third parties and Group companies. In April 2002, we sold Zurich Scudder Investments to Deutsche Bank; and in May 2002 we sold our asset management operations in Italy and Germany to Deutsche Bank. Our Asset Management segment currently consists principally of the Threadneedle operations in the United Kingdom.

- Capital Markets & Banking, which consists of Zurich Capital Markets, the largest operation in this segment, and other businesses engaged in retail and investment banking and capital markets activities.
- Centre, in which we target corporate customers and primarily provide reinsurance and innovative risk-financing solutions.
- Reinsurance - discontinued, which reflects the results of our former reinsurance subsidiary, Converium, up to the date of its IPO in December 2001, and subsequently, the results of the run-off of existing liabilities that we retained and that were not transferred to Converium.
- Corporate, which includes our Group holding and financing companies, Group Head Office operations and alternative investments, that were previously allocated to our Non-Life Insurance segment. This segment also includes some Group internal reinsurance operations that are not attributable to a specific segment but are managed on a global basis.

Of these industry segments, we also report the results of our Non-Life Insurance and Life Insurance operations along the following regional lines:

- North America Corporate
- North America Consumer
- Continental Europe
- United Kingdom, Ireland and Southern Africa ("UKISA")
- Rest of the World
- Other

Farmers Management Services only operates in the United States. Our Asset Management, Capital Markets & Banking, Centre, Reinsurance - discontinued and Corporate segments are globally managed.

Our core markets are the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. These core markets accounted for approximately 81% of our gross written premiums and policy fees in the first six months of 2002 and approximately 79% of our gross written premiums and policy fees in 2001. Our market shares in these regions are significant. We are recognized in these markets as an industry leader, capable of providing innovative solutions.

- In the United States, we are the third largest non-life insurer, based on 2001 net written premiums, including the net written premiums of the Farmers P&C Group Companies, which we provide management services to but do not own. Excluding the premiums of the Farmers P&C Group Companies, we are the twelfth largest non-life insurer in the United States, based on 2001 net written premiums.
- In the United Kingdom, we are the fourth largest non-life insurer, based on 2001 statutory net premiums written, and the ninth largest life insurer, based on 2001 direct new business annual premium equivalent.
- In Switzerland, we are the second largest non-life insurer and the third largest life insurer, based on 2000 gross written premiums.
- In Germany, we are the eighth largest non-life insurer, based on 2000 gross written premiums, and the fourth largest non-governmental life insurer, based on 2000 direct written premiums, in each case including the premiums of the Deutscher Herold Group, which we acquired from Deutsche Bank in April 2002.
- In Italy, we are the thirteenth largest non-life insurer, based on 2000 gross written premiums and including the premiums of Deutsche Bank's Italian insurance operations which we acquired in May 2002.
- In Spain, we are the fourth largest non-life insurer and the seventh largest life insurer, based on 2000 gross written premiums and including the premiums of Deutsche Bank's Spanish insurance operations which we acquired in May 2002.

In order to meet our customers' needs we employ a multi-channel distribution approach. The distribution network includes independent agents and brokers, captive agency distribution, direct marketing, affinity marketing and the Internet.

The table below presents the distribution of our total revenues, net income and business operating profit by business segment for the six months ended June 30, 2002 and the year ended December 31, 2001. We manage our business and report our progress internally using the measure of business operating profit which reflects adjustments for taxes, net realized capital gains and net unrealized capital losses on investments, policyholders' share of investment results for the life insurance business, and significant items attributable to special circumstances. Business operating profit is not a substitute for net income determined in accordance with IAS. For a more detailed description of business operating profit and for a reconciliation of net income to business operating profit, see "Management's Discussion and Analysis of Financial Conditions and Results of Operation."

	Six Months Ended June 30, 2002			Year Ended December 31, 2001		
	Total Revenues	Net (Loss)/Income	Business Operating Profit	Total Revenues	Net (Loss)/Income	Business Operating Profit
	($ in Millions)					
Non-Life Insurance:						
North America Corporate	$ 3,889	(325)	$ 327	$ 7,056	79	36
North America Consumer	117	14	23	426	25	47
Continental Europe	3,225	(289)	23	5,795	153	107
UKISA	1,879	(41)	48	3,509	298	117
Rest of the World	521	(14)	105	1,029	67	70
Other[1]	1,147	(719)	(282)	1,726	(520)	(522)
Eliminations[2]	(2)	—	—	(20)	—	—
Total Non-Life Insurance	10,776	(1,374)	244	19,521	102	(145)
Life Insurance:						
North America Corporate	66	9	7	162	27	37
North America Consumer	751	(302)	144	1,560	224	348
Continental Europe	4,633	134	52	6,258	102	118
UKISA	943	13	99	1,989	226	308
Rest of the World	359	30	56	675	22	25
Other[3]	16	19	(20)	42	20	(82)
Eliminations[2]	(5)	—	—	—	—	—
Total Life Insurance	6,763	(97)	338	10,686	621	754
Asset Management	1,003	394	10	1,646	(29)	(36)
Farmers Management Services	915	269	445	1,733	501	853
Capital Markets & Banking	321	(32)	(48)	1,018	89	75
Centre	862	22	102	1,796	101	45
Reinsurance - discontinued	80	(202)	71	2,766	(460)	(386)
Corporate	229	(1,009)	(391)	359	(1,312)	(977)
Inter-segment eliminations[4]	(501)	—	—	(1,048)	—	—
Total	$20,448	$(2,029)	$ 771	$38,477	$ (387)	$ 183

(1) Our "Other" region in our Non-Life Insurance segment includes our Group internal reinsurance operations, which are not attributable to a specific geographic region but are managed on a global basis. These operations assume business from Group entities as a part of our overall risk management strategy. Once the risk retention level for the Group has been decided upon, the excess risk is ceded to third parties.

(2) "Eliminations" represent the adjustments necessary to eliminate inter-region transactions on consolidation of the segment. These adjustments have no effect on our net income.

(3) Our "Other" region in our Life Insurance segment includes holding companies, Group Head Office and inter-region eliminations.

(4) "Inter-segment eliminations" represent the adjustments necessary to eliminate inter-segment transactions on consolidation. These adjustments have no effect on our net income.

Strategy

This section regarding our strategy contains forward-looking statements and, therefore, you should read it in conjunction with the section "Forward-Looking Statements." In addition, for a discussion of the risks involved in achieving our strategic goals, see "Risk Factors—We may not be able to implement our program of strategic initiatives."

We are an insurance-based financial services provider with an international network that is focused on chosen markets. Non-life insurance and life insurance are our core businesses. The United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain, are our core markets.

We will use a disciplined process of allocating risk-based capital across our businesses and markets. The risk-based capital allocation to businesses will be dynamic and will adapt flexibly to changes in market conditions, assuring that those markets and businesses with the most attractive earnings prospects will receive priority for capital allocation. Results will be monitored closely on an ongoing basis. Corrective actions, based on a rigorous analysis of the financial and operational performance in all markets and all businesses, will be taken as required.

A key step in formulating and developing our strategy has been the increased centralization of financial and strategic decision making. Group Head Office ("GHO") concentrates on strategic leadership, governance and knowledge sharing and specifically manages the following tasks:

- capital allocation to businesses and markets
- reinsurance capital management
- investment portfolio decisions and strategy (including capital gains realization)
- performance management
- financial reporting

We believe that centralized decision making related to financial matters ensures a more consistent level of analysis and discipline. Our objective is to achieve financial discipline and maintain a strong balance sheet, while holding the operational units accountable for sustainable earnings improvements.

Sharpened Strategic Focus

We believe that our target of a 12% business operating return on equity after tax over the medium term will be best achieved in those markets where we command attractive market positions, possess strong local knowledge and experience, and where we can benefit from economies of scale and scope.

Consequently, we will allocate our resources primarily to building on our existing core non-life and life insurance markets of the United States, the United Kingdom and Continental Europe, consisting of Switzerland, Germany, Italy and Spain. We will supplement our product offerings with third party products in those core markets where our customers require us to offer financial services outside of our core insurance product range and where we can leverage our distribution channels and customer relationships.

Building on Our Position as a Leader in Non-Life Insurance.

We hold top tier positions in many of our chosen markets in non-life insurance, with clear leading capabilities in the large corporate market segment. The current attractive non-life insurance underwriting environment has led to significant rate increases in many of our markets. Our commercial non-life insurance business in the United States, for example, experienced average price increases of approximately 30% year-on-year as of June 30, 2002. External sources support the expectation that prices in the U.S. commercial non-life insurance market will keep increasing in 2003, albeit at a lower rate than in recent months.

In order to meet the 12% business operating return on equity after tax target in the medium term, and as part of the profitability improvement program outlined below, we have begun to implement a number of initiatives focused on better underwriting, pricing and claims capabilities. For example:

- New underwriting tools launched in the United States have already proved useful to underwriters in other markets.
- New claims-handling practices that benefit both the customer and the company are being transferred across the Group. For example, HelpPoint, a new claims handling service for automobile policyholders that provides advice, assistance and rapid processing for claims, was launched in Switzerland. It is

now being implemented by the Farmers P&C Group Companies in the United States, which we provide management services to but do not own. HelpPoint has the potential to reduce indemnity costs on automobile damage losses, while providing easy, speedy and professional services to customers.

- In Europe, corporate customers will benefit from the new Continental Europe Corporate unit that offers large European corporate customers a seamless pan-European experience. As part of this initiative, a shared services organization is being implemented in Continental Europe drawing on the experience of our North America Corporate business. We believe that this will benefit the Group in the form of a reduced expense ratio.

Enhancing Scale and Capturing Growth Opportunities in Life Insurance.

The Group enjoys significant market positions in life insurance in Switzerland, Germany and the United Kingdom, and, following the acquisition of Deutsche Bank's insurance businesses, a growing presence in Italy and Spain. We believe we are well positioned for the long-term demographic shift towards aging populations and the decline in state funding for retirement in Europe. In Germany, Italy and Spain, we believe that we are also well prepared for expected changes in legislation designed to induce individuals to save for their own retirement. In the United Kingdom, we believe that our distribution system, with a 3,500-strong tied sales force (Zurich Advice Network) as well as an expanding presence through independent financial advisers, positions us well to take full advantage of likely changes to the rules governing distribution (the "polarization rules").

Leveraging Distribution Alliances and Partnerships to Address Customer Needs.

We have developed a significant distribution capability and capacity by establishing partnerships and strategic alliances. The recent cooperation agreements with Deutsche Bank, along with the ULICO alliance, have expanded our distribution reach, customer access and product breadth.

Elements of our strategy are reflected in the agreements with Deutsche Bank completed in April and May 2002, whereby we:

- sold our Zurich Scudder Investments asset management business to Deutsche Bank
- acquired Deutsche Bank's life insurance and non-life insurance businesses in Germany and its life insurance businesses in Italy, Spain and Portugal
- entered into a cooperation agreement with Deutsche Bank giving us exclusive access to their branch distribution network in Germany, Italy, Spain and Portugal for the distribution of our insurance products and preferred access in Switzerland and Austria
- granted Deutsche Bank the status of preferred third party provider of asset management products to our customer base in Switzerland, Germany, Italy, Spain, Portugal and Austria.

Operational Improvement Program

Our aim is to generate earnings that are not dependent on capital gains and that are sustainable over the business cycle.

To this end we have assessed our operating performance relative to our 12% business operating return on equity after tax target over the medium term. We have also compared our performance to that of our competitors and have drawn on the knowledge and experience of our most efficient Business Units, or BUs. Based on this analysis, we have initiated an operational improvement program based on cost savings and revenue enhancing initiatives designed to increase our net income in 2003 by at least $1.0 billion. In connection with this improvement program, costs of up to approximately $500 million after tax are expected to be reflected as a charge in the second half of 2002.

Our operational improvement program consists of the following set of initiatives:

- ***Expenses***—we will reduce expenses across the Group, in particular in Continental Europe, where the creation of shared services provides great opportunity and where we expect to derive synergies from the integration of Deutscher Herold. This will include an expected reduction in our worldwide workforce by 4,500 employees that will be realized, where possible, through natural attrition and through other means after appropriate consultation with the relevant local employee councils and

labor authorities. We expect additional savings through information technology and procurement cost reduction across all divisions as well as continued streamlining of our head office expense base.

- ***Pricing***—we will implement a disciplined approach to pricing in Continental Europe. This requires our captive agents to seek market-level price increases when renewing policies rather than automatically renewing them. This was implemented successfully in Switzerland several years ago, and we expect similar positive results from this approach. Also, in the United States most contracts were renewed at higher prices than previously expected, and we will be going into 2003 with a higher premium base than was contemplated in our earlier plans.

- ***Underwriting***—we have put new underwriting tools, systems and processes in place or in development that are designed to improve selection, pricing as well as terms and conditions of our contracts, all of which should result in lower loss ratios.

- ***Claims***—we will undertake detailed reviews of claims leakage and take remedial action where needed. In the United States, we will expand our preferred provider networks in managed care while enhancing control of medical and legal expenses.

We expect that all of these initiatives will be implemented by the end of 2003. The benefits from this program are expected to be in addition to the existing or previously planned restructuring programs, other than those related to the integration of the Deutscher Herold Group. As part of our expense savings, we believe that the integration of the Deutscher Herold Group with our existing operations will result in $70 million of annual after tax cost savings by the end of 2004 primarily from the reduction of 700-750 full-time employees. We expect to achieve approximately 80% of these improvements and synergies by the end of 2003.

The expected enhancement to our 2003 net income can be split by lever or by division as follows:

Lever	Share of Expected Enhancement (in Percent)	Division	Expected Enhancement ($ in Millions)
Pricing	20%	Continental Europe	$400
Underwriting	12%	Group management and cross-business division[1]	275
Claims	8%	UKISA (including Asia Pacific)	150
Expenses	60%	North America Corporate	150
		North America Consumer (including Latin America)	85

(1) Includes expected enhancements of: $70 million from Group Head Office; $70 million from Group reinsurance and Group technical centre; $85 million from cross-business divisional information technology; and $50 million from cross-business divisional procurement.

We have established a Program Management Organization process, led by our Chief Operating Officer, Peter Eckert, that will rigorously drive implementation and track progress at the local, business division and Group levels. This will be complemented by our newly-created Operations Committee. This includes several members from the Group Executive Committee and will serve as a forum to leverage best practices across the Group. To support Peter Eckert in his role, we have established functional reporting lines in non-life corporate and life insurance, with John Amore and Sandy Leitch, respectively, assuming these responsibilities.

Disciplined Enhancement and Management of our Capital Position

We are implementing a risk-based capital enhancement program of more than $5.0 billion in order to take advantage of the current strong non-life insurance market environment and to improve our capital position and our financial strength ratings. This program consists of these offerings of approximately $2.5 billion (based on the October 10, 2002 Noon Buying Rate), utilizing our hybrid capital capacity subject to market conditions, and risk-based capital savings of approximately $2.5 to $2.7 billion. The risk-based capital savings includes withdrawal of capital or exit from businesses that do not meet our internal hurdle rate of 12% business operating return on equity after tax over the medium term or that do not fit with our strategy. We believe that the Group will release at least $1.0 billion of capital over the medium term by applying this approach rigorously. In addition, we intend to reduce our equity exposure, make selective use of cost effective reinsurance and adhere to a flexible dividend policy.

Capital Raising

A cornerstone of our capital enhancement and management program is to raise approximately $2.5 billion (based on the October 10, 2002 Noon Buying Rate) by way of the offerings. To this effect, on October 11, 2002, our shareholders approved the issue of 57,602,782 New Shares at an issue price (*Ausgabebetrag*) of CHF65 per New Share. The Underwriters have agreed to subscribe for any New Shares not taken up in the offerings. See "The Ordinary Capital Increase with Pre-emptive Rights."

We also intend to use the Group's hybrid capital capacity, subject to market conditions, in the medium term. This could contribute as much as an additional $500 million to our capital base.

Our goal is to improve our financial strength ratings from our current single "A" levels to "AA" in the medium term. We realize that capital adequacy alone will not achieve this aim, and that we will also need to meet our operational improvement goals.

Risk-Based Capital Savings

The other elements of our capital improvement program include:

- *Redeployment of capital.* We will redeploy capital by exiting non-core businesses or businesses that cannot meet our internal hurdle rate. We believe that the Group will release at least $1.0 billion of capital over the medium term by applying this approach rigorously.
- *Selective use of reinsurance.* We will make selective use of cost-effective reinsurance, taking into account the terms of such reinsurance and the levels of retention that we have maintained traditionally. One recent example is the non-renewal of our U.S. stop loss treaty and its replacement with a 10% whole account quota share arrangement. We expect this transaction to release up to $400 million of capital. The Group is also currently considering structured reinsurance solutions, such as asset-backed securitizations of insurance portfolios up to a transaction amount of $500 million, which would give it the opportunity to redeem any such notes with Zurich Financial Services' registered shares.
- *Revised dividend policy.* The Board of Directors has indicated that it expects to propose a modest cash payout in the form of a dividend or nominal value reduction for 2002 to the shareholders at the next annual general meeting of shareholders and that it will thereafter pursue a flexible dividend policy reflecting the financial and strategic considerations of the Group.
- *Reduction of equity exposure.* Since May 2002, the Group has been reallocating its insurance investment portfolio away from equities with a medium term goal of reducing the share of equities for which our shareholders bear all or some of the risk to 10% or less of its insurance investment portfolio. In addition, we intend to reduce our commitment to alternative investments by $1.0 billion, consisting essentially of private equity funds. These measures are expected to release $500 million of risk-based capital.

Management Organization

We have four regionally managed business divisions and one global business division. Our four regional business divisions cover: North America Consumer business plus Latin America; North America Corporate business; the United Kingdom, Ireland, Southern Africa and Asia Pacific (UKISA); and Continental Europe. Each business division is responsible for implementing the Group's strategy, infrastructure and profitability. Each of the four regional businesses is headed by a chief executive officer. Our Chief Investment Officer heads the Global Assets Division. In addition, the chief executive officer of our North America Corporate business division has global responsibility for our services to large corporate clients. The chief executive officer of our UKISA business division has global responsibility for our life insurance businesses. The Chief Operating Officer as well as the four regional chief executive officers, the Chief Investment Officer and the Group Chief Executive Officer comprise the Group Executive Committee, which is the main management decision-making body of the Group.

GHO, which historically has concentrated on strategic leadership, governance and knowledge transfer throughout the Group, is now also tasked with a central role in all financial matters. As part of the overall governance role, it sets targets for Group and business division results and it allocates capital to the businesses. The objective is to achieve financial discipline and maintain a strong balance sheet, while holding the operational units accountable for sustainable earnings improvements. This will result in GHO actively monitoring achievement of the Group's financial targets in line with the operational improvement program announced on September 5, 2002.

Non-Life Insurance Operations

The Farmers P&C Group Companies are not owned by the Group but by the policyholders of the Farmers Exchanges, Farmers Texas County Mutual Insurance Company and Foremost County Mutual Insurance Company as well as the underwriters of Foremost Lloyd's of Texas. We earn a management fee that is based primarily on the gross premiums earned by the Farmers P&C Group Companies and which is reported in our Farmers Management Services segment. The premiums reported in our financial statements do not include those written by the Farmers P&C Group Companies and, unless otherwise explicitly set out below, none of the non-life insurance premium information presented below includes the Farmers P&C Group Companies' operations. Farmers Re, one of our subsidiaries, along with certain other Group companies does participate in the written premiums of the Farmers P&C Group Companies through reinsurance arrangements. Because the reinsurance activity of Farmers Re is related solely to the Farmers P&C Group Companies, this business is included in our Non-Life Insurance segment and its results of operations are included in the information presented below. For more information on our Farmers management operations, see "—Farmers Management Services."

Overview

We offer a broad range of personal and commercial non-life insurance products through multiple distribution channels in our four major markets of the United States, the United Kingdom, Switzerland and Germany. In 2001, our non-life insurance operations accounted for $23.3 billion of our gross written premiums and policy fees and contributed $160 million to our consolidated operating income. The United States, the United Kingdom, Switzerland and Germany accounted for approximately 75% of our non-life insurance gross written premiums and policy fees in 2001.

We are:

- in the United States, the third largest non-life insurer, based on 2001 net written premiums, including those of the Farmers P&C Group Companies, which we provide management services to but do not own, and the twelfth largest non-life insurer in the United States, excluding the premiums of the Farmers P&C Group Companies
- in the United Kingdom, the fourth largest non-life insurer, based on 2001 statutory net premiums written
- in Switzerland, the second largest non-life insurer, based on 2000 gross written premiums
- in Germany, the eighth largest non-life insurer, based on 2000 gross written premiums and including the premiums of the Deutscher Herold Group which we acquired in April 2002

The table below presents the distribution of our non-life insurance gross written premiums and policy fees by geographic region for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)				Year Ended December 31,(1)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
North America Corporate	$ 6,823	46%	$ 5,179	45%	$10,981	47%	$ 8,135	42%
North America Consumer(2)	100	1	300	3	400	2	1,000	5
Continental Europe	4,252	28	3,483	30	6,004	26	5,554	29
UKISA	2,297	15	1,866	16	3,868	16	3,218	17
Rest of the World	855	6	749	7	1,689	7	1,348	7
Other(3)	606	4	(133)	(1)	403	2	35	—
Total	$14,933	100%	$11,444	100%	$23,345	100%	$19,290	100%

(1) The table above presents non-life insurance gross written premiums and policy fees by geographic area based on the location of the underwriting entity and before eliminating inter-region transactions.

(2) Consists solely of the gross written premiums of our subsidiary, Farmers Re, which provides reinsurance to the Farmers P&C Group Companies.

(3) Our "Other" region in our Non-Life Insurance segment includes our Group internal reinsurance operations, which are not attributable to a specific geographic region but are managed on a global basis. These operations assume business from Group entities as a part of our overall risk management strategy. Once the risk retention level for the Group has been decided upon, the excess risk is ceded to third parties.

The table below presents our non-life insurance combined ratio by geographic region for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2002.

	Six Months Ended June 30,			Year Ended December 31,	
	2002		2001	2001	2000
	Before Special Provisions	After Special Provisions			
North America Corporate	97.4%	116.3%	104.5%	111.2%	107.4%
North America Consumer	97.6%	97.6%	97.5%	97.6%	97.5%
Continental Europe	105.5%	114.8%	104.2%	108.6%	105.4%
UKISA	103.5%	109.6%	105.8%	103.9%	103.0%
Rest of the World	104.4%	110.2%	106.1%	101.2%	107.6%
Other(1)	117.7%	169.7%	129.5%	142.0%	87.7%
Total Non-Life Insurance	103.3%	119.7%	105.6%	111.0%	104.2%

(1) Our Other region includes our Group internal reinsurance operations, which are not attributable to a specific geographic region but are managed on a global basis. The companies included are assuming business from Group entities as a part of our overall risk management strategy. Once the risk retention level for the Group has been decided upon, the excess risk is ceded to third parties.

Our non-life insurance business follows our strategy of focusing on target customer groups and providing products and services to meet those customers' needs. We offer our products and services through multiple distribution channels, including brokers and exclusive agents, as well as direct marketing channels such as telephone sales and, increasingly, the Internet. In most countries, we have Strategic Business Units which focus on particular customer segments. We are increasingly focusing on cross-selling life insurance and asset management products to our non-life insurance customers, while also developing an integrated Internet platform to distribute all our products and services as well as those of third parties.

Our non-life insurance business is comprised of the following principal lines:

Accident and health. Our accident insurance provides coverage against losses in the event of death or bodily injury caused by an accident. Our health insurance provides coverage against losses in the event of illness or disability other than losses resulting from death.

Automobile. Our automobile products provide coverage to both personal and commercial customers for physical damage to their automobiles. Our automobile products also include third party liability insurance coverage for liability to others arising from the use of an automobile.

General liability. Our general liability lines include coverage against liability claims arising out of bodily injury, or the loss of, or damage to, property. We also provide personal public liability, employers' liability, medical malpractice, professional liability and products liability coverage.

Property and other lines. Our property lines include coverage against loss of, or damage to, property due to a variety of causes including fire and other natural perils. We also provide other lines of insurance, including workers' compensation, marine, aviation and transport, credit and surety, legal expenses, title, mortgage and fidelity insurance.

Assumed reinsurance. Several of our non-life insurance BUs underwrite reinsurance business in addition to their primary insurance business. We classify this business as non-life insurance since it is incidental to the main non-life insurance business and is not under the responsibility of our Reinsurance - discontinued segment.

The table below presents our non-life insurance gross written premiums and policy fees by product line for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,				Year Ended December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Accident and health	$ 785	5%	774	7%	$ 1,258	5%	$ 1,217	6%
Automobile	3,918	26	3,433	30	6,818	29	5,809	30
General liability	3,021	20	2,248	20	4,484	19	3,420	18
Property and other	5,578	38	4,145	36	8,488	37	6,941	36
Assumed reinsurance	1,631	11	844	7	2,297	10	1,903	10
Total	$14,933	100%	$11,444	100%	$23,345	100%	$19,290	100%

North America Corporate

Our North America Corporate non-life insurance operations target the full spectrum of commercial enterprises ranging from large corporate customers to small businesses. We offer our commercial customers a comprehensive range of commercial non-life insurance products, including automobile, workers' compensation, multi-peril, liability and property products, as well as fidelity and surety bonds and a range of specialty coverages. In 2001, our North America Corporate operations accounted for $11.0 billion, or approximately 47%, of our consolidated non-life insurance gross written premiums and policy fees.

In 2001, we continued the integration of our operations and refocused our businesses, and particularly our branding, to improve efficiency and customer service. In March 2001, the operations of Zurich U.S., Zurich Canada, Empire Fire and Marine, and Universal Underwriters Group were integrated, and have since been collectively branded as "Zurich North America." In May 2001, The Fidelity and Deposit Companies became "Zurich North America Surety & Financial Enterprises." In Canada, we sold our Canadian personal and group non-life insurance business to, and formed a new strategic alliance with, ING Canada to refocus our business there on large commercial and corporate insurance.

The table below presents our non-life insurance gross written premiums and policy fees by product line in the North America Corporate region for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,				Year Ended December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Accident and health	$ 125	2%	$ 108	2%	$ 200	2%	$ 154	2%
Automobile	977	14	844	16	1,836	17	1,489	18
General liability	1,994	29	1,493	29	3,043	28	2,237	28
Property and other	3,384	50	2,378	46	5,053	46	3,699	45
Assumed reinsurance	343	5	356	7	849	7	556	7
Total	$6,823	100%	$5,179	100%	$10,981	100%	$8,135	100%

United States

We offer commercial non-life insurance products throughout the United States to commercial enterprises of all sizes. The U.S. non-life insurance market, based on 2000 premiums, is the largest in the world and accounted for approximately $423 billion, or 46%, of non-life insurance premiums worldwide.

Based on 2001 direct written premiums in the United States, we are:

- the fourth largest provider of workers' compensation insurance
- the fifth largest provider of medical malpractice insurance
- the largest provider of total commercial multiple peril insurance

The trend towards higher rates that started to emerge in 1999 continued through 2001 in our non-life insurance operations, resulting in rate increases of approximately 20% across all units with an overall rate increase of approximately 30% in the fourth quarter of 2001. The commercial lines market in the United States witnessed continued premium acceleration in the first half of 2002.

The United States accounted for $9.9 billion of our 2001 North America Corporate non-life insurance gross written premiums and policy fees. In 2001, general liability products accounted for approximately 29% of our North America Corporate non-life insurance gross written premiums and policy fees in the United States, fire and other property products accounted for approximately 19%, automobile products accounted for approximately 15% and accident and health products accounted for approximately 2%, with other products accounting for the remainder. Agents accounted for approximately 59% of our North America Corporate non-life insurance gross written premiums and policy fees in 2001 in the United States, brokers accounted for approximately 27%, direct channels accounted for approximately 9% and all other distribution channels accounted for approximately 5%.

Canada

We recently formed a new strategic alliance with ING Canada to refocus our Canadian non-life insurance business on large commercial and corporate insurance and, as part of this refocusing, effective December 31, 2001, we sold our Canadian personal and group non-life insurance operations to ING Canada. Our large commercial and corporate business targets a broad range of customers and markets ranging from large international corporations to mid-market operations. Until December 31, 2001, we offered consumer, commercial and corporate products in Canada primarily through intermediaries. In 2001, Canada accounted for $686 million of our non-life insurance gross written premiums and policy fees. Automobile products accounted for approximately 49% of our 2001 non-life insurance gross written premiums and policy fees in Canada, property and casualty products accounted for approximately 33%, liability products accounted for approximately 16% and surety and other products accounted for approximately 2%. Independent brokers accounted for approximately 95% of our 2001 non-life insurance gross written premiums and policy fees in Canada and worksite marketing and affinity groups accounted for approximately 5%.

Pursuant to a new distribution arrangement with ING Canada, starting February 1, 2002, we renewed the large commercial and corporate policies previously underwritten by either the Group or ING Canada, and ING Canada renewed all other commercial risks. In addition, both companies have agreed to offer their complete product lines to each other's distributors and customers. We now offer automobile, property, liability, surety and specialty products to large Canadian companies through international brokers. For the six months ended June 30, 2002, our non-life insurance gross written premiums and policy fees in Canada totaled $233 million.

North America Consumer

We reorganized our operations in 1999 so that all of our U.S. non-life insurance personal lines operations are underwritten by the Farmers P&C Group Companies with management services provided by the Farmers Management Company. For a discussion of the non-life insurance operations of the Farmers P&C Group Companies, see "—Farmers Management Services." Our current non-life insurance operations in our North America Consumer region consist solely of Farmers Re, which participates in the underwriting of the Farmers P&C Group Companies through a quota share reinsurance treaty. In 2001, Farmers Re accounted for $400 million, or approximately 2%, of our consolidated non-life insurance gross written premiums and policy fees. Prior to April 1, 2001, Farmers Re assumed $1.0 billion of gross written premiums annually under a quota share reinsurance agreement with the Farmers P&C Group Companies. Effective April 1, 2001, this agreement was cancelled and replaced by a similar agreement, under which Farmers Re assumes $200 million of annual gross written premiums, other Group companies assume $1.3 billion of annual gross written premiums and third-party reinsurers assume $500 million of annual gross written premiums.

Continental Europe

In Continental Europe, we offer non-life insurance products primarily in our four key markets of Switzerland, Germany, Italy and Spain. Continental Europe accounted for $6.0 billion, or approximately 26%, of our consolidated non-life insurance gross written premiums and policy fees in 2001. Our four key markets in Continental Europe accounted for 79% of our gross written premiums and policy fees in the region in 2001, with Switzerland and Germany accounting for 27% and 25%, respectively.

Our most important recent event in Continental Europe was our agreement with Deutsche Bank to acquire its insurance operations, consisting primarily of the Deutscher Herold Group in Germany, and to agree on a broad strategic cooperation arrangement for the mutual distribution of products and services. We acquired 76.429% of the parent company of the Deutscher Herold Group as well as Bonnfinanz and Deutsche Gesellschaft für Vermögensberatung ("DGV") from Deutsche Bank in April 2002. The Deutscher Herold

Group generated $283 million of non-life insurance premiums in 2001, which are not included in our results for 2001. If we had owned the Deutscher Herold Group in 2001, Germany would have accounted for 8% of our 2001 Non-Life Insurance segment's gross written premiums and policy fees in that year. We also entered into cooperation arrangements with Deutsche Bank effective in April and May 2002 pursuant to which we are now the exclusive provider for insurance products to Deutsche Bank's retail and private banking customers in Germany, Italy, Spain and Portugal and the preferred provider of insurance products to its retail and private banking customers in Switzerland and Austria. See "—Material Contracts—Deutsche Bank Agreements" for a discussion of our principal agreements with Deutsche Bank.

The table below presents our non-life insurance gross written premiums and policy fees by geographic area in Continental Europe for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)				Year Ended December 31,(1)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Switzerland	$ 847	20%	$1,089	31%	$1,630	27%	$1,516	27%
Germany	1,088	26	865	25	1,511	25	1,313	24
CEC Unit(2)	967	23	—	—	—	—	—	—
Italy	446	10	374	11	819	14	728	13
Spain	502	12	429	12	788	13	763	14
Other(3)	402	9	726	21	1,256	21	1,234	22
Total	$4,252	100%	$3,483	100%	$6,004	100%	$5,554	100%

(1) The table above presents non-life insurance gross written premiums and policy fees by geographic area based on the location of the underwriting entity and before eliminating inter-region transactions.

(2) CEC Unit includes $2 million of gross written premiums and policy fees ceded by Switzerland, $161 million ceded by Germany, $48 million ceded by Italy and $119 million ceded by Spain.

(3) "Other" includes additional European countries and territories and eliminations of intra-region insurance transactions.

The table below presents our non-life insurance gross written premiums and policy fees by product line in Continental Europe for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)				Year Ended December 31,(1)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Accident and health	$ 545	13%	$ 525	15%	$ 767	13%	$ 749	13%
Automobile	1,734	41	1,441	42	2,623	44	2,323	42
General liability	516	12	430	12	680	11	665	12
Property and other	1,222	29	1,013	29	1,685	28	1,604	29
Assumed reinsurance	235	5	74	2	249	4	213	4
Total	$4,252	100%	$3,483	100%	$6,004	100%	$5,554	100%

Switzerland

We sell non-life insurance in Switzerland and Liechtenstein to both individuals and commercial customers. Our Swiss non-life insurance products consist primarily of automobile, property, accident and health and liability insurance. We primarily sell these products through tied agents and brokers, although we have been developing our direct channels, including the Internet. As a result of the Deutsche Bank cooperation arrangements, we are now the preferred provider of insurance products to Deutsche Bank's retail and private banking customers in Switzerland. In 2001, Switzerland accounted for $1.6 billion, or approximately 7%, of our consolidated non-life insurance gross written premiums and policy fees.

Based on 2000 gross written premiums in Switzerland, we are:

- the second largest non-life insurer, with a 16% market share
- the second largest provider of automobile and general liability insurance
- the third largest provider of property insurance
- the fourth largest provider of accident and health insurance

The Swiss non-life insurance market, based on 2000 premiums, is the twelfth largest in the world and the seventh largest in Europe, and accounted for approximately $11 billion, or 1.2%, of non-life insurance premiums worldwide. Switzerland has the highest annual per capita insurance expenditures in the world with an average of $1,571 in non-life insurance premiums and $2,583 in life insurance premiums per person. Premiums in the Swiss non-life insurance market in general rose slightly from 2000 to 2001, increasing approximately 3% on a constant exchange rate basis.

In 2001, automobile products accounted for approximately 37% of our non-life insurance gross written premiums and policy fees in Switzerland, accident and health products accounted for approximately 27%, general liability products accounted for approximately 14% and fire and other property products accounted for approximately 13%, with other products accounting for the remainder. Our policies are primarily written through our own employee sales force. Brokers and direct marketing make up our remaining distribution channels in Switzerland.

As part of our strategy of focusing on target customer groups, we have consolidated our Swiss life insurance and non-life insurance operations under a single management structure. As a result, we provide our customers with one point of contact through our employee sales force of exclusive agents for all of their insurance and select financial services needs. We principally operate under the Zurich brand in Switzerland, with the Alpina and Geneva brands used to target specific customer groups. We also own a majority of Orion Insurance Company, which markets legal protection coverage under its own brand name in Switzerland.

In addition to traditional insurance products, we offer complementary products and services to our Swiss customers. For example, we operate a network of 27 drive-in (Help Point) service centers for assessment of automobile claims. We also offer a number of services to our business customers, including an integrated package of employee benefit plans, insurance and administration. We also have developed an e-Workplace program targeted at medium and large enterprises, brokers, agents and account managers and independent brokers and agents that allows secure data exchange for claims processing, customer service and product quotes.

Germany

We offer personal and commercial non-life insurance products in Germany primarily through brokers, exclusive agents and direct marketing. In 2001, our German operations accounted for $1.5 billion, or approximately 6%, of our consolidated non-life insurance gross written premiums and policy fees.

The German non-life insurance market, based on 2000 premiums, is the third largest in the world and the largest in Europe, and accounted for approximately $67 billion, or 7%, of non-life insurance premiums worldwide. In our German corporate business, we achieved a 5% increase in rates in liability lines and an 18% increase in rates in property lines in the first half of 2002.

The acquisition of the Deutscher Herold Group in April 2002 positions us strongly in Germany. The Deutscher Herold Group generated $283 of non-life insurance gross written premiums in 2001, which are not included in our results for 2001. As a result of this acquisition, we are the eighth largest non-life insurer in Germany based on 2000 gross written premiums. If we had owned the Deutscher Herold Group in 2001, Germany would have accounted for 8% of our 2001 Non-Life Insurance segment's gross written premiums and policy fees. We have also entered into a cooperation agreement with Deutsche Bank pursuant to which we are the exclusive provider for insurance products to Deutsche Bank's retail and private banking customers in Germany. See "—Material Contracts—Deutsche Bank Agreements" for a discussion of our principal agreements with Deutsche Bank.

In August 2001, we acquired the Neckura Group which added $112 million of non-life insurance gross written premiums and policy fees in 2001 to our results and contributed its network of approximately 120 exclusive agents. Neckura, which has been integrated into our operations, offers a range of products including automobile, accident, third party liability, health, property, home savings contracts and investment products.

In 2001, automobile products accounted for approximately 46% of our non-life insurance gross written premiums and policy fees in Germany, fire and other property products accounted for approximately 18% and third party liability products accounted for 13%, with other products accounting for the remainder. Brokers accounted for approximately 41% of our 2000 non-life insurance gross written premiums and policy fees in Germany, exclusive agents accounted for approximately 33%, direct channels accounted for approximately 17% and other channels accounted for approximately 9%.

We intend to offer personal non-life insurance products using three primary brands in Germany: Zurich, Deutsche Allgemeine Direkt and Deutscher Herold. We also offer commercial products using the Zurich brand. Our German operations are organized into four units: the Private Intermediated unit, the Private Direct unit, the Commercial unit and the Industrial/Corporate unit. Our Private Intermediated unit offers automobile, accident and property insurance products, as well as life insurance and pension products, using the Zurich and Deutscher Herold brands primarily to individual retail customers through exclusive agents, bank branches, brokers and independent financial advisors. Our Private Direct unit offers automobile, property, third party liability and accident insurance products using the Deutsche Allgemeine Direkt brand to families and individuals primarily through the telephone, mail and the Internet. Our Commercial unit targets small and medium-sized businesses, while our Industrial/Corporate unit targets large businesses. These two commercial lines offer primarily liability, property, marine, aviation, transportation and accident insurance products as well as corporate pension schemes through exclusive agents and brokers.

Continental Europe Corporate

Our new CEC Unit manages the entire corporate segment throughout the continent. This unit underwrites corporate direct business in Switzerland and assumes corporate business from our Continental European operations.

This restructuring of our European business allows us to implement a pan-European strategy, enhance operating efficiency and provide better services to our customers. Given the wide diversity of market conditions in the countries covered by the CEC Unit, it is vitally important to take account of local market conditions as well as local cultures and languages. By adhering to this principle we reinforce the importance of local market management activities in order to keep as close as possible to our customers. At the same time we create shared platforms and operations on a Continental European level. The CEC Unit is present in all major countries, of which Switzerland, Germany, Spain and Italy are our largest markets. The CEC Unit has strategic ties with a number of strong partners.

Italy

We offer personal and commercial non-life insurance products in Italy primarily through exclusive agents. As a result of the Deutsche Bank cooperation arrangements, we are now the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Italy. In 2001, Italy accounted for $819 million of non-life insurance gross written premiums and policy fees. Personal lines accounted for the majority of our 2001 gross written premiums and policy fees in Italy. In 2001, automobile products accounted for approximately 51% of our non-life insurance gross written premiums and policy fees in Italy and fire and other property products accounted for approximately 19%, with other products accounting for the remainder. In 2001, the Italian non-life insurance market experienced growth of approximately 6%. We believe that the market will continue to grow in 2002. All non-life insurance business will be underwritten through the Zurich brand in the future. We previously also used the Zurigo brand in Italy. Additionally, we will offer services through the Zuritel brand which will come within the Zurich brand umbrella. Zurich Italy's primary distribution channels are exclusive agents, financial advisors, direct channels, wholesale and worksite marketing.

Spain

We offer personal and commercial non-life insurance products in Spain primarily through exclusive agents, brokers and affinity groups. We are the fourth largest non-life insurer in Spain, based on 2000 direct written premiums. In 2001, Spain accounted for $788 million of non-life insurance gross written premiums and policy fees. Automobile products accounted for approximately 59% of our 2001 non-life insurance gross written premiums and policy fees in Spain and fire and other property products accounted for approximately 23%, with other products accounting for the remainder. The expected increase in premiums in the Spanish non-life insurance market is approximately 10% for 2002. In our Spanish corporate business, liability prices and property prices each increased approximately 30% in the first half of 2002. In 2001, we acquired AIDE, a company specializing in roadside assistance, which made a strong contribution to our services and growth in Spain. We offer non-life insurance products using two brands in Spain: Zurich and AIDE Asistencia. We use the Zurich brand to sell various types of non-life insurance products, while we use the AIDE Asistencia brand to focus on automobile and household insurance. We use the Zurich Prevención brand to provide risk prevention consulting services. As a result of the Deutsche Bank cooperation arrangements, we are now the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Spain.

Others

We also write non-life insurance business in France, Austria, Belgium, Denmark, Estonia, Finland, Latvia, Lithuania, Luxembourg, the Netherlands, Norway, Portugal, Russia and Sweden. We offer personal and commercial products in most locations through distribution channels such as exclusive agents, brokers and direct marketing, including telephone and the Internet. As a result of the Deutsche Bank cooperation arrangements, we are now the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Portugal and the preferred provider in Austria. In 2001, these countries in Continental Europe accounted for $1.3 billion, or approximately 21%, of the region's gross written premiums and policy fees. In 2001, automobile products accounted for approximately 32% of our non-life insurance gross written premiums and policy fees in these countries, and fire and other property products accounted for approximately 29%.

In March 2002, we agreed to sell our country business in Poland, Hungary, the Czech Republic and Slovakia to Generali. This agreement is a further step towards our goal to focus on key markets in Continental Europe. In addition, the Group and Generali have agreed to collaborate in these countries with respect to our international industrial and corporate clients. As a result, our international clients will be provided local service by Generali in these markets. The agreement is subject to the approval of the regulatory authorities in the respective countries, which we expect to receive by the end of the year. These operations contributed $34 million of gross written premiums and policy fees and $1.2 million of operating income for the six months ended June 30, 2002.

In May 2002, we announced our repositioning in the Nordic market. We agreed to transfer a substantial part of our non-life insurance lines of business in Denmark and Norway to Tryg/Vesta. Completion of this transaction occurred on October 1, 2002. In Sweden, our consumer and commercial lines of business will be put in run-off and we will cease to write new business in these segments. In addition, our disability and financial institutions businesses in Denmark have been put in run-off and will remain under our management. We also intend to review the position of our businesses in Finland and the Baltic countries by the end of 2002.

UKISA

Our UKISA non-life insurance operations' principal product lines are automobile, household, commercial liability and employers' liability. In 2001, our UKISA region (consisting of the United Kingdom, Ireland and Southern Africa) accounted for $3.9 billion, or approximately 17%, of our consolidated non-life insurance gross written premiums and policy fees. Our 2001 gross written premiums were split 65% from commercial lines and 35% from personal lines.

The table below presents our non-life insurance gross written premiums and policy fees by product line in the UKISA region for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,				Year Ended December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Accident and health	$ 62	3%	$ 62	3%	$ 131	3%	$ 144	4%
Automobile	873	38	824	44	1,649	43	1,516	47
General liability	439	19	272	15	648	17	407	13
Property and other	849	37	627	34	1,269	33	1,056	33
Assumed reinsurance	74	3	81	4	171	4	95	3
Total	$2,297	100%	$1,866	100%	$3,868	100%	$3,218	100%

United Kingdom

In 2001, the United Kingdom accounted for $3.3 billion, or approximately 14%, of our consolidated non-life insurance gross written premiums and policy fees. Based on 2001 statutory net premiums written, we are the fourth largest non-life insurer in the United Kingdom with an 8% market share.

The U.K. non-life insurance market, based on 2000 premiums, is the fourth largest in the world and the second largest in Europe, and accounted for approximately $57.2 billion, or 6.2%, of non-life insurance premiums worldwide. Following several years of overcapacity, the market has been recovering since 1999. Overall premiums in the U.K. market-continued to grow in 2001 as a result of gross domestic product

growth, inflation and higher rates as the cycle continues to improve across most segments. During 2001, there was a significant hardening in particular of the commercial property and liability segments, partly in response to reduced capacity following the failure of several insurers as well as the impact of the events of September 11, 2001. The household market, however, remained broadly flat in 2001 despite heavy weather-related losses during 2000. In the first half of 2002, commercial property and employers liability rates increased more than 50% and commercial automobile rates increased by approximately 8%.

In the United Kingdom, we have adopted a multi-brand marketing strategy whereby we offer Zurich brand products through intermediaries who are familiar with the Group and offer Eagle Star brand products, which are widely recognized by individual consumers, through direct channels. We increased the visibility of the Zurich brand in 2001 with our U.K. rugby sponsorship and our first Zurich brand television advertising campaign in the United Kingdom. The Eagle Star consumer direct business is a leading direct provider of automobile and household insurance products. Eagle Star was also one of the first insurance companies in the United Kingdom to offer customers the ability to purchase automobile insurance online through its website. We also offer specialty brands such as Zurich Municipal and Navigators & General.

Partly as a result of our strategic program to improve and transform our U.K. non-life insurance operations, our combined ratio has improved substantially since 1999. We have rationalized our operations, repriced and re-underwritten our non-life insurance book of business and improved claims performance through a more disciplined and rigorous approach to claims handling. Since 1999, we have increased prices, particularly in personal and commercial automobile lines. This was supported in 2001 by price increases in the commercial property and liability accounts. Against the background of a reduction in underwriting capacity in the commercial sector as well as increasing prices, we achieved revenue growth in 2001 without compromising profitability. We remain committed to pursuing profitability before growth and we are willing to relinquish business that does not meet our pricing criteria. We will continue to focus on our core skills of pricing and risk assessment, claims management, cost management and providing customer solutions.

In 2001, automobile products accounted for approximately 40% of our non-life insurance gross written premiums and policy fees in the United Kingdom, fire and other property products accounted for approximately 29%, general liability products accounted for approximately 17% and other products accounted for approximately 14%.

Ireland

We offer personal and commercial non-life insurance products in Ireland under the Eagle Star brand and recorded gross written premium and policy fees of $269 million in 2001. We are the sixth largest non-life insurer in Ireland with a market share of 8% based on 2000 gross written premiums and policy fees. In Ireland, we primarily provide automobile, fire and liability insurance through broker and direct channels.

Southern Africa

We offer personal and commercial non-life insurance products in South Africa primarily through our 83.6% owned subsidiary, South African Eagle Insurance Company Limited, which is a publicly traded company. South African Eagle primarily sells automobile, accident, fire, engineering and marine insurance through brokers. South African Eagle is the third largest short-term insurer in South Africa with a 11% market share based on 2001 gross premium income. In 2001, South Africa accounted for $281 million of non-life insurance gross written premiums and policy fees. South African Eagle also sells non-life insurance in Botswana and Zimbabwe through subsidiary companies, and we are represented in Mauritius through associated companies.

Rest of the World

Our Rest of the World region incorporates our Latin American and Asian Pacific operations, including Australia, Japan, Taiwan, Mexico and Argentina, as well as corporate customer business in Bermuda. The Rest of the World accounted for $1.7 billion, or approximately 7%, of our consolidated non-life insurance gross written premiums and policy fees in 2001.

The table below presents our non-life insurance gross written premiums and policy fees by geographic area in the Rest of the World for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)				Year Ended December 31,(1)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Asia Pacific								
Australia	$151	18%	$124	17%	$ 324	19%	$ 316	24%
Japan	145	17	120	16	254	15	206	15
Taiwan	74	9	85	11	153	9	180	13
Other(2)	132	15	115	15	228	14	214	16
Total Asia Pacific	502	59	444	59	959	57	916	68
Latin America								
Mexico	138	16	110	15	235	14	138	10
Argentina	28	3	72	10	147	9	89	7
Other(3)	187	22	123	16	246	14	204	15
Total Latin America	353	41	305	41	628	37	431	32
Other(2)	—	—	—	—	102	6	1	—
Total Rest of the World	$855	100%	$749	100%	$1,689	100%	$1,348	100%

(1) The table above presents non-life insurance gross written premiums and policy fees by geographic area based on the location of the underwriting entity and before eliminating inter-region transactions.

(2) "Other" includes additional countries and territories in Asia Pacific.

(3) "Other" includes additional countries and territories in Latin America.

(4) "Other" includes additional countries and territories and eliminations of intra-region insurance transactions.

The table below presents our non-life insurance gross written premiums and policy fees by product line in the Rest of the World for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)				Year Ended December 31,(1)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Accident and health	$ 53	6%	$ 79	11%	$ 160	9%	$ 170	13%
Automobile	334	39	324	43	710	42	481	36
General liability	72	9	53	7	113	7	111	8
Property and other	368	43	270	36	560	33	528	39
Assumed reinsurance	28	3	23	3	146	9	58	4
Total	$855	100%	$749	100%	$1,689	100%	$1,348	100%

(1) All figures are stated before inter-segment and inter-region eliminations. Such inter-segment and inter-region eliminations are made for inter-company insurance transactions.

Asia Pacific

Australia is our largest non-life insurance business in the Rest of the World region with gross written premiums of $324 million in 2001. Our Japanese personal lines business is a leading direct writer in Japan. Over 25% of the direct automobile business written in Japan is transacted through the Internet and our website consistently ranks number one in insurance surveys. Our Japanese non-life insurance policy numbers increased 36% in 2001.

Throughout the region, we have expanded our e-commerce capabilities. In Australia, we provide online financial support for advisors allowing them to access financial planning, product support and pricing information. Our Japanese operations have expanded their e-commerce capabilities for direct personal lines business enabling customers to renew policies online and providing full premium quotation facilities.

Latin America

Mexico is our largest market in Latin America and led our growth in Latin America with gross written premiums and policy fees growing by 70% to $235 million in 2001. Latin America is focused on benefiting from regional synergies, having successfully implemented shared service platforms, most notably SAP. We are now in the process of implementing front end and back end operating systems, which aim to reduce total development costs and eventually operational costs, while improving quality. This search for synergy extends to the cross-border sharing of products and best practices, as well as the extension of successful wholesale programs across the region.

Life Insurance Operations

Overview

We offer a broad range of individual and group life insurance and asset accumulation products primarily in our four major markets of the United States, the United Kingdom, Switzerland and Germany. In 2001, our life insurance operations accounted for $7.8 billion of gross written premiums and policy fees and contributed $582 million to our consolidated operating income. In addition, our life insurance deposits increased to $10.0 billion in 2001. The United States, the United Kingdom, Switzerland and Germany accounted for 83% of our life insurance gross written premiums, policy fees and insurance deposits in 2001.

We are:

- in the United States, the fifteenth largest provider of total life insurance and annuity products, based on 2001 direct written premiums
- in the United Kingdom, the ninth largest life insurer, based on 2001 direct new business annual premium equivalent
- in Switzerland, the third largest life insurer, based on 2000 gross written premiums
- in Germany, the fourth largest non-governmental life insurer, based on 2000 direct written premiums and including the premiums of the Deutscher Herold Group which we acquired in April 2002

The table below presents the distribution of our life insurance gross written premiums, policy fees and insurance deposits by market for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,[1][2]				Year Ended December 31,[1][2]			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
North America Corporate:								
Gross written premiums and policy fees	$ 60	1%	$ 75	1%	$ 154	1%	$ 222	2%
Insurance deposits	—	—	—	—	—	—	—	—
Total	60	1	75	1	154	1	222	2
North America Consumer:								
Gross written premiums and policy fees	628	7	614	7	1,251	7	976	6
Insurance deposits	1,297	14	1,867	21	4,031	23	3,020	18
Total	1,925	21	2,481	28	5,282	30	3,996	24
Continental Europe:								
Gross written premiums and policy fees	3,161	34	2,389	27	4,432	25	4,255	26
Insurance deposits	318	3	204	2	447	2	464	3
Total	3,479	37	2,593	29	4,879	27	4,719	29
UKISA:								
Gross written premiums and policy fees	796	9	965	11	1,402	8	1,498	9
Insurance deposits	2,357	25	2,131	24	4,777	27	4,648	29
Total	3,153	34	3,096	35	6,179	35	6,146	38
Rest of the World:								
Gross written premiums and policy fees	349	3	288	3	587	3	516	3
Insurance deposits	346	4	305	4	715	4	627	4
Total	695	7	593	7	1,302	7	1,143	7
Other:[3]								
Gross written premiums and policy fees	2	—	—	—	2	—	(5)	—
Insurance deposits	43	—	38	—	73	—	75	—
Total	45	—	38	—	75	—	70	—
Total:								
Gross written premiums and policy fees	4,996	54	4,331	49	7,828	44	7,462	46
Insurance deposits	4,361	46	4,545	51	10,043	56	8,834	54
Total	$9,357	100%	$8,876	100%	$17,871	100%	$16,296	100%

(1) The table above presents life insurance gross written premiums, policy fees and insurance deposits by geographic area based on the location of the underwriting entity and before eliminating inter-region transactions.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

(3) "Other" includes holding companies whose operations are not attributable to any geographic area. Eliminations are also included in "Other".

We offer traditional life insurance and asset accumulation products as well as non-traditional products and tailor-made solutions to both individual and group customers. In the employee benefits area, for example, we are able to analyze employer needs, taking into account state insurance benefits, employer obligations, types of employees and investment policies, to develop tailor-made employee benefit plans for corporate customers.

We primarily offer the following life insurance and asset accumulation products, which vary from market to market based on local regulations and market conditions:

Asset Accumulation Products. Asset accumulation products are primarily savings products, the duration of which is generally open-ended. Our asset accumulation products include unit linked products in Europe and variable products in the United States. Unit linked policies are life insurance and pension products where the policyholders' contractual rights are determined by reference to notional units allocated to them. Policyholders choose the fund in which they wish to purchase units. We offer various funds with different investment strategies such as equity, property, fixed-interest or managed/balanced. Our asset accumulation products often combine life protection with a savings component. Typically our policyholders bear the investment risk on our asset accumulation products, although certain of our products have minimum guaranteed crediting rates in the policies.

Participating Products. Through participating products, we offer long-term premium guarantees to our customers. The premium calculations for these products are based on conservative assumptions regarding interest rates, mortality, and expenses. Subject to prevailing interest rates, mortality and expense experience, we pay a major part of the margins built into these products back to the policyholders each year in the form of a profit participation. We do not, however, guarantee future profit participation. Profit participations can be paid out in a number of ways, such as through increasing the insured benefits and surrender values above the guaranteed sums. The profit participation can also be deducted from the gross premiums due on the policy, thus reducing the premiums payable by the policyholder, or transferred into a special account for the customer. Participating products are very popular in Switzerland and the rest of Continental Europe, and also exist in the United Kingdom and many other parts of the world.

With-profits policies are participating individual life insurance products and group and individual pension products offered in the United Kingdom. Under with-profits policies, the policyholder is entitled to participate in the distributable surplus of the insurance company that issued the policy. Currently, approximately 90% of distributable surplus is allocated to policyholders. This participation occurs through the distribution of bonuses to policyholders. There are two main types of bonuses, regular bonuses and terminal bonuses. Regular bonuses are credited to the policyholder at regular intervals, generally on an annual basis, and vary from product to product. Terminal bonuses are designed to provide policyholders with their share of total investment performance, other company experience and taxes at the end of the policy. The estimated bonuses accrued may fluctuate depending on the annual performance of the fund supporting the with-profits policies. Therefore, in years where the fund experiences a loss, and the value decreases, the existing policyholders share in this reduction. As such, terminal bonuses are not guaranteed and are subject to substantial fluctuations. In addition, regulatory changes in the United Kingdom may impact with-profits products.

Protection Products. Our protection products provide coverage in case of death, accidental death and disability. Protection products provide coverage only for the insured risk and do not contain a savings or investment element. At the end of the contract period, these policies terminate without a payment to the customer if there is no insurance claim. If the customer terminates a policy before the end of the contractual period, no surrender value is paid. For individual customers, we offer a variety of term life products, as well as additional coverage in case of accidental death or disability. For corporate customers, we offer group life and group disability coverages. In certain markets, we provide health insurance products to both individual and corporate customers. We also offer credit life insurance through banks to their customers, which provides coverage of loans and consumer credit in case of death or permanent disability of the borrower.

The table below presents the distribution of our life insurance gross written premiums and policy fees by line of business, as well as our total life insurance gross written premiums, policy fees and insurance deposits for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)(2)				Year Ended December 31,(1)(2)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Individual:								
Single premiums	$ 771	15%	$ 549	13%	$ 1,222	16%	$ 1,106	15%
Periodic premiums	1,636	33	1,131	26	2,488	32	2,420	32
Total Individual	2,407	48	1,680	39	3,710	48	3,526	47
Group:								
Single premiums	695	14	715	17	1,332	17	1,326	18
Periodic premiums	910	18	831	19	1,126	14	1,162	15
Total Group	1,605	32	1,546	36	2,458	31	2,488	33
Accident, health and other	161	3	189	4	349	4	270	4
Policy fees on unit linked and other investment type products	823	17	916	21	1,311	17	1,178	16
Total gross written premiums and policy fees	4,996	100%	4,331	100%	7,828	100%	7,462	100%
Deposits	4,361		4,545		10,043		8,834	
Total, including deposits	$9,357		$8,876		$17,871		$16,296	

(1) All figures stated before inter-segment and inter-region eliminations. Such inter-segment and inter-region eliminations are made for inter-company insurance transactions.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

We have adopted a multi-channel distribution strategy for our life insurance operations. This approach is a consequence of our belief that we must focus on the customer and deliver our products through the customer's preferred mode of delivery, be that a broker, agent, company representative, mail or the Internet. In certain markets such as the United States and the United Kingdom, we have established Strategic Business Units which each focus on a distinct customer base. In other markets, where we have a relatively small market share, our sales approach is more highly specialized and may be limited to one method of distribution. We are increasingly cross-selling our life insurance and non-life insurance products through our existing distribution channels.

North America Corporate

We offer a limited number of insurance and annuity products in the United States. In 2001, our North America Corporate life insurance operations accounted for $154 million, or approximately 2%, of our consolidated life insurance gross written premiums and policy fees. Our North America Corporate operations represented approximately 1% of our consolidated life insurance gross written premiums, policy fees and insurance deposits in 2001.

Effective as of January 1, 2001, we sold our group life and health insurance business in Canada to Manulife Financial. Under the terms of the agreement with Manulife Financial, we have formed a strategic alliance in Canada whereby we will sell Manulife Financial's group life and health insurance products through our distribution network and they will sell our small- and mid-market commercial non-life insurance products through their distribution network.

In February 2002, we sold Zurich Life Insurance Company of Canada ("Zurich Canada") to Manufacturers Life Insurance Company. In 2001, Zurich Canada contributed $61 million in life insurance gross written premiums, policy fees and insurance deposits. This sale was made to allow Zurich North America's Canadian operations to focus on its core business in the corporate and large commercial non-life insurance areas. We no longer offer life insurance in Canada.

North America Consumer

We offer a variety of life insurance and annuity products to both individuals and small businesses in the United States through multiple distribution channels. In 2001, our North America Consumer life insurance operations accounted for $1.3 billion, or approximately 16%, of our consolidated life insurance gross written premiums and policy fees. Our North America Consumer life insurance operations also accounted for $4.0 billion of insurance deposits in 2001 and represented approximately 30% of our consolidated life insurance gross written premiums, policy fees and insurance deposits in 2001.

We are:

- the fifteenth largest provider of total life insurance and annuity products in the United States based on 2001 direct written premiums
- the fifth largest provider of ordinary life insurance products in the United States based on ordinary life sales in 2001. Ordinary life insurance consists of permanent (whole life, endowment, universal life, variable life insurance and other interest-sensitive cash value plans) and temporary (term) types of coverage

The table below presents the distribution of our life insurance gross written premiums and policy fees by line of business in the North America Consumer region, as well as our total life insurance gross written premiums, policy fees and insurance deposits in the North America Consumer region, for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)(2)				Year Ended December 31,(1)(2)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Individual:								
Single premiums	$ 39	6%	$ 46	8%	$ 101	8%	$ 56	6%
Periodic premiums	311	50	283	46	584	47	541	55
Total Individual	350	56	329	54	685	55	597	61
Group:								
Single premiums	—	—	—	—	—	—	—	—
Periodic premiums	—	—	—	—	—	—	—	—
Total Group	—	—	—	—	—	—	—	—
Accident, health and other	8	1	8	1	17	1	14	1
Policy fees on unit linked and other investment type products	270	43	277	45	549	44	365	38
Total gross written premiums and policy fees	628	100%	614	100%	1,251	100%	976	100%
Deposits	1,297		1,867		4,031		3,020	
Total, including deposits	$1,925		$2,481		$5,282		$3,996	

(1) All figures stated before inter-segment and inter-region eliminations. Such inter-segment and inter-region eliminations are made for inter-company insurance transactions.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

United States

We offer both individual and small business life insurance and annuities in the United States. The U.S. life insurance market, based on 2000 premiums, is the largest in the world and accounted for approximately $442.3 billion, or 29%, of life insurance premiums worldwide. In 2001, the United States accounted for $1.3 billion of our life insurance gross written premiums and policy fees and $4.0 billion of our insurance deposits. Our principal products in the United States include term life, whole life, universal life, variable life, fixed and variable annuities, structured settlement annuities, business owned life insurance and credit life. Variable annuities accounted for approximately 55% of our 2001 statutory gross written premiums in the United States, fixed annuities accounted for approximately 14%, business owned life products accounted for approximately 11%, term life products accounted for approximately 9%, universal life products accounted for approximately 9% and other products accounted for approximately 2%. Statutory gross written premiums for life insurance and annuity contracts in the United States consist of first year and renewal year premiums earned through their contractual due dates, as well as the receipt of single and flexible premiums. Insurance contracts providing any protection against death, disability, accident or illness in which the reporting entity assumes mortality or morbidity risk shall be classified as life or accident and health contracts, as applicable. Zurich Life US' gross written premiums, policy fees and insurance deposits primarily include amounts related to term life, universal life, variable universal life, group variable universal life (business-owned life insurance), fixed annuity and variable annuity contracts.

We offer life insurance and asset accumulation products in the United States under two primary brand names, Farmers New World Life ("Farmers Life") and Zurich Life US. While we maintain Farmers Life and Zurich Life US as two different companies, we seek to take advantage of opportunities to capitalize on the strengths of each company. For example, Farmers Life has historically benefited from sharing a common information technology platform with Farmers Group, Inc. and the Farmers P&C Group Companies. Therefore, we determined it made sense to leverage this capability with Zurich Life US. In 2001, we migrated Zurich Life US' data center to this common data center. Thus, one of the largest expenses, an information technology data center, is now on a shared platform.

The Farmers Management Services segment, the Farmers P&C Group Companies and Farmers Life market products and services using the common brand name Farmers®. The Farmers P&C Group Companies

and Farmers Life share a common network of direct writing agents ("Farmers Agents"). As of December 31, 2001, there were approximately 14,000 Farmers Agents. Farmers Life principally sells life insurance products through the Farmers Agents. In 1998, we began to train Farmers Agents to sell investment products. As of December 31, 2001, approximately 4,000 Farmers Agents were registered to sell investment products.

In 2001, Farmers Life accounted for $553 million, or approximately 44%, of our life insurance gross written premiums and policy fees in the United States and contributed an additional $679 million of insurance deposits. As of December 31, 2001, Farmers Life had approximately 1.2 million policies in-force and managed more than $1.8 billion of annuity funds. Fixed annuities accounted for approximately 53% of Farmers Life's gross statutory premiums in 2001. Universal Life products accounted for approximately 30%, term life products accounted for approximately 7% and variable annuities and other products each accounted for approximately 5%. Farmers Life offers a broad line of individual life insurance products, primarily universal life, term life and whole life insurance, as well as flexible premium, single premium and equity-indexed deferred annuities and structured settlement products.

In 2001, Farmers Life continued its strategy of simplifying the life insurance sales process by commencing the development of telephone and electronic application forms. The new application process was implemented in 2002. In addition, in 2001, Farmers Life introduced new enhancements to LifeNet, its Internet distribution support system that was introduced in 2000 for Farmers Agents. These enhancements included online leads, financial calculators and sales ideas. Finally, in 2001, the Farmers P&C Group Companies and Farmers Life created an automobile/life insurance discount, given to qualifying drivers whose households carry insurance from Farmers Life. In 2002, Farmers Life introduced a Sales and Marketing Management System available to Farmers Agents on LifeNet. This system has already made a positive impact in the field.

Zurich Life US is a leading provider of risk management and asset accumulation solutions for individuals and institutions. These financial solutions include term life insurance, universal life, fixed and variable annuities, and bank-owned life insurance. Zurich Life US distributes its products directly to consumers and through a variety of channels, such as independent broker/dealers, life insurance agencies and financial planners. In 2001, our Zurich Life US operations accounted for $698 million, or approximately 56%, of our life insurance gross written premiums and policy fees in the United States. Insurance deposits contributed an additional $3.4 billion. In 2001, variable annuities accounted for approximately 68% of Zurich Life US' gross statutory premiums, business owned life insurance products accounted for approximately 14%, term life products accounted for approximately 10%, universal life products and fixed annuities accounted for approximately 4% each and variable life products accounted for approximately 1%.

Continental Europe

In Continental Europe, we offer life insurance and savings products primarily in Switzerland, Germany, Italy and Spain. Our operations in Continental Europe accounted for $4.4 billion, or approximately 57%, of our consolidated life insurance gross written premiums and policy fees in 2001. Continental Europe also accounted for $447 million of insurance deposits in 2001 and represented approximately 27% of our consolidated life insurance gross written premiums, policy fees and insurance deposits in 2001. In April 2002, we acquired Deutsche Bank's life insurance operations in Germany. In May 2002, we acquired Deutsche Banks life insurance operations in Italy, Spain and Portugal. In connection with these acquisitions, the Group and Deutsche Bank entered into cooperation agreements in respect of a number of European countries to offer their respective products through their existing distribution networks.

We believe that the acquisition of the Deutscher Herold Group in Germany and Deutsche Bank's life insurance operations in Italy, Spain and Portugal, together with the cooperation arrangements pursuant to which we are the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Germany, Italy, Spain and Portugal and the preferred provider in Switzerland and Austria, will strengthen our position in this region.

The table below presents the distribution of our life insurance gross written premiums, policy fees and insurance deposits by geographic area in Continental Europe for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)(2)				Year Ended December 31,(1)(2)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Switzerland:								
Gross written premiums and policy fees	$1,790	52%	$1,602	62%	$2,653	54%	$2,573	55%
Insurance deposits	10	—	8	—	37	1	42	1
Total	1,800	52	1,610	62	2,690	55	2,615	56
Germany:								
Gross written premiums and policy fees	952	27	431	17	1,020	21	877	19
Insurance deposits	129	4	—	—	—	—	—	—
Total	1,081	31	431	17	1,020	21	877	19
Italy:								
Gross written premiums and policy fees	117	3	110	4	268	6	258	5
Insurance deposits	31	1	29	1	65	1	62	1
Total	148	4	139	5	333	7	320	6
Spain:								
Gross written premiums and policy fees	82	2	56	2	112	2	149	3
Insurance deposits	26	1	25	1	47	1	79	2
Total	108	3	81	3	159	3	228	5
Other:(3)								
Gross written premiums and policy fees	220	7	190	7	379	8	398	8
Insurance deposits	122	3	142	6	298	6	281	6
Total	342	10	332	13	677	14	679	14
Total:								
Gross written premiums and policy fees	3,161	91	2,389	92	4,432	91	4,255	90
Insurance deposits	318	9	204	8	447	9	464	10
Total	$3,479	100%	$2,593	100%	$4,879	100%	$4,719	100%

(1) The table above presents life insurance gross written premiums and policy fees by geographic area based on the location of the underwriting entity.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

(3) "Other" includes additional European countries and territories and intra-region eliminations.

The table below presents the distribution of our life insurance gross written premiums and policy fees by line of business in Continental Europe, as well as our total life insurance gross written premiums, policy fees and insurance deposits in Continental Europe for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,[1][2]				Year Ended December 31,[1][2]			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Individual:								
Single premiums	$ 530	16%	$ 292	12%	$ 725	16%	$ 600	14%
Periodic premiums	948	30	550	23	1,268	29	1,282	30
Total Individual	1,478	46	842	35	1,993	45	1,882	44
Group:								
Single premiums	687	22	688	29	1,257	28	1,268	30
Periodic premiums	887	28	785	33	1,044	24	978	23
Total Group	1,574	50	1,473	62	2,301	52	2,246	53
Accident, health and other	54	2	52	2	102	2	81	2
Policy fees on unit linked and other investment type products	55	2	22	1	36	1	46	1
Total gross written premiums and policy fees	3,161	100%	2,389	100%	4,432	100%	4,255	100%
Deposits	318		204		447		464	
Total, including deposits	$3,479		$2,593		$4,879		$4,719	

(1) All figures are stated before inter-segment and inter-region eliminations. Such inter-segment and inter-region eliminations are made for inter-company insurance transactions.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

Switzerland

We offer life insurance and savings products in Switzerland, including the Principality of Liechtenstein, through our Zurich Life and Geneva Life subsidiaries. In 2001, our Swiss life insurance operations accounted for $2.7 billion, or approximately 34%, of our consolidated life insurance gross written premiums and policy fees. Including insurance deposits of $37 million, our Swiss life operations accounted for approximately 15% of our consolidated life insurance gross written premiums, policy fees and insurance deposits in 2001.

Based on 2000 gross written premiums in Switzerland, we are:

- the third largest provider of life insurance, with a 13.0% market share
- the third largest provider of individual life insurance, with a 11.9% market share
- the third largest provider of group life insurance, with a 14.2% market share

The Swiss life insurance market, based on 2000 premiums, is the twelfth largest in the world and the seventh largest in Europe (including the United Kingdom), and accounted for approximately $19 billion, or 1.2% of life insurance premiums worldwide. Most of the life insurance policies in Switzerland are participating policies. We distribute bonuses to customers based on our results and taking into consideration the demands of the marketplace. Surpluses are transferred to a bonus reserve. Individual policyholder bonuses are declared out of this reserve, which usually allows us to keep the bonus levels relatively stable. However, due to the current downturn in the equity markets, we reduced the bonuses to policyholders in 2001 and 2002.

We offer both individual and group life insurance and savings products in Switzerland. In 2001, group pension products accounted for approximately 75% of our Swiss life insurance gross written premiums, policy fees and insurance deposits, participating endowment and term life insurance products accounted for approximately 19%, annuities accounted for approximately 4%, unit linked products accounted for approximately 1% and health insurance accounted for approximately 1%.

Our individual life insurance policies consist primarily of periodic and single premium participating endowment policies, which are denominated in both Swiss francs and selected foreign currencies. We also sell term life insurance, immediate and deferred annuities and endowment-type products for children and young customers.

Group life insurance and pension products are heavily regulated in Switzerland. All Swiss companies are required to maintain occupational pension plans for all employees, subject to certain wage and age criteria. We offer products that meet the minimum legal requirements as well as more comprehensive pension plans.

We also offer tailored solutions for large companies that prefer self-administered solutions. These solutions include actuarial services and administration on a fee basis, investment services and reinsurance of risks. In addition, we offer risk pooling for multinational corporations. Under current Swiss law, a conversion rate of 7.2% must be used by Swiss insurance companies in the calculation and determination of pension payments to pension plan members who have attained pensionable age. The conversion rate is applied to an individual's accumulated benefit reserve upon retirement to determine his annual pension payments. There is currently a proposal under discussion to reduce conversion rates gradually over 10 to 15 years to 6.8%, starting in 2004 or 2006. Also, in the future, additional investment income or some cross subsidization between active employees and annuitants will likely be required to finance the conversion rates. In addition, the current guaranteed interest rates on Swiss pension products is 4%, which currently is higher than the risk-free investment return. There is currently a proposal under discussion to reduce the rate to between 3% to 3.25% from January 1, 2003, and a decision is expected by the government later in the year.

We distribute our life insurance products in Switzerland primarily through exclusive agents. Brokers and banks make up our remaining distribution channels. Group life insurance and savings products are also distributed through a team of professional salaried employee benefits consultants. Exclusive agents that sell both life insurance and non-life insurance products to private customers were the primary distribution channel for our new individual life insurance business in 2001. We view exclusive agents as a key competitive advantage against banks. We use direct marketing primarily for commodity-type products that do not need expert advice. We also have non-exclusive arrangements to write individual life insurance that is distributed through banks.

Germany

In 2001, our German operations accounted for $1.0 billion, or approximately 13%, of our consolidated life insurance gross written premiums and policy fees. German life insurance gross written premiums, policy fees and insurance deposits represented approximately 6% of our consolidated gross written premiums, policy fees and insurance deposits in 2001.

We believe that our acquisition of the Deutscher Herold Group in April 2002, together with our cooperation arrangements with Deutsche Bank pursuant to which we are the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Germany, will significantly increase our presence in Germany. See "—Material Contracts-Deutsche Bank Agreements" for a discussion of our principal agreements with Deutsche Bank. In 2001, the Deutscher Herold Group's German life insurance operations generated $2.3 billion in gross written premiums and policy fees, which are not included in our results for 2001. Bonnfinanz serves as a distribution channel and DGV primarily evaluates and sells property funds. Therefore, neither entity has insurance liabilities. Bonnfinanz, which has a sales force of approximately 1,200 agents is active primarily as a financial advisor of private clients, advising and selling both group and third party products, including investment funds, insurance, closed real estate funds, financing, health insurance and home savings products.

Including the premiums of the Deutscher Herold Group which we acquired in April 2002, we are:

- the fourth largest non-governmental provider of life insurance in Germany based on 2000 direct written premiums
- the second largest provider of unit linked policies in Germany based on 2000 gross written premiums

The German life insurance market, based on 2000 premiums, is the fifth largest in the world and the third largest in Europe (including the United Kingdom), and accounted for approximately $56.3 billion, or 3.7%, of life insurance premiums worldwide. The products sold in the German market still tend to be traditional ones. A strong emphasis is given to classical endowments as well as deferred and immediate annuities. The remaining products offered in Germany include term insurance and whole life insurance, although there is declining interest in whole life insurance products. Unit linked business became popular during the period when the capital markets were strong.

We offer endowment, whole life, term life, unit linked, credit life, long-term care, deferred and immediate annuities and disability insurance in Germany through our exclusive agents, brokers and direct marketing. Most of the traditional life insurance policies in Germany are participating policies. We recently redefined our market position in Germany to expand our activities to encompass the savings and pension markets. We focus on certain customer target groups, such as young singles and families, high net worth individuals, professionals and executives, and small- and medium-sized companies.

In 2001, individual life insurance accounted for approximately 82% of our German life insurance gross written premiums and policy fees, and group business accounted for approximately 17%. In 2001, exclusive agents accounted for approximately 54% of our new business in Germany, brokers accounted for approximately 30% and other sources, such as banks and direct marketing, accounted for approximately 16%.

Italy

We write life insurance business in Italy through our subsidiary, Zurich Investments Life. In 2001, Italy accounted for $268 million of our life insurance gross written premiums and policy fees and $65 million of insurance deposits. Individual products accounted for approximately 72% of our Italian life insurance gross written premiums and policy fees in 2001, and group products accounted for approximately 28%. Endowment policies accounted for the majority of the gross written premiums and policy fees from individual products in 2001. We also sell unit linked policies, annuities and term life insurance in Italy. Our exclusive agency network that sells both life insurance and non-life insurance products accounted for the majority of our 2001 life insurance direct written premiums. Our financial advisor network, brokers and other sources accounted for the remainder.

We acquired Deutsche Bank's life insurance operations in Italy in May 2002. Deutsche Bank's life insurance operations in Italy generated $12 million in gross written premiums and policy fees in 2001, which are not included in our results for 2001. As a result of the Deutsche Bank cooperation arrangements, we are now the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Italy.

Spain

We offer life insurance products and provide pension fund management and consulting in Spain through our subsidiary Zurich Vida, Cia de Seguros y Reaseguros. In 2001, Spain accounted for $112 million of our life insurance gross written premiums and policy fees and $47 million of insurance deposits. In Spain, traditional savings products, such as endowments and annuities, still represent the majority of the market. This is followed by unit linked products. In 2001, individual products accounted for approximately 70% of our gross written premiums and policy fees, and group life products accounted for 19% of our gross written premiums and policy fees, with other products accounting for the remainder. We acquired Deutsche Bank's life insurance operations in Spain in May 2002. These operations generated $260 million in gross written premiums and policy fees in 2001, which amounts are not included in our results for 2001. As a result of the Deutsche Bank cooperation arrangements, we are now the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Spain.

Others

We also write life insurance and asset accumulation business in Austria, Belgium, France, Luxembourg, the Netherlands and Portugal. In March 2002, we announced the disposal of our Polish life insurance operations. This transaction is subject to regulatory approval. In May 2002, we acquired Deutsche Bank's life insurance operations in Portugal. Their results are not included in our results for 2001. As a result of the Deutsche Bank cooperation arrangements, we are now the exclusive provider of insurance products to Deutsche Bank's retail and private banking customers in Portugal and the preferred provider in Austria.

UKISA

We offer life insurance, investment and pension products through multiple distribution channels in the UKISA region to individuals and group customers. In 2001, our UKISA life insurance operations accounted for $1.4 billion, or approximately 18%, of our consolidated life insurance gross written premiums and policy fees. Our UKISA life insurance operations also accounted for $4.8 billion of insurance deposits in 2001 and represented approximately 35% of our consolidated life insurance gross written premiums, policy fees and insurance deposits in 2001.

We are:

- the ninth largest life insurer in the United Kingdom, based on 2001 direct new business annual premium equivalent
- the largest unit linked life insurer in the United Kingdom, based on total unit linked assets in 2001

The table below presents the distribution of our life insurance gross written premiums and policy fees by line of business in the UKISA region, as well as our total life insurance gross written premiums, policy fees and insurance deposits in the UKISA region for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,(1)(2)				Year Ended December 31,(1)(2)			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Individual:								
Single premiums	$ 121	15%	$ 141	15%	$ 247	18%	$ 265	18%
Periodic premiums	186	24	184	19	381	27	369	24
Total Individual	307	39	325	34	628	45	634	42
Group:								
Single premiums	—	—	24	2	70	5	54	4
Periodic premiums	3	—	6	1	7	—	28	2
Total Group	3	—	30	3	77	5	82	6
Accident, health and other	26	3	31	3	63	5	79	5
Policy fees on unit linked and other investment type products	460	58	579	60	634	45	703	47
Total gross written premiums and policy fees	796	100%	965	100%	1,402	100%	1,498	100%
Deposits	2,357		2,131		4,777		4,648	
Total, including deposits	$3,153		$3,096		$6,179		$6,146	

(1) All figures are stated before inter-segment and inter-region eliminations. Such inter-segment and inter-region eliminations are made for inter-company insurance transactions.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

United Kingdom

Our UKISA region's life insurance operations are primarily in the United Kingdom, which accounted for 93% of the region's gross written premiums and policy fees in 2001. Unit linked policies accounted for approximately 87% of our 2001 U.K. statutory gross written premiums, policy fees and insurance deposits, and with-profits policies and other business accounted for approximately 13%. Reflecting market changes, our business in the United Kingdom has been shifting from life insurance and pension products to investment products. Retail investment products accounted for $340 million, or approximately 41%, of our U.K. new business annual premium equivalent in 2001. In addition, pension products accounted for approximately 40% of our 2001 U.K. new business annual premium equivalent and life insurance products accounted for approximately 19%.

The U.K. life insurance market, based on 2000 premiums, is the third largest in the world and the largest in Europe, and accounted for approximately $179.7 billion, or 11.8%, of life insurance premiums worldwide. We believe that the long-term and relatively complex nature of most life insurance, pension and investment products will allow advice-based channels, which constituted over 93% of the distribution of these products in 2001 in the U.K. market in general, to continue to dominate the market.

Although independent advice-based distribution dominates the U.K. market, we maintain flexible representation in other forms of distribution to take advantage of market developments. Our products are primarily marketed through the Zurich Advice Network, formerly known as the Allied Dunbar Franchise Network, and through direct marketing. In 2001, the Zurich Advice Network accounted for approximately 43% of our U.K. life insurance gross written premiums and policy fees, IFAs accounted for approximately 32% and other channels including direct marketing accounted for approximately 25%.

The Zurich Advice Network is our exclusive distribution force of approximately 3,500 self-employed franchisees in the United Kingdom. In 2001, the Zurich Advice Network accounted for $413 million of new business annual premium equivalent. We offer Allied Dunbar's full range of life insurance, investment and pension products as well as health care, mortgage and long-term products from third parties through the Zurich Advice Network. Furthermore, we offer access to leading external fund managers in addition to our Allied Dunbar and Threadneedle investment and pension products. We have recently added non-life insurance

products to the portfolio of products that members of the Zurich Advice Network can offer to their customers.

We believe regulatory changes regarding depolarization of the U.K. distribution system in 2003 will enable us to expand our customer proposition and facilitate increased agent recruitment and productivity. The polarization rules currently require employed staff or tied agents to advise on and sell the packaged products of only one company or group. IFAs, on the other hand, must advise on the whole range of packaged products offered by companies in the relevant sector. The FSA relaxed the polarization rules in March 2001 with respect to stakeholder pension schemes and direct offer financial promotions for packaged products (which include life policies other than pure protection policies, pensions, regulated collective investment schemes and investment trust saving schemes). Further relaxation of the polarization rules is expected following the publication in January 2002 of FSA Consultation Paper 121, "Reforming Polarization: Making the Market Work for Consumers," in which the FSA made a number of proposals for the reform of polarization which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors. The principal proposal made by the FSA in Consultation Paper 121 is that polarization *per se* be abolished. On abolition, existing tied agents would have to decide whether to continue with a tie to a single manufacturer, or to become multi-tied "distributors." These regulatory changes will lead to a rush to secure distribution. We believe our current business model leaves us well placed to take advantage of these changes.

Our new business and annual premium equivalent from the IFA channel in the United Kingdom was $360 million in 2001. Of the $360 million of new business annual premium equivalent in 2001, investment products accounted for approximately 59%, pension products accounted for approximately 34% and life insurance products accounted for approximately 7%.

Since the launch of the Zurich IFA Group in 1999, IFAs have had a single point of access to products and services from Allied Dunbar, Eagle Star, Allied Dunbar International, Zurich International Life, Sterling and Zurich Life. The Zurich IFA Group focuses on providing IFAs with convenient access to a wide array of our products and services through dedicated sales consultants. In addition, some specialist investment IFAs are supported by Threadneedle directly.

Consistent with our multi-channel distribution strategy, we continue to develop other distribution channels for our life insurance products in the United Kingdom. For example, Eagle Star (Consumer Direct) offers life insurance products through its call centers and the Internet. In addition, Zurich International Solutions serves two key markets, the offshore expatriate market and high net worth international investors.

We also have strategic ties with a number of third parties including Bristol and West p.l.c. whose customers can now receive a wide range of Zurich products.

Ireland

Our life insurance operations in Ireland provide a range of pension, investment and protection products through both broker and direct channels under the Eagle Star brand. We are the seventh largest life insurer in Ireland with a 6% market share based on 2001 new business annual premium equivalent. The Irish pensions market is dominated by brokers.

Rest of the World

Outside of North America, UKISA and Continental Europe, we offer life insurance products primarily in Chile, Argentina and Australia. In China we have a 10% shareholding in New China Life, a company with an unrestricted domestic license. The Rest of the World accounted for $587 million, or approximately 7%, of our consolidated life insurance gross written premiums and policy fees in 2001. The Rest of the World also accounted for $715 million of insurance deposits in 2001 and represented approximately 7% of our consolidated life insurance gross written premiums, policy fees and insurance deposits in 2001.

The table below presents the distribution of our life insurance gross written premiums and policy fees by geographic area in the Rest of the World for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,[1][2]				Year Ended December 31,[1][2]			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Latin America:								
Chile	$ 71	20%	$ 68	24%	$138	24%	$159	31%
Argentina	86	25	48	17	95	16	86	17
Other[3]	47	13	27	9	64	11	40	7
Total Latin America	204	58	143	50	297	51	285	55
Asia Pacific:								
Australia	37	11	36	12	78	13	67	13
Japan	29	8	58	20	84	14	66	13
Hong Kong	23	6	22	8	46	8	49	9
Taiwan	34	10	18	6	55	9	26	5
Other[4]	22	7	11	4	27	5	23	5
Total Asia Pacific	145	42	145	50	290	49	231	45
Total Rest of the World	$349	100%	$288	100%	$587	100%	$516	100%

(1) The table above presents life insurance gross written premiums and policy fees by geographic area based on the location of the underwriting entity and before eliminating inter-segment and inter-region and intra-region insurance transactions.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

(3) "Other" includes additional countries and territories in Latin America.

(4) "Other" includes additional countries and territories in Asia Pacific.

The table below presents the distribution of our life insurance gross written premiums and policy fees by line of business in the Rest of the World, as well as our total life insurance gross written premiums, policy fees and insurance deposits in the Rest of the World for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,[1][2]				Year Ended December 31,[1][2]			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Individual:								
Single premiums	$ 63	18%	$ 51	18%	$ 109	18%	$ 108	21%
Periodic premiums	166	48	77	26	181	31	155	30
Total Individual	229	66	128	44	290	49	263	51
Group:								
Single premiums	8	2	2	1	4	1	2	—
Periodic premiums	20	6	40	14	75	13	86	17
Total Group	28	8	42	15	79	14	88	17
Accident, health and other	54	15	80	28	126	21	101	20
Policy fees on unit linked and other investment type products	38	11	38	13	92	16	64	12
Total gross written premiums and policy fees	349	100%	288	100%	587	100%	516	100%
Deposits	346		305		715		627	
Total, including deposits	$695		$593		$1,302		$1,143	

(1) All figures are stated before inter-segment and inter-region eliminations. Such inter-segment and inter-region eliminations are made for inter-company insurance transactions.

(2) In accordance with our accounting policies, gross written premiums and policy fees do not include life investment product deposits collected from policyholders, which are shown separately.

Asset Management

In 2001, our asset management operations accounted for $1.6 billion of revenues and contributed a loss of $31 million to our consolidated operating income. In April 2002, we completed the sale of Zurich Scudder Investments (excluding Threadneedle) to Deutsche Bank. We subsequently sold our asset management businesses in Germany and Italy to Deutsche Bank in May 2002. In 2001, the operations sold to Deutsche Bank contributed $1.3 billion in revenues and a net loss of $79 million to our results. In May 2002, we also sold our asset management operations in Mexico. In addition, we have entered into cooperation arrangements with Deutsche Bank pursuant to which it shall be the preferred provider of asset management products to our customers in Switzerland, Germany, Italy, Spain, Portugal and Austria. As of June 30, 2002, Deutsche Bank managed 46% of our total investments, primarily in the United States and Continental Europe. See "—Material Contracts—Deutsche Bank Agreements" for a discussion of our principal agreements with Deutsche Bank.

We retained the Threadneedle asset management businesses in the United Kingdom and some small asset management businesses in Asia Pacific and Latin America. Threadneedle offers a wide range of investment services to third-party institutions and a family of retail funds to individual investors in the United Kingdom and some other Continental European countries. Threadneedle also manages the Group's own assets and a broad range of life and pension funds offered by our U.K. life insurance operations. Threadneedle contributed $197 million in revenues and $88 million to our consolidated operating income for the six months ended June 30, 2002 and had $72.7 billion of assets under management as of June 30, 2002. In 2001, Threadneedle contributed $275 million in revenues and $41 million to our consolidated operating income and, as of December 31, 2001, had $69.2 billion of assets under management.

Threadneedle funds are offered through Group proprietary channels, IFAs and other intermediaries in the United Kingdom and some other Continental European countries. Launched in 1997, the Threadneedle Investments Funds was the first family of funds structured as a multi-class Open-Ended Investment Company, or OEIC, to be offered in the United Kingdom. In 1998, Threadneedle closed its former Luxembourg fund range and launched its OEIC in Europe with a focus on Germany and Austria. Today, 32 sub-funds cover most major domestic and international asset classes. We also offer a number of fund-of-fund unit trusts.

The table below presents information on an adjusted basis reflecting only the Asset Management operations we retained as of and for the years ended December 31, 2001 and 2000.

	Year Ended December 31,	
	2001	2000
	($ in Millions) (Adjusted)	
Third party assets under management:		
Individual	$ 9,722	$ 7,999
Institutional	6,537	5,949
Total third party assets under management	$16,259	$13,948
Asset management fee income(1)	$ 280	$ 272
Total revenues	$ 350	$ 284
Operating income	$ 67	$ 59

(1) Our asset management fee income is primarily derived from third parties.

Farmers Management Services

Overview

Farmers is the Group's main market brand for personal insurance in the United States. Farmers Group, Inc. and its subsidiaries (collectively, the "Farmers Management Company"), which are owned by the Group, provide non-claims related management services to the Farmers P&C Group Companies and earn management fees based primarily on the Farmers P&C Group Companies' gross premiums earned. The Farmers P&C Group Companies consist of the Farmers Insurance Exchange, the Fire Insurance Exchange and the Truck Insurance Exchange (collectively, the "Farmers Exchanges") and each of their subsidiaries, as well as Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company and

Foremost Lloyds of Texas. The Farmers P&C Group Companies are not owned by the Group but by the policyholders of the Farmers Exchanges, Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company and the underwriters of Foremost Lloyds of Texas. The Farmers P&C Group Companies market and underwrite primarily personal automobile and homeowners' products to families as well as select commercial insurance products to small businesses through a network of exclusive direct writing agents, each of whom is an independent contractor, in 29 primarily western and mid-western states and through independent agents in 12 additional eastern states. The Farmers P&C Group Companies distribute Foremost products throughout the United States primarily through general and independent insurance agents, mobile home and recreational vehicle dealer agents and direct marketing.

The Farmers Management Company earns management fees based primarily on the gross premiums earned by the Farmers P&C Group Companies. In 2001, the Farmers Management Company earned $1.7 billion in management fees and other related revenue from the Farmers P&C Group Companies and contributed $812 million to our consolidated operating income. The Farmers Management Company also owns Farmers Life, which offers life insurance products through the Farmers P&C Group Companies' direct writing agency network. Further details on Farmers Life are included under "—Life Insurance Operations—North America Consumer."

Based on 2001 direct written premiums in the United States, the Farmers P&C Group Companies are:

- the fourth largest non-life insurer
- the third largest writer of automobile insurance
- the third largest writer of homeowner insurance

In addition, the Farmers P&C Group Companies were ranked in the top three in 16 states and the top ten in 24 states, based on 2001 direct written premiums. As of December 31, 2001, the Farmers P&C Group Companies had:

- consolidated assets of $14.9 billion
- surplus as regards policyholders of $3.5 billion
- more than 17 million policies in-force with approximately 10 million existing customers
- more than 14,000 direct writing agents and approximately 500 district managers

The table below shows the premiums of the Farmers P&C Group Companies and the corresponding management fees as well as other related revenue collected by the Farmers Management Company for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Farmers P&C Group Companies:				
Gross written premiums	$6,866	$6,296	$12,762	$11,800
Gross earned premiums	$6,362	$6,015	$12,363	$11,394
Farmers Management Company:				
Management fee revenue	$ 828	$ 778	$ 1,582	$ 1,492
Other related revenue	57	51	108	97
Total management fee revenue and other related revenue	$ 885	$ 829	$ 1,690	$ 1,589

Farmers P&C Group Companies Premiums and Combined Ratios

For the year ended December 31, 2001, approximately 60% of the Farmers P&C Group Companies' gross written premiums was from automobile insurance policies, 24% was from homeowner policies and the remainder was primarily from commercial and specialty insurance policies.

The table below presents the Farmers P&C Group Companies' non-life insurance gross written premiums by product line for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,[1]				Year Ended December 31,[1]			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Automobile	$4,008	58%	$3,730	60%	$ 7,649	60%	$ 7,215	61%
Fire and other personal property	2,131	31	1,906	30	3,852	30	3,452	30
Commercial multi-peril	310	5	268	4	557	5	508	4
Workers' compensation	213	3	239	4	410	3	379	3
Other	204	3	153	2	294	2	246	2
Total	$6,866	100%	$6,296	100%	$12,762	100%	$11,800	100%

(1) The Farmers P&C Group Companies' premiums are presented in accordance with statutory accounting practices.

The table below shows the combined ratio by product line for the Farmers P&C Group Companies for the six months ended June 30, 2002 and 2001.

	June 30,	
	2002	2001
Automobile	97.7%	109.5%
Fire and other personal property[1]	108.5%	143.3%
Commercial multi-peril	107.4%	115.2%
Workers' compensation	111.1%	122.9%
Medical malpractice	125.1%	129.4%
Specialty	95.3%	101.1%
Total	108.6%	119.5%
Total, excluding mold and earthquake costs[2]	102.2%	118.1%

(1) Excludes mold claims, which would have added 4.7 and 0.8 percentage points to the Farmers P&C Group Companies' combined ratio for fire and other personal property lines for the six months ended June 30, 2002 and 2001, respectively.

(2) The total combined ratio for the Farmers P&C Group Companies including mold and earthquake costs was 108.6% and 119.5% for the six months ended June 30, 2002 and 2001, respectively. In addition to mold-related costs set forth in the prior footnote, earthquake costs added 1.7 and 0.6 percentage points to the Farmers P&C Group Companies' combined ratio for the six months ended June 30, 2002 and 2001, respectively.

Farmers Management Company Management Fees and Other Related Revenue

The Farmers Management Company is contractually permitted to receive a management fee which is a percentage of the gross premiums earned by the Farmers P&C Group Companies. In order to enable the Farmers P&C Group Companies to maintain appropriate capital and surplus while offering competitive insurance rates, the Farmers Management Company has historically charged a management fee lower than permitted under the subscription agreements signed by the Farmers Exchanges' policyholders. It has been able to do this while maintaining appropriate profit margins through enhanced operating efficiencies. The range of fees has varied by line of business over time and from year to year. During the past five years, aggregate management fees averaged between 12% and 13% of gross premiums earned by the Farmers P&C Group Companies. The Farmers P&C Group Companies have reported a growing volume of premiums which has generated a corresponding rise in the Farmers Management Company's management fee income. Gross premiums earned by the Farmers P&C Group Companies and management fee revenues for the last two years are shown in the table above.

The Farmers Management Company also offers individuals and businesses purchasing insurance from one or more members of the Farmers P&C Group Companies and Farmers Life the opportunity to combine premiums due under multiple policies into a single periodic payment. For this service, the Farmers Management Company collected service fees totaling approximately $92 million in 2001 and generated net income of approximately $20 million for the year.

Business

Farmers Management Company, the Farmers P&C Group Companies and Farmers Life (collectively, the "Farmers Companies") operate using federally registered trade names, including Farmers Insurance Group of Companies®, Farmers Insurance Group® and Farmers®. The Farmers P&C Group Companies and Farmers Life share a common network of direct writing agents and district managers (collectively, the "Farmers Agency Force"). The Farmers Companies distribute their respective insurance products primarily in a 29-state core territory (mainly in western and midwestern states) through the Farmers Agency Force. In 1999, the Farmers Management Company and the Farmers P&C Group Companies expanded operations into 12 new eastern states and entered into new speciality lines of business, such as recreational products. This was a result of the Farmers Management Company's merger with Zurich Insurance Company and was accomplished with the assistance of Zurich Personal Insurance employees, who became employees of either the Farmers Management Company or the Farmers P&C Group Companies as of January 1, 2000. The distribution of Farmers Companies' products in these 12 eastern states is accomplished through a network of more than 900 independent agents, many of whom have established books of business.

Additionally, in 2000, the Farmers Exchanges' acquisition of Foremost Corporation of America and its subsidiaries ("Foremost") enabled the Farmers P&C Group Companies to increase their presence in the speciality homeowners market and enabled the Farmers Agency Force to distribute Foremost products. Foremost writes insurance throughout the United States, particularly in southern and southwestern states. Foremost is a prominent writer of insurance for manufactured homes, recreational vehicles and other speciality lines. Foremost's insurance products are primarily offered through three distribution channels: general and independent agents, mobile home and recreational vehicle dealer agents and direct marketing. To finance the acquisition of Foremost, Farmers Life and the Farmers Management Company purchased an aggregate of $370 million in surplus notes from the Farmers Exchanges. These surplus notes have a maturity of 10 years.

As of December 31, 2001, the Farmers Agency Force consisted of more than 14,000 direct writing agents and approximately 500 district managers, each of whom is an independent contractor. The size, efficiency and scope of this agency force have made it a major factor in the Farmers Companies growth. Each direct writing agent is required to first submit business to the insurers of the P&C Group Companies and Farmers Life within the classes and lines of business written by such insurers. To the extent that such insurers decline such business, or do not underwrite it, the direct writing agents may offer the business to other insurers.

The Farmers Agency Force markets to family accounts and small businesses. It leverages these relationships using an extensive portfolio of products to increase the number of policies per household or account. The Farmers P&C Group Companies' existing relationships with nearly 10 million customers provide a potential opportunity for future growth in policies-in-force and life insurance sales. Higher retention rates and profitability are expected to be achieved on business written with households having multiple policies.

Structure

Our subsidiary, the Farmers Management Company, provides management services to the Farmers P&C Group Companies and earns management fees based primarily on their gross premiums earned. Since we do not own the Farmers P&C Group Companies, their underwriting results do not directly affect us. This is in contrast to a typical non-life insurance holding company, which depends on dividends from owned and operated subsidiaries, that are subject to fluctuations in underwriting results. However, as management fees comprise a substantial portion of the Farmers Management Company's revenue, the ongoing financial performance of the Farmers Management Company depends on the Farmers P&C Group Companies' efficiency, financial strength and volume of business written.

The Farmers Management Company acts as exclusive attorney-in-fact for the Farmers Exchanges, appointed as such in subscription agreements executed by each insured of the Farmers Exchanges. References to attorney-in-fact, as applicable, are to Farmers Group Inc., d.b.a the Farmers Underwriters Association (attorney-in-fact of Farmers Insurance Exchange), Fire Underwriters Association (attorney-in-fact of the Fire Insurance Exchanges), or Truck Underwriters Association (attorney-in-fact of Truck Insurance Exchange). Each Farmers Exchange is organized as an inter-insurance exchange. An inter-insurance exchange is an organization under which subscribers exchange contracts with each other. The exchange is the insurer and the subscribers are the insureds. An exchange uses a separate third party to issue contracts on behalf of subscribers and to otherwise provide services on behalf of subscribers. This third party is an attorney-in-fact

appointed by the subscribers in the subscription agreement. The appointment and the provision of services by the attorney-in-fact are provided for in the sections of the California Insurance Code which describes the organization of an inter-insurance exchange. As a condition to the issuance of the insurance policy, each individual subscriber of the Farmers Exchange appoints the Farmers Management Company as its exclusive attorney-in-fact.

As attorney-in-fact, the Farmers Management Company provides management services for the non-claims-related part of the Farmers P&C Group Companies' business. These management services include selecting risks, preparing and mailing policy forms and invoices, collecting premiums and performing certain other administrative and managerial functions. For such services, the Farmers Management Company earns management fees based primarily on the gross earned premiums of the Farmers P&C Group Companies. The Farmers P&C Group Companies are responsible for their own claim functions, including the settlement and payment of claims and claims adjustment expenses. The Farmers P&C Group Companies are also responsible for the payment of commissions and bonuses for agents and district managers, as well as their premium and income taxes.

The relationship between the Farmers Management Company and the Farmers Exchanges is further clarified by three identical "Exchange Agreements" among (A) one of Farmers Insurance Exchange, Fire Insurance Exchange or Truck Insurance Exchange, (B) one of Farmers Group, Inc. d/b/a Farmers Underwriters Association, Fire Underwriters Association or Truck Underwriters Association, each referred to as the Attorney, and (C) Farmers Group, Inc., and other Group companies. These agreements clarify the relationship between the parties and their mutual rights and obligations. In particular, the parties have agreed upon the fiduciary duties of each Attorney towards the respective Farmers Exchange as its attorney-in-fact, the authority of the respective Board of Governors of each Farmers Exchange with regard to financial supervision, approval of terms and conditions of the Farmers Exchanges' insurance and reinsurance policies as well as their investment and reinvestment of reserves, the use of reasonable efforts to attain and maintain a certain level of credit agency rating to the extent permitted by applicable law, the use of the Farmers P&C Group Companies' agency force and the use of the "Farmers" name.

Capital Markets & Banking

Our Capital Markets & Banking segment includes our operations in retail and investment banking and capital markets. This segment contributed $1.0 billion in total revenues and $153 million in operating income in 2001 to our consolidated results. ZCM is the most significant operation in this segment, accounting for $847 million of total revenues in 2001, or 83%, of the segment's total revenues in 2001.

The table below presents the revenues and assets for Capital Markets & Banking for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Revenues net of interest expense	$ 204	$ 275	$ 673	$ 592
Total assets	$15,557	$11,507	$13,744	$ 9,383
Debt related to capital markets & banking and risk financing activities	$ 7,124	$ 5,593	$ 6,111	$ 3,583
Shareholders' equity	$ 621	$ 601	$ 624	$ 627

ZCM

Formed in 1997, ZCM serves a global clientele, principally investor-based, that includes financial institutions, private banks, investment managers and high net worth individuals. As a leading provider of innovative products and services, ZCM offers clients asset management services through a variety of fund products, structured products that customize the risk and return characteristics of investments to satisfy investor risk preferences and administrative services for alternative asset investors. ZCM has a fully integrated product offering that capitalizes on its expertise in asset management, product structuring, risk management and hedge fund operations. ZCM has developed a market leadership position through its alternative investment expertise derived from its relationships with over 600 funds and by providing its clients with quality service and product breadth and flexibility.

The table below presents certain financial information regarding ZCM for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Revenues net of interest expense	$ 145	$ 200	$ 547	$ 451
Total assets	$13,137	$ 9,724	$11,752	$ 8,751
Debt related to capital markets & banking and risk financing activities	$ 6,787	$ 5,142	$ 5,763	$ 3,158
Shareholders' equity(1)	$ 210	$ 235	$ 256	$ 189

(1) Shareholders' equity is presented prior to intercompany eliminations.

ZCM conducts its business within four major operating companies: Zurich Capital Markets Inc., ZCM Matched Funding Corp., Zurich Bank and Zurich Capital Markets Asia Limited. Zurich Insurance Company has provided Zurich Capital Markets, Inc., ZCM Matched Funding Corp. and Zurich Bank each with a $3 billion surety bond. In addition, each entity has received the unlimited joint and several guarantees of Zurich Financial Services and Zurich Group Holding. Zurich Capital Markets Asia Limited receives the unlimited guarantee of ZCM Matched Funding Corp. as well as the joint and several unlimited guarantees of Zurich Financial Services and Zurich Group Holding.

With offices in New York, London, Dublin, Sydney, Hong Kong and Tokyo, ZCM is able to offer its products and services to a global investor base.

ZCM engages in three principal business activities: Asset Management, Structured Products and Structured Finance.

Asset Management. Leveraging upon ZCM's expertise and extensive relationships with hedge funds, ZCM has developed a suite of alternative investment fund products for its clients. Currently ZCM has in excess of $2.0 billion in assets under management through a variety of fund products. ZCM's revenues from the asset management business are derived from both management fees and fund performance based fees.

Structured Products. ZCM's structured products are designed to modify the risk and the return characteristics of investment products to satisfy the risk preferences of its clients. ZCM offers products that reduce the riskiness of investments by offering principal protection and products that increase the risk profile of investments by providing customized leverage. ZCM's structured product revenues are derived from origination and structuring fees as well as fees that compensate ZCM for any risk transfer inherent in its products. ZCM's risk exposures from these structured products are mitigated by both its initial and ongoing review process and through protective deleveraging mechanisms that are included within the structure. ZCM can further reduce its risk exposure generated from its leveraged products through the securitization and sale of the pools of hedge fund collateralized loans.

Structured Finance. ZCM's Structured Finance activities consist of the design and execution of investment and funding products for financial institutions and insurance companies as well as principal finance transactions. ZCM offers products which utilize a principle of assets matching, and ensure that our employed principal is not put at risk. The average credit quality of our credit exposure is at a rating level of "AA".

ZCM has developed a risk management framework that provides an analysis of the organization's overall risk stemming from its current book of business as well as the incremental risk resulting from new transactions and businesses. Incremental risk is controlled by subjecting new transactions to both a quantitative and qualitative analysis that is performed at the direction of ZCM's Commitments Committee. Transactions that exceed the size and maturity limits set forth in the Group's Risk Policy Manual are subject to prior authorization by our Group Finance Council. Existing portfolio risk is monitored daily through a variety of quantitative measures including VAR and stress testing. The VAR methodology used by ZCM is a Monte-Carlo simulation that captures foreign exchange, interest rate, equity and commodity price risks. The Monte-Carlo VAR methodology allows the aggregation of different risk factors by way of a variance-covariance matrix calculated from historical time series of data.

As of June 30, 2002, ZCM managed $5.1 billion of loans and derivatives collateralized or hedged by $10.8 billion of assets. ZCM's use of strictly enforced guidelines, loan to value limits and long-term guarantees allow for timely liquidation when necessary.

Other Capital Markets & Banking Operations

Our other capital markets operation is Rüd, Blass & Cie, a Swiss private bank specializing in securities trading, investment counseling and asset management for both institutional and private customers. It is an important trader for Swiss franc-denominated bonds and medium-term notes. As of December 31, 2001, it had approximately $4.1 billion in third party assets under management.

Our retail banking operations are conducted through Zurich Invest Bank in Switzerland and Dunbar Bank in the United Kingdom.

Zurich Invest Bank focuses on basic investment and savings solutions for a broad base of customers. Since the beginning of May 2001, Zurich Invest Bank has also offered a vested benefits account for transferable capital accumulated in occupational pension funds. While more than two-thirds of the funds invested with Zurich Invest Bank have come in through our network of representatives, customers can also manage their assets and initiate transactions from home through the Internet, telephone, fax or mail. The Zurich Invest Bank Contact Center is also available to our customers toll-free for advice and assistance. Gross inflows of new assets at Zurich Invest Bank in 2001 reached $572 million mainly due to savings accounts. By the end of 2001, Zurich Invest Bank had attracted $850 million of assets under management from approximately 80,000 customers.

Dunbar Bank is primarily engaged in property lending activities and provides some services to our U.K. life insurance customers. It has a branch in London and has six branches throughout the rest of the United Kingdom. It offers a range of investment products through our U.K. distribution channels. As of December 31, 2001, Dunbar Bank had assets under management of $861 million.

Centre

Centre offers a broad range of customized insurance, reinsurance, structured finance and risk management programs. These unique programs, which frequently combine elements of insurance and other financial services, are designed to improve financial ratings, increase cash flow, increase borrowing capacity, protect against event risk, transfer legacy reserves, optimize project financing or leasing activities and enable and enhance the closing of financial transactions. Centre's customers and its resulting transaction portfolio are well diversified by geography, line of business and size. Established in 1988, Centre operates in 11 locations around the world and is a global enterprise. Centre's total revenues for 2001 were $1.8 billion and it contributed $93 million to our 2001 consolidated operating income.

Through Centre, we provide innovative solutions to meet the risk and finance-based needs of our customers. Centre's approach is highly individualized to fit the unique objectives and circumstances of each particular customer. Centre creates and acquires asset and liability positions that are not generally available in the insurance or capital markets. Structured asset positions are assumed through various forms of credit enhancement and liability positions are assumed primarily through structured insurance and reinsurance programs in the life and non-life insurance markets.

The table below presents revenues and assets for Centre for the six months ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000.

	Six Months Ended June 30,		Year Ended December 31,	
	2002	2001	2001	2000
	($ in Millions)			
Gross written premium and policy fees	$ 784	$ 691	$ 1,187	$ 1,370
Total revenues	$ 862	$ 892	$ 1,796	$ 1,844
Assets	$11,275	$11,246	$10,538	$12,489

We provide financial solutions to our customers through several means, including:

- the commitment of funded or contingent capital
- underwriting reinsurance and insurance policies and other financial contracts that transfer risks from customers
- providing credit enhancements as substitutes for and improvements to traditional forms of capital and credit
- supplying direct capital investment
- serving as a counterparty for swaps, options and other financial instruments where this is the most effective solution to a complex capital or risk need

Our primary competitive advantages are our unique combination of expertise in insurance, banking and structured finance and our global operating platform. Our core business strategy is based on a thorough assessment of risk. It is supported by our experience and capacity to assume and manage significant risk and to structure capital efficiently. We do not compete on price, but on our ability to understand, structure and provide solutions to our customers.

Centre has participated in over 600 separate transactions since its formation. The table below presents a breakdown of Centre's new transactions by business segment for the year ended December 31, 2001.

	Percentage of Transactions for the Year Ended December 31, 2001
Non life insurance/reinsurance	29%
Collateralized debt obligations	25
Project finance	8
Real estate	13
Structured asset finance	13
Residual value insurance	8
Life insurance/disability	4
Total	100%

During 2001, Centre continued to demonstrate its ability to provide innovative solutions to its customers in a broad range of market segments. Centre expanded its activity in collateralized debt obligations by co-sponsoring a transaction for emerging market asset-backed securities and by participating in two of the first transactions to securitize European leveraged loans. The first private structured mortgage insurance program in Hong Kong was developed to support Standard Chartered Bank and we also concluded our first project finance transaction in Australia. In addition, Centre continued its activity in the structured insurance and reinsurance markets with several significant extensions and expansions of programs with long term customers. Centre expects to be more active in the current favorable non-life insurance market. In the structured asset finance market, Centre continued its focus on emerging and recovering asset classes.

Centre monitors each of its contracts separately and across its portfolio as a whole. Centre's underwriting process also produces projected cash flows that serve as the basis of an active asset-liability management program. Centre also monitors the effectiveness of the risk mitigation features in its contracts. Centre employs a modified mean-variance approach to asset-liability management ("ALM") in order to simultaneously capture the interest rate, credit, equity market and underwriting risks in both assets and liabilities. Centre's actuarial pricing models provide input for the liabilities, including expected cash flows as well as uncertainty associated with those cash flows. The objective of the ALM modeling is to optimize the risk-reward trade-off in a fair value framework. The modifications to traditional mean-variance modeling permit the inclusion of asymmetric behavior in both assets and liabilities, as observed in mortgage-backed securities or excess of loss reinsurance contracts, for example. The model produces investment benchmarks — customized indexes which are used as a reference point for managing the portfolio.

Reinsurance - discontinued

Our assumed third-party reinsurance business, historically operated under the Zurich Re brand, was divested by way of an initial public offering on the SWX Swiss Exchange and the New York Stock Exchange of the reinsurance business, re-branded as Converium, in December 2001. As a result of the IPO, we received

$2.0 billion and recorded a gain on disposal of $298 million after selling costs. We retained certain business, mainly pre-1987 business, which is in run-off. In addition, we provided Converium with certain indemnities, primarily relating to losses arising from the September 11th terrorist attacks. See "—Material Contracts—Converium Agreements" for a discussion of our ongoing contractual obligations to Converium. In 2001, the Reinsurance - discontinued segment (which included Converium's results until the IPO in December 2001) contributed $3.0 billion of gross written premiums and policy fees and a loss of $627 million to our operating income.

Corporate

The corporate segment covers our holding companies, financing companies and other head office entities. During 2001, the corporate segment contributed $359 million, or 1%, of the Group's total revenues. Its overall expenses, including other operating and administrative expenses of $725 million and interest expense on debt of $716 million, exceeded these revenues, resulting in an operating loss of approximately $1.4 billion.

The Corporate sector unifies those functions that support all our business divisions. The Corporate sector supports Group senior management and the Board of Directors as they coordinate the management of our cross-divisional businesses. The purpose of our Corporate sector is not to generate revenues, but to house those strategic functions that support Group senior management's overall responsibility for our business.

The Corporate sector is responsible for the following functions and their related expenses:

- Accounting
- Compliance
- Controlling
- Corporate Communications
- Corporate Development
- Corporate Risk Management
- Corporate Tax
- Economics Research
- Group Actuarial
- Group Audit
- Group Investments
- Group Treasury including Funding and Forex management for the Group
- Investor and Media Relations
- Legal and Board Secretarial

Continuing a process we began approximately three years ago with the realignment of our business divisions, we further streamlined the Corporate sector recently by seeking to allocate all business-related activities directly to the relevant business divisions.

Risk Management

Group Risk Management

We view risk management as one of our core focuses, covering not only underwriting and pricing, but also analyzing and addressing key business risks and asset risks. In order to address these risks, we have established our Zurich Risk Policy, which encompasses our approach to risks holistically.

Our Chief Risk Officer is in charge of Group-wide risk management. The Chief Risk Officer is responsible for, among other things, the development and maintenance of the Zurich Risk Policy. The Chief Risk Officer provides reports to the Chief Executive Officer and to the Audit Committee of the Board of Directors, which in turn reports to the full Board of Directors.

Under the Zurich Risk Policy, our risk management begins at the BU level with direct interaction and oversight at the Group Head Office level. Each BU is required to identify and manage significant local risks. In connection with the preparation of its annual business plan, each BU must conduct a risk profiling

analysis. This analysis is designed to identify and assess each BU's perceived future business risks from both a severity and probability perspective. Such risks include insurance underwriting risk, strategic investments risk, asset risk, credit risk, information technology risk and human resources risk. We use a qualified internal consultant, typically from Group Head Office, to ensure interactive and neutral analysis of the risks that are identified in the process. Each BU then prepares an action plan which is monitored on a quarterly basis by its chief executive officer and is incorporated into its business plan. Each local chief executive officer is assisted by a local risk manager and a local risk management committee. These local risk managers are expected to report any material, unresolved local risk issues or problems to the Chief Risk Officer. In addition, each Group Executive Committee member is responsible for monitoring the performance of his BUs against their action plans on a regular basis.

Group Risk Management is responsible for developing and implementing our Group-wide risk management policies and assessing and controlling risks and their aggregation across the Group. As part of this process, we perform a Group-wide total risk profiling analysis, based on the work done at the BU level. This process helps us to identify overall risks to the Group and prepare consolidated risk identification and assessment reports. We then prepare global plans to manage the risks, such as information technology security strategy, underwriting and pricing methods and reinsurer security guidelines. Implementation of these global plans is carried out by the appropriate Group Executive Committee member.

We manage our non-insurance businesses differently from a risk perspective. In particular, see "—Capital Markets & Banking" and "—Centre" for a discussion of our risk management policies for those segments.

Underwriting and Pricing

We regard underwriting and pricing as a core focus in our insurance operations. Underwriting is the process by which we identify, assess and manage our exposure risk, claims settlement risk and reserving risk for any particular risk. The Zurich Risk Policy defines our broad level underwriting policy, including the underwriting process, exposure concentration limits, emerging insurance issues and reserving and claims handling for our non-life insurance businesses. Each BU, however, is responsible for establishing and maintaining local underwriting and claims handling procedures consistent with our underwriting guidelines. Our goal is for our underwriters to utilize our various areas of expertise such as legal, actuarial and investment to properly understand, assess, price and execute policies in a manner appropriate to the nature of the risk.

Group Actuarial is responsible for assessing our non-life insurance reserve adequacy, deriving associated capital attribution formulae and developing pricing models. We have established a Group-wide pricing policy that outlines the general considerations for calculating prices to achieve profitability. We have also established specific considerations for portfolio-priced business, individually priced risk, and finite risk as part of the overall underwriting process. The local BUs are responsible for integrating Group-wide policies to determine actual pricing decisions. Depending on the type of business under consideration, internal actuarial and underwriting personnel either provide pricing tools for the underwriters, with continuing refinement and updating, or recommend prices directly to the underwriters. In some situations, we use pricing models that specify a particular pricing based on a number of risk factors. For portfolio-priced risk, Group Actuarial supports the BU in the application of generalized linear modeling using common software tools.

The Life and Financial Services Department (Life Actuarial) is responsible for establishing Group-wide financial and underwriting guidelines for our life insurance businesses and monitoring the financial performance of those businesses.

Natural Catastrophe Risk Management

Like other non-life insurers, we have exposure to natural catastrophic events such as windstorms (including hurricanes and tornadoes) and earthquakes. Any single occurrence of a natural catastrophe could generate losses under one or more of our insurance policies. In order to minimize the effects of such catastrophes, we monitor catastrophe risk characteristics to define an optimal tolerance threshold.

In order to quantify, measure and monitor potential losses due to natural catastrophes, we conduct an annual natural catastrophe risk quantification exercise which involves our non-life insurance BUs located in 16 countries where we are exposed to a geographic concentration of risk which primarily arises from exposure to windstorms and earthquakes. In this exercise, we view our exposure as the potential for claims invoking property coverage for buildings and their contents as well as consequential business interruption

claims. This process allows us to aggregate our risks and develop centrally-defined risk tolerance limits. As a result, we are able to monitor risk concentration and diversification on a global level.

Specifically, our annual natural catastrophe risk quantification exercise involves, among other things:

- identifying all the portfolios where property insurance policies provide coverage for windstorms and earthquakes in Australia, Belgium, Canada, Chile, Denmark, France, Germany, Indonesia, Italy, Japan, Mexico, the Netherlands, Portugal, Taiwan, the United Kingdom and the United States
- analyzing all individual BU portfolios using standardized third party models which estimate loss potentials for each peril stochastically
- aggregating the individual analyses and simulations and including all outbound reinsurance coverages and reinstatement costs
- reviewing our risk tolerance, taking into account multiple perils and multiple event occurrences, and then reporting on an individual and aggregate portfolio basis

Currently, under the Zurich Risk Policy, each BU must purchase from GRI, the division responsible for managing the reinsurance for our insurance operations, catastrophe reinsurance protection to the level of the estimated loss from any single event that is estimated to occur with an annual probability of 0.4% or greater based on current guidelines. The maximum allowable retained loss arising from any individual peril is 5% of a BU's statutory capital or risk-based capital, whichever is lower. Exceptions to the maximum retention limit policy, as well as for any external placement of reinsurance at the BU level, require specific Group Head Office approval.

At the Group level, we have established policies to limit estimated potential losses net of external reinsurance to specific percentages of our consolidated non-life insurance capital. On an ongoing basis, we evaluate the probability that the estimated potential loss from any individual peril event will exceed specified percentages of our consolidated capital using loss return periods of 100, 250 and 500 years.

Our estimated potential losses, using the category of U.S. windstorm as the key individual peril event, are $1.1 billion, or $279 million net of reinsurance, for a 100 year loss return period, $1.5 billion, or $562 million net of reinsurance, for a 250 year loss return period and $1.8 billion, or $843 million net of reinsurance, for a 500 year loss return period. Our estimated potential losses for California earthquakes are $942 million, or $155 million net of reinsurance, for a 100 year loss return period, $1.1 billion, or $190 million net of reinsurance, for a 250 year loss return period and $1.2 billion, or $216 million net of reinsurance, for a 500 year loss return period.

Reinsurance

In the normal course of business, we reinsure a portion of the risks that we underwrite in order to control our exposure to losses, stabilize earnings and protect surplus. Our reinsurance strategy, managed by GRI, is to coordinate the Group-wide purchasing of reinsurance in the most effective manner from reinsurers that meet the security standards established by our Corporate Reinsurance Security Committee. The members of the committee are the Chief Risk Officer, the Chief Group Reinsurance Officer, the Chief Credit Risk Officer and several BU representatives. We cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to such reinsurance. Reinsurance recoveries are subject to collectibility in all cases and to aggregate loss limits in some cases. Although the reinsurer is liable to us to the extent of the reinsurance ceded, generally we remain primarily liable as the direct insurer on all risks reinsured.

Our business is highly diversified, both in terms of the types of risks we underwrite and the location of risks. As a result, we utilize internal reinsurance to enable us to retain risks for which we have available capital at the Group level that we would otherwise have to reinsure externally because of capital and surplus requirements. GRI determines the amount that should be reinsured internally and the amount that should be ceded to third party reinsurers. GRI may cover all of a BU's reinsurance needs, may participate in programs with third party providers or cede all or a portion of a BU's risks to third parties. We have established risk retention guidelines in our Zurich Risk Policy. Using these guidelines, GRI determines our optimum retention levels for both individual risks and risks arising from the accumulation of exposures to losses of a catastrophic or unusual nature. GRI purchases external reinsurance for risks above these retention levels.

We monitor the financial condition of reinsurers on an ongoing basis, and review our reinsurance arrangements regularly. Most reinsurance arrangements are for an annual term or are reviewed annually.

Reinsurers are subject to constant review for changes in their status and a full review on an annual basis. In monitoring reinsurance, we review the adequacy of our reinsurance arrangements to ensure that they protect as fully as possible the exposures in any of our insurance company subsidiaries. We use external models to calculate our exposure to potential natural catastrophes, and a proprietary internal model to evaluate our exposure to multiple events. Our strategy is to seek reinsurers that represent the best combination of credit rating, capability and capacity. We publish internally a list of authorized reinsurers who have passed our security review process.

The Group is also currently considering structured reinsurance solutions, such as asset-backed securitizations of insurance portfolios up to a transaction amount of $500 million, which would give it the opportunity to redeem any such notes with Zurich Financial Services' registered shares (including newly issued registered shares) upon winding up of the structured reinsurance solution.

Each of our main reinsurance groups listed in the table of our main reinsurance groups below is rated A– or higher by S&P. As of December 31, 2001, substantially all of our treaty cessions by premiums were with reinsurers rated A– or higher. Remaining cessions were to insurers such as captives and government pools. The table below presents the percentage of our total premiums ceded and reinsurance assets by company rating as assigned by S&P for the year ended December 31, 2001. These S&P ratings are as of December 31, 2001. Since that time, some of these reinsurers have been downgraded.

Rating	Amounts Ceded	Reinsurance Assets
AAA	27%	30%
AA	23	25
A	10	16
BBB	2	2
BB	1	—
B	—	—
Unrated	37	27
Total	100%	100%

The table below presents the ratings assigned by S&P to our main reinsurance groups and the premiums ceded to them and their reinsurance assets for the year ended December 31, 2001.

Main Reinsurance Groups	Amounts Ceded	Reinsurance Assets	Company Rating[1]
	($ in Millions)		
The Hannover Re Group	$466	$1,403	AA
Swiss Re	393	994	AAA
Employers Reinsurance Group	392	1,109	AA+
Munich Re	266	842	AAA
General Reinsurance Group	172	751	AAA
Everest Re Group	143	339	A–
American International Group	91	248	AAA
Lloyds of London	81	163	A
AXA	80	—	AA
Converium	75	378	A+
XL Capital	74	308	A+
CNA	24	338	A–

(1) Since December 31, 2001, the counterparty credit rating of Swiss Re has been downgraded to "AA+" and the counterparty credit rating of AXA has been downgraded to "A+".

Our facultative placements, other than those with captive reinsurers of our major retail customers, are principally with the same reinsurers as listed above. We seek to limit the impact of credit risk on claims due from captive reinsurers by controlling the maximum exposures of the captive and securing collateral whenever possible.

As of June 30, 2002, we had $14.4 billion in reinsurance recoverables. Recoverability of amounts due from all our reinsurers is reviewed at least annually. We operate a credit watch system designed to give early warning of any deterioration in the claims paying ability of our reinsurers. A full review of our reinsurer credit exposure is undertaken annually.

Following the events of September 11, 2001, reinsurers have sought to exclude terrorism cover from policies. While we have had to agree to such exclusions in most cases, we have been able to secure protection in the key areas of property and workers' compensation. We have been able to put in place additional reinsurance coverage in the United States for acts of terrorism for $415 million of worker's compensation losses, with a retention of $135 million and $200 million of property losses, with a retention of $100 million. The combined actual retention will depend upon the mix of worker's compensation and property losses.

In addition, in certain territories, including the United Kingdom, some acts of terrorism are covered by state-backed reassurance portfolios.

Non-Life Insurance Loss and Loss Adjustment Expense Reserves

We are required by applicable insurance laws and regulations and IAS to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life insurance products and the run-off of our former third party reinsurance operations. These reserves represent the expected ultimate cost to settle all claims occurring prior to, but still outstanding as of, the balance sheet date. We establish our reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses and reserves for incurred but not reported, or IBNR, losses and loss adjustment expenses.

Our reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported non-life insurance claims and claims from the run-off of our former third party reinsurance operations, including legal and other expenses. We base such estimates on the facts available at the time the reserves are established. We generally establish these reserves on an undiscounted basis to recognize the estimated costs of bringing all pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. We consider historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes affect the ultimate cost of settlement and, as a result, our estimation of reserves. During the time between when a claim is reported and its final settlement, circumstances can change which may require established reserves to be increased or decreased. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and home repair materials and labor rates can substantially impact ultimate settlement costs. Accordingly, we review and re-evaluate claims and reserves on a regular basis. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set.

We establish IBNR reserves, generally on an undiscounted basis, to recognize the estimated cost of losses that have already occurred but about which we have not yet been notified. These reserves are established to recognize the costs that will be required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, we rely upon historical information and statistical models, based on product line, type and extent of coverage, to estimate our IBNR liability. We also use reported claim trends, claim severities, exposure growth, and other factors in estimating our IBNR reserves. We revise these reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing our reserves. Short-tail claims, such as for automobile property damage, are normally reported soon after the incident and are generally settled within months following the report. Long-tail claims, such as for bodily injury, pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatment for bodily injury claims and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail losses.

Since we do not establish reserves for catastrophic losses in advance of the occurrence of such events, these events may cause volatility in the levels of our incurred losses and reserves, subject to the effects of reinsurance recoveries. For further details on our catastrophic risk and reinsurance programs, see "—Risk Management."

We use a number of accepted actuarial methods to estimate and evaluate the amount of reserves recorded. The nature of the claim being reserved for and the geographic location of the claim influence the techniques used by our actuaries. Additionally, our Group Head Office actuaries perform periodic reserve

reviews of our BUs around the world. Following these reviews, we adjust our loss and loss adjustment expense reserves, where necessary.

During the six months ended June 30, 2002, the year ended December 31, 2001 and the year ended December 31, 2000, certain events occurred which affected our non-life insurance and reinsurance reserves, and which in turn significantly impacted our results for the period.

During the first half of 2002:

- The Group performed non-life insurance and reinsurance reserve reviews, utilizing data derived from recent experience and other data and considered the results of an independent actuarial study which was completed in August 2002. The independent actuarial study was conducted by Miller, Herbers, Lehmann & Associates ("MHL"). MHL's review covered 85% of our total net loss reserve liabilities and 95% of our reserve liabilities excluding Centre, as of December 31, 2001. MHL also conducted a separate review of our asbestos liabilities arising out of U.S. exposures as of December 31, 2001. MHL concluded that in its opinion, the Group held reserves that it reviewed, including the strengthening, are reasonable and above the midpoint of the range of reasonable reserves. As a result of these reviews, a charge of approximately $1.8 billion after tax (approximately $2.0 billion pre-tax), which is equivalent to 8% of our net reserves as of December 31, 2001, was recorded relating to adverse developments of risks insured in prior years, particularly for asbestos claims and in the United States for casualty specialty lines, as well as general liability, automobile and workers' compensation lines. The charge also reflected the effects of the changing risk profile of the Group following the Converium spin-off and the increasing focus on our core markets.

  As a consequence of this reserve strengthening exercise, our reserves are now above the mid-point of the reasonable range of possible outcomes, a view that is shared by MHL.

  The table below presents the distribution of this increase on a pre-tax basis. The charge for the covariance effect reflects the changing risk profile of the Group following the Converium spin-off and the increasing focus on our core markets.

	$ Millions
U.S. corporate exposures	$ 922
Covariance effect	400
Asbestos exposures	360
Continental Europe	270
Other	69
Total increase	$2,021

  Our U.S. corporate reserve strengthening affected both our North America Corporate non-life insurance unit and our Group internal reinsurance unit. Excluding asbestos-related increases, the table below presents the distribution of our U.S. corporate reserve increases by accident year.

	1999 and Subsequent Accident Years	1998 and Prior Accident Years	Total
		($ in Millions)	
North America Corporate	$193	$487	$680
Group internal reinsurance	—	242	242
Total U.S. corporate exposure increase	$193	$729	$922

During 2001:

- We incurred pre-tax losses of $807 million ($706 million after tax) from the September 11th terrorist attacks in the United States.

- Other reserves movements in 2001 included:

  - adverse developments in North America Corporate of $115 million;

  - the acquisition of Neckura in Germany, adding $64 million of reserves; and

  - additional reserves of $117 million for two judicial rulings in the United Kingdom. The first ruling reduced the Odgen discount rate for personal injury claims. The second ruling allows a

"no fee, no win" basis for the provision of legal services. As a result, the amount and number of claims in the United Kingdom has risen.

- The results of our third party assumed reinsurance operations, which have been disposed, deteriorated in 2001.

During 2000:

- Loss and loss adjustment expenses in our Reinsurance - discontinued segment increased by $333 million before tax as a result of deterioration in the North American non-life insurance treaty book of business and losses from London reinsurance market finite risk reinsurance treaties.

- In our Non-Life Insurance segment, we commuted a significant transaction with an unrelated counterparty in the London reinsurance market and, in our Reinsurance - discontinued segment, we commuted a significant transaction with an unrelated U.K. financial services group, in each case to take advantage of what we believed were favorable market conditions. The commutation in our Non-Life Insurance segment related to U.S. long-tail asbestos, pollution and health hazard business and liability risks and the commutation in our Reinsurance - discontinued segment related to U.K. domestic mortgage risks. Collectively, these commutations resulted in a gain of $183 million, which resulted primarily from the release of loss reserves, which were no longer required to meet the original, now commuted, liabilities. Under these commutation arrangements, we have been released from our prior contractual risks and responsibilities for the original insurance or reinsurance contracts in exchange for the payment of premiums. There were no other compensation arrangements under these commutations.

- The annual review of our overall non-life insurance loss reserves revealed that the accumulation of reserves established by our operating units did not take account of the effects of diversification of risk across the overall portfolio of the Group, and as such we reduced our reserves by $350 million before tax.

We believe, based on information currently available, that our loss and loss adjustment expense reserves as of June 30, 2002 are adequate to meet our non-life insurance and reinsurance liabilities. This analysis is based on, among other things, our experience with similar cases and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. Using the most current information, we regularly review and update our reserve estimates. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling our claims may exceed our existing loss and loss adjustment expense reserves. Any adjustments resulting from changes in reserve estimates are reflected in our current results of operations.

We have exposure to liabilities for asbestos-related and environmental pollution, or A&E, losses arising from the sale of commercial liability and multi-peril policies. Over the years, as the use of asbestos was banned by governmental entities and pollution policy exclusions became stronger, our potential exposure to these A&E losses has been substantially reduced. Therefore, most of the A&E loss reserves in our balance sheet relate to loss occurrences prior to 1990.

Total gross outstanding A&E loss and loss adjustment expense reserves as of December 31, 2001 amounted to approximately $2.9 billion and relate mainly to losses in the United States and the United Kingdom. Estimated amounts recoverable from reinsurers related to these A&E losses as of December 31, 2001 amounted to approximately $637 million. In the first half of 2002 we increased our reserves by $360 million.

Reserving for A&E claims is subject to a range of uncertainties that has historically been greater than those presented by other types of claims. Among the complications are a lack of historical data, long reporting delays and uncertainty as to the number and identity of insurers with potential exposure. In addition, there are complex, unresolved legal issuers regarding policy coverage and the extent and timing of contractual liability.

Despite the uncertainties, we believe that our A&E reserves are adequate on an undiscounted basis to cover both notified claims and losses yet to be reported as of June 30, 2002. As with other loss and loss adjustment expense reserves, we regularly review and update our A&E reserve estimates. In addition to internal reviews, we also review industry data as another reasonability test. Furthermore, we have used external consultants to supply additional information and estimates regarding potential loss development.

Group Investments

Our overall financial results are, in part, dependent upon the quality and performance of our internal investment portfolio. Net investment income and net realized capital gains accounted for 16% of our consolidated revenues for the six months ended June 30, 2002, 18% for the year ended December 31, 2001 and 24% for the year ended December 31, 2000. As of June 30, 2002, the carrying value of our investment portfolio was $155.9 billion.

Our core investment strategy is to focus on high quality, liquid securities and real estate. We have a long-term investment horizon, designed to match the duration and currency exposure of our underlying liabilities. Our approach to fixed income investments is to limit credit risk by concentrating on investments rated A or better and to limit interest rate risk within defined duration bands. With respect to equity investments, we focus on large established corporations with strong positions in their chosen markets. We seek to invest carefully in real estate, selecting properties in stable locations with quality construction. The following principles govern our investment process:

- we base our investment decisions on our long-term expectations and the investment needs of each of our BUs
- we contemplate strategic and tactical asset allocation, as our overall investment return is significantly driven by asset allocation
- we adapt our investment style and decisions to each local market in which we invest
- we frequently identify and monitor our investment risks
- we seek to apply our investment policy in a disciplined and consistent manner

By strategic allocation we mean the allocation of assets across classes. We allow BUs to invest in a range around the strategic allocation targets. We refer to these ranges as the tactical boundaries.

Consistent with our investment policy, we seek to match the currencies of our investments with our underlying liabilities. This helps reduce the effect of fluctuations in exchange rates on our profits at the local level by matching our foreign currency expenses with foreign currency income.

Our investment process begins with our Group Asset Liability Management and Investment Committees ("ALMC"), which are composed of our Chief Investment Officer, Chief Financial Officer, Head of Group Development & Analytics, Head of Corporate Risk Management and Senior Management of Group Investments. Its duty is to define and approve our Group-wide investment objectives and strategies as elaborated and recommended by Group Investment. Group Investments also oversees and manages the investment strategy implementation through our network of local investment functions and serves as a liaison between our local investment units and the Group Chief Investment Officer. Group Investments has powers reserved and takes part in all local BU investment or asset/liability management committees, as they have to be established according to our risk policy. These committees are composed of the BU's chief executive officer, chief financial officer, local chief actuary as well as representatives of Group Investments and of the portfolio manager. They define strategic asset allocations and tactical boundaries in accordance with the local business requirements and the Group-wide investment strategy. In addition they establish portfolio mandates for internal and external portfolio managers. The portfolio managers then manage the investment portfolio within the tactical boundaries granted within the portfolio mandates.

After the sale of Zurich Scudder Investments in April 2002, Deutsche Bank became our largest external asset manager managing approximately 46% of our total insurance assets as of June 30, 2002. Internal asset management is provided through a network of local investment functions with Threadneedle as our largest internal asset manager. See "—Material Contracts—Deutsche Bank Agreements."

We monitor the performance of all internal and external investment managers on a regular basis against recognized benchmarks and competitors in specific investment categories.

The table below presents the carrying value of our consolidated investment portfolios as of June 30, 2002 and 2001 and December 31, 2001 and 2000.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Fixed income securities	$ 90,616	58%	$ 69,387	57%	$ 69,732	56%	$ 73,250	58%
Equity securities	30,668	20	27,108	22	26,059	21	28,146	22
Investments held by investment companies	1,339	1	1,043	1	1,153	1	732	1
Investments in associates	897	—	902	1	833	1	1,181	1
Real estate	7,071	5	5,481	5	5,741	5	6,109	5
Mortgages	8,037	5	4,266	3	4,569	4	4,557	4
Policyholder collateral and other loans	6,822	4	3,045	2	5,746	5	3,335	3
Short-term investments	1,329	1	1,419	1	1,403	1	1,820	1
Other	9,155	6	9,300	8	8,412	6	6,349	5
Total investments	$155,934	100%	$121,951	100%	$123,648	100%	$125,479	100%

The table below presents our investment portfolios based on carrying value by segment as of June 30, 2002 and 2001 and December 31, 2001 and 2000.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$ 38,570	25%	$ 34,293	28%	$ 33,225	27%	$ 35,017	28%
Life Insurance	94,273	60	67,195	55	68,996	56	71,399	57
Asset Management	361	—	691	1	896	1	852	1
Farmers Management Services	1,643	1	1,680	1	1,595	1	1,586	1
Capital Markets & Banking	14,731	9	11,168	9	13,137	11	9,069	7
Centre	8,493	6	8,398	7	8,301	7	8,577	7
Reinsurance - discontinued	3,292	2	4,691	4	3,085	2	4,922	4
Corporate	10,862	7	9,307	8	7,694	6	8,442	7
Inter-segment eliminations(1)	(16,291)	(10)	(15,472)	(13)	(13,281)	(11)	(14,385)	(12)
Total	$155,934	100%	$121,951	100%	$123,648	100%	$125,479	100%

(1) Our segment investment portfolios include certain investments in affiliates in other segments. The inter-segment eliminations line eliminates those inter-segment investments.

The table below presents the class of investments in each of our segment investment portfolios as a percentage as of June 30, 2002 and December 31, 2001.

June 30, 2002	Non-Life Insurance	Life Insurance	Asset Management	Farmers Management	Capital Markets & Banking	Centre	Reinsurance - discontinued	Corporate	Inter-segment eliminations	Total
					(in Percent)					
Fixed income securities	55%	63%	4%	9%	8%	82%	6%	23%	7%	58%
Equities	17	17	14	9	47	5	2	7	—	20
Investments held by investment companies	—	—	—	3	—	—	—	11	—	1
Investments in associates	1	—	—	—	—	3	—	4	—	1
Real estate held for investment	5	4	49	6	—	1	—	3	—	5
Mortgage loans	2	7	—	—	9	—	—	—	1	5
Policyholder, collateral, and other loans	9	5	—	53	17	2	73	17	55	4
Other investments	—	—	—	4	7	—	—	1	—	1
Short-term investments	2	—	3	—	2	1	—	4	4	—
Cash and cash equivalents	9	4	30	16	10	6	19	30	33	5
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Total ($ in Millions)	$38,570	$94,273	$361	$1,643	$14,731	$8,493	$3,292	$10,862	$(16,291)	$155,934

December 31, 2001	Non-Life Insurance	Life Insurance	Asset Management	Farmers Management	Capital Markets & Banking	Centre	Reinsurance - discontinued	Corporate	Inter-segment eliminations	Total
	(in Percent)									
Fixed income securities	54%	62%	5%	5%	13%	79%	6%	21%	8%	56%
Equities	19	18	20	11	45	6	2	11	—	21
Investments held by investment companies	—	—	—	3	1	—	—	13	—	1
Investments in associates	1	—	—	—	—	3	—	4	—	1
Real estate held for investment	4	5	19	7	—	1	—	6	—	5
Mortgage loans	2	4	—	—	8	—	—	2	1	4
Policyholder, collateral, and other loans	10	5	2	56	15	2	74	14	58	4
Other investments	—	—	—	4	5	—	—	2	—	1
Short-term investments	2	1	12	—	1	2	2	1	3	1
Cash and cash equivalents	8	5	42	14	12	7	16	26	30	6
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Total ($ in Millions)	$33,225	$68,996	$896	$1,595	$13,137	$8,301	$3,085	$ 7,694	$(13,281)	$123,648

Fixed Income Securities

Our fixed income securities portfolio had a carrying value of $90.6 billion and represented 58% of our total investment portfolio as of June 30, 2002. We make investments in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and currency standards. We place an emphasis on investing in listed fixed income securities that are liquid. We attempt to match our fixed income securities with our insurance liabilities by duration and currency. Fixed income securities covering our life insurance liabilities vary in duration depending on the underlying mix of our business in a given market, but generally have a much longer average duration than those covering non-life insurance liabilities. In addition, to enhance our total return, we lengthen or shorten the duration of our fixed income portfolio depending on our expectations for interest rate developments.

The table below presents our fixed income securities portfolio based on carrying value by segment as of June 30, 2002 and 2001 and December 31, 2001 and 2000.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$21,343	23%	$18,275	26%	$17,744	26%	$18,712	26%
Life Insurance	59,419	66	40,325	58	42,817	62	43,335	59
Asset Management	13	—	49	—	46	—	48	—
Farmers Management Services	151	—	191	—	82	—	302	—
Capital Markets & Banking	1,176	1	2,653	4	1,737	2	1,380	2
Centre	6,947	8	6,689	10	6,550	9	6,756	9
Reinsurance - discontinued	185	—	2,328	3	192	—	2,414	3
Corporate	2,469	3	1,286	2	1,584	2	1,251	2
Inter-segment eliminations[1]	(1,087)	(1)	(2,409)	(3)	(1,020)	(1)	(948)	(1)
Total	$90,616	100%	$69,387	100%	$69,732	100%	$73,250	100%

(1) Our segment fixed income securities portfolio includes certain securities issued by affiliates in other segments. The inter-segment eliminations line eliminates those inter-segment securities.

The table below presents the composition of our fixed income securities portfolio based on carrying value as of June 30, 2002 and 2001 and December 31, 2001 and 2000.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Held-to-maturity	$ 1,009	1%	$ 660	1%	$ 733	1%	$ 711	1%
Available-for-sale:								
Swiss federal and cantonal governments	8,423	9	5,587	8	5,517	8	5,537	8
U.K. government	6,050	7	6,374	9	6,009	9	7,211	10
U.S. government	5,549	6	4,698	7	4,328	6	5,045	7
Other governments	14,697	16	11,710	17	11,665	17	12,356	17
Corporate debt securities	38,162	42	24,676	36	26,109	37	25,685	34
Mortgage and asset-backed securities	13,557	15	13,080	19	12,197	17	13,638	19
Redeemable preferred stocks	950	1	518	—	1,020	2	350	—
Trading	2,219	3	2,084	3	2,154	3	2,717	4
Total	$90,616	100%	$69,387	100%	$69,732	100%	$73,250	100%

The table below presents the composition of our fixed income securities portfolio (excluding securities classified as "Trading") based on carrying value by scheduled maturity as of June 30, 2002 and 2001 and December 31, 2001 and 2000.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Due in one year or less	$ 3,386	4%	$ 3,118	5%	$ 2,307	4%	$ 3,842	6%
Due after one year through five years	26,011	30	17,934	27	19,107	28	18,809	27
Due after five years through ten years	26,816	30	18,420	27	18,199	27	20,000	28
Due after ten years	18,627	21	14,751	22	15,768	23	14,244	20
Mortgage and asset-backed securities	13,557	15	13,080	19	12,197	18	13,638	19
Total	$88,397	100%	$67,303	100%	$67,578	100%	$70,533	100%

The Group monitors the credit ratings and industry composition of its fixed income investment portfolios on an aggregate basis. At June 30, 2002, the investment systems enabling such analyses for certain subsidiaries, almost entirely consisting of those recently acquired in the acquisitions of the Deutscher Herold Group and the Deutsche Bank insurance operations in Italy, Spain and Portugal, had not been integrated into the Group's systems. Accordingly, the investments held by those entities are not included in the following table. The fixed income portfolio of these subsidiaries is largely comprised of bonds issued by German state and local municipalities and therefore are not rated. If this portfolio were included in the tables below, the ratings and portfolio composition percentages would be different. However, based on our analysis of the investment portfolio using our internal rating system at the acquisition date, management believes these portfolios to be of a high quality.

Most of our fixed income securities are rated by S&P or Moody's or similar rating agencies. The table below presents the composition of our fixed income securities portfolio as of June 30, 2002 and 2001 and December 31, 2001 and 2000. The ratings consist of the lower of the rating assigned where available. Where none of these ratings is available, we attempt to assign an internal rating.

	As of June 30, 2002
	% of Total
AAA	61%
AA	17
A	13
BBB	6
BB and below	1
Unrated	2
Total	100%

The table below presents the composition of our fixed income securities portfolio based on carrying value by sector as of June 30, 2002.

	As of June 30, 2002
	% of Total
Governments and supranationals	45%
Financial institutions	21
Structured finance/asset-backed	20
Manufacturing	6
Utilities	2
Telecommunications	1
Chemicals and pharmaceuticals	1
Oil	1
Others	3
Total	100%

Equity Securities

Our equity securities portfolio had a carrying value of $30.7 billion and accounted for 20% of our total investment portfolio as of June 30, 2002. Our equity investments are actively managed and their performance is measured against local benchmarks. Substantially all of our portfolio consists of listed securities. We seek to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets, with restrictions on the maximum investment in any one equity security or equity sector set by reference to local benchmarks and insurance regulations. For the six months ended June 30, 2002 and the year ended December 31, 2001, we recognized impairment losses of $249 million and $674 million, respectively, in relation to our equity portfolio following the continued deterioration in global stock markets.

The table below presents our equity portfolio based on carrying value by segment as of June 30, 2002 and 2001 and December 31, 2001 and 2000.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Non-Life Insurance	$ 6,386	21%	$ 6,177	23%	$ 6,245	24%	$ 6,910	24%
Life Insurance	15,756	51	12,363	45	12,067	46	13,983	50
Asset Management	50	—	192	1	176	1	195	1
Farmers Management Services	151	1	239	1	168	1	242	1
Capital Markets & Banking	6,991	23	5,088	19	5,966	23	3,374	12
Centre	455	1	475	2	509	2	521	2
Reinsurance - discontinued	67	—	661	2	67	—	689	2
Corporate	812	3	1,912	7	862	3	2,233	8
Inter-segment eliminations[(1)]	—	—	1	—	(1)	—	(1)	—
Total	$30,668	100%	$27,108	100%	$26,059	100%	$28,146	100%

(1) Our segment fixed income securities portfolio includes certain securities issued by affiliates in other segments. The inter-segment eliminations line eliminates those inter-segment securities.

We have been reducing our allocation to equity securities, although the acquisition of Deutscher Herold in the first half of 2002 added $4.3 billion of equities to our portfolio. We intend to undertake a $4.0 billion orderly reduction in our equity portfolio, the timing of which will be based on market conditions.

Our economic exposure to equity investments is presented by stratifying our overall equity position along its main constituents. Equities have been categorized to separately show common stock including equity unit trusts in which we have full equity market risk exposure. The other categories are the common stock portfolios backing with-profits policyholder contracts, trading equity portfolios in our Capital Markets & Banking segment and fixed maturities, real estate and short term unit trusts accounted for as equities.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total Investments	$ Millions	% of Total Investments	$ Millions	% of Total Investments	$ Millions	% of Total Investments
Common stocks, including equity unit trusts	$ 18,468	12%	$ 17,033	14%	$ 14,908	12%	$ 20,123	16%
Unit trusts (fixed maturities, real estate and short term investments)	1,795	1	1,426	1	1,439	1	614	—
Common stock portfolios backing participating with-profits policyholder contracts	3,414	2	3,576	3	3,746	3	4,035	3
Trading equity portfolios in our Capital Markets & Banking segment	6,991	5	5,073	4	5,966	5	3,374	3
Total equities	$ 30,668	20%	$ 27,108	22%	$ 26,059	21%	$ 28,146	22%
Total investments	$155,934	100%	$121,951	100%	$123,643	100%	$125,479	100%

The table below presents the composition of our common stock portfolio as described above based on carrying value by sector as of June 30, 2002. The Group monitors the industry composition of its equity security portfolio on an aggregate basis. At June 30, 2002, the investment systems enabling such analyses for certain subsidiaries, almost entirely consisting of those recently acquired in the acquisitions of the Deutscher Herold Group and the Deutsche Bank insurance operations in Italy, Spain and Portugal, had not been integrated into the Group's systems. Accordingly, the investments held by those entities are not included in the following table. If the portfolio were included in the table below, the portfolio composition percentages would be different.

	As of June 30, 2002
	% of Total
Financial institutions	24%
Chemicals and pharmaceuticals	16
Manufacturing	14
Oil	9
Telecommunications	5
Utilities	3
Structured finance	2
Others	27
Total	100%

Real Estate

We seek to be very selective in our real estate investments, choosing properties which we believe to be in good locations with quality construction. As of June 30, 2002, we had $7.1 billion of investments in real estate, of which 79% were located in Continental Europe, 15% in the UKISA region and 6% in our remaining regions. Our real estate portfolio represented 5% of our total investment portfolio. We own an additional $1.5 billion in carrying value of property that we use for our own operations. Real estate held for investment consists of investments in commercial, residential and mixed-use properties, primarily located in Switzerland, the United Kingdom and Continental Europe. We transferred part of our Swiss commercial office real estate portfolio, with a carrying value in excess of $600 million to a new company called PSP Swiss Property AG, or PSP, at the end of 1999. In March 2000, we sold the majority of this company in an initial public offering on the SWX Swiss Exchange. As of June 30, 2002 we still hold 22% of PSP. In connection with the spin-off of Converium, we sold approximately $150 million of residential and commercial rental property located in Switzerland to Converium in 2001 and the beginning of 2002.

Mortgages, Policyholder Collateral and Other Loans

As of June 30, 2002, our mortgage, policyholder collateral and other loans totaled $8.0 billion and accounted for 5% of our total investment portfolio. The table below presents our portfolio as of June 30, 2002 and 2001 and December 31, 2001 and 2000.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Mortgage loans on real estate	$ 8,037	54%	$4,266	58%	$ 4,569	44%	$4,557	58%
Policyholder collateralized loans	1,487	10	1,222	17	1,233	12	1,282	16
Installment, collateralized and other loans	5,335	36	1,823	25	4,513	44	2,053	26
Total	$14,859	100%	$7,311	100%	$10,315	100%	$7,892	100%

Of our investments in mortgage loans on real estate as of June 30, 2002, 79% were held in Continental Europe, 18% in the UKISA region and 3% in the North America Corporate and Consumer regions.

Of our investments in policyholder collateralized loans as of June 30, 2002, 39% were held in the North America Corporate and Consumer regions, 53% in Continental Europe, 4% in the UKISA region and 4% in the Rest of the World region. Policy loans are frequently secured by individual life insurance policies or annuity policies and are generally contractual arrangements made under the policy.

Of our investments in installment, collateralized and other loans as of June 30, 2002, 35% were held in Continental Europe, 29% in the UKISA region, 27% in the North America Corporate and North America Consumer regions and 9% in the Rest of the World and Other regions.

Short-Term Investments

As of June 30, 2002, our investment portfolio included short-term investments with a carrying value of $1.3 billion. These investments represented 1% of our total investment portfolio. Our short-term investments portfolio includes investments in fixed-term deposits and fiduciary investments, some of which are restricted as to their use. These investments usually have maturities of between three months and a year.

Other Investments, including Cash and Cash Equivalents

As of June 30, 2002, our investment portfolio included $9.2 billion of cash, cash equivalents and other investments. These investments represented 6% of our total investment portfolio. The table below presents the composition of our other investments including cash and cash equivalents as of June 30, 2002 and 2001 and December 31, 2000 and 2001.

	As of June 30,				As of December 31,			
	2002		2001		2001		2000	
	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total	$ Millions	% of Total
Cash	$4,499	49%	$3,573	38%	$3,711	44%	$3,606	57%
Cash equivalents	3,241	36	4,529	49	3,520	42	1,661	26
Participation in investment pools	364	4	607	6	351	4	368	6
Options	295	3	203	2	297	4	247	4
Swaps	579	6	338	4	440	5	243	4
Other derivatives	177	2	50	1	93	1	224	3
Total	$9,155	100%	$9,300	100%	$8,412	100%	$6,349	100%

Our cash includes available funds on deposit at banks. Cash equivalents include short-term, highly liquid investments that are readily convertible to cash and are so close to their maturity that there is little risk of significant changes in their value.

Of our cash balance at June 30, 2002, $213 million was restricted as to its use. Of our cash equivalents balance at June 30, 2002, $236 million was restricted as to its use.

Alternative Investments

We invest in certain alternative investments, primarily private equity funds and hedge funds. For this purpose, alternative investments are defined as passive, structured investments in private equity, as well as hedge funds (generally in the legal form of limited partnerships) managed by third-party and affiliated investment managers. Our Board of Directors has directed that our total exposure to alternative investments should not exceed 5% of total assets.

Our exposure to alternative investments, including strategic private equity investments, as of June 30, 2002 was approximately $5.5 billion. This figure represents the sum of the fair market value of invested capital and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments as of June 30, 2002 was approximately $2.8 billion, of which $1.2 billion is cancelable.

The table below presents the composition of our alternative investment portfolio based on carrying value by type of investment as of June 30, 2002.

	As of June 30, 2002	
	$ Millions	% of Total
Fund of funds and private equity funds	$2,029	75%
Direct investments	627	23
Hedge funds	28	1
Others	39	1
Total	$2,723	100%

Our largest alternative investments are in partnerships managed by Capital Z and Gresham Trust. Our Capital Z investments are comprised of an investment in a private equity partnership and an investment in two global, diversified fund-of-funds partnerships. The private equity partnership, Capital Z Financial Services Fund II, L.P. ("CZF2"), invests primarily in financial services and healthcare services companies. The fund-of-funds partnerships, Capital Z Investments, L.P. ("CZI") and Capital Z Investments II, L.P. ("CZI2"), invest primarily in hedge funds and private equity funds. All operations of CZF2, CZI and CZI2 are managed by Capital Z. As of June 30, 2002, the value of our investment in CZF2 was approximately $360 million and in CZI and CZI2 was approximately $1.1 billion. As of June 30, 2002, our remaining commitment to CZF2 was approximately $69 million and to CZI and CZI2 was approximately $1.9 billion. The Group holds an option-after January 2003 to reduce its commitment to CZI2 from $1.5 billion to $750 million, which the Group intends to exercise. See "—Material Contracts—Capital Z Partnership Agreements."

Gresham Trust primarily invests in the equity of privately held U.K. middle-market firms. As of June 30, 2002, the value of our investments managed by Gresham Trust was approximately $277 million and our remaining commitment to Gresham Trust was approximately $613 million. In September 2002, we entered into an agreement with the management of our subsidiary, Gresham Trust, whereby they will form a new private equity management company independent of the Group. The agreement will take effect after an interim period, assuming certain conditions are met. The agreement will reduce our remaining commitments to Gresham Trust-managed funds from $613 million to $69 million. In addition, we will commit $115 million to a new Gresham Trust-managed fund. As a result, our total remaining commitment to Gresham Trust-managed funds will be $184 million.

As of June 30, 2002, the value of our other alternative investments was approximately $956 million and our remaining commitments to these other investments was approximately $235 million.

Legal Proceedings

Except as set forth below, neither we nor any of our subsidiaries are or have been involved in any legal or arbitration proceedings nor, so far as we are aware, are any such proceedings pending or threatened by or against us or any member of the Group, which may have, or which have had during the period of twelve months immediately preceding the date of this offering memorandum, a significant effect on the financial position of the Group. In addition, in the ordinary course of our insurance activities, we are routinely involved in legal or arbitration proceedings with respect to liabilities which are the subject of policy claims. These liabilities are taken into account in setting our technical reserves and as a result such proceedings are not set out below.

Certain companies within the Group are engaged in the following material legal or arbitration proceedings:

- On December 30, 1998, Zurich Insurance Company ("ZIC") and its subsidiary, Agrippina Versicherung AG ("Agrippina"), were joined with 27 other European insurers in an action brought in the U.S. District Court for the Southern District of New York by certain named plaintiffs purporting to represent a worldwide class of policyholders and beneficiaries of life and other types of insurance policies seized by the defendants during World War II from the plaintiffs. By order of December 8,

2000, the judge dismissed the complaint against most defendants, including Agrippina, based on the German Foundation Initiative. Five named plaintiffs filed an amended complaint (the Schenker Class Action) on January 26, 2001 and a corrected amended complaint on April 30, 2001 against the remaining defendants, including ZIC, and against new defendants Zurich Financial Services and Zurich Life Insurance Company. The Zurich and Generali defendants remain the only defendants after motions to dismiss were granted in favor of Winterthur Leben and Basler on July 11, 2002. Zurich's and Generali's motions as to forum non-conveniens were denied by order of September 25, 2002. The Zurich defendants filed a motion for reconsideration or re-argument on October 9, 2002. No specific amount has been claimed against us.

- In 1988, the Herold Group with its holding company, Deutscher Herold Aktiengesellschaft, formerly named Versicherungsholding der Deutschen Bank AG, was restructured and transferred its entire life insurance business, with the approval of the German supervisory authority for the insurance industry (*Bundesaufsichtsamt für das Versicherungswesen* ("BAV")), to a newly set up subsidiary, Deutscher Herold Lebensversicherungs-AG ("DHL"), formerly named Deutscher Herold Neue Lebensversicherungs-AG.

  A policyholder supported by the consumer protection organization "*Bund der Versicherten*" (Association of Insured Persons) raised a protest against the approval of the BAV, contesting this transfer. In the course of this so-called "*Widerspruchsverfahren*" (protest procedure), Deutscher Herold Aktiengesellschaft concluded a contract under public law with the BAV which essentially provided that, in the event of Deutscher Herold Aktiengesellschaft's remaining holdings being disposed of, any persons insured by DHL both at the time of the transfer and at the time of the disposal were to participate in the exceptional return on capital amounting to 90% of the value of their respective mathematical reserves. Once this contract was concluded, the protest of the policyholder was dismissed. The German Federal Administrative Court turned down an action against the dismissal of the protest in January 1994, upon which the policyholder filed a petition with the German Federal Constitutional Court in January 2002; five further petitions were simultaneously served upon other German insurance companies. A ruling by the German Federal Constitutional Court is not expected before the end of 2002. No amount has been claimed. The claim filed constitutes an action for declaratory judgment.

- There are two lawsuits pending before U.S. courts in connection with coverage under policies underwritten by Home Insurance Company ("Home"), which is not a Group company but of which our subsidiary manages the voluntary run-off. As a consequence of certain contractual arrangements, our subsidiary Risk Enterprise Management became responsible for the management of Home's voluntary run-off. Certain companies within the Group entered into a reinsurance contract, guaranteed investment return swap agreements and renewal rights agreements with Home. Neither ZIC nor any other companies within the Group assumed Home's liabilities. As a result, ZIC is opposing all lawsuits that seek to impose liability on it for any of Home's obligations.

- On November 8, 2001, we filed a declaratory judgment action in the U.S. District Court for the Southern District of New York against Westfield America, Inc. ("Westfield") seeking a judicial determination that we have no insurance coverage obligations to Westfield in connection with its leasehold interest in the retail area of the World Trade Center ("WTC"). Although we had bound excess property coverage for Westfield on July 1, 2001 for various Westfield properties in the United States, Westfield's leasehold interest in the WTC retail area had not been disclosed to us until after the September 11th terrorist attack.

  Pursuant to an agreement reached on March 11, 2002, this declaratory judgment action was dismissed with prejudice on March 12, 2002. Although we are not required to make any payments to Westfield under the terms of that agreement, that agreement does not resolve all of the coverage issues that were raised in the dismissed declaratory judgment action. In that regard, the agreement provides that in the event of a future coverage dispute between us and Westfield with respect to the WTC retail area, the matter shall be referred to binding arbitration. The agreement also provides that regardless of the decision entered in that arbitration, Westfield will limit its recovery against us to no more than $55 million.

  In entering into this agreement, we have not altered our position that there is no coverage under the policy issued to Westfield for its WTC loss, and we have preserved all of our coverage defenses in the event that an arbitration is subsequently filed.

- Maryland Casualty Company ("MCC") is a party to a series of 20 lawsuits filed in the Circuit Court for Baltimore City, Maryland seeking personal injury damages for alleged asbestos exposure in Libby, Montana. The lead case, *Gerard*, seeks damages based on exposure from a W.R. Grace owned mining and milling operation to vermiculite, which contains tremolite asbestos, an alleged deadly toxin. The plaintiff asserts that MCC, as Grace's workers' compensation carrier from 1963 to 1973, was aware that the mining and milling operations posed a threat to individuals coming into contact with asbestos dust and did not prevent employees and eventually Libby residents from becoming exposed to the asbestos dust. The plaintiff claims MCC undertook a duty as part of its risk and safety program for the plant to prevent toxic levels of dust from being disbursed into the town. The plaintiff claims MCC breached that duty and was negligent in preventing the exposure. The plaintiff claims compensatory and punitive damages based on the theories of negligence and accuses MCC of aiding and abetting and civil conspiracy along with W.R. Grace in keeping this problem from the public. W.R. Grace has filed for bankruptcy and the claims against Grace have been stayed. W.R. Grace has recently raised the issue with the bankruptcy court of whether the case against MCC should be stayed as an affiliated action since a potential exists for a cross-claim by MCC against W.R. Grace for contribution and/or indemnification. On June 20, 2002, the bankruptcy court entered an order finding that *Gerard* was an affiliated matter and extended the stay to all cases arising out of the Libby mine. Gerard filed a motion for consideration, which was heard at the August 26, 2002 bankruptcy omnibus hearing. The Court denied Gerard's Motion for Reconsideration. Gerard filed a Notice of Appeal to the U.S. District Court in September 23, 2002. In addition, on August 1, 2002, Gerard filed a motion to require posting of a sufficient bond or other financial security to the extent that the injunction is maintained for the benefit of MCC. The Court held a hearing on the bond motion on September 23, 2002. The Court took the Motion under advisement and reset the hearing date for October 28, 2002. The Gerard trial date of March 14, 2003 has been vacated. The other 19 Baltimore-based cases remain on the inactive docket.

  In addition, two cases against MCC were filed in Lewis and Clark County, Montana in March 2002 and served on MCC in April 2002 seeking damages. With respect thereto, MCC filed a motion on April 29, 2002 advising the court of the bankruptcy stay and preliminary injunction. One of those two cases involves 116 plaintiffs (22 of whom are already plaintiffs in 12 of the 20 cases pending in Baltimore, Maryland), names MCC and the state of Montana as defendants and alleges claims similar to *Gerard*. The second of those two suits involves 15 plaintiffs (six of whom are also plaintiffs in the 116 plaintiff suit), names MCC, CNA Insurance Companies, Transportation Insurance Company and the state of Montana as defendants, and raises the same allegations as *Gerard*.

  Zurich American Insurance Company ("ZAIC") and MCC are parties to a new suit, *Boson, et. al. v. Union Carbide, et. al.*, filed in the 148th Judicial District, Nueces County, Texas, and have been added to 60 additional suits already pending, all of which are seeking personal injury damages for alleged asbestos exposure in various manufacturing and refining facilities in Nueces and Bexar County, Texas. The nine plaintiffs in *Boson* claim that ZAIC and MCC were negligent in the undertaking of an independent duty and responsibility to advise and protect the public and workers from the toxic and deadly effects of exposure to asbestos. Plaintiffs also contend that MCC and ZAIC conspired with other insurers and acted in concert to withhold medical and scientific data regarding the risks of asbestos. The *Boson* case involves over 100 defendants including both industry and insurance defendants. It is expected that service of process will start to be effected within the next 30-60 days on all of these matters. Plaintiffs have not identified exposure time periods associated with each work site, which will be obtained through discovery. No specific monetary demand has been made.

- On April 19, 2000, the Swiss Guaranty Fund For Occupational Retirement Schemes (the "Guaranty Fund") filed two claims against La Genevoise Life Insurance Company ("Genevoise Life") at the Administrative Court in Geneva, Switzerland, and on April 20, 2000 filed two similar claims against Zurich Life Insurance Company ("Zurich Life") at the Social Security Court in Winterthur, Switzerland. The Guaranty Fund is claiming a loss recovery of approximately CHF 73 million from each life insurer and the involved auditing company. It is now litigating on the basis of various allegations, which the Group companies are strongly contesting. To date, four further claims by the liquidators have been filed: a suit by the Vera Pension Fund against Zurich Life at the Social Security Court in Winterthur on August 8, 2000, a similar lawsuit against Genevoise Life at the Administrative Court in Geneva on December 22, 2000, a further claim by the Vera Investment Fund against Zurich Life at the Commercial Court in Zurich on December 20, 2000 and a further suit by

the Vera Investment Fund against Genevoise Life at the Civil Court in Geneva on April 2, 2002. The claims mentioned above are all interrelated and refer to an alleged consolidated overall loss of approximately CHF200 million. The background of these actions is the insolvency of the Vera Pension Fund, Vera Investment Fund, Pevos Pension Fund and Pevos Investment Fund (collectively the "Funds"). Genevoise Life and Zurich Life were reinsurers to the pension funds, and had granted to the Funds loans to the extent of 50% of their policy reserves. The proceeds of such loans, together with additional bank loans, were invested by the Funds in real estate projects. Throughout the 1970s and 1980s, the Funds completed a considerable number of real estate projects. At the downturn of the real estate activity in the early 1990s, the Funds were faced with increasing financial problems, until they finally collapsed in 1996. Both Genevoise Life and Zurich Life set off the loans against their policy reserves. The pension funds' loss was covered by the Guaranty Fund.

- Centre Insurance Company ("CIC") reinsured its workers' compensation business with subsidiaries of Superior National Insurance Group, Inc. ("SNIG"). Under a December 31, 1999 Partial Commutation and Settlement Agreement, CIC received securities and cash of approximately $163 million and $22 million (the "Commutation Payments") and, among other things, released certain SNIG insurers from liability under the reinsurance up to $180 million. In March 2000, the SNIG insurers ("SNICIL") were placed in conservation and in September 2000 into liquidation. The remaining SNIG entities filed under Chapter 11 of the Bankruptcy Code in April 2000. On January 16, 2002 the California Insurance Department, SNICIL's liquidator, sued CIC, ZIC, Zurich Financial Services, certain related companies and other persons and entities regarding the Commutation Payments and other alleged transfers, asserting breach of fiduciary duties, gross negligence, fraud, misrepresentation, unfair business practices, contract breach, and alter ego liability for insolvent entities' debts, seeking amongst other relief, damages, avoidance and recovery of transfers as voidable preferences, disgorgement and injunctive relief. Plaintiff alleges that he is entitled to in excess of $250 million in damages. On April 15, 2002, all the defendants who were not challenging the court's exercise of jurisdiction, including CIC, responded to the complaint with demurrers and other motions challenging its legal sufficiency. ZIC, Zurich Financial Services and the remaining defendants have filed motions to quash based on lack of personal jurisdiction. On May 2, 2002, the plaintiff served extensive written discovery. On September 13, 2002, the California Superior Court ordered that all discovery sought by plaintiff be stayed indefinitely. The Court also scheduled oral argument on the motions to quash service of the summons for lack of personal jurisdiction for October 29 and 30, 2002. Oral argument on the demurrers and other motions is to be scheduled after the motions to quash, although no date has yet been set. CIC and Zurich Financial Services intend to vigorously contest these claims.

  CIC is a party in two separate arbitration proceedings: one initiated by US Life against SNICIL and others seeking to rescind a multi-year quota share reinsurance contract effective May 1, 1998; and another involving the Insurance Corp. of Hannover, Scandanavian Reinsurance Company and Odyssey Reinsurance Corporation against SNIG and others seeking rescission of a reinsurance contract covering reserve deficiencies through December 10, 1998. Furthermore, these three reinsurers also sued Centre Reinsurance Limited ("CRL") regarding the latter contract alleging fraudulent inducement, which action has been stayed pending the related arbitration. The *Hannover* hearings commenced in March 2002 and are ongoing. They are scheduled to be concluded in February and March 2003. The *US Life* matter is currently in discovery with arbitration hearings scheduled for December 2002 and January 2003. CIC intends to vigorously contest these rescission claims.

  On August 9, 2002, American Re-Insurance Company ("AmRe") paid a reinsurance claim of $175 million presented by the liquidator of SNICIL and CIC, $33.3 million of which, was paid to CIC. In order to resolve claims asserted by SNIG that were preventing disbursement of these proceeds, in connection with this disbursement, CIC paid SNIG $375,000 in satisfaction of certain claims asserted by SNIG.

- The Canada Life Assurance Company filed a complaint on December 21, 2001 in the U.S. District Court of the Southern District of New York against Converium Holding AG's wholly owned subsidiary, Converium Rückversicherung (Deutschland) AG (formerly known as Zürich Rückversicherung (Köln) AG), in connection with certain retrocession reinsurance facilities for the years 2000 and 2001. Canada Life asserts, among other things, that Converium Rückversicherung (Deutschland) AG has failed to post security in respect of losses under the retrocession facilities related to the September 11th terrorist attacks in the United States, which Canada Life asserts should be in the amount of $82.4 million. Converium Rückversicherung (Deutschland) AG disagrees with

Canada Life over the maximum amount of potential exposure. Converium Rückversicherung (Deutschland) AG is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life's action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium Rückversicherung (Deutschland) AG sent Canada Life a request to arbitrate. On May 17, 2002, Canada Life filed a notice of appeal from the District Court's decision. That appeal is currently pending. As part of our divestiture of Converium, we, through our subsidiaries, agreed to arrangements to cap Converium's net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289 million, the amount of losses and loss adjustment expenses that Converium recorded as of September 30, 2001 net of retrocessional reinsurance recoveries. See "—Material Contracts—Converium Agreements."

- Beginning in 2000, the number of water damage and mold claims brought against the Farmers P&C Group Companies in Texas increased dramatically, and continued to escalate through 2001 and early 2002. As a result of this increase in claims and attendant claim expenses, the insuring entities stopped writing new business and/or renewals of Texas HOB homeowner policies (all risk form). In the second half of 2002, the rate of mold claims has declined. However, there presently remain over 6,000 pending mold claims in Texas, and new claims are continuing to be received at the rate of approximately 1,400 per month.

  The increase in mold claims was followed by an increase in lawsuits against Fire Insurance Exchange and Farmers Insurance Exchange. At this time there are approximately 350 lawsuits pending against these Exchanges in Texas. These lawsuits allege causes of action for breach of contract and statutory violations in connection with both Exchanges' adjustment of mold claims. New lawsuits are continuing to be received at the rate of approximately 50-100 per month.

  The mold lawsuits are being defended and many have been resolved by settlement. The principal named defendants in these lawsuits are Fire Insurance Exchange or Farmers Insurance Exchange, and in the majority of cases our subsidiary, Farmers Group, Inc., is not named in the suit. Because of the nature and number of claims, it is not possible to quantify the total amount of potential damages.

- The Texas Attorney General and the Insurance Commissioner of the State of Texas filed a lawsuit in State Court in Austin, Travis County, Texas, against Farmers Group, Inc., Farmers Underwriters Association, Fire Underwriters Association, Farmers Insurance Exchange and Fire Insurance Exchange on August 13, 2002. The suit alleges wrongdoing relating to the homeowners line of business, resulting from certain acts that allegedly violate the Texas Unfair and Deceptive Trade Practices Act, and unfair discrimination in violation of the Texas Insurance Code. The suit seeks injunctive relief against the allegedly deceptive and discriminatory practices, restoration of excessive premium payments, civil penalties and attorneys' fees. The defendants in this action are vigorously contesting the complaint in all regards. We cannot quantify any payments potentially resulting from this claim.

  In addition, a Cease and Desist Order raising many of the same issues was issued by the Texas Commissioner of Insurance on August 13, 2002 as a result of rating action in the homeowners line of business by Farmers Insurance Exchange and Fire Insurance Exchange. On September 24, 2002, Farmers Insurance Exchange and Fire Insurance Exchange announced that they would not be renewing their current homeowners policies in Texas, beginning in November 2002. Farmers Insurance Exchange and Fire Insurance Exchange are part of the Farmers P&C Group Companies which we provide management services to but do not own. The impact of the Exchanges' decision to stop providing homeowners insurance in Texas on our net income will reflect the loss of the management fees on the related gross earned premiums, net of applicable operating expenses of Farmers Group, Inc. and its subsidiaries and other items and tax. The decision may also affect sales of other products in Texas. See "Business—Farmers Management Services" for an overview of the Farmers Exchanges and Farmers Group, Inc.

Material Contracts

Except as set out below, no contracts other than contracts entered into in the ordinary course of business have been entered into by any member of the Group:

(a) within the two years immediately preceding the date of this offering memorandum which are, or which may be, material; or

(b) which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this offering memorandum.

Deutsche Bank Agreements

We entered into a series of agreements on December 3, 2001 and February 5, 2002 with Deutsche Bank AG ("DB") and certain of its subsidiaries (collectively, the "DB Group") pursuant to which we sold our interest in Zurich Scudder Investments, Inc. ("ZSI") and our asset management operations in Germany and Italy to the DB Group. At the same time, we acquired DB's interest in Deutscher Herold Aktiengesellschaft (formerly known as Versicherungsholding der Deutschen Bank AG) in Germany. We also acquired DB's insurance operations in Italy, Spain and Portugal. In addition, we entered into a cooperation arrangement with the DB Group in the European Union and Switzerland for the promotion and distribution of asset management and insurance products to retail and private customers. Those agreements include:

- a Transaction Agreement dated, December 3, 2001, (the "Transaction Agreement") under which the shares of ZSI were sold to DB and, among other things, Zurich Financial Services agreed to certain minimum levels of Group assets being managed by DB;
- a Sale and Purchase Agreement, dated December 3, 2001, with respect to our acquisition of Deutscher Herold Aktiengesellschaft (whose major subsidiaries are Deutscher Herold Allgemeine, Deutscher Herold Leben, Bonnfinanz and Deutsche Gesellschaft für Vermögensberatung), Sale and Purchase Agreements, dated February 5, 2002, with respect to the acquisition of those participations in the insurance businesses of the DB Group in Italy, Spain and Portugal not already held by Deutscher Herold Aktiengesellschaft, and Sale and Purchase Agreements dated February 5, 2002 with respect to our divestiture of our asset management operations in Germany and Italy; and
- a Framework Cooperation Agreement, dated December 3, 2001, for the Distribution of Products and local cooperation agreements, dated February 5, 2002, in Germany, Spain, Italy, Portugal, Austria and Switzerland (collectively, the "Cooperation Agreement") which provide for mutual cooperation, promotion and distribution of each group's products to retail and private customers of the other group in specified markets.
- an Institutional Asset Management Agreement, dated December 3, 2001, (the "Institutional Asset Management Agreement") relating to other asset management products and services that may be required by the Group with respect to investment assets of the Group;

Under the Transaction Agreement, we agreed that, until June 30, 2005, we will ensure that the investment assets of the Group managed by DB and its affiliates will not be less than $40 billion. This obligation is subject to satisfaction of various conditions, including, that: investment performance does not fall significantly below customary benchmarks, there are sufficient assets available for management, and continued management by DB does not violate applicable law. Management fees generally are set at levels not less than those in effect at June 30, 2001. The Transaction Agreement further provides that if the total management fees paid with respect to Group assets managed by DB fall below $30 million for any of the three years ending December 31, 2002, 2003 and 2004, or $15 million for the six months ending June 30, 2005, we will make up any shortfall to DB in cash.

In connection with the sale of the ZSI shares to DB, ZIC and the other Group entities that owned ZSI shares (the "Zurich Sellers") made certain representations and warranties to DB concerning the assets and business of ZSI and agreed to indemnify DB for losses arising from the inaccuracy of such representations and warranties. The Zurich Sellers also agreed to indemnify DB for certain specific liabilities, including claims by former stockholders of ZSI, claims relating to the business of Threadneedle and tax liabilities of ZSI with respect to the period or periods ended December 31, 2000.

The Institutional Asset Management Agreement provides that, separate from the minimum asset and revenue levels required by the Transaction Agreement, DB will be the "preferred amongst third parties" provider for management of the insurance related investment assets held on the balance sheet of Zurich

Financial Services and its controlled subsidiaries and affiliates (with certain exceptions). The Institutional Asset Management Agreement requires that DB be given the opportunity to bid on significant (greater than $100 million) external asset management mandates in respect of which the Group considers a third party provider, with final selection based on the Group's assessment of each bidder in relation to various specified criteria. The Institutional Asset Management Agreement terminates not later than December 31, 2012.

Under the Sale and Purchase Agreement with respect to Deutscher Herold Aktiengesellschaft, we acquired 76.429% of the share capital of Deutscher Herold Aktiengesellschaft, we agreed to acquire an additional 18.562% of the share capital of Deutscher Herold Aktiengesellschaft subject to certain conditions, and we obtained an option to acquire the remaining 5.001% of the share capital of Deutscher Herold Aktiengesellschaft subject to certain conditions. We also agreed to use our best efforts until at least June 30, 2005 to maintain under the DB Group's management approximately €4.5 billion of institutional assets of the acquired German insurance companies subject to certain conditions.

The Cooperation Agreements provide that each of Zurich Financial Services and DB will cooperate in the promotion and distribution of each other's products to retail and private customers in the "Territory", which is generally defined to include the European Union (except the United Kingdom) and Switzerland. Covered products include insurance products offered by the Group and asset management and banking products offered by the DB Group. Subject to certain exceptions, the Group is to be the exclusive provider of insurance products to customers of the DB Group in Germany, Spain, Italy and Portugal and the preferred provider of such products to customers of the DB Group in Austria and Switzerland; and the DB Group is to be the preferred provider of asset management and banking products to customers of the Group in the Territory. These arrangements are subject to a number of exceptions that recognize existing operations of the respective groups (including, with respect to Zurich Financial Services, Zurich Invest Bank, Switzerland, Rüd Blass & Cie., Switzerland, Dunbar Bank, U.K., Zurich Bank U.K., and Zurich Bank Ireland) and existing agreements with third parties in the various countries. The Cooperation Agreements have an indefinite term, but may be terminated by either party on 12 months' written notice prior to the end of a calendar year, but not before December 31, 2012, or earlier for "important cause." Some of the country-related agreements contain certain minimum volume commitments.

Converium Agreements

Background

In December of 2001, we divested our third-party assumed reinsurance businesses, which was historically operated under the "Zurich Re" brand name by selling most of our shares in a newly formed holding company called Converium Holding AG to the public. We sold the remaining shares in January 2002 to the underwriters pursuant to an over-allotment option. Converium is now an independently managed, publicly traded global reinsurer.

As part of the transactions enabling the divestiture and the initial public offering of Converium, we entered into a number of contractual arrangements with Converium.

These agreements include:

- a Master Agreement which sets forth the general terms of the separation of the Converium business;
- arrangements which cap Converium's net exposure for losses and loss adjustment expenses arising out of the September 11th attacks at $289 million; and
- quota share retrocession agreements pursuant to which the benefits and risks of the former Zurich Re business were transferred to Converium.

The Master Agreement

A Master Agreement, dated December 1, 2001, by and between the Group and Converium, sets forth the terms of the separation of the Converium business from our other businesses.

Under the Master Agreement, the Group and Converium indemnify each other for certain matters, such as liabilities arising out of our respective businesses, and for breaches of our respective representations and warranties and other customary matters. In particular, we indemnify Converium for liabilities retained by us and our affiliates and liabilities arising out of or relating to the assets not assumed by or transferred to Converium in the separation as well as liabilities arising out of certain contracts Converium did not assume pursuant to the terms of the quota share retrocession agreements as described below and losses suffered by

Converium or any of its affiliates relating to any reasonable action to avoid, resist or defend against liabilities not relating to its business.

Further, each of the Group and Converium has agreed, following the completion of the divestiture:

- not to, and to cause its subsidiaries not to, until March 31, 2004, interfere with any contractual relationship existing on or at any time during the period of two years prior to the first trading day on the SWX Swiss Exchange of Converium between the other party and its customers or other commercial counterparties;
- not to, and to cause its subsidiaries not to, within a period of two years after the first trading day on the SWX Swiss Exchange of Converium, actively solicit for employment or hire any person employed by the other party or its subsidiaries; and
- not to, except for certain specified exceptions, disclose confidential information of the other party or an entity of such party's group which is not known to third parties but which is known by the parties due to the fact that the parties were previously part of the same group of companies or as a result of the transactions contemplated by the Master Agreement.

September 11th Coverage

Through certain of our subsidiaries, we agreed to cap Converium's net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289 million, the amount of losses and loss adjustment expenses Converium recorded prior to our divestiture of Converium. As part of these arrangements, we have also agreed to take responsibility for non-payment by the retrocessionaires of certain of Converium's operating subsidiaries with regard to losses arising out of the September 11th attacks in excess of the $289 million cap. As of December 31, 2001, these arrangements resulted in $171 million of losses in excess of the $289 million cap. No changes have occurred since that date.

Quota Share Retrocession Agreement

The reinsurance business previously held by ZIC, and Zurich International (Bermuda) Limited, or ZIB, was transferred to Converium pursuant to quota share retrocession agreements entered into by Converium and each of ZIC and ZIB as of October 1, 2001 and effective as of July 1, 2001, on substantially similar terms and referred to herein collectively as the Quota Share Retrocession Agreement.

The covered business consisted of business which has an inception or renewal date on or after January 1, 1987 and represented substantially all of the third party reinsurance business historically written by ZIC and ZIB under the "Zurich. Re" brand name. The Quota Share Retrocession Agreement provides for the payment of premiums by ZIC and ZIB to Converium as consideration for reinsuring the covered liabilities, which included all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business. The Quota Share Retrocession Agreement provides that these premiums be on a "funds withheld" basis, whereby the premium is not immediately paid, but is rather retained by ZIC and ZIB and credited to a funds withheld account. Converium will receive the surplus, and be responsible for any deficits remaining with respect to the funds withheld account, if any, after all liabilities have been discharged.

Converium administers the transferred business on behalf of ZIC and ZIB. ZIC and ZIB remain liable to the original cedents of the business. Additionally, Converium manages third party retrocessions related to the business transferred and bears the credit risk for uncollectible reinsurance balances (except with regard to certain losses arising out of the September 11th terrorist attacks). Converium has a right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed by Converium to ZIC or ZIB may be offset in many circumstances against the funds withheld account directly.

Finally, Converium is entitled to request cash advances from ZIC if Converium has eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement and exceeding $25 million, limited to the lesser of $90 million or Converium's actual losses from the event. Converium is entitled to request multiple advances; however, Converium may never borrow more than the funds withheld account balance and the aggregate amount of outstanding advances at any one time is limited to the following amounts during the periods named below:

Period	Amount ($ in Millions)
July 1, 2002 to September 30, 2002	$165.0
October 1, 2002 to December 31, 2002	150.0
January 1, 2003 to March 31, 2003	135.0
April 1, 2003 to June 30, 2003	120.0
July 1, 2003 to September 30, 2003	105.0

Converium may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances accrues at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium is required to repay any advance at the latest on the first anniversary of its receipt.

Additional Continuing Relationships with Converium

In June 2001, ZIC entered into the TRINOM transaction that provides ZIC with specific high limit catastrophe protection. As part of the formation and separation of Converium, ZIC and Converium entered into a CAT Retrocession Reinsurance Agreement, dated December 1, 2001, which is referred to as the catastrophe agreement. This agreement provides for Converium to receive payments from ZIC for certain catastrophic events on terms similar to ZIC's protection under the TRINOM transaction. Converium pays ZIC amounts at least equal to the payments made by ZIC to TRINOM. The catastrophe agreement was effective as of June 18, 2001, and will remain in effect for the same period as ZIC's agreement with TRINOM, together with any extension thereto. The TRINOM transaction and the related catastrophe agreement with Converium do not have any net impact on our financial statements.

Our subsidiaries have also entered into service agreements with Converium, pursuant to which Converium has been mandated to provide services in connection with the administration and the run-off of our reinsurance business. In the event Converium cannot fulfill its obligations under the service agreements, we will have to arrange for another entity to take over the administration and run-off of our reinsurance business.

Deeds of Indemnity

Pursuant to a deed of indemnity between Allied Zurich p.l.c., B.A.T Industries p.l.c. ("B.A.T"), British American Tobacco p.l.c., Zurich Group Holding and Zurich Allied AG entered into on September 7, 1998:

- Zurich Group Holding agreed to reimburse B.A.T the total amount of any costs and expenses, including certain tax-related costs, incurred by B.A.T, its subsidiaries (other than B.A.T FS which includes British American Financial Services (U.K. and International) Ltd. and Farmers Group, Inc.) B.A.T Reconstructions Limited, British American Tobacco p.l.c. and British American Tobacco (1998) Limited, which entities are collectively referred to as the B.A.T Industries Retained Group, in relation to the merger of B.A.T FS and ZIC, which costs and expenses are referred to as the Zurich Financial Services Costs.

- Zurich Group Holding also agreed to reimburse B.A.T one-half the amount of any direct out-of-pocket expenses incurred by members of the B.A.T Industries Retained Group in connection with B.A.T's reorganization pursuant to a scheme of arrangement of B.A.T under U.K. law, and certain other tax costs, which costs and expenses are referred to as the Shared Costs.

- B.A.T similarly agreed to reimburse Zurich Group Holding the total amount of any costs and expenses other than Shared Costs incurred by any member of the Zurich Group Holding group in connection with the refinancing of the external indebtedness of the B.A.T Industries Retained Group, all costs and expenses incurred by the Zurich Group Holding group in connection with the B.A.T reorganization and merger referred to above (where such costs are not Shared Costs or Zurich Financial Services Costs) and certain tax costs and one-half the amount of incurred Shared Costs.

- B.A.T and British American Tobacco p.l.c. agreed to indemnify Zurich Group Holding and its subsidiaries against all matters which result from the business or former business of the B.A.T Industries Retained Group, or which arise as a result of members of the B.A.T FS group having been subsidiaries of B.A.T or B.A.T Reconstructions Limited or which are inconsistent with certain provisions set out in the merger agreement dated as of December 22, 1997 between B.A.T and ZIC.
- Zurich Group Holding agreed to indemnify any member of the B.A.T Industries Retained Group against any matter which arises out of or results from B.A.T FS activities other than matters which derive from or are attributable to the business of the B.A.T Industries Retained Group.

Pursuant to a deed of indemnity between British American Tobacco (1998) Limited, Allied Zurich p.l.c., Allied Zurich Holdings Ltd., Zurich Group Holding and the liquidators of B.A.T Reconstructions Ltd., or the Liquidators, entered into on September 5, 1998:

- Allied Zurich p.l.c., Allied Zurich Holdings Ltd. and Zurich Group Holding agreed to indemnify the Liquidators and others engaged on their behalf in the liquidation of B.A.T Reconstructions Ltd., which are collectively referred to as the Indemnified Persons, for certain liabilities arising from the businesses of any member of the B.A.T FS group (other than taxes falling on B.A.T Reconstructions Ltd. or the Liquidators) or the transfer of any assets of B.A.T Reconstructions Ltd. to Allied Zurich Holdings (in the case of such liability, up to the value of such assets as were transferred).
- British American Tobacco (1998) Limited agreed to indemnify the Indemnified Persons for certain liabilities arising from the businesses of the remaining members of the B.A.T group (other than taxes falling on B.A.T Reconstructions Ltd. or the Liquidators) or the transfer of any assets of B.A.T Reconstructions Ltd. to British American Tobacco (1998) Limited, in the case of such liability, up to the value of such assets as were transferred.
- Allied Zurich Holdings and Zurich Group Holding also agreed to indemnify the Indemnified Persons against one-half of other liabilities incurred by the Indemnified Persons in connection with the liquidation (unless such liability arises from the negligence or willful misconduct of any Indemnified Person or arises from any matter not authorized by the resolution winding up B.A.T Reconstructions Ltd. and appointing the Liquidators).
- British American Tobacco (1998) Limited agreed to indemnify the Indemnified Persons on the same terms with respect to the other one-half of such liabilities.

Capital Z Partnership Agreements

In 1998, CZI was formed pursuant to an Amended and Restated Limited Partnership Agreement, dated as of October 16, 1998, among Capital Z Investment Partners, L.P., as general partner, and certain of our affiliates, of which ZG Investments Ltd. is the only affiliate which remains today as the sole limited partner, and was amended and restated pursuant to a Second Amended and Restated Limited Partnership Agreement, dated as of October 30, 2000. The total commitment of the Group to CZI initially was $750 million, and was increased to $1.5 billion effective as of July 21, 1999. CZI invests primarily in hedge funds and private equity funds. The investment of ZG Investments Ltd. in CZI is as a limited partner only, and it does not exercise any management rights over the operations of this partnership. ZG Investments Ltd. executed a subscription agreement with the partnership and its general partner under which it subscribed to a limited partnership interest. As of June 30, 2002, ZG Investments Ltd. had remaining commitments of approximately $430 million to CZI. Under the terms of the partnership agreement, Capital Z and its affiliates receive quarterly management fees from this partnership and are entitled to receive, subject to certain limitations, a percentage of the profits earned by this partnership on its investments.

In April 2001, another Cap Z sponsored partnership, CZI2 was entered into. This partnership was organized pursuant to an Amended and Restated Limited Partnership Agreement, dated as of April 30, 2001, among Capital Z Investment Partners II, L.P. as the general partner, a Capital Z affiliate as special limited partner, and our affiliate, ZG Investments IV Ltd, as limited partner. ZG Investments IV Ltd. owns an equity interest in the general partner and Zurich CZ1 Management Holding Ltd owns an equity interest in the management company of this partnership. These equity interests are subject to transfer restrictions and various purchase options. Under the terms of the relevant agreements, the authority to manage the day-to-day operations of this partnership, including making specific investment decisions, is vested in the Capital Z entities. The aggregate commitments of ZG Investments IV Ltd. to this partnership and its related entities are $1.5 billion, although the Group holds an option after January 2003 to decrease this commitment to $750 million. If the Group decreases the commitment, its equity stake in the general partner and management

company of CZI2 will be reduced and, as a result, its share of the economic interests will also decrease. As of June 30, 2002, the remaining commitment of ZG Investments IV Ltd. to CZI2 was approximately $1.4 billion. CZI2 invests primarily in hedge funds and private equity funds. Under the terms of the relevant agreements, Capital Z and its affiliates receive quarterly management fees and are entitled to receive, subject to certain limitations, a percentage of the profits earned by CZI2 on its investments.

Bâloise Swap Agreement

On December 21, 2001, INZIC AG (a wholly-owned subsidiary of the Group), sold 11,600,000 shares in Bâloise-Holding Limited ("Bâloise") to the Strategic Money Management Company B.V. ("SMM") for total consideration of CHF1.7 billion (or $1.0 billion), this sale produced a pre-tax capital gain of CHF197 million (or $117 million). The 11,600,000 shares represented 21% of the outstanding share capital of Bâloise and the holding was classified as "available for sale" on INZIC's accounts. At the time of the sale, the Group entered into a swap transaction under which the Group retained an economic interest in the performance of the Bâloise shares held by SMM. Under the terms of the swap agreement the Group makes and receives payments over a period of up to five years based on the movements in the price of SMM's Bâloise shares against a basket consisting of shares of other Swiss and Dutch companies. If the Bâloise shares out-perform the basket shares then the Group receives the difference. Conversely if the basket shares out-perform the Bâloise shares the Group pays the difference. There is no cap on the difference to be paid or received.

Under certain circumstances SMM may sell a portion of the whole amount of the 11,600,000 shares in Bâloise before November 15, 2004 causing a proportional reduction of both the notional amount of Bâloise shares and the basket shares under the swap and triggering payment obligations at the time of the reduction. If by November 15, 2004 any number of shares remain outstanding, an unwind period of an additional two years shall follow.

The Group currently holds 282,067 Bâloise shares and options on 3,472,000 shares of Bâloise together amounting to approximately 6.0% of the Bâloise outstanding shares as of December 31, 2001. The shares are classified as available for sale and the options recorded as a derivative.

Guarantees and Bonds in Favor of ZCM Entities

On June 21, 2001, Zurich Financial Services and Zurich Group Holding (the "Guarantors") entered into a guarantee (the "ZCM Guarantee") in favor of ZCM Matched Funding Corp., Zurich Capital Markets Inc., Zurich Bank and Zurich Capital Markets Asia Limited, (each, a "ZCM Party"), and any counterparty that is entitled to payment or performance by any ZCM Party under certain guaranteed obligations. Under the ZCM Guarantee, any ZCM Party may require funds to make any payment or delivery required under the terms of any guaranteed obligation and the Guarantors shall be jointly and severally obliged, upon such request, to provide on a timely basis the amount of funds that such ZCM Party needs in order to meet its obligations under a derivative instrument or other capital markets transaction or any contract expressly designated by a counterparty and a ZCM Party in writing as a "guaranteed obligation."

Under certain circumstances, a counterparty may proceed directly against each of the Guarantors to enforce such ZCM Party's rights under the ZCM Guarantee.

The Guarantee may be amended or terminated at any time by written amendment or agreement signed by Zurich Financial Services or Zurich Group Holding and the respective ZCM Party; provided, however, that no such amendment may adversely affect the rights of any counterparty that may have accrued or may accrue under any guaranteed obligation in force at that time.

In 1997, ZIC issued a surety bond in favor of Global Assets Holding Limited ("GAH") and two other surety bonds (together with the GAH surety bond, the "Surety Bonds") in favor of certain other ZCM entities (together with GAH, the "ZCM Entities"). If any of the ZCM Entities requires funds to make any payment or delivery required under the terms of any financial products instrument, ZIC will, upon the request of such ZCM Entity, but subject to the limits provided for in each of the Surety Bonds, provide on a timely basis the amount of funds that he respective ZCM Entity needs in order to meet its obligations under a derivative instrument or other capital markets transaction or any contract expressly designated by a counterparty and a ZCM Entity in writing as a "financial products instrument."

Under certain circumstances a counterparty may proceed directly against ZIC to enforce ZIC's obligations under the applicable Surety Bond.

ZIC's obligations under each of the Surety Bonds are limited to $3.0 billion.

Each of the Surety Bonds may be amended or terminated at any time by written amendment or agreement signed by the ZIC and the respective ZCM Entity; provided, however, that no such amendment

may adversely affect the rights of any counterparty, that may have accrued or may accrue under any financial products instrument in force at that time.

Employees

As of December 31, 2001, 2000 and 1999 we employed approximately 76,630, 72,930 and 71,390 persons, respectively. In connection with our Profit Improvement Program announced on September 5, 2002, we intend to reduce our workforce by 4,500 employees.

Description of Property

Our global head office is located at Mythenquai 2, Zurich, Switzerland. In addition to our global head office, we have major offices in New York, Baltimore, Schaumburg and Los Angeles, United States; London, Swindon, Portsmouth and Cheltenham, England; Frankfurt, Bonn and Cologne, Germany; and Hamilton, Bermuda. We own or lease office space in over 60 countries or territories around the world. We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties for investment purposes. See "—Group Investments—Real Estate."

REGULATION

Overview

Our businesses are subject to complex and detailed regulation in substantially all the jurisdictions in which we transact business. The sale of non-insurance financial services products by our subsidiaries is also regulated in many jurisdictions. Set forth below is a description of the principal regulations to which we and our principal subsidiaries are subject in our principal markets.

Switzerland

Insurance Business

Overview

A number of statutes provide the regulatory framework governing the private insurance business in Switzerland, the most important of which are the Federal Act on the Supervision of Private Insurance Companies (as amended), the Federal Act on Direct Life Insurance, and the Federal Act on Non-life Insurance. The *Bundesamt für Privatversicherung* (Federal Office for Private Insurance ("FOPI")) is the regulatory body that supervises the private insurance business in Switzerland. The legislation on the supervision of private insurance companies is currently under review and its specific outcome is not yet known. Furthermore, the Group of Experts for the Supervision of the Financial Markets published a report in November 2000 on the regulation and supervision of the financial markets, including banks, insurers, financial conglomerates, in Switzerland. This report has not resulted in any changes to the regulatory environment so far.

We are further subject to consolidated supervision based on a Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by the FOPI on April 23, 2001. The consolidated supervision is exercised by the FOPI as lead regulator and the Swiss Federal Banking Commission as sub-coordinator for banking, securities dealers, investment fund management and asset management subsidiaries and includes supervision over solvency and capital adequacy on a Group level. It is expected that the legislation on the supervision of private insurance companies currently under review will include provisions on the supervision of insurance groups and financial conglomerates.

Authorization

All insurance companies subject to Swiss insurance regulation must apply for business licenses with the FOPI prior to starting business in Switzerland. The Swiss Federal Ministry of Justice grants these business licenses which are limited to specific classes of insurance. Within this licensing process, the FOPI considers, among other things, the applicant's capital resources, its business plan including the methods for calculating technical reserves and reinsurance arrangements, its organization, directors and management. Any subsequent material amendments to the insurance company's business plan must be submitted to, and approved by, the FOPI.

Restrictions on Business Activities

Swiss law limits the scope of activities of insurance companies. Life insurance companies may not engage in non-life insurance in Switzerland, and vice versa. Different companies in the same group, however, may engage in life insurance business and non-life insurance business. Furthermore, a Swiss insurance company may in general not directly engage in any non-insurance business, such as banking or third-party asset management. If a Swiss insurance company wishes to engage indirectly in any non-insurance business, particularly by acquiring any significant equity interest in a company that is active in a non-insurance business, it must file for regulatory approval.

Solvency and Liquidity

Swiss insurance companies are subject to minimum capital requirements. The fully paid-in capital of a company must range between CHF5 million and CHF10 million for life insurance companies, or between CHF600,000 and CHF10 million for non-life insurance companies. The precise minimum amount of capital required by the regulator depends on the specific classes of insurance to be conducted. Furthermore, insurance companies must always maintain net assets or funds free of any encumbrances in the amount of the "solvability margin." The solvability margin determines the equity requirements (i) of a non-life insurance company as a function of either premiums earned or claims paid and (ii) of a life insurance company as a

function of the mathematical reserves and the total risk exposure. Swiss regulation relating to solvency margins is similar to the EU solvency margin regime. See "—European Union Directives." Finally, each insurance company must maintain an Organization Fund in the amount of 20% to at least 50% of the minimum capital requirements and a Guaranty Fund in the amount of one third of the solvency margin but not less than CHF600,000 to CHF2.8 million, depending on the classes of insurance conducted.

Security Fund and Tied Assets

The assets of Swiss insurers are categorized as (1) "Security Fund" in the case of life insurance companies or "Tied Assets" in the case of non-life insurance companies and (2) free assets.

The Security Fund or the Tied Assets shall secure all known and estimated liabilities of the insurance company vis-à-vis the insureds arising out of the insurance contracts. The Security Fund essentially mirrors the mathematical reserves (*Deckungskapital*) for the life insurance contracts, the boni and certain other components. The amount required for the Tied Assets must be calculated pursuant to a given formula corresponding to the premiums carried forward, provisions for actual and contingent liabilities and certain other components. The calculation of the Security Fund and the Tied Assets must be submitted to the FOPI within four months and three months, respectively, after termination of a business year.

Investment Guidelines

For both life insurance and non-life insurance companies, assets allocated to the Security Fund and to the Tied Assets, respectively, must be separated from their other, free assets. These assets may only be invested in a specified category of investments and such investments are further subject to stringent limitations set forth by statutory law. The investment of free assets on the other hand lies within the discretion of management, subject however to the minimum capital requirements described above and to sound industry practice.

Supervision of Management

Swiss insurance regulation provides for comprehensive supervision but currently does not impose specific approval requirements with respect to the appointment of directors or officers of insurance companies.

Change of Control

No approval requirement exists with respect to significant shareholders of Swiss insurance companies. Provision in this respect may be introduced in the review of the legislation on the supervision of private insurance companies.

Tariff Control

While the non-life insurance market has been substantially deregulated, the premiums charged to insured persons under life insurance policies, health insurance and workers' compensation contracts are subject to prior approval by the FOPI.

Investigation and Intervention

Swiss insurance companies are obligated to provide all information and documents necessary for the FOPI to exercise its supervisory functions. The FOPI has extensive powers to intervene in the business of an insurance company, including the power to disapprove terms and conditions of insurance policies in certain areas, and the power to impose fines on insurance companies. The power to withdraw business licenses is, however, reserved to the Federal Department of Justice. The ongoing supervision of Swiss insurance companies includes a requirement to produce a detailed annual report on technical and financial results and a requirement to carry out an annual review and periodic inspection of the Security Fund and Tied Assets.

Banking

Swiss banks are regulated by the Federal Banking Act and implementing ordinances, and are supervised by the Federal Banking Commission, or FBC. Our subsidiaries authorized to conduct banking business in Switzerland are Rüd, Blass & Cie and Zurich Invest Bank. Under Swiss law, the principal definition of a bank is an institution which takes deposits from the public on a professional basis. The supervision by the FBC includes the initial licensing of Swiss banks as well as the supervision of their proper conduct of business operations, organization and management. The FBC also oversees rules on capital adequacy and

liquidity and the control of large exposures. Unlike the FOPI, which exercises direct supervision over insurance companies in its jurisdiction, the FBC relies on an indirect system of supervision based on regular audits carried out by independent and specialized banking auditors. In addition to banks, the FBC also supervises securities dealers and investment fund managers in Switzerland.

European Union Directives

Overview

Our businesses in the United Kingdom and Germany, as well as in the other member states of the European Union, or EU, and the European Economic Area, or EEA, are impacted by EU directives. These directives are implemented through legislation in each member state.

Switzerland, which is not a member state of the EU, entered into a treaty with the EU in 1989 which allows Swiss direct insurers, other than life insurers, to establish branches and subsidiaries within the EU on a non-discriminatory basis.

Without being part of the EEA nor being bound by contract, Switzerland reviews and largely conforms its financial services regulations with EU Directives. Provision in relation to the supervision of insurance groups and financial conglomerates which would make Swiss law equivalent to the relevant EU rules is expected to result from the current review of the Swiss legislation discussed above in "—Switzerland."

In May 1999, the European Commission launched its Financial Services Action Plan ("FSAP"), which specified a number of legislative and other measures with the aim of achieving three strategic objectives, namely ensuring (i) a single market for wholesale financial services, (ii) open and secure retail markets and (iii) state-of-the-art prudential rules and supervision. A number of measures (legislative and otherwise) have already been adopted and many more are currently under consideration. The aim is to create a fully integrated financial services market in the EU by 2005.

Insurance Business

Authorization

The third generation of EU insurance directives on direct life insurance and non-life insurance were adopted in 1992 and have been implemented in all member states. As a result, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EEA may conduct business on a services basis or through branches in all other jurisdictions of the EEA without being subject to licensing requirements under the laws of the additional jurisdictions in which it conducts business, provided that it satisfies the necessary notification requirements. These rights to conduct business are known as passport benefits. These directives employ the "home country control" principle according to which the ongoing regulation of insurance companies, including their non-home insurance operations (whether provided on a services basis or through branches), is generally the responsibility of the home country insurance regulatory authority. The home country insurance regulatory authority monitors compliance with applicable regulations, the solvency of the insurer and its actuarial liabilities and the supporting assets. Marketing and selling activities of non-home insurance operations, however, are regulated by the regulatory authorities in the country in which the sale of the insurance product takes place, which is known as the host country.

Solvency Requirements

The solvency of EEA insurance companies is determined based on a solvency margin which is calculated according to a given formula. For non-life insurance business, the solvency margin is calculated on the basis of either aggregate annual insurance premiums or the average of claims paid over the previous three years, whichever is higher. For life insurance business, the solvency margin is calculated based on mathematical reserves and a risk capital quotient. One third of the solvency margin is defined as the guarantee fund, which is the minimum amount of funds prescribed for different types of insurance business. On March 5, 2002, the EU adopted two directives — EU Directive 2002/12/EC (in relation to life assurance) and EU Directive 2002/13/EC (in relation to non-life insurance) — which strengthen the solvency margin requirements for insurance companies with the aim of providing additional protection to policyholders. These two directives apply to all insurance companies which qualify for a single passport under the EU insurance directives. They are to be implemented by member states into national law by September 20, 2003, to apply first to accounts

for financial years beginning on January 1, 2004 or during that calendar year. The key measures introduced by these two directives are as follows:

- to take account of specific local risks, member states are free to establish more stringent rules than the harmonized solvency ratio rules laid down in these two directives
- the absolute minimum amounts of capital required (the so-called minimum guarantee fund) are substantially increased and will be indexed in future in line with inflation
- the thresholds based on levels of premium and claims, below which a higher solvency margin is required, have also been increased
- supervisory bodies are given increased powers to intervene early to take remedial action where policyholders' interests are threatened
- a higher solvency margin is imposed for certain categories of non-life insurance business with a particularly volatile risk profile

Now that these two directives are adopted, the European Commission is undertaking a more wide-ranging review of solvency. It is examining, among other things, the rules governing the assets and liabilities of insurance companies, the matching of assets to liabilities, reinsurance arrangements and the implications of accounting and actuarial policies. The objective is to match solvency requirements to the risks encountered by insurance companies, and to encourage insurers to improve their measurement and monitoring of the risks they incur.

In relation to group supervision, the European Council formally adopted EU Directive 98/78/EC on the supplementary supervision of insurance companies within an insurance group, referred to here as the Insurance Groups Directive, in October 1998. Currently, under EU law, insurance regulation, including with respect to solvency, is directed at individual insurance companies, disregarding any connection they may have with other group companies, so-called solo supervision. The directive does not change this basic approach, but introduces the following additional measures to strengthen supervision of insurance companies which are part of an insurance group, or so-called solo-plus supervision:

- an additional solvency calculation is designed to eliminate "double-gearing," which is the use of the same capital to cover different risks within a group
- the insurance holding company test is intended to allow supervisory authorities to assess the potential effect of a holding company's capital structure on the solvency of an insurance company
- member states will be required to monitor intra-group transactions
- further provisions are included to ensure that supervisory authorities can receive, and exchange with each other, the information needed to fulfill their functions under the directive

The directive had to be implemented by member states into national law by June 5, 2000, to apply first to accounts for financial years beginning on January 1, 2001 or during that calendar year. For the position in the United Kingdom, see "—United Kingdom—Insurance Business—Solvency Requirements and Reserves."

Banking and Investment Services

In the banking and investment services sectors, the home country control principle has been implemented through a 1989 directive on banking, consolidated with other banking directives and reissued in 2000, and a 1993 directive on investment services. The home state supervisor (*i.e.*, the supervisor of the bank or investment firm in its country of incorporation within the EEA) undertakes prudential regulation of the organization. This involves initial licensing and ongoing assessment of whether the bank or investment firm is properly managed and organized and is adequately capitalized. EEA-incorporated banks and investment firms are, just like insurance companies, able to obtain a passport to conduct their business in all other EEA jurisdictions without the need for further authorization. The host countries in which they conduct this business under the passport regulate the conduct of the banks' or investment firms' business and marketing in that country. The Investment Services Directive is currently under review with a view to revising the investment services regime. A key objective of the proposals is the shift to home country conduct of business supervision of cross-border service providers. The current position, where conflicting conduct of business and marketing rules need to be complied with by investment firms carrying on cross-border business in the EU, is considered to constitute an unacceptable barrier to the efficient conduct of cross-border business. The current timeframe envisages adoption of the revised directive in June 2003.

Financial Conglomerates

In April 2001, the European Commission presented a proposal for a directive — the Financial Conglomerates Directive — to introduce specific prudential legislation for financial conglomerates to amplify the sectoral prudential legislation for credit institutions, insurance companies and investment companies. The directive is intended to address certain lacunae in the regulation of financial conglomerates which exists in the current prudential legislation. It is proposed that the directive will introduce a number of measures with the aim of improving the solvency requirements in relation to conglomerates, introducing quality standards for "intra-group" transactions and "risk concentration" at group levels and imposing requirements as to the reputation and experience of directors and managers. It is currently expected that the directive will be adopted in December 2002.

Data Protection

The data protection directive of 1995 limits the ability to collect and use personal information relating to customers of EU companies. This directive prohibits the transfer of personal data to non-EU countries that do not meet the European adequacy standard for privacy protection.

United Kingdom

Overview

In December 2001, the Financial Services and Markets Act 2000 ("FSMA") substantially replaced the regulatory framework contained in the Financial Services Act 1986, the Insurance Companies Act 1982 and the Banking Act 1987, bringing the regulation of the securities, banking and insurance industries under the supervision of a single regulator, the Financial Services Authority ("FSA"). The new legislation makes the FSA the single regulator for the whole financial services industry and gives it a wide range of rule making, investigatory and enforcement powers.

All firms wishing to carry out one or more of the activities falling within the scope of the FSMA (known as "regulated activities") must apply to the FSA for permission to carry on the relevant activities unless the firm is exempt from the need for authorization. If the FSA grants permission, the firm becomes authorized. The activities which are regulated under the FSMA are set out in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (the "Regulated Activities Order"). The passporting rights provided for by the relevant EU Directives (discussed above in "—European Union Directives") remain unchanged.

A review of current pensions legislation has resulted in the introduction of "stakeholder" pensions in April 2001. Such pensions are offered by existing product providers. These products are subject to low charges and allow individuals to make a very low level of contribution. Apart from the new stakeholder pensions and a new defined contribution tax regime introduced in April 2001, the U.K. government has introduced a new Second State Pension which replaced the existing state funded earnings related schemes with effect from April 6, 2002. In addition, the future of pension provision in the United Kingdom is currently subject to more wide ranging reviews by the FSA and HM Treasury. In particular, a review (the Sandler review) is being carried out into the medium and long-term savings industry. The review, published in July 2002, included a series of recommendations on a range of topics including product simplifications, with-profits reform, tracker funds, distribution, tax and regulation, with some broader ideas on how the industry can improve its effectiveness and efficiency.

Consumer Complaints

Rules made by the FSA under the FSMA establish a compensation scheme which is administered by the Financial Services Compensation Scheme Limited, a company established by the FSA. The scheme provides for compensation to be paid to customers who suffer losses as a consequence of the inability of a regulated firm to meet its liabilities arising from claims made in connection with regulated activities, subject to certain conditions being satisfied.

A Financial Ombudsman Service has also been set up under the FSMA. This operates independently of the FSA and replaces all of the ombudsman and arbitration schemes which previously operated in the financial services, banking and insurance sectors. The Ombudsman Service covers similar disputes as those handled under the previous regimes including, for example, complaints about misselling, unsuitable advice, unfair treatment, maladministration, misleading advertising, delay and poor service in relation to products and services provided by firms.

Insurance Business

Authorization to Transact Business

Subject to certain exemptions provided in the Regulated Activities Order, no person may conduct insurance business in the United Kingdom unless authorized to do so by the FSA under the FSMA or passported under the applicable EU directives. See "—European Union Directives." In granting authorizations, the FSA will consider, among other things, an applicant's capital resources, business plan, underwriting policies, reinsurance arrangements and its directors and management.

Only products that fall within the classes of business in respect of which an authorization is granted by the FSA may be underwritten. Applications to underwrite an additional class or classes of business will be considered by the FSA provided all regulatory requirements are fulfilled. Failure to write business in a class over a certain period of time may lead to the withdrawal of authorization.

All U.K. authorized insurance companies must submit annual returns to the FSA and, in some cases, more frequent returns, together with audited annual financial statements. The FSA uses the annual return to monitor the solvency (ability to meet current and future claims payments to policyholders) of an insurance company, and, for non-life insurance business, to assess retrospectively the adequacy of the company's claim provisions. For a life insurance company, the FSA is also concerned that the company is able to meet policyholders' reasonable expectations. For life insurance business, the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the life insurance liabilities. Life insurance business, which is referred to as long-term business in the United Kingdom, includes certain types of health insurance business. The directors are also required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of solvency throughout the year, and whether there has been appropriate segregation of life insurance funds from other funds and operations of the business.

Restrictions on Business Activities

Except for certain limited exceptions, life insurance companies may not engage in non-life insurance business and vice-versa, nor may insurance companies engage in any other business activities other than life insurance or non-life insurance, as the case may be. However, a group of companies may engage in life insurance and non-life insurance business through different subsidiaries. FSA rules also require insurance companies to restrict their business to insurance and other activities connected with insurance. This restriction, however, does not prevent ownership of subsidiaries which may conduct other forms of business.

Solvency Requirements and Reserves

FSA rules require insurance companies to maintain a solvency margin at all times, the calculation of which in any particular case depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin is set out in the FSA's Interim Prudential Sourcebook for Insurers and, for these purposes, an insurer's assets and its liabilities are subject to specific valuation rules. Failure to maintain the required solvency margin is a ground on which wide powers of intervention provided for in the FSMA may be exercised. See "—United Kingdom—Insurance Business—Investigation and Intervention." These solvency requirements will in due course be amended to implement the solvency requirements introduced by the EU Directives. See "European Union Directives—Solvency Requirements." The FSA requires that adequate reserves be maintained for each class of business underwritten with respect to both reported claims and claims incurred but not reported.

The Interim Prudential Sourcebook also contains rules which implement the EU's Insurance Groups Directive. See "European Union Directives—Solvency Requirements." In accordance with this directive, the rules introduce new arrangements for regulating insurance companies within an insurance group. The arrangements focus on three main requirements: (1) an adjusted-solo solvency test designed to ensure that an insurer's solo solvency position is not distorted by any investment it makes in a related company (*i.e.*, double use of the same capital to cover risks in an insurer and its related companies); (2) a parent undertaking solvency margin calculation designed to assess resources available to meet the overall insurance risk borne by a group; and (3) monitoring material intra-group transactions.

Sound and Prudent Management

All U.K. insurance companies are required to conduct their affairs in accordance with certain high level principles set forth in the FSA's principles for businesses. These require firms to conduct their affairs with

integrity and with skill, care and diligence and to organize their affairs responsibly and effectively, with adequate risk management systems. Failure to observe these principles is a ground for intervention under the FSMA. See "—Investigation and Intervention." Under the FSA's "approved persons regime" individuals who exercise certain functions (known as "controlled functions") in a regulated firm are required to be approved by the FSA as fit and proper to perform the relevant function. The persons who need to be approved include, in particular, directors, chief executives and, in large organizations, certain managers below board level who can exert a significant influence on the business. The appointed actuary of an insurance firm also needs approval as do senior managers with responsibility for effecting general insurance contracts such as the head of marine, aviation or automobile underwriting. The consequences for the relevant individual of being "approved" are potentially far-reaching. Failure to comply with the FSA's statements of principle and codes of practice will expose an approved person to the FSA's disciplinary powers, including the power to censure or levy unlimited fines.

The FSA has also passed rules under the FSMA relating to senior management arrangements, systems and controls. These require, broadly, the appointment of one or more members of senior management (normally the chief executive) to take responsibility for: (1) the apportionment of significant responsibilities among directors and senior executives so it is clear who has which responsibility and so that the business can be properly controlled and (2) overseeing the establishment and maintenance of systems and controls which are appropriate to the particular business. The person with responsibility for these functions is required to be approved by the FSA under the approved persons regime.

Auditing Requirements

The process of auditing an insurer's financial statements and part of the annual return is required to be carried out by a qualified and independent auditor who reports on the truth and fairness of the financial statements as presented. Under certain circumstances, the auditor may issue a qualified report. Failure to produce audited financial statements and the annual return as required by relevant regulations may lead to the imposition of sanctions on the insurer.

Long-term Assets and Liabilities and Restrictions on Dividends

Long-term business assets, those assets backing, broadly, certain life and health insurance policies, must be kept separate from the assets attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate long-term fund or sub-fund must be established to hold all receipts of long-term business.

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by FSA rules. Only the excess of assets over liabilities in the long-term fund, as determined by an investigation by the appointed actuary may be transferred, and, therefore available for other purposes. In practice, the level of assets held in the long-term fund will need to remain well in excess of the insurer's long-term liabilities.

A life insurance company cannot declare a dividend at any time when the assets of its long-term business fund do not exceed the liabilities of its long-term business. The FSA rules also have the effect that, once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made to shareholders unless either the "relevant minimum," as defined in the FSA rules, of the surplus has been allocated to policyholders or a statutory notification procedure has been followed. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to eligible policyholders.

Appointed Actuary

Under FSA rules, each insurer carrying on life insurance business must appoint an actuary who will prepare an annual report for the company's directors in relation to the company's life insurance business quantifying the liabilities and confirming the solvency of the long-term business fund. The appointed actuary must be approved by the FSA under its approved persons regime. The FSA must receive full details of the appointed actuary's report including the methods and assumptions adopted. The appointed actuary has a professional duty to be satisfied at all times as to the solvency of the insurance company's long-term business fund and to report, with recommendations, on bonus rates and premium rates.

Marketing

There is minimal specific regulation of the marketing of non-life insurance in the United Kingdom. Secondary legislation passed under the FSMA (the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001) has the effect of permitting oral marketing of general insurance products. In relation to written marketing, the legislation requires certain information in relation to the insurer to be provided in the marketing material.

Breach of the financial promotion regime is a criminal offense and any agreement entered into in consequence of an unlawful communication may be unenforceable against the customer. In addition, the General Insurance Standards Council, or GISC, has been established to regulate the sale of non-life insurance. Membership in the GISC is voluntary. On December 12, 2001, HM Treasury announced that regulation of general insurance would be transferred to the FSA. This is however unlikely to occur before 2004 at the earliest.

Change of Controller

No person may become a controller of a U.K. insurance company or its parent company without the prior approval of the FSA. A person will be a controller of an insurance company if: (a) individually or with associates, he has a shareholding of, or is entitled to exercise voting rights at a general meeting of shareholders of, 10% or more in the insurance company or its parent company by virtue of a shareholding in either company, or an entitlement to exercise or control votes at a general meeting of shareholders of either company or (b) individually or with associates, he is able to exercise significant influence over the management of the insurance company or its parent company by virtue of a shareholding or voting power in either company. A person who proposes to take a step which would result in his becoming a controller of an insurance company is required to submit a written notification of control to the FSA accompanied by certain prescribed information and documents. The FSA has three months from the date of receipt of notice of control to decide whether or not to approve the person as a controller. The FSA's approval of a new controller is deemed to be given if it receives the prescribed notice and does not object within three months (subject to extension if the FSA requires further information). FSA approval is also required where a person who is already a controller proposes to take a step which would, broadly, result in an increase in his shareholding or entitlement to exercise voting power beyond certain specified thresholds, namely, 10%, 20%, 33% or 50%. The approval procedure is the same as that which applies to an acquisition of control.

Investigation and Intervention

The FSA has extensive powers to gather information and commence investigations under the FSMA. It can require insurance companies to provide any information and documents it reasonably requires for its regulatory functions "without delay." It can also appoint investigators into insurance companies or their appointed representatives either to carry out general investigations or investigations into specific possible contraventions or at the request of an overseas regulator.

The FSA has a number of disciplinary powers that it can exercise in the event of a regulatory breach. It may issue a private warning, a public censure or impose financial penalties. Ultimately the FSA has the power to vary or withdraw an insurance company's authorization or to petition for its winding up. Under its approved persons regime, the FSA also has the power to take disciplinary action against approved persons which includes the power to censure or fine without limit or in extreme cases to withdraw a person's approval.

Compensation Schemes

The Financial Services Compensation Scheme, established by the FSA under the FSMA, replaced a number of the compensation schemes in existence previously (including the Policyholders Protection Board and the Investors Compensation Scheme). Day-to-day handling of the scheme is the responsibility of the Financial Services Compensation Scheme Limited (the "FSCS"). The FSCS can pay compensation, up to set limits, to eligible customers for losses resulting from the failure of an authorized firm. The money that is used to pay compensation comes from charges levied on authorized firms.

In addition, there is a Motor Insurers' Bureau, or MIB, scheme, which imposes a levy on all companies underwriting automobile business. The MIB compensates victims of uninsured and untraced drivers. The levy is made annually and will, in part, depend upon the total amount that the MIB needs to raise to finance compensation during the year. The levy is calculated by reference to gross written premiums.

Investment Business

Firms carrying on investment business such as selling investments, arranging deals in investments, managing investments belonging to another person and giving investment advice are required to be authorized by the FSA in respect of the regulated activities which they carry out unless they fall within one of the exemptions under the FSMA. "Investments" include equities, debentures, options, warrants, units in collective investment schemes and most life insurance contracts. Exempt persons include "appointed representatives" whose principals accept responsibility for investment business activities carried out on their behalf.

Authorized firms are required to comply with the FSA's conduct of business rules. These rules contain detailed requirements in relation to, among other things, marketing, provision of pre-contractual information and the entry into and terms of customer agreements, provision of advice, dealing and investment management services, customer reporting and the safeguarding of client assets.

Companies must also satisfy capital adequacy requirements. Stringent powers of intervention are available to the FSA including fines, the ability to suspend sales activity and, in extreme cases, the withdrawal of authorization to conduct investment business.

So-called "polarization" rules mean that sellers of investment products must either act for a single insurance product provider, or its marketing group, or must be completely independent. In either case, there is a duty to disclose the exclusive or independent status and to recommend to prospective policyholders only products that are suited to their needs. The FSA is currently in the process of conducting a review of the polarization regime and is expected to publish its conclusions along with revised rules in late 2002. Implementation of the rules is expected to take place in the second half of 2003. See "Business—Life Insurance Operations—UKISA—United Kingdom" for a discussion of "depolarization."

Training and Compliance

Under the FSA's training and competence regime as set out in its Training and Competence Sourcebook, firms are subject to a number of overarching commitments in relation to training and competence. Directors and senior managers must be fit and proper for their roles and firms are required to put in place appropriate systems to ensure the suitability of all those carrying on functions for them. Firms are required to ensure that their employees are competent, that they remain competent for the work they do, that they are appropriately supervised, that their competence is regularly reviewed and that the level of competence is appropriate to the nature of their business. There are also specific requirements, including examinations, for those who carry out certain activities (in particular, advising and dealing) for customers.

Disclosure Regulations

FSA rules require the provision of detailed information to customers in connection with the sale of certain investment products, in particular, life insurance policies. In relation to life insurance policies, the customer must be provided with a key features document that contains specified information in relation to the product such as projections of surrender and maturity values based on the insurer's own charges and expenses and details of commissions and fees. The key features document must be provided before the customer completes his application for the product. Information similar to that provided by way of a key features document must also be provided to the customer after sale of the product in the form of a post-sale confirmation. This must be sent to the customer no later than 14 days after conclusion of the agreement. The customer must also be sent within the same timeframe a post-sale notice that sets out details of the customer's cancellation rights in relation to the product.

United States

Overview

Our U.S. subsidiaries are subject to detailed and comprehensive U.S. state and federal regulations. Our U.S. insurance operations are subject to regulation and supervision by the state or territory in the United States in which they are organized and in other jurisdictions where they are authorized to transact business. Such regulation is enforced by the various state insurance departments and the extent and nature of regulation varies from state to state.

Federal Initiatives

Although the U.S. federal government typically does not directly regulate the business of insurance federal initiatives often have an impact on the insurance industry. Legislation has been introduced in Congress during the past several sessions that, if enacted, would result in substantially greater federal regulation of the insurance business.

Furthermore, in June 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 was enacted whereby the "Exemption Equivalent," the aggregate amount a person may transfer upon death without incurring Federal estate tax, was increased to $1,000,000 and will be further increased gradually over the next seven years until it is $3,500,000 in 2009. Further, the estate tax rate was decreased from 55% to 50% and will decrease by 1% per year until it is 45% in 2007. The estate tax will be repealed for one year for persons dying in 2010, but in 2011 the estate tax, the $1,000,000 Exemption Equivalent and the 55% estate tax rate will be reinstated unless the increased Exemption Equivalent, decreased tax rate or the repeal is extended. Many life insurance products are designed and sold so that policyholders can reduce or minimize the effect of Federal estate taxes on their estates. The current law already has reduced the Federal estate tax and if the estate tax repeal, the Exemption Equivalent increase and the decreased tax rate is extended beyond 2010, the Federal estate tax will be further reduced or eliminated which would likely result in a significant reduction in sales of our U.S. life insurance subsidiaries' currently tax-favored products.

It is not possible to predict whether any of the legislation discussed above will be proposed or enacted, or the potential effects of such legislation on our competitors and us.

Insurance Business

General State Supervision

In the United States, we have U.S. subsidiaries authorized to transact the business of insurance in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. In general, state insurance laws limit the scope of activities of licensed insurance companies. Life insurance companies may not engage in non-life insurance and non-life insurers may not engage in life insurance; however, different companies in the same group may engage in life and non-life insurance business. Insurers' activities are generally restricted to the business of insurance or activities incidental to insurance.

As licensed insurance companies, our U.S. subsidiaries are subject to considerable regulation and supervision by state insurance administrators. Each state has a chief insurance official, generally the commissioner or superintendent of insurance, and a staff, generally the department of insurance, to fulfill this regulatory mandate. The extent of regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer and agent licensing, authorized investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, deposits of securities for the benefit of policyholders, policy form approval and market conduct regulation, including the use of credit information in underwriting and other underwriting and claims practices. In addition, many states have enacted variations of competitive ratemaking laws, which allow insurers to set premium rates for certain classes of insurance without obtaining the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters.

Regulation of Dividends and Other Payments

Many states have insurance holding company laws which require notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend, which together with other distributions made within the preceding twelve months, exceeds the lesser of (1) 10% of the insurer's surplus or (2) the insurer's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned surplus, as determined in accordance with statutory accounting practices. These same holding company laws will in many instances require notice, at times on a prior approval basis, of certain intra-group transactions and agreements.

Guaranty Fund Assessments

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. Most of these assessments are recoverable through premium rates, premium tax credits or policy surcharges. Significant increases in assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments may increase or decrease in the future depending upon the rate of insolvencies of insurance companies.

Involuntary Pools

Our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers' compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Life Insurance

Under statutory accounting practices, life insurance companies are required to establish an asset valuation reserve, or AVR, which consists of two components: (1) a default component to provide for future credit-related losses on fixed income investments and (2) an equity component to provide for losses on all types of equity investments including equity securities and real estate. The AVR is designed to capture all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates. The level of the AVR is based on both the type of investment and its credit rating. Life insurers are also required to establish an interest maintenance reserve, or IMR, for net realized capital gains and losses on fixed maturity securities (including bonds, preferred stocks, mortgage-backed securities, asset-backed securities and mortgage-loans) net of tax, related to changes in interest rates. The captured net realized gains or losses are then amortized into income over the remaining period to the stated maturity of the investment sold. The impact of these reserves will depend upon the future composition of the investment portfolios of our U.S. life insurance subsidiaries.

The National Association of Insurance Commissioners, or NAIC, as well as most U.S. jurisdictions, have adopted a revision to the Valuation of Life Insurance Policies Model Regulation, known as Regulation XXX, which requires companies to carry increased reserves related to certain term life policies sold on or after January 1, 2000 resulting in an increase in premium to the policyholder.

Risk-Based Capital

In order to enhance the regulation of insurer solvency, a Risk Based Capital, or RBC, formula and model law was adopted by the NAIC. RBC is designed to assess minimum capital requirements and raise the level of protection that statutory surplus provides for policyholder obligations. The RBC formula for non-life insurance companies measures four major areas of risk: (1) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (2) declines in asset values arising from credit risk; (3) declines in asset values arising from investment risks; and (4) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth. The four major categories of risk included in the RBC formula for life insurers are (A) the risk of default from asset defaults and asset value fluctuations; (B) the risk of loss from adverse mortality and morbidity experience; (C) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (D) business risks. Pursuant to the model law, insurers having less statutory surplus than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

The model RBC law provides for four levels of regulatory action. The extent of regulatory intervention and action increases as the level of surplus-to-RBC falls. The "Company Action Level," as defined by the NAIC, requires an insurer to submit a plan of corrective actions to the regulator if surplus falls below 200% of the RBC amount. The "Regulatory Action Level," as defined by the NAIC, requires an insurer to submit a plan containing corrective actions and permits the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if surplus falls below 150% of the RBC amount. The

"Authorized Control Level," as defined by the NAIC, allows the relevant state insurance commissioner to rehabilitate or liquidate an insurer in addition to the aforementioned actions if surplus falls below 100% of the RBC amount. The "Mandatory Control Level," as defined by the NAIC, requires the relevant state insurance commissioner to rehabilitate or liquidate the insurer if surplus falls below 70% of the RBC amount.

The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. Our U.S. subsidiaries have satisfied the RBC formula since it was created in the mid-1990s and have exceeded all recognized industry solvency standards. As of June 30, 2002, all of our U.S. insurance subsidiaries had adjusted capital in excess of amounts requiring company or regulatory action at any of the four levels.

NAIC Ratios

The NAIC Insurance Regulatory Information System, or IRIS, was developed to help state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statutory basis statements and financial ratios. The statistical phase consists of eleven key financial ratios for non-life insurers and twelve for life insurers that are generated from the NAIC database annually. Each ratio has an established "usual range" of results and assists state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. Generally, an insurance company will become subject to regulatory scrutiny and may be subject to regulatory action if it falls outside the usual ranges of four or more of the ratios. Although a few of our U.S. insurance subsidiaries have had ratios fall outside the usual range, no such regulatory action has been taken regarding any of our U.S. subsidiaries. In normal years, the NAIC expects 15% of the companies included in IRIS to be outside the usual range on four or more ratios.

Codification of Statutory Accounting Principles

The NAIC has adopted the Codification of Statutory Accounting Principles, or the Codification, in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Each of our insurance subsidiary's domiciliary states (other than New York) has adopted the Codification, and we have made the necessary changes in our statutory accounting and reporting required for implementation.

Regulation of Investments

Our U.S. insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain asset categories, such as below-investment grade fixed income securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of such non-qualifying investments.

Change of Control

Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic admitted insurance company in that state. Generally, the states in which the insurer maintains a non-domestic license give significant regulatory deference to the company's state of domicile regarding a change in control. While these states could, under their own regulatory authority, exert greater scrutiny over a change in control of a non-domestic admitted insurance company, in practice they rarely do. Any future transactions that would constitute a change in control of our U.S. subsidiaries would generally require prior approval by the insurance departments of the

insurance subsidiaries' states of domicile or commercial domicile and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions.

Germany

Overview

The insurance business in Germany is subject to regulation under the German Insurance Supervisory Act (*Versicherungsaufsichtsgesetz*) or German Insurance Control Act, and the supervision of the Bundesanstalt für Finanzdienstleistungsaufsicht, or German Federal Financial Services Supervisory Authority, which is referred to as the BAFin. The BAFin is a federal administrative agency which monitors and supervises, among other things, insurance business in Germany and the financial condition of German insurance companies and foreign insurance companies operating in Germany through a branch without EU passport benefits. See "—European Union Directives." The BAFin may examine the business and accounts of German insurance companies as well as that of branches of foreign insurance companies in Germany at any time.

Insurance Business

Authorization to Transact Business

Companies entering the insurance business in Germany, with the exception of companies with EU passports, need to obtain a license issued by the BAFin. The BAFin examines the applicant's compliance with statutory standards with respect to its legal, financial, accounting and technical structure relative to the scope and the organization of the enterprise. Licenses are only granted for a specific type of insurance business. Any extension of business by a licensed insurance company to a new business segment, as well as any change in the articles of association of a German insurance company, except changes relating to capital increases, require prior approval by the BAFin.

Products

In principle, new insurance products and policies may be offered in Germany without prior approval of the BAFin. However, insurers must file a description of new products and policies with the BAFin, which may require (1) the modification of their terms and conditions or (2) the withdrawal of such products and policies from the market or the modification of any contract which, in its judgment, does not comply with applicable laws and regulations.

Insurance companies must collect and remit a tax equal to 16% of their premiums for certain types of non-life insurance, including property and casualty insurance, to the German Federal Government. This tax is reduced for certain types of non-life insurance products. At present, premiums for life insurance, unemployment insurance, health insurance, and certain other types of personal insurance, as well as for reinsurance, are exempt from this tax.

German regulations prescribe a maximum calculatory interest rate for life insurance products with interest rate guarantees. The maximum calculatory interest rate prescribed by the Federal Ministry of Finance or, upon delegation, by the BAFin, is based on the respective interest rates for long-term debt issues of the country in whose currency the contract is denominated and cannot exceed 60% of such amount. Since July 2000, the maximum calculatory interest rate is 3.25%. At present, a potential decrease of this interest rate is being discussed.

Profit Sharing Regulation

German life insurance companies operated as with-profits insurance companies are obligated by regulation to allocate at least 90% of their annual surplus for the benefit of their policyholders. In no case may these amounts be allocated to shareholders. Due to strong competition in the German life insurance market, the policyholders' average surplus participation has been between 95% and 97% in the last three years. The allocation of surplus is generally transferred to the provision for premium refunds.

Solvency Requirements

In order to ensure that their liabilities under insurance contracts can be permanently fulfilled, German insurance companies are obligated to hold certain funds in an amount not less than a prescribed solvency margin which depends on the total volume of business. Different rules apply for the calculation of the

solvency margin of non-life insurance and life-insurance companies which are based on the EU insurance directive. See "—European Union Directives."

Investments

The German Insurance Supervisory Act contains requirements for the safety, profitability, risk spreading and liquidity of investments. All of an insurance company's assets which are part of its loss reserves or other restricted assets can only be invested in specific asset categories prescribed by law and only in accordance with limitations prescribed for specific investment categories.

Change of Control

Any person who intends to acquire a substantial participation, considered to be 10% or more of the share capital or voting rights, of a German insurance company or an interest allowing the exercise of substantial influence on the insurance company's management, must notify the BAFin without delay. The holder of the substantial participation must also immediately notify the BAFin if it intends to increase its participation to a holding reaching or exceeding 20%, 33% or 50% of the share capital or voting rights of a German insurance company. The BAFin may prohibit the intended acquisition within a period of three months following receipt of the notification if it concludes that (i) the holder or, if the holder is a legal person, its statutory representatives or personally liable partners, are not reliable, (ii) the insurance company would be integrated in a group of companies lacking transparency and impairing appropriate supervision or (iii) the insurance company would become a subsidiary of an enterprise domiciled outside the EU or the EEA which is not supervised properly in its home country.

Investigation and Intervention

The BAFin has broad powers of investigation and intervention. The powers of the BAFin are intended to ensure that the interests of the policyholders are adequately safeguarded and that the laws applicable to the operation of the insurance business are observed. The objective of legal supervision is to ensure proper operation of the insurance business, including observance of the supervisory provisions and any other provisions concerning the policyholders as well as the legal basis of the operating plan.

Group Supervision

German insurance companies which hold a participation in an insurance company domiciled outside the EU or the EEA or which are a subsidiary of an insurance holding or an insurance company domiciled outside the EU or the EEA are subject to additional supervisory powers of the BAFin, in particular regarding dealings with group companies and prevention of double gearing of regulatory capital in accordance with the standards of the EU Directive 98/78/EC on Group Supervision.

Other Regulation

In addition, our financial services businesses in countries other than those discussed above are also subject to detailed regulation and supervision by authorities in the relevant jurisdictions, including with respect to such matters as policy forms and rates, reserving, investment and financial practices, marketing, distribution and sales activities.

MANAGEMENT

Board of Directors

The Board of Directors is ultimately responsible for the management of the company and for the supervision of the persons entrusted with the executive management of the Company. The Board establishes the strategic, financial and organizational policies and appoints and removes the executive officers, upon proposal by its Nominations Committee or the Chief Executive Officer, as the case may be. The Board is also responsible for preparing the annual reports and the shareholders' meeting and for carrying out the shareholders' resolutions. Subject to the matters formally reserved for the Board, the Chief Executive Officer, and, under his supervision, the members of the Group Executive Committee have been given responsibility for the executive management of the Group in accordance with our Organizational Rules.

All of our directors are non-executives, independent of management. The members of our Board of Directors, their ages, positions and terms of office as of October 7, 2002 were as follows:

Name	Age	Position	End of Term
Lodewijk van Wachem(1)(2)	71	Chairman	2004
Philippe Pidoux(1)(3)	59	Vice Chairman	2004
Rosalind Gilmore(2)(3)	65	Director	2005
Markus Granziol(4)	50	Director	2005
Dana Mead(1)(2)	66	Director	2005
Armin Meyer(1)(3)	53	Director	2004
Vernon Sankey(1)(2)	53	Director	2003
Gerhard Schulmeyer(2)(3)	64	Director	2005
Rolf Watter(3)	44	Director	2004

(1) Member of the Nominations Committee

(2) Member of the Remuneration Committee

(3) Member of the Audit Committee

(4) Joined our Board of Directors on September 1, 2002.

Lodewijk Christiaan van Wachem is the Chairman of Zurich Financial Services. He is also Chairman of the Nominations Committee and a member of the Remuneration Committee. He has served on the board of ZIC since 1993. Between 1953 and 1982 he held various positions in Royal Dutch-Shell Group of Companies where he was appointed President in 1982, Chairman of the committee of managing directors in 1985 and Chairman of the supervisory board of Royal Dutch Petroleum Company in 1992. He is currently on the board of ATCO (Canada) Ltd. and he is a member of the supervisory board of Royal Philips Electronics N.V. Upon his appointment as Chairman of Zurich Financial Services in 2002, Mr. van Wachem resigned from the board of IBM and the supervisory boards of Akzo Nobel N.V., BMW, Bayer AG and the Royal Dutch Petroleum Company.

Philippe Olivier Pidoux is the Vice Chairman of Zurich Financial Services and a member of the Audit Committee and the Nominations Committee. He has served on the board of ZIC since 1997. After the merger and until our restructuring in October 2000, he served on the boards of Zurich Group Holding and Zurich Allied AG. He was a member of the Swiss Parliament between 1983 and 1999 and served as a member of the Government of the Canton de Vaud, Switzerland, from 1986 until 1994. He is currently a member of the boards of several other companies and Vice President of the Swiss National Bank and Chairman of Publigroupe.

Rosalind Edith Jean Gilmore is a member of the Audit Committee and the Remuneration Committee. She is a former senior U.K. Treasury official and completed her government career as Executive Chairman of the Building Societies Commission. She has held various non-executive directorships, including the British Securities and Investments Board from 1993 to 1996 and B.A.T Industries from 1996 to September 1998. She is a director of the Leadership Foundation, Washington D.C. and of TU Fund Managers and is a fellow and governor of several academic institutions.

Markus Johannes Granziol became a director of Zurich Financial Services as of September 1, 2002. After a position as chief of staff at the Swiss National Bank, he joined the former Swiss Bank Corporation (SBC) in 1987. From 1996 to 1998, he was General Manager and member of the SBC Group Executive

Board. In 1999, he was appointed Chief Executive Officer at UBS Warburg in London and became a member of the UBS Group Executive Board. He was Chairman of UBS Warburg from April 2000 to August 2002. Currently he is the non-executive Chairman of Eurex. He has also been a lecturer in macroeconomics and financial theory at the University of Zurich between 1978 and 1990.

Dana George Mead is the Chairman of the Remuneration Committee and a member of the Nominations Committee. He has served on the board of ZIC since 1997. He was appointed to Tenneco Inc.'s board of directors in 1992 and became its Chairman in 1994. Following a spin-off of Tenneco subsidiaries in 1999, he was Chairman of Tenneco Automotive and Pactiv Corporation until March 2000. He serves on the boards of Pfizer, Inc., the Logistics Management Institute, the Center for Creative Leadership and the JASON Foundation for Education, and heads the Business Advisory Council for the United Nations Office for Project Services, or UNOPS. He was elected Chairman of the National Association of Manufacturers in 1995-1996 and Chairman of the Business Roundtable in 1998-1999. Mr. Mead also serves as a member of MIT Corporation in a non-paying trustee position, and is the U.S. General Delegate for Suez.

Armin Meyer is a member of the Audit Committee and the Nominations Committee. He was appointed Chairman of Ciba Specialty Chemicals AG in November 2000 and became Chief Executive Officer of that company in January 2001. Previously, he held a number of senior positions with ABB and was a member of the Executive Committee of ABB since 1995. He became a member of the board of directors of Ciba Specialty Chemicals AG at the time of its spin-off from Novartis in 1997.

Vernon Louis Sankey is a member of the Nominations Committee and the Remuneration Committee. He joined Reckitt and Colman in 1971 and was a member of the board of that company from 1989 to 1999. He was Chief Executive Officer of that company from 1992 to 1999. He is the non-executive Chairman of Gala Group Holdings p.l.c. and The Really Effective Development Company Limited and a non-executive director of Pearson p.l.c. and Cofra A.G. He is also non-executive Deputy Chairman of Photo-Me International p.l.c. and of Beltpacker p.l.c. He is also a board member of the U.K.'s Food Standards Agency. In addition, he is a member of several U.K. and international advisory boards.

Gerhard Hans Schulmeyer is Chairman of the Audit Committee and a member of the Remuneration Committee. He was the President and Chief Executive Officer of Siemens Nixdorf in Germany between 1994 and 1998. Between January 1999 and December 2001, he was President and Chief Executive Officer of Siemens Corporation in the United States. He also serves as a non-executive director on the boards of Alcan Inc., Ingram Micro Inc., Korn/Ferry International and TBG Holdings and the international advisory board of Banco Santander Central Hispano. Since January 2002, he has been professor of practice at the MIT Sloan School of Management.

Rolf Urs Watter is a member of the Audit Committee. He is a partner of the law firm Bär & Karrer in Zurich and Professor of Law at the University of Zurich since 1994. He serves as a non-executive director of Centerpulse AG, Forbo AG, Syngenta AG and other non-listed companies. He is a board member of the Swiss Lawyers Association and a member of the Disclosure Commission of Experts of the SWX Swiss Exchange.

Our Articles of Incorporation require our Board of Directors to consist of not less than seven (7) and not more than thirteen (13) members. The ordinary term of office is three years. On the expiration of their terms of office, directors may be re-elected immediately. Our Articles of Incorporation require elections to be organized in such a way as to ensure that no more than four directors complete their term of office at any one general shareholders' meeting. Directors are elected by a majority of the votes cast by our shareholders. Our Board of Directors meets at least six times per year.

No director has a service contract with any member of the Group with a notice or contract period of one year or more or with provisions for predetermining compensation on termination in an amount which equals or exceeds one year's salary and benefits in kind.

The business address for each member of our Board of Directors is Mythenquai 2, 8002 Zurich, Switzerland.

Board Committees

The Nominations Committee

The nominations committee makes recommendations to the Board of Directors on the Board's composition and the appointment of the Chief Executive Officer. The nominations committee also reviews

proposals by the Chief Executive Officer regarding the composition of the Group Executive Committee and the Group Management Board. The nominations committee meets at least twice a year.

The Remuneration Committee

The remuneration committee proposes the directors' fees and the remuneration policy for the members of the Group Executive Committee and the Group Management Board. It also determines the remuneration of the Chief Executive Officer and approves the remuneration of the members of the Group Executive Committee and the Group Management Board on the basis of the remuneration policy. The remuneration committee meets at least twice a year.

The Audit Committee

The audit committee is responsible for liaising with our risk management functions, including the internal and external auditors. It reviews the Group's auditing process and it reviews the internal control systems as well as the interim and annual financial statements, before submission to the Board. The audit committee makes recommendations to the Board regarding the appointment and remuneration of the external auditors. It reviews the value and nature of their non-audit services and any matters that may impact their objectivity and independence. The review of external auditors fees is conducted annually. The audit committee meets at least four times a year.

Group Executive Committee and Group Management Board

The Group Executive Committee is responsible for dealing with the strategic, financial and business policy issues that impact the Group as a whole, including consolidated performance, capital allocation and mergers and acquisitions. The Group Executive Committee is chaired by the Chief Executive Officer of Zurich Financial Services and includes the Chief Executive Officers of each of the five business divisions (North America Corporate, North America Consumer and Latin America, Continental Europe, UKISA/Asia Pacific and Global Asset Business) and the Chief Operating Officer. The Group Executive Committee is part of the larger Group Management Board, which also includes the heads of the regions and the heads of certain Group functions. The Group Management Board acts as a representation of the businesses and functions to ensure horizontal collaboration throughout the Group and is responsible for contributing to and implementing the strategy, goals and plans of the Group.

The members of our Group Executive Committee and Group Management Board, their ages and current areas of responsibility as of October 7, 2002 were as follows:

Name	Age	Area of Responsibility
James J. Schiro(1)	56	Chief Executive Officer
Peter Eckert(1)	57	Chief Operating Officer
John Amore(1)	54	Chief Executive Officer-North America Corporate Business Division
Martin Feinstein(1)	54	Chief Executive Officer-North America Consumer and Latin America Business Divisions
Axel Lehmann(1)	43	Chief Executive Officer-Continental Europe Business Division
Alexander Leitch(1)	54	Chief Executive Officer-UKISA/Asia Pacific Business Division
David Wasserman(1)	47	Chief Executive Officer Global Asset Business Division and Chief Investment Officer
Gastón Aguirre	52	Chief Executive Officer-Latin America
Hans-Jürg Bernet	53	Chief Executive Officer-Switzerland
Thomas Buess	45	Chief Financial Officer
José Cela	58	Chief Executive Officer-Spain
Hanneke Frese	50	Head of Group Capabilities
Richard Kearns	52	Chief Administrative Officer
Monica Mächler-Erne	46	General Counsel and Company Secretary
Gunnar Stokholm	53	Chief Executive Officer-Australia and Other Markets
Franz Wipfli	51	Head of Customer Segment Practice Boards and Group Head Office

(1) Member of the Group Executive Committee.

Our Group Executive Committee members are:

James J. Schiro is a member of the Group Executive Committee. He joined the Group as Chief Operating Officer-Group Finance in March 2002 and was appointed Chief Executive Officer of the Group on May 17, 2002. He joined Price Waterhouse in 1967 and held various management positions. In 1995 he became chairman, senior partner and chief executive officer of Price Waterhouse. In 1998, he became chief executive officer of PricewaterhouseCoopers after the merger of Price Waterhouse and Coopers & Lybrand.

Peter Eckert is a member of the Group Executive Committee. He joined the Group in 1980, in charge of Zurich's Portuguese subsidiary Companhia de Seguros Metrópole SA. In 1988, he was appointed Chief Executive Officer of Zurich's operations in Australia. He was appointed to the Group Executive Board of the Group in 1991. In 1993, he assumed responsibility for the Non-Life operations in Switzerland and the Principality of Liechtenstein. He became head of the Continental Europe Business Division in July 2001 and was appointed Chief Operating Officer-Group Operations and Business Development in March 2002.

John Amore is a member of the Group Executive Committee. He joined Zurich-American Insurance Group in 1992 where he held various positions, including Chief Executive Officer of the Specialties Unit. In 2000, he was appointed Chief Executive Officer of Zurich U.S., responsible for the Group's small, middle market and large account commercial business in the United States. He is currently Chief Executive Officer of the North America Corporate Business Division.

Martin D. Feinstein is a member of the Group Executive Committee. He joined Farmers Group, Inc. in 1969, and was appointed to the board of Farmers Group, Inc. and elected its President and Chief Operating Officer in 1995. In 1997, he was appointed Chairman and Chief Executive Officer of Farmers Group, Inc., a position he currently holds. He was a member of the B.A.T Industries board from 1997 to September 1998. He is Chief Executive Officer of North America Consumer and Latin America Business Divisions.

Axel P. Lehmann is a member of the Group Executive Committee. He joined the Group in 1996 and held various executive management and corporate development positions at Zurich Switzerland. In 2000, he became Head of the Business Development Practice Boards for the Consumers, Small Businesses and Wholesale Customer Segments at Zurich Financial Services. In September 2001, he was appointed chief executive officer of the Northern European Region and, on February 1, 2002, he became Chief Executive Officer of Germany. He was also appointed Chief Executive Officer of the Continental Europe Business Division on March 1, 2002.

Alexander P. Leitch is a member of the Group Executive Committee. He joined Allied Dunbar in 1971, became a director of that company in 1982 and was appointed its Chief Executive Officer in 1993. In 1996, he became Chairman of Allied Dunbar, Eagle Star and Threadneedle Asset Management. He was a member of the B.A.T Industries board from 1997 to September 1998. He is the Chief Executive Officer responsible for the United Kingdom, Ireland and Southern Africa/Asia Pacific Business Division.

David L. Wasserman is a member of the Group Executive Committee. He joined the Group in 1991 as President and Chief Executive Officer of Centre Group's New York office. From 1998 to 2001 he served as chief executive officer of the Centre Group. In January 2001 he joined Zurich Global Assets as senior managing director. He became Chief Executive Officer of the Global Asset Business Division in March 2002 and Chief Investment Officer in April 2002.

The standard notice period for termination of members of the Group Executive Committee and the Group Management Board is 6 months reflecting the traditional practice of Swiss-based companies. However, there are certain exceptions to this standard, reflecting practices in place in the businesses where the executives were previously employed. Mr. Leitch has a two-year notice period, Mr. Feinstein and Mr. Cela have a one-year notice period.

The business address for each member of our Group Management Board is Mythenquai 2, 8002 Zurich, Switzerland.

Interests in Share Capital

As of October 7, 2002, the latest practicable date prior to the printing of this offering memorandum, the interests of each director and each member of the Group Executive Committee and Group Management Board, including any person connected with that director or member of the Group Executive Committee and Group Management Board, the existence of which are known to, or could with reasonable diligence be ascertained by that director or member of the Group Executive Committee and Group Management Board

whether or not held through another party, in the share capital of Zurich Financial Services (together with any options in respect of such share capital) were as follows:

Name	Interests as of October 7, 2002
Directors:	
Lodewijk van Wachem	1,000
Philippe Pidoux	500
Rosalind Gilmore	180
Markus Granziol	—
Dana Mead	440
Armin Meyer	14
Vernon Sankey	255
Gerhard Schulmeyer	674
Rolf Watter	700
Group Executive Committee and Group Management Board Members:	
James J. Schiro	11,966
Peter Eckert	19,605
John Amore	19,682
Martin Feinstein	30,527
Axel Lehmann	6,075
Alexander Leitch	18,105
David Wasserman	15,955
Gastón Aguirre	4,976
Hans-Jürg Bernet	3,923
Thomas Buess	5,692
José Cela	3,650
Hanneke Frese	2,817
Richard Kearns	—
Monica Mächler-Erne	3,150
Gunnar Stokholm	7,204
Franz Wipfli	3,205
Total Directors, Group Executive Committee and Group Management Board Members	160,295

Compensation of Directors, Group Executive Committee and Group Management Board Members

Directors' Fees

Directors' fees have been determined to ensure that we can attract and retain the highest caliber individuals, recognizing that we are a global financial services organization. The fees paid to our non-executive directors who held office in 2001 are shown in the table below. All directors, except our current Chairman and Vice-Chairman, received annual fees of $125,000 with an additional fee of $25,000 in respect of each committee on which they serve as members. Directors resident in the United States receive an additional fee of $10,000 per annum. Our current Chairman received an annual fee of $250,000 in 2001 while he served as our Vice Chairman, but no additional payment in respect of any committee membership. Directors' fees are not pensionable. The total aggregate remuneration paid and benefits in kind granted to our directors for the year ended December 31, 2001, was $1,412,500.

Name	Year Ended December 31, 2001
Henry C. M. Bodmer(1)	$ 62,500
Rosalind E. J. Gilmore(2)	150,000
Franz B. Humer(3)	87,500
Dana G. Mead	172,500
Armin Meyer	112,500
Philippe Pidoux	150,000
Vernon L. Sankey	175,000
Gerhard Schulmeyer	172,500
Lodewijk C. van Wachem	250,000
Clayton K. Yeutter(4)	80,000
Total	$1,412,500

(1) Retired from the Board of Directors of Zurich Financial Services on May 17, 2001 and ZIC on April 17, 2001.

(2) Mrs. Gilmore also participated in a group health insurance plan with a benefit worth $795 in 2001.

(3) Resigned from the Board of Directors of Zurich Financial Services on May 17, 2001, ZIC on April 17, 2001, and Zurich Group Holding, Allied Zurich p.l.c. and Zurich Allied AG on October 17, 2000.

(4) Retired from the Board of Directors of Zurich Financial Services on May 17, 2001.

Mr. Rolf Hüppi, who was employed by the Group in his capacity as Chief Executive Officer during the year 2001 waived his directors' fees for the year ended December 31, 2001. His compensation is included with the compensation of the Group Executive Committee members set forth below.

With effect from May 16, 2002, Mr. Lodewijk van Wachem became non-executive Chairman of the Board of Directors. With effect from July 1, 2002 he will receive an annual fee of $500,000, with no additional fees in respect of committee memberships.

With effect from May 16, 2002, Mr. Philippe Pidoux became non-executive Vice-Chairman of the Board of Directors.

Group Executive Committee and Group Management Board Compensation

The total aggregate compensation paid to the members of the Group Executive Committee and Group Management Board was $33 million during 2001. Aggregate compensation consists of the base salary paid, cash awards received under the short- and long-term incentive plans during 2001 with respect to performance up to December 31, 2000 and the estimated value of other compensation-related items. In addition, the amounts in the table below include the value of the increase in accrued pension benefits during 2001. The aggregate remuneration figure also includes payments made on the termination of employment, but these amounts are not included in the ranges set forth below. The table below presents the number of members of the Group Executive Committee and Group Management Board that served during 2001 whose aggregate compensation falls within the following ranges:

Level of aggregate compensation	Year Ended December 31, 2001
Above $3,250,000	0
Between $1,625,001 and $3,250,000	6
Between $1,300,001 and $1,625,000	2
Between $975,001 and $1,300,000	4
Between $650,000 and $975,000	5
Below $650,000	8

For the new or exiting members of the Group Executive Committee and Group Management Board, aggregate compensation includes the compensation received during their period of membership in 2001.

Benefit Plans

We set aside approximately $4 million in 2001 to provide pension, retirement and similar benefits to our Group Executive Committee and Group Management Board members. Most of the Group Executive Committee and Group Management Board members participate in defined benefit pension arrangements, providing benefits based on final salary and the number of years of service with the Group. Normal retirement ages vary from age 60 to 65. Accrual rates vary in line with country practice and lead to overall pension levels between 50% and 67% of the defined final pensionable salary.

Options to Purchase Shares

Members of the Group Executive Committee and the Group Management Board held options to acquire a total of 147,620 of our registered shares under our share-based compensation plans as of October 7, 2002. The average exercise price under these grants is CHF535, options are typically exercisable for a period of four years following a vesting period of three years. None of the directors have been granted options to purchase our registered shares.

The fair value of all share options granted during the year ended December 31, 2001 was $22 million. The compensation expenses charged to income for share option plans in 2001 were $24 million. The compensation expenses charged to income under the share programs were $51 million in 2001.

Framework for Share-Based Compensation Plans

We have four principal umbrella plans which provide a framework for share-based compensation throughout the Group. Under these plans, selected executives and employees of the Group receive options or performance share rights to receive our registered shares. The main terms of each of these four plans are described below. These plans are:

- Share Option Plan for Selected Executives
- Share Option Plan for Employees
- Performance Share Plan for Employees
- Long-Term Performance Share Plan for Selected Executives

BUs may establish sub-plans to the relevant plan provided that the terms of such sub-plans are substantially based on the basic principles of the relevant plan.

As of October 7, 2002, we have issued options to acquire 1,286,342 of our registered shares at prices ranging between CHF421 and CHF1157 per registered share under these plans and the local plans adopted pursuant to these plans. These options are exercisable in accordance with the rules of the plan.

For further information in relation to the options to acquire our registered shares which have been issued by us, please see note 30 to our consolidated financial statements as of and for the years ended December 31, 2001 and 2000 on page F-78 of this offering memorandum.

The tables set forth below give further information in relation to the options to acquire our registered shares which have been issued by us (for nil consideration) as of October 7, 2002 (the latest practicable date prior to the printing of this offering memorandum):

U.K. Sharesave Plan	2002 Shares under Option
Balance as at January 1	231,790
Granted	203,270
Forfeited	(196,745)
Balance as at October 7	238,315

The weighted average exercise price under the options is £224.52.

U.K. Transition Plan	2000 Shares under Option
Balance as at January 1	38,358
Exercised	—
Forfeited	(38,358)
Balance as at October 7	—

Allied Dunbar Franchise and Managers Share Option Schemes	2002 Shares under Option
Balance as at January 1	332,403
Granted	94,124
Forfeited	(10,872)
Balance as at October 7	437,399

The weighted average exercise price under the options is £267.15.

Share Option Plan for Selected Executives	2002 Shares under Option
Balance as at January 1	383,218
Granted	293,318
Forfeited	(65,908)
Balance as at September 30	610,628

The weighted average exercise price under the options is CHF758.64.

We are reviewing the impact which the capital increase with pre-emptive rights may have on the share options and share awards granted under the four umbrella plans and any local sub-plans and what, if any action, is appropriate to take in relation to such options and awards.

Share Option Plan for Selected Executives and Share Option Plan for Employees

Executives and employees of Zurich Group Holding and any of its subsidiaries are eligible to receive options to acquire our registered shares under our Share Option Plan for Selected Executives and our Share Option Plan for Employees, respectively, at the absolute discretion of the administrator of the respective plan.

Options granted under these plans are exercisable during the period specified by the administrator. The number of options granted is based on the executive's or employee's level of responsibility and position,

market conditions and the extent of the executive's or employee's participation in these Group plans. Plans can be tailored to meet local legislative and tax requirements.

Performance Share Plan for Employees and Long-Term Performance Share Plan for Selected Executives

Awards of our registered shares may be made to persons holding positions declared eligible for participation in our Performance Share Plan for Employees and our Long-Term Performance Share Plan for Selected Executives, as determined annually by the administrator of each plan. The actual number of registered shares awarded depends on the extent to which the performance conditions are met by eligible persons over the applicable performance period. Awards are not normally made unless the stipulated minimum performance level is satisfied. Awards may include payments in cash. In certain circumstances, awards are made during, instead of at the end of, a performance period.

Share-Based Compensation Plans Established at the Local Level

In connection with our umbrella plans, we have adopted a series of specific plans to meet local country requirements.

Share Participation Schemes

The Share Participation Schemes established by U.K. resident companies are U.K. Inland Revenue approved profit sharing share schemes under which our U.K. subsidiaries contribute money to U.K. trustees who acquire our registered shares and allocate these shares to participants. Participation in the Share Participation Schemes is extended on similar terms to all U.K. employees who complete a specified amount of service with the relevant participating company. The actual level of participation within the specified limits of the U.K. Inland Revenue is at the discretion of the relevant board of directors and dependent on the performance of the particular company in the relevant financial year. Typically, the trustees hold our registered shares for three years, after which time it is permissible to release the registered shares to participants free of income tax. While the trustees hold the registered shares, participants are entitled to receive any dividends declared in respect of their registered shares and to instruct the trustees how to vote.

Our non-U.K. Share Participation Schemes are not approved by the U.K. Inland Revenue, and thus do not have the same U.K. tax advantages discussed above, but operate on similar terms for our non-U.K. employees.

U.K. Sharesave Plan

U.K. employees of Zurich Group Holding and any of its subsidiaries may apply for options under the Sharesave Plan whenever it is operated. The form, manner and timing of invitations to apply for options, the number of registered shares with respect to which the invitations are made, and whether the options are three or five year options is at the absolute discretion of the administrator of the plan. At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions up to agreed limits from their pay. A participant is granted an option to purchase the number of registered shares that he or she may purchase at the exercise price with the savings in the savings account plus a bonus payable on maturity of the savings account.

Allied Dunbar Franchise Share Option Scheme and Allied Dunbar Managers Share Option Scheme

These are sub-plans of our Share Option Plan for Employees. Any individual, partnership or company which is party to a valid and subsisting Allied Dunbar adviser contract or franchise contract whom the administrator of the Allied Dunbar Franchise Share Option Scheme considers appropriate is eligible to receive options under such plan. Any franchise development manager whom the administrator of the Allied Dunbar Managers Share Option Scheme considers appropriate is eligible to receive options under such plan. Options are exercisable over ordinary shares in Allied Zurich p.l.c which upon issue will be exchanged for our registered shares in the ratio of one of our registered shares for every 42.928 Allied Zurich p.l.c ordinary shares. Options are exercisable at a price per Allied Zurich p.l.c ordinary share determined by the relevant administrator.

Options known as Initial Options are granted in the first year that an option holder participates in these plans. Depending on the option holder's employment-related performance, further options known as Additional Options are granted in subsequent years. Options are exercisable between January 1, 2005 and June 30, 2005, at the end of which period they will expire.

Cash Based Incentive Programs

We operate short-term incentive programs for executives, management and, in some cases, also employees throughout the Group. Awards are made in cash, based on the accomplishment of both organizational and individual performance objectives. In connection with these plans we paid $392 million in 2001.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The table below presents information about beneficial ownership of our issued registered shares, including those held in the form of American Depositary Shares or CREST Depository Interests, as of October 7, 2002 (being the latest practical date prior to the printing of this offering memorandum), as to each person (or group of affiliated persons) known by us to own beneficially more than 3% of our issued and outstanding registered shares and as to our directors and executive officers as a group.

Identity of Persons or Group	Amount Owned	Percent Owned
Brandes Investment Partners L.P., 11988 El Camino Real, Suite 500, P.O. Box 919048, San Diego, California 92191-9048, USA[(1)]	8,352,862.8	10.02%
Directors and members of the Group Executive Committee and Group Management Board (25 persons)	12,675	0.015%

(1) On August 23, 2002, we received a notification from Brandes Investment Partners L.P. ("Brandes") in accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading, according to which Brandes notified us that it held as of August 22, 2002, by virtue of discretionary investment authority from its clients, 10.02% of the voting rights in Zurich Financial Services consisting of 4,549,375 registered shares of Zurich Financial Services and 38,034,878 American Depositary Receipts ("ADRs") of Zurich Financial Services. These ADRs represented 3,803,487.8 registered shares of Zurich Financial Services and entitled the holder to give voting instructions through The Bank of New York, which administers our ADR program. All the said securities were beneficially owned by Brandes' clients. Brandes reported not holding any shares of Zurich Financial Services on a proprietary basis. Brandes is not registered in our share register.

In addition, the members of the Group Executive Committee and Group Management Board held, as of October 7, 2002, options to purchase 147,620 registered shares at a weighted average exercise price of CHF535 per registered share. We describe these options and plans in more detail under "Management—Options to Purchase Shares."

Except as disclosed above, we are not aware of any person who as of October 7, 2002 (being the latest practicable date prior to the printing of this offering memorandum), directly or indirectly, has an interest as beneficial owner in our registered shares which represents 3% or more of our issued registered shares. We are not aware of any persons who, as of October 7, 2002 (being the latest practicable date prior to the printing of this offering memorandum), directly or indirectly, jointly or severally, exercise or could exercise control over Zurich Financial Services.

Related Party Transactions

The following table sets forth the amount of unpaid loans, including guarantee commitments, granted to our directors and members of our Group Management Board as of October 7, 2002, together with the largest outstanding loan balance during the three year period ended December 31, 2001.

Name	Description	Outstanding loan balance as of October 7, 2002	Largest outstanding loan balance during the three year period ended December 31, 2001	Outstanding guarantees as of October 7, 2002
		CHF	CHF	
Directors:				
Philippe Pidoux	Mortgage	CHF 200,000	CHF 315,000	None
Group Management Board Members:				
Peter Eckert	Mortgage	3,500,000	3,500,000	None
Hanneke Frese	Mortgage	429,000	495,000	None
Axel Lehmann	Mortgage	845,000	872,000	None
Hans-Jürg Bernet	Mortgage	875,000	875,000	None
Thomas Buess	Mortgage	2,125,000	2,125,000	None
Franz Wipfli	Mortgage	1,000,000	1,000,000	None
Total CHF		CHF8,974,000	CHF9,182,000	

In the normal course of business, the Group provides mortgage loans to certain employees and customers in certain countries. Employees, including the individuals listed above, benefit from a reduced interest rate of up to 1% less than the prevailing market interest rates up to a maximum of CHF1.5 million. The interest rates on the mortgage loans listed above vary from 3.0% to 4.75%.

Except as disclosed above, the directors of Zurich Financial Services have no interest in any transactions which are or were unusual in their nature or conditions or significant to the business of the Group, and which were effected by Zurich Financial Services during the financial year immediately preceding the publication of this offering memorandum or during an earlier financial year which remains in any respect outstanding or unperformed.

DESCRIPTION OF REGISTERED SHARES

The discussion below is a summary of the material provisions of our Articles of Incorporation and the Swiss Code of Obligations relating to our registered shares. Because it is a summary, this discussion does not purport to be complete and is qualified in its entirety by reference to Swiss statutory law and to our Articles of Incorporation.

Our Shares

Our shares are registered shares with a nominal value of CHF10 each. The registered shares are fully paid and non-assessable.

Pursuant to article 14 of our Articles of Incorporation, each registered share carries one vote at our shareholders' meetings. Shareholders can exercise their voting rights and certain other non-economic rights attaching to our registered shares, including the right to call and attend shareholders' meetings, only after they record their share ownership in our share register as a shareholder with voting rights. Registration with voting rights has some restrictions. See "—Transfer of Shares" and "—Shareholders' Meeting."

Our registered shares are generally not issued in definitive certificates and are held through SIS SegaInterSettle AG, or SIS, the clearing system for the SWX Swiss Exchange. However, a shareholder may at any time request printing and delivery of share certificates without cost.

Our CREST Depository Interests

As part of our restructuring, former holders of Allied Zurich p.l.c. ordinary shares received our registered shares, delivered in the form of CREST Depository Interests, or CDIs, in CREST, the system for the paperless settlement of trades in securities and the holding of uncertificated securities in the United Kingdom. Under the CREST International Settlement Links Service, our registered shares have been allotted and issued to CREST International Nominees Limited ("CREST International"), a subsidiary of CREST Depository Limited ("CREST Depository"), which holds the registered shares as nominee for CREST Depository. CREST Depository, a subsidiary of CRESTCo Limited, holds the registered shares in trust and issued dematerialized depository interests representing entitlements to our registered shares known as CDIs. CREST International is entered in our share register as legal owner of the registered shares.

CDIs are independent securities, constituted under English law, which may be held, transferred and settled within CREST. CDI holders are not the legal owners of our registered shares represented by the CDIs. As such, CDI holders are not able to directly enforce or exercise rights that a holder of our registered shares can. CDI holders will, however, have a beneficial interest in the registered shares represented by the CDIs and be allowed as such to give instructions to CREST Depository on the exercise of certain non-economic rights attached to the registered shares. Each CDI represents one of our registered shares.

Details of the arrangements relating to CDIs are contained in the deed poll under which they are issued, a copy of which is contained in the CREST International Manual.

Our ADRs

We have established an American Depositary Share, or ADS, program in the United States. Under the program, The Bank of New York issues the ADSs. Each ADS represents the right to receive one-tenth of one registered share. Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. ADSs are evidenced by American Depositary Receipts, or ADRs.

The Bank of New York will issue ADRs if you or your broker deposit registered shares or evidence of rights to receive registered shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

ADSs may be held either directly, by having an ADR registered in one's name, or indirectly through a broker or other financial institution. ADS holders are not treated as one of our shareholders and are not able to directly enforce or exercise shareholder rights, which are governed by Swiss law. Because The Bank of New York actually holds the registered shares, the underlying holder of an ADS must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in an agreement among us, The Bank of New York and the ADS holder (the "Deposit Agreement"). Under the Deposit Agreement, The

Bank of New York may only exercise voting rights with respect to instructions received from beneficial owners of ADRs. The Deposit Agreement and the ADSs are generally governed by New York law.

For so long as the Pre-emptive Rights, the Entitlements and the New Shares remain restricted securities (within the meaning of Rule 144(a)(3) under the Securities Act), no such Pre-emptive Rights, Entitlements or New Shares, and none of our other securities obtained or purchased in one or more prearranged transactions in substitution therefor, may be deposited into any depositary receipt program for our unrestricted securities, including our existing ADR program.

Our Share Register

Entry of shareholders in our share register is made on the basis of an application form provided by us which the acquirer is required to fill out completely and truthfully and sign. Our Board of Directors may refuse to recognize an applicant as a shareholder with voting rights if he does not expressly declare upon request that he acquired the registered shares in his own name and on his own account or if he makes false statements in his application for registration of the registered shares. See "—Shareholders' Meeting" below for a discussion of the effect of an entry in our share register on your voting rights.

If a shareholder cannot expressly declare that he acquired the registered shares in his own name and on his own account, he may still be entitled to be registered as a shareholder with voting rights if he is a professional person (such as a nominee, trust company, bank, professional asset manager, clearing organization, investment fund or other entity recognized by us) holding our registered shares for the benefit of, or as nominee for, another person. However, such a professional person:

- may only be registered with voting rights for up to 200,000 of our registered shares if he does not disclose the identity of, and certain other information in relation to, the beneficial owner of the registered shares held by him
- may be registered with voting rights in respect of more than 200,000 of our registered shares only if he, or a person acting closely with him:

  (A) undertakes to disclose in writing the identity of and relevant information on each beneficial owner for whom he holds our registered shares and confirms that we are entitled to reclassify the registered shares as registered shares without voting rights if such disclosure is not effected; and

  (B) undertakes to (1) inform the beneficial owner of the registered shares about our corporate actions; (2) consult with the beneficial owner as to the exercise of voting rights and pre-emptive rights; (3) transfer dividends to the beneficial owner; and (4) act in the interests and in accordance with the instructions of the beneficial owner and to take such other actions as may be required.

There are special provisions relating to the voting of registered shares by CREST International Nominees Ltd. on behalf of CDI holders including Lloyds TSB Corporate Nominee Limited.

Our Capital Structure

Issued Capital

In connection with our restructuring on October 17, 2000, we issued (A) 35,226,484 registered shares to former shareholders of Allied Zurich p.l.c. in exchange for their Allied Zurich p.l.c. ordinary shares and (B) 48,649,517 registered shares to former shareholders of Zurich Allied AG in exchange for their Zurich Allied AG registered shares.

As of December 31, 2001, we had a share capital of CHF838,860,010 divided into 83,886,001 fully paid registered shares with a nominal value of CHF10 each, all of which were entitled to receive dividends.

Through October 9, 2002, our share capital had been increased by the issuance of 2,442,132 new registered shares out of our contingent capital in connection with the exchange of MILES and we therefore had a share capital of CHF863,281,330 divided into 86,328,133 fully paid registered shares with a nominal value of CHF10 each, of which CHF863,275,330 divided into 86,327,533 fully paid registered shares have been entered into the Commercial Register as of October 9, 2002.

On October 10, 2002, we mandatorily exchanged all of the remaining outstanding MILES for 76,040 registered shares in accordance with the terms of the MILES. In connection with this mandatory exchange,

76,040 new registered shares have been issued out of our contingent capital. On October 11, 2002, we had therefore a share capital of CHF864,041,730 divided into 86,404,173 fully paid registered shares with a nominal value of CHF10 each. These registered shares are expected to be registered in the Commercial Register on October 16, 2002.

All registered shares issued in exchange for MILES rank equally with all of our registered shares in respect of all dividends, distributions or other entitlements and shall be transferable on a fungible basis with all other registered shares outstanding existing at their issuance.

Authorized Capital in Accordance with Article 651 of the Swiss Code of Obligations

Our Articles of Incorporation authorize our Board of Directors to increase our share capital until June 1, 2004 by an amount not exceeding CHF60,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF10 each. As of October 7, 2002, the latest practicable date prior to the date of this offering memorandum, we have issued none of these registered shares. Subscription and acquisition of the new registered shares and each subsequent transfer of registered shares will be subject to the restrictions set out in article 7 of our Articles of Incorporation. See "—Our Share Register" above for a discussion of these restrictions. Our Board of Directors may determine the date of issue of such new registered shares, the issue price, type of payment, conditions for exercising pre-emptive rights and the date from which such new registered shares will be entitled to dividends. Our Board of Directors may issue such new registered shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those registered shares to our current shareholders. Our Board of Directors may allow the expiration of pre-emptive rights which have not been exercised, or it may place these rights as well as any registered shares, the pre-emptive rights of which have not been exercised, at market conditions. Our Board of Directors is further authorized to restrict or withdraw the pre-emptive rights of our shareholders and to allocate them to third parties if such registered shares are to be used:

- for the takeover of an enterprise, or parts of an enterprise, or for participations in an enterprise or for the purpose of financing or refinancing such a transaction
- for the purpose of expanding our shareholder base in connection with the quotation of registered shares on foreign stock exchanges.

Contingent Capital for Conversion and Option Rights

As of June 30, 2002, our Articles of Incorporation authorized our Board of Directors to increase our share capital by an amount not exceeding CHF80,000,000 by issuing up to 8,000,000 fully paid registered shares with a nominal value of CHF10 each pursuant to (1) the exercise of conversion and/or option rights that are granted in connection with the issuance of bonds or similar debt instruments by us or a member of the Group in national or international capital markets and/or (2) the exercise of option rights that are granted to our shareholders. As a result of the issuance of 2,442,132 new registered shares through October 9, 2002 in connection with the exchange of MILES, this amount has been reduced to CHF55,578,680 and to 5,557,868 fully paid registered shares with a nominal value of CHF10 each. Finally, after the mandatory exchange of the remaining outstanding MILES, this amount will be further reduced to CHF54,818,280 and to 5,481,828 fully paid registered shares with a nominal value of CHF10 each. When issuing bonds or similar debt instruments with the right to convert into, or containing an option to acquire, our registered shares, the pre-emptive rights of our shareholders are excluded. The current owners of conversion and/or option rights are entitled to subscribe for the new registered shares. The conversion and/or option conditions will be determined by our Board of Directors. The acquisition of our registered shares upon the exercise of conversion and/or option rights and any successive transfer of our registered shares will be subject to the restrictions set out in article 7 of our Articles of Incorporation. See "—Our Share Register" above for a discussion of such restrictions. Our Board of Directors will be authorized, when issuing the instruments referred to in this paragraph, to restrict or withdraw the right of shareholders for advance subscription in cases where such instruments are issued for the financing or refinancing of a takeover of an enterprise, of parts of an enterprise, or for participations in an enterprise. In such cases, the instruments will be offered on market terms, including standard dilution protection terms in accordance with market practice, and the new registered shares will be issued in accordance with current market conditions for such instruments. The conversion rights may be exercisable for a maximum of 10 years and option rights for a maximum of 7 years from the time of the issue of the relevant instrument. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby the quoted share price for our registered shares is to be used as a basis for determining the conversion or option price.

Contingent Capital for Employee Share Issues

Our Articles of Incorporation authorize our Board of Directors to increase our share capital by an amount not exceeding CHF15,000,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF10 each to employees of the Group. As of October 7, 2002, the latest practicable date prior to the date of this offering memorandum, we have issued none of these registered shares. The pre-emptive rights, as well as the right for advance subscription of our existing shareholders, are excluded in such issues. Registered shares or option rights may be issued to the employees taking into account performance, functions, levels of responsibility and criteria of profitability and at a price lower than that quoted on the stock exchange for our registered shares at the time of issue. The acquisition and subsequent transfer of such shares will be subject to the restrictions set out in article 7 of our Articles of Incorporation discussed above under "—Our Share Register."

Alteration of Share Capital

Our ordinary share capital, in accordance with article 650 of the Swiss Code of Obligations, may only be increased by a resolution of a shareholders' meeting and requires the approval of a simple majority of the votes exercised (excluding abstentions, blanks and invalid votes) at such shareholders' meeting. A resolution of a shareholders' meeting passed with a majority of at least two-thirds of the votes represented at such shareholders' meeting and an absolute majority of the nominal value of the shares represented is required for the creation of shares with privileged voting rights or for an increase of share capital:

- that is authorized in accordance with article 651 of the Swiss Code of Obligations or contingent in accordance with article 653 of the Swiss Code of Obligations
- effected pursuant to a conversion of capital surplus
- effected pursuant to an in-kind contribution, or in exchange for an acquisition of property, and the grant of special benefits, or
- accompanied by a limitation or withdrawal of pre-emptive rights

A reduction in our share capital requires the approval of a simple majority of the votes exercised (excluding abstentions, blanks and invalid votes) at a shareholders' meeting and a resolution approving such a reduction may only be passed if it is supported by a special auditors' report that the claims of our creditors are fully covered in spite of the reduction of the share capital.

The following table summarizes the development of our share capital from October 17, 2000 until the date of completion of the offerings.

Date of the Articles of Incorporation	Issued Share Capital (in CHF) Divided into Registered Shares with a Nominal Value of CHF10 Each	Authorized Share Capital (in CHF) Divided into Registered Shares with a Nominal Value of CHF10 Each	Contingent Share Capital (in CHF) Divided into Registered Shares with a Nominal Value of CHF10 Each
October 16, 2000	838,860,010	60,000,000	45,000,000(1)
May 16, 2002	838,860,010	60,000,000	95,000,000(1)
September 4, 2002(2)	863,275,330	60,000,000	70,584,680(1)
October 16, 2002 (scheduled)(3)	864,041,730	60,000,000	69,818,280(1)
October 30, 2002 (scheduled)(4)	1,440,069,550	60,000,000	69,818,280(1)

(1) 1,500,000 registered shares are reserved for employees under share option or share plans.

(2) On September 4, 2002, our Board of Directors formally confirmed the capital increase resulting from the issuance of 2,441,532 registered shares out of our contingent capital in connection with the exchange of the MILES and amended our Articles of Incorporation accordingly.

(3) On or about October 16, 2002, our Board of Directors is expected to formally confirm the capital increase resulting from the issuance of 76,640 registered shares out of our contingent capital in connection with the exchange of the remaining MILES until October 10, 2002 and amend our Articles of Incorporation accordingly.

(4) On October 30, 2002, our Board of Directors is expected to formally confirm the capital increase resolved by our shareholders' meeting on October 11, 2002.

Transfer of Shares

Undocumented, or uncertificated, registered shares and the rights deriving from them may only be transferred (a) by means of a written assignment which, in order to be effective against us, must be notified to us and (b) in cooperation with the bank administering the registered shares for the shareholder.

Certificated registered shares and the rights deriving from them may be transferred by delivery of the relevant share certificate(s) together with a written endorsement or assignment.

In order to be registered in our share register as a shareholder with voting rights, an acquirer of our registered shares must file a share registration form. See "—Our Share Register." Failing this registration, the purchaser may not vote at, or participate in, shareholders' meetings and may not exercise certain other non-economic rights attaching to his registered shares.

Shareholders' Meeting

The annual shareholders' meeting must be held within six months after the end of each fiscal year. Extraordinary shareholders' meetings may be called by our Board of Directors or, if necessary, by our statutory auditors or by a bondholders' representative or by liquidators. Our Board of Directors is further required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if so requested by shareholders with voting rights who represent at least 10% of our nominal share capital. Shareholders with voting rights whose combined holdings represent shares with a nominal value of at least CHF1,000,000 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders' meeting. Such request must be made, at the latest, 45 days before the day of the relevant meeting. A shareholders' meeting is called by publishing a notice in *Schweizerisches Handelsamtsblatt*, the Swiss Official Commercial Gazette, at least 20 days prior to such meeting.

Pursuant to our Articles of Incorporation, a quorum is present regardless of the number of shareholders present or the number of registered shares represented.

Under our Articles of Incorporation, resolutions generally require the approval of a simple majority of the votes exercised, excluding abstentions, blank and invalid votes. Shareholders' resolutions requiring a vote by simple majority include amendments to our Articles of Incorporation, other than amendments of the type referred to below, elections and dismissals of directors and statutory auditors, approval of our annual report and our consolidated financial statements, declaring the annual dividend, decisions to discharge directors and management from liability for matters disclosed at the shareholders' meeting and the ordering of an independent investigation into specific matters proposed at the shareholders' meeting.

Under Swiss law, specific important resolutions must be passed by at least two-thirds of the votes represented at the relevant shareholders' meeting and an absolute majority of the nominal value of the shares represented. These resolutions include those concerning:

- the change of our purpose
- the creation of shares with privileged voting rights
- the restriction of the transferability of registered shares
- the creation of authorized or contingent capital
- an increase in share capital through the conversion of capital surplus, through an in-kind contribution or in exchange for an acquisition of property, and the grant of special benefits
- the limitation or withdrawal of pre-emptive rights
- the relocation of our registered office
- the dissolution of Zurich Financial Services without liquidation, for example by way of merger

In addition, under Swiss law, the passage or amendment of any provision in our Articles of Incorporation providing for a stricter voting requirement than that prescribed by law must be adopted or amended in accordance with such stricter voting requirements.

A shareholder with voting rights who cannot attend our shareholders' meeting in person may authorize another Zurich Financial Services shareholder with voting rights or any person permitted in accordance with our Articles of Incorporation and/or a regulation of our Board of Directors to represent him at the relevant meeting by means of a written authorization which must be submitted to us. Our Articles of Incorporation

provide that the representatives of our corporate bodies and proxy holders for deposited shares, as well as independent proxy holders designated by us, need not be shareholders. In addition, our Articles of Incorporation provide that minors or wards may be represented by their legal representatives, married persons may be represented by their spouses and a legal entity may be represented by a person authorized to bind it by his signature even if such persons are not shareholders.

Pursuant to the regulation of our Board of Directors referred to above, we may authorize the beneficial owners of our registered shares that are held by professional persons (such as a nominee, trust company, bank, professional asset manager, clearing organization, investment fund or other entity recognized by us) as nominees for, or on behalf of, such beneficial owners to attend our shareholders' meetings and exercise votes as proxy of the relevant professional person based on an agreement between us and the relevant professional person. We currently have such an arrangement with Crest International Nominees Limited and Lloyds TSB Registrars Corporate Nominees in relation to our CDIs.

Shareholders' Inspection Rights

Under the Swiss Code of Obligations, shareholders of a Swiss company are entitled to receive an excerpt from the stock ledger of the company confirming the registration of their shares in the share register of the company. Shareholders do not have the right, however, to review other shareholders' registrations.

A shareholder may, upon written application to us, inspect the minutes of our shareholders' meetings. In accordance with Swiss law, we make our annual report and our auditors' report available for inspection by shareholders at our registered address at least twenty (20) days prior to our annual shareholders' meeting. Any shareholder may request a copy of these reports at any time in advance of or after our annual shareholders' meeting. In addition, at any shareholders' meeting, a shareholder may request information from our Board of Directors concerning our business and operations and may request information from our auditors concerning the performance and results of their examination of our financial statements. We may refuse to provide that information to a shareholder if, in our opinion, the disclosure of the requested information would reveal confidential business secrets or other protected interests of our company. Our company records and correspondence may only be inspected by our shareholders with the express authorization of the shareholders' meeting or by a resolution of our Board of Directors. Such authorization may be withheld in order to protect confidential business secrets.

Shareholders' Right to Bring Derivative Actions

Under the Swiss Code of Obligations, an individual shareholder may bring an action in its own name, for the benefit of the company, against the company's directors, officers or liquidators which seeks to allow the company to recover any damages it has incurred due to the intentional or negligent breach by such directors, officers or liquidators of their duties. In the event that the shareholder does not prevail with its action, the court has the discretion, nevertheless, to order the company to pay some or all of the shareholders' costs associated with the action.

Net Profit and Dividends

All of our registered shares rank pari passu in relation to the right to dividends.

Under Swiss law, dividends may only be paid if a corporation has sufficient profits shown on its balance sheet available for distribution, or if the reserves of the corporation are sufficient to allow distribution of a dividend. As long as the general reserve is less than 20% of the paid-in nominal share capital, Swiss law requires that at least 5% of the annual net profits of a corporation must be allocated to such general reserve. In the case of a holding company, any net profits remaining after this retention are eligible to be distributed as dividends, subject to approval of the shareholders at a shareholders' meeting.

Our Board of Directors may propose that a dividend be paid, but cannot itself authorize the declaration of a dividend. Our auditors must confirm that the dividend proposal of our Board of Directors conforms with our Articles of Incorporation and statutory law.

Dividends are due and payable after the shareholders' resolution authorizing the payment of such dividends has been passed or at a later date as determined by the shareholders' dividend resolution. Under Swiss law, the statute of limitations in respect of dividend payments is five years. Any dividends not claimed at the end of the statute of limitations period are retained by Zurich Financial Services. For information regarding deduction of withholding taxes from dividend payments, see "Tax Considerations—Swiss Taxation."

Pre-emptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, requires prior shareholder approval, other than registered shares issued under authorized or contingent capital. Shareholders of a Swiss corporation have preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A shareholders' resolution on the increase of our share capital may, however, withdraw such pre-emptive rights, but only for important reasons, such as a merger, an acquisition or employee share issuances, and upon a vote of a qualified majority, as described under "—Shareholders' Meeting" above.

Borrowing Power

Neither Swiss law nor our Articles of Incorporation restrict in any way our power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of our Board of Directors, and no shareholders' resolution is required.

Board of Directors

Our Articles of Incorporation require our Board of Directors to consist of not less than seven (7) and not more than thirteen (13) members who must be shareholders. The ordinary term of office is three years. On the expiration of their terms of office, directors may be re-elected immediately. Our Articles of Incorporation require elections to be organized in such a way as to ensure that no more than four directors complete their term of office at any one general shareholders' meeting. Directors are elected by a simple majority of the votes exercised (excluding abstentions, blanks and invalid votes) by our shareholders.

Directors' and Officers' Duties

The directors and officers of a Swiss company owe duties of loyalty and care to the company they serve. These principles require a company's directors or officers not to participate in decisions in which they have a personal interest. Furthermore, directors and officers must accord equal treatment to all of the company's shareholders. Under Swiss law, directors and officers may be personally liable for any breach of these duties.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and senior officers from participating in decisions that directly affect them. The breach of these provisions may result in the personal liability of the directors and officers to the corporation, its shareholders and its creditors. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with a shareholder or director, other than at arm's length, must be repaid to the corporation if the shareholder or director was acting in bad faith.

Market Transactions in Our Shares

Swiss law limits a company's ability to hold or purchase its own shares. We may only purchase our registered shares if we have sufficient free distributable reserves to pay the purchase price of these shares, and generally if the aggregate nominal value of the registered shares purchased does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve on our balance sheet in an amount equal to the purchase price of the acquired registered shares. Our registered shares held by us do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits, including dividends, applicable to our registered shares generally. During 2001, we purchased an aggregate of 299,870 registered shares and sold an aggregate of 182,755 registered shares. As of June 30, 2002, Zurich Financial Services and its subsidiaries held 793,110 of our registered shares, representing 0.95% of our total outstanding registered shares as of that date.

Notices

Notices to shareholders are validly made by publication in *Schweizerisches Handelsamtsblatt*, the Swiss Official Commercial Gazette.

Notices required under the Listing Rules of the SWX Swiss Exchange will be published in two Swiss newspapers in German and French. We or the SWX Swiss Exchange may also disseminate the relevant information on the online exchange information systems.

Duration, Liquidation and Merger

The duration of Zurich Financial Services as a legal entity is unlimited.

Zurich Financial Services may be dissolved by way of liquidation at any time by a shareholders' resolution passed by a simple majority of the votes exercised (excluding abstentions, blanks and invalid votes) at a shareholders' meeting. A qualified majority, being two—thirds of the votes represented at the general meeting and an absolute majority of the nominal value of the shares represented at the meeting, may dissolve Zurich Financial Services without liquidation (for example, in a merger where we are not the surviving entity). Dissolution by court order is possible if we become bankrupt, or for cause if shareholders holding at least 10% of the share capital so request and can establish a cause for dissolution.

Under Swiss law, any surplus arising out of a liquidation, after the settlement of all claims of all creditors, is distributed to shareholders in proportion to the paid-up nominal value of shares held.

Our registered shares will rank pari passu in respect of participation in liquidation proceeds. Upon a liquidation, any surplus proceeds will be divided proportionately among our shareholders.

Notification and Disclosure of Principal Shareholders

Under the applicable provisions of the Swiss Federal Act on Stock Exchange and Securities Trading of March 24, 1995, known as the Swiss Stock Exchange Act, effective since January 1, 1998, whoever directly, indirectly or in concert with third parties reaches, exceeds or falls below the thresholds of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of a Swiss corporation listed on the SWX Swiss Exchange must so notify the corporation and the SWX Swiss Exchange within four SWX Swiss Exchange trading days, whether or not the voting rights can be exercised. Following receipt of this notification, the corporation has to inform the public of the notification within two SWX Swiss Exchange trading days. We are also required under the Swiss Code of Obligations to disclose in the notes to our financial statements the identity of shareholders holding more than 5% of all voting rights and their percentage ownership of our registered shares, if we know or have reason to know of such shareholders.

Mandatory Tender Offer

Under the Swiss Stock Exchange Act, whoever directly, indirectly or in concert with third parties acquires more than 33⅓% of the voting rights of a listed Swiss company must submit a takeover bid to all remaining shareholders. This mandatory bid obligation may be waived, for example, if another shareholder owns a higher percentage of voting rights than the acquiror. A waiver from the mandatory bid rule may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and implementing ordinances. The mandatory bid rules may be waived by a provision in the articles of incorporation of a Swiss company. However, our Articles of Incorporation do not contain such a waiver.

Cancellation of Remaining Equity Securities

Under Swiss law, any offeror who has made a tender offer for the shares of a Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the exchange offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the exchange offer for the benefit of the holders of the cancelled equity securities.

Auditors

We have appointed PricewaterhouseCoopers AG, Stampfenbachstrasse 73, 8035 Zurich, as our statutory auditors and as auditors of our consolidated accounts. Our shareholders must confirm the appointment of our auditors on an annual basis at our ordinary general shareholders' meeting.

OBT Treuhand AG has been appointed as special auditors for purposes of Articles 652f, 653f and 653i of the Swiss Code of Obligations.

Exchange Controls and Other Limitations

Other than in connection with government sanctions imposed on Iraq, Yugoslavia, UNITA (Angola), Myanmar, Zimbabwe and on persons or organizations with links to Osama bin Laden, the "Al-Qaida" group, the Taliban and other terrorist groups, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of registered shares.

TAX CONSIDERATIONS

The information presented under the caption "Swiss Taxation" is a discussion of the material, Swiss tax consequences of the acquisition, ownership and sale or other disposition of the Pre-emptive Rights, Entitlements and registered shares. The information presented under the caption "U.K. Taxation" is a discussion of the material U.K. tax consequences of the acquisition, ownership and sale or other disposition of the Pre-emptive Rights and registered shares. The information presented under the caption "U.S. Federal Income Taxation" below is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Pre-emptive Rights and registered shares by a U.S. Holder (as defined below). The information presented under the caption "Dutch Taxation" is a discussion of the material Dutch tax consequences of the acquisition, ownership and sale or other disposition of the Pre-emptive Rights and registered shares. These discussions are not a complete analysis or listing of all of the possible tax consequences of these transactions and do not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general description below may also apply to you.

This discussion does not generally address any aspects of Swiss taxation other than income and capital taxation, withholding tax and stamp duties upon transfer of securities, any aspects of U.K. taxation other than taxation of chargeable gains and dividends, stamp duty and stamp duty reserve tax, any aspects of U.S. taxation other than federal income taxation or any aspect of Dutch taxation other than individual and corporate income tax.

You should consult your own tax advisors regarding the applicable tax consequences resulting from the acquisition, ownership and disposition of the Pre-emptive Rights, Entitlements and registered shares based on your particular circumstances as well as any tax consequences arising under the laws of Switzerland, the United Kingdom, the United States, the Netherlands or any other applicable foreign jurisdiction.

Swiss Taxation

This summary of certain aspects of the Swiss federal tax consequences is based on Swiss law and regulations and the practice of the Swiss federal tax administration now in effect, all of which are subject to change, possibly with retroactive effect.

This summary does generally not address cantonal and municipal taxes. Cantons and municipalities are obliged, as concerns individual and corporate income taxes, to adhere to certain framework taxation rules stipulated in the Swiss federal tax harmonization act, which are essentially analogous to the Swiss federal individual and corporate income taxation rules addressed hereinafter.

Offering of Pre-emptive Rights

Individual and Corporate Income Tax

The offering of Pre-emptive Rights to our shareholders will not be subject to Swiss federal individual and corporate income tax (*Einkommens- und Gewinnsteuer*).

Withholding Tax

The offering of Pre-emptive Rights will not be subject to Swiss federal withholding tax (*Verrechnungssteuer*).

Federal Stamp Tax upon Transfer of Securities

The offering of Pre-emptive Rights will not be subject to Swiss federal stamp tax upon the transfer of securities (*Umsatzabgabe*).

Exercise of Pre-emptive Rights

Individual and Corporate Income Tax

The exercise of Pre-emptive Rights by our shareholders will not be subject to Swiss federal individual and corporate income tax.

Withholding Tax

The exercise of Pre-emptive Rights will not be subject to Swiss federal withholding tax.

Federal Stamp Tax

We will be subject to and pay to the Swiss federal tax authority 1% issuance stamp tax (*Emissionsabgabe*) on the cash consideration received for the issuance of the New Shares less certain costs incurred in connection therewith.

Sale of Pre-emptive Rights and Entitlements

Individual and Corporate Income Tax

A Swiss resident individual who sells or otherwise disposes of Pre-emptive Rights or Entitlements realizes a tax-free capital gain, a tax-neutral capital loss respectively, provided that he or she holds the Pre-emptive Rights or Entitlements as part of his or her private property.

Swiss resident corporations, Swiss resident individuals and foreign resident individuals and corporations holding Pre-emptive Rights or Entitlements as part of Swiss business assets are required to recognize capital gains or losses realized on the sale of Pre-emptive Rights or Entitlements as earnings in their income statement for the respective tax period, and will be taxable on any net taxable earnings for such period. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed professional securities dealers due to frequent dealing, debt financed purchases, purposeful proceeding and like criteria.

Individuals and corporations which are not resident in Switzerland for tax purposes and which do not hold Pre-emptive Rights or Entitlements as part of Swiss business assets are not subject to Swiss federal individual or corporate income tax on the gains they realize upon the sale of Pre-emptive Rights or Entitlements.

Withholding Tax

The sale of Pre-emptive Rights and Entitlements will not be subject to Swiss federal withholding tax.

Federal Stamp Taxes

The sale of the Pre-emptive Rights and Entitlements will not be subject to the Swiss federal stamp taxes on the transfer of securities, with the exception that the transfer or settlement of Entitlements after payment of the issue price may be subject to Swiss federal stamp taxes on the transfer of securities of up to 0.15%.

Taxation of Dividends and of Cash-out Payments

Withholding Tax

Dividends paid and similar cash or in-kind distributions that we make to holders of registered shares (including dividends on liquidation proceeds exceeding the nominal value of the registered shares and stock dividends) are subject to a Swiss federal withholding tax, currently at a rate of 35%. The treatment of cash-out payments is discussed below under "—Cash-out Payments." We are required to withhold the Swiss federal withholding tax from the gross distribution and pay it to the Swiss federal tax authority. The Swiss federal withholding tax is usually refundable in full to a Swiss resident, as defined in the Swiss federal withholding tax act, who receives a distribution if such Swiss resident is the beneficial owner of the distribution at the time the distribution is due and duly reports the gross distribution received in its individual income tax return or, as the case may be, recognizes the distribution for tax purposes as earnings in its income statement.

If you receive a distribution from us and you are not a Swiss resident for tax purposes and do not hold our registered shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business, you may be entitled to a full or partial refund of the Swiss withholding tax if the country in which you reside has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the prerequisites of the treaty have been met. For example, the rate of withholding under the U.S.-Swiss tax treaty is generally reduced to 15%. You should be aware that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. For example, relief under the U.S.-Swiss tax treaty is granted for holders of registered shares by way of a refund of the withholding tax. A U.S. holder of registered shares may obtain the applicable refund of Swiss federal withholding tax by filing the Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals) with the Swiss federal tax authority. You should consult your own tax adviser about receipt, ownership, purchase, sale or other dispositions of shares and the procedures for claiming a refund of the Swiss federal withholding tax.

As of January 1, 2002, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby under certain circumstances all or part of the Swiss withholding tax may be refunded.

Albania
Argentina
Australia
Austria
Belarus
Belgium
Bulgaria
Canada
Croatia
Czech Republic
Denmark
Ecuador
Egypt
Finland
France
Germany
Greece
Hungary
Iceland
India
Indonesia
Italy
Ivory Coast
Republic of Ireland
Jamaica
Japan
Krgystan
Kazakhstan
Republic of Korea (South Korea)
Kuwait
Luxembourg
Macedonia
Malaysia
Mexico
Moldova
Morocco
The Netherlands
New Zealand
Norway
Pakistan
People's Republic of China
Philippines
Poland
Portugal
Romania
Russia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Thailand
Trinidad and Tobago
Tunisia
United Kingdom
United States
Venezuela
Vietnam

In addition, negotiations have been completed for new double taxation treaties with Armenia, Estonia, Georgia, Israel, Latvia, Lithuania, Mongolia, Ukraine, Uzbekistan and Zimbabwe.

Individual and Corporate Income Tax

Swiss resident individuals and individuals resident abroad, who hold our registered shares as part of Swiss business assets, and who receive dividends and similar distributions (including stock dividends and liquidation proceeds in excess of the nominal value of the registered shares) are generally required to include such amounts in his or her personal income tax return and will be taxable on any net taxable income (including our distribution) for the respective tax period. The tax treatment of cash-out payments is discussed below under "—Cash-out Payments."

Swiss resident corporate taxpayers and corporate taxpayers resident abroad which hold our registered shares as Swiss business assets, who receive dividend distributions on our registered shares, including liquidation proceeds are required to recognize the distributions as earnings in their income statement for the respective tax period, and will be taxable on any net taxable earnings (including our distributions) for such period. The tax treatment of cash-out payments is discussed below under "— Cash-out Payments." Corporate taxpayers may qualify for dividend relief if the registered shares they hold have an aggregated market value of at least CHF 2m (*Beteiligungsabzug*). Dividend relief usually leads to full exemption of dividend income from income tax.

Recipients of dividends and similar distributions on our registered shares who are neither residents of Switzerland nor hold our registered shares as part of Swiss business assets are not subject to Swiss individual or corporate income taxation in respect of such distributions.

Cash-out Payments

In an initial assessment, the Swiss federal tax authority has taken the view that payments to holders in connection with the cash-out mechanism should be characterized as distributions from us to holders even though we are not entitled to such cash. As a result of this characterization, payments to holders will be subject to Swiss federal withholding tax at a rate of 35%, or such lower rate applicable pursuant to a tax treaty to which Switzerland is a party. The procedures applicable to the refund of Swiss withholding taxes, described above under "—Withholding Tax," will apply to Swiss taxes withheld from payments of cash-out proceeds. This characterization implies that the income tax treatment of the cash-out payments will be the same as described above for dividends.

We are considering the possibility of requesting a review of the Swiss tax authority's assessment. In the event that the assessment is not reviewed, or if reviewed, the assessment is unchanged, payments to holders under the cash-out mechanism will be subject to withholding tax as aforesaid.

Holding and Disposition of Registered Shares

Wealth and Capital Tax

Swiss resident individuals and individuals resident abroad who hold our registered shares as part of Swiss business assets are required to report their registered shares as part of their wealth and will be subject to cantonal and municipal wealth tax, provided that their net taxable wealth exceeds applicable allowances. Swiss resident corporate taxpayers and corporate taxpayers resident abroad who hold our registered shares as part of Swiss business assets are required to include their registered shares into their financial statement and will be subject to cantonal and municipal capital tax on taxable capital, as defined. Individuals and legal entities not resident in Switzerland and who do not hold our registered shares as part of Swiss business assets are not subject to wealth or capital tax.

Sale of Registered Shares

A Swiss resident individual who sells or otherwise disposes of our registered shares realizes a tax-free capital gain, a tax-neutral capital loss respectively, provided that he or she holds our registered shares as part of his or her private property.

Swiss resident corporations, Swiss resident individuals, and non-Swiss resident individuals and corporations, holding our registered shares as part of Swiss business assets, are required to recognize capital gains or losses realized on the sale of our registered shares as earnings in their income statement for the respective tax period, and will be taxable on any net taxable earnings for such period. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed professional securities dealers due to frequent dealing, debt financed purchases, purposeful proceeding and like criteria.

Individuals and corporations which are not resident in Switzerland for tax purposes and which do not hold our registered shares as part of Swiss business assets are not subject to Swiss federal individual or corporate income tax on the gains they realize upon the sale of our registered shares.

Federal Stamp Tax

The purchase or sale of our registered shares, whether by Swiss resident or non-resident persons, may be subject to Swiss federal stamp taxes on the transfer of securities of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss federal stamp tax act and no exemption applies. If our registered shares are not sold for a cash consideration, the transfer stamp duty is computed on the basis of the market value of the consideration.

U.K. Taxation

The following is a summary of certain U.K. tax consequences for shareholders who are resident or ordinarily resident in the United Kingdom, who hold their registered shares as an investment and who control less than 10% of the voting power of Zurich Financial Services. The summary is based on current U.K. law and Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. The summary addresses the receipt of the Pre-emptive Rights in the rights offering, the sale of those Pre-emptive Rights and the acquisition of New Shares pursuant to the exercise of the Pre-emptive Rights received in the rights offering. It should be appreciated that certain of those U.K. tax consequences are not entirely clear, and the summary below sets out the expected treatment. The summary also covers certain U.K. tax consequences relating to the ownership and disposal of registered shares. The summary does not purport to be a complete analysis of all potential U.K. tax consequences for holders of registered shares and does not deal with the tax treatment of holders of American Depositary Receipts.

Any shareholder who is in any doubt about his tax position should consult an appropriate independent professional advisor.

Taxation in Respect of the Offering and Disposal of Pre-emptive Rights

The issue of New Shares to a shareholder pursuant to the exercise of Pre-emptive Rights received in the rights offering is expected to be treated for the purposes of tax on chargeable gains as a reorganization of our share capital. Accordingly, to the extent that shareholders take up all or part of their Pre-emptive Rights under the rights offering in respect of their original shareholding of registered shares they should not be

treated as making a part disposal of their original registered shares and no liability to U.K. tax on capital gains in respect of the New Shares issued should arise.

Instead, the New Shares should be treated as the same asset as, and having been acquired at the same time as, the original registered shares in respect of which the New Shares are issued and the amount of the subscription monies paid for the New Shares will be added to the allowable expenditure for the original holding to give the deemed acquisition cost of the enlarged holding. Save that, where an individual's original holding is treated as consisting of more than one asset for the purposes of capital gains tax, the New Shares acquired will be attributed pro rata to each such asset and the subscription monies will be allocated accordingly.

Shareholders who are within the charge to U.K. corporation tax will continue to obtain the benefit of indexation allowance on the enlarged holding(s), although for the purposes of calculating the indexation allowance on any disposal of the enlarged holding(s) the expenditure incurred in subscribing for the New Shares will be treated generally as incurred only when the shareholder made payment, not from the time the original holding(s) were deemed to be acquired.

For a shareholder who is not within the charge to U.K. corporation tax, indexation allowance was frozen by reference to the Retail Prices Index at April 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realized on a disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on how long the shares have been held since April 6, 1998, or since the shares were acquired, whichever is the later and on whether that asset qualified for the business or non-business rate of taper. For taper relief purposes, the New Shares acquired will be treated as acquired at the time of acquisition of the existing asset or assets, as described above.

Shareholders who sell or otherwise dispose of (otherwise than pursuant to the cash-out mechanics described in "The Ordinary Capital Increase with Pre-emptive Rights—Cash-out Mechanics") all or part of their Pre-emptive Rights to subscribe for New Shares may, depending on their circumstances, incur a liability to U.K. tax on chargeable gains. Although the position is not certain (particularly in the light of the treatment which the Swiss tax authorities may adopt as set out in the section "Swiss Taxation—Taxation of Dividends and of Cash-out Payments—Cash-out Payments"), it is expected that shareholders who do not exercise or sell their Pre-emptive Rights and receive their pro-rata share of the Premium pursuant to the cash-out mechanics described in "The Ordinary Capital Increase with Pre-emptive Rights—Cash-out Mechanics" may incur a liability to U.K. tax on chargeable gains rather than a liability to U.K. tax on income. In the event that any Swiss withholding tax is levied on the Premium, shareholders are advised to consult their professional advisers as to whether any amount of such tax is creditable.

Taxation of Dividends

Income Tax and Corporation Tax

Shareholders who are resident in the United Kingdom will, in general, be subject to income tax or corporation tax on the total of the dividends received on their registered shares plus any withholding tax deducted in Switzerland.

Withholding Tax and Tax Credits

When we pay dividends we are required to withhold 35% of the gross amount of the dividend paid to U.K. resident shareholders. Shareholders who are resident in the United Kingdom will generally be able to reclaim an amount equal to 20% of the gross amount of the dividend from the Swiss tax authorities under the U.K./Switzerland Tax Treaty. The remaining 15% Swiss withholding tax is generally allowed as a credit against the U.K. tax liability of a U.K. resident shareholder but any excess of such Swiss withholding tax over the U.K. tax payable on the aggregate amount of the dividend and the Swiss withholding tax is generally not refundable.

Tax Liability for Individual Shareholders

For an individual shareholder who is liable to U.K. tax on the dividend at the Schedule F Ordinary Rate (currently 10%), the credits for Swiss tax deducted at source will exceed his U.K. income tax liability in respect of the dividend and he will have no further U.K. tax to pay. For an individual shareholder who is liable to U.K. tax on the dividend at the Schedule F Upper Rate (currently 32.5%) the U.K. tax will be

chargeable on the gross dividend with credit for Swiss tax deducted at source at up to 15%. In appropriate cases, a shareholder will be entitled to a repayment of Swiss tax as described above.

Tax Liability for Corporate Shareholders

A shareholder within the charge to U.K. corporation tax and resident (for tax purposes) in the United Kingdom will be liable for U.K. corporation tax on the receipt of the gross dividend with credit for the Swiss tax deducted at source at up to 15%. In appropriate cases, a shareholder will be entitled to a repayment of Swiss tax as described above.

Taxation of Chargeable Gains in Respect of a Disposal of Registered Shares

Shareholders who are either resident or ordinarily resident in the United Kingdom will, in general, be subject to tax on chargeable gains on a disposal of their registered shares and may realize a chargeable gain or an allowable loss on any such disposal.

Holders of our registered shares who are neither resident nor ordinarily resident in the United Kingdom will not normally be liable for tax on chargeable gains unless they carry on a trade, profession or vocation in the United Kingdom through a branch or agency (or possibly for holders who are companies, if proposals published by the Inland Revenue in July 2002 are enacted, through a U.K. permanent establishment, as regards accounting periods commencing on or after January 1, 2003) and the registered shares are or have been used in or for the purpose of such trade, profession or vocation or are or have been used or held by or for the purposes of the branch or agency. In addition, shareholders who are individuals and who dispose of their registered shares while they are temporarily non-resident may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the United Kingdom.

For investors who are individuals (or other non-corporate shareholders), taper relief which reduces a chargeable gain depending on the length of time for which an asset is held by the individual may be available to reduce the amount of a chargeable gain realized on a disposal of our registered shares. For corporate shareholders an indexation allowance should be available to reduce the amount of the chargeable gain realized on a disposal of our registered shares, but will not be available to create or increase an allowable loss on such a disposal.

Stamp Duty and Stamp Duty Reserve Tax

It is not expected that any charge to stamp duty should arise on the issue of the Pre-emptive Rights or the New Shares pursuant to the offering. Nor is it expected that any charge to stamp duty should arise in relation to the transfer of Pre-emptive Rights or registered shares provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or any matter or thing done or to be done in the United Kingdom. No stamp duty should be payable on the paperless transfer of CDIs in the Pre-emptive Rights or registered shares within CREST.

It is not expected that any charge to stamp duty reserve tax should arise on the issue of the Pre-emptive Rights or the New Shares pursuant to the offering, or on an agreement to transfer the Pre-emptive Rights, registered shares or CDIs in the Pre-emptive Rights or registered shares.

U.S. Federal Income Taxation

The following general discussion summarizes certain U.S. federal income tax consequences of the receipt, exercise and disposition of Pre-emptive Rights pursuant to the offering and the ownership and disposition of registered shares. This discussion only deals with shareholders that hold Pre-emptive Rights and registered shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address the U.S. federal income tax consequences that may be relevant to a particular shareholder subject to special treatment under certain U.S. federal income tax laws (for example, persons subject to the alternative minimum tax provisions of the Code). Also, this discussion is not intended to be wholly applicable to all categories of shareholders, some of which, such as dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations (employment, charitable or other), shareholders that hold registered shares or Pre-emptive Rights as part of a hedging or conversion transaction or a straddle, shareholders deemed to sell registered shares or Pre-emptive Rights under the constructive sale provisions of the Code, shareholders that have a functional currency other than the U.S. dollar and shareholders owning registered shares or Pre-emptive Rights through pass-through entities, may be subject to special rules.

This discussion is based on the Code, Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions and the Income Tax Convention between the United States and Switzerland (the "U.S.-Swiss tax treaty"), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below. There can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth herein.

The following discussion is limited to shareholders that are U.S. Holders. For these purposes, "U.S. Holder" means the beneficial owner of a share or a right, as applicable, that for U.S. federal income tax purposes is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more "U.S. persons" (within the meaning of the Code) or (v) a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

All shareholders should consult their own tax advisors concerning the U.S. federal income tax laws, as well as the laws of any state or local taxing jurisdiction, applicable to the receipt, ownership and disposition of Pre-emptive Rights and registered shares in light of their particular situations.

Distribution of Pre-emptive Rights

Although the matter is not free from doubt, it is our opinion that receipt of a Pre-emptive Right by a U.S. Holder will not be a taxable transaction for U.S. federal income tax purposes. The balance of this discussion assumes that the Pre-emptive Rights are received on such a tax-free basis.

Tax Basis in Rights; Holding Period of Pre-emptive Rights

We expect that the fair market value of the Pre-emptive Rights on the date they are distributed will equal or exceed 15% of the fair market value on such date of the registered shares with respect to which the Pre-emptive Rights are distributed. If that is the case, a U.S. Holder's basis in its registered shares must be allocated between the registered shares and the Pre-emptive Rights received with respect to such registered shares in proportion to the relative fair market values of the registered shares and the Pre-emptive Rights on the date of distribution.

If, however, the fair market value of the Pre-emptive Rights on the distribution date is less than 15% of fair market value of the registered shares with respect to which the Pre-emptive Rights are distributed, a U.S. Holder's basis in the Pre-emptive Rights generally will be zero and its basis in its shares generally will remain unchanged as a result of the offering. However, in such event, U.S. Holders may elect to allocate to the Pre-emptive Rights a portion of their basis in their registered shares in accordance with the allocation method described in the preceding paragraph. A U.S. Holder who wishes to make this election must attach a statement to this effect to its U.S. federal income tax return for the tax year in which the Pre-emptive Rights are received. The election will apply to all of the Pre-emptive Rights received by the U.S. Holder pursuant to the offering and once made, will be irrevocable. You should consult your own tax adviser regarding the advisability and specific procedures for making such an election in the event that the value of the Pre-emptive Rights is less than 15% of the value of the underlying registered shares.

The holding period of a Pre-emptive Right in the hands of a U.S. Holder will include the U.S. Holder's holding period of the underlying registered share with respect to which the Pre-emptive Right was distributed.

Exercise of Pre-emptive Rights

The exercise of a Pre-emptive Right by a U.S. Holder generally will not be a taxable transaction for U.S. federal income tax purposes.

A U.S. Holder's basis in each New Share acquired upon exercise of a Pre-emptive Right will equal the sum of (i) the subscription price paid by the U.S. Holder for the New Share and (ii) the U.S. Holder's tax basis (as determined above), if any, in the Pre-emptive Right exercised. The holding period of any New Share so acquired will begin on the date the Pre-emptive Right was exercised.

Sale or Exchange of Pre-emptive Rights

Gain or loss realized by a U.S. Holder on the sale or other disposition of Pre-emptive Rights will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between (i) the amount realized on the disposition and (ii) the U.S. Holder's adjusted tax basis in the Pre-emptive Rights. Such gain or loss generally will be U.S. source gain or loss, and will be treated as "long-term" capital gain or loss if the U.S. Holder's combined holding period for the Pre-emptive Right and the registered share with respect to which the Pre-emptive Rights was distributed is more than one year. The deductibility of capital losses is subject to significant limitations.

Receipt of Cash Pursuant to Cash-out Mechanism

Although the matter is not free from doubt, it is our opinion that if a U.S. Holder fails to exercise, or is legally prohibited from exercising a Pre-emptive Right, and is therefore eligible to receive cash pursuant to the cash-out mechanism, such U.S. Holder should be treated for U.S. federal income tax purposes as if such holder sold its Pre-emptive Right in a taxable transaction. The tax consequences of such a sale are described above under the heading "—Sale or Exchange of Pre-emptive Rights."

As noted above in the section "Swiss Taxation—Taxation of Dividends and of Cash-out Payments—Cash-out Payments," the Swiss tax authorities may treat the receipt of cash by a holder pursuant to the cash-out mechanism as a distribution of cash directly from us to a holder even though we are not entitled to such cash. In that event, a portion of the sale proceeds from disposition of a Pre-emptive Right will be withheld from the holder and paid over to the Swiss tax authorities. The Swiss tax withheld should be included in the amount realized by a U.S. Holder on the deemed sale of a Pre-emptive Right, even though such amounts are not received by the U.S. Holder.

U.S. Holders should note that any gain recognized by a U.S. Holder that receives cash pursuant to the cash-out mechanism will be treated as U.S. source income for foreign tax credit purposes, thereby potentially affecting such U.S. Holder's ability to effectively credit the Swiss withholding tax against its U.S. federal income tax liability.

U.S. Holders are urged to consult their own tax advisors with respect to the consequences of a failure to exercise or sell their Pre-emptive Rights and their receipt of any cash pursuant to the cash-out mechanism (including their ability to claim a foreign tax credit for any Swiss tax withheld therefrom).

Taxation of Dividends

Dividends paid to U.S. Holders with respect to registered shares will be taxable as ordinary income to the U.S. Holders for U.S. tax purposes to the extent such dividends are paid out of our current or accumulated earnings and profits, as determined for U.S. tax purposes, based on the U.S. dollar value of the dividend on the date it is actually or constructively received (calculated by reference to the spot rate on the relevant date). Any distributions made by us in excess of our current and accumulated earnings and profits will be treated first as a return of capital to the extent of the U.S. Holder's basis in the registered shares and thereafter as a capital gain. For foreign tax credit limitation purposes, dividends paid by us will be income from sources outside of the United States. The dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations for dividends paid by U.S. corporations.

Subject to certain limitations and restrictions, a U.S. Holder may elect to credit the Swiss tax withheld against its United States federal income tax liability. U.S. holders entitled to the benefits under the U.S.-Swiss tax treaty with respect to income derived in connection with the registered shares will not be entitled to credit any Swiss tax in excess of the applicable rate specified in the treaty.

You are urged to consult your own tax adviser concerning whether you are eligible for benefits under the U.S.-Swiss tax treaty, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us and the treatment of any foreign currency gain or loss on any Swiss francs received with respect to the registered shares that are not converted into U.S. dollars on the date the Swiss francs are actually or constructively received.

Sale or Exchange of Registered Shares

Gain or loss realized by a U.S. Holder on the sale or other disposition of registered shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between (i) the amount realized on the disposition and (ii) the U.S. Holder's adjusted tax basis in the registered

shares. Such gain or loss generally will be U.S. source gain or loss, and will be treated as "long-term" capital gain or loss if the registered shares have been held for more than one year. The deductibility of capital losses is subject to significant limitations.

U.S. Information Reporting and Backup Withholding

Payments made to U.S. Holders of dividends on registered shares or proceeds from the sale of Pre-emptive Rights or the sale, exchange, redemption or disposal of registered shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number (certified on IRS Form W-9) or certificate of non-U.S. status and makes any other required certification, or otherwise establishes that it is exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Dutch Taxation

General

The following summary of the Dutch tax consequences of the offering of Pre-emptive Rights and the holding of our registered shares is based on the current law and practice of the Netherlands, which is subject to changes that could (retrospectively) affect the stated tax consequences. They are intended only as a general guide and do not refer to all information which may be necessary in making the decision to accept the rights offering. The comments apply only to shareholders who are resident for tax purposes in (and only in) the Netherlands and who hold existing registered shares and will hold New Shares.

The summary of certain Dutch taxes set out below is only intended for the following investors:

(a) individuals who are resident or deemed to be resident of the Netherlands and, with respect to individual income taxation, individuals who have elected to be taxed as a resident of the Netherlands for the purposes of Dutch taxation ("Dutch Individuals"), but excluding individuals:

(i) who derive benefits from the existing registered shares or New Shares that are taxable as income from miscellaneous activities (*resultaat uit overige werkzaamheden*), which would for instance be the case where the activities with respect to the registered shares exceed normal active asset management (*normaal, actief vermogensbeheer*);

(ii) for whom the existing registered shares or New Shares or any payment connected therewith may constitute employment income or a deemed benefit from employment; and

(iii) who have a substantial interest, or a deemed substantial interest in Zurich Financial Services; and

(b) corporate entities that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation ("Dutch Corporate Entities"), and which are either:

(i) a corporation;

(ii) another entity with a capital divided into shares;

(iii) a cooperative (association); or

(iv) another legal entity that has an enterprise or an interest in an enterprise to which the existing registered shares or New Shares are attributable, but which are not:

(a) a qualifying pension fund (*pensioenfonds*);

(b) a qualifying investment fund (*beleggingsinstelling*);

(c) a corporate entity for whom the existing registered shares and New Shares qualify as a participation, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969 ("CITA"). Generally, the participation exemption applies if a holder of registered shares (i) holds an interest of at least 5 per cent. in the issued and paid-up nominal share capital of Zurich Financial Services, (ii) does not hold such interest as a portfolio investment and (iii) is not an investment fund benefiting from the provisions under article 28 of the CITA); or

(d) another entity that is exempt from Dutch corporate income tax.

For purposes of paragraph (a) (iii), a holder of shares will generally not have a substantial interest in Zurich Financial Services if the holder, whether or not together with his partner and/or certain other close relatives, does not hold, alone or together, directly or indirectly:

(a) (x) the ownership of, (y) certain other rights, such as usufruct, over, or (z) rights to acquire (whether or not already issued), shares of Zurich Financial Services representing five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Zurich Financial Services, or

(b) (x) the ownership of, or (y) certain other rights, such as usufruct over, profit participating certificates *(winstbewijzen)* that relate to five per cent. or more of the annual profit of Zurich Financial Services or to five per cent. or more of the liquidation proceeds of Zurich Financial Services.

In addition, the shareholder has a substantial interest in Zurich Financial Services if he, whether or not together with his partner and/or certain other close relatives, has the ownership of, or other rights over, shares in, or profit certificates issued by, Zurich Financial Services as described above that represent less than five per cent of the relevant thresholds as set forth above but that either formed part of a substantial interest that has been partially disposed of, or is deemed to have been partially disposed of, or that has been acquired, on a non-recognition basis.

Dutch Tax Aspects of the Rights Offering

Under the rights offering, Zurich Financial Services will offer Pre-emptive Rights to current holders of registered shares. The Pre-emptive Rights will entitle such current holder of registered shares to acquire New Shares at a discount to the market price. Alternatively, such current holder of registered shares may dispose of all or part of the Pre-emptive Rights, or allow or be deemed to allow the Pre-emptive Rights to lapse in return for a cash-out payment (the "Cash-out Payment").

Under Dutch individual and corporate income tax rules, the acquisition of New Shares at a discount pursuant to the rights offering or the disposal of the Pre-emptive Rights may result in the realization of income for the holder of the registered shares, which may be taxable in the Netherlands.

Individual and Corporate Income Tax

Dutch Individuals Not Engaged or Deemed to Be Engaged in an Enterprise

(i) Distribution of Pre-emptive Rights

The distribution of Pre-emptive Rights under the rights offering will generally not be subject to Netherlands individual income tax.

(ii) Exercise of Pre-emptive Rights

The exercise of Pre-emptive Rights under the rights offering will generally not be subject to Netherlands individual income tax.

(iii) Sale of Pre-emptive Rights

Generally, a Dutch Individual who holds registered shares that are not attributable to an enterprise from which he derives profits as an entrepreneur *(ondernemer)* or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), will not be subject to tax in the Netherlands on the realisation of income pursuant to the disposition of Pre-emptive Rights.

(iv) Receipt of Cash-out Payment

The receipt of a Cash-out Payment under the rights offering will generally not be subject to Netherlands individual income tax.

Dutch Individuals Engaged or Deemed to be Engaged in an Enterprise and Dutch Corporate Entities

(i) Distribution of Pre-emptive Rights

The distribution of Pre-emptive Rights under the rights offering will generally not be subject to Netherlands individual income tax or corporate income tax.

(ii) Exercise of Pre-emptive Rights

The benefits derived or deemed to be derived from the acquisition of New Shares at a discount pursuant to the exercise of the Pre-emptive Rights, that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), or that are derived by a Dutch Corporate Entity, will generally not lead to recognition of income or gain in the individual's or the entity's hands at the time of exercise.

(iii) Sale of Pre-emptive Rights

The benefits derived or deemed to be derived from a sale of Pre-emptive Rights that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), or that are derived by a Dutch Corporate Entity, may lead to recognition of income or gain in the individual's or the entity's hands at the time of sale.

(iv) Entitlement to Cash-out Payment

The Cash-out Payment becoming payable under the rights offering that is attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), or that is derived by a Dutch Corporate Entity, may lead to recognition of income or gain in the individual's or the entity's hands.

Dutch Tax Aspects of Holding of Registered Shares

Individual and Corporate Income Tax

Dutch Individuals Not Engaged or Deemed to be Engaged in an Enterprise

Generally, a Dutch Individual who holds existing registered shares or New Shares that are not attributable to an enterprise from which he derives profits as an entrepreneur *(ondernemer)* or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), will not be subject to taxes on income and capital gains with respect to the registered shares in the Netherlands. Instead, the individual is taxed at a flat rate of 30% on deemed income from "savings and investments" *(sparen en beleggen)*. This deemed income amounts to 4% of the average of the individual's "yield basis" *(rendementsgrondslag)*, generally, at the beginning of the calendar year and the individual's "yield basis" at the end of the calendar year (minus a tax-free amount). The yield basis would include the fair market value of the existing registered shares or New Shares.

Dutch Individuals Engaged or Deemed to be Engaged in an Enterprise and Dutch Corporate Entities

Any benefits derived or deemed to be derived from the existing registered shares or New Shares (including any capital gains realised on the disposal thereof), that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), or that are derived by a Dutch Corporate Entity, are generally subject to (corporate) income tax in the individual's or entity's hands at statutory rates.

THE ORDINARY CAPITAL INCREASE WITH PRE-EMPTIVE RIGHTS

General

We are granting Pre-emptive Rights to existing holders of our registered shares, which allow those holders to subscribe for New Shares, subject to applicable securities laws. Each registered share held on the record date, October 16, 2002, entitles the holder to receive one Pre-emptive Right. The exercise of three Pre-emptive Rights entitles the exercising holder to subscribe for two New Shares against payment of the subscription price in cash. The rights offering is described in detail below. The description of the rights offering should be read in conjunction with the other sections of this offering memorandum. You should read the entire offering memorandum carefully, including the "Forward-Looking Statements" and "Risk Factors" sections and our consolidated financial statements and the notes to those financial statements.

Pre-emptive Rights which have not been exercised by their holders by the end of the Pre-emptive Rights exercise period will be allotted to the Underwriters who will exercise such Pre-emptive Rights and receive for every three Pre-emptive Rights exercised two Entitlements to be offered in the global offering (i) to the public in Switzerland, (ii) in private placements outside Switzerland and the United States in reliance on Regulation S under the Securities Act and (iii) in the United States to qualified institutional buyers in reliance on an available exemption from registration under the Securities Act.

Corporate Resolutions

At our Extraordinary General Meeting held on October 11, 2002, our shareholders approved an ordinary capital increase (*ordentliche Kapitalerhöhung*) of CHF576,027,820 through the issuance of 57,602,782 New Shares with a nominal value of CHF10 each at an issue price (*Ausgabepreis*) of CHF65 each and granted the Pre-emptive Rights to our existing shareholders. Pursuant to this shareholders' resolution, our Board of Directors is mandated to allot the Pre-emptive Rights which have not been exercised by their holders by the end of the Pre-emptive Rights exercise period, if any, to the Underwriters for exercise by them. No later than on October 30, 2002, a meeting of our Board of Directors (or a committee or board member duly authorized under our Articles of Incorporation and Organizational Rules) will resolve on the capital increase of the New Shares and on all amendments to our Articles of Incorporation in connection therewith (*Feststellungsbeschluss*).

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement, dated September 17, 2002, and supplemented on October 11, 2002, among us and the Underwriters, the Underwriters have severally, but not jointly, agreed to subscribe for any New Shares not taken up in the rights offering and the global offering in the proportions reflected in the following table and to pay the corresponding issue price (*Ausgabebetrag*) of CHF65 per New Share on October 30, 2002:

Underwriters	Percentage of Unsubscribed New Shares
Credit Suisse First Boston	20.5%
Goldman Sachs International	20.5
Salomon Brothers U.K. Equity Limited	20.5
UBS AG, acting through its business group UBS Warburg	20.5
Fox-Pitt, Kelton Limited	3.0
Banc of America Securities Limited	2.0
Barclays Bank plc	2.0
BNP Paribas	2.0
J.P. Morgan Securities Ltd.	2.0
Lehman Brothers International (Europe)	2.0
Bank Julius Bär & Co. AG	1.0
Bank Vontobel AG	1.0
Bank Sarasin & Co. Ltd.	1.0
Rüd, Blass & Cie. AG Bankgeschäft	1.0
Zürcher Kantonalbank	1.0

In connection with this underwriting, we have agreed to indemnify the Underwriters and certain of their affiliates against certain liabilities or to contribute to payments which they may be required to make in respect thereof.

Each of the Joint Global Coordinators may terminate its commitment under the underwriting agreement if (a) prior to the first trading day of the Entitlements (i) our shareholders' meeting shall have passed a resolution on a capital increase in a number of New Shares or at a subscription price other than the number of shares and price agreed between us and the Joint Global Coordinators, (ii) trading generally shall have been suspended or materially limited on or by any of the SWX Swiss Exchange, the London Stock Exchange, the New York Stock Exchange or the National Association of Securities Dealers, Inc., (iii) trading of any of our securities shall have been suspended on any exchange or in any over-the-counter market, (iv) a general moratorium on commercial banking activities in Switzerland, New York or London shall have been declared by either Swiss, United Kingdom, United States Federal or New York State authorities, respectively, (v) there has been any material adverse change or any developments likely to result in a material adverse change in our condition financial or otherwise, or in our earnings or business affairs, (vi) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, the United Kingdom or Switzerland and (b) if the effect of any of the events specified in clauses (v) and (vi) makes it, in the judgment of any such Joint Global Coordinator, impracticable to market the New Shares on the terms and in the manner contemplated in this offering memorandum.

We have agreed that the Underwriters will receive a commission of approximately CHF112 million, representing 3.0% of the aggregate issue price (*Ausgabebetrag*) for all New Shares being offered pursuant to the rights offering or the global offering. The Joint Global Coordinators may also receive, at our sole discretion, an additional fee for their preparation and execution of the transactions contemplated in the underwriting agreement. We will determine whether such fee will be received no later than October 30, 2002, and the Joint Global Coordinators will receive such fee, if any, no later than October 31, 2002.

The Underwriters notified the Swiss Takeover Board and the Swiss Federal Banking Commission on September 16, 2002 that in connection with the underwriting, the Underwriters will use the exception from the mandatory bid rule provided in favor of underwriting syndicates by the applicable ordinance of the Swiss Federal Banking Commission. Neither the Swiss Takeover Board nor the Swiss Federal Banking Commission have objected to that. Furthermore, the Underwriters have been granted by the Swiss Federal Banking Commission an extension of the three-month holding period generally allowed under such exception by a further three-month period ending at the end of April 2003.

The following entities are acting as joint global coordinators (the "Joint Global Coordinators") and as Underwriters:

- Credit Suisse First Boston, Uetlibergstrasse 231, 8070 Zurich, Switzerland.
- Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.
- Salomon Brothers U.K. Equity Limited (trading as Schroder Salomon Smith Barney, a member of Citigroup), Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, England. "Schroder" is a trademark of Schroders Holdings p.l.c. and is used under license by Salomon Brothers U.K. Equity Limited and Salomon Brothers International Limited.
- UBS AG acting through its business group UBS Warburg, Bahnhofstrasse 45, 8001 Zurich, Switzerland.

In addition to the Joint Global Coordinators, the following entities are acting as Underwriters:

- Fox-Pitt, Kelton Limited, 35 Wilson Street, London EC2M 2UB, England.
- Banc of America Securities Limited, 1 Alie Street, London E1 8DE, England.
- Barclays Banks plc, 5 The North Colonnade, Canary Wharf, London E14 4BB, England.
- BNP Paribas, 10 Harewood Avenue, London NW1 6AA, England.
- J.P. Morgan Securities Ltd., 10 Aldermanbury, London EC2V 7RF, England.
- Lehman Brothers International (Europe), 1 Broadgate, London EC2M 7HA, England.

- Bank Julius Bär & Co. AG, Bahnhofstrasse 36, 8001 Zurich, Switzerland.
- Bank Vontobel AG, Bahnhofstrasse 3, 8001 Zurich, Switzerland.
- Bank Sarasin & Co. Ltd, Elisabethenstrasse 62, 4051 Basel, Switzerland.
- Rüd, Blass & Cie. AG Bankgeschäft, Selnaustrasse 32, 8001 Zurich, Switzerland.
- Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland.

In the ordinary course of their business, the Underwriters and certain of their affiliates enter into commercial and investment banking transactions with Zurich Financial Services and its affiliates. Rüd Blass & Cie. AG Bankgeschäft is an indirect subsidiary of Zurich Financial Services and will participate in the offerings.

Authorization of Underwriters to Subscribe and to Pay the Issue Price as Agents

Holders of Pre-emptive Rights who exercise Pre-emptive Rights in the rights offering, by exercising such Pre-emptive Rights, will mandate each of the Underwriters individually to subscribe for, and to pay the issue price (*Ausgabebetrag*) for, the relevant number of New Shares as agents in the name and on the account of *(direkte Stellvertretung)* such exercising holders of Pre-emptive Rights.

Investors who subscribe for and acquire Entitlements in the global offering, by subscribing for and acquiring such Entitlements, will mandate each of the Underwriters individually to subscribe for, and to pay the issue price (*Ausgabebetrag*) for, the relevant number of New Shares as agents in the name and on the account of *(direkte Stellvertretung)* such investors.

Subscription and Payment of Issue Price

Based on the mandates described above, the Underwriters, either directly or through one or more Joint Global Coordinator(s), will subscribe for, and pay the issue price *(Ausgabebetrag)* for, the New Shares (i) as agents in the name and on the account of *(in direkter Stellvertretung)* those holders of Pre-emptive Rights who exercised Pre-emptive Rights in the rights offering, (ii) as agents in the name and on the account of *(in direkter Stellvertretung)* investors who are allotted Entitlements in the global offering and (iii) as principals in their own name and on their own account for any New Shares not taken up in the offerings.

Investors who subscribe for and acquire Entitlements in the global offering shall pay the offer price, which shall be determined through a bookbuilding process commencing on October 28, 2002 and ending on October 30, 2002 at the latest. Such offer price may be higher or lower than the issue price *(Ausgabebetrag)*, which the Underwriters will pay in the name and on the account of *(in direkter Stellvertretung)* the investors. If the offer price is lower than the issue price *(Ausgabebetrag)*, investors shall not have to pay such difference. If the offer price is higher than the issue price *(Ausgabebetrag)*, the Underwriters will remit to a paying agent on behalf of and as agent for our shareholders the Premium (as defined below) for distribution to certain of our shareholders. See "—Cash-out Mechanics" for a description of the Premium.

Rights Offering and Global Offering

Summary Expected Timetable. The summary timetable set forth below lists our expectation of certain important dates relating to the capital increase with Pre-emptive Rights and the offerings.

Capital increase approved by shareholders	Friday, October 11, 2002.
Record date for determining the holders of registered shares entitled to receive Pre-emptive Rights	Wednesday, October 16, 2002.
Pre-emptive Rights exercise period for rights offering	From Thursday, October 17, 2002, to Friday, October 25, 2002 at 12:00 noon CET. On October 25, 2002 at 12:00 noon CET, the exercise of Pre-emptive Rights will become irrevocable. Any Pre-emptive Rights which have not been exercised by their holders by that date and time will be allotted to the Underwriters who will exercise such Pre-emptive Rights and receive Entitlements to be offered in the global offering.
Trading of Pre-emptive Rights on virt-x	From Thursday, October 17, 2002, to Thursday, October 24, 2002.
Publication (by press release) of number of Entitlements available in the global offering	On or about Friday, October 25, 2002.
Trading of Entitlements on virt-x	From Monday, October 28, 2002, to Wednesday, October 30, 2002.
Payment and settlement of Entitlements delivered in relation to the rights offering (*i.e.*, for exercising holders of Pre-emptive Rights)	Wednesday, October 30, 2002.
Creation of New Shares	Wednesday, October 30, 2002.
Conversion of Entitlements into New Shares	Thursday, October 31, 2002.
Payment and settlement of Entitlements/New Shares delivered in relation to the global offering (*i.e.*, for investors who are allotted Entitlements in the global offering)	At the earliest on October 30, 2002 and no later than November 1, 2002. If settlement occurs on October 30, 2002, Entitlements will be delivered; otherwise New Shares will be delivered.
Listing of New Shares on the main board of the SWX Swiss Exchange and on the Official List of the U.K. Listing Authority and start of trading on virt-x and on the London Stock Exchange's market for listed securities	Thursday, October 31, 2002.

Allotment of Pre-emptive Rights in the Rights Offering. Each existing registered share will be allotted one Pre-emptive Right.

The record date for determination of holders of existing registered shares entitled to receive Pre-emptive Rights is October 16, 2002. Pre-emptive Rights will be allotted to the current shareholders as follows:

- shareholders who hold their registered shares in custody through a depository bank will be allotted Pre-emptive Rights through, and will be informed, subject to applicable laws, by, their depository bank; and
- shareholders who keep their registered shares in the form of physical certificates, e.g., at home or physically deposited in a banksafe, or in custody with our share register, will be allotted Pre-emptive Rights in the form of certificates (*Bezugsrechtsausweise*) through, and will be informed, subject to applicable laws, by, our share register.

Subscription Ratio. The exercise of three Pre-emptive Rights entitles the exercising holder to subscribe for two New Shares against payment of the subscription price (in cash) in the manner and subject to the terms and conditions set forth herein. Subscriptions will be accepted for whole New Shares only. During the Pre-emptive Rights trading period, Pre-emptive Rights can be purchased or sold on virt-x.

Subscription Price in the Rights Offering. The subscription price is CHF65 per New Share. The subscription price equals the issue price (*Ausgabebetrag*).

Trading of Pre-emptive Rights. We expect the Pre-emptive Rights to be admitted to trading on virt-x and such trading to begin on October 17, 2002 and to end on October 24, 2002.

Pre-emptive Rights Exercise Period. The period during which the Pre-emptive Rights may be exercised in the rights offering is expected to begin on October 17, 2002 and end on October 25, 2002, at 12:00 noon CET.

Exercise of Pre-emptive Rights. Pre-emptive Rights are exercised as follows:

- shareholders who hold their registered shares in custody through a depository bank must subscribe for New Shares according to the instructions provided by such depository bank; and
- shareholders who keep their registered shares in the form of physical certificates, e.g., at home or physically deposited in a banksafe, or in custody with our share register, must subscribe for New Shares according to the instructions provided by our share register.

ON OCTOBER 25, 2002, AT 12:00 NOON CET, THE EXERCISE OF PRE-EMPTIVE RIGHTS BY THEIR HOLDERS BECOMES IRREVOCABLE. PRE-EMPTIVE RIGHTS WHICH HAVE NOT BEEN EXERCISED BY THEIR HOLDERS BY THAT DATE AND TIME WILL BE ALLOTTED TO THE UNDERWRITERS FOR EXERCISE.

Allotment of Entitlements in the Global Offering. Allotments of Entitlements in the global offering are expected to take place at the earliest on October 28, 2002 and the latest on October 30, 2002.

Offer Price in the Global Offering. The offer price in the global offering will be determined through a bookbuilding process commencing on October 28, 2002 and ending on October 30, 2002 at the latest. The offer price in the global offering will be published in the electronic media immediately after allotment, on October 30, 2002 at the latest.

Trading of Entitlements. We expect the Entitlements to be admitted to trading on virt-x and such trading to begin on October 28, 2002 and to end on October 30, 2002.

Description of Entitlements. An Entitlement is a right to be delivered shares "if and when issued", i.e., which have not yet been issued by registration in the Commercial Register (*Anrecht auf noch auszugebende Aktien*). As such, each Entitlement confers a claim to delivery of a share conditional upon the valid creation of the share by formal entry of the capital increase in the Commercial Register. If, however, the capital increase does not take place and the shares are not issued, the investor has, in particular, no claim to be delivered New Shares against the Entitlements. Trading in the Entitlements takes place on a separate trading line with a different Swiss security number and is limited to a maximum of three business days. Conversion (*Gleichstellung*) of the Entitlements into New Shares takes place after the formal entry in the Commercial Register of the New Shares. As of the date of the conversion of the Entitlements, the resulting New Shares will be listed and the separate trading line for the Entitlements will cease.

Payment and Settlement of Entitlements Delivered in Relation to the Rights Offering. It is expected that payment for, and delivery of, the Entitlements to be delivered in relation to the rights offering (*i.e.*, to holders of Pre-emptive Rights who exercise their Pre-emptive Rights by the end of the Pre-emptive Rights exercise period) will take place on October 30, 2002. The Entitlements have been accepted for clearance through SIS SegaInterSettle AG, Euroclear, CREST and Clearstream.

Creation of New Shares. The New Shares will be created upon registration of the capital increase in the Commercial Register of the Canton of Zurich on October 30, 2002.

Conversion of Entitlements into New Shares. The New Shares have been accepted for clearance through SIS SegaInterSettle AG, Euroclear, CREST and Clearstream. It is expected that conversion of Entitlements into the New Shares will take place on October 31, 2002.

Payment and Settlement of Entitlements Delivered in Relation to the Global Offering. It is expected that payment for, and delivery of, the Entitlements to be delivered in relation to the global offering (*i.e.*, to investors who are allotted Entitlements in the global offering) will take place two trading days after allotment, *i.e.*, at the earliest on October 30, 2002 and no later than November 1, 2002. If settlement occurs on October 30, 2002, Entitlements will be delivered; otherwise New Shares will be delivered.

Listing and Trading of New Shares. The existing registered shares are listed on the main board of the SWX Swiss Exchange and the Official List of the U.K. Listing Authority, and are traded on virt-x and the London Stock Exchange's market for listed securities. We expect the New Shares to be listed on the main board of the SWX Swiss Exchange and the Official List of the U.K. Listing Authority, and to be admitted for trading on virt-x and the London Stock Exchange's market for listed securities. We expect that listing of the New Shares will take place, and trading in the New Shares will begin, on October 31, 2002.

Lock-up with Respect to our Authorized Capital. We have agreed that, without the prior written consent of the Joint Global Coordinators, we will not, during the period ending 90 days following October 31, 2002 (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares out of authorized capital *(genehmigtes Kapital)* or any securities convertible into or exercisable or exchangeable for shares out of our authorized capital *(genehmigtes Kapital)* or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares out of our authorized capital *(genehmigtes Kapital)*, whether any transaction described above is to be settled by delivery of shares out of our authorized capital *(genehmigtes Kapital)*, other securities, in cash or otherwise.

These restrictions will not apply to (A) the shares out of our authorized capital *(genehmigtes Kapital)* to be sold pursuant to the underwriting agreement, (B) the issuance by us of shares out of our authorized capital *(genehmigtes Kapital)* upon the exercise of an option, right, warrant or the conversion of a security outstanding on September 17, 2002, (C) transactions by any person other than ourselves relating to shares out of our authorized capital *(genehmigtes Kapital)* or other securities acquired in open market transactions after the completion of the rights offering, or (D) any arrangement by ourselves relating to structured reinsurance solutions involving the redemption of notes with shares out of our authorized capital *(genehmigtes Kapital)*, provided that such redemptions will not take place during the period ending 90 days following October 31, 2002.

Hedging and Stabilization. We have agreed with the Underwriters that for 180 days following October 11, 2002, we will not take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any of our securities. However, this prohibition shall not apply to any purchase of registered shares by us to satisfy any obligation under an employee benefit plan.

UBS AG, acting through its business group UBS Warburg, on behalf of each of the Underwriters, may engage in trading activity for the sole purpose of hedging their commitments under the underwriting agreement. Such activity may include purchases and sales of our securities and instruments (including the Pre-emptive Rights, Entitlements and New Shares) and related or other securities or instruments. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of securities not owned by them.

Purchases to cover a short position may have the effect of preventing or retarding the decline in the market price of the New Shares or Pre-emptive Rights and may maintain or otherwise affect the market price

of those securities. As a result, the price of those securities may be higher than the price that otherwise might exist in the open market.

If these trading activities are commenced, they may be discontinued at any time at the sole discretion of UBS AG, acting through its business group UBS Warburg and without notice. These transactions may be effected on the SWX Swiss Exchange, the London Stock Exchange, in the over-the-counter market or otherwise in accordance with applicable laws and regulation.

Voting Rights. Each New Share confers one vote to its holder. Voting rights can only be exercised following registration of a shareholder in our share register, which is subject to certain qualifications. See "Description of Registered Shares—Our Shares."

Dividends. The New Shares will be eligible to receive dividends declared, if any, starting with the business year ending December 31, 2002.

Cash-out Mechanics

If the offer price in the global offering exceeds the issue price (*Ausgabebetrag*), each Underwriter has agreed to remit to a paying agent on behalf of and as agent for certain of our shareholders the amount (the "Premium") by which the aggregate offer price exceeds the aggregate issue price (*Ausgabebetrag*) for such Entitlements allotted by the Underwriters in the global offering, less the transaction costs and potential taxes associated with the global offering. The paying agent will receive this Premium on behalf of and as agent for our shareholders who have neither exercised nor sold their Pre-emptive Rights during the Pre-emptive Rights exercise period and will deliver to such shareholders, upon request supported by evidence, their *pro rata* share of the Premium, less costs and taxes (including Swiss federal withholding tax), if any. For the tax treatment of cash-out payments, see "Tax Considerations."

Any transactions undertaken pursuant to this paragraph or the global offering shall be deemed to have been undertaken at the request of those persons entitled to the Pre-emptive Rights but who have neither exercised nor sold them and none of Zurich Financial Services, the Underwriters or any person procuring the subscribers or acquirers of the Entitlements or the New Shares (as the case may be) shall be responsible for any loss or damage (whether actual or alleged) arising from the terms or timing of any such subscription or acquisition (including any insufficiency or alleged insufficiency of any Premium) or for any failure to procure subscribers or acquirers. The Underwriters will be entitled to retain any brokerages, commissions or other benefits received in connection with these arrangements.

Securities Identification Numbers and Ticker Symbols

Pre-emptive Rights

Swiss Security Number (*Valorennummer*)	1482485
International Securities Identification Number (ISIN)	CH0014824855
Common Code	15543574
Ticker Symbol	"ZURN1"

Entitlements

Swiss Security Number (*Valorennummer*)	1482486
International Securities Identification Number (ISIN)	CH0014824863
Common Code	15543604
Ticker Symbol	"ZURNE"

Registered Shares

Swiss Security Number (*Valorennummer*)	1107539
International Securities Identification Number (ISIN)	CH0011075394
Common Code	11659896
Ticker Symbol	"ZURN"

Transfer/Selling Restrictions

See "Transfer Restrictions."

TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Pre-emptive Rights, the Entitlements or the New Shares offered hereby.

No actions have been taken to register or qualify the Pre-emptive Rights, the Entitlements or the New Shares offered hereby or the offerings or otherwise permit a public offering of the Pre-emptive Rights, the Entitlements or the New Shares offered hereby in any jurisdiction other than Switzerland, the Netherlands and the United Kingdom. The offer is being made in the United States to "qualified institutional buyers" as defined in Rule 144A ("QIBs") in transactions exempt from the registration requirements of the Securities Act and the offer is being made outside the United States pursuant to Regulation S under the Securities Act. The Pre-emptive Rights, the Entitlements and the New Shares offered hereby have not been and will not be registered under the Securities Act and may not be offered, sold or resold in, or to persons in, the United States except in accordance with an available exemption from registration under the Securities Act.

Purchasers in the United States

Each purchaser of Pre-emptive Rights, Entitlements or New Shares in the United States will be deemed to have represented, warranted and agreed as follows:

(1) It is a QIB, it is aware (and if it is acquiring Pre-emptive Rights, Entitlements or New Shares for the account of one or more QIBs, each beneficial owner of Pre-emptive Rights, Entitlements or New Shares is aware) that the seller of the Pre-emptive Rights, the Entitlements or the New Shares may be relying on an available exemption from the registration requirements of the Securities Act and it is acquiring the Pre-emptive Rights, the Entitlements or the New Shares for its own account or for the account of one or more QIBs for whom it is authorized to act;

(2) It understands that the Pre-emptive Rights, the Entitlements and the New Shares have not been and will not be registered under the Securities Act and may be offered, sold, pledged or otherwise transferred only (i) outside the United States in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States;

(3) It is aware that the Pre-emptive Rights, the Entitlements and the New Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and will not deposit the Pre-emptive Rights, the Entitlements or the New Shares into any unrestricted depositary receipt facility in respect of the Pre-emptive Rights, the Entitlements or the New Shares established or maintained by a depositary bank unless and until such time as such Pre-emptive Rights, Entitlements or New Shares are no longer restricted securities, including, without limitation, the existing unrestricted depositary receipt facility in which the Bank of New York is the depositary; and

(4) It understands that we and the underwriters and our and their affiliates will rely on these representations, warranties and agreements.

Purchasers Outside the United States

Each purchaser of the Pre-emptive Rights, the Entitlements and the New Shares offered hereby outside the United States will be deemed to have (a) acknowledged that the Pre-emptive Rights, the Entitlements and the New Shares have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold in, or to persons in, the United States except in accordance with an available exemption from registration and (b) represented, warranted and agreed as follows:

(1) It (a) is not in the United States and (b) is not acting for the account or benefit of a person in the United States; unless (in the case of clause (b) only) it is acting with investment discretion for such person or, if such person is a corporation or partnership, the person agreeing to purchase Pre-emptive Rights, Entitlements or New Shares is an employee of such person authorized to make this bid;

(2) It is not engaged in the business of distributing securities or, if it is, it agrees that it will not offer or resell in, or to persons in the United States (a) any Pre-emptive Rights, Entitlements or New Shares it acquires in the offering at any time or (b) any Pre-emptive Rights, Entitlements or New

Shares it acquires other than in the offering until 40 days after the commencement date, in either case other than in a transaction meeting the requirements of Rule 144A under the Securities Act; provided, however, that the foregoing shall not prohibit any sale of Pre-emptive Rights, the Entitlements or New Shares in regular way transactions on virt-x or the London Stock Exchange's market for listed securities if neither the seller not any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States;

(3) It understands that we and the managers and our and their affiliates will rely on these representations, warranties and agreements; and

(4) It understands that due to restrictions under the Securities Act, we cannot make any assurance that any rights offerings to existing shareholders will be open to shareholders resident in the United States.

All Purchasers

Each purchaser of Pre-emptive Rights, the Entitlements or the New Shares will also be deemed to have acknowledged and agreed that:

(1) It is relying on this offering memorandum in conducting its examination of Zurich Financial Services and the terms of the offering, including the merits and risks involved, and in making an investment decision regarding the Pre-emptive Rights, the Entitlements or the New Shares; and

(2) No person is authorized to give any information or make any representations other than those contained in this offering memorandum and, if given or made, such information or representations will not be relied upon as having been authorized by Zurich Financial Services or the Joint Global Coordinators nor will any such persons have any liability or responsibility therefor.

Information for Canadian Investors

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

Resale Restrictions

The distribution of the Pre-emptive Rights, the Entitlements and the New Shares is being made pursuant to exemptions from the requirement to file a prospectus. Accordingly, any resale of the Pre-emptive Rights, the Entitlements or the New Shares must be made (i) through an appropriately registered dealer or in accordance with an exemption from the registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of New Shares are advised to seek legal advice prior to any resale of New Shares.

Canadian Taxation and Eligibility for Investment

This offering memorandum does not address the Canadian tax consequences of the offering, exercise, ownership, sale or exchange of Pre-emptive Rights, Entitlements or New Shares. Prospective Canadian investors should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Pre-emptive Rights, the Entitlements or the New Shares in their particular circumstances and about the eligibility of the Pre-emptive Rights, the Entitlements or the New Shares for investment by the investor under relevant Canadian legislation.

Notice to Residents of Ireland, Japan, Luxembourg and Sweden

Residents of Ireland, Japan, Luxembourg and Sweden are not entitled to transfer or sell any Pre-emptive Rights. Such persons shall however be entitled to subscribe for New Shares by exercising any Pre-emptive Rights they are offered.

LEGAL MATTERS

Willkie Farr & Gallagher, 1 Angel Court, London EC2R 7HJ, England, our U.S. counsel, and Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG, England, U.S. counsel for the underwriters, will pass upon matters of U.S. law related to the offerings. Homburger, Weinbergstrasse 56/58, CH-8006 Zurich, Switzerland, our Swiss counsel, and Schellenberg Wittmer, Löwenstrasse 19, CH-8023 Zurich, Switzerland, Swiss counsel for the underwriters, will pass upon matters of Swiss law related to the offerings. Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, England, our English counsel, and Linklaters, One Silk Street, London EC2Y 8HQ, England, English counsel for the underwriters, will pass upon matters of English law related to the offerings.

INDEPENDENT ACCOUNTANTS

The financial statements as of December 31, 2001 and 2000 and for the years then ended included in this offering memorandum have been audited by PricewaterhouseCoopers AG of Stampfenbachstrasse 73, CH-8035 Zurich, Switzerland, independent accountants, as stated in their report appearing herein. The financial statements as of December 31, 1999 and for the year then ended of Allied Zurich p.l.c. and Zurich Allied AG, the former holding companies of the Group, have been audited by PricewaterhouseCoopers AG of Stampfenbachstrasse 73, CH-8035 Zurich, Switzerland, independent accountants.

AVAILABLE INFORMATION

We will furnish to holders or beneficial owners of the Pre-emptive Rights, Entitlements and New Shares and to prospective purchasers of the Pre-emptive Rights, Entitlements and New Shares designated by such holders or beneficial owners, upon request of such persons, the information required to be delivered under Rule 144A(d)(4) if at the time of any such request we are neither subject to the reporting requirements under Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, nor claiming exemption from such reporting requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act. We have furnished certain information to the U.S. Securities and Exchange Commission in accordance with Rule 12g3-2(b) under the Securities Exchange Act and have been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act.

SOURCES OF INFORMATION

Financial Information

Financial information in relation to us means, for the purposes of this paragraph, the information in this offering memorandum which has been extracted from our audited financial statements or our unaudited interim financial statements, or which has been extracted from those of our accounting records which are used to prepare those financial statements.

Financial information extracted from our audited financial statements or our unaudited interim financial statements is to be found in the "Summary Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Financial Statements" sections of this offering memorandum.

Financial information extracted from our accounting records which are used to prepare our audited financial statements or our unaudited interim financial statements is to be found principally in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this offering memorandum.

Potential investors should ensure that they read the whole of this offering memorandum and not just rely on key or summarized information contained within it.

Operating Information

Operating information in relation to our business derives from the following sources:

- our management accounts for the relevant accounting periods presented. These management accounts are prepared from the financial information used in the preparation of our financial statements, but may also include certain management assumptions such as those used in "business

operating profit" and "embedded value" calculations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information;

- our internal financial reporting systems supporting the preparation of our financial statements;
- certain reports commissioned by us; and
- certain of our contracts. See "Business—Material Contracts" for further information.

Operating information in relation to our business is to be found principally in the "Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this offering memorandum.

Market Information

Market information in relation to our business and our industry sector is derived from the following sources:

- independent third party reports and data;
- independent third party industry studies; and
- our own internal analysis of the public documentation available in relation to competitors within our sector.

Market information in relation to our business and industry sector is to be found principally in the "Summary," "Risk Factors," "Market Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this offering memorandum.

GENERAL INFORMATION

The Company

Zurich Financial Services was incorporated in Switzerland on April 26, 2000 as a joint stock company as defined in article 620 et seq. of the Swiss Code of Obligations. The incorporators were Zurich Group Holding, Mr. Rolf Hüppi and Mrs. Monica Mächler Erne, former director and current general counsel and company secretary respectively of Zurich Financial Services. Zurich Financial Services was registered on April 26, 2000 in the Register of Commerce of the Canton of Zurich with registered number CH-020.3.023.083-6. Our registered office is at Mythenquai 2, 8002 Zurich, Switzerland.

Purpose

Article 4 of our Articles of Incorporation provides that our purpose is to hold interests in companies active in the financial services business, including the areas of non-life insurance, life insurance, reinsurance and asset management, and that we may engage in any operations and take any measures that seem appropriate to promote our purpose or that are connected with that purpose.

Significant or Material Change

Except as disclosed on pages 3, 5, 13, 19, 28, 43, 46, 147 and 162 of this offering memorandum (in relation to certain of our recent developments, the Bâloise-Holding swap transaction, an increase in senior debt, additional asset impairment charges, and costs of our operational improvement program), there has been no significant or material change in the business or the financial or trading position of the Group since June 30, 2002, being the date to which the interim financial statements have been published.

Annual Accounts

Our annual accounts shall be closed as of December 31st of each year.

Listing Agent

Credit Suisse First Boston and UBS Warburg, a business group of UBS AG, Zurich, have acted as representatives recognized by the Admission Board of the SWX Swiss Exchange according to Article 50 of the listing rules of the SWX (*Kotierungsreglement*) in connection with the listing of the New Shares on the SWX Swiss Exchange and the admission to trading on virt-x of the Pre-emptive Rights and the Entitlements.

Paying Agents

In Switzerland, Credit Suisse First Boston serves as principal paying agent (*Hauptzahlstelle*) and Credit Suisse and UBS AG serve as paying agents (*Zahlstelle*) for our registered shares.

Registrars

In the United Kingdom, Lloyds TSB Registrars, The Causeway, Goring by Sea, Worthing, West Sussex BN99 6DA, England serves as registrars for our registered shares.

Marketing and Offer to the Public in Switzerland and the United Kingdom

Except in connection with the rights offering, none of the New Shares will be marketed or made available to the public in whole or in part in conjunction with the application for listing of those securities.

Premium

The subscription price of CHF65 per New Share represents a premium of CHF55 to the nominal value of our registered shares of CHF10 each.

Consent

PricewaterhouseCoopers AG has given and not withdrawn its written consent to the inclusion of its report and the references thereto and to its name in the form and context in which they are included in this offering memorandum and have authorized the contents of its report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

Operating Insurance and Asset Management Companies Including Branch Offices and Important Holdings of Zurich Financial Services

Zurich Financial Services is the parent company of the Group. Details of Zurich Financial Services' principal subsidiary undertakings as of October 7, 2002 (all of which are wholly owned, directly or indirectly, by Zurich Financial Services unless otherwise specified, and references to a "branch" in the column "% equity shares held" mean that we have a physical presence in such location, but there is no legal entity separately incorporated under the laws of that particular jurisdiction) are as follows:

Subsidiary	Country of incorporation/location	Principal activity	% equity shares held
BG Investments Ltd.	Bermuda	Corporate	100
Centre Group Holdings Limited	Bermuda	Centre	100
Centre Life Reinsurance Limited	Bermuda	Centre	100
Centre Reinsurance (U.S.) Limited	Bermuda	Centre	100
Centre Reinsurance Limited	Bermuda	Centre	100
Centre Solutions (Bermuda) Limited	Bermuda	Centre	100
Centre Solutions (U.S.) Limited	Bermuda	Centre	100
CentreLine Reinsurance	Bermuda	Centre	100
Global Asset Holdings Limited	Bermuda	Corporate	100
ZCM Holdings (Bermuda) Limited	Bermuda	Capital Markets & Banking	100
Zurich Insurance Company	Bermuda	Non-Life Insurance	branch
Zurich International (Bermuda) Ltd.	Bermuda	Non-Life Insurance	100
Bonnfinanz AG für Vermögensberatung und Vermittlung	Germany	Investment Management	79.22
Deutscher Herold Aktiengesellschaft	Germany	Holding	76.429
Deutscher Herold Allgemeine Versicherung Aktiengesellschaft	Germany	Non-Life Insurance	100
Deutscher Herold Lebensversicherungs-Aktiengesellschaft	Germany	Life Insurance	100
Zurich Agrippina Lebensversicherungs AG	Germany	Life Insurance	99.20
Zurich Agrippina Versicherung AG	Germany	Non-Life Insurance	99.60
Zurich Beteiligungs Aktiengesellschaft (Deutschland)	Germany	Corporate	100
Zurich Life Insurance Company	Germany	Life Insurance	branch
Centre Insurance International Company	Ireland	Centre	100
Centre Reinsurance International Company	Ireland	Centre	100
Orange Stone Holdings	Ireland	Corporate	100
Orange Stone Reinsurance	Ireland	Corporate	100
Zurich Bank	Ireland	Capital Markets & Banking	95
Zurich Insurance Company	Italy	Non-Life Insurance	branch
Zurich Investments Life S.p.A.	Italy	Life Insurance	100
Zurich España, Compañia de Seguros y Reaseguros, S.A.	Spain	Non-Life Insurance	99.78
Alpina Insurance Company Ltd.	Switzerland	Non-Life Insurance	100
Zurich Group Holding	Switzerland	Corporate	100
Zurich Insurance Company	Switzerland	Corporate/Non-Life Insurance	100
Zurich Life Insurance Company Ltd.	Switzerland	Life Insurance	100
Allied Dunbar Assurance p.l.c.	United Kingdom	Life Insurance	100
Eagle Star Holdings Limited	United Kingdom	Corporate	100
Eagle Star Insurance Company Limited	United Kingdom	Non-Life Insurance	100
Eagle Star Life Assurance Company Limited	United Kingdom	Life Insurance	100
Turegum Insurance Company	United Kingdom	Reinsurance - discontinued	branch
Zurich Financial Services (UKISA) Ltd.	United Kingdom	Corporate	100
Zurich Capital Markets (UK) Limited	United Kingdom	Capital Markets & Banking	100
Zurich Insurance Company	United Kingdom	Non-Life Insurance	branch

Subsidiary	Country of incorporation/location	Principal activity	% equity shares held
Threadneedle Asset Management Holdings, Limited	United Kingdom	Asset Management	100
Zurich Specialties London Limited	United Kingdom	Non-Life Insurance/Reinsurance	100
Centre Life Insurance Company	United States	Centre	100
Centre Insurance Company	United States	Centre	100
Farmers Group, Inc.	United States	Farmers Management Services	100
Farmers New World Life Insurance Company	United States	Life Insurance	100
Federal Kemper Life Assurance Company	United States	Life Insurance	100
Kemper Corporation	United States	Corporate	100
Kemper Investors Life Insurance Company	United States	Life Insurance	100
Maryland Casualty Company	United States	Non-Life Insurance	100
Universal Underwriters Insurance Company	United States	Non-Life Insurance	100
ZC Specialty Insurance Company	United States	Centre	100
Zurich American Insurance Company (and subsidiaries)	United States	Non-Life Insurance	100
Zurich Capital Markets Inc.	United States	Capital Markets & Banking	97.9
Zurich Holding Company of America, Inc.	United States	Corporate	100
Zurich Reinsurance Centre Holdings, Inc.	United States	Corporate	100

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the offices of Zurich Financial Services, Mythenquai 2, 8002 Zurich during usual business hours on any business day, until October 31, 2002:

1. the Articles of Incorporation of Zurich Financial Services (both the German original and an English translation);
2. the material contracts referred to in the "Business—Material Contracts" section of this offering memorandum;
3. the consent letter from PricewaterhouseCoopers AG referred to in "General Information—Consent";
4. the letter from PricewaterhouseCoopers AG referred to in "Capitalization and Indebtedness" and set out on page 30 of this offering memorandum;
5. the consolidated audited accounts of Zurich Financial Services for the two financial periods ended December 31, 2000 and 2001; and
6. this offering memorandum.

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INDEX TO FINANCIAL STATEMENTS

Zurich Financial Services Group

Half Year Consolidated Financial Statements

Review Report by the Group Auditors

To the Board of Directors and Shareholders of Zurich Financial Services

We have reviewed the half year consolidated financial statements (balance sheet, statement of income, statement of cash flows, statement of shareholders' equity, schedules and notes on pages F-3 to F-20) of Zurich Financial Services as of and for the six months ended 30 June 2002 and 30 June 2001. These financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these half year consolidated financial statements based on our review.

We conducted our reviews in accordance with the International Standard on Auditing applicable to review engagements and standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated half year financial statements for them to be in conformity with International Accounting Standards and Swiss Law.

PricewaterhouseCoopers AG

CM Stooke W Eriksen-Grundbacher

Zurich, 4 September 2002

Zurich Financial Services Group

Half Year Consolidated Financial Statements

Half Year Consolidated Statement of Income (unaudited) for the half years ended 30 June

in USD millions

	Notes	2002	2001
Revenues			
Gross written premiums and policy fees		20,727	17,515
Less premiums ceded to reinsurers		–3,803	–2,688
Net written premiums and policy fees		16,924	14,827
Net change in reserves for unearned premiums		–1,774	–1,588
Net earned premiums and policy fees		15,150	13,239
Farmers management fees and other related revenue		885	829
Asset management fee income		442	738
Net investment income	6	3,177	3,161
Net realized capital gains on investments	6	56	817
Net unrealized capital losses on investments	6	–178	–262
Gain on disposal of businesses	4	463	—
Other income		453	513
Total revenues		20,448	19,035
Benefits, losses and expenses			
Non-life losses and loss adjustment expenses	8	–9,839	–7,201
Death and other life insurance benefits		–3,355	–3,080
Increase in future life policyholders' benefits		–1,099	–633
Policyholder dividends and participation in profits		–185	–157
Underwriting and policy acquisition costs		–2,788	–2,311
Other operating and administrative expenses		–3,397	–3,280
Interest expense on debt	9	–324	–382
Other interest expense		–396	–445
Amortization of goodwill and other intangible assets		–893	–208
Total benefits, losses and expenses		–22,276	–17,697
Operating (loss)/income		–1,828	1,338
Net income tax expense	11	–138	–435
Net (loss)/income before minority interests		–1,966	903
Net income applicable to minority interests		–63	–42
Net (loss)/income		–2,029	861
in USD			
Basic earnings per share		–24.34	10.30
Diluted earnings per share		–24.34	10.26

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

Zurich Financial Services Group

Half Year Consolidated Financial Statements

Half Year Consolidated Balance Sheet (unaudited)

in USD millions

Assets	Notes	30/6/2002	31/12/2001	30/6/2001
Investments				
Fixed maturities, of which:		90,616	69,732	69,387
Held-to-maturity		1,009	733	660
Available-for-sale		87,388	66,845	66,643
Trading		2,219	2,154	2,084
Equity securities, of which:		30,668	26,059	27,108
Available-for-sale		20,117	16,292	18,261
Trading		10,551	9,767	8,847
Investments held by investment companies		1,339	1,153	1,043
Investments in associates		897	833	902
Real estate held for investment		7,071	5,741	5,481
Mortgage loans		8,037	4,569	4,266
Policyholder, collateral and other loans		6,822	5,746	3,045
Other investments		1,415	1,181	1,198
Short-term investments		1,329	1,403	1,419
Cash and cash equivalents		7,740	7,231	8,102
Total investments		155,934	123,648	121,951
Other assets				
Receivables from policyholders		2,663	2,071	2,229
Receivables from agents, brokers and intermediaries		4,930	3,187	3,721
Other receivables		5,051	6,375	4,326
Accrued investment income		1,886	1,462	1,402
Reinsurance assets		20,494	18,312	15,054
Deferred policy acquisition costs		10,402	9,384	8,995
Real estate held for own use and fixed assets		3,070	2,859	2,745
Intangible assets, of which:		3,237	4,659	4,879
Goodwill		823	1,059	1,046
Present value of profits of acquired insurance contracts (PVP)		1,248	986	1,173
Other intangible assets		34	1,461	1,485
Attorney-in-fact relationships		1,132	1,153	1,175
Deferred income tax		3,844	3,195	4,529
Other assets		1,757	1,602	2,762
Mortgage loans given as collateral	4	3,632	—	—
Separate account (unit-linked) assets		58,803	54,851	52,814
Total other assets		119,769	107,957	103,456
Total assets		275,703	231,605	225,407

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

	Notes	30/6/2002	31/12/2001	30/6/2001
Liabilities and shareholders' equity				
Liabilities				
Reserves for losses and loss adjustment expenses, gross	8	42,498	37,221	35,300
Reserves for unearned premiums, gross	7	12,321	9,644	10,146
Future life policyholders' benefits, gross	7	71,658	46,910	43,877
Policyholders' contract deposits and other funds, gross	7	18,057	17,644	17,340
Other insurance reserves		3,566	2,850	2,857
Funds held under reinsurance contracts		4,011	2,960	3,102
Obligation to repurchase securities		3,257	3,400	1,994
Deferred income tax		5,233	5,171	7,025
Accrued expenses		2,480	2,576	2,484
Deferred front-end fees		2,422	2,407	2,319
Debt related to capital markets & banking and risk financing activities	9	7,293	6,381	5,726
Senior debt	9	2,943	3,187	4,287
Subordinated debt	9	1,500	1,500	1,531
Other liabilities		17,067	13,129	11,746
Collateralized loans	4	3,632	—	—
Separate account (unit-linked) liabilities		60,357	55,905	53,913
Total liabilities		258,295	210,885	203,647
Minority interests, of which:		2,535	2,978	2,480
Preferred securities		2,265	2,560	2,046
Other		270	418	434
Shareholders' equity				
Preferred securities	10	1,096	1,096	1,096
Common stock	10	626	626	626
Deferred exchangeable equity	10	349	—	—
Treasury stock		–5	–3	–1
Additional paid-in capital (capital reserve)		7,638	7,706	7,763
Net unrealized gains on investments	6	447	1,567	1,995
Cumulative translation adjustment	3	–716	–1,151	–1,413
Retained earnings		5,438	7,901	9,214
Common stockholders' equity		13,777	16,646	18,184
Total shareholders' equity		14,873	17,742	19,280
Total liabilities and shareholders' equity		275,703	231,605	225,407

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

Zurich Financial Services Group

Half Year Consolidated Financial Statements

Half Year Consolidated Statement of Cash Flows (unaudited) for the half years ended 30 June

in USD millions

	2002	2001
Cash flows from operating activities		
Operating (loss)/income	–1,828	1,338
Adjustments for:		
Net realized capital gains on investments	–56	–817
Net unrealized capital losses on investments	178	262
Gain on disposal of businesses	–463	—
Equity in income of investments in associates	7	19
Interest credited to policyholder contract deposits	300	257
Universal life and investment contract policy fee income	–177	–188
Depreciation and amortization	1,267	438
Share-based compensation expense	4	–99
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	–13	315
Reinsurance assets	–1,757	–1,710
Other receivables and payables	–191	–865
Reserves for unearned premiums	1,966	1,913
Reserves for losses and loss adjustment expenses	2,176	1,549
Future life policyholders' benefits	970	187
Other policyholders' funds	–62	1,008
Other insurance reserves	695	–525
Separate account (unit-linked) assets and liabilities	525	–256
Net changes in all other operational assets and liabilities	301	–672
Cash provided by operating activities	3,842	2,154
Income taxes paid	–257	–319
Net cash provided by operating activities	3,585	1,835
Cash flows from investing activities		
Proceeds from sales and maturities of investments in fixed maturities	24,159	26,579
Purchases of fixed maturities	–28,605	–26,671
Proceeds from sales of equity securities	18,428	11,906
Purchases of equity securities	–18,939	–13,904
Proceeds from sales of investment real estate	374	72
Additions to real estate held for investment	–24	–3
Proceeds from sales of other investments	6,410	3,719
Purchases of other investments	–6,326	–3,505
Net decrease in short-term investments	136	194
Net additions to fixed assets	–432	–402
Acquisitions of companies, net of cash acquired	–759	—
Disposals of companies, net of their cash balances	2,362	—
Investments in associates, net	–53	156
Dividends from associates	6	10
Net cash used in investing activities	–3,263	–1,849

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

	2002	2001
Cash flows from financing activities		
Deposits on universal life and investment contracts	563	1,013
Withdrawals from universal life and investment contracts	–599	–905
Net payments/proceeds from sale and repurchase agreements	–275	44
Dividends paid to shareholders	–434	–851
Proceeds from issuance of deferred exchangeable equity	349	—
Redemption/issuance of preferred securities and preferred stock by subsidiaries	–443	947
Proceeds from issuance of debt	4,099	3,898
Payments on debt outstanding	–3,217	–1,079
Net cash provided by financing activities	43	3,067
Effect of exchange rate changes on cash and cash equivalents	144	–218
Change in cash and cash equivalents	509	2,835
Cash and cash equivalents at 1 January	7,231	5,267
Cash and cash equivalents at 30 June	7,740	8,102
Supplemental disclosures of operating cash flow information		
Other interest income received	2,442	2,728
Dividend income received	342	397
Other interest expense paid	–572	–614

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

Zurich Financial Services Group Half Year Unaudited Financial Statement

Half Year Consolidated Statement of Shareholders' Equity (unaudited) for the half years ended 30 June

in USD millions, except number of share

	Number of common shares issued	Preferred securities	Common stock	Deferred exchangeable equity	Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains on investments	Cumulative translation adjustment	Retained earnings	Total shareholders' equity
Balance, 31 December 2000, as previously reported	83,886,001	—	626	—	– 2	7,712	4,076	– 387	8,649	20,674
Implementation of accounting standard SIC 12 "Consolidation—Special Purpose Entities"	—	—	—	—	—	—	– 11	– 5	16	—
Restatement of preference securities dividends	—	—	—	—	—	—	—	—	– 9	– 9
Balance, 31 December 2000, restated	83,886,001	—	626	—	– 2	7,712	4,065	– 392	8,656	20,665
Implementation of accounting standard IAS 40 "Investment Property"	—	—	—	—	—	—	– 548	—	548	—
Change in net unrealized gains on investments (excluding translation adjustments)	—	—	—	—	—	—	– 1,123	—	—	– 1,123
Translation adjustments	—	—	—	—	—	—	– 399	– 1,021	—	– 1,420
Change in net gains and losses not recognized in the income statement	—	—	—	—	—	—	– 2,070	– 1,021	548	– 2,543
Net issuance of common stock	—	—	—	—	—	36	—	—	—	36
Net issuance of preferred securities	—	1,096	—	—	—	—	—	—	—	1,096
Treasury stock transactions	—	—	—	—	1	15	—	—	—	16
Net income	—	—	—	—	—	—	—	—	861	861
Dividends	—	—	—	—	—	—	—	—	– 851	– 851
Balance, 30 June 2001	83,886,001	1,096	626	—	– 1	7,763	1,995	– 1,413	9,214	19,280
Balance, 31 December 2001	83,886,001	1,096	626	—	– 3	7,706	1,567	– 1,151	7,901	17,742
Change in net unrealized gains on investments (excluding translation adjustments)	—	—	—	—	—	—	– 1,295	—	—	– 1,295
Translation adjustments	—	—	—	—	—	—	175	435	—	610
Change in net gains and losses not recognized in the income statement	—	—	—	—	—	—	– 1,120	435	—	– 685
Issuance of deferred exchangeable equity (MILES)	—	—	—	349	—	—	—	—	—	349
Exchange of deferred exchangeable equity into common stock	130	—	—	—	—	—	—	—	—	—
Treasury stock transactions	—	—	—	—	– 2	– 68	—	—	—	– 70
Net loss	—	—	—	—	—	—	—	—	– 2,029	– 2,029
Dividends	—	—	—	—	—	—	—	—	– 434	– 434
Balance, 30 June 2002	83,886,131	1,096	626	349	– 5	7,638	447	– 716	5,438	14,873

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

Zurich Financial Services Group Half Year Consolidated Financial Statements

Half Year Schedule of Industry Segment Data (unaudited) for the half years ended 30 June

in USD millions

	Non-life Insurance		Life Insurance		Asset Management		Farmers Management Services		Capital Markets & Banking		Centre		Reinsurance — discontinued		Corporate		Eliminations		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Direct written premiums and policy fees	13,302	10,601	4,962	4,298	—	—	—	—	1	—	107	146	13	78	18	15	36	–49	18,439	15,089
Assumed written premiums	1,631	843	34	33	—	—	—	—	—	15	677	545	363	1,298	351	115	–768	–423	2,288	2,426
Gross written premiums and policy fees	14,933	11,444	4,996	4,331	—	—	—	—	1	15	784	691	376	1,376	369	130	–732	–472	20,727	17,515
Less premiums ceded to reinsurers	–3,491	–2,481	–371	–382	—	—	—	—	—	—	–38	–35	–376	–192	–257	–70	730	472	–3,803	–2,688
Net written premiums and policy fees	11,442	8,963	4,625	3,949	—	—	—	—	1	15	746	656	—	1,184	112	60	–2	—	16,924	14,827
Net change in reserves for unearned premiums	–1,700	–1,333	8	6	—	—	—	—	1	5	–86	–116	–1	–156	3	6	1	—	–1,774	–1,588
Net earned premiums and policy fees	9,742	7,630	4,633	3,955	—	—	—	—	2	20	660	540	–1	1,028	115	66	–1	—	15,150	13,239
Farmers management fees and other related revenue	—	—	—	—	—	—	885	829	—	—	—	—	—	—	—	—	—	—	885	829
Asset management fee income	—	—	2	4	464	776	—	—	21	24	—	—	—	—	1	1	–46	–67	442	738
Net investment income	814	905	1,853	1,727	13	21	35	45	312	143	201	217	81	159	167	151	–299	–207	3,177	3,161
Net realized capital gains on investments	–5	315	290	324	–3	19	–5	15	–100	105	–71	62	1	–27	–51	4	—	—	56	817
Net unrealized capital losses on investments	4	24	–211	–368	–1	13	—	—	131	71	7	1	—	–1	–108	–1	—	–1	–178	–262
Gain on disposal of businesses	—	—	5	—	456	—	—	—	16	—	—	—	—	—	–14	—	—	—	463	—
Other income	221	182	191	139	74	7	—	—	–61	83	65	72	–1	–2	119	148	–155	–116	453	513
Total revenues	10,776	9,056	6,763	5,781	1,003	836	915	889	321	446	862	892	80	1,157	229	369	–501	–391	20,448	19,035
Inter-segment	–58	117	52	–37	–7	–3	–94	–71	–17	–19	–37	2	–67	82	–273	–462	501	391	—	—
Non-life losses and loss adjustment expenses	–9,057	–5,907	–77	–41	—	—	—	—	—	–7	–281	–301	–231	–869	–237	–111	44	35	–9,839	–7,201
Death and other life insurance benefits	–63	–103	–2,977	–2,333	—	—	—	—	—	—	–263	–589	—	–12	–6	–7	–46	–36	–3,355	–3,080
Increase in future life policyholders' benefits	—	—	–1,125	–1,069	—	—	—	—	–2	—	25	440	—	–7	—	—	3	3	–1,099	–633
Policyholder dividends and participation in profits	–31	–32	–37	–36	—	—	—	—	—	—	–62	–84	–6	17	–49	–22	—	—	–185	–157
Underwriting and policy acquisition costs	–1,654	–1,271	–1,024	–731	—	—	—	—	–2	–7	–89	–83	—	–212	–19	–7	—	—	–2,788	–2,311
Other operating and administrative expenses	–1,193	–984	–641	–584	–496	–834	–432	–423	–173	–144	–97	–105	34	–63	–549	–268	150	125	–3,397	–3,280
Interest expense on debt	–84	–53	–48	–60	–8	–4	–21	–21	–110	–168	–14	–10	–42	–5	–329	–324	332	263	–324	–382
Other interest expense	–23	–83	–324	–308	—	—	—	–1	–7	–3	–41	–45	–17	–5	–2	–1	18	1	–396	–445
Amortization of goodwill and other intangible assets	–134	–8	–643	–117	–28	–51	–21	–21	—	—	–3	–3	—	–2	–64	–6	—	—	–893	–208
Total benefits, losses and expenses	–12,239	–8,441	–6,896	–5,279	–532	–889	–474	–466	–294	–329	–825	–780	–262	–1,158	–1,255	–746	501	391	–22,276	–17,697
Operating (loss)/income	–1,463	615	–133	502	471	–53	441	423	27	117	37	112	–182	–1	–1,026	–377	—	—	–1,828	1,338
Net income tax expense	94	–181	37	–91	–69	15	–172	–161	–11	–16	–15	—	–20	6	18	–7	—	—	–138	–435
Net (loss)/income before minority interests	–1,369	434	–96	411	402	–38	269	262	16	101	22	112	–202	5	–1,008	–384	—	—	–1,966	903
Net income applicable to minority interests	–5	–5	–1	—	–8	–2	—	—	–48	–35	—	—	—	—	–1	—	—	—	–63	–42
Net (loss)/income	–1,374	429	–97	411	394	–40	269	262	–32	66	22	112	–202	5	–1,009	–384	—	—	–2,029	861

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

Zurich Financial Services Group

Half Year Consolidated Financial Statements

Half Year Schedule of Industry Segment Data (unaudited) as at 30 June

in USD millions

	Non-life Insurance		Life Insurance		Asset Management		Farmers Management Services		Capital Markets & Banking		Centre		Reinsurance - discontinued		Corporate		Eliminations		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Fixed maturities	21,343	18,275	59,419	40,325	13	49	151	191	1,176	2,653	6,947	6,689	185	2,328	2,469	1,286	-1,087	-2,409	90,616	69,387
Equity securities	6,386	6,177	15,756	12,363	50	192	151	239	6,991	5,088	455	475	67	661	812	1,912	—	1	30,668	27,108
Investments held by investment companies	17	—	51	—	—	—	50	—	76	88	—	—	—	—	1,144	954	1	1	1,339	1,043
Real estate held for investment	1,962	1,380	4,397	3,402	177	98	106	83	—	—	71	—	—	13	359	506	-1	-1	7,071	5,481
Short-term investments and cash and cash equivalents	4,221	2,908	3,777	4,667	121	342	266	369	1,760	1,906	635	742	629	258	3,715	3,035	-6,055	-4,706	9,069	9,521
Other investments	4,641	5,553	10,873	6,438	—	10	919	798	4,728	1,433	385	492	2,411	1,431	2,363	1,614	-9,149	-8,358	17,171	9,411
Total investments	38,570	34,293	94,273	67,195	361	691	1,643	1,680	14,731	11,168	8,493	8,398	3,292	4,691	10,862	9,307	-16,291	-15,472	155,934	121,951
Reinsurance assets	15,880	11,290	1,393	1,502	—	—	390	215	—	—	1,634	1,568	4,169	2,401	683	703	-3,655	-2,625	20,494	15,054
Deferred policy acquisition costs	1,593	1,251	8,692	7,372	—	—	—	—	6	1	156	132	—	233	4	5	-49	1	10,402	8,995
Intangible assets	208	162	1,572	1,747	92	1,514	1,132	1,175	4	—	82	86	—	35	149	160	-2	—	3,237	4,879
Deferred income tax	1,278	1,199	1,350	2,030	16	19	102	116	157	92	303	376	11	221	627	476	—	—	3,844	4,529
Mortgage loans given as collateral	—	—	3,632	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,632	—
Other assets	11,302	9,897	63,248	55,244	1,964	2,085	880	745	659	246	607	686	951	1,341	1,149	1,365	-2,600	-1,610	78,160	69,999
Total segment assets after consolidation of investments in affiliates	68,831	58,092	174,160	135,090	2,433	4,309	4,147	3,931	15,557	11,507	11,275	11,246	8,423	8,922	13,474	12,016	-22,597	-19,706	275,703	225,407
Underwriting reserves, gross	48,226	36,925	88,099	59,362	—	—	—	—	5	36	4,823	5,323	5,990	6,410	1,076	990	-3,685	-2,383	144,534	106,663
Deferred income tax	1,243	1,452	2,977	3,959	22	269	612	634	13	65	206	297	—	175	161	173	-1	1	5,233	7,025
Debt related to capital markets & banking and risk financing activities	—	—	—	—	—	—	—	—	7,124	5,593	285	133	—	—	—	—	-116	—	7,293	5,726
Senior debt	4,091	3,165	935	2,894	327	105	—	—	—	—	212	246	311	130	13,214	13,199	-16,147	-15,452	2,943	4,287
Subordinated debt	—	—	—	—	—	—	500	500	—	—	—	—	—	—	1,010	1,031	-10	—	1,500	1,531
Collateralized loans	—	—	3,632	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,632	—
Other liabilities	8,762	7,822	69,049	59,510	1,955	1,884	695	506	5,698	3,375	5,107	4,608	2,232	1,006	2,300	1,576	-2,638	-1,872	93,160	78,415
Total segment liabilities	62,322	49,364	164,692	125,725	2,304	2,258	1,807	1,640	12,840	9,069	10,633	10,607	8,533	7,721	17,761	16,969	-22,597	-19,706	258,295	203,647
Minority interests:																				
Preferred securities	—	—	—	—	—	—	—	—	1,963	1,753	—	—	—	—	302	293	—	—	2,265	2,046
Other	105	55	—	19	17	269	—	—	133	84	4	4	—	3	11	—	—	—	270	434
Segment equity	6,404	8,673	9,468	9,346	112	1,782	2,340	2,291	621	601	638	635	-110	1,198	-4,600	-5,246	—	—	14,873	19,280
For the half years ended 30 June																				
Net cash provided by operating activities	2,412	1,261	728	1,747	-752	-203	97	271	-1,677	-713	715	-72	67	133	2,611	856	-616	-1,445	3,585	1,835
Net cash used in investing activities	-2,473	-110	267	-525	2,806	-68	-86	180	-766	-1,372	-323	-45	59	65	-2,344	-412	-403	438	-3,263	-1,849
Net cash provided by financing activities	672	16	-581	273	-22	-23	30	-235	2,394	2,202	-478	44	-1	-24	-1,487	909	-484	-95	43	3,067
Purchases of real estate held for own use, fixed assets, goodwill and other intangible assets	150	188	683	136	148	41	36	45	3	11	13	23	—	6	164	75	—	—	1,197	525
Depreciation of real estate held for own use and fixed assets	112	78	57	27	17	58	43	32	4	2	5	5	—	6	136	22	—	—	374	230
Interest income	690	730	1,582	1,478	9	17	31	41	290	123	208	245	80	98	170	150	-340	-255	2,720	2,627

The notes to the half year consolidated financial statements are an integral part of these half year consolidated financial statements.

Zurich Financial Services Group

Half Year Consolidated Financial Statements

Notes to the Half Year Consolidated Financial Statements (unaudited)

1. Basis of preparation

The half year report has been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting," and in accordance with the accounting policies set out in the notes to the Zurich Financial Services Group ("the Group") Annual Report 2001. These half year consolidated financial statements should be read in conjunction with the Group Annual Report 2001. The Group auditors have carried out a review of these half year consolidated financial statements, which are unaudited. Their report is set out on page F-2.

2. Reclassifications of half year 2001 financial statements

Certain reclassifications have been made to prior periods' amounts and segment disclosures as adopted in 2001 and utilized in 2002. These reclassifications have no effect on previously reported net income.

Table 2
Reclassifications of half year 2001 financial statements
Income statement
—key figures in USD millions

	Originally stated	2001 Reclassified
Net realized capital gains on investments	555	817
Net unrealized capital losses on investments	—	–262

3. Foreign currency translation and transactions

Table 3 summarizes the principal exchange rates which have been used for translation purposes (USD per foreign currency unit). The net losses on foreign currency transactions included in the consolidated statement of income were USD 46 million and USD 14 million for the half years ended 30 June 2002 and 2001, respectively.

Table 3

	Balance sheet			Statements of income and cash flows	
Principal exchange rates	**30/6/2002**	**31/12/2001**	**30/6/2001**	**2002**	**2001**
Australian dollar	0.5670	0.5111	0.5107	0.5342	0.5224
UK pound sterling	1.5331	1.4529	1.4166	1.4436	1.4405
Canadian dollar	0.6637	0.6272	0.6599	0.6351	0.6521
Euro	0.9918	0.8897	0.8496	0.8968	0.8980
Swiss franc	0.6753	0.6015	0.5576	0.6106	0.5867

The weakening of the US dollar during the half year resulted in a reduction of USD 435 million in the negative cumulative translation adjustment, from USD 1,151 million as at 31 December 2001 to USD 716 million as at 30 June 2002, with a corresponding increase in shareholders' equity.

4. Changes in scope of consolidation, businesses acquired or disposed of

The Group conducts regular strategic, operational and financial reviews of its businesses to most effectively deploy its capital. As a result of these reviews, the Group may take a number of actions relating to its businesses. Such actions may include strategic acquisitions, disposals, market repositioning and alliances, spin-offs and other actions. The Group's significant transactions during the half year ended 30 June 2002 are as follows:

Acquisitions

In April 2002, the Group acquired Deutsche Bank's insurance operations in Germany by purchasing 76.43% of Versicherungsholding der Deutschen Bank AG (VHDB) which includes the Deutscher Herold Group, Bonnfinanz and Deutsche Gesellschaft für Vermögensberatung. The transaction also includes the right to purchase the remaining minority shares in the future.

On 14 May 2002, the Group acquired Deutsche Bank's life insurance operations in Italy, Spain and Portugal.

In connection with the above mentioned acquisitions, and on the same dates, the Group and Deutsche Bank entered into cooperation agreements in respect of a number of European countries, to offer their respective products through their existing distribution networks.

The following is a summary of the fair value of assets and liabilities acquired from Deutsche Bank:

Table 4.1
Fair value of assets and liabilities acquired
in USD millions

Investments	20,652
Cash and cash equivalents	543
Goodwill	472
Present value of profits of acquired insurance contracts	313
Other assets	4,913
Mortgage loans given as collateral	3,632
Gross underwriting reserves	–19,762
Collateralized loans	–3,632
Other liabilities	–5,699
Minority interests	–166
Purchase price	1,266

The acquisitions have been recorded using the purchase method and goodwill will be amortized using the straight-line method over its estimated economic life. Goodwill is reviewed for recoverability on a periodic basis, including goodwill in the year that it is acquired. Any amounts deemed not recoverable are written off and charged as an expense in the income statement. A provision for impairment of USD 157 million was recorded in the first half of 2002 relating to the goodwill resulting from this transaction.

Mortgage loans given as collateral/collateralized loans

As part of the Deutscher Herold transaction, the Group acquired various mortgage loans. Deutscher Herold had previously sold these loans to credit institutions while retaining the related credit and interest risks. Accordingly, the loans are recorded as "Mortgage loans given as collateral" and the liability to credit institutions as "Collateralized loans".

Disposals

During the first half of 2002, the Group completed sales of several businesses, as discussed below. The aggregate net gain on disposals was USD 463 million before tax (USD 369 million after tax).

On 5 April 2002, the Group sold 100% of Zurich Scudder Investments, Inc., after buy-out of all minority interests, to Deutsche Bank for USD 2.5 billion. The Threadneedle business, previously part of Zurich Scudder Investments, Inc., was retained by the Group.

Additionally, on 14 May 2002 the Group sold to Deutsche Bank its asset management businesses in Germany and Italy.

Table 4.2
Profit on disposal of asset management companies to Deutsche Bank
in USD millions

Consideration received for sale	2,603
Less: net assets disposed	–2,123
Costs related to the disposal	–49
Profit on disposal before tax	431
Net assets disposed consisted of:	
Investments other than cash and cash equivalents	168
Cash and cash equivalents	372
Other assets	2,139
Liabilities	–556
Net assets disposed	2,123

In January 2002, the Group sold a 49.9% interest in Zurich Bank, UK to Halifax Bank of Scotland, for a pre-tax gain of USD 16 million.

In February 2002, the Group sold its controlling interest in Zurich Payroll Solutions Limited to ADP Inc., recognizing a loss on disposal of USD 14 million before tax.

In March 2002, the Group sold 100% of Zurich Life Insurance Company of Canada to Manufacturers Life Insurance Company recognizing a profit on disposal of USD 5 million before tax.

In May 2002, the Group sold Zurich Afore, Zurich's private retirement fund management company in Mexico, to the Principal Financial Group recognizing a profit on disposal of USD 25 million before tax.

5. Segment information

Table 5
Gross written premiums and policy fees by geographic area
(before inter-segment eliminations)
in USD millions

	Non-life Insurance		Life Insurance	
	2002	2001	2002	2001
North America Corporate	6,823	5,179	60	75
North America Consumer	100	300	628	614
Continental Europe, of which:	4,252	3,483	3,161	2,389
Switzerland	847	1,089	1,790	1,602
UKISA	2,297	1,866	796	965
Rest of the World	855	749	349	288
Other (including some Group reinsurance operations and inter-regional eliminations)	606	–133	2	—
Total	14,933	11,444	4,996	4,331

6. Investment income

Table 6.1
Net investment income
in USD millions

	2002	2001
Fixed maturities	2,273	2,050
Equity securities	360	471
Real estate	225	210
Mortgage, policyholder, collateral and other loans	283	246
Investments in associates	–7	–19
Short-term investments	28	41
Cash and cash equivalents	86	169
Other	50	121
Total investment income	3,298	3,289
Investment expenses	–121	–128
Total	3,177	3,161

Table 6.2
Net realized capital gains on investments
in USD millions

	2002	2001
Fixed maturities:		
Realized capital gains	373	428
Realized capital losses	–432	–97
Equity securities:		
Realized capital gains	971	1,159
Realized capital losses	–655	–719
Real estate	–6	19
Mortgage, policyholder, collateral and other loans	25	1
Derivative instruments	39	120
Write-down of impaired investments	–292	–48
Other	33	–46
Total	56	817

Table 6.3
Net unrealized capital losses on investments (included in income)
in USD millions

	2002	2001
Fixed maturities, trading	11	–3
Equity securities, trading	–34	–291
Investments held by investment companies	84	11
Real estate	42	54
Mortgage, policyholder, collateral and other loans	2	28
Derivative instruments	–283	–61
Total	–178	–262

Table 6.4
Net unrealized gains on investments (included in shareholders' equity)
in USD millions

	Net change for the half years ended 30 June				
	2002	2001	30/6/2002	31/12/2001	30/6/2001
Fixed maturities, available-for-sale	52	–466	2,355	1,789	1,514
Equity securities, available-for-sale	–2,467	–1,851	–862	1,793	2,636
Real estate	37	–846	55	–4	—
Other investments	–29	–52	55	85	13
Less amounts of net unrealized investment gains/(losses) attributable to:					
Life policyholder dividends and other policyholder liabilities	660	813	–784	–1,334	–1,295
Life deferred acquisition costs	120	42	–56	–162	–126
Deferred income tax	243	684	–394	–589	–735
Minority interests	89	5	78	–11	–12
Foreign currency effect	175	–399	—	—	—
Total	–1,120	–2,070	447	1,567	1,995

7. Underwriting reserves

Table 7
in USD millions

	Non-life Insurance		Life Insurance		Farmers Management Services	
	30/6/2002	30/6/2001	30/6/2002	30/6/2001	30/6/2002	30/6/2001
Gross						
Reserves for losses and loss adjustment expenses	35,986	27,687	427	381	—	—
Reserves for unearned premiums	11,436	8,627	260	211	—	—
Future life policyholders' benefits	62	52	69,893	41,871	—	—
Policyholders' contract deposits and other funds	742	559	17,519	16,899	—	—
Total underwriting reserves	48,226	36,925	88,099	59,362	—	—
Ceded						
Reserves for losses and loss adjustment expenses	12,781	8,830	107	108	—	—
Reserves for unearned premiums	2,026	1,544	41	37	—	—
Future life policyholders' benefits	–1	—	794	873	181	101
Policyholders' contract deposits and other funds	4	3	278	294	209	114
Total ceded reserves	14,810	10,377	1,220	1,312	390	215
Net						
Reserves for losses and loss adjustment expenses	23,205	18,857	320	273	—	—
Reserves for unearned premiums	9,410	7,083	219	174	—	—
Future life policyholders' benefits	63	52	69,099	40,998	–181	–101
Policyholders' contract deposits and other funds	738	556	17,241	16,605	–209	–114
Net underwriting reserves	33,416	26,548	86,879	58,050	–390	–215

Table 7 (continued)

in USD millions

	Capital Markets & Banking		Centre		Reinsurance—discontinued	
	30/6/2002	30/6/2001	30/6/2002	30/6/2001	30/6/2002	30/6/2001
Gross						
Reserves for losses and loss adjustment expenses	3	33	2,512	2,925	5,575	5,315
Reserves for unearned premiums	—	3	485	507	416	966
Future life policyholders' benefits	2	—	1,826	1,891	—	135
Policyholders' contract deposits and other funds	—	—	—	—	−1	−6
Total underwriting reserves	5	36	4,823	5,323	5,990	6,410
Ceded						
Reserves for losses and loss adjustment expenses	—	—	237	257	3,370	1,464
Reserves for unearned premiums	—	—	18	26	315	70
Future life policyholders' benefits	—	—	188	199	—	16
Policyholders' contract deposits and other funds	—	—	—	—	−1	—
Total ceded reserves	—	—	443	482	3,684	1,550
Net						
Reserves for losses and loss adjustment expenses	3	33	2,275	2,668	2,205	3,851
Reserves for unearned premiums	—	3	467	481	101	896
Future life policyholders' benefits	2	—	1,638	1,692	—	119
Policyholders' contract deposits and other funds	—	—	—	—	—	−6
Net underwriting reserves	5	36	4,380	4,841	2,306	4,860

	Corporate		Eliminations		Total	
	30/6/2002	30/6/2001	30/6/2002	30/6/2001	30/6/2002	30/6/2001
Gross						
Reserves for losses and loss adjustment expenses	578	666	−2,583	−1,707	42,498	35,300
Reserves for unearned premiums	145	34	−421	−202	12,321	10,146
Future life policyholders' benefits	347	290	−472	−362	71,658	43,877
Policyholders' contract deposits and other funds	6	—	−209	−112	18,057	17,340
Total underwriting reserves	1,076	990	−3,685	−2,383	144,534	106,663
Ceded						
Reserves for losses and loss adjustment expenses	240	197	−2,358	−1,533	14,377	9,323
Reserves for unearned premiums	137	23	−421	−202	2,116	1,498
Future life policyholders' benefits	162	131	−487	−374	837	946
Policyholders' contract deposits and other funds	—	—	−209	−113	281	298
Total ceded reserves	539	351	−3,475	−2,222	17,611	12,065
Net						
Reserves for losses and loss adjustment expenses	338	469	−225	−174	28,121	25,977
Reserves for unearned premiums	8	11	—	—	10,205	8,648
Future life policyholders' benefits	185	159	15	12	70,821	42,931
Policyholders' contract deposits and other funds	6	—	—	1	17,776	17,042
Net underwriting reserves	537	639	−210	−161	126,923	94,598

8. Reserves for losses and loss adjustment expenses

Table 8
Reserves for losses and loss adjustment expenses
in USD millions

	2002	2001
At 1 January		
Gross reserves for losses and loss adjustment expenses	37,221	35,736
Reinsurance recoverable	–13,605	–8,668
Net reserves for losses and loss adjustment expenses	23,616	27,068
Losses and loss adjustment expenses incurred		
Current year	7,388	6,812
Prior years	2,451	389
Total	9,839	7,201
Losses and loss adjustment expenses paid		
Current year	–1,973	–1,717
Prior years	–4,829	–5,172
Total	–6,802	–6,889
Acquisitions and disposals of companies and businesses	253	42
Reclassification to future life policyholders' benefits	—	–121
Foreign currency translation effects	1,215	–1,324
At 30 June		
Net reserves for losses and loss adjustment expenses	28,121	25,977
Reinsurance recoverable	14,377	9,323
Gross reserves for losses and loss adjustment expenses	42,498	35,300

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in results of operations in the period in which estimates are changed. In the first half of 2002, the Group performed non-life reserve reviews utilizing data derived from recent experience and other data and considered the results of an independent actuarial study which was completed in August 2002. As a result of these reviews, a provision of USD 2,021 million pre-tax (USD 1,758 million after tax) was recorded relating to adverse developments of risks insured in prior years, particularly for asbestos claims and in the US for casualty specialty lines, as well as general liability, automobile and workers' compensation. The provision also reflected the effects of the changing risk profile of the Group following the Converium spin-off and the increasing focus on our core markets.

9. Debt

Table 9.1
in USD millions

	30/6/2002	31/12/2001	30/6/2001
Debt related to capital markets & banking and risk financing activities			
Zurich Capital Markets	6,787	5,763	5,142
Dunbar Bank p.l.c.	337	347	451
Centre Solutions (Bermuda) Ltd.	169	271	133
Total debt related to capital markets & banking and risk financing activities	7,293	6,381	5,726
Senior debt			
Zurich Finance (USA), Inc. (EMTN issues)	996	935	901
Zurich International (Bermuda) Ltd.	338	298	—
Zurich Reinsurance Centre Holdings Inc.	—	—	197
Kemper Corp.	226	229	229
Zurich Holding Company of America (loans payable)	—	—	100
Zurich Insurance Company	770	935	1,894
Zurich Financial Services (UKISA)	120	196	248
INZIC AG	—	—	429
Other	493	594	289
Total senior debt	2,943	3,187	4,287
Subordinated debt			
Zurich Holding Company of America (Capital Securities)	1,000	1,000	1,031
Farmers Group, Inc. (QUIPS)	500	500	500
Total subordinated debt	1,500	1,500	1,531
Total	11,736	11,068	11,544

Debt related to capital markets & banking and risk financing activities

Zurich Capital Markets increased total debt by approximately USD 1 billion from 31 December 2001 to 30 June 2002 of which USD 0.7 billion is related to additional outstandings under the Commercial Paper Programmes. These increases were used to fund asset growth in their structured products business in 2002.

Table 9.2
Interest expense on debt
in USD millions

	2002	2001
Debt related to capital markets & banking and risk financing activities	112	168
Senior debt	149	153
Subordinated debt	63	61
Total	324	382

10. Shareholders' equity

Table 10.1
Issued common stock as at 30 June
in USD millions

	2002	2001
Issued common stock, CHF 10 par value	626	626

Table 10.2
Common and treasury stock number of shares as at 30 June

	2002	2001
Authorized, contingent and issued common stock, CHF 10 par value	99,386,001	94,386,001
Issued common stock, CHF 10 par value	83,886,131	83,886,001
Thereof: Issued common stock entered into the Commercial Register of the Canton of Zurich	83,886,001	83,886,001
Thereof: Treasury stock	793,110	294,254

Table 10.3
Preferred securities as at 30 June
in USD millions

	2002	2001
Preferred securities USD 1,000 par value, net of issuance cost	1,096	1,096

Table 10.4
Deferred exchangeable equity (MILES)
in USD millions

	2002	2001
MILES: 75,000 certificates issued, issue amount	349	—
MILES: 74,995 certificates remaining as at 30 June, deferred exchangeable equity amount	349	—

In January 2002, Zurich Financial Services issued 75,000 SMIC MILES™ (Market Index-Linked Exchangeable Securities) at a price of CHF 8,031 each, totalling CHF 602,325,000 (issue amount). Under the terms of these instruments, investors may exchange MILES into newly issued Zurich Financial Services shares at any time up to and including 25 Trading Days before 28 January 2005. The number of shares to which each MILES holder is entitled is determined by reference to the SMIC Index and the market price of the shares. Unless previously exchanged, the MILES will be mandatorily exchanged into new shares at expiration.

The maximum number of new shares, to be issued from contingent capital of Zurich Financial Services, is limited to 3 million shares or 40 shares per each MILES, unless the issuer exercises its mandatory exchange right: Zurich Financial Services may at any time on or after 31 July 2002 until 25 Trading Days before 28 January 2005 exchange the MILES in whole or in two equal parts for shares at a value calculated by reference to the closing price of the SMIC Index and the volume weighted average price of the shares in accordance with the terms and conditions.

As the Group will have no obligation to repay the issue amount, the issue amount of the MILES securities has been accounted for as a class of equity of the Group. In the case of an exchange, the amount exchanged will be reclassified as common stock. As at 30 June 2002, 5 MILES had been exchanged for 130 Zurich Financial Services shares which are fully entitled to dividends. As at 4 September 2002, a further 73,079 MILES had been exchanged into 2,441,402 newly issued Zurich Financial Services shares, leaving a balance of 1,916 MILES certificates outstanding.

The registration of these shares in the Commercial Register will take place during the second half of the year 2002.

11. Income tax

Table 11
Net income tax expense for the half years ended 30 June
in USD millions

	2002	2001
Current	466	511
Deferred	–328	–76
Total	138	435

The Group provides taxes according to the tax laws of each jurisdiction in which it operates.

The Group, as a proxy for policyholders in the UK, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense. The tax benefit attributable to policyholder earnings was USD 137 million and USD 77 million for the half years ended 30 June 2002 and 2001, respectively. In addition, deferred income tax on policyholders' separate account unrealized investment gains is included as income tax expense and an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue. Income tax is shown before reduction for the element attributable to policyholders.

12. Impairment of assets

The carrying values of goodwill associated with certain business acquisitions have been determined to be not fully recoverable due to lower than expected future cash flows from the businesses and a provision of USD 727 million has been recorded in the first half of 2002. This provision includes write-offs of goodwill for the North American life business of USD 462 million, the Deutscher Herold life business of USD 157 million (see Note 4) and the North American non-life business of USD 108 million.

Costs of systems purchased from outside vendors and developed internally are deferred and amortized over the expected periods benefited up to 5 years. Based on analyses undertaken in the first half of 2002, it has been determined that costs, amounting to USD 237 million (USD 227 million after tax), should be written off. These costs are related to certain E-business initiatives that have been discontinued and to other assets that have reduced continuing value.

The Group reviews investments for the recoverability of its carrying values. In the first half of 2002, the Group recorded an impairment charge of USD 292 million (USD 48 million in the first half year of 2001).

Report of the Group Auditors

To the General Meeting of Zurich Financial Services, Zurich

As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders' equity, schedules and notes on pages F-22 to F-92) of Zurich Financial Services as of and for the years ended 31 December 2001 and 2000.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss Profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and with auditing standards generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Accounting Standards (IAS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

CM Stooke W Eriksen-Grundbacher

Zurich, 20 March 2002

Consolidated statement of income
for the years ended 31 December

in USD millions

	Notes	2001	2000
Revenues			
Gross written premiums and policy fees	8	34,764	30,410
Less premiums ceded to reinsurers		–5,916	–4,887
Net written premiums and policy fees	8	28,848	25,523
Net change in reserves for unearned premiums		–1,598	–763
Net earned premiums and policy fees		27,250	24,760
Farmers management fees and other related revenue	9	1,690	1,589
Asset management fee income		1,417	1,548
Net investment income	10	5,996	6,158
Net realized capital gains	10	821	2,800
Net unrealized losses on investments	10	–173	–481
Gain on disposal of discontinued operations (sale of Converium)	7	298	—
Other income		1,178	1,037
Total revenues		38,477	37,411
Benefits, losses and expenses			
Non-life losses and loss adjustment expenses	13	–17,402	–13,333
Death and other life insurance benefits	13	–5,532	–5,382
Increase in future life policyholders' benefits	13	–1,548	–1,479
Policyholder dividends and participation in profits		–371	–1,024
Underwriting and policy acquisition costs	13	–4,943	–4,148
Other operating and administrative expenses		–6,939	–7,052
Interest expense on debt	26	–781	–596
Other interest expense		–784	–804
Amortization of goodwill and intangible assets	24	–392	–442
Total benefits, losses and expenses		–38,692	–34,260
Operating (loss)/income		–215	3,151
Income tax expense	18	–84	–734
Net (loss)/income before minority interests		–299	2,417
Net income applicable to minority interests		–88	–101
Net (loss)/income in USD		–387	2,316
Basic earnings per share	19	–4.63	27.41
Diluted earnings per share	19	–4.63	27.27

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Zurich Financial Services Group Consolidated Financial Statements

Consolidated balance sheet
31 December
in USD millions

Assets	Notes	2001	2000
Investments	10		
Fixed maturities, of which:		69,732	73,250
Held-to-maturity		733	711
Available-for-sale		66,845	69,822
Trading		2,154	2,717
Equity securities, of which:		26,059	28,146
Available-for-sale		16,292	20,538
Trading		9,767	7,608
Investments held by investment companies		1,153	732
Investments in associates	20	833	1,181
Real estate held for investment		5,741	6,109
Mortgage loans		4,569	4,557
Policyholder, collateral and other loans		5,746	3,335
Other investments		1,181	1,082
Short-term investments		1,403	1,820
Cash and cash equivalents		7,231	5,267
Total investments		123,648	125,479
Other assets			
Receivables from policyholders		2,071	2,542
Receivables from agents, brokers and intermediaries		3,187	2,690
Other receivables		6,375	4,134
Accrued investment income		1,462	1,584
Reinsurance assets	21	18,312	13,913
Deferred policy acquisition costs	22	9,384	9,193
Real estate held for own use and fixed assets	23	2,859	2,685
Intangible assets, of which:	24	4,659	5,074
Goodwill		1,059	1,094
Present value of profits of acquired insurance contracts (PVP)		986	1,265
Other intangible assets		1,461	1,519
Attorney-in-fact relationships		1,153	1,196
Deferred income tax	18	3,195	4,911
Other assets		1,602	3,356
Separate account (unit-linked) assets	25	54,851	55,791
Total other assets		107,957	105,873
Total assets		231,605	231,352

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	Notes	2001	2000
Liabilities and shareholders' equity			
Liabilities			
Reserves for losses and loss adjustment expenses, gross	14,15	37,221	35,736
Reserves for unearned premiums, gross	14	9,644	8,666
Future life policyholders' benefits, gross	14,17	46,910	46,550
Policyholders' contract deposits and other funds, gross	14,17	17,644	18,516
Other insurance reserves		2,850	2,870
Funds held under reinsurance contracts		2,960	3,111
Obligation to repurchase securities		3,400	2,043
Deferred income tax	18	5,171	8,139
Accrued expenses		2,576	2,592
Deferred front-end fees		2,407	2,498
Debt related to capital markets & banking and risk financing activities	26	6,381	3,659
Senior debt	26	3,187	4,270
Subordinated debt	26	1,500	1,531
Other liabilities		13,129	10,642
Separate account (unit-linked) liabilities		55,905	57,243
Total liabilities		210,885	208,066
Minority interests, of which:	27	2,978	2,621
Preferred securities		2,560	2,120
Other		418	501
Shareholders' equity	28		
Preferred securities		1,096	—
Common stock		626	626
Treasury stock		–3	–2
Additional paid-in capital (capital reserve)		7,706	7,712
Net unrealized gains on investments		1,567	4,065
Cumulative translation adjustment		- 1,151	- 392
Retained earnings		7,901	8,656
Common stockholders' equity		16,646	20,665
Total shareholders' equity		17,742	20,665
Total liabilities and shareholders' equity		231,605	231,352

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Zurich Financial Services Group

Consolidated Financial Statements
Consolidated statement of cash flows
for the years ended 31 December
in USD millions

	2001	2000
Cash flows from operating activities		
Operating (loss)/income	–215	3,151
Adjustments for:		
Net realized capital gains on investments	–821	–2,800
Net unrealized gains on investments	173	481
Gain on disposal of discontinued operations (sale of Converium)	–298	—
Equity in income of investments in associates	80	54
Interest credited to policyholder contract deposits	545	510
Universal life and investment contract policy fee income	–389	–335
Depreciation and amortization	894	907
Share-based compensation expense	–106	113
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	76	–590
Reinsurance assets	–4,274	–1,339
Other receivables and payables	–1,986	8
Reserves for unearned premiums	1,226	832
Reserves for losses and loss adjustment expenses	1,557	–1,024
Future life policyholders' benefits	1,954	3,077
Other policyholders' funds	–788	516
Other insurance reserves	161	175
Separate account (unit-linked) assets and liabilities	–334	–333
Net changes in all other operational assets and liabilities	1,534	1,488
Cash (used in)/provided by operating activities	–1,011	4,891
Income taxes paid	–601	–1,137
Net cash (used in)/provided by operating activities	–1,612	3,754
Cash flows from investing activities		
Proceeds from sales and maturities of investments in fixed maturities	56,324	45,473
Purchases of fixed maturities	–55,391	–48,454
Proceeds from sales of equity securities	28,085	18,161
Purchases of equity securities	–27,985	–21,461
Proceeds from sales of investment real estate	358	772
Additions to real estate held for investment	–248	–322
Proceeds from sales of other investments	7,492	3,936
Purchases of other investments	–8,213	–4,298
Net decrease in short-term investments	325	67
Net additions to fixed assets	–1,383	–570
Acquisitions of companies, net of cash acquired	–179	–65
Disposals of companies, net of their cash balances	1,237	—
Investments in associates, net	4	–146
Dividends from associates	11	4
Net cash provided by/(used in) investing activities	437	–6,903

The notes to the consolidated financial statements are an integral part of the consolidated financial statements.

	2001	2000
Cash flows from financing activities		
Deposits on universal life and investment contracts	1,732	2,256
Withdrawals from universal life and investment contracts	–1,438	–1,685
Proceeds from sale and repurchase agreements	1,400	1,253
Dividends paid to shareholders	–919	–1,830
Cash utilized in share repurchase	—	–664
Issuance/redemption of preferred securities and preferred stock by subsidiaries	736	1,405
Proceeds from issuance of debt	6,588	6,317
Payments on debt outstanding	–4,851	–3,027
Net cash provided by financing activities	3,248	4,025
Effect of exchange rate changes on cash and cash equivalents	–109	–245
Change in cash and cash equivalents	1,964	631
Cash and cash equivalents at 1 January	5,267	4,636
Cash and cash equivalents at 31 December	7,231	5,267
Supplemental disclosures of operating cash flow information Other interest income received	5,206	5,281
Dividend income received	646	530
Other interest expense paid	–1,334	–1,141

Other supplemental cash flow disclosures

Significant non-cash investing and financing activity included the conversion of debt securities of USD nil and USD 52 million in 2001 and 2000, respectively.

As a result of the disposal of Converium, Converium assumed USD 200 million at nominal value of debt securities previously recognized by the Group.

At 31 December 2001 and 2000, cash and cash equivalents restricted as to use were USD 315 million and USD 398 million, respectively.

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

in USD millions	2001	2000
Cash at bank and in hand	3,711	3,606
Cash equivalents	3,520	1,661
Total at 31 December	7,231	5,267

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statement of shareholders' equity for the years ended 31 December

in USD millions, except number of shares

	Number of common shares issued	Preferred securities	Common stock	Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains on investments	Cumulative translation adjustment	Retained earnings	Total shareholders' equity
Balance, 31 December 1999, as previously reported*	85,313,687	—	635	-4	8,255	4,333	406	8,151	21,776
Implementation of accounting standard SIC 12 "Consolidation—Special Purpose Entities"	—	—	—	—	—	-19	-4	23	—
Balance, 31 December 1999, restated*	85,313,687	—	635	-4	8,255	4,314	402	8,174	21,776
Change in net unrealized gains on investments (excluding translation adjustments)	—	—	—	—	—	-77	—	—	-77
Translation adjustments	—	—	—	—	—	-172	-794	5	-961
Change in net gains and losses not recognized in the income statement	—	—	—	—	—	-249	-794	5	-1,038
Issuance of common stock*	-1,427,686	—	-9	—	-654	—	—	—	-663
Exercise of convertible bonds	—	—	—	—	52	—	—	—	52
Contributions by shareholders	—	—	—	—	21	—	—	—	21
Treasury stock transactions	—	—	—	2	38	—	—	—	40
Net income	—	—	—	—	—	—	—	2,316	2,316
Dividends	—	—	—	—	—	—	—	-875	-875
Special dividend in respect of share unification	—	—	—	—	—	—	—	-955	-955
Balance, 31 December 2000*, restated	83,886,001	—	626	-2	7,712	4,065	-392	8,665	20,674
Balance, 31 December 2000, as previously reported	83,886,001	—	626	-2	7,712	4,076	-387	8,649	20,674
Implementation of accounting standard SIC 12 "Consolidation—Special Purpose Entities"	—	—	—	—	—	-11	-5	16	—
Restatement of preference securities dividends	—	—	—	—	—	—	—	-9	-9
Balance, 31 December 2000, restated	83,886,001	—	626	-2	7,712	4,065	-392	8,656	20,665
Restatement of preference securities dividends	—	—	—	—	—	—	—	3	3
Implementation of accounting standard IAS 40 "Investment Property"	—	—	—	—	—	-548	—	548	—
Change in net unrealized gains on investments (excluding translation adjustments)	—	—	—	—	—	-1,788	—	—	-1,788
Translation adjustments	—	—	—	—	—	-162	-759	—	-921
Change in net gains and losses not recognized in the income statement	—	—	—	—	—	-2,498	-759	551	-2,706
Net issuance of common stock	—	—	—	—	36	—	—	—	36
Net issuance of preferred securities	—	1,096	—	—	—	—	—	—	1,096
Treasury stock transactions	—	—	—	-1	-42	—	—	—	-43
Net loss	—	—	—	—	—	—	—	-387	-387
Dividends	—	—	—	—	—	—	—	-919	-919
Balance, 31 December 2001	83,886,001	1,096	626	-3	7,706	1,567	-1,151	7,901	17,742

* Restated to retroactively reflect the unification of the Group on 17 October 2000.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Zurich Financial Services Group
Consolidated Financial Statements

Schedule of industry segment data for the years ended 31 December

in USD millions

	Non-life Insurance		Life Insurance		Asset Management		Farmers Management Services		Capital Markets & Banking		Centre		Reinsurance - discontinued		Corporate		Eliminations		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Direct written premiums and policy fees	21,047	17,387	7,750	7,388	—	—	—	—	—	—	228	227	150	166	28	26	19	209	29,222	25,403
Assumed written premiums	2,298	1,903	78	74	—	—	—	—	21	47	959	1,143	2,836	2,475	240	334	–890	–969	5,542	5,007
Gross written premiums and policy fees	23,345	19,290	7,828	7,462	—	—	—	—	21	47	1,187	1,370	2,986	2,641	268	360	–871	–760	34,764	30,410
Less premiums ceded to reinsurers	–5,222	–4,326	–755	–498	—	—	—	—	—	—	–68	–211	–595	–637	–146	–149	870	934	–5,916	–4,887
Net written premiums and policy fees	18,123	14,964	7,073	6,964	—	—	—	—	21	47	1,119	1,159	2,391	2,004	122	211	–1	174	28,848	25,523
Net change in reserves for unearned premiums	–1,379	–729	–6	–19	—	—	—	—	7	–8	–32	97	–192	–110	4	6	—	—	–1,598	–763
Net earned premiums and policy fees	16,744	14,235	7,067	6,945	—	—	—	—	28	39	1,087	1,256	2,199	1,894	126	217	–1	174	27,250	24,760
Farmers management fees and other related revenue	—	—	—	—	—	—	1,690	1,589	—	—	—	—	—	—	—	—	—	—	1,690	1,589
Asset management fee income	—	—	8	9	1,517	1,650	—	—	44	36	—	—	—	—	1	2	–153	–149	1,417	1,548
Net investment income	1,686	1,722	3,376	3,262	96	45	84	130	318	394	449	464	267	279	239	217	–519	–355	5,996	6,158
Net realized capital gains	521	952	365	1,241	–7	7	–40	69	198	189	113	66	–77	33	–252	244	—	–1	821	2,800
Net unrealized losses on investments	59	—	–441	–517	13	—	–1	—	330	76	–2	—	–2	–2	–129	–38	—	—	–173	–481
Gain on disposal of discontinued operations (Converium)	—	—	—	—	—	—	—	—	—	—	—	—	298	—	—	—	—	—	298	—
Other income	511	361	311	270	27	13	—	—	100	79	149	58	81	22	374	326	–375	–92	1,178	1,037
Total revenues	19,521	17,270	10,686	11,210	1,646	1,715	1,733	1,788	1,018	813	1,796	1,844	2,766	2,226	359	968	–1,048	–423	38,477	37,411
Inter-segment	144	369	–409	–13	–13	–26	–66	–11	–26	–34	–69	–96	88	–56	–697	–556	1,048	423	—	—
Non-life losses and loss adjustment expenses	–13,959	–10,651	–85	–115	—	—	—	—	–13	–34	–652	–818	–2,620	–1,528	–147	–315	74	128	–17,402	–13,333
Death and other life insurance benefits	–132	–96	–4,902	–4,861	—	—	—	—	—	—	–401	–209	–9	–10	–10	–69	–78	–137	–5,532	–5,382
Increase in future life policyholders' benefits	–1	–2	–1,618	–1,517	—	—	—	—	—	—	71	23	–5	13	—	1	5	3	–1,548	–1,479
Policyholder dividends and participation in profits	–74	–96	–74	–710	—	—	—	—	—	—	–140	–230	6	14	–89	–2	—	—	–371	–1,024
Underwriting and policy acquisition costs	–2,890	–2,479	–1,382	–994	—	—	—	—	–10	–11	–177	–160	–468	–467	–16	–36	—	–1	–4,943	–4,148
Other operating and administrative expenses	–2,048	–1,839	–1,115	–1,099	–1,567	–1,497	–836	–797	–497	–390	–270	–195	–275	–195	–725	–991	394	–49	–6,939	–7,052
Interest expense on debt	–112	–117	–165	–39	–8	–11	–42	–43	–336	–215	–33	–26	–13	–9	–716	–605	644	469	–781	–596
Other interest expense	–121	–133	–561	–575	—	—	—	—	–9	–6	–95	–82	–4	–2	–2	–15	8	9	–784	–804
Amortization of goodwill and intangible assets	–24	–24	–202	–242	–102	–103	–43	–43	—	—	–6	–7	–5	–2	–11	–22	1	1	–392	–442
Total benefits, losses and expenses	–19,361	–15,437	–10,104	–10,152	–1,677	–1,611	–921	–883	–865	–656	–1,703	–1,704	–3,393	–2,186	–1,716	–2,054	1,048	423	–38,692	–34,260
Operating (loss)/income	160	1,833	582	1,058	–31	104	812	905	153	157	93	140	–627	40	–1,357	–1,086	—	—	–215	3,151
Income tax expense	–49	–300	40	–93	1	–55	–311	–346	14	–29	8	–9	167	63	46	35	—	—	–84	–734
Net (loss)/income before minority interests	111	1,533	622	965	–30	49	501	559	167	128	101	131	–460	103	–1,311	–1,051	—	—	–299	2,417
Net income applicable to minority interests	–9	–19	–1	—	1	2	—	—	–78	–48	—	—	—	—	–1	–36	—	—	–88	–101
Net (loss)/income	102	1,514	621	965	–29	51	501	559	89	80	101	131	–460	103	–1,312	–1,087	—	—	–387	2,316

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	Non-life Insurance		Life Insurance		Asset Management		Farmers Management Services		Capital Markets & Banking		Centre		Reinsurance - discontinued		Corporate		Eliminations		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Fixed maturities	17,744	18,712	42,817	43,335	46	48	82	302	1,737	1,380	6,550	6,756	192	2,414	1,584	1,251	- 1,020	- 948	69,732	73,250
Equity securities	6,245	6,910	12,067	13,983	176	195	168	242	5,966	3,374	509	521	67	689	862	2,233	- 1	- 1	26,059	28,146
Investments held by investment companies	—	—	53	—	—	—	50	—	74	103	—	—	—	—	975	628	1	1	1,153	732
Real estate	1,431	1,622	3,468	3,722	170	109	117	87	—	—	72	—	—	15	482	554	1	—	5,741	6,109
Short-term investments and cash and cash equivalents	3,537	2,030	3,595	3,497	490	495	225	154	1,731	1,746	760	790	552	282	2,074	1,817	- 4,330	- 3,724	8,634	7,087
Other	4,268	5,743	6,996	6,862	14	5	953	801	3,629	2,466	410	510	2,274	1,522	1,717	1,959	- 7,932	- 9,713	12,329	10,155
Total investments	33,225	35,017	68,996	71,399	896	852	1,595	1,586	13,137	9,069	8,301	8,577	3,085	4,922	7,694	8,442	- 13,281	- 14,385	123,648	125,479
Reinsurance assets	14,497	11,364	1,489	1,525	—	—	314	139	—	—	1,366	2,893	3,387	2,287	711	422	- 3,452	- 4,717	18,312	13,913
Deferred policy acquisition costs	1,351	1,127	7,887	7,737	—	—	—	—	—	3	132	108	8	185	6	33	—	—	9,384	9,193
Intangible assets	316	168	1,543	1,859	1,475	1,551	1,154	1,196	—	—	84	89	—	39	88	172	- 1	—	4,659	5,074
Deferred income taxes	882	1,308	1,216	2,278	20	103	126	114	136	66	278	331	30	167	506	544	1	—	3,195	4,911
Other segment assets	9,210	8,276	57,456	58,286	2,032	2,223	732	736	471	245	377	491	1,792	1,299	2,479	3,466	- 2,142	- 2,240	72,407	72,782
Total segment assets after consolidation of investments in affiliates	59,481	57,260	138,587	143,084	4,423	4,729	3,921	3,771	13,744	9,383	10,538	12,489	8,302	8,899	11,484	13,079	- 18,875	- 21,342	231,605	231,352
Underwriting reserves, gross	40,279	35,580	62,881	63,182	—	—	—	—	3	39	4,854	5,479	5,791	6,336	795	2,745	- 3,184	- 3,893	111,419	109,468
Deferred income taxes	1,103	1,888	2,884	4,547	263	356	617	647	- 10	51	165	273	10	143	137	235	2	- 1	5,171	8,139
Debt related to capital markets & banking and risk financing activities	—	—	—	—	—	—	—	—	6,111	3,583	271	76	—	—	—	—	- 1	—	6,381	3,659
Senior debt	1,698	3,003	529	1,987	305	115	—	—	—	—	435	348	89	320	13,372	12,861	- 13,241	- 14,364	3,187	4,270
Subordinated debt	—	—	—	—	—	—	500	500	—	—	—	—	—	—	1,000	1,031	—	—	1,500	1,531
Other segment liabilities	7,326	6,712	62,985	63,340	1,905	1,697	607	459	4,636	3,170	4,289	5,763	2,279	883	1,651	2,059	- 2,451	- 3,084	83,227	80,999
Total segment liabilities	50,406	47,183	129,279	133,056	2,473	2,168	1,724	1,606	10,740	6,843	10,014	11,939	8,169	7,682	16,955	18,931	- 18,875	- 21,342	210,885	208,066
Minority interests:																				
Preferred securities	—	—	—	—	—	—	—	—	2,258	1,818	—	—	—	—	302	302	—	—	2,560	2,120
Other	35	93	13	11	243	299	—	—	122	95	—	—	—	3	5	—	—	—	418	501
Segment equity	9,040	9,984	9,295	10,017	1,707	2,262	2,197	2,165	624	627	524	550	133	1,214	- 5,778	- 6,154	—	—	17,742	20,665
Years ended 31 December																				
Net cash (used in)/provided by operating activities	284	-2,256	-1,265	4,509	-130	197	266	644	-589	-921	-147	1,472	286	91	-607	2,482	290	-2,464	-1,612	3,754
Net cash provided by/(used in) investing activities	708	1,787	-133	-4,553	20	73	60	850	-715	-2,843	-177	-1,392	-1,608	-137	1,423	-1,489	859	801	437	-6,903
Net cash provided by financing activities	-1,059	623	1,597	1,133	10	-54	-255	-1,558	1,396	1,811	340	-27	1,748	106	-444	2,631	-85	-640	3,248	4,025
Purchases of real estate held for own use, fixed assets, goodwill and intangible assets	402	293	205	439	90	171	79	92	19	4	27	23	5	79	160	18	—	—	987	1,119
Depreciation of real estate held for own use and fixed assets	166	160	76	73	85	51	69	99	6	4	12	10	12	14	76	54	—	—	502	465
Interest income	1,412	1,550	2,990	2,947	86	23	75	122	264	364	509	473	208	192	236	200	-640	-477	5,140	5,394

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1. Basis of preparation

The Group is involved in a wide range of non-life and life insurance, management services, asset management and related businesses, capital markets & banking business and risk financing solutions. The holding company, Zurich Financial Services, is incorporated in Zurich, Switzerland. The Group operates in more than 60 countries and territories worldwide through subsidiaries and branch offices. The consolidated financial statements of the Group have been prepared under the historical cost convention as modified by the revaluation of certain assets and liabilities, in accordance with International Accounting Standards (IAS) and comply with Swiss law. IAS does not contain guidelines governing the accounting treatment of transactions that are specific to insurance products. In such cases, as envisioned in the IAS framework, the provisions embodied in United States generally accepted accounting principles (US GAAP) have been applied.

Segment information

Segment information is presented in two formats. The primary format, as reflected in the Schedule of Industry Segment Data, is based on the operating businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups (as described below). The Group is now reporting two new operating segments, Capital Markets & Banking and Centre, as well as a new Corporate segment, which includes Group holding and financing companies and Group Head Office operations. The secondary format is geographic.

Non-life Insurance: Non-life insurance operations write substantially all lines of property and casualty business.

Life Insurance: Life insurance operations offer a broad line of life insurance, annuity and investment-type policies to individuals and groups.

Asset Management: Asset management operations provide diversified financial services, such as institutional funds management, retail mutual funds, short-term cash management and financing, and other related services to third parties and Group companies.

Farmers Management Services: Farmers Group, Inc. (Farmers), a wholly owned subsidiary of the Group, provides management services to the Farmers Insurance Exchange, Fire Insurance Exchange and Truck Insurance Exchange, their respective subsidiaries, Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company and Foremost Lloyds of Texas (the Farmers P&C Group Companies). The Group has no ownership interest in the Farmers P&C Group Companies. Farmers receives a fee for its services which is based on the gross earned premiums of the Farmers P&C Group Companies but is otherwise not directly affected by the underwriting results of the Farmers P&C Group Companies.

Capital Markets & Banking: Capital Markets & Banking comprises Zurich Capital Markets, which is the largest operation in this segment, and other businesses engaged in retail and corporate banking and capital markets activities.

Centre: Centre targets corporate customers and provides innovative risk-financing solutions.

Reinsurance - discontinued: In December 2001, the Group exited its third party assumed reinsurance operations, previously managed under the Zurich Re brand name, by way of an Initial Public Offering (IPO) of this business, under the name Converium. The Reinsurance - discontinued segment reflects the results of this discontinued reinsurance business up to the date of the IPO and the results of the run-off of existing liabilities retained by the Group and not transferred to Converium.

Corporate: Corporate includes Group holding and financing companies, Group Head Office operations and strategic and alternative investments, which were previously allocated to Non-life Insurance.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

2. Summary of significant accounting policies

(a) *Consolidation principles*

The Group's consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of Zurich Financial Services and its subsidiaries. A subsidiary is an entity in which Zurich Financial Services owns, directly or indirectly, more than 50% of the outstanding voting rights, or which it otherwise has the power to control. The results of subsidiaries acquired are included in the consolidated financial statements from the effective date of acquisition. The results of subsidiaries that have been sold during the year are included up to the date of disposal. The profit and loss on sale is calculated by reference to the net asset value at the date of disposal, adjusted for purchased goodwill previously written off directly to shareholders' equity prior to 1 January 1995 upon acquisition and cumulative translation adjustments. All significant inter-company balances, profits and transactions are eliminated.

Associates and partnerships where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control are accounted for using the equity method.

Certain partnerships are engaged exclusively in making investments in direct private equity, private equity funds, and hedge funds. In the partnerships, these investments are carried at fair value, with changes in fair value being taken to income. These partnerships are accounted for under the equity method, or are consolidated when the substance of the relationship between the Group and the partnership indicates that the partnership is controlled by the Group.

(b) *Non-life insurance operations*

Premiums: Upon inception of the contract, premiums are recorded as written and are earned primarily on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, such as insurance policies on seasonal recreational vehicles, premiums are earned over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Deferred policy acquisition costs: Acquisition costs, representing commissions, premium taxes and other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses and include provisions for losses incurred but not yet reported (IBNR). The methods of determining such estimates and establishing the resulting reserves are continually reviewed and updated. Resulting adjustments are reflected in current income. The Group does not discount its loss reserves, other than for settled claims with fixed payment terms.

(c) *Life insurance operations*

Recognition of insurance income and related expenses: Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognized as revenue when due from the policyholder. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Amounts collected as premiums from investment type contracts such as universal life, unit-linked and unitized with-profits contracts, are reported as deposits. Revenue from these contracts consists of policy fees for the cost of insurance, administration and surrenders during the period. Front-end fees are recognized over the estimated life of the contracts. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Deferred policy acquisition costs: The costs of acquiring new business including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production

of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period.

Deferred policy acquisition costs for participating traditional life insurance contracts where the contribution principle method applies to the allocation of policyholder dividends are amortized over the expected life of the contracts as a constant percentage of estimated gross margins. Estimated gross margins include anticipated premiums and investment results less benefits and administration expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Estimated gross margins are estimated regularly with deviations of actual results from estimated experience reflected in earnings.

Deferred policy acquisition costs for other traditional life insurance and annuity policies are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts such as universal life, unit-linked and unitized with-profits contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in earnings.

The impact on the deferred policy acquisition cost asset of the change in unrealized gains or losses on investments is recognized through an offset to unrealized gains or losses at the balance sheet date.

Unamortized deferred policy acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortized. Costs associated with internally replaced contracts that are, in substance, new contracts, are written off.

Investments backing UK with-profits policies and certain Australian life insurance liabilities: Investments backing UK with-profits policies and certain Australian life insurance liabilities are held as trading assets and carried at fair value. Movements in the carrying value of these assets are recognized in income to match the offsetting amounts attributable to policyholders.

Future life policyholders' benefits and policyholders' contract deposits: These represent the estimated future policyholder benefit liability for traditional life insurance policies and non unit-linked investment contracts, respectively.

For participating traditional life insurance policies where the contribution principle method applies to the allocation of policyholder dividends, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and interest rates.

Future life policyholders' benefits for other traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

Future life policyholders' benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders' contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders' share of unrealized gains or losses which may be paid in the future in respect of assets is included in future life policyholders' benefits offsetting the policyholders' share of the change in unrealized gains and losses during the year.

Separate account (unit-linked) assets and liabilities: These represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses accrue directly to policyholders. Also the assets of each account are segregated and management believes that they are not subject to claims that arise out of any other business of the Group. The assets and liabilities are carried at market value. Deposits, withdrawals, net investment income, and realized and unrealized capital gains and losses are included in the separate account assets and liabilities and

are not reflected in the consolidated statement of income. The costs of insurance, policy administration, investment management, surrender charges and certain policyholder taxes assessed against the policyholders' account balances are included in policy fee revenue.

(d) Farmers Management Services

Management fee income: Fee revenue for the provision of management services to the Farmers P&C Group Companies is calculated as a percentage of gross premiums earned by the Farmers P&C Group Companies.

Management expenses: These expenses consist primarily of salaries and employee benefits, property and equipment expenses and other general and administrative expenses.

(e) Asset management operations

Revenue consists principally of investment management fees, distribution fees from mutual funds, commission revenue from the sale of mutual fund shares and transfer agent fees.

Revenues from investment management and distribution fees are based on a contractual fee arrangement applied to assets under management and recognized as earned when the service has been provided.

Transfer agent fees are based on a cost per account and transaction-based fees. For mutual funds a component of the transfer agent fee can be a contractual fee arrangement applied to assets under management. Transfer agent fees are recognized when services have been provided per the contract. Commission revenue is recognized on the trade date when the Group's performance obligation is complete and the fees are payable.

Additionally, revenue can be earned from performance fees, which are based upon the achievement of performance levels in excess of predetermined contractual benchmarks. Performance fees are recognized when earned and are payable per the contract.

Commissions and certain operating expenses related to the sale of back-end mutual funds have been deferred. These costs are amortized in relation to the distribution and contingent revenue earned on these mutual funds. The Group periodically reviews and updates its assumptions made in determining projected revenues and amortization periods are adjusted accordingly.

(f) Capital markets & banking operations

Zurich Capital Markets offers hedge fund-based investment vehicles, asset based financing and credit structures, instruments to manage investment risk, customized strategies to structure or manage financial assets, and administrative services for hedge funds and hedge fund investors. Financial instruments, other than available-for-sale securities (see 2(i) below), are carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in earnings.

(g) Centre

Centre enters into transactions which are predominantly characterized as insurance or reinsurance transactions and in these cases applies the Group's accounting policies under 2(b) above. In certain cases, transactions may be characterized as derivative instruments, or may include embedded derivatives. In such cases, Centre follows the Group's accounting policies in 2(k) below. Such transactions include certain financial guarantee contracts that provide for payment to be made to the insured in circumstances other than when the debtor fails to pay and that are consequently not excluded from the scope of IAS 39, Financial Instruments.

(h) Reinsurance

The Group's insurance subsidiaries cede reinsurance in the normal course of business. Although the Group has discontinued its third party assumed reinsurance business previously managed under the Zurich Re brand name, certain Group insurance companies may assume reinsurance business incidental to their normal business. Such business is not significant to the Group's operations. Centre Solutions continues to offer risk-financing solutions to insurers which may be characterized as reinsurance in accordance with Group accounting policies. Reinsurance assets include the balances due from both insurance and reinsurance companies for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, ceded future life policy benefits and funds held under reinsurance treaties. Amounts recoverable from reinsurers are

estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a right of offset exists.

Reinsurance contracts are assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurer. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is added to the remaining unexpired portion of coverage. Changes in the deposit amount are recorded in the income statement as an incurred loss. Deposits that transfer only timing risk, or no risk at all, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

(i) Investments

Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity; these investments are carried at amortized cost. Fixed maturities and equity securities which the Group buys with the intention to resell in the near term are classified as trading and are carried at fair value. The remaining fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in shareholders' equity net of deferred income taxes, certain life policyholder dividends and other policyholder liabilities, certain life deferred acquisition costs and minority interest. Unrealized gains or losses on investments designated as trading are recognized in current period income.

The realized gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment plus any unrealized gains or losses of the investment using the specific identification method. The amortization of premium and accretion of discount on available-for-sale and held-to-maturity investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

The Group no longer recognizes a financial asset or a portion of a financial asset in its financial statements when it loses control of that asset or portion of that asset.

Real estate held for investment purposes is recorded at fair value. Fair values are determined internally by professionally qualified valuers on an annual basis with reference to current market conditions. Periodically, external valuations are performed. No depreciation is recorded for real estate held for investment. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Policyholder loans, mortgage loans on real estate, collateral loans and other loans are carried at unpaid principal balances. Impairment of mortgage loans on real estate and collateral loans is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of the underlying collateral. When a decline in the value of these assets is considered to be other than temporary, a charge is recorded in the consolidated statement of income for the difference between carrying value and estimated net realizable value. Interest income on impaired loans is recognized as cash when received.

Investments held by investment companies reflect investments held by certain consolidated partnerships that are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. These investments, held within the partnerships, are carried at fair value, with changes in fair value being taken to income.

Short-term and other investments are recorded at cost, which approximates fair value.

Purchases and sales of financial assets are normally recognized on the trade date.

(j) Recognition and measurement of impaired investments

Quoted available-for-sale securities: The Group's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects and an assessment of the probability that the current market price will recover to former levels. If the Group decides that an asset is impaired, the cumulative net loss previously recognized in equity is removed from equity and recognized in net income for the period.

Non-quoted available-for-sale securities: The Group takes into consideration the issuer's current financial position and future prospects in determining whether an impairment provision is required.

Held-to-maturity securities: If it is possible that the Group will not be able to collect all amounts due, principal and interest, according to the contractual terms of the security, the Group considers that impairment has taken place. The amount of the impairment loss is the difference between the asset's carrying value and the present value of expected future cash flows discounted at the security's original effective interest rate.

(k) Derivative instruments

General: Derivative financial instruments include swaps, futures, forwards and option contracts, all of which derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments.

A derivative contract may be traded on an exchange or over-the-counter (OTC). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, caps, floors and swaps. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Financial instruments embedded within contracts are separated from their host contracts and recorded separately at fair value on the balance sheet when the embedded instrument meets the definition of a derivative, its economic characteristics are not closely related to the host contract and the combined instrument is not already recorded at market value.

Premiums paid for derivatives are recorded as an asset on the balance sheet at the date of purchase. Changes in fair value in derivative positions are recorded at fair value in the balance sheet with movements in fair value recorded in income.

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet as they do not represent the potential for gain or loss associated with such transactions.

The fair values of derivative instruments held for trading and hedging purposes are disclosed in Note 12.

Interest rate and currency swaps: Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest payments. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures, forwards and options contracts: Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are OTC where two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending on what rate in fact prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed rate applied to a notional amount. Exposure to loss on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate. For interest rate futures and exchange-traded options, the Group's exposure to off-balance sheet credit risk is limited, as these transactions

are executed on organized exchanges that assume the obligation of the counterparty and generally require security deposits and daily settlement of margins.

Foreign exchange contracts: Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price and settlement date. Foreign exchange option contracts are similar to interest rate option contracts, except that they are based on currencies, rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate. For exchange-traded foreign exchange contracts, the Group's exposure to off-balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

The Group uses certain of the above derivatives for hedging purposes and others for non-hedging purposes. The accounting treatment for hedging and non-hedging derivatives is discussed below.

Non-hedging derivative instruments: Trading assets and trading liabilities include option premiums paid and received and receivables from and payables to counterparties which relate to unrealized gains and losses on futures, forwards, options and swaps and balances due from and to clearing brokers and exchanges. Futures, forwards and options purchased and written, as well as swaps purchased, are accounted for as contractual commitments on a trade date basis. The instruments are measured at fair value. Realized and unrealized gains and losses are reflected in current period income. Fair values of these instruments are based on closing exchange quotations. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of similar instruments with similar characteristics or discounted cash flows. The Group's trading activities involve the use of derivative financial instruments in the normal course of business. These instruments generally include forwards, futures, options and swaps.

Derivative instruments for hedging: On the date a derivative contract is entered into, the Group designates certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); or, (2) a hedge of a future cash flow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group's criteria for a derivative instrument to be accounted for as a hedge include:

(a) formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship is prepared before hedge accounting is applied;

(b) the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the reporting period; and

(c) the hedge is effective on an ongoing basis.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting, an adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortized to net profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to the hedged risk, are recognised in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management positions, do not qualify for hedge accounting under the specific rules in IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

(l) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest at the balance sheet date. The Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with the Group when deemed necessary.

(m) Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less.

(n) Real estate held for own use and fixed assets

Real estate (buildings) held for own use and fixed assets are carried at cost less accumulated depreciation and any necessary write-downs. The costs of these assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: buildings 25 to 50 years; furniture and fixtures 5 to 10 years; and computer equipment and software 3 to 5 years. Real estate (land) is carried at cost less any necessary write-downs. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets and real estate held for own use are determined by reference to their carrying amount.

(o) Goodwill, present value of profits of acquired insurance contracts and other intangibles

Goodwill: The Group's acquisitions of other companies are accounted for under the purchase method, whereby the purchase price is allocated to the fair value of assets and liabilities acquired at the date of acquisition with any residual amount allocated to goodwill. Goodwill on acquisitions prior to 1995 has been charged directly against shareholders' equity. Goodwill is amortized using the straight-line method over its estimated economic life. Goodwill is presumed to have a five-year economic life but can be extended to a twenty-year maximum if justifiable. In determining the period of amortization, the Group considers the expected period of benefits to be received from the acquired company which is based on factors such as the type of business, the duration of the underlying insurance contracts, customer relationships and distribution networks.

The present value of profits of acquired insurance contracts is amortized over the expected life of the policies acquired based on a constant percentage of the present value of estimated gross profits (margins) expected to be realized or the premium recognition period, as appropriate.

Other intangibles primarily consist of brand names and are amortized using the straight-line method over their estimated economic life, currently 20 years.

Attorney-in-fact relationships: At the date of the acquisition of Farmers Group, Inc. and its subsidiaries in 1988, a portion of the purchase price was assigned to the attorney-in-fact relationships. The asset representing the attorney-in-fact relationships represents the ability of Farmers Management Services to generate future revenues based on the Group's relationship with the Farmers P&C Group Companies. This carrying value is amortized on a straight-line basis over 40 years. In determining the period of amortization, the Group considered the organizational structure of inter-insurance exchanges, under which subscribers exchange contracts with each other and appoint an attorney-in-fact to provide certain management services. In addition, the Group considered the historical attorney-in-fact relationship between Farmers Group, Inc. and the Farmers P&C Group Companies. The Group does not expect that there will be a materially adverse change in the market demand for Farmers P&C Group Companies' products, nor does the Group expect that its competitors will take actions in the foreseeable future that could adversely affect the Group's estimated economic life of the asset. All economic benefits from the attorney-in-fact relationships can be drawn now and the Group believes that ability to do so will extend over the remaining estimated economic life of the asset.

(p) Income taxes

Taxes on income are recognized in the same period as the revenues and expenses to which they relate.

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted

income tax rates and laws. Deferred tax assets are recognized to the extent that their recoverability is deemed to be probable. Losses for tax purposes are treated as a deferred tax asset to the extent it is probable that the losses can offset future taxable income and is allowed by the applicable local tax laws and regulations.

Taxes payable by either the holding company or its subsidiaries on distribution to the holding company of the undistributed profits of subsidiaries are recognized as deferred income taxes unless a distribution of those profits is not intended or would not give rise to a tax liability.

Taxes paid by United Kingdom life businesses, in respect of life insurance business, are based on investment income less allowable expenses. To the extent that these taxes exceed the amount that would have been payable in respect of the shareholders' share of taxable profits, it is normal practice for United Kingdom life businesses to recover this tax from policyholders. While in the Group's case the relevant company has the contractual right to charge policyholders for the taxes attributable to their share of investment income less expenses, the obligation to pay the tax authority rests with the company and therefore, the full amount of tax including that charged to policyholders is accounted for as an income tax. Income tax expense therefore includes an element attributable to policyholders (see Note 18). In addition, deferred tax on unrealized gains on separate account assets related to certain United Kingdom unit-linked policies is included as income tax expense and an accrual for future policy fees to recover the tax charge is included in gross written premiums and policy fee revenue.

Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

(q) Employee benefits

The operating companies in the Group provide employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds. Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. The Group's expense related to these plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to the defined contribution pension plans are charged to the consolidated statement of income as they become due.

Post-retirement benefits are also provided for certain employees and are primarily funded internally. The cost of such benefits is accrued over the service period of the employee based upon the actuarially determined cost for the period.

The Group recognizes the expense related to incentive plans over the relevant performance period. With regard to share based compensation, the Group uses a fair value based method of accounting. Expense recorded for share based compensation takes into account the fair value of the shares or options to be awarded at the date of grant less any amount paid by the employee.

(r) Debt

Debt is recognized at amortized cost, which in most cases is equal to par value. Interest on debt is recognized as a charge to income when incurred. The accretion of any discount or the amortization of any premium on the issue of debt is recognized in income using the effective interest rate method.

Both convertible debt and debt with stock purchase warrants include a liability component and an equity component for the right to convert the liability into Zurich Financial Services' shares. At the time of issuance, the equity component is recorded as an adjustment to shareholders' equity. The difference between the carrying amount of the liability and its nominal value is amortized until maturity as a component of interest expense.

(s) Treasury stock

Treasury stock is deducted from equity at its nominal value of CHF 10 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of treasury shares, are recorded in additional paid-in capital in shareholders' equity.

(t) Interest

Interest expense is recognised when incurred. Other interest expense includes interest credited to policyholders.

(u) Reclassifications

The 2000 geographical and industry segments have been reclassified to conform to the 2001 Group presentation due to a more appropriate classification of Business Units from one segment to another.

(v) Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of the Group and the fact that more of its business is transacted in US dollars (USD) than in any other currency, the consolidated financial information is reported in US dollars. Assets and liabilities of all branches and subsidiaries (including the holding company) expressed in currencies other than US dollars are translated at the end-of-period exchange rates, while statements of income are translated at average exchange rates for the period. The resulting translation differences are recorded directly in shareholders' equity as cumulative translation adjustments.

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions are translated at end-of-period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the consolidated statement of income.

(w) Use of estimates

The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

3. Implementation of new accounting standards

(a) IAS 39 "Financial Instruments: Recognition and Measurement"

IAS 39, "Financial Instruments: Recognition and Measurement," was implemented as of 1 January 2001 and requires all financial assets and financial liabilities to be recognized on the balance sheet, including derivatives. As a result of implementing this new standard, all freestanding derivatives are recorded at fair value on the balance sheet. The impact of the introduction of IAS 39 was less than USD 1 million to the Group's statement of income and balance sheet.

In 2000, certain interest rate and foreign currency hedge exposures were accounted for on an accrual basis when they were designated to hedge a specific asset or liability. All other derivative instruments were recorded at fair value in the balance sheet with movements in fair value recorded in income.

(b) IAS 40 "Investment Property"

IAS 40, "Investment Property", was implemented as of 1 January 2001. As a result of this new standard, changes in the fair value of investment property are now reflected in the income statement rather than in shareholders' equity. In accordance with the permitted treatment in IAS 40, the comparative financial statements have not been restated to conform with the changed policy. The introduction of IAS 40 has resulted in the reclassification of unrealized gains on investment properties of USD 548 million, net of deferred income tax and policyholder dividends, as at 1 January 2001, from net unrealized gains on investment to retained earnings. In accordance with IAS 40, changes in the fair value of investment property of USD 148 million were recorded as an unrealized gain in the income statement for the year ended 31 December 2001. Property with a carrying amount of USD 107 million, previously classified as real estate held for investment, was reclassified as real estate held for own use, to conform with the new requirements of IAS 40.

(c) New accounting pronouncements

The International Accounting Standards Board (IASB) has issued no new or revised standards that are required to be adopted by the Group in the future.

4. Reclassifications and restatement of 2000 financial statements

The Group's financial statements for the year ended 31 December 2000 reflect differences from the amount the Group previously published. The following adjustments were made:

- To move certain unrealized gains and losses from shareholders' equity to the statement of income. The net effect on previously reported net income was a reduction of USD 7 million in 2000.
- To restate our asset management segment. The net effect on previously reported net income was a reduction of USD 5 million in 2000.
- To reclassify certain debt in our Centre segment from senior debt to debt related to capital markets & banking and risk financing activities.
- In addition, certain balance sheet items have been reclassified. The most significant are the reclassification of investments held by investment companies to a separate line item and the reclassification of asset balances related to non-reinsurance business from reinsurance assets to other assets. These reclassifications have no effect on previously reported net income or shareholders' equity.

Table 4
Reclassifications and restatement of 2000 financial statements
Income statement—key figures
in USD millions

		2000
	Original	**Restated**
Asset management fee income	1,557	1,548
Realized capital gains and unrealized gains on investments	2,330	2,319
Other operating and administrative expenses[1]	–7,054	–7,052
Operating income	3,169	3,151
Income tax expense	–739	–734
Net income before minority interest	2,430	2,417
Minority interest	–102	–101
Net income	2,328	2,316

(1) Including USD 788 million Farmers' Management expenses and related expenses disclosed separately in 2000 but included in the amount of other operating and administration expenses for 2001.

Balance sheet—key figures
in USD millions

	2000 Original	2000 Restated
Equity securities		
Available-for-sale	20,641	20,538
Trading	8,237	7,608
Investments held by investment companies	—	732
Cash and cash equivalents	5,278	5,267
Reinsurance assets	14,905	13,913
Other assets	2,364	3,356
Total assets	231,363	231,352
Other insurance reserves	2,702	2,870
Accrued expenses	2,599	2,592
Debt related to capital markets & banking and risk financing activities	3,583	3,659
Senior debt	4,346	4,270
Other liabilities	10,812	10,642
Total liabilities	208,075	208,066
Minority interests	2,614	2,621
Net unrealized gains on investments	4,076	4,065
Cumulative translation adjustment	-387	-392
Retained earnings	8,649	8,656
Total shareholders' equity	20,674	20,665

5. Foreign currency translation and transactions

Table 5 summarizes the principal exchange rates which have been used for translation purposes (USD per foreign currency unit). The net gains/(losses) on foreign currency transactions included in the consolidated statement of income were USD 58 million and USD (41) million for the years ended 31 December 2001 and 2000, respectively.

Table 5

Principal exchange rates	Balance sheet 2001	Balance sheet 2000	Statements of income and cash flow 2001	Statements of income and cash flow 2000
Australian dollar	0.5111	0.5659	0.5177	0.5814
UK pound sterling	1.4529	1.4958	1.4406	1.5148
Canadian dollar	0.6272	0.6772	0.6465	0.6737
Euro	0.8897	0.9422	0.8955	0.9229
Swiss franc	0.6015	0.6207	0.5929	0.5924

6. Changes in scope of consolidation, businesses acquired or disposed of

Acquisitions and disposals in 2001

On 22 March 2001, the Board of Directors announced its intention to divest substantially all of its third party assumed reinsurance business historically operated under the "Zurich Re" brand name. These operations were restructured into a new group under a newly formed holding company, Converium Holding AG ("Converium"), wholly owned by Zurich Financial Services. On 11 December 2001, the Group disposed of its holdings in Converium by way of an Initial Public Offering (IPO) on the SWX Swiss Exchange and the New York Stock Exchange. Further details of the Converium transaction are included in Note 7., "Discontinuance of third party assumed reinsurance and the disposal of Converium".

Other changes in scope of consolidation in 2001, businesses acquired or disposed of

On 28 August 2001 the Group completed the purchase of the Neckura Group (Neckura) of insurance companies in Germany from Nationwide Mutual Insurance Company. Neckura had a premium volume in 2000 of DEM 430 million and has 750 employees. The cost of the acquisition was Euro 194 million, paid in

cash. The balance sheet of Neckura included USD 12 million in cash and cash equivalents at the date of acquisition.

Transaction with ING Canada

On 17 December 2001, the Group entered into an agreement with ING Canada, the substance of which is as follows:

The Group transferred all of its Canadian personal lines business to ING Canada as at 31 December 2001 and received a commission for the renewal rights associated with this business. As a result, the following balances were transferred to ING Canada and are consequently excluded from these financial statements:

Table 6
in USD millions

Assets	
Cash and investments	324
Policy receivables	95
Deferred acquisition costs	23
Total assets	442
Liabilities	
Unearned premium reserve	160
Loss and loss adjustment expense reserves	293
Total liabilities	453

Under the terms of the agreement, the Group will pay the balance of USD 11 million due to ING Canada on 29 March 2002. This amount has been accrued at 31 December 2001.

Effective 1 February 2002, the Group sold its renewal rights for its Canadian Small Business and Mid Market Commercial business to ING Canada and received a commission.

The commission received for the renewal rights of all these lines of business, net of applicable expenses, was approximately USD 46 million and is included in the statement of income.

Effective 1 February 2002, the Group purchased the renewal rights for ING Canada's Large Commercial and Corporate Lines of business and paid a commission of approximately USD 15 million, which is recorded as an intangible asset.

Under the terms of the agreement with ING Canada, the Group may be responsible to indemnify ING Canada depending on the performance of the business transferred/renewed. No provision has been made in these financial statements as any future amounts payable are not determinable at this time and in management's opinion are not likely to occur.

Acquisitions and disposals in 2000

There were no significant acquisitions or disposals in 2000.

Other changes in scope of consolidation in 2000

Capital Z Investments, L.P. Bermuda (CZI), a partnership in which Zurich Financial Services holds 99.5% of the limited partnership interest, was classified as an investment in associate in 1999. CZI was fully consolidated with effect from 1 January 2000. CZI makes investments in direct private equity funds, emerging markets and hedge funds.

7. Discontinuance of third party assumed reinsurance and the disposal of Converium

As noted in Note 6 above, the Group divested substantially all of its third party assumed reinsurance business historically operated under the "Zurich Re" brand name.

Formation transactions

Converium commenced writing business under its own name on 1 October 2001 and has written all third party assumed reinsurance renewal business from that date. The transactions relating to the formation of Converium consisted principally of the transfer to Converium of substantially all of the business conducted under the Zurich Re brand name, the transfer of the Group's reinsurance entities to Converium (including Zürich Rückversicherung (Köln) AG, now renamed Converium Rückversicherung (Deutschland) AG and Zurich Reinsurance (North America) Inc., now renamed Converium Reinsurance (North America), Inc.), the transfer of certain business from those subsidiaries to Group entities and the contribution of assets including cash, real estate, marketable securities and participations, by Zurich Financial Services to Converium.

As a result of these formation transactions Converium had total shareholders' equity of approximately USD 1.65 billion as of 1 October, 2001. Shareholders' equity at the date of disposal was USD 1.56 billion.

Historically, a number of the Group's Business Units wrote business on the balance sheets of Zurich Re North America and Zurich Re Cologne, the remaining risks of which have not been assumed by Converium and which have been retained by the Group. This business has been either novated or reinsured to Group entities that will continue to be responsible for the run-off of this business.

Transfer of the Converium Zurich Business

The transfer of Zurich Re's Zurich business to Converium has been effected by the means of quota share retrocession agreements (collectively called "Quota Share Retrocession Agreement") with Converium. The covered business consists of substantially all of the third party assumed reinsurance business historically written under the "Zurich Re" brand name, which has an inception or renewal date on or after 1 January, 1987.

Premiums paid under these agreements will be on a "funds withheld" basis, whereby the premium is not immediately paid, but is rather retained by the Group and credited to a funds withheld account which is recognized as a liability in the Group's financial statements. This liability amounted to USD 1.6 billion at 31 December 2001.

Converium will continue to administer the transferred business on behalf of the Group, which remains liable to the original cedants of the business. Additionally, Converium will manage third party retrocessions related to the business transferred. Converium will bear the credit risk for uncollectible reinsurance balances. Converium will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed by Converium to the Group may be offset directly against the funds withheld liability account.

Converium is entitled to request cash advances from the Group if it has eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement and exceeding USD 25 million. The amount Converium may borrow as a result of any one event or series of related events is limited to the lesser of USD 90 million, or its actual losses from the event. Converium is entitled to request multiple advances; however, the aggregate amount it may borrow at any one time is limited to the following amounts during the periods named, and may never be in excess of the Funds Withheld Asset balance:

Table 7.1
in USD millions

Period	
Current to 30 June, 2002	180
1 July 2002 to 30 September, 2002	165
1 October, 2002 to 31 December, 2002	150
1 January, 2003 to 31 March, 2003	135
1 April, 2003 to 30 June, 2003	120
1 July, 2003 to 30 September, 2003	105

Interest on these advances would accrue at a variable annual rate equal to prevailing LIBOR plus 0.50% and would be payable monthly. Converium would be required to repay any advance at the latest on the first anniversary of its receipt.

Assumption of USD 200 Million Public Notes

On 20 October 1993, Zurich Reinsurance Centre Holdings, Inc., or ZRCH, issued USD 200 million principal amount of 7$^{1}/_{8}$% Senior Notes, due 15 October 2023. These notes are general unsecured obligations of ZRCH and rank on parity with all other unsecured and unsubordinated indebtedness of ZRCH. Converium Holding U.S. has assumed all of the rights and obligations of ZRCH under the notes indenture.

Continuing arrangements between Converium and the Group

Reinsurance arrangements: As part of the formation transactions, the Group has provided Converium with coverage for certain exposures. The Group has provided Converium with coverage for all net losses in excess of USD 59 million, including non-performance of the retrocessionaire, related to Amerisafe business ceded to the Unicover pool.

September 11 coverage: The Group has agreed to provide coverage to Converium which caps Converium net exposure for losses and loss adjustments expenses arising out of the September 11 terrorist attacks in the United States at USD 289 million. As part of this coverage, the Group has agreed to take responsibility for the non-performance of Converium's retrocessionaires with regard to losses arising out of the September 11 attacks (beyond the limit of USD 289 million). The Group has recorded losses from the September 11 terrorist attacks of USD 706 million net of reinsurance and tax of which USD 424 million are recognized in our Reinsurance - discontinued segment (see Note 16).

Other agreements: Converium entered into a significant modified co-insurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities amount to USD 410 million each. The contract can be cancelled and withdrawn after five years.

In June 2001, Zurich Insurance Company (ZIC) entered into the Trinom transaction, which provides ZIC with specific high limit catastrophe cover on business generated by Converium entities (formerly Zurich Re business). As part of the transactions leading to the Converium IPO, ZIC and Converium have entered into a reinsurance agreement, which provides for Converium to receive the reinsurance protection provided by the Trinom transaction in exchange for paying reinsurance premiums to ZIC in an amount equal to the payments due to Trinom. The reinsurance agreement was effective as of 18 June 2001, and will remain in effect until the underlying liabilities have been extinguished.

Run-off Services and Management Agreement: Converium AG and the Group have entered into a Run-off Services and Management Agreement pursuant to which Converium shall provide certain administrative services to the Group.

Profit on disposal of Converium

The Group sold 40,000,000 shares in Converium Holding AG as a result of the IPO at a price of CHF 82 per share or USD 24.59 per American Depositary Share giving gross cash proceeds of USD 1,968 million. Of these cash proceeds, USD 246 million was received in January 2002 following the completion of the IPO process through the underwriters' exercise of an over-allotment option. The proceeds received in 2002 are recorded as other receivables at 31 December 2001. The Group's total profit on disposal, after costs related to the sale of USD 111 million, was USD 298 million. The costs related to the sale comprised underwriters' commissions, fees payable to advisers, registration and other regulatory administrative fees, and travel, publicity and other costs of the stock exchange listings.

Table 7.2
Profit on disposal of Converium
in USD millions

	2001
Consideration received for sale	1,968
Less: net assets disposed of	–1,559
	409
Costs related to the disposal	–111
Profit on disposal	298

Net assets disposed of consisted of:

	At 11 December 2001
Investments other than cash and cash equivalents	4,912
Cash and cash equivalents	420
Other assets	2,446
Loss reserves	–5,123
Debt	–197
Other liabilities	–899
Net assets at 11 December 2001	1,559

The Reinsurance - discontinued segment's results include the results of Converium for the year to 11 December 2001 and the results of the run-off of certain liabilities retained by the Group as a result of the restructuring of Zurich Re's operations into Converium. These liabilities consist mainly of the run-off of business written prior to 1 January 1987 and the run-off of certain other transactions, which were not transferred to Converium. Key figures in respect of the Reinsurance - discontinued segment's results for the year ended 31 December 2001 are shown below:

Table 7.3
Key figures—Reinsurance—discontinued segment
in USD millions

	Converium		Other		Total	
	2001	2000	2001	2000	2001	2000
Gross written premiums and policy fees	2,109	2,566	877	75	2,986	2,641
Net earned premiums and policy fees	1,733	1,862	466	32	2,199	1,894
Investment result	159	256	29	54	188	310
Gain on disposal of Converium	298	—	—	—	298	—
Total revenues	2,345	2,158	421	68	2,766	2,226
Non-life losses and loss adjustment expenses	–1,897	–1,496	–723	–32	–2,620	–1,528
Total benefits, losses and expenses	–2,602	–2,223	–791	37	–3,393	–2,186
Net (loss)/income	–132	8	–328	95	–460	103
Net (loss)/income before gain on disposal	–430	8	–328	95	–758	103

8. Segment information

Table 8.1
Gross written premiums and policy fees by line of business
(before inter-segment eliminations)
in USD millions

	2001	2000
Non-life insurance		
Accident and health	1,258	1,217
Automobile	6,818	5,809
Fire and other property	4,679	3,944
General liability	4,484	3,420
Other non-life lines	3,809	2,997
Assumed reinsurance	2,297	1,903
Total	23,345	19,290
Life insurance		
Individual life		
Single premiums	1,222	1,106
Periodic premiums	2,488	2,420
Group life		
Single premiums	1,332	1,326
Periodic premiums	1,126	1,162
Accident, health and other	349	270
Policy fees on unit-linked and other investment-type products	1,311	1,178
Total	7,828	7,462

Table 8.2
Gross written premiums and policy fees by geographic area
(before inter-segment eliminations)
in USD millions

	Non-life Insurance		Life Insurance		Total	
	2001	2000	2001	2000	2001	2000
North America Corporate	10,981	8,135	154	222	11,135	8,357
North America Consumer	400	1,000	1,251	976	1,651	1,976
Continental Europe, of which:	6,004	5,554	4,432	4,255	10,436	9,809
Switzerland	1,630	1,516	2,653	2,573	4,283	4,089
UKISA	3,868	3,218	1,402	1,498	5,270	4,716
Rest of the World	1,689	1,348	587	516	2,276	1,864
Other (including inter-segment eliminations)	403	35	2	–5	405	30
Total	23,345	19,290	7,828	7,462	31,173	26,752

Table 8.3
Written premiums
in USD millions

	Direct written premiums 2001	Direct written premiums 2000	Assumed reinsurance 2001	Assumed reinsurance 2000	Ceded 2001	Ceded 2000	Total 2001	Total 2000
Non-life Insurance	21,047	17,387	2,298	1,903	-5,222	-4,326	18,123	14,964
Life Insurance	7,750	7,388	78	74	-755	-498	7,073	6,964
Capital Markets & Banking	—	—	21	47	—	—	21	47
Centre	228	227	959	1,143	-68	-211	1,119	1,159
Reinsurance - discontinued	150	166	2,836	2,475	-595	-637	2,391	2,004
Corporate	28	26	240	334	-146	-149	122	211
Inter-segment elimination	19	209	-890	-969	870	934	-1	174
Total	29,222	25,403	5,542	5,007	-5,916	-4,887	28,848	25,523

Table 8.4
Revenues and assets by geographic area
in USD millions

	Revenues 2001	Revenues 2000	Assets 2001	Assets 2000
North America Corporate	10,808	8,686	33,551	31,916
North America Consumer	3,937	4,504	35,842	32,730
Continental Europe, of which:	13,878	13,893	58,742	61,028
Switzerland	5,954	6,112	30,008	30,521
UKISA	5,740	6,627	73,191	79,890
Rest of the World	4,035	3,202	28,834	23,606
Other	79	499	1,445	2,182
Total	38,477	37,411	231,605	231,352

Table 8.5
Purchases of real estate held for own use, fixed assets and intangibles (before inter-segment eliminations)
in USD millions

	Real estate held for own use and fixed assets 2001	Real estate held for own use and fixed assets 2000	Goodwill, PVP and other intangible assets 2001	Goodwill, PVP and other intangible assets 2000
North America Corporate	222	206	147	77
North America Consumer	102	110	3	5
Continental Europe, of which:	244	212	2	38
Switzerland	137	97	1	22
UKISA	193	129	-4	161
Rest of the World	58	66	16	110
Other	2	4	2	1
Total	821	727	166	392

9. Farmers management fees and other related revenue

Farmers provides the following management services to the non-claims side of the Farmers P&C Group Companies: risk selection, preparation and mailing of policy forms and invoices, premium collection, management of the investment portfolios and certain other administrative and managerial functions. The Farmers P&C Group Companies are responsible for their own claims functions, including the settlement and payment of claims and claims adjustment expenses. They are also responsible for the payment of agent commissions and the payment of their premium and income taxes.

Farmers is contractually permitted to receive a management fee of up to 20% (25% in the case of the Fire Insurance Exchange) of the gross premiums earned by the Farmers P&C Group Companies. In order to

enable the Farmers P&C Group Companies to maintain appropriate capital and surplus while offering competitive insurance rates, Farmers has historically charged a lower management fee than the maximum allowed. The range of fees has varied by line of business over time and from year to year. During the past five years, aggregate management fees have averaged between 12% and 13% of gross premiums earned by the Farmers P&C Group Companies.

Table 9
Farmers Management Services
in USD millions

	2001	2000
Gross premiums written by the Farmers P&C Group Companies	12,762	11,800
Less: ceded to Zurich Financial Services Group affiliates	–1,375	–1,000
Net premiums written by the Farmers P&C Group Companies	11,387	10,800
Gross earned premiums of the Farmers P&C Group Companies	12,363	11,394
Farmers Management Services:		
Management fee revenue and other related revenue, of which:	1,690	1,589
Management fee revenue	1,582	1,492
Other related revenue	108	97

10. Investments and investment income

Table 10.1
Net investment income
in USD millions

	2001	2000
Fixed maturities	3,985	4,300
Equity securities	702	616
Real estate	434	422
Mortgage, policyholder, collateral and other loans	554	533
Investments in associates	–80	–54
Short-term investments	155	124
Cash and cash equivalents	327	290
Other	119	147
Total investment income	6,196	6,378
Investment expenses	–200	–220
Total	5,996	6,158

Table 10.2
Net realized capital gains
in USD millions

	2001	2000
Fixed maturities:		
Realized capital gains	1,054	315
Realized capital losses	–172	–288
Equity securities:		
Realized capital gains	2,136	3,375
Realized capital losses	–1,606	–821
Investments held by investment companies	16	—
Real estate	73	125
Mortgage, policyholder, collateral and other loans	23	23
Derivative instruments	128	112
Write-down of impaired investments	–838	–66
Other	7	25
Total	821	2,800

Table 10.3
Write-down of impaired assets recorded in realized gains in income
in USD millions

	2001	2000
Fixed maturities, available-for-sale	–72	–41
Equity securities, available-for-sale	–674	–11
Other	–92	–14
Total	–838	–66

Table 10.4
Net unrealized losses on investments (included in income)
in USD millions

	2001	2000
Fixed maturities, trading	–33	46
Equity securities, trading	–256	–634
Investments held by investment companies	31	–16
Real estate	148	—
Mortgage, policyholder, collateral and other loans	3	—
Derivative instruments	–66	123
Total	–173	–481

As a result of the introduction of IAS 40 net unrealized gains of USD 148 million in respect of real estate held for investment have been recognized in income. Prior to the introduction of IAS 40 unrealized gains and losses on real estate held for investment were recognized in shareholders' equity.

Table 10.5
Net unrealized gains on investments (included in shareholders' equity)
in USD millions

	Net change		Total at 31 December	
	2001	2000	2001	2000
Fixed maturities, available-for-sale	–171	1,416	1,789	2,120
Equity securities, available-for-sale	–2,847	–2,024	1,793	4,799
Real estate	–812	–143	–4	846
Other	–79	41	85	42
Less amounts of net unrealized investment gains/(losses) attributable to:				
Life policyholder dividends and other policyholder liabilities	716	384	–1,334	–2,108
Life deferred acquisition costs	–5	–44	–162	–162
Deferred income taxes	856	266	–589	–1,455
Minority interests	6	27	–11	–17
Foreign currency effect	–162	–172	—	—
Total	–2,498	–249	1,567	4,065

As a result of the introduction of IAS 40, gross unrealized gains of USD 846 million, USD 548 million net of deferred income tax and policyholder dividends, was transferred to retained earnings.

Table 10.6
Investments in fixed maturities and equity securities
in USD millions

	Cost or amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value	
	2001	2000	2001	2000	2001	2000	2001	2000
Held-to-maturity								
Total at 31 December	733	711	17	16	-3	-3	747	724
Available-for-sale								
Fixed maturities								
Swiss federal and cantonal governments	5,410	5,377	126	173	-19	-13	5,517	5,537
United Kingdom government	5,731	6,521	300	693	-22	-3	6,009	7,211
United States government	4,282	4,873	87	186	-41	-14	4,328	5,045
Other governments	11,368	12,019	398	440	-101	-103	11,665	12,356
Corporate debt securities	25,343	25,170	1,074	916	-308	-401	26,109	25,685
Mortgage and asset-backed securities	11,906	13,391	328	310	-37	-63	12,197	13,638
Redeemable preferred stocks	1,016	351	6	4	-2	-5	1,020	350
Total at 31 December	65,056	67,702	2,319	2,722	-530	-602	66,845	69,822
Equity securities								
Common stocks	10,353	11,772	2,423	4,993	-700	-850	12,076	15,915
Unit-trust	3,767	3,510	210	667	-128	-35	3,849	4,142
Non-redeemable preferred stocks	379	457	22	38	-34	-14	367	481
Total at 31 December	14,499	15,739	2,655	5,698	-862	-899	16,292	20,538
Total available-for-sale at 31 December	79,555	83,441	4,974	8,420	-1,392	-1,501	83,137	90,360

On 21 December 2001, the Group's subsidiary, INZIC AG, sold a substantial part of its holding in Bâloise-Holding (Bâloise) amounting to approximately 21% of Bâloise's outstanding share capital to the Strategic Money Management Company B.V. for a total price of CHF 1.7 billion (USD 1.0 billion), producing a pre-tax capital gain of CHF 197 million (USD 117 million). The holding in Bâloise was previously classified as "available-for-sale". In connection with the sale, the Group entered into a swap transaction under which the Group will retain a partial economic interest in the holding of the Bâloise shares. Under the terms of this agreement, the Group will make and receive payments related to relative movements in the price of Bâloise shares against a basket of correlated shares over a period of three years, subject to limitations on the amounts to be paid and received. The total notional amount of the Bâloise shares subject to this agreement is USD 1.0 billion. In addition, the Group continues to hold shares and options to acquire Bâloise shares amounting to approximately 6% of the Bâloise outstanding capital. The shares are classified as "available-for-sale" and the options recorded as a derivative asset.

Table 10.7
Fixed maturity schedule
in USD millions

	Amortized cost Held-to-maturity	Estimated fair value Available-for-sale
Less than one year	71	2,236
One year through five years	312	18,795
Five years through ten years	106	18,093
Over ten years	244	15,524
Subtotal	733	54,648
Mortgage and asset-backed securities	—	12,197
Total at 31 December	733	66,845

The amortized cost and estimated fair values of fixed maturities held-to-maturity and available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 10.8
Real estate held for investment
in USD millions

	2001	2000
Carrying value at 1 January	6,109	6,905
Additions and capital improvements	248	318
Disposals	–468	–693
Write-offs	–1	–8
Market value revaluation	148	–191
Transfers to assets held for own use	–107	–15
Foreign currency translation effects	–188	–207
Carrying value at 31 December	5,741	6,109

Real estate held for investment consists of investments in commercial, residential and mixed-use properties primarily located in Switzerland and the United Kingdom.

Non-income producing assets are investments where no investment income was received for the twelve months prior to the balance sheet date. The carrying values of investments held for the production of income which were non-income producing were USD 3 million and USD 71 million of mortgage loans, USD 51 million and USD 28 million of real estate, USD 28 million and USD 424 million of other long-term investments and USD 27 million and USD 6 million of fixed maturities at 31 December 2001 and 2000, respectively. The valuation allowances on non-income producing assets were USD nil and USD 21 million for mortgage loans, USD 3 million and USD nil for fixed maturities and USD 6 million and USD 2 million on other long-term investments at 31 December 2001 and 2000, respectively.

Other information: Cash and investments with a carrying value of USD 5,927 million and USD 5,025 million were deposited with regulatory authorities at 31 December 2001 and 2000, respectively. At 31 December 2001 and 2000 respectively, fixed maturity investments with a carrying value of USD 3,400 million and USD 2,043 million have been sold to financial institutions under short-term sale and repurchase agreements. These securities continue to be recognized as investments in the balance sheet and an obligation to repurchase them is included in liabilities in the balance sheet at that date.

11. Fair value of financial instruments

The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

- Cash and short-term investments: carrying amounts approximate fair values.
- Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.
- Equity securities: fair values are based on quoted market prices.
- Mortgage loans on real estate: fair values of loans on real estate are estimated using discounted cash flow calculations based upon the Group's current incremental lending rates for similar type loans.
- Policyholders' collateral and other loans: fair values of collateral loans are estimated using discounted cash flow calculations based upon the Group's current incremental lending rates for similar type loans. The fair values of policy and other loans are not calculated and are not significant to the Group.
- Derivative and other financial instruments (included in other investments): fair values are estimated based on quoted market prices, on prices provided by independent brokers, or are calculated on best market practice.
- Other invested assets, for which quoted market prices are not readily available, are not fair valued and are not significant to the Group.
- Universal life and other investment contracts: fair values are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

— Debt: fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

Table 11
Fair value of financial instruments at 31 December
(after inter-segment eliminations)
in USD millions

	Total fair value		Total carrying value	
	2001	2000	2001	2000
Fixed maturities	69,746	73,263	69,732	73,250
Equity securities	26,059	28,146	26,059	28,146
Investments held by investment companies	1,153	732	1,153	732
Mortgage loans on real estate	4,618	4,645	4,569	4,557
Policyholder collateral and other loans	5,610	3,121	5,746	3,335
Other invested assets	2,068	2,551	2,014	2,263
Short-term investments	1,403	1,820	1,403	1,820
Cash and cash equivalents	7,231	5,267	7,231	5,267
Universal life and other investment contracts	– 12,062	– 12,627	– 12,065	– 11,687
Debt	– 11,262	– 9,444	– 11,068	– 9,460
Obligation to repurchase securities	– 3,400	– 2,043	– 3,400	– 2,043

12. Derivative instruments

(a) Principles

The operations of the Group involve the underwriting of policies, which incorporate financial commitments and guarantees. The main mechanism by which the Group ensures its financial commitments are met is by purchasing financial instruments, which broadly match, by their nature and term, the expected policy benefits. The investment portfolio is therefore principally determined by the expected rate of investment return applicable to each investment class, the solvency capital available to meet fluctuations in the prices of each asset class and the nature of the insurance liabilities.

The Group uses derivative instruments to manage risks related to its capital, assets and liabilities and its commitments to third parties or to efficiently manage its capital, assets and liabilities. The Group, due to its multinational operations, has foreign currency exposure and, due to the long-term nature of some of its insurance liabilities, has exposure to interest rate and reinvestment risks. The Group uses derivatives to mitigate the risks posed by changes in foreign exchange rates and interest rates. Therefore, derivative instruments are part of general insurance, investment, asset-liability management, capital raising or cash management activities and must conform to the general guidelines of the Group for these activities, which are documented and reviewed for compliance by the Group. If the Group were required to settle all outstanding derivative positions, the sum of all gains and losses would not be material to the Group at 31 December 2001.

The Group's Business Unit, Zurich Capital Markets (ZCM) offers derivative products to its customers. ZCM does not engage in proprietary trading. ZCM's positions on derivative instruments are separately reported in subsection (c) of this Note 12.

For interest rate caps, floors and swap transactions, forward and futures contracts and options written, only the potential market value of the instruments represents a credit risk to the Group. The Group controls the credit risk of its interest rate swap agreements and forward and futures contracts through credit approvals, limits and monitoring procedures.

To limit the credit risk exposure of derivatives, derivatives are generally executed with counterparties rated A or better by Standard & Poor's. Wherever possible, efforts are undertaken to net the credit exposure with individual counterparties in compliance with applicable laws.

(b) Outstanding positions of the Group (excluding ZCM)

The notional or contractual amounts are used to express the extent of the Group's involvement in derivative transactions. This standard measurement of the volume of derivative transactions is not a

quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. The term "contractual amount" is used for derivative instruments for which an exchange of the principal sum at maturity could take place, e.g. options, futures, currency swaps. The term "notional amount" describes instruments for which the principal sum is only notionally lent or borrowed, e.g. interest rate swaps, FRAs.

Table 12.1
Notional or contractual amounts of derivative instruments (excluding ZCM)
in USD millions

	For hedging purposes							
	Asset hedges		Liability hedges		For trading purposes		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Swaps								
Interest rate swaps	222	224	—	15	981	497	1,203	736
Currency swaps	—	62	518	576	370	—	888	638
Total return equity swaps	—	80	62	—	3,045	3,198	3,107	3,278
Options								
Purchased call options	—	—	380	103	1,072	315	1,452	418
Purchased put options	952	1,135	—	159	—	—	952	1,294
Sold call options	935	1,192	—	897	1,571	—	2,506	2,089
Sold put options	—	—	—	942	1,001	360	1,001	1,302
Futures/forwards								
Purchased futures/forward contracts	107	442	204	3,490	2,472	—	2,783	3,932
Sold futures/forward contracts	184	195	—	—	33	33	217	228
Total at 31 December	2,400	3,330	1,164	6,182	10,545	4,403	14,109	13,915

Derivative instruments for trading purposes are predominantly economic hedges which may not qualify as hedges under IAS 39, but which are nevertheless an important part of the Group's hedging strategy.

Table 12.2
Maturity profile of notional or contractual amounts of derivative instruments (excluding ZCM)
in USD millions

	Remaining life				Total	
	Up to 1 year	1 to 5 years	5 to 10 years	over 10 years	2001	2000
Swaps						
Interest rate swaps	—	594	—	609	1,203	736
Currency swaps	60	362	466	—	888	638
Total return equity swaps	87	1,055	1,965	—	3,107	3,278
Options						
Purchased call options	1,315	85	52	—	1,452	418
Purchased put options	952	—	—	—	952	1,294
Sold call options	1,682	324	500	—	2,506	2,089
Sold put options	572	—	412	17	1,001	1,302
Futures/forwards						
Purchased futures/forward contracts	2,783	—	—	—	2,783	3,932
Sold futures/forward contracts	217	—	—	—	217	228
Total at 31 December	7,668	2,420	3,395	626	14,109	13,915

Table 12.3
Fair value and carrying value of derivative instruments (excluding ZCM)
in USD millions

	2001		2000		Carrying value	
	Positive fair value	Negative fair value	Positive fair value	Negative fair value	2001	2000
Swaps					–24	–17
Interest rate swaps	57	26	51	24		
Currency swaps	7	65	6	72		
Total return equity swaps	64	61	38	30		
Options						
Purchased options:					172	231
Purchased call options	101	—	171	—		
Purchased put options	71	—	61	—		
Sold options:					–94	–15
Sold call options	—	85	—	6		
Sold put options	—	9	—	9		
Futures/forwards						
Purchased futures/forward contracts	29	4	163	3	25	159
Sold futures/forward contracts	—	3	—	—	–3	1
Total at 31 December	329	253	490	144	76	359

Table 12.4
Fair value of derivative instruments (excluding ZCM)
in USD millions

	For hedging purposes				For trading purposes			
	Asset		Liability					
	Positive fair value	Negative fair value	Positive fair value	Negative fair value	Positive fair value	Negative fair value	Positive fair value	Total Negative fair value
At 31 December 2001								
Swaps								
Interest rate swaps	—	25	—	—	57	1	57	26
Currency swaps	—	—	—	49	7	16	7	65
Total return equity swaps	—	—	19	—	45	61	64	61
Options								
Purchased call options	—	—	18	—	83	—	101	—
Purchased put options	71	—	—	—	—	—	71	—
Sold call options	—	—	—	—	—	85	—	85
Sold put options	—	—	—	—	—	9	—	9
Futures/forwards								
Purchased futures/forward contracts	11	—	2	—	16	4	29	4
Sold futures/forward contracts	—	3	—	—	—	—	—	3
Total at 31 December 2001	82	28	39	49	208	176	329	253
At 31 December 2000								
Swaps								
Interest rate swaps	—	24	—	—	51	—	51	24
Currency swaps	—	25	6	47	—	—	6	72
Total return equity swaps	—	1	—	—	38	29	38	30
Options								
Purchased call options	—	—	32	—	139	—	171	—
Purchased put options	58	—	3	—	—	—	61	—
Sold call options	—	1	—	5	—	—	—	6
Sold put options	—	—	—	9	—	—	—	9
Futures/forwards								
Purchased futures/forward contracts	7	2	156	1	—	—	163	3
Total at 31 December 2000	65	53	197	62	228	29	490	144

The Group independently evaluates the creditworthiness of its counterparties, taking into account credit ratings assigned by recognized rating organizations. The following table presents the Group's derivative instruments portfolio and the associated credit exposure at 31 December 2001. The current exposure is defined as the positive replacement cost of the derivative transactions. The potential exposure is the estimate of future replacement costs of these derivative transactions based on add-ons as recommended by the Basle Committee. Options written normally do not give rise to counterparty credit risk since they obligate the Group, and not its counterparty to perform. Exchange-traded financial instruments such as futures generally do not give rise to a significant counterparty exposure due to the margin requirements of the individual exchanges.

Table 12.5
Standard & Poor's Rating
in USD millions

	Current exposure		Potential exposure		Total exposure	
	2001	2000	2001	2000	2001	2000
AAA	2	4	—	2	2	6
AA	287	419	236	368	523	787
A	40	67	29	21	69	88
BBB	—	—	—	2	—	2
Total at 31 December	329	490	265	393	594	883

(c) Outstanding positions of Zurich Capital Markets (ZCM)

ZCM's risk management model is focused on controlling incremental risk and actively monitoring existing portfolio risk. Incremental risk is controlled by subjecting new transactions to both a quantitative and a qualitative analysis that is performed at the direction of ZCM's Transaction Approval Committee. The Transaction Approval Committee is comprised of several senior group executives including the Chief Operating Officer and the Chief Risk Officer. Transactions that exceed the size and maturity limits set forth in the Zurich Financial Services Group's Risk Policy Manual, are subject to prior authorization by the Group Financial Council. Existing portfolio risk is monitored daily through a variety of quantitative measures including Value-at-Risk (VaR) and stress testing.

Value at Risk

Value-at-Risk (VaR) is a statistical estimate of the worst-case loss for a given portfolio over a specified time horizon with a given level of confidence. It is used by the securities industry, financial product companies and banks, and provides a good measure of a firm's capital that is at risk. ZCM utilizes VaR to measure, monitor and review ZCM's market and credit risk exposures.

ZCM calculates VaR on its existing portfolio and reports these figures to the Chief Risk Officer on a daily basis. To calculate VaR on its various businesses, ZCM uses Monte-Carlo simulation to predict the future price behavior of the full array of market and credit risk factors to which ZCM's businesses are exposed. The simulation of these variables is designed to determine potential losses to the portfolio. ZCM's VaR is an estimate, at 99% confidence level, of the largest expected loss to the portfolio over a one-day and a one-year time horizon. ZCM's VaR at 31 December 2001 was USD 202 million compared with USD 67 million at 31 December 2000.

VaR is a robust statistical technique for calculating risk. However, VaR has limitations. Monte-Carlo simulation results are based on historical information. The historical behavior of market and credit risk factors may not accurately predict actual results in future periods. As a result, changes in the actual value of the portfolio may be different than the results predicted by the VaR calculation. ZCM is aware of the limitations of VaR and utilizes other measurements in monitoring risk exposures.

Stress Testing

VaR is designed to measure portfolio risk during normal markets. ZCM performs stress testing on its risk exposures to identify the impact of abnormal market movements on the value of ZCM's portfolio and assigns particular relevance to the businesses for which the VaR measurement alone does not adequately capture the risk.

Table 12.6
Notional or contractual amounts of derivative instruments
in USD millions

	Remaining life				Total	
	Up to 1 year	1 to 5 years	5 to 10 years	over 10 years	2001	2000
Swaps						
Interest rate swaps	2,528	3,649	1,701	2,181	10,059	5,144
Currency swaps	118	1,114	34	16	1,282	1,375
Total return equity swaps	925	192	20	56	1,193	143
Other swaps	—	453	85	464	1,002	628
Options						
Purchased call options	—	3	—	8	11	3
Purchased put options	—	14	—	250	264	12
Sold call options	148	4,854	2,201	1,074	8,277	2,055
Sold put options	—	—	—	360	360	2,841
Futures/forwards						
Purchased futures/forward contracts	1,937	123	—	—	2,060	1,505
Sold futures/forward contracts	1,515	—	—	—	1,515	384
Total at 31 December	7,171	10,402	4,041	4,409	26,023	14,090

Table 12.7
Fair value and carrying value of derivative instruments
in USD millions

	2001		2000		Carrying value	
	Positive fair value	Negative fair value	Positive fair value	Negative fair value	2001	2000
Swaps					–16	21
Interest rate swaps	293	153	261	220		
Currency swaps	25	67	66	59		
Total return equity swaps	10	175	10	16		
Other swaps	54	3	4	1		
Options						
Purchased options:					15	16
Purchased call options	10	—	1	—		
Purchased put options	6	1	—	1		
Sold options:					–1,760	–767
Sold call options	217	1,956	—	388		
Sold put options	—	21	15	330		
Futures/forwards						
Purchased futures/forward contracts	23	39	44	29	–16	63
Sold futures/forward contracts	27	—	23	11	27	–40
Total at 31 December	665	2,415	424	1,055	–1,750	–707

Current exposure represents the cost to ZCM of replacing all derivative transactions if all entities to which ZCM has exposure were to default. Current exposure takes into account legally recognized netting arrangements and acceptable credit enhancements where applicable, but no estimate of recovery and not taking into account the fair value of any collateral. Potential exposure, based on an industry standard methodology, is the estimate of the potential replacement cost of all derivative transactions under various market conditions simulated using the Monte-Carlo technique, also taking into account netting and credit enhancements but with no estimate of recovery.

Table 12.8
Rating Standard & Poor's
in USD millions

	Current exposure		Collateral held		Exposure net of collateral		Potential exposure	
	2001	2000	2001	2000	2001	2000	2001	2000
AAA	—	—	—	—	—	—	—	—
AA	246	145	—	—	246	145	934	450
A	94	14	—	—	94	14	218	56
Not rated	325	265	115	—	210	265	649	451
Total at 31 December	665	424	115	—	550	424	1,801	957

Management has made certain assumptions to make a more accurate disclosure of exposure to derivative counterparties. Management has also adjusted the exposure to derivatives counterparties for 2000 to be comparable to the 2001 presentation.

13. Benefits, losses and expenses

Table 13.1
Benefits, losses and expenses
in USD millions

	Gross before reinsurance		Ceded		Net	
	2001	2000	2001	2000	2001	2000
Losses and loss adjustment expenses						
Non-life Insurance	19,380	13,750	–5,421	–3,099	13,959	10,651
Life insurance	93	121	–8	–6	85	115
Capital Markets & Banking	13	34	—	—	13	34
Centre	780	993	–128	–175	652	818
Reinsurance - discontinued	3,514	2,240	–894	–712	2,620	1,528
Corporate	240	412	–93	–97	147	315
Inter-segment elimination	–411	–611	337	483	–74	–128
Total	23,609	16,939	–6,207	–3,606	17,402	13,333
Death and other life insurance benefits						
Non-life Insurance	109	92	23	4	132	96
Life insurance	5,310	5,183	–408	–322	4,902	4,861
Centre	382	284	19	–75	401	209
Reinsurance - discontinued	27	29	–18	–19	9	10
Corporate	31	77	–21	–8	10	69
Inter-segment elimination	–34	–81	112	218	78	137
Total	5,825	5,584	–293	–202	5,532	5,382

Table 13.1 (continued)
Benefits, losses and expenses
in USD millions

	Gross before reinsurance		Ceded		Net	
	2001	2000	2001	2000	2001	2000
Increase in future life policyholders' benefits						
Non-life Insurance	1	2	—	—	1	2
Life insurance	1,621	1,615	- 3	- 98	1,618	1,517
Centre	- 83	- 23	12	—	- 71	- 23
Reinsurance - discontinued	6	- 11	- 1	- 2	5	- 13
Corporate	13	- 4	- 13	3	—	- 1
Inter-segment elimination	- 15	- 4	10	1	- 5	- 3
Total	1,543	1,575	5	- 96	1,548	1,479
Total losses and loss adjustment expenses and insurance benefits						
Non-life Insurance	19,490	13,844	- 5,398	- 3,095	14,092	10,749
Life insurance	7,024	6,919	- 419	- 426	6,605	6,493
Capital Markets & Banking	13	34	—	—	13	34
Centre	1,079	1,254	- 97	- 250	982	1,004
Reinsurance - discontinued	3,547	2,258	- 913	- 733	2,634	1,525
Corporate	284	485	- 127	- 102	157	383
Inter-segment elimination	- 460	- 696	459	702	- 1	6
Total	30,977	24,098	- 6,495	- 3,904	24,482	20,194
Of which:						
Losses and loss adjustment expenses paid						
Non-life Insurance	13,600	13,233	- 1,212	- 593	12,388	12,640
Life insurance	42	26	38	41	80	67
Capital Markets & Banking	12	4	—	—	12	4
Centre	1,133	1,032	—	- 1	1,133	1,031
Reinsurance - discontinued	1,955	1,502	- 576	- 208	1,379	1,294
Corporate	621	437	- 85	- 105	536	332
Inter-segment elimination	- 637	- 489	559	357	- 78	- 132
Total	16,726	15,745	- 1,276	- 509	15,450	15,236

Table 13.2
Underwriting and policy acquisition costs
in USD millions

	Gross before reinsurance		Ceded		Net	
	2001	2000	2001	2000	2001	2000
Non-life Insurance	3,882	3,227	–992	–748	2,890	2,479
Life insurance	1,517	1,066	–135	–72	1,382	994
Capital Markets & Banking	10	11	—	—	10	11
Centre	253	245	–76	–85	177	160
Reinsurance - discontinued	589	624	–121	–157	468	467
Corporate	31	58	–15	–22	16	36
Inter-segment elimination	–327	–200	327	201	—	1
Total	5,955	5,031	–1,012	–883	4,943	4,148

Table 13.3
Non-life net technical expenses and net non-technical result
in USD millions

	Net technical expenses		Net non-technical result		Total	
	2001	2000	2001	2000	2001	2000
Underwriting and policy acquisition costs					–2,890	–2,479
Other operating and administrative expenses					–2,048	–1,839
Sub-total	–4,597	–4,155	–341	–163	–4,938	–4,318
Other income	187	166	324	195	511	361
Interest expense	–3	–4	–230	–246	–233	–250
Total	–4,413	–3,993	–247	–214	–4,660	–4,207

14. Underwriting reserves

Table 14
in USD millions

	Non-life Insurance		Life Insurance		Farmers Management Services		Capital Markets & Banking		Centre		Reinsurance - discontinued	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Gross												
Reserves for losses and loss adjustment expenses	30,939	27,515	353	519	—	—	3	31	2,612	3,128	5,222	5,342
Reserves for unearned premium reserves	8,651	7,410	216	248	—	—	—	8	402	389	577	836
Future life policyholders' benefits	55	57	45,131	44,421	—	—	—	—	1,840	1,962	—	161
Policyholders' contract deposits and other funds, net	634	598	17,181	17,994	—	—	—	—	—	—	–8	–3
Total underwriting reserves	40,279	35,580	62,881	63,182	—	—	3	39	4,854	5,479	5,791	6,336
Ceded												
Reserves for losses and loss adjustment expenses	12,048	9,170	110	106	—	—	—	—	247	375	3,251	1,447
Reserves for unearned premium reserves	1,587	1,292	39	40	—	—	—	—	24	62	495	67
Future life policyholders' benefits	—	—	851	879	149	63	—	—	189	1,402	—	20
Policyholders' contract deposits and other funds, net	4	3	279	306	165	76	—	—	—	—	–8	–3
Total ceded reserves	13,639	10,465	1,279	1,331	314	139	—	—	460	1,839	3,738	1,531
Net												
Reserves for losses and loss adjustment expenses	18,891	18,345	243	413	—	—	3	31	2,365	2,753	1,971	3,895
Reserves for unearned premium reserves	7,064	6,118	177	208	—	—	—	8	378	327	82	769
Future life policyholders' benefits	55	57	44,280	43,542	–149	–63	—	—	1,651	560	—	141
Policyholders' contract deposits and other funds, net	630	595	16,902	17,688	–165	–76	—	—	—	—	—	—
Net underwriting reserves	26,640	25,115	61,602	61,851	–314	–139	3	39	4,394	3,640	2,053	4,805

14. Underwriting reserves

Table 14 (continued)
in USD millions

	Corporate		Eliminations		Total	
	2001	2000	2001	2000	2001	2000
Gross						
Reserves for losses and loss adjustment expenses	457	970	–2,365	–1,769	37,221	35,736
Reserves for unearned premium reserves	32	67	–234	–292	9,644	8,666
Future life policyholders' benefits	306	1,704	–422	–1,755	46,910	46,550
Policyholders' contract deposits and other funds net	—	4	–163	–77	17,644	18,516
Total underwriting reserves	795	2,745	–3,184	–3,893	111,419	109,468
Ceded						
Reserves for losses and loss adjustment expenses	184	208	–2,235	–2,638	13,605	8,668
Reserves for unearned premium reserves	18	14	–234	–292	1,929	1,183
Future life policyholders' benefits	144	136	–434	–1,544	899	956
Policyholders' contract deposits and other funds net	—	—	–164	–74	276	308
Total underwriting reserves	346	358	–3,067	–4,548	16,709	11,115
Net						
Reserves for losses and loss adjustment expenses	273	762	–130	869	23,616	27,068
Reserves for unearned premium reserves	14	53	—	—	7,715	7,483
Future life policyholders' benefits	162	1,568	12	–211	46,011	45,594
Policyholders' contract deposits and other funds net	—	4	1	–3	17,368	18,208
Total underwriting reserves	449	2,387	–117	655	94,710	98,353

15. Reserves for losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Where applicable, reserves have been discounted using average interest rates of 3.1% for 2001 and 3.6% for 2000, which has reduced reserves by USD 245 million and USD 330 million at 31 December 2001 and 2000, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling USD 293 million and USD 208 million at 31 December 2001 and 2000, respectively, have been deducted from reserves for losses and loss adjustment expenses. Reserves in respect of benefits payable under certain life insurance contracts have been reclassified to future life policyholders' benefits.

Table 15.1
Reserves for losses and loss adjustment expenses
in USD millions

	2001	2000
At 1 January		
Gross reserves for losses and loss adjustment expenses	35,736	37,904
Reinsurance recoverable	–8,668	–7,161
Net reserves for losses and loss adjustment expenses	27,068	30,743
Losses and loss adjustment expenses incurred		
Current year	16,483	13,038
Prior years	919	295
Total	17,402	13,333
Losses and loss adjustment expenses paid		
Current year	–6,130	–5,357
Prior years	–9,322	–9,879
Total	–15,452	–15,236
Acquisitions and disposals of companies and businesses	–4,165	—
Reclassification to future life policyholders' benefits	–124	–447
Foreign currency translation effects	–1,113	–1,325
At 31 December		
Net reserves for losses and loss adjustment expenses	23,616	27,068
Reinsurance recoverable	13,605	8,668
Gross reserves for losses and loss adjustment expenses	37,221	35,736

Asbestos and environmental claims

Management has considered environmental and latent injury claims and claims expenses in establishing the reserves for losses and loss adjustment expenses. The Group continues to be advised of claims asserting injuries from toxic waste, hazardous materials and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dumpsites relating to policies written in prior years and indemnity claims asserting injuries from asbestos. Coverage and claim settlement issues, such as determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than the remainder of the Group's book of business. Such claims cannot be estimated with traditional reserving techniques and, accordingly, the uncertainty with respect to the ultimate cost of these types of claims has been greater than the uncertainty relating to standard lines of business. The uncertainties arise out of changes or potential changes in various laws or the interpretation of laws. While the Group believes that it has made adequate provision for these claims, it is possible that future adverse development could have a material effect on the Group's results of operations, cash flows and financial position. At 31 December 2001 and 2000, the net reserve amounts relating to these claims included above were USD 2,281 million and USD 2,036 million, respectively.

Table 15.2
Reserves for losses and loss adjustment expenses for asbestos and environmental claims
in USD millions

	2001		2000	
	Gross	Net	Gross	Net
Asbestos				
At 1 January	1,869	1,283	2,040	1,531
Losses and loss adjustment expenses incurred	461	328	29	4
Losses and loss adjustment expenses paid	–105	12	–84	–20
Commutations and settlements	–96	50	–62	–179
Foreign currency translation effects	–21	–20	–54	–53
At 31 December	2,108	1,653	1,869	1,283
Environmental				
At 1 January	1,257	753	1,527	1,279
Losses and loss adjustment expenses incurred	–123	–69	3	–38
Losses and loss adjustment expenses paid	–88	–64	–116	–92
Commutations and settlements	–224	20	–154	–393
Foreign currency translation effects	–12	–12	–3	–3
At 31 December	810	628	1,257	753
Combined				
At 1 January	3,126	2,036	3,567	2,810
Losses and loss adjustment expenses incurred	338	259	32	–34
Losses and loss adjustment expenses paid	–193	–52	–200	–112
Commutations and settlements	–320	70	–216	–572
Foreign currency translation effects	–33	–32	–57	–56
At 31 December	2,918	2,281	3,126	2,036

The 2000 reserves for loss and loss adjustment expenses for environmental claims as previously published included USD 216 million gross, USD 85 million net, of non-environmental reserves. The 2000 information has therefore been adjusted to exclude those reserves from this table.

16. September 11 2001 terrorist attacks in the USA

On September 11 2001, terrorist attacks were directed at New York and Washington, D.C., in the United States. The Group was primarily exposed to claims in its US direct non-life and third party assumed reinsurance businesses (subsequently renamed as Converium and disposed of by means of an IPO on 11 December 2001 (see note 7)), with other US operations largely unaffected. The total of all such claims that have been charged to the income statement and reserved in the balance sheet as loss and loss adjustment expenses, net of reinsurance and inclusive of reinstatement premiums but before tax effects, is USD 807 million (net of tax USD 706 million). The pre-tax losses have been recorded as: USD 460 million in reinsurance—discontinued, USD 284 million in non-life insurance and USD 63 million in Centre. The amount of claims that have been paid up to and including 31 December 2001, net of reinsurance, is USD 44 million.

Additionally, the costs incurred with the relocation of its New York premises and assisting affected employees to cope with these tragic circumstances amounted to USD 13 million.

17. Future life policyholders' benefits and policyholders' contract deposits and other funds

Long-duration contract liabilities included in future life policyholders' benefits result primarily from traditional participating and non-participating life insurance products. Short-duration contract liabilities are primarily accident and health insurance products. The liability for future life policyholder benefits has been established based upon the following:

- Interest rates which vary by territory, year of issuance and product.
- Mortality rates based on published mortality tables adjusted for actual experience by geographic area and modified to allow for variations in policy form.

— Surrender rates based upon actual experience by geographic area and modified to allow for variations in policy form.

The amount of policyholder dividends to be paid is determined annually by each Group life insurance company. Policyholder dividends include life policyholders' share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments, relating to future policyholders' benefits and policyholders' contract deposits, vary according to the type of contract and the territory. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Table 17
Future life policyholders' benefits and policyholders' contract deposits and other funds
in USD millions

	2001	2000
Future life policyholders' benefits		
Long-duration contracts	46,447	46,081
Short-duration contracts	463	469
Total at 31 December	46,910	46,550
Policyholders' contract deposits and other funds		
Annuities	1,284	1,260
Universal life and other investment contracts	12,065	11,687
Policyholder dividends	4,295	5,569
Total at 31 December	17,644	18,516

18. Income taxes

Table 18.1
Income tax expense/(benefit)
in USD millions

	2001	2000
North America Consumer		
Current	469	521
Deferred	–52	–42
Total	417	479
North America Corporate		
Current	14	101
Deferred	–233	–141
Total	–219	–40
Continental Europe		
Current	159	273
Deferred	–7	2
Total	152	275
UKISA		
Current	12	370
Deferred	–279	–381
Total	–267	–11
Rest of the World		
Current	157	41
Deferred	–135	–37
Total	22	4
Other		
Current	–3	2
Deferred	–18	25
Total	–21	27
Total		
Current	808	1,308
Deferred	–724	–574
Total income tax expense	84	734

The tax attributable to United Kingdom life insurance policyholder earnings is included in income tax expense. Tax benefit attributable to policyholder earnings was USD 296 million and USD 167 million in 2001 and 2000, respectively. In addition, deferred tax on policyholders' separate account unrealized investment gains is included as income tax expense and an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue. Income tax expense is shown before reduction for the element attributable to policyholders.

Table 18.2
Expected and actual income tax expense
in USD millions

	2001	2000
Expected income tax (benefit)/expense	–73	977
Increase/(reduction) in taxes resulting from:		
Non-taxable income	–41	–47
Non-deductible expenses	129	26
State, local and similar taxes	87	49
Effect of tax losses	161	–125
Additional tax expense attributable to policyholder earnings	–187	–117
Other	8	–29
Actual income tax expense	84	734

Table 18.2 illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

The "expected" weighted average tax rate for the Group was 33.8% and 30.8% in 2001 and 2000, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax in relation to the operating income/(loss) generated in the main territories in which the Group operates.

Table 18.3
Deferred income taxes
in USD millions

	2001	2000
Deferred income tax assets		
Reserves for losses	438	607
Reserves for unearned premiums	212	253
Accruals not currently deductible	122	272
Deferred policy acquisition costs	213	586
Unrealized depreciation of investments	188	334
Depreciable and other amortizable assets	32	333
Deferred front-end fees	345	406
Life policy reserves	272	542
Loss carry forwards	743	576
Other	889	1,235
Total deferred income tax assets	3,454	5,144
Valuation allowance	–259	–233
Net deferred income tax asset	3,195	4,911
Deferred income tax liabilities		
Reserves for losses	370	491
Deferred policy acquisition costs	1,951	2,395
Unrealized appreciation of investments	765	1,819
Unrealized gains on investments in real estate	—	418
Depreciable and other amortizable assets	486	717
Present value of profits of acquired insurance contracts (PVP)	226	307
Attorney-in-fact relationships	435	451
Life policy reserves	371	164
Separate account liabilities	246	552
Other	321	825
Total deferred income tax liabilities	5,171	8,139
Net deferred income tax assets	–3,195	–4,911
Net deferred income tax liabilities at 31 December	1,976	3,228

The current income tax payable included in other liabilities on the balance sheet at 31 December 2001 and 2000 was USD 927 million and USD 733 million, respectively.

At 31 December 2001 and 2000, respectively the Group had income tax loss carryforwards of USD 2,628 million and USD 1,620 million available (subject to various statutory restrictions) for use in future tax returns, the majority of the income tax loss carryforwards expire after 5 years. Deferred tax assets on loss carryforwards of USD 1,726 million and USD 1,176 million have been recognized at 31 December 2001 and 2000, respectively.

19. Earnings per share

Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of common shares outstanding for the period, excluding the average number of shares held as treasury shares. Diluted earnings per share reflects the effect of potentially dilutive shares.

Table 19
Earnings per share

	Net income/(loss) (in USD millions)	Shares	Per share (USD)
2001			
Basic and diluted earnings per share	–387	83,562,446	–4.63

Since the Group is reporting a net loss for the year 2001, the effect of the 272,835 potential shares as per 31 December 2001 is anti-dilutive. Hence, diluted earnings per share equal basic earnings per share.

	Net income/(loss) (in USD millions)	Shares	Per share (USD)
2000			
Basic earnings per share	2,316	84,507,537	27.41
Effect of dilutive shares			
Compensation and incentive plans	—	416,630	–0.14
Diluted earnings per share	2,316	84,924,167	27.27

20. Investments in associates

Table 20
Significant investments in associates
in USD millions

	Book value		Share in profit/(loss)		Interest held	
	2001	2000	2001	2000	2001	2000
Capital Z Financial Services Fund II LP, United States	281	383	–106	–45	31.36%	31.32%
PSP Swiss Property AG, Switzerland	193	237	42	9	22.79%	40.41%
InCentive Capital AG, Switzerland	—	149	6	–6	24.97%	24.97%
The Guarantee Company of North America, Canada	66	71	2	6	32.09%	32.08%
Insurance Partners Offshore (Bermuda), L.P., Bermuda	42	58	–16	–16	54.00%	54.00%
Inter Investisseur S.A., Paris	19	17	9	1	31.69%	21.11%
Other	232	266	–17	–3		
Total at 31 December	833	1,181	–80	–54		

Insurance Partner Offshore (Bermuda), L.P., Bermuda is not consolidated since it is not controlled by the Group.

InCentive Capital AG has been reclassified as available for sale since the Group does not have the ability to exercise significant influence over the Company.

21. Reinsurance and reinsurance assets

Ceded reinsurance arrangements do not relieve the Group from its direct obligations to its insureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Group holds substantial collateral as security under related reinsurance agreements in the form of deposits, securities and/or letters of credit.

A provision has been recorded for estimated unrecoverable reinsurance. No single reinsurer is a material reinsurer to the Group, nor is the Group's business substantially dependent upon any reinsurance contract.

The life insurance operations limit exposure to loss on any single life. Retention limits vary by territory and product line. Approximately 9.6% and 6.7% of gross written premiums and policy fees were ceded at 31 December 2001 and 2000, respectively.

Table 21
Reinsurance assets
in USD millions

	Gross before reinsurance		Reinsurance assets		Net	
	2001	2000	2001	2000	2001	2000
Total underwriting reserves at 31 December	111,419	109,468	16,709	11,115	94,710	98,353
Premiums and insurance balances receivable, net			966	1,234		
Funds held for the benefit of reinsurers			637	1,564		
Total reinsurance assets at 31 December			18,312	13,913		

Trinom

On 18 June 2001 the Group entered into a transaction with Trinom Ltd., a Bermuda-based special purpose company to provide protection against hurricane, earthquake and windstorm exposures. Trinom has no business other than this agreement ("the protection agreement"). The transaction developed an additional source of fully collateralized reinsurance capacity and stabilized the Group's reinsurance protection for up to three years by providing multiple event coverage at pre-agreed conditions. The reinsurance with Trinom provides coverage based on modeled losses from a notional portfolio of risks assumed by the former Zurich Re division of Zurich Insurance Company ("ZIC"), structured so as to match a specific book of Zurich Re's exposure. In the event of a qualifying event such as a US earthquake, US hurricane or European windstorm, the losses to ZIC will be calculated using the loss models and certain parameters, such as earthquake magnitude and location or hurricane force. The actual losses suffered by ZIC may not be identical to those calculated by the model, although the model has been designed to ensure a high level of correlation between the modeled losses and the actual losses.

In the event of a loss resulting in claims under the protection agreement, Trinom will pay the claims from funds raised by the issue of risk-linked securities. Trinom has issued, through a private placement, USD 161,856,000 of risk-linked securities: USD 60,000,000 Class A-1 Notes, USD 97,000,000 Class A-2 Notes and USD 4,856,000 of Preference Shares, which have an initial maturity of three years.

The holders of the notes and the preference shares receive interest and dividends, respectively, which are comparable to reinsurance premiums payable under traditional reinsurance arrangements, and on maturity will receive the principal invested, less any amounts used to pay losses under the protection agreement, plus any investment income earned on the principal. In the event of a pre-determined trigger event (an earthquake, hurricane or windstorm with losses above certain limits) the dividend payments on the preference shares and the interest payments on the A-2 notes will be increased. These increases will be reflected in the payments payable by ZIC to Trinom. The holders of the notes bear the ultimate risks of the exposures transferred to Trinom under the protection agreement.

Trinom retains full beneficial interest in, and control over, the funds raised from the sale of the securities and the investment income earned on those funds, except that ZIC has security over the funds to ensure payment of any claims under the protection agreement. ZIC has no control over the funds raised from the sale of the securities and the investment income earned on those funds or any obligation to repay the securities. ZIC has no beneficial interest in, and consequently does not consolidate, Trinom.

Following the divestiture of Converium, the underlying risks covered through these arrangements have been transferred to Converium by way of reinsurance cover, although ZIC retains the original legal liability for these exposures. Consequently, the benefits of the Trinom coverage have also been transferred to Converium by way of reinsurance cover. The Group makes no profit or loss from these arrangements. The Group accounts for the premium payments to Trinom as ceded premium and the corresponding premium from Converium as premium assumed. Any losses incurred under the underlying catastrophe risk policies will be recorded as a loss by the Group, offset by a loss recovery from Converium. Loss recoveries from Trinom will be matched by losses payable to Converium.

The Group accounts for payments to Trinom as reinsurance ceded and any loss recoveries from Trinom as a reduction to non-life losses and loss adjustment expenses.

22. Deferred policy acquisition costs

Table 22
Deferred policy acquisition costs
in USD millions

	Non-life Insurance		Life Insurance		Capital Markets & Banking		Centre		Reinsurance - discontinued	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Balance at 1 January	1,127	1,106	7,737	7,736	3	—	108	128	185	169
Acquisition costs deferred	1,388	1,105	804	920	—	—	25	23	-3	15
Amortization charged to income	1,164	1,044	-432	366	3	3	-25	-43	46	12
Gains/(losses) on investments	—	—	7	-40	—	—	—	—	—	—
Disposals	-23	—	—	—	—	—	—	—	-215	—
Increase/(decrease) due to currency translation	23	-40	-229	-513	—	—	24	—	-5	-11
Balance at 31 December	1,351	1,127	7,887	7,737	—	3	132	108	8	185

Table 22 (continued)
Deferred policy acquisition costs
in USD millions

	Corporate		Total	
	2001	2000	2001	2000
Balance at 1 January	33	21	9,193	9,160
Acquisition costs deferred	—	—	2,214	2,063
Amortization charged to income	-1	12	-1,579	-1,426
Gains/(losses) on investments	—	—	7	-40
Disposals	—	—	-238	—
Increase/(decrease) due to currency translation	-26	—	-213	-564
Balance at 31 December	6	33	9,384	9,193

23. Real estate held for own use and other fixed assets

Table 23
Real estate held for own use and other fixed assets
in USD millions

	2001	2000
Land held for own use	355	342
Buildings held for own use	1,344	1,341
Furniture and fixtures	574	609
Computer and software equipment	2,214	1,974
Other fixed assets	698	672
Total cost before depreciation	5,185	4,938
Less: accumulated depreciation	-2,326	-2,253
Total at 31 December	2,859	2,685
Activity during the year		
Carrying value at 1 January	2,685	2,653
Additions and capital improvements	821	727
Disposals	-179	-197
Depreciation expense	-502	-465
Foreign currency translation effects	34	-33
Carrying value at 31 December	2,859	2,685

The fire insurance value of the Group's own use real estate, investment real estate and fixed assets totaled USD 8,812 million and USD 9,049 million at 31 December 2001 and 2000, respectively.

24. Intangible assets

Table 24
Intangible assets
in USD millions

	Goodwill		Present value of profits of acquired insurance contracts		Other intangible assets		Attorney in-fact relationships		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Carrying value at 1 January	1,094	1,008	1,265	1,411	1,519	1,580	1,196	1,239	5,074	5,238
Additions and transfers	109	198	—	120	57	74	—	—	166	392
Eliminated on disposals and transfers	–32	–1	–101	–18	–10	–29	—	—	–143	–48
Amortization expense	–88	–93	–157	–202	–104	–104	–43	–43	–392	–442
Foreign currency translation effects	–24	–18	–21	–46	–1	–2	—	—	–46	–66
Carrying value at 31 December	1,059	1,094	986	1,265	1,461	1,519	1,153	1,196	4,659	5,074
Accumulated amortization at 31 December	334	271	1,251	1,109	427	356	556	513	2,568	2,249

Actual economic lives of goodwill range from 5 to 20 years. The amount of interest accrued on the unamortized present value of profits of acquired insurance contracts ("PVP") balance and presented net against amortization expense was USD 51 million and USD 79 million for the years ended 31 December 2001 and 2000, respectively. Interest on PVP accrued at interest rates ranging from 4% to 12%. Annual PVP amortization expense is estimated to range from USD 95 million to USD 150 million for the years 2002 to 2007, but may fluctuate outside this range based on investment performance. The asset representing the attorney-in-fact relationships is amortized on a straight-line basis over 40 years.

25. Separate account (unit-linked) assets

In certain countries, separate account assets and liabilities do not necessarily equal. The year-on-year movement in this difference is reflected in the income statement and as an adjustment to cash flows from operating activities.

Table 25
Separate account (unit-linked) assets
in USD millions

	2001	2000
Fixed maturities	6,587	6,378
Equity securities	43,267	43,989
Real estate	2,774	2,609
Mortgage loans	—	1
Collateral and other loans	9	10
Short-term investments	319	788
Other investments	546	668
Cash and cash equivalents	1,349	1,348
Total at 31 December	54,851	55,791

26. Debt

Table 26
in USD millions

	2001	2000
(a) Debt related to capital markets & banking and risk financing activities		
Zurich Capital Markets	5,763	3,158
Dunbar Bank p.l.c	347	425
Centre Solutions (Bermuda) Ltd.	271	76
Total at 31 December	6,381	3,659
(b) Senior debt		
Zurich Finance (USA), Inc. (EMTN issues)	935	978
Zurich International (Bermuda) Ltd.	298	310
Zurich Reinsurance Centre Holdings Inc.	—	197
Kemper Corp.	229	230
Zurich Holding Company of America (loans payable)	—	100
Zurich Insurance Company	935	1,191
Zurich Financial Services (UKISA)	196	297
INZIC AG	—	531
Other	594	436
Total at 31 December	3,187	4,270
(c) Subordinated debt		
Capital Securities (Zurich Holding Company of America)	1,000	1,031
QUIPS (Farmers Group, Inc.)	500	500
Total at 31 December	1,500	1,531
Total debt at 31 December	11,068	9,460

(a) Debt related to capital markets & banking and risk financing activities

Zurich Capital Markets through various subsidiaries issued notes and loans of USD 2.6 billion and USD 2.0 billion during 2001 and 2000 respectively. Borrowings include both fixed and variable interest rates, more than half of which matures after 2002. Net proceeds of these issues were used to finance the assets acquired by ZCM in the course of its normal business operations. USD 1.25 billion of the total increase of USD 2.6 billion mentioned above relates to an asset backed note. Two similar asset backed notes of USD 900 million and USD 600 million were outstanding as at 31 December 2000 as well as at 31 December 2001.

In 2001, ZCM Matched Funding Corp. increased its US Commercial Paper Program from USD 1.4 billion to USD 2.5 billion. At 31 December 2001 and 2000, a total of USD 1.7 billion and USD 1.9 billion, respectively, were outstanding under this program. The program allows the issuance of notes with a minimum denomination of USD 250,000 and with maturities not exceeding 366 days. ZCM Matched Funding Corp. has a USD 1.745 billion syndicated credit facility in place to back the Commercial Paper Program. At 31 December 2001, no borrowings were outstanding under this facility.

Dunbar Bank p.l.c., a wholly owned banking subsidiary of Allied Dunbar Assurance p.l.c., had total outstanding borrowings of GBP 239 million and GBP 284 million at 31 December 2001 and 2000, respectively. These short-term borrowings were drawn under various committed credit facilities totaling GBP 395 million and GBP 355 million at 31 December 2001 and 2000, respectively. Net proceeds of these funds were used to finance Dunbar Bank's lending activities.

Centre Solutions (Bermuda) Ltd. has entered into certain structured arrangements whereby debt has been raised to fund assets in the ordinary course of business.

(b) Senior debt

On 29 May 1998 the Group set up a USD 2 billion Euro Medium Term Note Program (EMTN Program) to allow for the issuance of notes on the Euromarket, denominated in any currency. The notes that may be issued by a number of special financing entities, may be listed on different Stock Exchanges.

Under the EMTN-Program Zurich Finance (USA), Inc., a wholly owned subsidiary of Zurich Holding Company of America, made the following straight bond issues with annual coupon payments on the Euromarket in 1998: 6% USD 300 million maturing on 2 July 2003, 3.5% CHF 300 million maturing on 22 July 2008 and 4.75% USD 150 million maturing on 30 October 2003. The CHF 300 million issue was swapped into USD at a fixed rate of 6.065% and for a notional amount of approximately USD 199.8 million with equal maturity and coupon payment dates. On 22 June 1999, Zurich Finance (USA), Inc. issued CHF 500 million 2.75% maturing 27 July 2006. The issue was swapped into USD. Unamortized premiums relating to these issues as per year end 2001 were immaterial. Net proceeds from all issues were primarily used to re-finance existing debt in the United States.

On 18 July 2001, Zurich International (Bermuda) Ltd. issued CHF 538,688,000 Zero Coupon Exchangeable Bonds, due 18 July 2004. The bonds, which are listed on the Luxembourg Stock Exchange and which are guaranteed by Zurich Insurance Company, are convertible into 4,800,000 registered shares of UBS AG. The unsecured and unsubordinated bonds were issued at par and may be called on or after 18 July 2003, subject to certain conditions.

Zurich Reinsurance Centre Holdings Inc. (ZRCH) issued USD 200 million of non-convertible, unsecured, unsubordinated Senior Notes during 1993, which will mature on 15 October 2023 and bear interest at the rate of 7.125%, payable semi-annually. These notes were assumed by Converium Holdings US as part of the transactions to establish Converium. As a result of the divestiture of Converium, the notes are consequently no longer debt of the Group.

The long-term debt of Kemper Corporation, excluding unamortized premium, consists primarily of USD 200 million 6.875% notes due 2003, and USD 26 million of medium-term notes.

During the year, Zurich Holding Company of America repaid a USD 100 million fixed rate bank term loan that would have matured in January 2003.

On 27 July 2001, Zurich Insurance Company issued CHF 1 billion senior unsecured bonds on the Swiss domestic market that will mature in 2011. These bonds bear an annual interest coupon of 3.875%. In addition, the debt of Zurich Insurance Company at 31 December 2001 includes certain unsecured short term loans and notes totalling USD 200 million.

Borrowings of Zurich Financial Services (UKISA) Limited mainly consisted of short-term bank borrowings of GBP 136 million and GBP 194 million as of 31 December 2001 and 2000, respectively.

At 31 December 2001, INZIC AG had no bank loans outstanding, compared to CHF 855 million outstanding as at 31 December 2000.

At 31 December 2001 the item "Other" includes short-term debt and mandatory redeemable preferred stock issued by Centre Solutions (Bermuda) Ltd. and Centre Reinsurance International Company.

(c) Subordinated debt

The USD 1,000 million Capital Securities, which bear interest at 8.376%, were issued on 30 May 1997 mainly to finance the acquisition of the former Scudder. The Capital Securities mature in 2037, although the Group has the option at any time on or after 1 June 2007 to redeem them, in whole or in part.

On 22 September 1995, Farmers Group Capital (the Subsidiary Trust I), a consolidated wholly-owned subsidiary of Farmers, issued USD 410 million of 8.45%, USD 25 par value, Series A Cumulative Quarterly Income Preferred Securities (the Series A QUIPS).

On 17 October 1995, Farmers Group Capital II (the Subsidiary Trust II and, together with the subsidiary Trust I, the Subsidiary Trusts), a consolidated wholly-owned subsidiary of Farmers, issued USD 90 million of 8.25%, USD 25 par value, Cumulative Quarterly Income Preferred Securities (the Series B QUIPS and together with the Series A QUIPS, the QUIPS).

For both issues, in connection with the Subsidiary Trusts' issuance of the QUIPS and the related purchase by Farmers of all of the Subsidiary Trusts' Common Securities, Farmers issued to Farmers Group Capital and Farmers Group Capital II, respectively, USD 422,680,399 principal amount of its 8.45% Junior Subordinated Debentures, Series A due on 31 December 2025, and USD 92,783,505 principal amount of its 8.25% Junior Subordinated Debentures, Series B due on 31 December 2025 (the Junior Subordinated Debentures). The sole assets of Farmers Group Capital and Farmers Group Capital II are the Junior Subordinated Debentures. In addition, these arrangements are governed by various agreements between Farmers and the Subsidiary Trusts (the Guarantee Agreements, the Trust Agreements, the Expense

Agreements, the Indentures and the Junior Subordinated Debentures) which considered together constitute a full and unconditional guarantee by Farmers of the Subsidiary Trusts' obligations under the QUIPS.

Under certain circumstances, the Junior Subordinated Debentures may be distributed to holders of the QUIPS and holders of the Common Securities in liquidation of the Subsidiary Trusts. The QUIPS are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures at maturity, or upon their earlier redemption, at a redemption price of USD 25 per QUIPS, plus accrued and unpaid distributions thereon to the date fixed for redemption. As of 27 September 2000, Farmers had the option to redeem, in whole or part, the Junior Subordinated Debentures (both for the Series A QUIPS and the Series B QUIPS).

For the Series A QUIPS, at 31 December 2001, a total of 16,400,000 shares of QUIPS were outstanding. The market value of these securities was USD 414,756,000 and USD 407,950,000 for 2001 and 2000, respectively. For the Series B QUIPS, at 31 December 2001, a total of 3,600,000 shares of QUIPS were outstanding. The market value of these securities was USD 92,088,000 and USD 89,100,000 for 2001 and 2000, respectively.

Table 26.2
Maturity schedule of outstanding debt
in USD millions

	2001
2002	4,790
2003	1,523
2004	467
2005	102
2006	633
after 2006	3,553
Total	11,068

Table 26.3
Interest expense on debt
in USD millions

	2001	2000
Debt related to capital markets & banking and risk financing activities	351	222
Senior debt	294	243
Subordinated debt	136	131
Total	781	596

(d) Loan facilities

At 31 December 2001 the Group had three major credit facilities, one held by Zurich Group Holding (formerly Zurich Financial Services) together with Zurich Insurance Company, the others held by Farmers and Eagle Star Holdings Ltd.

The Group has a USD 1.5 billion 5-year revolving credit facility. Zurich Group Holding (formerly Zurich Financial Services) and Zurich Insurance Company act as guarantors for drawings of up to USD 750 million under the facility for themselves and for a number of defined subsidiary borrowers. At 31 December 2001 there were no outstanding borrowings under this facility.

Farmers has a USD 500 million revolving credit agreement that will expire on 1 July 2002. At 31 December 2001, Farmers did not have any outstanding borrowings under this credit agreement.

Eagle Star Holdings Ltd. has a GBP 400 million revolving credit facility, maturing on 18 August 2004. At 31 December 2001, none of this facility was utilized.

Several of the debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Group was in compliance with all debt covenants at 31 December 2001.

27. Minority interests

Third party equity interests and preferred securities and similar instruments issued by consolidated subsidiaries of the Group are included in minority interests.

On 16 December 1999, Zurich Financial Services (Jersey) Limited, a wholly-owned subsidiary of Zurich Group Holding (formerly Zurich Financial Services), issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities benefit from a subordinated support agreement of Zurich Group Holding (formerly Zurich Financial Services) and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing inter-company debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

In the context of providing structured financial solutions to its customers, Zurich Capital Markets has from time to time established subsidiary vehicles in which the third-party client also takes an equity interest, normally in the form of preference shares or equity-linked notes. Zurich Capital Markets issued USD 500 million and USD 350 million in such vehicles in 2001 and 2000, respectively. ZCM restructured various transactions in 2001 that resulted in a USD 537 million reduction in minority interests.

In 2001 and 2000, Zurich Capital Markets Inc. issued USD 500 million and USD 1 billion of money market preferred stock, respectively. In 2001, the entire USD 1.5 billion of securities outstanding was restructured into perpetual preferred stock. These interests and related shares of profits are included in minority interests.

28. Shareholders' equity

Table 28
Common and treasury stock
Number of shares

	2001	2000
Authorized and contingent common stock, CHF 10 par value	94,386,001	94,386,001
Issued common stock, CHF 10 par value	83,886,001	83,886,001
Treasury stock	515,349	398,234

Table 28.2
Preferred securities
in USD millions

	2001	2000
Preferred securities, USD 1,000 par value	1,125,000	—

(a) Issued stock

As of 31 December 2001 and 31 December 2000 Zurich Financial Services had 83,886,001 shares of CHF 10 par value common stock issued and fully paid.

(b) Authorized stock

Until 1 June 2003, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF 60,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 10 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions. The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used: for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions;

or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

(c) Contingent stock

Capital market instruments and option rights to shareholders: The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 30,000,000 by issuing up to 3,000,000 fully paid registered shares with a nominal value of CHF 10 each through (1) the exercise of conversion and/or option rights that are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board. The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price must equal at least the average of the most recent asked price on the Swiss Exchange for five business days preceding the determination of the definitive issue conditions for the respective convertible bond or warrant issues.

Employee participation: The share capital may be increased by an amount not exceeding CHF 15,000,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 10 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, are as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, function, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the relevant stock exchange.

(d) Preferred securities

On 9 February 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS^{SM}) in the total amount of USD 1,125 million (USD 1,096 million net of issuance costs) to a limited number of qualified institutional and/or corporate US investors. The securities, which were issued under Rule 144A in the United States, are perpetual, non-cumulative and have a par value of USD 1,000 each. They have no voting rights, except for certain specified circumstances and are backed by Farmers Group. Inc. Class C shares. The Group has the option to call the securities after five, seven or ten years, depending on the series. Two series have a fixed rate coupon (6.01% and 6.58%) and four have a floating rate coupon (between Libor +46 bps and +71 bps) that steps up after the first call dates. Since these securities are perpetual, they are classified as preferred stock.

(e) Additional paid-in capital (capital reserve)

This reserve is not ordinarily available for distribution.

(f) Dividends

Dividends for Zurich Financial Services shares are declared in CHF.

(g) Dividend restrictions and capital and solvency requirements

Zurich Financial Services is not subject to legal restrictions on the amount of dividends it may pay to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. At 31 December 2001 the amount of the general reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries

in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In the United States, for example, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For the non-life insurance subsidiaries, dividends are limited to a specified percentage of the previous year's shareholders' equity or previous year's net investment gains, which varies by state. For life, accident and health insurance subsidiaries, dividends are generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile.

Under the solvency requirements in the European Union, for example, insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for non-life insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of separate accounts reserves) plus 0.3% of the amount at risk under insurance policies. Very similar minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition to such general principles, under United Kingdom regulatory restrictions, for example, shareholders' equity includes an amount at each year-end which remains in the long-term business fund of Eagle Star Life Assurance Company Limited, one of our subsidiaries. In accordance with section 30 of the United Kingdom Insurance Companies Act 1982 and defined shareholder interest in with-profits funds, there are restrictions placed on the amounts which can be transferred to shareholders from the long-term business fund.

Zurich Financial Services is further subject to certain solvency and own fund requirements based on a Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by the Swiss Federal Office of Private Insurance on 23 April 2001.

As of 31 December 2001, the subsidiaries were substantially in compliance with all applicable regulatory capital adequacy requirements.

29. Employee benefits

The Group had 76,630 and 72,930 employees at 31 December 2001 and 2000, respectively. Personnel costs incurred for 2001 and 2000 were USD 4,338 million and USD 4,216 million, respectively.

The Group operates a number of active retirement benefit arrangements for pensions. The majority of employees belong to defined benefit schemes, most of which are funded externally. Other employees participate in defined contribution schemes providing benefits equal solely to contributions paid plus investment returns.

The Group also operates post-retirement plans, which provide employees with certain post-retirement benefits other than pensions; the major plans are in the United States.

The net periodic expenses for defined benefit pension plans, defined contribution pension plans and other post-retirement plans are allocated to the appropriate lines of expenses by function.

(a) Defined benefit pension plans

Employees of the Group's operating companies are covered under various pension plans. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees' years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

Prior to the adoption of IAS 19 (revised 1998), the transition obligation or asset for some subsidiaries was determined as of 1 January 1995, the date of IAS adoption, due to the unavailability of prior actuarial data. A portion of the transition obligation or asset was then allocated to equity as if this IAS standard had

been adopted as of its original effective date. The transition obligation or asset is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

Table 29.1
Weighted average assumptions used in determining the actuarial liabilities as of 31 December

	2001	2000
Discount rate	5.5%	5.5%
Expected long-term rate of return on assets	6.9%	7.2%
Future salary increases	3.6%	3.7%
Future pension increases	2.1%	2.3%

Table 29.2
Status of defined benefit pension plans
in USD millions

	2001	2000
Fair value of plan assets	5,664	6,460
Present value of obligations	–6,254	–6,040
Balance	–590	420
Unrecognized net actuarial gains	656	–434
Unrecognized prior service cost	7	3
Accrued pension asset/(liability) at 31 December	73	–11

Table 29.3
Components of net periodic pension benefit/(expense)
in USD millions

	2001	2000
Current service cost	–217	–214
Interest cost	–321	–308
Expected return on plan assets	453	464
Net actuarial gains recognized in year	37	130
Past service cost	—	–46
Gains/(losses) on curtailment or settlement	10	–12
Amortization of actuarial losses	–2	—
Net periodic pension (expense)/benefit	–40	14

The actual return on plan assets for the years ended 31 December 2001 and 2000 was USD (442) million and USD 86 million, respectively.

Table 29.4
Accrued pension liability
in USD millions

	2001	2000
Balance at 1 January	–11	–152
Current year expense	–40	14
Contributions paid	115	130
Transfer to other post-retirement benefits	16	—
Purchases and disposals(1)	–24	—
Foreign currency translation effects	17	–3
Balance at 31 December	73	–11

(1) Purchases amounted to USD 32 million, disposals amounted to USD 8 million.

(b) Defined contribution pension plans

Certain of the Group's operating companies sponsor various defined contribution plans. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. The plans provide for voluntary contributions by employees and contributions by employer (matching or otherwise) which typically range from 0% to 15% of annual salaries, depending on the employees' years of service. The Group's contributions under these plans amounted to USD 11 million and USD 49 million in 2001 and 2000, respectively.

(c) Other post-retirement benefits

Certain of the Group's operating companies provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based on completing a specified period of eligible service and reaching a specified age. The programs pay a stated percentage of medical expenses reduced by deductibles and other coverage. The cost of post-retirement benefits is accrued during the employees' service period. The method of accounting and the frequency of valuations are similar to those for defined benefit pension plans.

Table 29.5
Weighted average assumptions used in determining the actuarial liabilities as of 31 December
in USD millions

	2001	2000
Discount rate	7.0%	7.9%
Expected long-term rate of return on assets	5.0%	7.0%
Future salary increases	4.1%	4.6%
Increase in long-term health cost	10.7%	5.8%

Table 29.6
Status of other post-retirement benefits
in USD millions

	2001	2000
Fair value of plan assets	28	30
Present value of obligations	–254	–180
Unrecognized net actuarial losses/(gains)	63	18
Unrecognized prior service cost	–6	–7
Accrued other post-retirement liabilities at 31 December	–169	–139

Table 29.7
Components of net periodic pension benefit/(expense)
in USD millions

	2001	2000
Current service cost	–7	–4
Interest cost	–15	–11
Expected return on plan assets	1	1
Net actuarial gains recognized in year	–2	—
Past service cost	–1	1
Losses on curtailment or settlement	2	—
Net periodic pension expense	–22	–13

The actual return on plan assets was USD 1 million for each of the years ended 31 December 2001 and 2000.

Table 29.8
Accrued other post-retirement liability
in USD millions

	2001	2000
Balance at 1 January	–139	–136
Current year expense	–22	–13
Contributions paid	7	10
Transfer from accrued pension liability	–16	—
Disposals	1	—
Balance at 31 December	–169	–139

30. Share compensation and incentive plans

The Group has adopted various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contribution to the performance of the Group and to encourage employee share ownership. Share based compensation plans include all plans under which shares, options to purchase shares, or cash, based on the performance of the underlying shares are awarded.

Prior to share unification, these plans were based on Allied Zurich and/or Zurich Allied shares. As part of the unification in October 2000, Allied Zurich and Zurich Allied shares were replaced by Zurich Financial Services shares. All share compensation plans have been amended accordingly and the following disclosures have been adjusted to reflect the plans as if they had always been based on Zurich Financial Services shares.

(a) Cash based incentive plans

Various businesses throughout the Group operate short-term incentive programs for executives, management and, in some cases, for all employees of the Business Unit. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense realized in 2001 and 2000 in connection with these plans was USD 392 million and USD 370 million, respectively.

(b) Share based plans for employees

The Group wishes to encourage employees to own shares and has set up a framework based on the implementation of either share options and/or performance share programs. Actual plans are tailored to meet local market requirements.

Share option plans for UK employees

The UK Sharesave Scheme is open to employees in the United Kingdom. On joining the scheme, participants enter into a savings contract with a bank for the accumulation of contributions of between GBP 5 and GBP 250 per month for a period of three or five years. An interest bonus is credited at the end of the savings period. The accumulated funds grant the participants options to acquire Zurich Financial Services shares at a pre-determined price, which is not less than 80% of the market price prior to grant. Options under the scheme can normally be exercised for a period of six months after the end of the savings period. Early exercise, limited to the value of shares that can be acquired with accrued savings, is permitted in certain circumstances.

The first plan was established in 1999 and a further offering was made to employees in 2001.

Table 30.1
Option grant overview—UK Sharesave Scheme

	Shares under Option	
	2001	2000
Balance at 1 January	192,117	230,483
Granted	197,763	12,856
Exercised	–639	-3,345
Forfeited	–157,451	–47,877
Balance at 31 December	231,790	192,117

The weighted average exercise price under the options is GBP 231.78.

Options granted in year 2000 represent options granted to option-holders at share unification due to fractional entitlements after the conversion.

In addition to the sharesave program, a grant of four Zurich Financial Services share options was made to each eligible employee in the United Kingdom in October 1998. The plan was implemented to assist the transition from the previously existing plans to the new share based compensation arrangements. The exercise period under this plan is limited to a period of six months after the third anniversary of the date of grant (the vesting date). Early exercise in full is permitted in certain circumstances.

Table 30.2
Option grant overview—UK Transition Plan

	Shares under Option	
	2001	2000
Balance at 1 January	41,763	51,444
Exercised	–30	–854
Forfeited	–3,375	–8,827
Balance at 31 December	38,358	41,763

All options granted under the plan have a single exercise price of GBP 268.30.

Share options under the Allied Dunbar Share Option Scheme were granted in January 2000 to selected Managers and Franchisees in the United Kingdom. Vesting is over a five-year period with an exercise period of six months after vesting occurs. Participants have the right to acquire Zurich Financial Services shares at the exercise price determined at the day of grant. Based on the achievement of performance achievements, additional grants were made in 2001.

Table 30.3
Option grant overview—Allied Dunbar Share Option Scheme

	Shares under Option	
	2001	2000
Balance at 1 January	418,875	—
Granted	76,614	449,065
Forfeited	–163,086	–30,190
Balance at 31 December	332,403	418,875

The weighted average exercise price of the options is GBP 269.45.

Employee performance share plans—United Kingdom, Ireland and Switzerland

Under these plans in the United Kingdom and Ireland, the participating Business Units determine each year the level of award, if any, of Zurich Financial Services shares to the participants. The distribution depends on organizational performance achievements and is generally stated as a percentage of the annual remuneration. The shares are normally restricted for 2-3 years and then released to the employees.

In Switzerland, substantially all employees participate in a performance share plan, which provides cash and/or sales-restricted awards of Zurich Financial Services shares in connection with specific performance achievements. Any share entitlements accrued under the old share program until 31 December 1997 will continue to be released annually on the normal release dates.

Table 30.4
Shares awarded under employee share plans during the year

	Shares awarded	
	2001	**2000**
Number of Zurich Financial Services shares	45,988	56,052

(c) Share based compensation plans for executives

The Group operates long-term incentive plans for senior management. Predominantly the plans comprise option grants under a Global Share Option Plan and/or participation in Long Term Performance Share Plans.

Share option plans

Under the Global Share Option Plan, executives are typically awarded options annually to purchase shares in Zurich Financial Services, the number of options being determined such that their economic value is a percentage of the annual salary in the year of grant. The exercise price of the shares is set each year typically at 110% of the average market value of the Zurich Financial Services shares during the month prior to the grant date. The first grant date under the plan was 1 February 1999. The exercise period is limited to the 4 years following the third anniversary of the date of grant (the vesting date). Further option grants can also be made to participants within the rules of the plan.

Table 30.5
Option grant overview—Global Share Option Plan

	Shares under Option	
	2001	**2000**
Balance at 1 January	140,929	58,137
Granted	252,182	88,012
Forfeited	–9,893	–5,220
Balance at 31 December	383,218	140,929

The weighted average exercise price of the options is CHF 736.49.

In addition, certain officers and other key employees of Zurich Scudder Investments Inc. participate in a one-time warrant arrangement with the option to acquire up to an aggregate of 770,000 Zurich Financial Services shares. The warrants were granted on 31 December 1997 with 15% of the warrants vesting on each of the first four anniversaries and the remaining 40% vesting on the fifth anniversary of the grant date. Warrants generally expire on 31 January 2003.

Table 30.6
Warrant grant overview—Zurich Scudder Investments Warrant Agreement

	Shares under Warrant	
	2001	**2000**
Balance at 1 January	603,868	699,071
Exercised	–67,617	–95,203
Forfeited	–19,371	—
Balance at 31 December	516,880	603,868

All warrants granted under the plan have a single exercise price of CHF 678.80.

Long-term performance share plans

In 2001, the Group continued to operate long-term incentive plans established at the Group and the Business Unit levels. Each principal plan has a three-year performance cycle with a new cycle beginning each year. Specific performance parameters are established for each line of business and include, for example, return on equity, insurance operating return or embedded value objectives. The number of shares awarded at the end of the performance period is determined in relation to the annual salary at the beginning of the performance period. For plans beginning prior to 1999, awards are made in a combination of cash and sales-restricted/deferred shares of Zurich Financial Services. Awards under the long-term performance share plans from year 1999 were made fully in shares of Zurich Financial Services, of which 50% were sales-restricted/ deferred for a further period of three years. A small number of long-term plans in the Group deliver deferred cash awards based on the performance of the underlying shares.

Table 30.7
Shares awarded under long-term performance share plans during the year

	Shares awarded	
	2001	2000
Number of Zurich Financial Services shares	10,715	32,427

In relation to the above share compensation plans, the Group has set aside a number of Zurich Financial Services shares to meet the future obligations under these plans. The fair values of these shares are outlined in Table 30.8

Table 30.8
Fair value of shares held by the Group to meet share-based compensation obligations
in USD millions

	2001	2000
Balance at 1 January	66	140
Net change during the year	–56	–74
Balance at 31 December	10	66

The fair values of all share options granted during the years ended 31 December 2001 and 2000 were USD 22 million and USD 53 million, respectively. The compensation expenses charged to income for share option plans in 2001 and 2000 were USD 24 million and USD 19 million, respectively. The compensation expenses charged to income under the share programs were USD 51 million in 2001 and USD 66 million in 2000.

31. Related-party transactions

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions.

In the normal course of business, the Group enters into various transactions with related companies, including various reinsurance and cost-sharing arrangements. These transactions are not considered material to the Group either individually or in the aggregate.

Unpaid loans and guarantees granted to directors of the Group and to members of the Group Executive Committee amounted to USD 12 million for the years ended 31 December 2001 and 2000.

The term "director" and "members" of the Group Executive Committee in this context includes the individual as well as members of their respective households. Fees paid to the directors of Zurich Financial Services, Allied Zurich and Zurich Allied in 2001 and 2000 were USD 1.4 million and USD 1.8 million, respectively.

Converium and its subsidiaries were subsidiaries of the Group until the IPO on 11 December 2001. From that date, the Group ceased to hold any significant influence over Converium. Consequently, the Group does not regard Converium as a related party.

Table 31
Related-party transactions
in USD millions

	2001	2000
Consolidated statement of income for the years ended 31 December		
Net earned premiums and policy fees	2	29
Net investment expense	–42	–24
Net realized capital gains	25	31
Other income/(expense)	8	–5
Non-life losses and loss adjustment expenses	–44	–31
Policyholder dividends and participation in profits	31	10
Underwriting and policy acquisition costs	1	–13
Consolidated balance sheet at 31 December		
Policyholder, collateral and other loans	37	21
Reinsurance assets	3	1
Other receivables	7	14
Other assets	—	1
Reserves for losses and loss adjustment expenses	–1	–43
Reserves for unearned premiums	—	–11
Debt	–1	–3
Other liabilities	—	–52

32. Third-party assets under management

Table 32
Aggregate market value of third-party assets under management
in USD millions

	Institutional		Individual		Total	
	2001	2000	2001	2000	2001	2000
Fixed maturities	56,810	61,381	33,986	33,382	90,796	94,763
Equity securities	29,211	40,389	65,084	82,134	94,295	122,523
Cash and short-term investments	3,172	4,176	34,688	36,222	37,860	40,398
Real estate	422	403	571	288	993	691
Other	554	28	451	687	1,005	715
Total at 31 December	90,169	106,377	134,780	152,713	224,949	259,090
of which:						
Asset Management					219,504	253,735
Capital Markets & Banking					4,133	5,213
Corporate					1,312	142
Total at 31 December					224,949	259,090

33. Farmers P&C Group Companies

As stated in Note 9, Farmers Group, Inc. provides certain management services to the Farmers P&C Group Companies. In addition, the Group has the following relationships with the Farmers P&C Group Companies.

Certificates of contribution and surplus notes of the Farmers P&C Group Companies

From time to time, Farmers has purchased certificates of contribution or surplus notes of the Farmers P&C Group Companies in order to maintain the policyholders' surplus of the Farmers P&C Group Companies. In September 2001, Farmers redeemed one-half of the USD 175,000,000 surplus notes of the Farmers P&C Group Companies, which were obtained in March 2000 as a result of the assignment of the matured surplus notes of the Farmers P&C Group Companies from Eagle Star. In addition, effective December 2001, Farmers Life redeemed a USD 119,000,000 surplus note of the Farmers P&C Group Companies bearing interest at 6.10% annually and maturing in October 2001. This redemption was settled in January 2002 and, as such, Farmers Life held a USD 119,000,000 receivable from the Farmers P&C Group Companies as of 31 December 2001.

Finally, effective November 2001 and December 2001, Farmers purchased USD 350,000,000 and USD 206,500,000, respectively, of certificates of contribution of the Farmers P&C Group Companies, which mature in September 2006. Of the USD 206,500,000 of certificates of contribution of the Farmers P&C Group Companies purchased in December 2001, USD 107,000,000 was purchased by Farmers Life and was settled in January 2002. As a result, Farmers Life held USD 107,000,000 payable to the Farmers P&C Group Companies as of December 31, 2001.

As of 31 December 2001, Farmers held the following certificates of contribution and surplus note of the Farmers P&C Group Companies:

— USD 87,500,000 surplus note, issued in March 2000, bearing interest at 8.50% annually and maturing in February 2005.

— USD 370,000,000 of certificates of contribution, issued in March 2000, bearing interest at 7.85% annually and maturing in March 2010.

— USD 350,000,000 of certificates of contribution, issued in November 2001, bearing interest at 6.00% annually and maturing in September 2006.

— USD 206,500,000 of certificates of contribution, issued in December 2001, bearing interest at 6.00% annually and maturing in September 2006.

— Other certificates of contribution totalling USD 23,330,000 which bear interest at various rates.

Conditions governing repayment of these amounts are outlined in the certificates of contribution and the surplus note. Generally, repayment may be made only when the surplus balance of the issuer reaches a certain specified level, and then only after approval is granted by the issuer's governing Board and the appropriate state insurance regulatory department.

Quote share reinsurance treaty with the Farmers P&C Group Companies

The non-life insurance operations in our North America Consumer region consist solely of Farmers Re, which participates in the underwriting of the Farmers P&C Group Companies through a quota share reinsurance treaty. Prior to 11 April 2001, Farmers Re assumed USD 1.0 billion gross written premiums annually under a quota share reinsurance agreement with the Farmers P&C Group Companies. With effect from 1 April 2001, this agreement was cancelled and replaced by another similar agreement under which Farmers Re assumes USD 200 million of gross written premiums and other Group companies assume USD 1,300 million annually. For the year ended 31 December 2001, Group companies assumed USD 1,375 million gross written premiums from the Farmers P&C Group Companies.

34. Commitments and contingencies

The Group has provided guarantees or commitments to external parties, associates, partnerships and joint ventures. These arrangements include commitments under certain conditions to make liquidity advances to cover delinquent principal and interest payments, make capital contributions or provide equity financing. The Group's guarantees were USD 620 million and USD 975 million at 31 December 2001 and 2000, respectively. The Group knows of no event of default that would require it to satisfy these guarantees. Additionally, the Group had approximately USD 29 million and USD 2,374 million in assets pledged as security at 31 December 2001 and 2000, respectively.

The Group has committed to contribute USD 5.0 billion and USD 4.4 billion in capital to subsidiaries, associates and third parties at 31 December 2001 and 2000, respectively, that engage in making investments in direct private equity, private equity funds, emerging market funds and hedge funds, of which USD 2.1 billion and USD 1.1 billion have been funded at 31 December 2001 and 2000, respectively. The remaining commitment as per 31 December 2001 therefore amounts to USD 2.9 billion. Included in this amount are remaining commitments of USD 1,492 million to Capital Z Investments II, L.P. and USD 497 to Capital Z Investments, L.P. Part of these commitments may be called at any time and in any amount, based on various criteria. Included within the commitment is a minimum allocation for hedge fund investments of USD 1,019 million and USD 619 million of which USD 584 million and USD 333 million have been funded at 31 December 2001 and 2000, respectively. The Group has certain rights to the return of its capital invested in hedge funds prior to the partnership termination if certain performance thresholds are not met.

Other commitments as at 31 December 2001 include USD 1.2 billion relating to the acquisition of Versicherungsholding der Deutschen Bank, as described in Note 36, as well as a remaining commitment of USD 42 million to Crossair AG (the future Swiss Air Lines Ltd.).

Through the normal course of investment operations, the Group commits to either purchase or sell securities or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. The Group had commitments to purchase investments for USD 84 million and 118 million at 31 December 2001 and 2000, respectively.

To secure certain reinsurance contracts, irrevocable letters of credit of USD 2,352 million and USD 2,135 million and surety bonds of USD 100 million and USD 100 million were outstanding at 31 December 2001 and 2000, respectively. The Group had undrawn loan commitments in its banking subsidiaries of USD 153 million and USD 161 million at 31 December 2001 and 2000, respectively.

The Group had other commitments and contingencies of USD 21,203 million and USD 20,218 million outstanding at 31 December 2001 and 2000, respectively. The amount as per 31 December 2001 includes future rent commitments of USD 1,151 million and a securities lending protection agreement, into which a subsidiary of Zurich Capital Markets (ZCM) has entered. ZCM has entered into a $20 billion securities lending activity protection agreement with a financial institution in which it guarantees against securities loan defaults by the financial institution's counterparties due to an insolvency event. The financial institution is obligated to assume the first $10 million of loss in all scenarios. ZCM would be exposed under this transaction if, simultaneously, the third party financial institution's counterparties defaults, the underlying value of the securities rise sharply, and the collateral posted with the financial institution falls sharply in value. At 31 December 2001, ZCM's exposure to securities under the securities lending activity protection agreement amounted to $7,252 million and the financial institution held collateral of $7,444 million.

The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled USD 183 million and USD 125 million for the years ending 31 December 2001 and 2000, respectively.

Table 34
Future payments under non-cancelable leases with terms in excess of one year
in USD millions

	Rental payments
2002	192
2003	174
2004	155
2005	142
2006	125
2007 and thereafter	608
Total	1,396

The Group also leases its real estate held for investment to outside parties under operating leases as lessor.

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as an insurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters will not materially affect the Group's consolidated financial position.

The Group has received notices from various tax authorities asserting deficiencies in taxes for various years. The Group believes that it has meritorious legal defenses to those claims and believes that the ultimate outcome of the cases will not result in a material impact on the Group's consolidated results of operation or financial position.

In common with other groups with life assurance businesses in the United Kingdom, the Group remains exposed to a number of Conduct of Business issues which are currently under review by the UK Financial Services Authority. While provisions are maintained which reflect management's best estimate of the

probable costs and expenses of resolving these matters, significant uncertainty regarding the ultimate costs remains.

As indicated in Note 7, the Group through certain of its subsidiaries has agreed to arrangements that cap Converium's net exposure for losses arising out of the September 11 event at USD 289 million and, further, has agreed to continue to provide Converium Reinsurance (North America), Inc. with coverage under the aggregate excess of loss reinsurance agreement relating to losses arising out of the Unicover Pool involving Amerisafe and to indemnify Converium Reinsurance (North America), Inc. for losses in excess of USD 59 million.

35. Consolidated companies

A list of operating companies and other important holdings, together with the country of incorporation and the Group's ownership interest, is included on pages F-87 to F-92.

36. Subsequent events

Transaction with Deutsche Bank

On 3 December 2001 and 5 February 2002, the Group entered into agreements with Deutsche Bank AG (Deutsche Bank) relating to the following transactions:

The Group will sell 100% of Zurich Scudder Investments, Inc. (after buy-out of all minority interests) for USD 2.5 billion, subject to certain price adjustments. The Threadneedle businesses that are currently part of Zurich Scudder Investments will be retained by the Group. The Group further entered into an agreement with Deutsche Bank to acquire 75.85% of Versicherungsholding der Deutschen Bank (VHDB) and its subsidiaries (Deutscher Herold Group, including Deutscher Herold Allgemeine and Deutscher Herold Leben), as well as the right to purchase the remaining minority shares in the future, for a total consideration of EUR 1.5 billion. This purchase price also includes 100% of Deutsche Bank's life insurance operations in Italy, Spain and Portugal. The Group will also purchase Bonnfinanz and Deutsche Gesellschaft für Vermögensberatung and sell to Deutsche Bank the Group's asset management companies in Germany and Italy (with the exception of one distribution company in Italy).

In addition, as of the same dates, the Group and Deutsche Bank entered into cooperation agreements in respect of a number of European countries, to offer their respective products through their existing distribution networks.

The completion of these transactions requires regulatory approvals and various consents and approvals and is expected to occur during the second quarter of 2002. Until this time, no change of control of any entities shall take place. Consequently, the Group's financial statements at 31 December 2001 do not reflect the effects of these transactions.

The Group's Asset Management operations includes the following result and assets and liabilities related to Zurich Scudder Investments (excluding the Threadneedle businesses) and the Group's asset management companies in Germany and Italy (the "operations to be sold") for the years ended and as at 31 December 2001 and 2000:

Table 36
Asset Management
in USD millions

	Total		Operations to be sold		Operations to be retained	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
Income statement						
Asset Management fee income	1,517	1,650	1,237	1,378	280	272
Net investment income	96	45	58	36	38	9
Net unrealized gains on investments	13	—	—	—	13	—
Net realized gains on investments	–7	7	–9	8	2	–1
Other income	27	13	10	9	17	4
Total revenues	1,646	1,715	1,296	1,431	350	284
Other operating and administrative expenses	1,567	1,498	1,292	1,279	275	219
Interest expense	8	10	1	4	7	6
Amortization of goodwill and intangible assets	102	103	101	103	1	—
Total benefits, losses and expenses	1,677	1,611	1,394	1,386	283	225
Operating (loss)/income	–31	104	–98	45	67	59
Income tax expense	1	–55	18	–34	–17	–21
Net (loss)/income before minority interests	–30	49	–80	11	50	38
Net income applicable to minority interests	1	2	1	1	—	1
Net (loss)/income	–29	51	–79	12	50	39
Balance sheet						
Total investments	896	853	516	570	380	283
Intangible assets	1,475	1,551	1,464	1,538	11	13
Other assets	2,052	2,325	520	673	1,532	1,652
Total segment assets after consolidation of investments in subsidiaries	4,423	4,729	2,500	2,781	1,923	1,948
Senior debt	305	115	17	21	288	94
Other segment liabilities	2,168	2,053	608	744	1,560	1,309
Total segment liabilities	2,473	2,168	625	765	1,848	1,403
Minority interests	243	299	228	285	15	14
Third party assets under management	219,504	253,735	203,245	239,787	16,259	13,948

MILES

On 28 January 2002 Zurich Financial Services issued 75,000 SMIC MILES™ (Market Index-Linked Exchangeable Securities) at a price of CHF 8,031 each, together CHF 602,325,000 (issue amount). Under the terms of these instruments, which are linked to the Swiss SMIC Index and are listed on the SWX Swiss Exchange, investors may exchange MILES into newly issued Zurich Financial Services shares at any time up to and including 25 Trading Days before 28 January 2005. Under the terms and conditions, the number of shares to which each MILES holder is entitled shall be determined by reference to the SMIC Index and the market price of the shares. Unless previously exchanged, the MILES will be mandatorily exchanged into new shares at expiration.

Investors are entitled to receive an annual outperformance premium in cash of 1 per cent per annum of the remaining portion of the issue amount. The maximum number of new shares, to be issued from contingent capital of Zurich Financial Services, is limited to 3 million shares or 40 shares per each MILES, unless the issuer exercises its mandatory exchange right: Zurich Financial Services may at any time on or after 31 July 2002 until 25 Trading Days before 28 January 2005 exchange the MILES in whole or in two equal parts for shares at a value calculated by reference to the closing price of the SMIC Index and the volume weighted average price of the shares in accordance with the terms and conditions.

Since the issue is exchangeable into newly issued Zurich Financial Services shares by either the issuer or the investor as set out above and as a result the Group will have no obligation to repay the issue amount, the issue amount of the MILES securities has been accounted for as a class of equity of the Group from the date of issuance. In the case of an exchange, the amount exchanged will be reclassified as Common Stock. The 1% outperformance premium will be deducted from equity as a cost of the issue.

Sale of Zurich Canada

In February 2002, the Group announced its sale of Zurich Life Insurance Company of Canada (Zurich Canada) to Manufacturers Life Insurance Company. The sale is subject to regulatory approval and is expected to close in late March. As at 31 December 2001, Zurich Canada had net assets of USD 88 million and during 2001, contributed USD 15 million in net income.

Operating insurance and asset management companies including branch offices and other important holdings as of December 2001
in USD millions

	Core business	Holding %	Total assets	Gross premiums/ fee income
			(before consolidation)	
Argentina				
Zurich Argentina Cia. de Seguros, Buenos Aires	N	100.00	220	147
Eagle Star (International Life) Ltd., Buenos Aires	L	branch	439	74
Zurich Iguazu Compañía de Seguros de Retiro S.A., Buenos Aires	L	100.00	5	—
Australia				
Zurich Australian Insurance Ltd., Sydney	N	100.00	971	322
Zurich Australia Ltd., Sydney	L	100.00	2,936	76
Zurich Capital Markets Asia Limited, Sydney	CM	100.00	63	3
Zurich Financial Services Australia Ltd., Sydney	CO	100.00	119	—
Zurich Insurance Company, Australian Branch, Sydney	R	branch	63	23
Austria				
Zürich Kosmos Versicherungen AG, Vienna	N/L	99.98	941	204
Bahamas				
Micoba Holdings Ltd., Nassau	CO	100.00	9	—
Belgium				
Zurich Insurance Company, Brussels	N	branch	563	148
Zurich Life Insurance Company Ltd., Brussels	L	branch	927	80
Zurich International Belgique S.A., Brussels	N	100.00	97	31
Zurich Universal S.A., Antwerpen	N	100.00	24	11
Bermuda				
BG Investments Ltd., Hamilton	CO	100.00	1,118	—
Centre Group Holdings Ltd., Hamilton	CE	100.00	598	—
Centre Life Reinsurance Ltd., Hamilton	CE	100.00	1,796	288
Centre Reinsurance Ltd., Hamilton	CE	100.00	1,553	72
Centre Reinsurance (U.S.) Ltd., Hamilton	CE	100.00	1,657	57
CentreLine Reinsurance Ltd., Hamilton	CE	100.00	1,028	3
Centre Solutions (Bermuda) Ltd., Hamilton	CE	100.00	1,780	116
Centre Solutions (U.S.) Ltd., Hamilton	CE	100.00	1,677	792
Coral Shield Insurance Co. Ltd., Hamilton	CO	100.00	17	2
ZCM Holdings (Bermuda) Ltd., (and subsidiaries), Hamilton	CM	100.00	11,752	21
Zurich Asia Holdings Ltd., Hamilton	CO	90.00	40	—
Global Asset Holdings Ltd., Hamilton	CO	100.00	1,683	—
Zurich Insurance Company, Bermuda Branch, Hamilton	N	branch	544	305
Zurich International (Bermuda) Ltd., Hamilton	N	100.00	1,788	84
Berfin Ltd., Hamilton	CO	100.00	39	—
ZG Investments II Ltd., Pembroke	CO	100.00	226	—
ZG Investments III Ltd., Pembroke	CO	100.00	207	—
ZG Investments Ltd., Hamilton	CO	100.00	1,090	—
Zurich Global Energy Ltd., Hamilton	N	100.00	10	—
Capital Z Investments, L.P., Pembroke	CO	99.50	995	—
Bolivia				
La Boliviana Ciacruz des Seguros y Reaseguros S.A., La Paz	N	51.00	23	26
Brazil				
Zurich Brasil Seguros S.A., São Paulo	N	100.00	58	41
Zurich Participações et Representações Ltda., São Paulo	CO	100.00	14	—

	Core business	Holding %	Total assets	Gross premiums/ fee income
			(before consolidation)	
Canada				
Peopleplus Insurance Company, Toronto	N	100.00	103	144
World Travel Protection Canada, Inc., Toronto	N	100.00	2	—
Zurich Insurance Company, Canadian Branch, Toronto	N	branch	1,484	701
Zurich Canadian Holdings Ltd., Toronto	N	100.00	395	—
Zurich Life Insurance Company of Canada, Toronto	L	100.00	715	61
Zurich Life of Canada Holdings Ltd., Toronto	L	100.00	55	—
Chile				
Chilena Consolidada Seguros Generales S.A., Santiago de Chile	N	78.56	99	78
Chilena Consolidada Seguros de Vida S.A., Santiago de Chile	L	98.94	764	138
Inversiones Suizo Chilena S.A., Santiago de Chile	CO	100.00	77	—
Zurich Investments Chile S.A. Santiago de Chile	A	100.00	1	—
China				
Zurich Insurance Company, Representative Offices in Beijing and Shanghai		rep. office		
Eagle Star Insurance Company, Representative Office, Beijing		rep. office		
Cyprus				
Rimswell Investments Ltd., Limassol	CE	100.00	304	—
Czech Republic				
Zurich Pojistovna, Prague	N	branch	53	28
Denmark				
Zürich Forsikring, Copenhagen	N	branch	163	63
Estonia				
Zürich Kindlustuse Eesti Aktiaselts, Tallinn	N	100.00	6	3
Finland				
Zurich Insurance Company, Helsinki	N	branch	22	7
France				
Zurich Insurance Company, Paris	N	branch	680	113
Zurich Epargne Cie d'Assurances, Paris	L	100.00	65	—
Zurich International (France) Cie d'Assurances S.A., Paris	N	100.00	495	141
Zurich Life Insurance Company Ltd., Paris	L	branch	914	12
ZURITEL Cie d'Assurances S.A., Paris	N	100.00	20	6
Germany				
DA Deutsche Allgemeine, Versicherung AG, Frankfurt	N	100.00	229	153
DA Deutsche Allgemeine Leben Versicherung AG, Frankfurt	L	100.00	25	5
Patria Versicherung AG, Cologne	N	99.58	117	60
Neckura Lebensversicherungs-AG, Oberursel	L	100.00	368	46
Neckura Versicherungs-AG, Oberursel	N	100.00	213	112
Zürich Beteiligungs-AG (Deutschland), Frankfurt	N	100.00	524	84
Zürich Agrippina Krankenversicherung AG, Cologne	L	100.00	13	9
Zurich Insurance Company, Frankfurt	N	branch	682	3
Zürich Investmentgesellschaft mbH, Frankfurt	A	80.00	58	—
Zurich Life Insurance Company Ltd., Frankfurt	L	branch	138	66
Zürich Agrippina Versicherung AG, Frankfurt	N	99.60	3,276	1,231
Zürich Agrippina Lebensversicherungs AG, Frankfurt	L	99.20	8,120	885
Guam				
Zurich Insurance (Guam), Inc., Agana	N	100.00	26	49
Hong Kong				
Paofoong Insurance Company (Hong Kong) Ltd., Hong Kong	N	60.00	12	5
Wing Hang Zurich Insurance Company Ltd., Hong Kong	N	35.00	10	3
Zurich Insurance Company (Asia) Ltd., Hong Kong	N	100.00	53	22
Centre Representatives (Asia) Ltd., Hong Kong	CE	100.00	2	—
Eagle Star Insurance Company Ltd., Hong Kong	N	branch	63	44

	Core business	Holding %	Total assets	Gross premiums/ fee income
			(before consolidation)	
Eagle Star Life Assurance Company Limited, Hong Kong	L	branch	683	46
Hungary				
Rimswell Hungary Consulting LLC, Budapest	CE	100.00	352	—
Zürich Biztosító Rt., Budapest	N	100.00	11	7
India				
Zurich Asset Management Company (India) Private Ltd., Bombay	A	74.00	6	—
Indonesia				
PT Zurich Insurance Indonesia, Jakarta	N	80.00	25	17
PT Zurich Life Insurance Indonesia, Jakarta	L	77.50	7	3
Ireland				
Centre Finance Dublin International, Dublin	CE	100.00	92	—
Centre Insurance International Company, Dublin	CE	100.00	150	37
Centre Reinsurance International Company, Dublin	CE	100.00	1,169	72
Eagle Star Insurance Company (Ireland) Ltd., Dublin	N	100.00	650	253
Eagle Star Life Assurance Co. of Ireland Limited, Dublin	L	100.00	2,182	92
Orange Stone Holdings, Dublin	CE	100.00	1,478	—
Orange Stone Reinsurance, Dublin	CO	100.00	681	—
Zurich Insurance Company, Dublin	N	branch	40	15
Zurich Bank, Dublin	CM	100.00	10	—
Italy				
Erbasei S.p.A., Milan	N	100.00	43	—
La Sicurtà 1879, Società per Azioni di Ass. e Riass., Milan	N	100.00	51	31
Zurich Insurance Company, Milan	N	branch	1,375	567
Zurich International (Italia) S.p.A., Milan	N	100.00	616	222
Zurich Investments Life S.p.A., Milan	L	100.00	2,530	268
Zurich Investments SGR S.p.A., Milan	A	100.00	19	—
Zurich Investments Sim S.p.A., Milan	A	100.00	9	—
Zurich Investments Gest Sim S.p.A., Milan	A	100.00	3	—
ZurigoSim S.p.A., Milan	A	100.00	2	—
Japan				
Zurich Insurance Company, Tokyo	N	branch	235	254
Zurich Life Insurance Company Ltd., Tokyo	L	branch	135	84
Korea, Republic of				
Zurich Insurance Company Korea Representative Office, Seoul		rep. office		
Latvia				
AAS Zurich Latvija, Riga	N	100.00	4	1
Liechtenstein				
Zurich Insurance Company, Vaduz	N	branch		
Lithuania				
UADB Zurich Draudimas, Vilnius	N	100.00	1	1
Luxembourg				
Zurich Eurolife S.A., Luxembourg	L	100.00	200	15
Zurich Insurance Company, Luxembourg	N	branch	50	32
Malaysia				
Zurich Insurance (Malaysia Bhd), Kuala Lumpur	N	83.38	55	25
Malta				
Eagle Star Malta Limited, La Valletta	L	100.00	1	—
Mauritius				
Zurich Finance (Mauritius) Ltd., Port Louis	CO	100.00	10	—
Mexico				
Zurich, Compañía de Seguros S.A., Mexico City	N	99.77	237	235
Zurich Vida, Compañía de Seguros S.A., Mexico City	L	99.99	66	46
Zurich Afore S.A. de S.V., Admin.-de Fondos p.el Retiro, Mexico City	A	94.31	32	—

	Core business	Holding %	Total assets	Gross premiums/ fee income
			(before consolidation)	
Morocco				
Zurich Compagnie Marocaine d'Assurances, Casablanca	N	89.06	149	32
Netherlands				
Zurich Insurance Company, The Hague	N	branch	391	138
Zurich International (Nederland) N.V., The Hague	N	100.00	21	6
Zurich Leven N.V., The Hague	L	100.00	308	18
Zurich Life Insurance Company Ltd., The Hague	L	branch	1,950	121
Zurich Atrium B.V., Amsterdam	A	100.00	111	—
Netherlands Antilles				
Z.I.C. International N.V., Curaçao	CO	100.00	8	—
Cursud N.V., Curaçao	CO	100.00	5	—
Norway				
Zurich Insurance Company, Oslo	N	branch	137	67
Zurich Holding Norge AS, Oslo	N	100.00	50	—
Zurich Protector Forsikring AS, Oslo	N	100.00	88	—
Philippines				
Zurich General Insurance Philippines, Inc., Makati City	N	100.00	22	10
Zurich Life Insurance, Philippines, Inc., Makati City	L	100.00	5	—
Poland				
Zurich Insurance Company (Poland) SA, Warsaw	N	100.00	24	8
Zurich Life Insurance Company (Poland) SA, Warsaw	L	100.00	59	12
Zurich Polska Sp. z.o.o., Warsaw	A	100.00	30	—
Zurich Open Pension Fund Company, Warsaw	A	100.00	19	—
Zurich Sp. z.o.o., Warsaw	A	100.00	15	—
Portugal				
Zurich, Companhia de Seguros, S.A., Lisbon	N	100.00	320	172
Companhia de Seguros Eagle Star Vida S.A., Lisbon	L	100.00	198	24
Zurich Life Insurance Company Ltd., Lisbon	L	branch	102	7
Russia				
Zurich Insurance Company (Russia) Ltd., Moscow	N	49.00	7	11
Singapore				
Zurich Insurance (Singapore) Pte Limited, Singapore	N	100.00	46	21
Slovakia				
Zurich Poistovna, a.s., Bratislava	N	100.00	6	2
South Africa				
South African Eagle Insurance Company Limited, Johannesburg	N	83.60	222	281
Spain				
Zurich España, Compañía de Seguros y Reaseguros, S.A., Barcelona	N	99.78	1,387	776
Zurich Vida, Compañía de Seguros y Reaseguros, S.A., Madrid	L	100.00	1,224	112
Sri Lanka				
Eagle Insurance Company Ltd., Colombo	N/L	51.00	75	27
Eagle NDB Fund Management Company Ltd., Colombo	A	51.00	—	—
Zurich NDB Finance Lanka (Private) Ltd., Colombo	CO	58.44	12	—
Sweden				
Zurich Insurance Company, Stockholm	N	branch	450	171
Switzerland				
Alpina Insurance Company Ltd., Zurich	N	100.00	1,105	299
Assuricum Company Ltd., Zurich	CO	100.00	365	—
Centre Solutions AG, Zurich	CE	100.00	2	—
INZIC AG, Zug	CO	100.00	1,103	—
La Genevoise, Cie générale d'Assurances, Geneva	N	100.00	206	25
La Genevoise, Cie d'Assurances sur la Vie, Geneva	L	100.00	4,376	531
Orion Rechtsschutz Versicherungs-gesellschaft, Basel	N	56.00	24	13
Rüd, Blass & Cie AG, Bankgeschäft, Zurich	CM	100.00	472	—

	Core business	Holding %	Total assets	Gross premiums/ fee income
			(before consolidation)	
Turegum Insurance Company, Zurich	R	100.00	380	2
Zurich Insurance Company, Zurich	CO	100.00	18,910	42
Zurich Insurance Company, Swiss Branch, Opfikon	N	branch	3,849	1,294
Zurich Group Holding, Zurich	CO	100.00	9,807	—
Zürich Invest Bank AG, Effretikon	CM	100.00	519	—
Zürich Life Insurance Company Limited, Zurich	L	100.00	1,214	8
Zurich Financial Services, Zurich	CO	100.00	8,835	—
Taiwan				
Zurich Insurance (Taiwan) Ltd., Taipei	N	100.00	415	153
Zurich Life Insurance Company Ltd., Taipei	L	branch	89	55
Zurich Securities Investment Trust Company Ltd., Taipei	A	100.00	8	—
Thailand				
Thai Zurich Insurance Co. Ltd., Bankgkok	N	25.00	75	26
Zurich National Life Assurance Company Ltd., Bangkok	L	25.00	23	5
United Kingdom				
Allied Dunbar Assurance p.l.c., Swindon	L	100.00	37,824	716
Eagle Star Group Services Ltd., London	CO	100.00	51	—
Eagle Star Holdings Ltd., London	CO	100.00	2,718	—
Eagle Star Insurance Company Limited, London	N	100.00	5,498	210
Eagle Star (International Life) Limited, Isle of Man	L	100.00	2,461	113
Eagle Star Life Assurance Company Limited, London	L	100.00	19,765	330
Gresham Investment Trust p.l.c., London	CM	100.00	197	—
Sterling Assurance p.l.c., Swindon	L	100.00	822	15
Turegum Insurance Company, London	R	branch	1,651	—
Zurich Insurance Company, Portsmouth	N	branch	4,587	2,873
Zurich Financial Services (UKISA) Limited, London	CO	100.00	5,484	—
Zurich Financial Services (Jersey) Limited, Jersey	CO	100.00	321	—
Zurich GSG Ltd., Wilmslow	N	100.00	20	8
Zurich Holdings (UK) Ltd., Portsmouth	CO	100.00	289	—
Zurich Insurance (Jersey) Limited, Jersey	CO	100.00	9	—
Zurich International (UK) Ltd., London	N	100.00	885	328
Zurich Life Assurance Company Limited, Fareham	L	100.00	1,281	116
Zurich Specialties London Ltd., London	N	100.00	2,268	529
Allied Dunbar International Assurance Limited, Isle of Man	L	100.00	1,176	20
Allied Zurich Holdings Limited, Jersey	CO	100.00	273	—
Centre Reinsurance Representatives Ltd., London	CE	100.00	4	—
Allied Zurich p.l.c., London	CO	100.00	3,474	—
Zurich Scudder Investments Holdings, London	A	100.00	—	—
Zurich Financial Services UK IFA Group Limited, London	L	100.00	26	—
United States of America				
Cedar Hill Holdings, Inc., Scottsdale	CO	100.00	64	4
Centre Group Holdings (U.S.) Ltd., New York	CE	100.00	463	—
Centre Insurance Company, Wilmington	CE	100.00	1,231	494
Empire Fire & Marine Insurance Company, Omaha	N	100.00	972	761
Empire Indemnity Insurance Company, Omaha	N	100.00	33	80
Farmers Group, Inc., Los Angeles	F	100.00	5,545	—
Farmers New World Life Insurance Company, Mercer Island	L	100.00	6,731	553
Farmers Reinsurance Company, Los Angeles	N	100.00	834	400
Federal Kemper Life Assurance Company, Long Grove	L	100.00	3,584	314
Kemper Corporation, Schaumburg	CO	100.00	1,877	—
Kemper Investors Life Insurance Company, Long Grove	L	100.00	18,335	267
PMG Asset Management, Inc., West Palm Beach	A	100.00	1	3
Risk Enterprise Management Limited, New York	N	100.00	50	—
Zurich Scudder Investments, Inc., New York	A	80.00	4,037	—
Universal Underwriters Insurance Company, Overland Park	N	100.00	1,760	933

	Core business	Holding %	Total assets	Gross premiums/ fee income
			(before consolidation)	
Universal Underwriters Life Insurance Company, Overland Park	L	100.00	441	93
Universal Underwriters of Texas Insurance Company, Overland Park	N	100.00	92	38
ZC Resource LLC, New York	CO	100.00	2	—
ZC Specialty Insurance Company, Stamford	CE	100.00	310	65
ZC Sterling Corporation, New York	CE	100.00	203	10
ZCM Matched Funding Corp., New York	CM	100.00	3,966	179
ZGA US Limited, New York	CO	100.00	1,711	—
Zurich American Insurance Company (and subsidiaries), Schaumburg	N	100.00	22,045	8,617
Zurich Capital Markets Inc., New York	CM	100.00	11,340	642
Zurich Capital Markets Trust Company, New York	R	100.00	5	2
Zurich Finance (USA), Inc., Schaumburg	CO	100.00	1,006	—
Zurich Holding Company of America, Inc., Schaumburg	CO	100.00	6,469	—
Zurich Life Insurance Company of America, Long Grove	L	100.00	638	121
Zurich Reinsurance Centre Holdings, Inc., New York	CO	100.00	734	—
Zurich Payroll Solutions Ltd., New York	CO	100.00	32	—
Venezuela				
Zurich Seguros S.A., Caracas	N	89.64	1	100
Zurich Internacional de Venezuela, C.A. de Corretajej de Reaseguros, Caracas	N	100.00	128	—
Vietnam				
Zurich Insurance Company, Representative Office, Ho Chi Minh City		rep. office		

Legend:		
	A	Asset Management
	F	Farmers Management Services
	L	Life
	N	Non-life
	R	Reinsurance - discontinued
	CO	Corporate
	CE	Centre
	CM	Capital Markets & Banking

Zurich Financial Services

Financial Statements—Holding Company

Report of the statutory auditors

To the General Meeting of Zurich Financial Services, Zurich

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet and notes on pages F-94 to F-99) of Zurich Financial Services for the year ended 31 December 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss Profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings (on page F-99) comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

CM Stooke M Frei

Zurich, 20 March 2002

Zurich Financial Services

Financial Statements—Holding Company

Statement of income for the periods ended 31 December

in CHF thousands

	Notes	2001	2000*
Income			
Dividend income		1,500,000	1,800,000
Other financial income		48,822	410
Realized capital gains		107,249	—
Total income		1,656,071	1,800,410
Expenses			
Administrative expenses	3	3,326	1,224
Other financial expenses		23,538	109
Taxes	4	7,292	7,680
Total expenses		34,156	9,013
Net income		1,621,915	1,791,397

* The financial period 2000 was from 26 April to 31 December.

Zurich Financial Services

Financial Statements—Holding Company

Balance sheet at 31 December
(before appropriation of available earnings)
in CHF thousands

	Notes	2001	2000
Assets			
Fixed assets			
Investments in affiliates	5	10,660,667	10,651,300
Equity securities	6	—	500
Total fixed assets		10,660,667	10,651,800
Current assets			
Cash and cash equivalents		123	20,077
Shares	6	360,095	—
Loans to affiliates		1,847,275	—
Dividends receivable from affiliates		—	1,170,000
Other receivables third parties		939	629,999
Other receivables from affiliates		5,344	—
Accrued income		1,101	136
Total current assets		2,214,877	1,820,212
Total assets		12,875,544	12,472,012
Liabilities			
Short-term liabilities			
Loans from affiliates		27,300	—
Liabilities to affiliates		169,416	6,664
Liabilities third parties		8,991	6,355
Accrued expenses		27,634	60
Total short-term liabilities		233,341	13,079
Shareholders' equity			
(before appropriation of available earnings)			
Common stock	8	838,860	838,860
General legal reserve		5,278,505	5,278,505
Free reserve		4,640,973	4,408,663
Reserve for treasury stock	9	259,198	141,508
Retained earnings, beginning of period		2,752	—
Net income		1,621,915	1,791,397
Retained earnings, end of period		1,624,667	1,791,397
Total shareholders' equity (before appropriation of available earnings)		12,642,203	12,458,933
Total liabilities and shareholders' equity		12,875,544	12,472,012

Zurich Financial Services

Financial Statements—Holding Company

Notes to the financial statements

1. Basis of preparation

Zurich Financial Services presents its financial statements in accordance with Swiss law.

2. Summary of accounting policies

(a) Exchange rates

Outstanding balances in foreign currencies arising from foreign currency transactions are translated at end-of-period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction. The resulting exchange differences are recorded in the statement of income.

(b) Investments in affiliates

Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost price less adjustments for impairment.

3. Administrative expenses

Administrative expenses are primarily directors' fees of CHF 2,385,235.

4. Taxes

As a Swiss holding company, Zurich Financial Services is not subject to income taxes on its dividend income from its investments in affiliates. The tax expense consists mainly of capital taxes.

5. Investments in affiliates

Investments in affiliates include a 57% interest in Zurich Group Holding with a carrying value of CHF 6,064,302,120 and a 100% interest in Allied Zurich p.l.c., with a carrying value of CHF 4,595,865,096. Allied Zurich holds a 43% interest in Zurich Group Holding. Additionally, Zurich Financial Services holds 4,000 shares of the Zurich Insurance Company with a book value of CHF 500,190. In the prior financial period, these shares were classified as equity securities.

6. Shares

The position shares consist of 5,000,000 shares in Converium AG which were sold on 14 January 2002 through the exercise of an over allotment option granted to the underwriters to the Converium IPO. In the Group's consolidated IAS statements, the sale was regarded as an adjusting post balance sheet event and recognized in the year ended 31 December 2001. Consequently, the shares are not recognized in the Group's consolidated IAS statements as at 31 December 2001.

7. Commitments and contingencies

Zurich Financial Services has provided an unlimited guarantee in support of various affiliates belonging to the Zurich Capital Market group of companies. In addition, Zurich Financial Services has provided a support agreement for the Superintendent of Financial Institutions, Canada to obtain clearance to extract surplus assets from the Canadian business. Zurich Financial Services knows of no event of default that would require it to satisfy the guarantee.

8. Shareholders' equity

Issued stock

As of 31 December 2001 and 31 December 2000 Zurich Financial Services had 83,886,001 shares of CHF 10 par value common stock issued and fully paid.

Authorized stock

Until 1 June 2003, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF 60,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 10 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions. The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third parties if the shares are to be used: for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing, including re-financing of such transactions; or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

Contingent stock

Capital market instruments and option rights to shareholders: The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 30,000,000 by issuing up to 3,000,000 fully paid registered shares with a nominal value of CHF 10 each through (1) the exercise of conversion and/or option rights that are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board. The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price must equal at least the average of the most recent asked price on the Swiss Exchange for five business days preceding the determination of the definitive issue conditions for the respective convertible bond or warrant issues.

Employee participation

The share capital may be increased by an amount not exceeding CHF 15,000,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 10 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, function, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the relevant stock exchange.

9. Reserve for treasury shares

This reserve fund corresponds to the purchase value of all Zurich Financial Services shares held by Group companies of Zurich Financial Services as shown in the table below.

	Number of shares 2001	Purchase value(1) 2001	Number of shares 2000	Purchase value(1) 2000
Reserve for treasury shares				
Opening balance 17 October 2000 (after unification)	398,234	141,508	578,044	193,766
Additions during the period	299,870	161,536	4,173	3,645
Sales during the period	–182,755	–43,846	–50,949	–55,903
Conversion of convertible debt	—	—	–133,034	—
Final total on 31 December	515,349	259,198	398,234	141,508
Average purchase price of additions	539	—	873	—
Average selling price	675	—	834	—

(1) in CHF thousands

10. Shareholders

The shares registered in the share ledger at 31 December 2001 were owned by 127,545 shareholders of which 119,347 were private individuals holding 25.70% of the shares, 2,940 were foundations and pension funds holding 12.36% of the shares; and 5,258 were other legal entities holding 61.94% of the shares.

According to the information available to us on 31 December 2001, the following holding represented an important shareholder holding more than 5% of common stock as specified in article 663c of the Swiss Code of Obligations: Brandes Investment Partners 6.3%.

11. Subsequent events

MILES

On 28 January 2002 Zurich Financial Services issued 75,000 SMIC MILES™ (Market Index-Linked Exchangeable Securities) at a price of CHF 8,031 each, together CHF 602,325,000 (issue amount). Under the terms of these instruments, which are linked to the Swiss SMIC Index and are listed on the SWX Swiss Exchange, investors may exchange MILES into newly issued Zurich Financial Services shares at any time up to and including 25 trading days before 28 January 2005. Under the terms and conditions, the number of shares which each MILES holder is entitled to shall be determined by reference to the SMIC Index and the market price of the shares. Unless previously exchanged, the MILES will be mandatorily exchanged into new shares at expiration.

Investors are entitled to receive an annual outperformance premium in cash of 1 per cent per annum of the remaining portion of the issue amount. The maximum number of new shares, to be issued from contingent capital of Zurich Financial Services, is limited to 3 million shares or 40 shares per each MILES, unless the issuer exercises its mandatory exchange right: Zurich Financial Services may at any time on or after 31 July 2002 until 25 trading Days before 28 January 2005 exchange the MILES in whole or in two equal parts for shares at a value calculated by reference to the closing price of the SMIC Index and the volume weighted average price of the shares in accordance with the terms and conditions.

Since the issue is exchangeable into newly issued Zurich Financial Services shares by either the issuer or the investor as set out above and as a result the Group will have no obligation to repay the issue amount, the issue amount of the MILES securities has been accounted for as a class of equity of the Group from the date of issuance, except for a liability representing the maximum number of new shares to be issued and delivered, multiplied by their nominal value of CHF 10 each. In the case of an exchange, the amount exchanged will be reclassified as common stock. The 1% outperformance premium will be deducted from equity as a cost of the issue.

Zurich Financial Services

Financial Statements—Holding Company

Proposed appropriation of available earnings

	2001	2000
Dividend-paying registered shares		
Dividend-paying shares at 20 March 2001/2002	83,886,001	83,886,001

	2001 (Proposed)	2000 (Approved)
	(in CHF thousands)	
Appropriation of available earnings as proposed by the Board of Directors		
Net income	1,621,915	1,791,397
Balance brought forward	2,752	—
Available earnings	1,624,667	1,791,397
Dividend for 83,886,001 registered shares	–671,088	–1,438,645
Transfer to general legal reserve	–950,000	–350,000
Balance carried forward	3,579	2,752

The Board of Directors proposes to the annual general meeting to appropriate the available earnings in accordance with the above table.

If this proposal is approved, after deduction of Swiss withholding tax, dividends of CHF 5.20 net will be paid from 22 May 2002, free of charges, either by remittance to the bank indicated for deposit of dividends or to the account stipulated for those shareholders with shares in private safekeeping, or upon presentation of a dividend payment order.

Zurich, 20 March 2002

On behalf of the Board of Directors

of Zurich Financial Services

Rolf Hüppi

Report of the Group auditors

To the General Meeting of Zurich Financial Services, Zurich

As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders' equity, schedules and notes on pages F-101 to F-164) of Zurich Financial Services as of and for the years ended 31 December 2000 and 1999.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss Profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and with auditing standards generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Accounting Standards and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

CM Stooke L Marbacher

Zurich, 21 March 2001

Zurich Financial Services Group

Consolidated Financial Statements

Consolidated statement of income for the years ended 31 December

in USD millions

	Notes	2000	1999
Revenues			
Gross written premiums and policy fees		30,410	29,216
Less premiums ceded to reinsurers		–4,887	–4,184
Net written premiums and policy fees		25,523	25,032
Net change in reserve for unearned premiums		–763	–196
Net earned premiums and policy fees	16	24,760	24,836
Farmers management fees and other related revenue	8	1,589	1,490
Asset management fee income		1,557	1,450
Net investment income	9	6,158	6,096
Net realized capital gains	9	2,330	3,321
Net gains attributable to reclassified trading assets	9	—	1,647
Other income		1,037	1,208
Total revenues		37,431	40,048
Benefits, losses and expenses			
Non-life losses and loss adjustment expenses	16	–13,333	–12,832
Death and other life insurance benefits	16	–5,382	–5,489
Increase in future life policyholders' benefits	16	–1,479	–3,131
Policyholder dividends and participation in profits		–1,024	–2,807
Underwriting and policy acquisition costs	16	–4,148	–3,066
Farmers management expenses and other related expenses		–788	–663
Other operating and administrative expenses		–6,266	–5,587
Interest expense		–1,400	–1,069
Amortization of goodwill and intangible assets	12	–442	–227
Total benefits, losses and expenses		–34,262	–34,871
Operating income		3,169	5,177
Income tax expense	19	–739	–1,860
Net income before minority interests		2,430	3,317
Net income applicable to minority interests		–102	–53
Net income		2,328	3,264
in USD			
Basic earnings per share	29	27.55	38.54
Diluted earnings per share	29	27.41	38.41

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Zurich Financial Services Group

Consolidated Financial Statements

Consolidated balance sheet at 31 December

in USD millions

	Notes	2000	1999
Assets			
Investments	9		
Fixed maturities:			
Held-to-maturity		711	1,116
Available-for-sale		69,822	69,134
Trading		2,717	1,959
Equity securities:			
Available-for-sale		20,641	21,074
Trading		8,237	5,182
Real estate		6,109	6,905
Mortgage loans		4,557	4,601
Policyholder, collateral and other loans		3,335	3,261
Investments in associates	23	1,181	996
Other investments		1,082	926
Short-term investments		1,820	1,864
Cash and cash equivalents	26	5,278	4,626
Total investments		125,490	121,644
Other assets			
Receivables from policyholders		2,542	2,054
Receivables from agents, brokers and intermediaries		2,690	2,488
Other receivables		4,134	3,618
Accrued investment income		1,584	1,578
Reinsurance assets	16	14,905	12,680
Deferred policy acquisition costs	10	9,193	9,160
Real estate held for own use and fixed assets	11	2,685	2,653
Goodwill	12	1,094	1,008
Present value of profits of acquired insurance contracts (PVP)	12	1,265	1,411
Other intangible assets	12	1,519	1,580
Attorney-in-fact relationships	12	1,196	1,239
Deferred income taxes	19	4,911	5,417
Other assets		2,364	2,708
Separate account (unit-linked) assets	13	55,791	56,794
Total other assets		105,873	104,388
Total assets		231,363	226,032

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

in USD millions	Notes	2000	1999
Liabilities and shareholders' equity			
Liabilities			
Reserves for losses and loss adjustment expenses, gross	14	35,736	37,904
Reserves for unearned premiums, gross	16	8,666	8,128
Future life policyholders' benefits, gross	15	46,550	45,580
Policyholders' contract deposits and other funds, gross	15	18,516	17,928
Other insurance reserves		2,702	2,541
Funds held under reinsurance contracts		3,111	2,027
Obligation to repurchase securities	9	2,043	748
Deferred income taxes	19	8,139	9,692
Accrued expenses		2,599	2,489
Deferred front-end fees		2,498	2,237
Other liabilities		10,812	8,666
Debt related to banking and capital markets activities	17	3,583	1,649
Senior debt	17	4,346	2,812
Subordinated debt	17	1,531	1,590
Separate account (unit-linked) liabilities		57,243	58,719
Total liabilities		208,075	202,710
Minority interests	18	2,614	1,546
Shareholders' equity			
Common stock, CHF 10 par value, authorized: 94,386,001 and 110,714,638 shares, respectively issued: 83,886,001 and 85,313,687 shares, respectively	22	626	635
Treasury stock (nominal value), 398,234 and 452,697 shares, respectively		–2	–4
Additional paid-in capital (capital reserve)		7,712	8,255
Net unrealized gains on investments	9	4,076	4,333
Cumulative translation adjustments		–387	406
Retained earnings		8,649	8,151
Total shareholders' equity		20,674	21,776
Total liabilities and shareholders' equity		231,363	226,032

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statement of cash flows for the years ended 31 December

in USD millions

	Notes	2000	1999
Cash flows from operating activities			
Operating income		3,169	5,177
Adjustments for:			
Net realized capital gains on investments	9	–2,330	–3,321
Net gains attributable to reclassified trading assets	9	—	–1,647
Equity in income of investments in associates	23	54	–35
Interest credited to policyholder contract deposits		510	516
Universal life and investment contract policy fee income		–335	–355
Depreciation and amortization		907	540
Share based compensation expense		113	149
Changes in operational assets and liabilities:			
Deferred policy acquisition costs		–590	–1,661
Reinsurance assets		–1,339	736
Other receivables and payables		8	713
Reserves for unearned premiums		832	249
Reserves for losses and loss adjustment expenses		–1,024	–2,018
Future life policyholders' benefits		3,077	4,094
Other policyholders' funds		516	959
Other insurance reserves		175	373
Separate account (unit-linked)		–333	–94
Net changes in all other operational assets and liabilities		1,502	323
Cash provided by operating activities		4,912	4,698
Income taxes paid		–1,137	–1,111
Net cash provided by operating activities		3,775	3,587

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

in USD millions

	2000	1999
Cash flows from investing activities		
Proceeds from sales and maturities of investments in fixed maturities	45,473	62,474
Purchases of fixed maturities	–48,454	–69,494
Proceeds from sales of equity securities	18,161	24,232
Purchases of equity securities	–21,461	–24,538
Proceeds from sales of investment real estate	772	395
Additions to investment real estate	–322	–332
Proceeds from sales of other investments	3,936	2,309
Purchases of other investments	–4,298	–1,390
Net decrease in short-term investments	67	1,812
Net additions to fixed assets	–570	–626
Acquisitions of companies, net of cash acquired	–65	—
Disposals of companies, net of their cash balances	—	326
Investments in associates, net	–146	–308
Dividends from associates	4	6
Net cash used in investing activities	–6,903	–5,134
Cash flows from financing activities		
Deposits on universal life and investment contracts	2,256	1,961
Withdrawals from universal life and investment contracts	–1,685	–1,484
Proceeds from sale and repurchase agreements	1,253	495
Dividends paid to shareholders	–1,830	–763
Cash utilized in share repurchase	–664	—
Issuance of preferred stock by subsidiaries	1,405	513
Proceeds from issuance of debt	6,317	6,787
Payments on debt outstanding	–3,027	–5,524
Net cash provided by financing activities	4,025	1,985
Effect of exchange rate changes on cash and cash equivalents	–245	–260
Change in cash and cash equivalents	652	178
Cash and cash equivalents at 1 January	4,626	4,448
Cash and cash equivalents at 31 December	5,278	4,626

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Supplemental disclosures of operating cash flow information

in USD millions

Other interest income received	5,281	5,462
Dividend income received	530	620
Other interest expense paid	–1,141	–909

Zurich Financial Services Group

Consolidated Financial Statements

Consolidated statement of shareholders' equity for the years ended 31 December

in USD millions, except number of shares

	Number of shares issued	Common stock	Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains on investments	Cumulative translation adjustments	Retained earnings	Total shareholders' equity
Balance, 31 December 1998, as previously reported	85,087,874	634	-4	8,170	7,303	833	5,821	22,757
Implementation of accounting policy IAS 38 "Intangible Assets"	—	—	—	—	—	—	-266	-266
Implementation of accounting policy SIC 12 "Consolidation—Special Purpose Entities"	—	—	—	—	-92	3	95	6
Balance, 31 December 1998, restated	85,087,874	634	-4	8,170	7,211	836	5,650	22,497
Change in net unrealized gains on investments (excluding translation adjustments)	—	—	—	—	-2,109	—	—	-2,109
Translation adjustments	—	—	—	—	-769	-430	—	-1,199
Change in net gains and losses not recognized in the income statement	—	—	—	—	-2,878	-430	—	-3,308
Issuance of common stock	225,813	1	—	59	—	—	—	60
Exercise of convertible bonds	—	—	—	12	—	—	—	12
Treasury stock transactions	—	—	—	14	—	—	—	14
Net income	—	—	—	—	—	—	3,264	3,264
Dividends	—	—	—	—	—	—	-763	-763
Balance, 31 December 1999	85,313,687	635	-4	8,255	4,333	406	8,151	21,776
Change in net unrealized gains on investments (excluding translation adjustments)	—	—	—	—	-85	—	—	-85
Translation adjustments	—	—	—	—	-172	-793	—	-965
Change in net gains and losses not recognized in the income statement	—	—	—	—	-257	-793	—	-1,050
Net issuance/(cancellation) of common stock	-1,427,686	-9	—	-633	—	—	—	-642
Exercise of convertible bonds	—	—	—	52	—	—	—	52
Treasury stock transactions	—	—	2	38	—	—	—	40
Net income	—	—	—	—	—	—	2,328	2,328
Dividends	—	—	—	—	—	—	-875	-875
Special dividend in respect of share unification	—	—	—	—	—	—	-955	-955
Balance, 31 December 2000	83,886,001	626	-2	7,712	4,076	-387	8,649	20,674

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Schedule of industry segment data—2000

in USD millions

	Non-life Insurance	Life Insurance	Reinsurance	Farmers Management Services	Asset Management	Eliminations	Total
Direct written premiums and policy fees	17,321	7,388	398	—	—	296	25,403
Assumed written premiums	1,578	74	4,475	—	—	−1,120	5,007
Gross written premiums and policy fees	18,899	7,462	4,873	—	—	−824	30,410
Less premiums ceded to reinsurers	−4,577	−498	−809	—	—	997	−4,887
Net written premiums and policy fees	14,322	6,964	4,064	—	—	173	25,523
Net change in reserves for unearned premiums	−659	−19	−85	—	—	—	−763
Net earned premiums and policy fees	13,663	6,945	3,979	—	—	173	24,760
Farmers management fees and other related revenue	—	—	—	1,589	—	—	1,589
Asset management fee income	—	10	—	—	1,696	−149	1,557
Net investment income	1,767	3,324	1,060	130	74	−197	6,158
Net realized capital gains	1,147	723	303	69	88	—	2,330
Other income	487	292	296	—	15	−53	1,037
Total revenues	17,064	11,294	5,638	1,788	1,873	−226	37,431
Inter-segment	116	−24	−281	−26	−11	226	0
Non-life losses and loss adjustment expenses	−10,256	−115	−3,096	—	—	134	−13,333
Death and other life insurance benefits	−93	−4,861	−284	—	—	−144	−5,382
Increase in future life policyholders' benefits	−2	−1,517	36	—	—	4	−1,479
Policyholder dividends and participation in profits	−98	−710	−216	—	—	—	−1,024
Underwriting and policy acquisition costs	−2,391	−994	−763	—	—	—	−4,148
Farmers management expenses and other related expenses	—	—	—	−788	—	—	−788
Other operating and administrative expenses	−2,681	−1,127	−761	−9	−1,592	−96	−6,266
Interest expense	−649	−664	−355	−43	−17	328	−1,400
Amortization of goodwill and intangible assets	−29	−241	−27	−43	−102	—	−442
Total benefits, losses and expenses	−16,199	−10,229	−5,466	−883	−1,711	226	−34,262
Operating income	865	1,065	172	905	162	—	3,169
Income tax expense	−353	−87	105	−346	−58	—	−739
Net income before minority interests	512	978	277	559	104	—	2,430
Net income applicable to minority interests	−52	—	−47	—	−3	—	−102
Net income	460	978	230	559	101	—	2,328

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Schedule of industry segment data—2000

in USD millions

	Non-life Insurance	Life Insurance	Reinsurance	Farmers Management Services	Asset Management	Eliminations	Total
Net cash provided by/(used in) operating activities	–230	2,261	1,809	644	654	–1,363	3,775
Net cash provided by/(used in) investing activities	2,087	–4,527	–5,403	850	–266	356	–6,903
Net cash provided by/(used in) financing activities	–1,657	1,107	4,653	–1,558	–76	1,556	4,025
Purchases of real estate held for own use, fixed assets, goodwill and intangible assets	315	439	111	92	162	—	1,119
Depreciation of real estate held for own use and fixed assets	–213	–73	–28	–99	–52	—	–465
Interest income	1,584	3,018	944	122	47	–321	5,394
At 31 December 2000							
Fixed maturities	19,663	43,335	10,494	302	234	–778	73,250
Equity securities	9,180	13,995	4,464	242	997	—	28,878
Real estate	2,150	3,735	28	87	109	—	6,109
Short-term investments and cash and cash equivalents	2,616	3,585	2,448	154	1,026	–2,731	7,098
Other investments	3,129	7,524	5,330	801	112	–6,741	10,155
Total investments	36,738	72,174	22,764	1,586	2,478	–10,250	125,490
Total segment assets after consolidation of investments in affiliates	61,267	143,892	30,533	3,770	6,412	–14,511	231,363
Total segment liabilities	57,099	134,265	26,699	1,606	2,917	–14,511	208,075
Reserves for losses and loss adjustment expenses, net	18,838	413	8,419	—	—	–602	27,068
Reserves for unearned premiums, net	5,937	208	1,338	—	—	—	7,483
Future life policyholders' benefits, net	57	43,542	2,268	–63	—	–210	45,594
Policyholders' contract deposits and other funds, net	596	17,687	2	–75	—	–2	18,208
Total underwriting reserves, net	25,428	61,850	12,027	–138	—	–814	98,353

Underwriting reserves

	Gross	Ceded Reinsurance	Net
Reserves for losses and loss adjustment expenses	35,736	8,668	27,068
Reserves for unearned premiums	8,666	1,183	7,483
Future life policyholders' benefits	46,550	956	45,594
Policyholders' contract deposits and other funds	18,516	308	18,208
Total at 31 December 2000	109,468	11,115	98,353

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Schedule of industry segment data—1999

in USD millions

	Non-life Insurance	Life Insurance	Reinsurance	Farmers Management Services	Asset Management	Eliminations	Total
Direct written premiums and policy fees	15,890	8,037	689	—	—	256	24,872
Assumed written premiums	1,322	49	3,823	—	—	−850	4,344
Gross written premiums and policy fees	17,212	8,086	4,512	—	—	−594	29,216
Less premiums ceded to reinsurers	−3,836	−369	−739	—	—	760	−4,184
Net written premiums and policy fees	13,376	7,717	3,773	—	—	166	25,032
Net change in reserves for unearned premiums	306	−35	−467	—	—	—	−196
Net earned premiums and policy fees	13,682	7,682	3,306	—	—	166	24,836
Farmers management fees and other related revenue	—	—	—	1,490	—	—	1,490
Asset management fee income	—	5	1	—	1,590	−146	1,450
Net investment income	1,828	3,625	799	124	34	−314	6,096
Net realized capital gains	1,549	1,181	472	73	46	—	3,321
Net gains attributable to reclassified trading assets	—	1,647	—	—	—	—	1,647
Other income	510	545	195	—	21	−63	1,208
Total revenues	17,569	14,685	4,773	1,687	1,691	−357	40,048
Inter-segment	74	98	−473	−12	−44	357	0
Non-life losses and loss adjustment expenses	−10,071	−71	−2,763	—	—	73	−12,832
Death and other life insurance benefits	23	−4,880	−542	—	—	−90	−5,489
Increase in future life policyholders' benefits	−4	−3,223	83	—	—	13	−3,131
Policyholder dividends and participation in profits	−90	−2,703	−14	—	—	—	−2,807
Underwriting and policy acquisition costs	−2,515	85	−636	—	—	—	−3,066
Farmers management expenses and other related expenses	—	—	—	−663	—	—	−663
Other operating and administrative expenses	−2,447	−1,153	−494	−12	−1,424	−57	−5,587
Interest expense	−628	−624	−173	−48	−14	418	−1,069
Amortization of goodwill and intangible assets	−18	−45	−17	−43	−104	—	−227
Total benefits, losses and expenses	−15,750	−12,614	−4,556	−766	−1,542	357	−34,871
Operating income	1,819	2,071	217	921	149	—	5,177
Income tax expense	−389	−1,081	−5	−344	−41	—	−1,860
Net income before minority interests	1,430	990	212	577	108	—	3,317
Net income applicable to minority interests	−22	3	−24	—	−10	—	−53
Net income	1,408	993	188	577	98	—	3,264

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Schedule of industry segment data—1999

in USD millions

	Non-life Insurance	Life Insurance	Reinsurance	Farmers Management Services	Asset Management	Eliminations	Total
Net cash provided by/(used in) operating activities	–1,410	3,749	1,698	287	76	–813	3,587
Net cash provided by/(used in) investing activities	621	–4,292	–2,132	110	–197	756	–5,134
Net cash provided by/(used in) financing activities	939	794	266	–433	21	398	1,985
Purchases of real estate held for own use, fixed assets, goodwill and intangible assets	439	140	187	39	96	–1	900
Depreciation of real estate held for own use and fixed assets	–270	–62	–30	–57	–49	1	–467
Interest income	1,538	3,319	785	119	21	–415	5,367
At 31 December 1999							
Fixed maturities	20,810	42,173	8,438	578	220	–10	72,209
Equity securities	9,262	14,728	1,580	334	352	—	26,256
Real estate	2,654	4,037	45	59	110	—	6,905
Short-term investments and cash and cash equivalents	2,511	2,247	1,194	218	711	–391	6,490
Other investments	2,359	6,929	4,665	1,391	18	–5,578	9,784
Total investments	37,596	70,114	15,922	2,580	1,411	–5,979	121,644
Total segment assets after consolidation of investments in affiliates	60,979	143,708	21,027	4,689	5,554	–9,925	226,032
Total segment liabilities	55,517	133,984	18,819	1,483	2,832	–9,925	202,710
Reserves for losses and loss adjustment expenses, net	22,088	878	8,266	—	—	–489	30,743
Reserves for unearned premiums, net	5,542	265	1,295	—	—	—	7,102
Future life policyholders' benefits, net	38	43,881	976	–23	—	–244	44,628
Policyholders' contract deposits and other funds, net	509	17,044	11	–22	—	67	17,609
Total underwriting reserves, net	28,177	62,068	10,548	–45	—	–666	100,082

Underwriting reserves

	Gross	Ceded Reinsurance	Net
Reserves for losses and loss adjustment expenses	37,904	7,161	30,743
Reserves for unearned premiums	8,128	1,026	7,102
Future life policyholders' benefits	45,580	952	44,628
Policyholders' contract deposits and other funds	17,928	319	17,609
Total at 31 December 1999	109,540	9,458	100,082

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Zurich Financial Services Group

Consolidated Financial Statements

Notes to the consolidated financial statements

1. Basis of preparation

Until 17 October 2000, Zurich Financial Services Group (the Group) had a dual holding company structure. The Group's two holding companies, Allied Zurich p.l.c. and Zurich Allied AG were listed on the London Stock Exchange and SWX Swiss Exchange, and held 43% and 57% of the old Zurich Financial Services (now renamed Zurich Group Holding), respectively.

On 17 April 2000, the Boards of Zurich Group Holding, Allied Zurich and Zurich Allied announced an agreement to simplify and unify the Group structure under a single Swiss holding company (the unification) listed on the SWX Swiss Exchange, with a secondary listing on the London Stock Exchange. On 26 April 2000, the new holding company, Zurich Financial Services, was incorporated. Zurich Allied was merged with Zurich Financial Services through a statutory merger under Swiss law and Zurich Allied shareholders received one Zurich Financial Services share for every one Zurich Allied share. Allied Zurich ordinary shares were cancelled and Allied Zurich shareholders were issued one Zurich Financial Services share for every 42.928 Allied Zurich shares. On 17 October 2000, the unification was completed when trading in Zurich Financial Services shares started on the SWX Swiss Exchange and the London Stock Exchange.

The Group's consolidated financial statements have been restated to retroactively reflect the completion of the unification of the Group on 17 October 2000, for all periods presented.

Adjustments resulting from the unification include adjustments from the consolidation of Allied Zurich and Zurich Allied, the reclassifications in shareholders' equity and the deduction of treasury stock from shareholders' equity.

The following is a summary of the adjustments resulting from the unification:

Table 1
Unification
in USD millions

Balance sheet positions	31 December 1999
Total assets	
Total assets before unification(1)	226,595
Equity securities	–188
Short-term investments	7
Cash and cash equivalents	2
Total assets after unification and before implementation of IAS 38 and SIC12	226,416
Total liabilities and shareholders' equity	
Total liabilities and shareholders' equity before unification(1)	226,595
Common stock	–557
Treasury stock (nominal value)	–4
Additional paid-in capital (capital reserve)	457
Net unrealized gains on investments	–65
Retained earnings	–10
Total liabilities and shareholders' equity after unification and before implementation of IAS 38 and SIC12	226,416

(1) Includes deferred tax gross up of USD 5,417 million (see Note 3t)

Statement of income positions	1999
Net income before unification	3,260
Net investment income	–2
Net realized capital gains	–6
Other operating and administrative expenses	–4
Net income after unification and before implementation of IAS 38 and SIC12	3,248

2. Implementation of new accounting standards

(a) IAS 38 "Intangible Assets"

International Accounting Standard IAS 38, "Intangible Assets", was implemented as of 1 January 2000. As a result of this new standard, the asset representing the attorney-in-fact relationships is being amortized over 40 years whereas previously it was not being amortized. In accordance with the transitional provisions of IAS 38 and under the benchmark treatment of IAS 8, this change in accounting policy has been accounted for retrospectively and the comparative consolidated financial statements have been restated to conform with the changed policy.

The cost value of the intangible asset reflects the fair value of the attorney-in-fact relationships at the date of acquisition, which was assigned as a portion of the purchase price when Farmers Group, Inc. was acquired in December 1988. The cost value of the intangible asset was USD 1,709 million and the related deferred tax liability USD 644 million.

The following is a summary of the adjustments resulting from the implementation of IAS 38:

Table 2.1
IAS 38 "Intangible Assets"
in USD millions

Balance sheet positions	31 December 1999
Attorney-in-fact relationships	
Cost value	1,709
Accumulated amortization	–470
Restated carrying value	1,239
Related deferred income tax liability	
Deferred income tax liability	644
Release	–177
Restated carrying value	467
Retained earnings	
Retained earnings after unification	8,306
Effect of change in accounting policy	–293
Retained earnings restated before implementation of SIC 12	8,013

Statement of income positions	1999
Net income after unification	3,248
Increase in amortization of intangible assets	–43
Decrease in income tax expense	16
Net income restated before implementation of SIC 12	3,221

(b) SIC 12 "Consolidation—Special Purpose Entities"

Standing Interpretation Committee SIC 12, "Consolidation—Special Purpose Entities" (SPEs), was implemented as of 1 January 2000. SIC 12 requires that SPEs be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by the entity. The implementation of SIC 12 has resulted in the consolidation of certain investment funds held by life insurance, non-life insurance and reinsurance entities in Germany and certain SPEs established by Zurich Capital Markets in the ordinary course of its business.

Under the benchmark treatment of IAS 8, this change in accounting policy has been accounted for retrospectively and the comparative consolidated financial statements have been restated to conform with the changed policy.

The following is a summary of the adjustments resulting from the implementation of SIC 12:

Table 2.2
SIC 12 "Consolidation—Special Purpose Entities"
in USD millions

Balance sheet positions	31 December 1999
Total assets	
Total assets after unification and implementation of IAS 38	225,946
Fixed maturities	1,300
Equity securities	–1,452
Cash and cash equivalents	202
Accrued investment income	36
Total assets restated	226,032
Total liabilities and shareholders' equity	
Total liabilities and shareholders' equity after unification and implementation of IAS 38	225,946
Policyholders' contract deposits and other funds	50
Deferred income taxes	6
Other liabilities	19
Net unrealized gains on investments	–114
Cumulative translation adjustments	–13
Retained earnings	138
Total liabilities and shareholders' equity restated	226,032

Statement of income positions	1999
Net income after unification and implementation of IAS 38	3,221
Net investment income	–44
Net realized capital gains	158
Policyholder dividends and participation in profits	–42
Income tax expense	–29
Net income restated	3,264

(c) IAS 19 (Revised 1998) "Employee Benefits"

International Accounting Standard IAS 19 (revised 1998), "Employee Benefits", was implemented as of 1 January 1999.

The effect of the implementation of this new IAS standard was a reduction of expenses of USD 197 million for the defined benefit pension plans and USD 10 million for the other post-retirement benefits before taxes.

As permitted by the transitional provisions of IAS 19, the Group accounted for the impact of this change in accounting as a reduction of expenses of USD 153 million, net of taxes, in the statement of income in 1999.

3. Summary of significant accounting policies

The Group is involved in a wide range of non-life insurance and life insurance, reinsurance, management services, asset management and related businesses. The holding company, Zurich Financial Services, is incorporated in Zurich, Switzerland. The Group operates in more than 60 countries and territories worldwide through subsidiaries and branch offices. The consolidated financial statements of the Group have been prepared under the historical cost convention as modified by the revaluation of certain investments, in accordance with International Accounting Standards (IAS) and comply with Swiss law. IAS does not contain guidelines governing the accounting treatment of transactions which are specific to insurance products. In

such cases, as envisioned in the IAS framework, the provisions embodied in United States generally accepted accounting principles (US GAAP) have been applied.

(a) Consolidation principles

The Group's consolidated financial statements include the assets, liabilities, equity, revenues and expenses of Zurich Financial Services and its subsidiaries. A subsidiary is an entity in which Zurich Financial Services owns, directly or indirectly, more than 50% of the outstanding voting rights, or which it otherwise has the power to control. The results of subsidiaries acquired are included in the consolidated financial statements from the effective date of acquisition. The results of subsidiaries which have been sold during the year are included up to the date of disposal. The profit and loss on sale is calculated by reference to the net asset value at the date of disposal, adjusted for purchased goodwill previously written off directly to shareholders' equity prior to 1 January 1995 upon acquisition and cumulative translation adjustments. All significant intercompany balances, profits and transactions have been eliminated.

Associates and partnerships where the Group has the ability to exercise significant influence as well as joint ventures where there is joint control are accounted for using the equity method.

(b) Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of the Group and the fact that more of its business is transacted in US dollars (USD) than in any other currency, the consolidated financial information is reported in US dollars. Assets and liabilities of all branches and subsidiaries (including the holding company) expressed in currencies other than US dollars are translated at the end-of-period exchange rates, while statements of income are translated at average exchange rates for the period. The resulting translation differences are recorded directly in shareholders' equity as cumulative translation adjustments.

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions are translated at end-of-period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the consolidated statement of income.

(c) Non-life insurance operations

Premiums: Upon inception of the contract, premiums are recorded as written and are earned primarily on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, such as insurance policies on seasonal recreational vehicles, premiums are earned over the period of risk in proportion to the amount of insurance protection provided.

The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Deferred policy acquisition costs: Acquisition costs, representing commissions, premium taxes and other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses and include provisions for losses incurred but not yet reported (IBNR). The methods of determining such estimates and establishing the resulting reserves are continually reviewed and updated. Resulting adjustments are reflected in current income. The Group does not discount its loss reserves, other than for settled claims with fixed payment terms.

(d) Life insurance operations

Recognition of insurance income and related expenses: Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies are recognized as revenue when due from the policyholder. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognized in

income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Amounts collected as premiums from investment type contracts such as universal life, unit-linked and unitized with-profits contracts, are reported as deposits. Revenue from these contracts consists of policy fees for the cost of insurance, administration and surrenders during the period. Front-end fees are recognized over the estimated life of the contracts. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Deferred policy acquisition costs: The costs of acquiring new business including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period.

Deferred policy acquisition costs for participating traditional life insurance contracts where the contribution principle method applies to the allocation of policyholder dividends are amortized over the expected life of the contracts as a constant percentage of estimated gross margins. Estimated gross margins include anticipated premiums and investment results less benefits and administration expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Estimated gross margins are estimated regularly with deviations of actual results from estimated experience reflected in earnings.

Deferred policy acquisition costs for other traditional life insurance and annuity policies are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts such as universal life, unit-linked and unitized with-profits contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in earnings.

The impact on the deferred policy acquisition cost asset of the change in unrealized gains or losses on investments is recognized through an offset to unrealized gains or losses at the balance sheet date.

Unamortized deferred policy acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortized. Costs associated with internally replaced contracts that are, in substance, new contracts, are written off.

Future life policyholders' benefits and policyholders' contract deposits: These represent the estimated future policyholder benefit liability for traditional life insurance policies and non unit-linked investment contracts, respectively.

For participating traditional life insurance policies where the contribution principle method applies to the allocation of policyholder dividends, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and interest rates.

Future life policyholders' benefits for other traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

Future life policyholders' benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders' contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders' share of unrealized gains or losses which may be paid in the future in respect of assets is included in future life policyholders' benefits offsetting the policyholders' share of the change in unrealized gains and losses during the year.

Separate account (unit-linked) assets and liabilities: These represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses accrue directly to policyholders. Also the assets of each account are segregated and management believes that they are not subject to claims that arise out of any other business of the company. The assets and liabilities are carried at market value. Deposits, withdrawals, net investment income, and realized and unrealized capital gains and losses are included in the separate account assets and liabilities and are not reflected in the consolidated statement of income. The costs of insurance, policy administration, investment management, surrender charges and certain policyholder taxes assessed against the policyholders' account balances are included in policy fee revenue.

(e) Reinsurance

The Group's insurance and reinsurance subsidiaries assume and/or cede reinsurance in the normal course of business. Reinsurance assets include the balances due from both insurance and reinsurance companies for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, ceded future life policy benefits and funds held under reinsurance treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a right of offset exists.

Reinsurance contracts are assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurer. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is added to the remaining unexpired portion of coverage. Changes in the deposit amount are recorded in the income statement as an incurred loss. Deposits that transfer only timing risk, or no risk at all, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

(f) Farmers Management Services

Operations: Farmers Group, Inc. (Farmers), a wholly owned subsidiary of the Group, provides management services to the Farmers Insurance Exchange, Fire Insurance Exchange and Truck Insurance Exchange, their respective subsidiaries and Farmers Texas County Mutual Insurance Company (the Farmers P&C Group). The Group has no ownership interest in the Farmers P&C Group.

Farmers provides the following management services to the Farmers P&C Group: risk selection, preparation and mailing of policy forms and invoices, premium collection, management of the investment portfolios and certain other administrative and managerial functions. The Farmers P&C Group is responsible for its own claims functions, including the settlement and payment of claims and claims adjustment expenses. It is also responsible for the payment of agent commissions and the payment of its premium and income taxes.

Management fee income: Fee revenue for the provision of management services to the Farmers P&C Group is calculated as a percentage of gross premiums earned by the Farmers P&C Group.

Management expenses: These expenses consist primarily of salaries and employee benefits, property and equipment expenses and other general and administrative expenses.

(g) Asset management operations

Revenue consists principally of investment management fees, distribution fees from mutual funds, commission revenue from the sale of mutual fund shares and transfer agent fees.

Revenues from investment management and distribution fees are based on a contractual fee arrangement applied to assets under management and recognized as earned when the service has been provided.

Transfer agent fees are based on a cost per account and transaction based fees. For mutual funds a component of the transfer agent fee can be a contractual fee arrangement applied to assets under management. Transfer agent fees are recognized when services have been provided per the contract. Commission revenue is recognized on the trade date when the Group's performance obligation is complete and the fees are payable.

Additionally, revenue can be earned from performance fees, which are based upon the achievement of performance levels in excess of predetermined contractual benchmarks. Performance fees are recognized when earned per the contract and payable.

Commissions and certain operating expenses related to the sale of back-end mutual funds have been deferred. These costs are amortized in relation to the distribution and contingent revenue earned on these mutual funds. The Group periodically reviews and updates its assumptions made in determining projected revenues and amortization periods are adjusted accordingly.

(h) Investments

Fixed maturities classified as held-to-maturity are those, which the Group has the ability and positive intent to hold to maturity; these investments are carried at amortized cost. Fixed maturities and equity securities which the Group buys with the intention to resell in the near term are classified as trading and are carried at fair value with the related unrealized gains or losses reflected in current period income. The remaining fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is recorded in the consolidated statement of income for the difference between cost or amortized cost and estimated net realizable value. "Other than temporary declines" are decreases in the cost or amortized cost of the security that the Group believes will not be recovered in the near term, and are identified by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

The realized gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment plus any unrealized gains or losses of the investment using the specific identification method. The amortization of premium and accretion of discount on available-for-sale and held-to-maturity investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment purposes is recorded at fair value. Fair values are determined internally by professionally qualified valuers on an annual basis with reference to current market conditions. Periodically, external valuations are performed. No depreciation is recorded for real estate held for investment. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in shareholders' equity net of deferred income taxes, certain life policyholder dividends and other policyholder liabilities, certain life deferred acquisition costs and minority interest. Unrealized gains or losses on investments designated as trading are recognized in current period income.

Policyholder loans, mortgage loans on real estate, collateral loans and other loans are carried at unpaid principal balances. Impairment of mortgage loans on real estate and collateral loans is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of the underlying collateral. When a decline in the value of these assets is considered to be other than temporary, a charge is recorded in the consolidated statement of income for the difference between carrying value and estimated net realizable value. Interest income on impaired loans is recognized as cash when received.

Certain partnerships are engaged exclusively in making investments in direct private equity, private equity funds, and hedge funds. In the partnerships, these investments are carried at fair value, with changes in fair value being taken to income. These partnerships are accounted for under the equity method, or are consolidated when the substance of the relationship between the Group and the partnership indicates that the partnership is controlled by the Group.

Short-term and other investments are recorded at cost, which approximates fair value.

(i) *Derivative instruments*

General

Derivative financial instruments include swaps, futures, forwards and option contracts, all of which derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments.

A derivative contract may be traded on an exchange or over-the-counter (OTC). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, caps, floors and swaps. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the balance sheet as they do not represent the potential for gain or loss associated with such transactions.

Premiums paid for derivatives are recorded as an asset on the balance sheet at the date of purchase. Premiums paid for freestanding derivatives are then recognized in the income statement when the derivative is exercised or expires worthless. Premiums paid for hedging derivatives are amortized in line with the related hedge.

Interest rate and currency swaps: Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest payments. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures, forward and options contracts: Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are OTC where two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending on what rate in fact prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed rate applied to a notional amount. Exposure to loss on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate. For interest rate futures and exchange-traded options, the Group's exposure to off-balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of the counterparty and generally require security deposits and daily settlement of margins.

Foreign exchange contracts: Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price and settlement date. Foreign exchange option contracts are similar to interest rate option contracts, except that they are based on currencies, rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate. For exchange-traded foreign exchange contracts, the Group's exposure to off-balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

The Group uses certain of the above derivatives for hedging purposes and others for non-hedging purposes. The accounting treatment for hedging and non-hedging derivatives is discussed below.

Non-hedging derivative instruments

Trading assets and trading liabilities include option premiums paid and received and receivables from and payables to counterparties which relate to unrealized gains and losses on futures, forwards, options and swaps and balances due from and to clearing brokers and exchanges. Futures, forwards and options purchased and written, as well as swaps purchased, are accounted for as contractual commitments on a trade date basis.

The instruments are measured at fair value. Realized and unrealized gains and losses are reflected in current period income. Fair values of these instruments are based on closing exchange quotations. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of similar instruments with similar characteristics or discounted cash flows. The Group's trading activities involve the use of derivative financial instruments in the normal course of business. These instruments generally include forwards, futures, options and swaps.

Derivative instruments for hedging

Derivatives and other financial instruments are used principally to hedge exposures or modify exposures to interest rate and foreign currency risks. These instruments are accounted for on an accrual basis when they are designated to hedge a specific asset or liability and they reduce the exposure to the interest rate or foreign currency risk of the hedged item. Revenues and expenses from hedging instruments are recorded in the category appropriate to the related hedged asset or liability. Gains and losses on derivatives designated as hedges are recognized in income in the period in which they are settled along with the gains and losses on the hedged item. When the derivative is no longer deemed to be an effective hedge, previous gains or losses, which were not offset by changes of the hedged item, are recognized in income immediately. When a derivative is sold and the hedging relationship terminated, previously deferred gains or losses are also recognized in income immediately. If a hedged item is terminated prior to its related hedging derivative, the derivative is treated as a freestanding derivative and previously deferred changes of the fair value of the derivative are recognized in income immediately.

(j) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. The Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with the Group when deemed necessary.

(k) Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly-liquid investments with original maturities of 90 days or less.

(l) Real estate held for own use and fixed assets

Real estate (buildings) held for own use and fixed assets are carried at cost less accumulated depreciation and any necessary write-downs. The costs of these assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: buildings 25 to 50 years; furniture and fixtures 5 to 10 years; and computer equipment and software 3 to 5 years. Real estate (land) is carried at cost less any necessary write-downs. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets and real estate held for own use are determined by reference to their carrying amount.

(m) Goodwill, present value of profits of acquired insurance contracts and other intangibles

The Group's acquisitions of other companies are accounted for under the purchase method, whereby the purchase price is allocated to the fair value of assets and liabilities acquired at the date of acquisition with any residual amount allocated to goodwill. Goodwill on acquisitions prior to 1995 has been charged directly against shareholders' equity. Goodwill is amortized using the straight-line method over its estimated economic life. Goodwill is presumed to have a five-year economic life but can be extended to a twenty-year maximum if justifiable. In determining the period of amortization, the Group considers the expected period of benefits to be received from the acquired company which is based on factors such as the type of business, the duration of the underlying insurance contracts, customer relationships and distribution networks.

The present value of profits of acquired insurance contracts is amortized over the expected life of the policies acquired based on a constant percentage of the present value of estimated gross profits (margins) expected to be realized or the premium recognition period, as appropriate.

Other intangibles primarily consist of brand names and are amortized using the straight-line method over their estimated economic life, currently 20 years.

(n) Attorney-in-fact relationships

When Farmers was acquired in December 1988, a portion of the purchase price was assigned to the attorney-in-fact relationships. The purchase price represented the future value of the relationship between Farmers Group, Inc. and the Exchanges. The carrying value is amortized on a straight-line basis over 40 years. In determining the period of amortization, the Group considered the well-established relationship between Farmers Group, Inc. and the Exchanges. Market demand for Exchange products is not expected to change, nor does the Group expect that its competitors will take actions in the foreseeable future that could adversely affect the Group's estimated economic life of the asset. All economic benefits from the attorney-in-fact relationships can be drawn now and the Group believes that ability to do so will extend over the remaining estimated economic life of the asset.

(o) Income taxes

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Deferred tax assets are recognized to the extent that their recoverability is deemed to be probable. Losses for tax purposes are treated as a deferred tax asset to the extent it is probable that the losses can offset future taxable income and is allowed by the applicable local tax laws and regulations.

Taxes payable by either the holding company or its subsidiaries on distribution to the holding company of the undistributed profits of subsidiaries are recognized as deferred income taxes unless a distribution of those profits is not intended or would not give rise to a tax liability.

(p) Employee benefits

The operating companies in the Group provide employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds. Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. The Group's expense related to these plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to the defined contribution pension plans are charged to the consolidated statement of income as they become due.

Post-retirement benefits are also provided for certain employees and are primarily funded internally. The cost of such benefits is accrued over the service period of the employee based upon the actuarially determined cost for the period.

The Group recognizes the expense related to incentive plans over the relevant performance period. With regard to sharebased compensation, the Group uses a fair value based method of accounting. Expense recorded for share based compensation takes into account the fair value of the shares or options to be awarded at the date of grant less any amount paid by the employee.

(q) Convertible debt and debt with stock purchase warrants

Both convertible debt and debt with stock purchase warrants include a liability component and an equity component for the right to convert the liability into Zurich Financial Services' shares. At the time of issuance, the equity component is recorded as an adjustment to shareholders' equity. The difference between the carrying amount of the liability and its nominal value is amortized until maturity as a component of interest expense.

(r) Treasury stock

Treasury stock is deducted from equity at its nominal value of CHF 10 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of treasury shares, are recorded in additional paid-in capital in shareholders' equity.

(s) Recognition and measurement of impaired assets

The Group reviews its assets annually to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured as the higher of an asset's net selling price, defined as market price less the costs of disposal, or its

value in use, which is the present value of the estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its recoverable amount.

(t) Reclassifications

During 1999, the Group reviewed its presentation of income taxes attributable to policyholders on certain United Kingdom life insurance products. Taxes paid by United Kingdom life businesses, in respect of life insurance business, are based on investment income less allowable expenses. To the extent that these taxes exceed the amount that would have been payable in respect of the shareholders' share of taxable profits, it is normal practice for United Kingdom life businesses to recover this tax from policyholders. While in the Group's case the company has the contractual right to charge policyholders for the taxes attributable to their share of investment income less expenses, the obligation to pay the tax authority rests with the company and therefore, the full amount of tax including that charged to policyholders is accounted for as an income tax. Therefore, the Group reclassified tax attributable to United Kingdom life insurance policyholder earnings from operating expenses to income tax expense, which now includes an element attributable to policyholders (see Note 19). In addition, deferred tax on unrealized gains on separate account assets related to certain United Kingdom unit-linked policies is now included as income tax expense and an accrual for future policy fees to recover the tax charge is included in gross written premiums and policy fee revenue. These changes have no impact on net income or retained earnings.

The 1999 geographical and industry segments have been reclassified to conform to the 2000 Group presentation due to more appropriate classification of Business Units from one segment to another, predominantly certain internal reinsurance units are now classified under the reinsurance segment.

In 2000, the deferred tax assets and liabilities are presented gross on the balance sheet as "Deferred income tax assets" and "Deferred income tax liabilities". The 1999 presentation has been adjusted to conform to the 2000 presentation. 1999 assets and liabilities have been increased by USD 5,417 million as a result of the change. There is no impact on the 2000 or 1999 statement of income or retained earnings.

(u) New accounting pronouncements

The International Accounting Standards Committee (IASC) has issued the following new or revised standards, which are required to be adopted by the Group in the future:

IAS 40, "Investment Property", effective from 1 January 2001

IAS 39, "Financial Instruments: Recognition and Measurement", effective from 1 January 2001

Adoption of IAS 40 will require unrealized gains and losses on real estate held for investment to be recognized in current income period. Unrealized gains and losses, which were previously recorded in a separate component of shareholders' equity will remain in equity and be transferred to retained earnings.

Adoption of IAS 39 will require adjustments to bring all derivatives and other financial assets and liabilities onto the balance sheet. Adjustments to remeasure certain financial assets and liabilities from cost to fair value will be made by adjusting retained earnings directly.

The Group is currently assessing the impact of adopting the remaining standards above but believes that they will not have a material impact on the financial condition of the Group.

(v) Use of estimates

The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

4. Significant changes in accounting estimates

During 1999, a change in estimate occurred in the calculation of amortization of deferred acquisition costs and unearned revenue for United Kingdom and Australian unit-linked and investment life business. The interest rates used to calculate the present value of expected gross profits were revised based on actual experience to date and new estimates for the remainder of the benefit period were determined. The deferred acquisition cost adjustment resulted in a decrease of underwriting and policy acquisition costs of

USD 887 million. This was partially offset by the increase in unearned revenue resulting in a reduction of premiums of USD 350 million. Additionally, life insurance benefits increased USD 148 million due to the movement in the difference between the separate account assets and liabilities related to United Kingdom capital units.

Investments backing the United Kingdom with-profits contracts and Australian life insurance liabilities were reclassified from available-for-sale to trading during 1999. The change in unrealized gains and the corresponding movement in the provision for policyholder dividends are now shown in the income statement. Prior to this change, unrealized gains on assets backing the with-profits liabilities were included in the shareholder's equity. A corresponding liability (approximately 90% of these unrealized gains) was held on the balance sheet. All other elements of bonus accrual were an expense. As a result of this change, the Group recognized USD 1.6 billion in net realized capital gains, which was largely offset by a related USD 1.4 billion increase in policyholders' liabilities, reported as an expense under policyholder dividends and participation in profits. Improved estimates have been applied for the amortization of index-linked government bonds and for the allocation of unrealized gains between different classes of life insurance business in the United Kingdom. The effect of these changes was to increase insurance benefits by USD 106 million.

The mortality and economic estimates underlying the United Kingdom pension redress provisions were revised in 1999 following the issuance of new industry-wide guidance on redress calculations by the UK Financial Services Authority. The effect of this change was to increase future life policyholders' benefits by USD 207 million.

The net effect of all these changes after income tax expense was USD 174 million in 1999.

5. Changes in scope of consolidation

Acquisitions and disposals in 2000

There were no significant acquisitions or disposals in 2000.

Other changes in scope of consolidation in 2000

Capital Z Investments, L.P., Bermuda (CZI), a partnership in which Zurich Financial Services holds 99.5% of the limited partnership interest was classified as an investment in associate in 1999. CZI has been fully consolidated with effect from 1 January 2000. CZI makes investments in direct private equity funds, emerging markets and hedge funds (see Note 30).

Acquisitions and disposals in 1999

In October 1998, an agreement was reached with Employers Re Corporation (UK) Ltd. for the sale of the whole of the issued share capital of Eagle Star Reinsurance Company Ltd., UK together with the transfer of certain business assets. Eagle Star Re started writing business in 1993. Eagle Star Re also administered some of Eagle Star General Insurance's pre 1993 business. When Eagle Star Re was sold, the business it administered on behalf of Eagle Star General Insurance was retained by the Group. This transaction was completed on 4 March 1999 for an initial cash consideration of USD 326 million and an amount based on the change in the net asset value of Eagle Star Reinsurance Company Ltd., UK between 31 December 1997 and the date of completion.

There were no other significant acquisitions or disposals in 1999.

6. Foreign currency translation and transactions

Table 6 summarizes the principal exchange rates, which have been used for translation purposes (USD per foreign currency unit). The net gains/(losses) on foreign currency transactions included in the consolidated statement of income were USD (41) million and USD 359 million for the years ended 31 December 2000 and 1999, respectively.

Table 6
Exchange rates

	Balance sheet		Statements of income and cash flow	
	2000	1999	2000	1999
Australian dollar	0.5659	0.6542	0.5814	0.6452
Austrian schilling	0.0685	0.0731	0.0671	0.0775
Belgian franc	0.0234	0.0249	0.0229	0.0264
British pound	1.4958	1.6181	1.5148	1.6183
Canadian dollar	0.6772	0.6904	0.6737	0.6731
Dutch guilder	0.4276	0.4566	0.4188	0.4839
Euro	0.9422	1.0062	0.9229	1.0663
French franc	0.1436	0.1534	0.1407	0.1626
German mark	0.4818	0.5145	0.4719	0.5452
1000 Italian lire	0.4862	0.5192	0.4762	0.5502
100 Spanish pesetas	0.5663	0.6047	0.5546	0.6409
Swiss franc	0.6207	0.6287	0.5924	0.6663

7. Segment information

Segment information is presented in two segment formats. The primary format, as reflected in the Schedule of industry segment data, is based on the five core businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups (as described below). The secondary format is geographic.

Non-life insurance operations write substantially all lines of property and casualty business.

Life insurance operations offer a broad line of life insurance, annuity and investment-type policies to individuals and groups.

Reinsurance operations assume reinsurance and offer traditional and finite risk solutions to third-parties and Group companies on most lines of non-life insurance and life insurance business. Centre targets corporate customers and provides innovative risk-financing solutions. Zurich Capital Markets provides capital markets-based solutions tailored to corporations and financial institutions.

Farmers management services consists of the management services provided by Farmers to the Farmers P&C Group. Farmers receives a fee for its services which is based on the gross earned premiums of the Farmers P&C Group but is otherwise not directly affected by the underwriting results of the Farmers P&C Group.

Asset management operations provide diversified financial services for third-parties and Group companies, such as institutional funds management, retail mutual funds, short-term cash management and financing, and other related services.

Certain holding companies, Group Head Office and inter-region eliminations, as appropriate, are included in the "Other" column.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group accounts for inter-segment revenues and transfers as if the transactions were with third-parties at current market prices.

Table 7.1
Gross written premiums and policy fees by line of business (before inter-segment eliminations)
in USD millions

	2000	1999
Non-life Insurance		
Accident and health	1,323	1,394
Automobile	6,048	5,456
Fire and other property	3,523	3,436
General liability	3,780	3,029
Other non-life lines	2,647	2,575
Assumed reinsurance	1,578	1,322
Total	18,899	17,212
Life Insurance		
Individual life		
Single premiums	2,311	2,538
Periodic premiums	1,745	2,267
Group life		
Single premiums	1,196	1,227
Periodic premiums	1,364	1,272
Accident, health and other	244	215
Policy fees on unit-linked and other investment-type products	602	567
Total	7,462	8,086

Table 7.2
Gross written premiums and policy fees by geographic area (before inter-segment eliminations)
in USD millions

	Non-life Insurance		Life Insurance		Total	
	2000	1999	2000	1999	2000	1999
United States	8,466	6,672	1,067	983	9,533	7,655
United Kingdom	2,754	2,802	1,423	1,779	4,177	4,581
Switzerland	1,516	1,685	2,573	2,824	4,089	4,509
Europe (excluding the United Kingdom and Switzerland)	4,248	4,565	1,766	2,053	6,014	6,618
Rest of the World	2,387	2,043	647	461	3,034	2,504
Other	–472	–555	–14	–14	–486	–569
Total	18,899	17,212	7,462	8,086	26,361	25,298

Table 7.3
Revenues and assets by geographic area (before inter-segment eliminations)
in USD millions

	Revenues		Assets	
	2000	1999	2000	1999
United States	12,011	11,578	64,218	60,410
United Kingdom	5,557	8,556	79,320	84,267
Switzerland	6,669	6,600	36,523	32,452
Europe (excluding the United Kingdom and Switzerland)	7,809	8,570	35,376	36,264
Rest of the World	5,182	4,586	32,012	21,076
Other	203	158	–16,086	–8,437
Total	37,431	40,048	231,363	226,032

Table 7.4
Purchases of real estate held for own use, fixed assets and intangibles (before inter-segment eliminations)
in USD millions

	Real estate held for own use and fixed assets		Goodwill, PVP and other intangible assets	
	2000	1999	2000	1999
United States	301	304	81	18
United Kingdom	122	122	162	—
Switzerland	118	129	22	—
Europe (excluding the United Kingdom and Switzerland)	118	120	17	18
Rest of the World	63	97	110	9
Other	5	83	—	—
Total	727	855	392	45

8. Farmers management fees and other related revenue

Farmers is contractually permitted to receive a management fee of up to 20% (25% in the case of the Fire Insurance Exchange) of the gross premiums earned by the Farmers P&C Group. In order to enable the Farmers P&C Group to maintain appropriate capital and surplus while offering competitive insurance rates, Farmers has historically charged a lower management fee than the maximum allowed. The range of fees has varied by line of business over time and from year to year. During the past five years, aggregate management fees have averaged between 12% and 13% of gross premiums earned by the Farmers P&C Group. Gross premiums earned by the Farmers P&C Group were USD 11,394 million and USD 10,805 million for the years ended 31 December 2000 and 1999, respectively. These premiums gave rise to management fee revenue of USD 1,492 million and USD 1,402 million in the corresponding years. Other related revenue totaled USD 97 million in 2000 and USD 88 million in 1999. Gross premiums written by the Farmers P&C Group were USD 11,800 million and USD 11,107 million for the years ended 31 December 2000 and 1999, respectively, of which USD 1.0 billion was ceded to Farmers Re for each of the years ended 31 December 2000 and 1999.

9. Investments and investment income

Table 9.1
Net investment income
in USD millions

	2000	1999
Fixed maturities	4,300	4,403
Equity securities	616	499
Real estate	422	466
Mortgage, policyholder, collateral and other loans	533	484
Investments in associates	–54	35
Short-term investments	124	145
Cash and cash equivalents	290	154
Other	147	181
Total investment income	6,378	6,367
Investment expenses	–220	–271
Total	6,158	6,096

Table 9.2
Net realized capital gains and losses and net gains attributable to reclassified trading assets
in USD millions

	2000	1999
Net realized capital gains and losses		
Fixed maturities		
Realized capital gains	361	994
Realized capital losses	–288	–596
Equity securities		
Realized capital gains	3,395	3,576
Realized capital losses	–1,480	–638
Real estate	125	107
Mortgage, policyholder, collateral and other loans	23	69
Derivative instruments	235	–178
Write-down of impaired investments	–66	–28
Other	25	15
Total	2,330	3,321
Net gains attributable to reclassified trading assets		
Fixed maturities		
Capital gains	—	1
Capital losses	—	–20
Equity securities		
Capital gains	—	1,764
Capital losses	—	–98
Total	—	1,647

During 1999, certain assets supporting United Kingdom with-profits contracts and Australian life liabilities were reclassified from available-for-sale to trading (see Note 4).

Table 9.3
Unrealized investment gains and losses (included in shareholders' equity)
in USD millions

	Net change Total		Total at 31 December	
	2000	1999	2000	1999
Fixed maturities available-for-sale	1,416	–3,877	2,120	806
Equity securities available-for-sale	–2,032	–334	4,815	6,931
Real estate	–143	191	846	1,037
Other	41	51	42	—
Less amounts of net unrealized investment gains (losses) attributable to				
Life policyholder dividends and other policyholder liabilities	384	583	–2,111	–2,525
Life deferred acquisition costs	–44	202	–162	–109
Deferred income taxes	266	1,076	–1,457	–1,756
Minority interests	27	–1	–17	–51
Foreign currency effect	–172	–769	—	—
Total	–257	–2,878	4,076	4,333

Table 9.4
Investments in fixed maturities and equity securities
in USD millions

	Cost or Amortized cost		Gross unrealized gains		Gross Unrealized losses		Estimated fair value	
	2000	1999	2000	1999	2000	1999	2000	1999
Held-to-maturity								
Total at 31 December	711	1,116	16	10	–3	–1	724	1,125
Available-for-sale								
Fixed maturities								
Swiss federal and cantonal governments	5,377	5,251	173	254	–13	–16	5,537	5,489
United Kingdom government	6,521	6,775	693	627	–3	–31	7,211	7,371
United States government	4,873	4,904	186	19	–14	–225	5,045	4,698
Other governments	12,019	13,779	440	380	–103	–275	12,356	13,884
Corporate debt securities	25,170	24,726	916	887	–401	–630	25,685	24,983
Mortgage and asset-backed securities	13,391	12,679	310	138	–63	–318	13,638	12,499
Redeemable preferred stocks	351	214	4	7	–5	–11	350	210
Total at 31 December	67,702	68,328	2,722	2,312	–602	–1,506	69,822	69,134
Equity securities								
Common stocks	11,859	10,588	5,009	6,311	–850	–398	16,018	16,501
Unit-trusts	3,510	3,164	667	1,000	–35	–34	4,142	4,130
Non-redeemable preferred stocks	457	391	38	59	–14	–7	481	443
Total at 31 December	15,826	14,143	5,714	7,370	–899	–439	20,641	21,074
Total available-for-sale at 31 December	83,528	82,471	8,436	9,682	–1,501	–1,945	90,463	90,208

Table 9.5
Fixed maturity schedule
in USD millions

	Amortized cost Held-to-maturity	Estimated fair value Available-for-sale
Less than one year	89	3,753
One year through five years	332	18,477
Five years through ten years	94	19,906
Over ten years	196	14,048
Subtotal	711	56,184
Mortgage and asset-backed securities	—	13,638
Total at 31 December 2000	711	69,822

The amortized cost and estimated fair values of fixed maturities held-to-maturity and available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 9.6
Real estate held for investment
in USD millions

	2000	1999
Carrying value at 1 January	6,905	7,416
Additions and capital improvements	318	337
Disposals	–708	–288
Write-offs	–8	–5
Market value revaluation	–191	141
Foreign currency translation effects	–207	–696
Carrying value at 31 December	6,109	6,905

Real estate held for investment consists of investments in commercial, residential and mixed-use properties primarily located in Switzerland and the United Kingdom.

Real estate with a carrying value of USD 646 million was transferred to PSP Swiss Property AG in exchange for shares of PSP Swiss Property AG and other compensation (see Note 23).

Non-income producing assets are investments where no investment income was received for the twelve months prior to the balance sheet date. The carrying values of investments held for the production of income which were non-income producing were USD 71 million and USD 89 million of mortgage loans, USD 28 million and USD 34 million of real estate, USD 424 million and USD 1 million of other long-term investments and USD 6 million and USD nil million of fixed maturities at 31 December 2000 and 1999, respectively. The valuation allowances on non-income producing assets were USD 21 million and USD 34 million for mortgage loans and USD 2 million for each of the years on other long-term investments at 31 December 2000 and 1999, respectively.

Other information: Cash and investments with a carrying value of USD 5,025 million and USD 3,003 million were deposited with regulatory authorities at 31 December 2000 and 1999, respectively. At 31 December 2000 and 1999 respectively, fixed maturity investments with a carrying value of USD 2,043 million and USD 748 million have been sold to financial institutions under short-term gilt sale and repurchase agreements. These securities continue to be recognized as investments in the balance sheet and an obligation to repurchase them is included in liabilities in the balance sheet at that date.

10. Deferred policy acquisition costs

Amounts deferred and amortized in the same period are excluded in deferred policy acquisition costs.

Table 10
Deferred policy acquisition costs
in USD millions

	Non-life Insurance		Life Insurance		Reinsurance		Total	
	2000	1999	2000	1999	2000	1999	2000	1999
Balance at 1 January	1,072	1,126	7,736	6,322	352	338	9,160	7,786
Acquisition costs deferred	1,105	793	920	1,722	38	45	2,063	2,560
Amortization charged to income	-1,055	-848	-366	-150	-5	52	-1,426	-946
Increase (decrease) related to unrealized gains/losses on investments	—	—	-40	118	—	—	-40	118
Disposals of companies	—	—	—	—	—	-80	—	-80
Increase (decrease) due to currency translation	-38	1	-513	-276	-13	-3	-564	-278
Balance at 31 December	1,084	1,072	7,737	7,736	372	352	9,193	9,160

In 1999, a change in estimate occurred in the calculation of amortization of deferred costs for United Kingdom and Australian unit-linked life insurance business resulting in a lower amortization charge (see Note 4).

11. Real estate held for own use and fixed assets

Table 11
Real estate held for own use and fixed assets
in USD millions

	2000	1999
Land held for own use	342	395
Buildings held for own use	1,341	1,451
Furniture and fixtures	609	647
Computer and software equipment	1,974	1,728
Other fixed assets	672	541
Total cost before depreciation	4,938	4,762
Less: accumulated depreciation	–2,253	–2,109
Total at 31 December	2,685	2,653
Activity during the year		
Carrying value at 1 January	2,653	2,731
Additions and capital improvements	727	855
Disposals	–197	–250
Depreciation expense	–465	–467
Foreign currency translation effects	–33	–216
Carrying value at 31 December	2,685	2,653

The fire insurance value of the Group's own use real estate, investment real estate and fixed assets totaled USD 9,237 million and USD 10,689 million at 31 December 2000 and 1999, respectively.

12. Goodwill and other intangible assets

Table 12
Goodwill and other intangible assets
in USD millions

	Goodwill		Present value of profits of acquired insurance contracts		Other intangible assets		Attorney-in-fact relationships		Total	
	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999
Carrying value at 1 January	1,008	1,082	1,411	1,393	1,580	1,637	1,239	1,282	5,238	5,394
Additions	198	19	120	46	74	51	—	—	392	116
Eliminated on disposals	–1	–1	–18	—	–29	—	—	—	–48	–1
Amortization expense	–93	–66	–202	–12	–104	–106	–43	–43	–442	–227
Foreign currency translation effects	–18	–26	–46	–16	–2	–2	—	—	–66	–44
Carrying value at 31 December	1,094	1,008	1,265	1,411	1,519	1,580	1,196	1,239	5,074	5,238
Accumulated amortization at 31 December	271	198	1,109	928	356	253	513	470	2,249	1,849

Actual economic lives of goodwill range from 5 to 20 years. The amount of interest accrued on the unamortized PVP balance and presented net against amortization expense was USD 79 million and USD 129 million for the years ended 31 December 2000 and 1999, respectively. Interest on PVP accrued at interest rates ranging from 4% to 12%. Annual PVP amortization expense is estimated to range from USD 100 million to USD 140 million for the years 2001 to 2006, but may fluctuate outside this range based on investment performance. The asset representing the attorney-in-fact relationships is amortized on a straight-line basis over 40 years.

13. Separate account (unit-linked) assets

In certain countries separate account assets and liabilities do not necessarily equal. The year-on-year movement in this difference is reflected in the income statement and as an adjustment to cash flows from operating activities.

Table 13
Separate account (unit-linked) assets
in USD millions

	2000	1999
Fixed maturities	6,378	6,049
Equity securities	43,989	45,915
Real estate	2,609	2,533
Mortgage loans	1	2
Collateral and other loans	10	6
Short-term investments	788	654
Other investments	668	1,146
Cash and cash equivalents	1,348	489
Total at 31 December	55,791	56,794

14. Reserves for losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Table 14.1
Reserves for losses and loss adjustment expenses
in USD millions

	2000	1999
At 1 January		
Gross reserves for losses and loss adjustment expenses	37,904	40,562
Reinsurance recoverable	–7,161	–6,734
Net reserves for losses and loss adjustment expenses	30,743	33,828
Losses and loss adjustment expenses incurred		
Current year	12,958	12,845
Prior years	375	–13
Total	13,333	12,832
Losses and loss adjustment expenses paid		
Current year	–5,264	–5,265
Prior years	–9,972	–8,208
Total	–15,236	–13,473
Reclassification to future life policyholders' benefits	–447	—
Acquisitions and disposal of companies	—	–789
Foreign currency translation effects	–1,325	–1,655
At 31 December		
Net reserves for losses and loss adjustment expenses	27,068	30,743
Reinsurance recoverable	8,668	7,161
Gross reserves for losses and loss adjustment expenses	35,736	37,904

Where applicable, reserves have been discounted using average interest rates of 3.6% for 2000 and 3.8% for 1999, which has reduced reserves by USD 330 million and USD 314 million at 31 December 2000 and 1999, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured

settlements totaling USD 208 million and USD 813 million at 31 December 2000 and 1999, respectively, have been deducted from reserves for losses and loss adjustment expenses.

Management has considered environmental and latent injury claims and claims expenses in establishing the reserves for losses and loss adjustment expenses. The Group continues to be advised of claims asserting injuries from toxic waste, hazardous materials and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites relating to policies written in prior years and indemnity claims asserting injuries from asbestos. Coverage and claim settlement issues, such as determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than the remainder of the Group's book of business. Such claims cannot be estimated with traditional reserving techniques and, accordingly, the uncertainty with respect to the ultimate cost of these types of claims has been greater than the uncertainty relating to standard lines of business. The uncertainties arise out of changes or potential changes in various laws or the interpretation of laws. While the Group believes that it has made adequate provision for these claims, it is possible that future adverse development could have a material effect on the Group's results of operations, cash flows and financial position. At 31 December 2000 and 1999, the net reserve amounts related to these claims included above were USD 2,121 million and USD 2,955 million, respectively.

Reserves in respect of benefits payable under certain life insurance contracts have been reclassified to future life policyholders' benefits.

Table 14.2
Reserves for losses and loss adjustment expenses for asbestos and environmental claims
in USD millions

	2000		1999	
	Gross	Net	Gross	Net
Asbestos				
At 1 January	2,040	1,531	2,233	1,675
Losses and loss adjustment expenses incurred	29	4	–93	–78
Losses and loss adjustment expenses paid	–84	–20	–99	–66
Commutations and settlements	–62	–179	—	—
Foreign currency translation effects	–54	–53	–1	—
At 31 December	1,869	1,283	2,040	1,531
Environmental				
At 1 January	1,793	1,424	1,915	1,498
Losses and loss adjustment expenses incurred	–38	–65	—	13
Losses and loss adjustment expenses paid	–124	–95	–121	–86
Commutations and settlements	–155	–423	—	—
Foreign currency translation effects	–3	–3	–1	–1
At 31 December	1,473	838	1,793	1,424
Combined				
At 1 January	3,833	2,955	4,148	3,173
Losses and loss adjustment expenses incurred	–9	–61	–93	–65
Losses and loss adjustment expenses paid	–208	–115	–220	–152
Commutations and settlements	–217	–602	—	—
Foreign currency translation effects	–57	–56	–2	–1
At 31 December	3,342	2,121	3,833	2,955

15. Future life policyholders' benefits and policyholders' contract deposits and other funds

Long-duration contract liabilities included in future life policyholders' benefits result primarily from traditional participating and non-participating life insurance products. Short-duration contract liabilities are

primarily accident and health insurance products. The liability for future life policyholder benefits has been established based upon the following:

— Interest rates which vary by territory, year of issuance and product.

— Mortality rates based on published mortality tables adjusted for actual experience by geographic area and modified to allow for variations in policy form.

— Surrender rates based upon actual experience by geographic area and modified to allow for variations in policy form.

The amount of policyholder dividends to be paid is determined annually by each Group life insurance company. Policyholder dividends include life policyholders' share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments, relating to future policyholders' benefits and policyholders' contract deposits, vary according to the type of contract and the territory. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Table 15
Future life policyholders' benefits and policyholders' contract deposits and other funds
in USD millions

	2000	1999
Future life policyholders' benefits		
Long-duration contracts	46,081	44,984
Short-duration contracts	469	596
Total at 31 December	46,550	45,580
Policyholders' contract deposits and other funds		
Annuities	1,260	654
Universal life and other investment contracts	11,687	11,303
Policyholder dividends	5,569	5,971
Total at 31 December	18,516	17,928

16. Reinsurance

Ceded reinsurance arrangements do not relieve the Group from its direct obligations to its insureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Group holds substantial collateral as security under related reinsurance agreements in the form of deposits, securities and/or letters of credit.

A provision has been recorded for estimated unrecoverable reinsurance. No single reinsurer is a material reinsurer to the Group, nor is the Group's business substantially dependent upon any reinsurance contract.

The life insurance operations limit exposure to loss on any single life. Retention limits vary by territory and product line. Approximately 6.7% and 4.6% of gross written premium and policy fees were ceded at 31 December 2000 and 1999, respectively.

Table 16.1
Underwriting reserves and reinsurance assets
in USD millions

	Gross		Reinsurance assets		Net of reinsurance	
	2000	1999	2000	1999	2000	1999
Reserves for losses and loss adjustment expenses	35,736	37,904	8,668	7,161	27,068	30,743
Reserves for unearned premiums	8,666	8,128	1,183	1,026	7,483	7,102
Future life policyholders' benefits	46,550	45,580	956	952	45,594	44,628
Policyholders' contract deposits and other funds	18,516	17,928	308	319	18,208	17,609
Total underwriting reserves at 31 December	109,468	109,540	11,115	9,458	98,353	100,082
Premiums and insurance balances receivable, net			1,234	943		
Funds held for the benefit of reinsurers			2,556	2,279		
Total reinsurance assets at 31 December			14,905	12,680		

Table 16.2
Net earned premiums and policy fees
in USD millions

	Non-life Insurance		Life Insurance		Reinsurance		Inter-segment elimination		Total	
	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999
Direct premiums and policy fees	16,362	15,895	7,368	8,004	390	369	331	232	24,451	24,500
Assumed premiums	1,578	1,363	75	49	4,394	3,587	-1,035	-812	5,012	4,187
Ceded premiums	-4,277	-3,576	-498	-371	-805	-650	877	746	-4,703	-3,851
Total	13,663	13,682	6,945	7,682	3,979	3,306	173	166	24,760	24,836

Table 16.3
Benefits, losses and expenses
in USD millions

	Non-life Insurance 2000	Non-life Insurance 1999	Life Insurance 2000	Life Insurance 1999	Reinsurance 2000	Reinsurance 1999	Inter-segment elimination 2000	Inter-segment elimination 1999	Total 2000	Total 1999
Non-life losses and loss adjustment expenses										
Direct	13,039	12,639	73	79	411	571	—	—	13,523	13,289
Assumed	580	956	48	1	3,723	2,692	–936	–198	3,415	3,451
Ceded	–3,363	–3,524	–6	–9	–1,038	–500	802	125	–3,605	–3,908
Total	10,256	10,071	115	71	3,096	2,763	–134	–73	13,333	12,832
Death and other life insurance benefits										
Direct	104	104	5,144	5,121	51	42	—	—	5,299	5,267
Assumed	1	1	39	38	262	300	–17	–19	285	320
Ceded	–12	–128	–322	–279	–29	200	161	109	–202	–98
Total	93	–23	4,861	4,880	284	542	144	90	5,382	5,489
Increase in future life policyholders' benefits										
Direct	2	4	1,608	3,280	–18	6	—	—	1,592	3,290
Assumed	—	—	7	–20	–20	–91	–4	–9	–17	–120
Ceded	—	—	–98	–37	2	2	—	–4	–96	–39
Total	2	4	1,517	3,223	–36	–83	–4	–13	1,479	3,131
Underwriting and policy acquisition costs										
Direct	2,738	2,819	1,055	4	73	104	—	—	3,866	2,927
Assumed	443	418	11	—	883	730	–172	–116	1,165	1,032
Ceded	–790	–722	–72	–89	–193	–198	172	116	–883	–893
Total	2,391	2,515	994	–85	763	636	—	—	4,148	3,066

17. Debt

Table 17.1
in USD millions

	2000	1999
(a) Debt related to banking and capital markets activities		
Zurich Capital Markets	3,158	1,212
Dunbar Bank p.l.c.	425	437
Total at 31 December	3,583	1,649
(b) Senior debt		
Zurich Finance (USA), Inc. (EMTN issues)	978	978
Zurich International (Bermuda) Ltd.	310	314
Zurich Reinsurance Centre Holdings Inc.	197	197
Centre Group Holdings Ltd.	—	100
Kemper Corp.	230	230
Zurich Holding Company of America (loans payable)	100	100
Zurich Insurance Company	1,191	201
Zurich Financial Services (UKISA) Limited	297	291
INZIC AG	531	151
Other	512	250
Total at 31 December	4,346	2,812
(c) Subordinated debt		
Capital Securities (Zurich Holding Company of America)	1,031	1,031
Convertible Bond (Zurich Insurance (Jersey) Ltd.)	—	59
QUIPS (Farmers Group, Inc.)	500	500
Total at 31 December	1,531	1,590
Total debt at 31 December	9,460	6,051

(a) Debt related to banking and capital markets activities

Zurich Capital Markets through Zurich Capital Markets Company (Ireland) and ZCM Matched Funding Corp. (USA) (together ZCM), both wholly owned subsidiaries of the Group, issued notes and loans of USD 2.0 billion and USD 878 million during 2000 and 1999, respectively. Borrowings include both fixed and variable interest rates, more than half of which mature after 2002. Net proceeds of these issues were used to finance the assets acquired by ZCM in the course of its normal business operations. USD 1.5 billion of the total increase of USD 2.0 billion mentioned above relates to two asset backed notes of USD 900 million and USD 600 million.

In December 1999, ZCM Matched Funding Corp. increased its US Commercial Paper Program from USD 700 million to USD 1.4 billion. At 31 December 2000 and 1999, a total of USD 1.1 billion and USD 541 million, respectively, were outstanding under this program. The program allows the issuance of notes with a minimum denomination of USD 250,000 and with maturities not exceeding 366 days. ZCM has a USD 1.25 billion syndicated credit facility in place to back the Commercial Paper Program. At 31 December 2000, no borrowings were outstanding under this facility.

Dunbar Bank p.l.c., a wholly owned banking subsidiary of Allied Dunbar Assurance p.l.c., had total outstanding borrowings of GBP 284 million and GBP 270 million at 31 December 2000 and 1999, respectively. These short-term borrowings were drawn under various committed credit facilities totaling GBP 355 million and GBP 340 million at 31 December 2000 and 1999, respectively. Net proceeds of these funds were used to finance Dunbar Bank's lending activities.

(b) Senior debt

On 29 May 1998, the Group set up a USD 2 billion Euro Medium Term Note Program (EMTN Program) to allow for the issuance of notes on the Euromarket, denominated in any currency. The notes, which may be issued by a number of special financing entities, may be listed on different Stock Exchanges. Since last year's update of the Program on 16 June 2000, Zurich Finance (Bermuda) Ltd., Zurich Finance (Luxembourg) S.A., Zurich Finance (USA), Inc., Zurich Capital Markets Company and Zurich Insurance Company may from time to time issue notes of up to a total amount of USD 4 billion equivalent. Notes to be issued by Zurich Finance (Bermuda) Ltd. and Zurich Finance (USA), Inc. are unconditionally and irrevocably guaranteed by Zurich Insurance Company, whereas Zurich Finance (Luxembourg) S.A. benefits from a Keep Well Agreement.

Under the EMTN-Program Zurich Finance (USA), Inc., a wholly owned subsidiary of Zurich Holding Company of America, made the following straight bond issues with annual coupon payments on the Euromarket in 1998: 6% USD 300 million maturing on 2 July 2003, 3.5% CHF 300 million maturing on 22 July 2008 and 4.75% USD 150 million maturing on 30 October 2003. The CHF 300 million issue was swapped into USD at a fixed rate of 6.065% and for a notional amount of approximately USD 199.8 million with equal maturity and coupon payment dates. The unamortized premium of the bond was USD 4.6 million as of year-end 2000. On 22 June 1999, Zurich Finance (USA), Inc. issued CHF 500 million 2.75% maturing 27 July 2006. The issue was swapped into USD and shows an unamortized premium of USD 6.8 million as of year-end 2000. Net proceeds from all issues were primarily used to re-finance existing debt in the United States.

Zurich International (Bermuda) Ltd., a wholly owned subsidiary of the Group, issued CHF 500 million debt obligations with warrants attached in 1994. On 15 November 1996, the exercise period for the warrants expired and all of the warrants have been exercised. The obligations, which have matured and been paid back to the investors on 1 March 2001, carried an interest coupon of 2%.

Zurich Reinsurance Centre Holdings Inc. (ZRCH) issued USD 200 million of non-convertible, unsecured, unsubordinated Senior Notes during 1993. The Senior Notes mature on 15 October 2023 and bear interest at the rate of 7.125%, payable semi-annually.

The USD 100 million of notes issued by Centre Group Holdings in 1987 matured at the end of April 2000 and have been refinanced internally.

The long-term debt of Kemper Corporation, excluding unamortized premium, consists primarily of USD 200 million 6.875% notes due 2003 and USD 26 million of medium-term notes.

Zurich Holding Company of America has a USD 100 million fixed rate bank term loan outstanding to mature in January 2003.

At year-end 2000 Zurich Insurance Company had a number of unsecured short-term loans and notes outstanding totaling around USD 1.2 billion, most of which matured in January 2001. Over USD 1 billion of this amount has subsequently been refinanced with proceeds received via Zurich Group Holding from a hybrid equity private placement transaction (Zurich RegCaPS^{SM} Funding Trusts I-VI) under rule 144A in the USA at the beginning of February 2001 (see Note 32).

Borrowings of Zurich Financial Services (UKISA) Limited mainly consisted of short-term bank borrowings of GBP 194 million and GBP 180 million as of 31 December 2000 and 1999, respectively.

INZIC AG, incorporated in November 1999 to purchase an investment in Bâloise-Holding, is 100% owned by Zurich Insurance Company since 26 October 2000. At 31 December 2000, INZIC AG had three short-term secured, non-recourse bank loans outstanding totaling CHF 855 million, compared to two similar loans outstanding as at the end of 1999 totaling CHF 240 million.

At 31 December 2000, the item "Other" includes short-term debt and mandatorily redeemable preferred stock issued by Centre Solutions (Bermuda) Ltd. and Centre Reinsurance International Company.

*(c) **Subordinated debt***

On 30 May 1997, Zurich Capital Trust I, a consolidated wholly owned Delaware statutory business trust (the Trust), received USD 1,031 million from the issuance of 8.376% Capital Securities. The Trust invested the proceeds in 8.376% Junior Subordinated Deferrable Interest Debentures, Series A (Series A Subordinated Debentures), due in 2037, issued by a wholly owned subsidiary of the Group, ZHCA. The Series A Subordinated Debentures are the sole asset of the Trust.

The proceeds were used by ZHCA mainly to finance the acquisition of the former Scudder. The Capital Securities mature in 2037 and are subject to mandatory redemption upon repayment of the Series A Subordinated Debentures. The Group has the option at any time on or after 1 June 2007 to redeem, in whole or in part, the Series A Subordinated Debentures. Zurich Insurance Company has unconditionally guaranteed all distributions to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions. Zurich Insurance Company has the right to defer such interest payments for up to 10 years. If Zurich Insurance Company defers any interest payments, ZHCA may not, among other things, pay or declare any dividends on its capital stock.

On 15 April 1996, Zurich Insurance (Jersey) Limited (ZIJL), a wholly owned subsidiary of the Group, issued USD 731,610,000 of 1% convertible bonds due in 2003. On 7 November 2000, ZIJL exercised its right to early redeem the bonds at their amortized principal amount. Subsequently, all bondholders presented their bonds for conversion into 133,034 Zurich Financial Services shares, in conformity with the respective terms and conditions. Earlier in 2000, another 10,972 shares were issued upon several conversions.

On 22 September 1995, Farmers Group Capital (the Subsidiary Trust I), a consolidated wholly-owned subsidiary of Farmers, issued USD 410 million of 8.45%, USD 25 par value, Series A Cumulative Quarterly Income Preferred Securities (the Series A QUIPS).

On 17 October 1995, Farmers Group Capital II (the Subsidiary Trust II and, together with the subsidiary Trust I, the Subsidiary Trusts), a consolidated wholly-owned subsidiary of Farmers, issued USD 90 million of 8.25%, USD 25 par value, Cumulative Quarterly Income Preferred Securities (the Series B QUIPS and together with the Series A QUIPS, the QUIPS).

For both issues, in connection with the Subsidiary Trusts' issuance of the QUIPS and the related purchase by Farmers of all of the Subsidiary Trusts' Common Securities, Farmers issued to Farmers Group Capital and Farmers Group Capital II, respectively, USD 422,680,399 principal amount of its 8.45% Junior Subordinated Debentures, Series A due on 31 December 2025, and USD 92,783,505 principal amount of its 8.25% Junior Subordinated Debentures, Series B due on 31 December 2025 (the Junior Subordinated Debentures). The sole assets of Farmers Group Capital and Farmers Group Capital II are the Junior Subordinated Debentures. In addition, these arrangements are governed by various agreements between Farmers and the Subsidiary Trusts (the Guarantee Agreements, the Trust Agreements, the Expense Agreements, the Indentures and the Junior Subordinated Debentures), which considered together constitute a full and unconditional guarantee by Farmers of the Subsidiary Trusts' obligations under the QUIPS.

Under certain circumstances, the Junior Subordinated Debentures may be distributed to holders of the QUIPS and holders of the Common Securities in liquidation of the Subsidiary Trusts. The QUIPS are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures at maturity, or upon their earlier redemption, at a redemption price of USD 25 per QUIPS, plus accrued and unpaid distributions

thereon to the date fixed for redemption. As of 27 September 2000, Farmer had the option to redeem, in whole or part, the Junior Subordinated Debentures (both for the Series A QUIPS and the Series B QUIPS).

For the Series A QUIPS, at 31 December 2000, a total of 16,400,000 shares of QUIPS were outstanding. The market value of these securities was USD 407,950,000 and USD 369,000,000 for 2000 and 1999, respectively. For the Series B QUIPS, at 31 December 2000, a total of 3,600,000 shares of QUIPS were outstanding. The market value of these securities was USD 89,100,000 and USD 79,668,000 for 2000 and 1999, respectively.

Table 17.2
Maturity schedule of outstanding debt
in USD millions

	2000
2001	4,449
2002	1,162
2003	1,031
2004	133
2005	207
2006 and thereafter	2,478
Total at 31 December	9,460

Table 17.3
Interest expense on debt
in USD millions

	2000	1999
Debt related to banking and capital markets activities	214	60
Senior debt	251	191
Subordinated debt	131	138
Total	596	389

(d) Loan facilities

At 31 December 2000, the Group had three major credit facilities, one held by Zurich Group Holding (formerly Zurich Financial Services) together with Zurich Insurance Company, the others held by Farmers and Eagle Star Holdings Ltd.

On 28 May 1999, Zurich Insurance Company's USD 1 billion 364-day loan facility was replaced by a newly syndicated USD 1.5 billion 5-year revolving credit facility. Zurich Group Holding (formerly Zurich Financial Services) and Zurich Insurance Company are each guaranteeing drawings of up to USD 750 million under the facility for themselves and for a number of defined subsidiary borrowers. At 31 December 2000, there were no outstanding borrowings under this facility.

In April 1996, Farmers finalized a USD 500 million revolving credit agreement with certain financial institutions, which will expire on 1 July 2002. At 31 December 2000, Farmers did not have any outstanding borrowings under this credit agreement.

In 1997, Eagle Star Holdings Ltd. negotiated a GBP 400 million revolving credit facility maturing on 18 August 2004. At 31 December 2000, none of this facility was utilized.

Several of the debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Group was in compliance with all debt covenants at 31 December 2000.

18. Minority interests

Third-party equity interests and preference shares and similar instruments issued by consolidated subsidiaries of the Group are included in minority interests.

On 16 December 1999, Zurich Financial Services (Jersey) Limited, a wholly-owned subsidiary of Zurich Financial Services, issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities, which are rated Aa2 and A+ by

Moody's and Standard & Poor's, respectively, benefit from a subordinated support agreement of Zurich Financial Services and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing intercompany debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

In the context of providing structured financial solutions to its customers, Zurich Capital Markets has from time to time established subsidiary vehicles in which the third-party client also takes an equity interest, normally in the form of preference shares or equity-linked notes. In 2000, Zurich Capital Markets issued USD 350 million in such vehicles. Zurich Capital Markets Inc. also issued USD 1 billion of money market preferred stock in 2000. These interests and related shares of profits are included in minority interests above. The continued expansion of these transactions by Zurich Capital Markets is a significant factor in the large increase from 1999.

19. Income taxes

Table 19.1
Income tax expense (benefit)
in USD millions

	2000	1999
United States		
Current	540	739
Deferred	–104	–39
Total	436	700
United Kingdom		
Current	425	232
Deferred	–365	754
Total	60	986
Switzerland		
Current	45	112
Deferred	43	5
Total	88	117
Other		
Current	300	–72
Deferred	–145	129
Total	155	57
Total		
Current	1,310	1,011
Deferred	–571	849
Total income tax expense	739	1,860

The tax attributable to United Kingdom life insurance policyholder earnings is included in income tax expense. Tax expense (benefit) attributable to policyholder earnings was USD (167) million and USD 563 million in 2000 and 1999, respectively. In addition, deferred tax on policyholders' separate account unrealized investment gains is included as income tax expense and an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue. Income tax expense is shown before reduction for the element attributable to policyholders.

Table 19.2
Expected and actual income tax expense
in USD millions

	2000	1999
Expected income tax expense	977	1,621
Increase/(reduction) in taxes resulting from:		
Non-taxable income	–47	–28
Non-deductible expenses	26	12
State, local and similar taxes	49	73
Effect of tax losses	–125	76
Additional tax expense attributable to policyholder earnings	–117	88
Other	–24	18
Actual income tax expense	739	1,860

Table 19.2 illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

The "expected" weighted average tax rate for the Group was 30.8% and 31.3% in 2000 and 1999, respectively. These rates were derived by obtaining a weighted average of the expected statutory income tax in relation to the operating income generated in the various territories in which the Group operates.

In 2000, the deferred tax assets and liabilities are presented gross on the balance sheet as "Deferred income tax assets" and "Deferred income tax liabilities". The 1999 presentation has been adjusted to conform to the 2000 presentation. There is no impact on the 2000 or 1999 statement of income or retained earnings.

Table 19.3
Deferred income taxes
in USD millions

	2000	1999
Deferred income tax assets		
Loss reserves discount	607	608
Unearned premium reserves deduction	253	219
Accruals not currently deductible	272	170
Deferred policy acquisition costs	586	467
Unrealized depreciation of investments	334	285
Unrealized losses in investments in real estate	18	123
Depreciable and other amortizable assets	333	855
Present value of profits of acquired insurance contracts (PVP)	136	149
Deferred front-end fees	406	369
Life policy reserves	542	330
Separate account assets	18	71
Loss carry forwards	576	364
Other	1,063	1,573
Total deferred income tax assets	5,144	5,583
Deferred tax assets not recognized	–233	–166
Net deferred income tax assets	4,911	5,417
Deferred income tax liabilities		
Loss reserves discount	491	794
Unearned premium reserves deduction	35	20
Accruals not currently deductible	66	38
Deferred policy acquisition costs	2,395	2,254
Unrealized appreciation of investments	1,819	1,715
Unrealized gains in investments in real estate	418	546
Depreciable and other amortizable assets	717	832
Present value of profits of acquired insurance contracts (PVP)	307	280
Attorney-in-fact relationships	451	467
Life policy reserves	164	126
Separate account liabilities	552	935
Other	724	1,685
Total deferred income tax liabilities	8,139	9,692
Net deferred income tax assets	–4,911	–5,417
Net deferred income tax liabilities at 31 December	3,228	4,275

The current income tax payable included in other liabilities on the balance sheet at 31 December 2000 and 1999 was USD 736 million and USD 584 million, respectively.

At 31 December 2000, the Group had income tax loss carryforwards of USD 1,175 million available (subject to various statutory restrictions) for use in future tax returns, the majority of which expire after five years.

20. Employee benefits

The Group had 72,930 and 71,390 employees at 31 December 2000 and 1999, respectively. Personnel costs incurred for 2000 and 1999 were USD 4,216 million and USD 4,063 million, respectively. The 1999 figures have been restated to retroactively reflect the inclusion of temporary employees directly hired by the Group.

The Group operates a number of active retirement benefit arrangements for pensions. The majority of employees belong to defined benefit schemes, most of which are funded externally. Other employees participate in defined contribution schemes providing benefits equal solely to contributions paid plus investment returns.

The Group also operates post-retirement plans, which provide employees with certain post-retirement benefits other than pensions; the major plans are in the United States.

The net periodic expenses for defined benefit pension plans, defined contribution pension plans and other post-retirement plans are allocated to the appropriate lines of expenses by function.

The Group adopted IAS 19 (revised 1998), "Employee Benefits" as of 1 January 1999 (see Note 2).

*(a) **Defined benefit pension plans***

Employees of the Group's operating companies are covered under various pension plans. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees' years of credited service and average compensation in the years preceeding retirement. Annual funding requirements are determined based on actuarial cost methods.

Prior to the adoption of IAS 19 (revised 1998), the transition obligation or asset for some subsidiaries was determined as of 1 January 1995, the date of IAS adoption, due to the unavailability of prior actuarial data. A portion of the transition obligation or asset was then allocated to equity as if this IAS standard had been adopted as of its original effective date. The transition obligation or asset is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

Table 20.1
Weighted average assumptions used in determining the actuarial liabilities as of 31 December
in USD millions

	2000	1999
Discount rate	5.5%	5.8%
Expected long-term rate of return on assets	7.2%	7.2%
Future salary increases	3.7%	3.7%
Future pension increases	2.3%	1.9%

Table 20.2
Status of defined benefit pension plans
in USD millions

	2000	1999
Fair value of plan assets	6,460	6,771
Present value of obligations	–6,040	–5,586
Plan assets in excess of obligations	420	1,185
Unrecognized net actuarial gains	–434	-1,337
Unrecognized prior service cost	3	—
Accrued pension liability at 31 December	-11	-152

Table 20.3
Components of net periodic pension benefit/(expense)
in USD millions

	2000	1999
Current service cost	–214	–250
Interest cost	–308	-301
Expected return on plan assets	464	433
Net actuarial gains recognized in year	130	9
Past service cost	–46	—
Losses on curtailment or settlement	–12	—
Net periodic pension benefit/(expense)	14	–109

The actual return on plan assets for the years ended 31 December 2000 and 1999 was USD 86 million and USD 928 million, respectively.

Table 20.4
Accrued pension liability
in USD millions

	2000	1999
Balance at 1 January	–152	–453
Effect of adopting IAS 19 (revised 1998)	—	197
Current year expense	14	–109
Contributions paid	130	131
Foreign currency translation effects	–3	82
Balance at 31 December	–11	–152

(b) Defined contribution pension plans

Certain of the Group's operating companies sponsor various defined contribution plans. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. The plans provide for voluntary contributions by employees and contributions by employer (matching or otherwise) which typically range from 0% to 15% of annual salaries, depending on the employees' years of service. The Group's contributions under these plans amounted to USD 49 million and USD 62 million in 2000 and 1999, respectively.

(c) Other post-retirement benefits

Certain of the Group's operating companies provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based on completing a specified period of eligible service and reaching a specified age. The programs pay a stated percentage of medical expenses reduced by deductibles and other coverage. The cost of post-retirement benefits is accrued during the employees' service period. The method of accounting and the frequency of valuations are similar to those for defined benefit pension plans.

Table 20.5
Weighted average assumptions used in determining the actuarial liabilities as of 31 December

	2000	1999
Discount rate	7.9%	7.8%
Expected long-term rate of return on assets	7.0%	5.0%
Future salary increases	4.6%	5.3%
Increase in long-term health cost	5.8%	5.9%

Table 20.6
Status of other post-retirement benefits
in USD millions

	2000	1999
Fair value of plan assets	30	23
Present value of obligations	–180	–151
Unrecognized net actuarial losses/(gains)	18	–6
Unrecognized prior service cost	–7	–2
Accrued other post-retirement liabilities at 31 December	–139	–136

Table 20.7
Components of net periodic post-retirement expense
in USD millions

	2000	1999
Current service cost	–4	–4
Interest cost	–11	–9
Expected return on plan assets	1	1
Net actuarial losses recognized in year	—	–1
Past service cost	1	—
Net periodic post-retirement expense	–13	–13

The actual return on plan assets was USD 1 million for each of the years ended 31 December 2000 and 1999.

Table 20.8
Accrued other post-retirement liability
in USD millions

	2000	1999
Balance at 1 January	–136	–138
Effect of adopting IAS 19 (revised 1998)	—	10
Current year expense	–13	–13
Contributions paid	10	5
Balance at 31 December	–139	–136

21. Share compensation and incentive plans

The Group has adopted various incentive and share based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to the performance of the Group and encourage employee share ownership. Share based compensation plans include all plans under which shares, options to purchase shares or cash based on the performance of the underlying shares are awarded.

Prior to the unification (see Note 1), these plans were based on Allied Zurich and/or Zurich Allied shares. As part of the unification Allied Zurich and Zurich Allied shares were replaced by Zurich Financial Services shares. All share compensation plans have been amended accordingly and the following disclosures have been adjusted to reflect the plans as if they had always been based on Zurich Financial Services shares.

There was no financial impact on share compensation and incentive plans from the adoption of IAS 19 (revised 1998) in 1999.

(a) Cash based incentive plans

Various businesses throughout the Group operate short-term incentive programs for executives, management and in some cases also for employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense realized in 2000 and 1999 in connection with these plans was USD 370 million and USD 264 million, respectively.

(b) Share based plans for employees

The Group wishes to encourage employees to own shares and has set up a framework based on the implementation of either share options and/or performance share programs. The plans are tailored to meet local market requirements.

Share option plans for UK employees

The UK Sharesave Scheme commenced in March 1999 and is open to employees in the United Kingdom. On joining the scheme, participants enter into a savings contract with a bank for the accumulation of contributions of between GBP 5 and GBP 250 per month for a period of three or five years. An interest bonus is credited at the end of the savings period. The accumulated funds grant the participants options to acquire Zurich Financial Services shares at a pre-determined price, which is not less than 80% of the market

price prior to grant. Options under the scheme can normally be exercised for a period of six months after the end of the savings period. Early exercise, limited to the value of shares that can be acquired with accrued savings, is permitted in certain circumstances.

Table 21.1
Option grant overview—UK Sharesave Scheme

	Shares under Option	
	2000	1999
Exercise price: GBP 296.55[1]		
Balance at 1 January	230,483	—
Granted[2]	12,856	247,061
Exercised	–3,345	–252
Forfeited	–47,877	–16,326
Balance at 31 December	192,117	230,483

(1) All options granted under the scheme have a single exercise price.

(2) Options granted in 2000 represent options granted to optionholders at unification due to fractional entitlements after the conversion.

In addition, a grant of four Zurich Financial Services share options was made to each eligible employee in the United Kingdom in October 1998. The plan was implemented to assist the transition from the previously existing plans to the new share based compensation arrangements. The exercise period under this plan is limited to a period of six months after the third anniversary of the date of grant (the vesting date). Early exercise in full is permitted in certain circumstances.

Table 21.2
Option grant overview—UK Transition Plan

	Shares under Option	
	2000	1999
Exercise price: GBP 268.30[1]		
Balance at 1 January	51,444	55,684
Exercised	–854	–760
Forfeited	–8,827	–3,480
Balance at 31 December	41,763	51,444

(1) All options granted under the plan have a single exercise price.

Share options under the Allied Dunbar Share Option Scheme were granted in January 2000 to selected Managers and Franchisees in the United Kingdom. Vesting is over a five year period with an exercise period of six months after vesting occurs. Participants have the right to acquire Zurich Financial Services shares at the exercise price determined at the day of grant.

Table 21.3
Option grant overview—Allied Dunbar Share Option Scheme

	Shares under Option	
	2000	1999
Exercise price: GBP 256.71[1]		
Balance at 1 January	—	—
Granted	449,065	—
Forfeited	–30,190	—
Balance at 31 December	418,875	—

(1) All options granted under the scheme have a single exercise price.

Employee performance share plans—United Kingdom, Ireland and Switzerland

Under these plans in the United Kingdom and Ireland, the participating Business Units determine each year the level of award, if any, of Zurich Financial Services shares to the participants. The distribution depends on organizational performance achievements and is generally stated as a percentage of the annual remuneration. The shares are normally restricted for 2-3 years and then released to the employees.

In Switzerland, substantially all employees participate in a performance share plan, which provides cash and/or sales-restricted awards of Zurich Financial Services shares in connection with specific performance achievements. Any share entitlements accrued under the old share program until 31 December 1997 will continue to be released annually on the normal release dates.

Table 21.4
Shares awarded under employee share plans during the year

	Shares awarded	
	2000	1999
Number of Zurich Financial Services shares	56,052	51,248

*(c) **Share based plans for executives***

The Group operates long-term incentive plans for senior management. Predominantly the plans comprise option grants under a Global Share Option Plan and/or participation in Long Term Performance Share Plans.

Share option plans

Under the Global Share Option Plan, executives are awarded options annually to purchase shares in Zurich Financial Services, the number of options being determined such that their economic value is a percentage of the annual salary as of 1 January in the year of grant. The exercise price of the shares is set at 110% of the average market value of the Zurich Financial Services shares during the month prior to the grant date. The first grant date under the plan was 1 February 1999. The exercise period is limited to the 4 years following the third anniversary of the date of grant (the vesting date).

Table 21.5
Option grant overview—Global Share Option Plan

	Shares under Option	
	2000	1999
Exercise price in 2000[(1)]: GBP 303.07 and CHF 901.20		
Exercise price in 1999[(1)]: GBP 443.88 and CHF 1,157.10		
Balance at 1 January	58,137	—
Granted[(2)]	88,012	60,722
Forfeited[(3)]	–5,220	–2,585
Balance at 31 December[(4)]	140,929	58,137

(1) For former Allied Zurich shares under option and former Zurich Allied shares under option, respectively.

(2) The amounts include 36,384 and 25,190 former Allied Zurich shares under option and 51,628 and 35,532 former Zurich Allied shares under option for the years 2000 and 1999, respectively.

(3) The amounts include 2,164 and 1,072 former Allied Zurich shares under option and 3,056 and 1,513 former Zurich Allied shares under option for the years 2000 and 1999, respectively.

(4) The amounts include 58,338 and 24,118 former Allied Zurich shares under option and 82,591 and 34,019 former Zurich Allied shares under option for the years 2000 and 1999, respectively.

In addition, certain officers and other key employees of Zurich Scudder Investments Inc. participate in a one-time warrant arrangement with the option to acquire up to an aggregate of 770,000 Zurich Financial Services shares. The warrants were granted on 31 December 1997 with 15% of the warrants vesting on each of the first four anniversaries and the remaining 40% vesting on the fifth anniversary of the grant date. Warrants generally expire on 31 January 2003.

Table 21.6
Warrant grant overview—Zurich Scudder Investments Warrant Agreement

	Shares under Warrant	
	2000	1999
Exercise price: CHF 678.80[1]		
Balance at 1 January	699,071	770,000
Exercised	–95,203	–70,929
Balance at 31 December	603,868	699,071

(1) All warrants granted under the plan have a single exercise price.

Long-term performance share plans

In 2000, the Group continued to operate long-term incentive plans established at the Group and the Business Unit levels. Each principal plan has a three-year performance cycle with a new cycle beginning each year. Specific performance parameters are established for each line of business and include, for example, return on equity, insurance operating return or embedded value objectives. The number of shares awarded at the end of the performance period is determined in relation to the annual salary at the beginning of the performance period. For plans beginning prior to 1999, awards are made in a combination of cash and sales-restricted/deferred shares of Zurich Financial Services. Awards under the long-term performance share plans from year 1999 were made fully in shares of Zurich Financial Services, of which 50% were sales-restricted/deferred for a further period of three years. A small number of long-term plans in the Group deliver deferred cash awards based on the performance of the underlying shares.

Table 21.7
Shares awarded under long-term performance share plans during the year

	Shares awarded	
	2000	1999
Number of Zurich Financial Services shares	32,427	22,948

In relation to the above share compensation plans, the Group has set aside a number of Zurich Financial Services shares to meet the future obligations under these plans. The fair values of these shares are outlined in Table 21.8.

Table 21.8
Fair value of shares held by the Group to meet share based compensation obligations in USD millions

	2000	1999
Balance at 1 January	140	46
Net change during the year	–74	94
Balance at 31 December	66	140

The fair values of all share options granted during the years ended 31 December 2000 and 1999 were USD 53 million and USD 67 million, respectively. The compensation expenses charged to income for share option plans in 2000 and 1999 were USD 19 million and USD 15 million, respectively. The compensation expenses charged to income under the share programs were USD 66 million in 2000 and USD 67 million in 1999.

22. Shareholders' equity

(a) Issued stock

As of 31 December 1999, Zurich Financial Services had 85,313,687 new shares of CHF 10 par value common stock issued and fully paid (restated to retroactively reflect the unification of the Group on 17 October 2000). In the first half of 2000, a total of 54,043 (1999: 225,813) new shares were issued for the purpose of satisfying the future requirements of share plans established by the Group as incentives for employees and sales consultants. Before completion of the unification of the holding structure in October

2000, a total of 1,481,729 shares of CHF 10 par value were repurchased from the market at a cost of USD 664 million. As of 31 December 2000, Zurich Financial Services had 83,886,001 new shares of CHF 10 par value common stock issued and fully paid.

(b) Authorized stock

Until 16 October 2002, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF 60,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 10 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions. The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used:

- for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing of such transactions; or
- for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

(c) Contingent stock

Capital market instruments and option rights to shareholders

The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 30,000,000 by issuing up to 3,000,000 fully paid registered shares with a nominal value of CHF 10 each through (1) the exercise of conversion and/or option rights that are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board. The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price must equal at least the average of the most recent asked price on the Swiss Exchange for five business days preceding the determination of the definitive issue conditions for the respective convertible bond or warrant issues.

Calculated as if the holding structure had been unified already on December 31, 1999.

Employee participation

The share capital may be increased by an amount not exceeding CHF 15,000,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 10 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, function, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the relevant stock exchange.

(d) Additional paid-in capital (capital reserve)

This reserve is not ordinarily available for distribution.

(e) *Dividends*

Dividends for Zurich Financial Services shares are declared in CHF. Dividends for former Allied Zurich shares and former Zurich Allied shares were declared and paid in GBP and CHF, respectively.

(f) *Dividend restrictions and capital and solvency requirements*

Zurich Financial Services is not subject to legal restrictions on the amount of dividends it may pay to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. At 31 December 2000, the amount of the general reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In the United States, for example, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For the non-life insurance subsidiaries, dividends are limited to a specified percentage of the previous year's shareholders' equity or previous year's net investment gains, which varies by state. For life, accident and health insurance subsidiaries, dividends are generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile.

Under the solvency requirements in the European Union, for example, insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for non-life insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of separate accounts reserves) plus 0.3% of the amount at risk under insurance policies. Very similar minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition to such general principles, under United Kingdom regulatory restrictions for example, shareholders' equity includes an amount at each year-end which remains in the long-term business fund of Eagle Star Life Assurance Company Limited, one of our subsidiaries. In accordance with section 30 of the United Kingdom Insurance Companies Act 1982 and defined shareholder interest in with-profits funds, there are restrictions placed on the amounts which can be transferred to shareholders from the long-term business fund.

As of 31 December 2000, the subsidiaries were substantially in compliance with all applicable regulatory capital adequacy requirements.

23. Investments in associates

Table 23
Significant investments in associates
in USD millions

	Book value		Share in profit/(loss)		Interest held	
	2000	1999	2000	1999	2000	1999
Capital Z Financial Services Fund II LP, United States	383	271	–45	47	31.32%	33.20%
PSP Swiss Property AG, Switzerland	237	—	9	—	40.41%	—
InCentive Capital AG, Switzerland	149	—	–6	—	24.97%	—
The Guarantee Company of North America, Canada	71	67	6	8	32.08%	32.00%
Insurance Partners Offshore (Bermuda), L.P., Bermuda	58	73	–16	–11	54.00%	54.00%
Inter Investisseur S.A., France	17	24	1	2	21.11%	36.85%
Capital Z Investments, L.P., Bermuda	—	346	—	–19	—	99.50%
Other	266	215	–3	8		
Total at 31 December	1,181	996	–54	35		

Capital Z Investments, L.P., Bermuda was fully consolidated in 2000. Insurance Partners Offshore (Bermuda), L.P., Bermuda is not consolidated since it is not controlled by the Group.

24. Related-party transactions

In the normal course of business, the Group enters into various transactions with related companies, including various reinsurance and cost-sharing arrangements. These transactions are not considered material to the Group either individually or in the aggregate.

Unpaid loans and guarantees granted to directors of the Group and to members of the Group Management Board amounted to USD 12 million for the year ended 31 December 2000. The corresponding figure for the directors and for members of the Group Executive Board was USD 11 million for the year ended 31 December 1999.

The term "director" and "members" of the Group Management Board in this context includes the individual as well as members of their respective households. Fees paid to the directors of Zurich Financial Services, Allied Zurich and Zurich Allied in 2000 and 1999 were USD 1.8 million and USD 1.7 million, respectively.

Table 24
Related-party transactions
in USD millions

	2000	1999
Consolidated statement of income for the years ended 31 December		
Net earned premiums and policy fees	29	29
Net investment income/(expense)	–24	33
Net realized capital gains	31	5
Other income/(expense)	–5	3
Non-life losses and loss adjustment expenses	–31	–11
Policyholder dividends and participation in profits	10	—
Underwriting and policy acquisition costs	–13	–13
Other expenses	—	–50
Consolidated balance sheet at 31 December		
Policyholder, collateral and other loans	21	14
Reinsurance assets	1	1
Other receivables	14	4
Other assets	1	—
Reserves for losses and loss adjustment expenses	–43	–39
Reserves for unearned premiums	–11	—
Debt	–3	–1
Other liabilities	–52	–66

25. Third-party assets under management

Table 25
Aggregate market value of third-party assets under management
in USD millions

	Institutional		Individual		Total	
	2000	1999	2000	1999	2000	1999
Fixed maturities	61,381	55,954	33,382	37,230	94,763	93,184
Equity securities	40,389	47,905	82,134	88,231	122,523	136,136
Cash and short-term investments	4,176	3,069	36,222	28,265	40,398	31,334
Real estate	403	1,887	288	174	691	2,061
Other	28	25	687	896	715	921
Total at 31 December	106,377	108,840	152,713	154,796	259,090	263,636

26. Supplemental cash flow disclosures

Significant non-cash investing and financing activity included the conversion of debt securities of USD 52 million and USD 12 million in 2000 and 1999, respectively.

At 31 December 2000 and 1999, cash and cash equivalents restricted as to use were USD 409 million and USD 479 million, respectively.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of the following:

Table 26
Cash and cash equivalents
in USD millions

	2000	1999
Cash at bank and in hand	3,617	2,703
Cash equivalents	1,661	1,923
Total at 31 December	5,278	4,626

27. Derivative instruments

(a) Principles

The operations of the Group involve the underwriting of policies, which incorporate financial commitments and guarantees. The main mechanism by which the Group ensures its financial commitments are met by purchasing financial instruments, which broadly match, by their nature and term, the expected policy benefits. The investment portfolio is therefore principally determined by the expected rate of investment return applicable to each investment class, the solvency capital available to meet fluctuations in the prices of each asset class and the nature of the insurance liabilities.

The Group uses derivative instruments exclusively to manage risks related to its capital, assets and liabilities and its commitments to third-parties or to efficiently manage its capital, assets and liabilities. The Group, due to its multinational operations, has foreign currency exposure and, due to the long-term nature of some of its insurance liabilities, has exposure to interest rate and reinvestment risks. The Group uses derivatives to mitigate the risks posed by changes in foreign exchange rates and interest rates. Therefore, derivative instruments are part of general insurance, investment, asset-liability management, capital raising or cash management activities and must conform to the general guidelines of the Group for these activities, which are documented and reviewed for compliance by the Group. If the Group were required to settle all outstanding derivative positions, the sum of all gains and losses would not be material to the Group at 31 December 2000.

During 1997, the Group created a new Business Unit, Zurich Capital Markets (ZCM), based in New York, Dublin and London, to offer derivative and derivative-type products to its customers. The capital markets activities of the Group are conducted by ZCM in the context of providing solutions to customers' risk management. ZCM does not engage in proprietary trading. Because ZCM engages in derivative transactions as part of its third-party client business as opposed to internal risk management, ZCM's positions on derivative instruments are separately reported in subsection (c) of this Note 27.

For interest rate caps, floors and swap transactions, forward and futures contracts and options written, only the potential market value of the instruments represents a credit risk to the Group. The Group controls the credit risk of its interest rate swap agreements and forward and futures contracts through credit approvals, limits and monitoring procedures.

To limit the credit risk exposure of derivatives, derivatives are generally executed with counterparties rated A or better by Standard & Poor's. Wherever possible, efforts are undertaken to net the credit exposure with individual counterparties in compliance with applicable laws.

(b) Outstanding positions of the Group (excluding ZCM)

The notional or contractual amounts are used to express the extent of the Group's involvement in derivative transactions. This standard measurement of the volume of derivative transactions is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. The term "contractual amount" is used for derivative instruments for which an exchange of the principal sum at

maturity could take place, e.g. options, futures, currency swaps. The term "notional amount" describes instruments for which the principal sum is only notionally lent or borrowed, e.g. interest rate swaps, FRAs.

Table 27.1
Notional or contractual amounts of derivative instruments (excluding ZCM)
in USD millions

	For hedging purposes				For trading purposes		Total	
	Asset hedges		Liability hedges					
	2000	1999	2000	1999	2000	1999	2000	1999
Swaps								
Interest rate swaps	224	422	15	—	497	504	736	926
Currency swaps	62	63	576	578	—	—	638	641
Total return equity swaps	80	—	—	—	3,198	361	3,278	361
Options								
Purchased call options	—	—	103	70	315	565	418	635
Purchased put options	1,135	1,402	159	—	—	—	1,294	1,402
Sold call options	1,192	—	897	450	—	873	2,089	1,323
Sold put options	—	—	942	—	360	403	1,302	403
Futures/forwards								
Purchased futures/forward contracts	442	364	3,490	240	—	—	3,932	604
Sold futures/forward contracts	195	134	—	—	33	—	228	134
Total at 31 December	3,330	2,385	6,182	1,338	4,403	2,706	13,915	6,429

Table 27.2
Notional or contractual amounts of derivative instruments (excluding ZCM)
in USD millions

	Remaining life				Total	
	Up to 1 year	1 to 5 years	5 to 10 years	over 10 years	2000	1999
Swaps						
Interest rate swaps	—	609	15	112	736	926
Currency swaps	—	211	427	—	638	641
Total return equity swaps	1,377	24	1,877	—	3,278	361
Options						
Purchased call options	310	51	57	—	418	635
Purchased put options	1,197	97	—	—	1,294	1,402
Sold call options	2,089	—	—	—	2,089	1,323
Sold put options	1,209	93	—	—	1,302	403
Futures/forwards						
Purchased futures/forward contracts	3,932	—	—	—	3,932	604
Sold futures/forward contracts	228	—	—	—	228	134
Total at 31 December	10,342	1,085	2,376	112	13,915	6,429

Table 27.3
Fair value and carrying value of derivative instruments (excluding ZCM)
in USD millions

	2000 Positive fair value	2000 Negative fair value	1999 Positive fair value	1999 Negative fair value	Carrying value 2000	Carrying value 1999
Swaps					–17	41
Interest rate swaps	51	24	78	14		
Currency swaps	6	72	7	50		
Total return equity swaps	38	30	1	—		
Options						
Purchased options:					231	239
Purchased call options	171	—	208	—		
Purchased put options	61	—	44	—		
Sold options:					–15	—
Sold call options	—	6	—	52		
Sold put options	—	9	—	5		
Futures/forwards						
Purchased futures/forward contracts	163	3	1	2	159	2
Sold futures/forward contracts	—	—	8	—	1	—
Total at 31 December	490	144	347	123	359	282

Table 27.4
Fair value of derivative instruments (excluding ZCM)
in USD millions

	For hedging purposes: Asset Positive fair value	For hedging purposes: Asset Negative fair value	For hedging purposes: Liability Positive fair value	For hedging purposes: Liability Negative fair value	For trading purposes Positive fair value	For trading purposes Negative fair value	Total Positive fair value	Total Negative fair value
At 31 December 2000								
Swaps								
Interest rate swaps	—	24	—	—	51	—	51	24
Currency swaps	—	25	6	47	—	—	6	72
Total return equity swaps	—	1	—	—	38	29	38	30
Options								
Purchased call options	—	—	32	—	139	—	171	—
Purchased put options	58	—	3	—	—	—	61	—
Sold call options	—	1	—	5	—	—	—	6
Sold put options	—	—	—	9	—	—	—	9
Futures/forwards								
Purchased futures/forward contracts	7	2	156	1	—	—	163	3
Sold futures/forward contracts	—	—	—	—	—	—	—	—
Total at 31 December 2000	65	53	197	62	228	29	490	144
At 31 December 1999								
Swaps								
Interest rate swaps	1	14	—	—	77	—	78	14
Currency swaps	7	—	—	50	—	—	7	50
Total return equity swaps	—	—	—	—	1	—	1	—
Options								
Purchased call options	—	—	39	—	169	—	208	—
Purchased put options	44	—	—	—	—	—	44	—
Sold call options	—	—	—	18	—	34	—	52
Sold put options	—	—	—	—	—	5	—	5

	For hedging purposes							
	Asset		Liability		For trading purposes		Total	
	Positive fair value	Negative fair value	Positive fair value	Negative fair value	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Futures/forwards								
Purchased futures/forward contracts	—	2	1	—	—	—	1	2
Sold futures/forward contracts	8	—	—	—	—	—	8	—
Total at 31 December 1999	60	16	40	68	247	39	347	123

The Group independently evaluates the creditworthiness of its counterparties, taking into account credit ratings assigned by recognized rating organizations. The following table presents the Group's derivative instruments portfolio and the associated credit exposure at 31 December 2000. The current exposure is defined as the positive replacement cost of the derivative transactions. The potential exposure is the estimate of future replacement costs of these derivative transactions based on add-ons as recommended by the Basle Committee. Options written normally do not give rise to counterparty credit risk since they obligate the Group, and not its counterparty to perform. Exchange-traded financial instruments such as futures generally do not give rise to a significant counterparty exposure due to the margin requirements of the individual exchanges.

Table 27.5
Rating Standard and Poor's
in USD millions

	Current exposure		Potential exposure		Total exposure	
	2000	1999	2000	1999	2000	1999
AAA	4	25	2	6	6	31
AA	419	265	368	157	787	422
A	67	57	21	25	88	82
BBB	—	—	2	2	2	2
Not rated	—	—	—	1	—	1
Total at 31 December	490	347	393	191	883	538

(c) Outstanding positions of Zurich Capital Markets (ZCM)

ZCM offers derivative transactions to customers as part of structured solutions for their risk management needs. Because ZCM is a derivative provider, it must manage residual exposures that result primarily in certain market, credit, liquidity, legal, and operational risks. To implement and maintain sound risk management practices, ZCM has made significant investments in developing an appropriate control environment including, but not limited to, obtaining a staff of experienced professional personnel and the latest technology available for financial derivatives risk management.

The risk management framework developed by ZCM is focused on controlling incremental risk and actively monitoring the existing portfolio risk. Incremental risk is controlled by subjecting structured customer transactions to transaction approval processes. Following transaction approval and execution, ZCM dynamically manages the residual portfolio risk and regularly reports risk measures directly to the Group's Chief Risk Officer.

Table 27.6
Notional or contractual amounts of derivative instruments
in USD millions

	Remaining life				Total	
	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years	2000	1999
Swaps						
Interest rate swaps	2	3,186	655	1,301	5,144	1,386
Currency swaps	—	994	98	283	1,375	93
Total return equity swaps	17	126	—	—	143	823
Credit default swaps	—	195	253	180	628	721
Options						
Purchased call options	3	—	—	—	3	450
Purchased put options	—	12	—	—	12	684
Sold call options	—	1,653	402	—	2,055	817
Sold put options	—	1,890	951	—	2,841	1,952
Futures/forwards						
Purchased futures/forward contracts	1,409	96	—	—	1,505	171
Sold futures/forward contracts	384	—	—	—	384	156
Total at 31 December	1,815	8,152	2,359	1,764	14,090	7,253

Table 27.7
Fair value and carrying value of derivative instruments
in USD millions

	2000		1999		Carrying value	
	Positive fair value	Negative fair value	Positive fair value	Negative fair value	2000	1999
Swaps					21	138
Interest rate swaps	261	220	10	14		
Currency swaps	66	59	6	—		
Total return equity swaps	10	16	153	21		
Credit default swaps	4	1	4	—		
Options						
Purchased options:					16	39
Purchased call options	1	—	30	—		
Purchased put options	—	1	9	—		
Sold options:					–767	–111
Sold call options	—	388	14	129		
Sold put options	15	330	23	19		
Futures/forwards						
Purchased futures/forward contracts	44	29	1	—	63	1
Sold futures/forward contracts	23	11	9	—	–40	9
Total at 31 December	424	1,055	259	183	–707	76

Current exposure represents the cost to ZCM of replacing all derivative transactions if all entities to which ZCM has exposure were to default. Current exposure takes into account legally recognized netting arrangements and acceptable credit enhancements where applicable, but no estimate of recovery. Potential exposure, based on an industry standard methodology, is the estimate of the potential replacement cost of all derivative transactions under various market conditions simulated using the Monte Carlo technique, also taking into account netting and credit enhancements but with no estimate of recovery.

Table 27.8
Rating Standard and Poor's
in USD millions

	Current exposure		Potential exposure	
	2000	1999	2000	1999
AAA	971	363	1,230	559
AA	330	150	738	398
A	341	488	510	636
BBB	11	10	15	10
BB	11	—	12	—
Not rated	15	—	19	16
Total at 31 December	1,679	1,011	2,524	1,619

28. Fair value of financial instruments

The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

— Cash and short-term investments: carrying amounts approximate fair values.

— Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

— Equity securities: fair values are based on quoted market prices.

— Mortgage loans on real estate: fair values of loans on real estate are estimated using discounted cash flow calculations based upon the Group's current incremental lending rates for similar type loans.

— Policyholders' collateral and other loans: fair values of collateral loans are estimated using discounted cash flow calculations based upon the Group's current incremental lending rates for similar type loans. The fair values of policy and other loans are not calculated and are not significant to the Group.

— Derivative and other financial instruments (included in other investments): fair values are estimated based on quoted market prices, on prices provided by independent brokers, or are calculated on best market practice.

— Other invested assets, for which quoted market prices are not readily available, are not fair valued and are not significant to the Group.

— Universal life and other investment contracts: fair values are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

— Debt: fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

Table 28
Fair value of financial instruments
at 31 December (after inter-segment eliminations)
in USD millions

	Non-life Insurance	Life Insurance	Reinsurance	Farmers Management Services	Asset Management	Total fair value 2000	Total fair value 1999	Total carrying value 2000	Total carrying value 1999
Fixed maturities	19,654	42,579	10,494	302	234	73,263	72,218	73,250	72,209
Equity securities	9,180	13,995	4,464	242	997	28,878	26,256	28,878	26,256
Mortgage loans on real estate	590	3,951	1	—	103	4,645	4,804	4,557	4,601
Policyholder, collateral and other loans	354	2,402	178	185	2	3,121	3,300	3,335	3,261
Other invested assets	1,195	347	942	65	2	2,551	1,983	2,263	1,922
Short-term investments	973	434	155	—	258	1,820	1,864	1,820	1,864
Cash and cash equivalents	1,002	1,461	1,896	154	765	5,278	4,626	5,278	4,626
Universal life and other investment contracts	-3	-12,624	—	—	—	-12,627	-12,205	-11,687	-11,303
Debt	-5,047	-247	-3,630	-497	-23	-9,444	-6,094	-9,460	-6,051
Obligation to repurchase securities	-624	-1,119	-300	—	—	-2,043	-748	-2,043	-748

29. Earnings per share

Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of common shares outstanding for the period, excluding the average number of shares held as treasury shares. Diluted earnings per share reflects the effect of potentially dilutive shares.

Table 29
Earnings per share

	Net income (in USD millions)	Shares	Per share (USD)
2000			
Basic earnings per share	2,328	84,507,537	27.55
Effect of dilutive shares			
Compensation and incentive plans	—	416,630	-0.14
Diluted earnings per share	2,328	84,924,167	27.41
1999			
Basic earnings per share	3,264	84,683,335	38.54
Effect of dilutive shares			
Compensation and incentive plans	—	226,763	-0.10
Convertible debt	3	144,033	-0.03
Diluted earnings per share	3,267	85,054,131	38.41

30. Commitments and contingencies

The Group has provided guarantees or commitments to external parties, associates, partnerships and joint ventures. These arrangements include commitments under certain conditions to make liquidity advances to cover delinquent principal and interest payments, make capital contributions or provide equity financing. The Group's guarantees were USD 975 million and USD 410 million at 31 December 2000 and 1999, respectively. The Group knows of no event of default that would require it to satisfy these guarantees. Additionally, the Group had approximately USD 2,374 million and USD 1,548 million in assets pledged as security at 31 December 2000 and 1999, respectively.

The Group has committed to contribute USD 4.4 billion and USD 2.1 billion in capital to its associates at 31 December 2000 and 1999, respectively, that engage in making investments in direct private equity, private equity funds, emerging market funds and hedge funds, of which USD 1.1 billion and USD 520 million have been funded at 31 December 2000 and 1999, respectively. Included in the amount of USD 4.4 billion is USD 2 billion in respect of commitments under a non-binding term sheet. This

commitment will become fully binding on completion of the related legal agreements, which are currently subject to negotiation. Part of these commitments may be called at any time and in any amount, based on various criteria. Included within the commitment is an allocation for hedge fund investments of USD 619 million, of which USD 333 million and USD 239 million have been funded at 31 December 2000 and 1999, respectively. The Group has certain rights to the return of its capital invested in hedge funds prior to the partnership termination if certain performance thresholds are not met.

To secure certain reinsurance contracts, irrevocable letters of credit of USD 2,135 million and 1,244 million and surety bonds of USD 100 million and USD 361 million were outstanding at 31 December 2000 and 1999, respectively. The Group had undrawn loan commitments in its banking subsidiaries of USD nil million and USD 142 million at 31 December 2000 and 1999, respectively.

The Group had other commitments and contingencies of USD 20,218 million and USD nil million outstanding at 31 December 2000 and 1999, respectively. This amount includes future rent commitments of USD 132 million and a securities lending protection agreement, which a subsidiary of Zurich Capital Markets has entered into. Under this agreement, if a broker defaults on his securities lending margin obligations, or becomes insolvent, the subsidiary of Zurich Capital Market is committed to pay the difference between the collateral and the cost of replacing the loaned securities. The total notional limit of this agreement is USD 20 billion. The Group would be exposed under this transaction if, simultaneously, the third-party financial institution's counterparties default, the underlying value of the securities rise sharply, and the collateral posted with the Group falls sharply in value. At 31 December 2000, a loss on this contingency is neither probable nor estimable. At 31 December 2000, the Group's exposure to securities under the securities lending activity protection agreement amounted to USD 2,292 million and the Group held collateral of USD 2,351 million.

Through the normal course of investment operations, the Group commits to either purchase or sell securities or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. The Group had commitments to purchase investments for USD 118 million and 161 million at 31 December 2000 and 1999, respectively.

In connection with the sale of a subsidiary to European Reinsurance Company on 10 December 1999, Zurich Insurance Company entered into a trust agreement and several other agreements pursuant to which Zurich Insurance Company agreed to manage assets of the trust established by the trust agreement of approximately USD 350 million and to provide investment returns to European Reinsurance Company of the higher of 7% per annum or the most recent annualized UK Retail Prices Index inflation rate plus 100 basis points on the trust assets under management.

The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled USD 125 million and USD 234 million for the years ending 31 December 2000 and 1999, respectively.

Table 30
Future payments under non-cancellable operating leases with terms in excess of one year
in USD millions

	Rental payments
2001	117
2002	96
2003	79
2004	69
2005	68
2006 and thereafter	341
Total	770

The Group also leases its real estate held for investment to outside parties under operating leases as lessor.

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as an insurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows

when resolved in a future period. However, in the opinion of management these matters will not materially affect the Group's consolidated financial position.

The Group has received notices from various tax authorities asserting deficiencies in taxes for various years. The Group believes that it has meritorious legal defenses to those claims and believes that the ultimate outcome of the cases will not result in a material impact on the Group's consolidated operational results or financial position.

At 31 December 2000 and 1999, the Group's cumulative provision resulting from the ongoing review by the United Kingdom regulators into the sale of personal pension plans and endowment products in the United Kingdom amounted to USD 385 million and USD 448 million, respectively. This amount represents our best estimate of the probable cost and expenses incurred in the review based on the current rules and requirements of the United Kingdom regulators. During the course of the pensions review process, the regulators have revised these rules on a number of occasions. Consequently, the Group cannot predict any changes to the provisions which may result from the actions of the United Kingdom regulators. As a result, there can be no assurance that the Group may not need to increase the current provision.

31. Consolidated companies

A list of operating companies and other important holdings, together with the country of incorporation and the Group's ownership interest, is included on pages 91 to 96.

32. Subsequent events

On 9 February 2001, the Group refinanced most of Zurich Insurance Company's short term debt outstanding as of 31 December 2000 with the proceeds of a non-dilutive, deeply subordinated hybrid equity transaction. Under the terms of the transaction, in the United States domiciled Zurich RegCaPS[SM] Funding Trusts I-VI placed six series of Trust Capital Securities in the total amount of USD 1,125 million to a limited number of United States institutional investors. The securities, which have been issued under rule 144A in the United States, are perpetual and non-cumulative. They are backed by Farmers Group, Inc. Class C shares. Zurich Financial Services has the option to call the securities after five, seven or ten years, depending on the series. Two series have fixed (6.01% and 6.58%) and four have floating rate (between Libor +46bps and +71bps) coupons, that step up after the optional call dates have expired.

Operating insurance and asset management companies incl. branch offices and other important holdings

As of 31 December 2000, local currency, in millions

	Core business	Holding %	Currency	Total assets	Gross premiums/ fee income
Argentina					
Zurich Argentina, Buenos Aires	N/L	100.00	ARS	147	113
Eagle Star, International Life, Buenos Aires	L	branch	ARS	350	62
Zurich Iguazú Comp. de Seg., Buenos Aires	L	100.00	ARS	6	—
Australia					
Zurich Australian Insurance, Sydney	N	100.00	AUD	1,777	539
Zurich Australia Ltd., Sydney	L	100.00	AUD	5,472	116
Zurich Financial Services Australia, Sydney	N	100.00	AUD	315	—
Zurich Insurance Company Australian Branch, Sydney	R	branch	USD	32	21
Austria					
Zürich Kosmos, Vienna	N/L	99.98	ATS	14,230	3,076
Bahamas					
Micoba Holdings, Nassau	N	100.00	USD	9	—
Belgium					
D.B.V. Algemene Verzeker-ingsmaatschappij, Dilbeek	N	100.00	BEF	3,034	549
Zurich, Brussels	N	branch	BEF	23,948	6,270
Zurich Vie, Brussels	L	branch	BEF	39,183	3,491
Zurich International (Belgique), Brussels	N	100.00	BEF	686	232
Zurich Universal, Antwerp	N	66.94	BEF	941	498
Bermuda					
BG Investments, Hamilton	N	100.00	USD	1,258	—
Centre Group Holdings, Hamilton	R	100.00	USD	595	—
Centre Life Reinsurance, Hamilton	R	100.00	USD	1,573	306
Centre Reinsurance, Hamilton	R	100.00	USD	1,995	69
Centre Reinsurance (U.S.), Hamilton	R	100.00	USD	1,938	155
CentreLine Reinsurance, Hamilton	R	100.00	USD	1,276	3
Centre Solutions (Bermuda), Hamilton	R	100.00	USD	2,133	298
Centre Solutions (U.S.), Hamilton	R	100.00	USD	665	209
Coral Shield Insurance, Hamilton	N	100.00	USD	16	3
ZCM Holdings (Bermuda), (and subsidiaries), Hamilton	R	100.00	USD	8,753	47
Zurich Asia Holdings, Hamilton	N	90.00	USD	38	—
Zurich Centre Group Holdings, Hamilton	R	100.00	USD	1,328	—
Zurich Insurance, Hamilton	N	branch	USD	351	176
Zurich International (Bermuda), Hamilton	N	100.00	USD	1,008	29
Berfin Ltd. (Bermuda), Hamilton	N	100.00	USD	141	—
Capital Z Investments, L.P, New York	A	99.50	USD	656	—
ZG Investments II Ltd., Pembroke	A	100.00	USD	442	—
ZG Investments III Ltd., Pembroke	N	100.00	USD	235	—
ZG Investments Ltd., Hamilton	N	100.00	USD	967	—
Zurich Global Energy Ltd., Hamilton	N	100.00	USD	36	—
Bolivia					
La Boliviana Ciacruz de Seguros, La Paz	N/L	51.00	BOB	190	133

	Core business	Holding %	Currency	Total assets	Gross premiums/ fee income
Brazil					
Zurich-Brasil Seguros, São Paulo	N/L	100.00	BRL	105	102
Zurich Participações e Representações, São Paulo	N	100.00	BRL	3	—
Canada					
Peopleplus Insurance Company, Toronto	N	100.00	CAD	618	220
World Travel Protection Canada, Toronto	N	100.00	CAD	3	6
Zurich, Toronto	N	branch	CAD	2,033	772
Zurich Canadian Holdings, Toronto	N	100.00	CAD	610	—
Zurich Life Insurance Company of Canada, Toronto	L	100.00	CAD	1,178	195
Zurich Life of Canada Holdings, Toronto	L	100.00	CAD	75	—
Chile					
Chilena Consolidada, Santiago de Chile	N	78.46	CLP	62,712	37,743
Chilena Consolidada Vida, Santiago de Chile	L	98.94	CLP	412,756	84,933
Inversiones Suizo Chilena, Santiago de Chile	N	100.00	CLP	32,200	—
Zurich Investments Chile S.A., Santiago de Chile	A	99.96	CLP	65	—
China					
Zurich Insurance Company, Representative Offices in Beijing, Guangzhou, Hanszou and Shanghai	N				
Eagle Star Insurance Company, Representative Office, Beijing	N				
Cyprus					
Rimswell Investments, Limassol	R	100.00	USD	299	—
Czech Republic					
Zurich Pojistovna, Prague	N	branch	CZK	1,194	740
Denmark					
Zurich, Copenhagen	N	branch	EUR	185	74
Estonia					
Zürich Kindlustuse Eest Aktiaselts, Tallinn	N	100.00	EUR	5	2
Finland					
Zurich, Helsinki	N	branch	EUR	4	4
France					
Eagle Star Vie, Paris	L	100.00	FRF	5,522	364
Zurich, Paris	N	branch	EUR	820	135
Zurich Epargne, Paris	L	100.00	EUR	77	1
Zurich International (France), Paris	N	99.98	EUR	510	143
Zurich Vie, Paris	L	branch	EUR	985	13
ZURITEL, Paris	N	99.99	EUR	17	7
Germany					
DA Deutsche Allgemeine, Frankfurt	N	100.00	DEM	488	152
DA Deutsche Allgemeine Leben, Frankfurt	L	100.00	DEM	49	12
Patria Versicherung, Cologne	N	99.20	DEM	250	143
Zürich-Agrippina Beteiligungs-AG, Frankfurt	N	100.00	DEM	947	154
Zürich-Agrippina Krankenversicherung, Cologne	L	100.00	DEM	16	11
Zürich, Frankfurt	N	branch	DEM	324	4
Zürich Investmentgesellschaft mbH, Frankfurt	N	100.00	DEM	89	—
Zurich Leben, Frankfurt	L	branch	DEM	268	121
Zürich Rückversicherung (Köln), Cologne	R	98.00	USD	1,288	450
Zürich Agrippina Versicherung Aktiengesellschaft, Frankfurt	N	99.60	DEM	7,575	2,540
Zürich Agrippina Lebensversicherungs AG, Frankfurt	L	99.20	DEM	17,983	1,714
Guam					
Zurich Insurance (Guam), Agana	N	90.00	USD	27	48
Hong Kong					
Paofoong Insurance Company, Hong Kong	N	100.00	HKD	95	41

	Core business	Holding %	Currency	Total assets	Gross premiums/ fee income
Wing Hang Zurich Insurance Company, Hong Kong	N	35.00	HKD	77	22
Zurich Insurance (Asia), Ltd. Hong Kong	N	100.00	HKD	373	154
Centre Representative (Asia) Limited, Hong Kong	R	100.00	USD	2	—
Eagle Star Insurance Company, Hong Kong	N	branch	HKD	505	288
Eagle Star Life Ass., Hong Kong Branch, Hong Kong	L	branch	HKD	4,883	383
Hungary					
Rimswell Hungary Consulting, Budapest	R	100.00	USD	324	—
Zürich Biztosító Rt., Budapest	N	100.00	HUF	2,209	1,070
India					
Zurich Asset Management (India) Ltd., Bombay	A	75.00	INR	297	—
Indonesia					
P.T. Zurich Insurance, Jakarta	N	80.00	IDR	153,896	106,644
P.T. Zurich PSP Life Insurance, Jakarta	L	77.50	IDR	44,218	13,544
Ireland					
Centre Insurance International, Dublin	R	100.00	USD	122	11
Centre Reinsurance International, Dublin	R	100.00	USD	1,336	186
Eagle Star Insurance (Ireland), Dublin	N	100.00	GBP	416	124
Eagle Star Life Assurance of Ireland, Dublin	L	100.00	GBP	1,509	49
Orange Stone Holdings, Dublin	R	100.00	USD	1,023	—
Orange Stone Reinsurance, Dublin	R	100.00	USD	681	—
Orange Stone Reinsurance Dublin, Dublin	R	100.00	USD	405	—
Zurich, Dublin	N	branch	GBP	24	8
Centre Finance Dublin International, Dublin	R	100.00	USD	94	—
Italy					
Erbasei, Milan	N	100.00	ITL	96,527	—
SIAR, Rome	R	100.00	ITL	68,476	1,356
La Sicurtà 1879, Milan	N	100.00	ITL	73,803	44,398
Zurich, Milan	N	branch	ITL	2,746,355	1,100,815
Zurich International (Italia), Milan	N	99.99	ITL	1,074,624	386,675
Zurich Investments Life, Milan	L	100.00	ITL	5,138,330	137,126
Zurich Investments SGR, Milan	A	100.00	ITL	46,571	—
Zurich Investments Sim, Milan	A	100.00	ITL	31,743	—
Zurich Investments Gest. SIM, Milan	A	100.00	ITL	5,583	—
ZurigoSim S.p.A., Milan	A	100.00	ITL	3,289	—
Japan					
Zurich, Tokyo	N	branch	JPY	20,129	22,168
Zurich Life, Tokyo	L	branch	JPY	11,152	7,154
Korea, Republic of					
Zurich Insurance Company Representative Office, Seoul	N				
Latvia					
AAS Zurich Latvia, Riga	N	100.00	EUR	4	1
Liechtenstein					
Zurich, Vaduz	N	branch			
Lithuania					
UADB Zurich Draudimas, Vilnius	N	100.00	EUR	1	1
Luxembourg					
Zurich Eurolife, Luxembourg	L	100.00	LUF	8,501	590
Zurich, Luxembourg	N	branch	LUF	2,026	1,258
Malaysia					
Zurich Insurance (Malaysia), Kuala Lumpur	N	90.00	SGD	77	38
Zurich Insurance Company Labuan Branch Office, Labuan	R	branch	USD	4	1

	Core business	Holding %	Currency	Total assets	Gross premiums/ fee income
Malta					
Eagle Star Malta, La Valletta	N	100.00	MTL	1	—
Mauritius					
Zurich Finance (Mauritius), Port Louis	N	100.00	INR	350	—
Mexico					
Zurich Compañía de Seguros, Mexico City	N	98.80	MXN	1,732	1,301
Zurich Vida, Mexico City	L	99.99	MXN	320	268
Zurich Afore, Mexico City	A	90.90	MXN	182	—
Morocco					
Zurich Compagnie Marocaine d'Assurances, Casablanca	N	96.73	MAD	1,698	297
New Zealand					
Zurich Australian Insurance, New Zealand Branch, Auckland	N	branch	NZD		
Netherlands					
Zurich, Leidschendam	N	branch	NLG	993	292
Zurich International (Nederland), Leidschendam	N	100.00	NLG	53	12
Zurich Leven, Leidschendam	L	100.00	NLG	628	34
Zurich Leven, The Hague	L	branch	NLG	4,949	326
Zurich Atrium B.V., Amsterdam	A	100.00	NLG	264	—
Netherlands Antilles					
Z.I.C. International N.V., Curaçao	N	100.00	CHF	23	—
Cursud N.V., Curaçao	N	100.00	USD	4	—
Norway					
Zurich, Oslo	N	branch	EUR	125	28
Zurich Holding Norge, Oslo	N	100.00	EUR	78	—
Zurich Protector Forsikring, Oslo	N	100.00	EUR	128	64
Papua New Guinea					
Zurich Pacific Insurance, Port Moresby	N	100.00	AUD	20	10
Philippines					
Zurich General Insurance, Metro Manila	N	100.00	PHP	743	320
Zurich Life Insurance, Metro Manila	L	100.00	PHP	295	17
Poland					
Zurich Insurance Company, (Poland) Warsaw	N	100.00	PLN	84	24
Zurich Life Insurance Company (Poland), Warsaw	L	100.00	PLN	167	42
Zurich Polska Sp.z.o.o., Warsaw	A	100.00	PLN	125	—
Zurich Powszechne (Poland), Warsaw	A	100.00	PLN	92	—
Zurich Sp.z.o.o. (Poland), Warsaw	A	100.00	PLN	61	—
Portugal					
Zurich Companhia de Seguros, Lisbon	N	100.00	PTE	62,913	32,295
Companhia de Seguros Eagle Star Vida, Lisbon	L	100.00	PTE	42,850	5,926
Zurich Life, Lisbon	L	branch	PTE	18,200	1,234
Russia					
Zurich Insurance Company (Russia), Moscow	N	49.00	RUR	110	159
Singapore					
Zurich Insurance (Singapore), Singapore	N	100.00	SGD	85	34
Zurich Reinsurance Regional Office, Singapore	R	branch	USD	37	32
Slovakia					
Zurich Poistovna, Bratislava	N	100.00	SKK	138	37
South Africa					
South African Eagle Insurance, Johannesburg	N	83.60	GBP	214	178
Spain					
Zurich España, Barcelona	N	99.78	ESP	238,687	137,553
Zurich Vida SA, Madrid	L	100.00	ESP	220,681	26,840
Sri Lanka					
Eagle Insurance Company, Colombo	N/L	51.00	LKR	5,487	2,160

	Core business	Holding %	Currency	Total assets	Gross premiums/ fee income
Eagle NDB Fund Management Co. Ltd., Colombo	A	51.00	LKR	26	—
Zurich NDB Fin. Lanka (Private) Ltd., Colombo	N	58.44	LKR	860	—
Sweden					
Zurich, Stockholm	N	branch	EUR	530	191
Switzerland					
Alpina, Zurich	N	100.00	CHF	1,966	451
Assuricum, Zurich	N	100.00	CHF	677	—
Centre Solutions, Zurich	R	100.00	CHF	8	—
INZIC, Zug	N	100.00	CHF	2,285	—
La Genevoise Générale, Geneva	N	100.00	CHF	353	50
La Genevoise Vie, Geneva	L	100.00	CHF	7,249	831
Orion, Basle	N	56.00	CHF	38	20
Rüd, Blass & Cie AG, Zurich	A	100.00	CHF	946	—
Turegum Versicherungs-gesellschaft, Zurich	R	100.00	CHF	770	4
Zurich Insurance Company, Zurich	N/R	100.00	CHF	22,635	43
Zürich, Swiss Branch, Opfikon	N	branch	CHF	7,249	2,039
Zurich Group Holding, Zurich	N	100.00	CHF	11,817	—
Zürich Invest Bank, Zurich	A	100.00	CHF	348	—
Zürich Leben, Zurich	L	100.00	CHF	1,860	11
Zurich Financial Services, Zurich	N		CHF	11,539	—
Taiwan					
Zurich Insurance (Taiwan), Taipei	N	83.10	TWD	13,210	5,620
Zurich Life, Taipei	L	branch	TWD	1,566	812
Zurich Securities Inv. Trust, Taipei	A	100.00	TWD	291	—
Thailand					
Thai Zurich Insurance Co., Bangkok	N	25.00	THB	3,100	1,096
Zurich National Life Ass. Co. Lt., Bangkok	L	25.00	THB	579	27
United Kingdom					
Allied Dunbar Assurance, Swindon	L	100.00	GBP	27,981	543
Eagle Star Group Services, London	N	100.00	GBP	46	—
Eagle Star Holdings, London	N	100.00	GBP	1,643	—
Eagle Star Insurance, London	N	100.00	GBP	4,726	852
Eagle Star (International Life), Isle of Man	L	100.00	GBP	1,583	64
Eagle Star Life Assurance, London	L	100.00	GBP	13,312	205
Gresham Investment Trust, London	A	100.00	GBP	139	—
Sterling Assurance, Swindon	L	100.00	GBP	352	5
Turegum Insurance Company, London	N	100.00	USD	459	—
Zurich, Portsmouth	N	branch	GBP	1,913	948
Zurich Financial Services (UKISA), London	N	100.00	GBP	3,488	—
Zurich Financial Services (Jersey), Jersey	N	100.00	EUR	351	—
Zurich GSG, Wilmslow	N	100.00	GBP	13	5
Zurich Holdings (UK), Portsmouth	N	100.00	GBP	169	—
Zurich Insurance (Jersey), Jersey	N	100.00	USD	30	—
Zurich International (UK), London	N	100.00	GBP	411	126
Zurich Life, Portsmouth	L	100.00	GBP	1,050	111
Zurich Specialties London, London	N	100.00	USD	1,836	346
Allied Dunbar International, Isle of Man	L	100.00	GBP	875	13
Allied Zurich Holdings Limited, Jersey	N	100.00	GBP	233	—
Centre Re Representative Ltd., London	R	100.00	GBP	1	—
Allied Zurich p.l.c., London	N	100.00	GBP	2,038	—
Zurich Scudder Inv. Holdings, London	A	100.00	GBP	1,161	—
ZFS UK IFA Group Limited, London	L	100.00	GBP	18	—
United States of America					
Cedar Hill Holdings, Scottsdale	R	93.75	USD	72	28
Centre Holdings (Delaware), New York	R	100.00	USD	927	—
Centre Insurance Company, Wilmington	R	100.00	USD	969	272

	Core business	Holding %	Currency	Total assets	Gross premiums/ fee income
Centre Life Insurance Company, Boston	R	100.00	USD	3,267	103
Empire Fire and Marine, Omaha	N	100.00	USD	760	516
Empire Indemnity, Omaha	N	100.00	USD	123	60
Farmers Group, Inc., Los Angeles	F	100.00	USD	5,132	—
Farmers New World Life Insurance, Mercer Island	L	100.00	USD	6,196	479
Farmers Reinsurance, Los Angeles	R	100.00	USD	973	1,000
Federal Kemper Life Assurance, Long Grove	L	100.00	USD	3,474	297
Kemper Corp., Schaumburg	L	100.00	USD	1,814	—
Kemper Investors Life Insurance, Long Grove	L	100.00	USD	15,877	106
Orange Stone Delaware Holdings, New York	R	100.00	USD	1,201	—
REM, New York	N	100.00	USD	44	—
Zurich Scudder Investments, New York	A	80.00	USD	2,600	—
Universal Underwriters, Overland Park	N	100.00	USD	1,429	789
Universal Underwriters Life, Overland Park	L	100.00	USD	414	91
Universal Underwriters of Texas, Overland Park	N	100.00	USD	78	28
ZC Specialty Insurance, Stamford	R	100.00	USD	293	31
ZC Sterling Corporation, New York	R	100.00	USD	188	5
Zurich American Insurance Company (and subsidiaries), Schaumburg	N	100.00	USD	17,280	5,896
Zurich Finance (USA), Schaumburg	N	100.00	USD	1,005	—
Zurich Holding Company of America, Schaumburg	N	100.00	USD	6,029	—
Zurich Life Insurance Company of America, Long Grove	L	100.00	USD	544	101
Zurich Reinsurance Centre Holdings, New York	R	100.00	USD	937	—
Zurich Reinsurance (North America), New York	R	100.00	USD	5,398	1,435
Centre Group Holdings (U.S.) Ltd., New York	R	100.00	USD	387	—
ZC Resource LLC, New York	R	100.00	USD	28	—
Zurich Centre Group LLC, New York	R	100.00	USD	30	—
Zurich Payroll Solutions Ltd., New York	R	100.00	USD	30	—
Venezuela					
Seguros Sud America, Caracas	N/L	68.09	USD	114	69
Zurich Internacional de Venezuela, Caracas	N	100.00	USD	1	—
Vietnam					
Zurich, Representative Office, Ho Chi Minh City	N				

Legend:	A	Asset Management
	F	Farmers Management Services
	L	Life Insurance
	N	Non-life Insurance
	R	Reinsurance

INDEX TO SUPPLEMENTAL EMBEDDED VALUE INFORMATION

Life—Embedded value results for the Six Months Ended June 30, 2002 and 2001

	North America Consumer(1),(2)		Continental Europe(3),(4)		UKISA(5)		Rest of the World		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Life—Embedded value results										
Gross new business premiums including deposits, of which:	586	1,269	892	648	1,910	1,906	339	394	3,727	4,217
Annual premiums	107	126	190	110	209	249	75	78	581	563
Single premiums	479	1,143	702	538	1,701	1,657	264	316	3,146	3,654
Gross new business annual premium equivalent (APE)	155	240	260	164	379	415	102	110	896	929
Embedded value information:										
Opening embedded value	3,526	3,495	2,225	2,900	4,350	4,573	546	556	10,647	11,524
New business profit, post-tax	16	24	0	–12	26	38	7	10	49	60
Profit from in-force business and net assets including changes in assumptions, post-tax	25	140	–361	–225	–103	35	10	28	–429	–22
Embedded value profit, post-tax	41	164	–361	–237	–77	73	17	38	–380	38
Dividends and capital movements	–224	–153	410	–41	85	–237	15	17	286	–414
Closing embedded value before foreign currency translation effects	3,343	3,506	2,274	2,622	4,358	4,409	578	611	10,553	11,148
Foreign currency translation effects	—	–3	261	–260	252	–242	20	–44	533	–549
Closing embedded value after foreign currency translation effects, of which:	3,343	3,503	2,535	2,362	4,610	4,167	598	567	11,086	10,599
Shareholder net assets	1,656	1,819	1,151	1,189	1,760	1,456	308	196	4,875	4,660
Value of business in-force	1,687	1,684	1,384	1,173	2,850	2,711	290	371	6,211	5,939
Post-tax return on opening embedded value before foreign currency translation effects	1.2%	4.7%	–16.2%	–8.2%	–1.7%	1.6%	3.1%	6.8%	–3.6%	0.3%
Hurdle rate	4.3%	4.5%	4.1%	4.0%	4.0%	4.1%	5.5%	5.7%	4.2%	4.3%
Embedded value economic assumptions:										
Discount rate	8.5%	9.0%	8.2%	8.3%	8.0%	8.1%	11.0%	11.4%	8.4%	8.6%
Pre-tax investment returns:										
Fixed interest	6.6%	6.6%	4.8%	4.7%	5.0%	5.0%	5.7%	6.3%	5.2%	5.3%
Equities	9.0%	9.2%	8.0%	8.0%	7.5%	7.5%	8.4%	8.2%	7.8%	7.8%
Property	—	—	5.6%	5.7%	7.0%	7.0%	7.8%	8.4%	5.9%	6.2%
Expense inflation	2.1%	1.9%	1.5%	1.9%	3.2%	3.2%	3.2%	2.6%	2.2%	2.4%
Attributed tax rate	35.4%	35.5%	26.1%	25.1%	29.2%	29.2%	26.2%	21.1%	30.1%	30.0%
New business profit margin (APE)	10.1%	9.8%	–0.2%	–7.3%	7.0%	9.2%	6.6%	9.1%	5.4%	6.5%

For footnotes 1, 2, 3, 4 and 5 please refer to page E-3.

The embedded value profit in the above table is post-tax.

The embedded value represents the shareholders' interest, excluding any value from future new business, in the existing life insurance business. It is the total of the shareholders' interest in the net assets of the life business and the present value of the projected releases to shareholders arising from the business in-force less a charge for the cost of capital supporting the solvency requirements of the business.

The discount rate used to value the in-force business in each country reflects long-term government bond rates at the valuation date plus a risk margin.

The assumptions for mortality, persistency and expenses reflect recent and expected experience.

Post-tax profit from new business is the value added at the discount rate by new business written in the year. It is shown after the cost of solvency capital and is valued at point of sale. (See Additional footnote 5).

Gross new business annual premium equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

External Review: For the first time B&W Deloitte, consulting actuaries, have undertaken a limited review of the half year figures for 2002 for the main life companies of the Zurich Financial Services Group in the United States, the United Kingdom, Switzerland and Germany that was conducted on the basis of data provided by the Zurich Financial Services Group. During this review, nothing has come to B&W's attention

that would indicate that the embedded value results of Zurich Financial Services Group as of June 30, 2002 are unreasonable.

Additional footnotes to main table

(1) North American premiums include new single premiums from Structured Settlement and Equity Indexed Annuity products in Farmers Life. In the results presented at mid-year 2001, these premiums were not shown as new business. The following table details the historical view of new business premiums for comparison:

	North America Consumer		Total	
	2002	2001	2002	2001
Gross new business premiums including deposits, of which:	498	1,163	3,639	4,111
Annual premiums	107	126	581	563
Single premiums	391	1,037	3,058	3,548
Gross new business annual premium equivalent (APE)	146	230	887	918

(2) North America Consumer includes value from the immaterial level of life business in North America Corporate.

(3) For additional information, Switzerland (part of Continental Europe) is shown below.

	Switzerland	
	2002	2001
Gross new business premiums including deposits	394	313
Gross new business annual premium equivalent (APE)	75	74
Embedded value information:		
Opening embedded value	1,025	1,643
New business profit, post-tax	–5	–11
Profit from in-force business and net assets including changes in assumptions, post-tax	–280	–233
Embedded value profit, post-tax	–285	–244
Dividends and capital movements	10	–15
Closing embedded value before foreign currency translation effects	750	1,384
Foreign currency translation effects	90	–141
Closing embedded value after foreign currency translation effects, of which:	840	1,243
Shareholder net assets	371	659
Value of business in-force	469	584
Post-tax return on opening embedded value before foreign currency translation effects	–27.8%	–14.8%
Embedded value economic assumptions:		
Discount rate	7.5%	7.5%
New business profit margin (APE)	–7.2%	–14.6%

(4) The Deutscher Herold and former Deutsche Bank insurance companies transactions generated an additional new business premium (APE) of $95 million with associated new business value of $3 million. These figures are based on production from the transaction dates in April and May and do not allow for expected synergies to emerge from these transactions. The embedded value of these companies as at June 30, 2002 was $441 million.

(5) To enable comparison of our UKISA new business results with those of our competitors in the U.K. market, the following figures have been provided:

	UKISA	
	2002	2001
Gross new business annual premium equivalent (APE)	453	516
New business profit, pre-tax (before effect of solvency)	51	75
New business profit margin (APE)	11.2%	14.5%

The new business profit here is shown pre-tax and pre-cost of solvency. In addition, the value generated from the sale of Threadneedle products through our U.K. Life Distribution channel is also included.

(6) Subsequent to June 30, 2002, in view of the continuing volatility in equity investments, management in some of the Zurich Financial Services Group life companies have taken action in respect of their investment strategy. These actions may affect the assumptions for future embedded value calculations. However, no estimates in respect of this have been made as yet.

Life—Embedded value results for the Years Ended December 31, 2001 and 2000

	North America Consumer		Continental Europe		UKISA		Rest of the World		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Life—Embedded value results										
Gross new business premiums including deposits, of which:	3,171	2,733	1,501	1,406	3,696	4,006	801	752	9,169	8,897
Annual premiums	260	248	289	220	479	511	184	160	1,212	1,139
Single premiums	2,911	2,485	1,212	1,186	3,217	3,495	617	592	7,957	7,758
Gross new business annual premiums equivalent (APE)	551	496	411	339	800	861	246	219	2,008	1,915
Embedded value information:										
Opening embedded value	3,495	3,188	2,900	3,176	4,573	4,590	556	681	11,524	11,635
Operating profit expected from in-force business and net assets, post-tax	315	327	232	255	369	371	63	76	979	1,029
New business profit, post-tax	9	35	—	–7	71	76	2	17	82	121
Operating profit in excess of expected	–75	34	22	–14	–63	15	–18	–7	–134	28
Operating assumption changes	–6	–34	129	75	–27	120	–20	–1	76	160
Total operating profit, post-tax	243	362	383	309	350	582	27	85	1,003	1,338
Economic variance:										
Investment variance	–119	–88	–719	–39	–244	–136	–12	7	–1,094	–256
Change in economic assumptions	48	119	–87	34	1	—	–53	–12	–91	141
Embedded value profit, post-tax	172	393	–423	304	107	446	–38	80	–182	1,223
Dividends and capital movements	133	84	151	476	196	92	–77	173	403	825
Closing embedded value before foreign currency translation effects	3,534	3,497	2,326	3,004	4,484	4,944	595	588	10,939	12,033
Foreign currency translation effects	–8	–2	–101	–104	–134	–371	–49	–32	–292	–509
Closing embedded value after foreign currency translation effects, of which:	3,526	3,495	2,225	2,900	4,350	4,573	546	556	10,647	11,524
Shareholder net assets	1,811	1,851	1,174	1,650	1,611	1,683	271	195	4,867	5,379
Value of business in-force	1,715	1,644	1,051	1,250	2,739	2,890	275	361	5,780	6,145
Post-tax return on opening embedded value before foreign currency translation effects	4.9%	12.4%	–14.6%	9.5%	2.3%	9.7%	–6.8%	11.8%	–1.6%	10.5%
Embedded value economic assumptions:										
Discount rate	8.5%	9.0%	8.1%	8.0%	8.0%	8.1%	11.2%	11.4%	8.4%	8.5%
Pre-tax investment returns:										
Fixed interest	6.6%	6.6%	4.5%	4.7%	5.0%	5.0%	5.8%	6.3%	5.2%	5.2%
Equities	9.1%	9.2%	7.9%	7.9%	7.5%	7.5%	8.4%	9.0%	7.8%	7.8%
Property	—	—	5.7%	5.8%	7.0%	7.0%	7.3%	8.6%	6.1%	6.1%
Expense inflation	2.0%	1.9%	1.9%	1.9%	3.1%	3.1%	2.8%	3.7%	2.4%	2.5%
Attributed tax rate	35.3%	35.5%	24.3%	24.4%	30.0%	30.0%	25.4%	22.7%	30.3%	29.8%
New business profit margin (APE)	1.6%	7.1%	0.1%	–2.2%	8.8%	8.9%	1.0%	7.8%	4.1%	6.3%

The above information should be read in conjunction with the additional footnotes to the main table on pages E-5 to E-6.

The embedded value profit in the above table is post-tax.

The embedded value represents the shareholders' interest, excluding any value from future new business, in the existing life insurance business. It is the total of the shareholder's interest in the net assets of the life business and the present value of the projected releases to shareholders arising from the business in-force less a charge for the cost of capital supporting the solvency requirements of the business.

The discount rate used to value the in-force business in each country reflects long term government bond rates at the valuation date plus a risk margin.

The assumptions for mortality, persistency and expenses reflect recent and expected experience.

All changes in assumptions not classified as "economic" are included in the "Operating assumption changes" item.

Post-tax profit from new business is the value added at the discount rate by new business written in the year. It is shown after appropriate allowance for the cost of solvency capital and is valued at point of sale.

Gross new business annual premium equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

External Review: B&W Deloitte, consulting actuaries, provided advice on the choice of methodology and assumptions used in the calculation of the embedded value. On the basis of the data provided by Zurich Financial Services, B&W Deloitte consider that the embedded value results are reasonable.

Additional footnotes to main table

(1) North American premiums include new single premiums from Structured Settlement and Equity Indexed Annuity products in Farmers Life, and Australian premiums include single premium increments. In previous results these premiums were not shown as new business. In addition, part of the Argentine regular premium business has been reallocated and is now excluded from the new business premiums. The following table details the historical view of new business premiums for comparison:

	North America Consumer		Rest of the World		Total	
	2001	2000	2001	2000	2001	2000
Gross new business premiums including deposits, of which:	2,961	2,572	646	697	8,804	8,681
Annual premiums	260	248	205	184	1,233	1,163
Single premiums	2,701	2,324	441	513	7,571	7,518
Gross new business annual premiums equivalent (APE)	530	481	249	235	1,990	1,915

(2) The UKISA value of new business includes revenue generated through the United Kingdom sales force in respect of sales of third party and asset management products. The effect of excluding these revenues is shown in the following table.

(The values of new business for North America and Rest of the World include the premiums referred to in Additional footnote 1.)

	North America Consumer		UKISA		Rest of the World		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
New business profit, post-tax	9	35	62	67	2	17	73	112
New business profit margin (APE)	1.7%	7.3%	7.7%	7.7%	1.0%	7.3%	3.7%	5.8%

(3) North America Consumer includes value from the immaterial level of life business in North America Corporate. New business APE in North America Corporate amounted to $4 million for 2001.

(4) In last year's annual report it was communicated that new business premiums for Switzerland would exclude pension transfers and salary related increments for employer group pension business. The impact of including these amounts in 2000 was to increase APE by $228 million, which would give the published profit margin of 5.2%.

(5) For additional information, the United Kingdom (part of UKISA) and Switzerland (part of Continental Europe) are shown below:

	United Kingdom		Switzerland	
	2001	2000	2001	2000
Gross New Business Premiums including deposits	3,450	3,751	660	566
Gross New Business Annual Premiums Equivalent (APE)	730	791	139	123
Embedded Value Information				
Opening embedded value	4,378	4,404	1,643	1,960
New business profit, post-tax	62	67	−13	−14
Other operating profit, post-tax	265	485	198	209
Total operating profit, post-tax	327	552	185	195
Economic variance	−230	−128	−635	−44
Embedded value profit, post-tax	97	424	−450	151
Closing embedded value before foreign currency translation effects	4,279	4,735	1,057	1,664
Closing embedded value after foreign currency translation effects of which:	4,157	4,378	1,025	1,643
Shareholder Net Assets	1,553	1,615	585	1,014
Value of business in-force	2,604	2,763	440	629
Post-tax return on opening embedded value before foreign currency translation effects	2.2%	9.6%	−27.4%	7.7%
Embedded Value Economic Assumptions:				
Discount Rate	8.0%	8.1%	7.5%	7.5%
New Business Profit Margin (APE)	8.5%	8.5%	−9.3%	−11.6%

Economic assumptions for both the United Kingdom and Switzerland have remained unchanged from those for 2000.

United Kingdom new business value includes revenue from third party sales. (See Additional footnote 2 above).

1.1.1 Embedded value sensitivities

The following tables show the sensitivity of our 2001 embedded value and value of new business to changes in several key assumptions:

	Discount Rate 1% Increase	Discount Rate 1% Decrease	Interest Rate 1% Increase	MV of Equities 10% Decrease	Renewal Expenses 10% Decrease
	($ in Millions)				
Change in embedded value	–536	596	299	–464	243

	Discount Rate 1% Increase	Discount Rate 1% Increase	Interest Rate 1% Increase	Renewal Expenses 10% Decrease
	($ in Millions)			
Change in new business value	–71	77	35	23

Please note that the figures shown above are "sensitivities" – for each assumption change, all other assumptions have remained unchanged. The exception to this is where there is a direct relationship between policyholder bonus rates and interest rates, in which case bonus rates have been adjusted appropriately for the interest rate sensitivity.

INDEX TO SUPPLEMENTAL FINANCIAL INFORMATION

The Zurich Financial Services Financial Statements — Holding Company on pages S-2 to S-5 represent the unaudited financial statements for the six months ended June 30, 2002 and the audited financial statements for the year ended December 31, 2001 presented in accordance with Swiss law. These financial statements have been extracted without material adjustment from the internal accounting records of Zurich Financial Services.

Holding Company Financial Statements for the Six Months Ended June 30, 2002 and Year Ended December 31, 2001

Zurich Financial Services
Financial Statements — Holding Company

Statement of Income (unaudited)
in CHF thousands

	Notes	Six Months Ended June 30, 2002	Year Ended December 31, 2001
Income			
Dividend income		—	1,500,000
Other financial income		19,669	48,822
Realized capital gains		15,503	107,249
Total income		35,172	1,656,071
Expenses			
Administrative expenses	3	1,790	3,326
Other financial expenses		2,422	23,538
Taxes	4	4,600	7,292
Total expenses		8,812	34,156
Net income		26,360	1,621,915

Balance sheet (unaudited)

	Notes	June 30, 2002	December 31, 2001
Assets			
Fixed assets			
Investments in affiliates	5	10,660,667	10,660,667
Total fixed assets		10,660,667	10,660,667
Current assets			
Cash and cash equivalents		30,276	123
Shares	6	—	360,095
Loans to affiliates		2,134,000	1,847,275
Other receivables third parties		—	939
Other receivables from affiliates		—	5,344
Accrued income		1,259	1,101
Total current assets		2,165,535	2,214,877
Total assets		12,826,202	12,875,544
Liabilities			
Short-term liabilities			
Loans from affiliates		—	27,300
Liabilities to affiliates		226,891	169,416
Convertible Notes, Bonds and Loans to third parties		29,998	—
Other short-term liabilities to third parties		13,014	8,991
Accrued expenses		50	27,634
Total short-term liabilities		269,953	233,341
Shareholders' equity			
Common stock	8	838,861	838,860
General legal reserve		6,228,505	5,278,505
Free reserve		5,126,211	4,640,973
Reserve for treasury stock	9	332,733	259,198
Retained earnings, beginning of period		3,579	2,752
Net income		26,360	1,621,915
Retained earnings, end of period		29,939	1,624,667
Total shareholders' equity		12,556,249	12,642,203
Total liabilities and shareholders' equity		12,826,202	12,875,544

Notes to the Financial Statements (unaudited)

1. Basis of preparation

Zurich Financial Services presents its financial statements in accordance with Swiss law. However, the statements of income presented herein are not comparable as the 2001 statement of income is based on 12 months of operations while the 2002 statement of income ending June 30, 2002 is based on 6 months. The statement of income for the period ending June 30, 2001 is not included due to cost and time limitations.

2. Summary of accounting policies

(a) Exchange rates

Outstanding balances in foreign currencies arising from foreign currency transactions are translated at end-of-period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction. The resulting exchange differences are recorded in the statement of income.

(b) Investments in affiliates

Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost price less adjustments for impairment.

3. Administrative expenses

Administrative expenses are primarily directors' fees of CHF1,090,170.

4. Taxes

As a Swiss holding company, Zurich Financial Services is not subject to income taxes on dividend income from investments in affiliates. The tax expense consists mainly of capital taxes.

5. Investments in affiliates

Investments in affiliates include a 57% interest in Zurich Group Holding with a carrying value of CHF6,064,302,120 and a 100% interest in Allied Zurich p.l.c., with a carrying value of CHF4,595,865,096. Allied Zurich p.l.c. holds a 43% interest in Zurich Group Holding. Additionally, Zurich Financial Services holds 4,000 shares of the Zurich Insurance Company with a book value of CHF500,190.

6. Shares

The position consisted of 5,000,000 shares in Converium AG which were sold on January 14, 2002, through the exercise of an over allotment option granted to the underwriters of the Converium IPO. In the Group's consolidated IAS statements, the sale was regarded as an adjusting post balance sheet event and recognized in the year ended December 31, 2001. Consequently, the shares were not recognized in the Group's consolidated IAS statements as at December 31, 2001.

7. Commitments and contingencies

Zurich Financial Services has provided an unlimited guarantee in support of various affiliates belonging to the Zurich Capital Market group of companies. In addition, Zurich Financial Services has provided a support agreement for the Superintendent of Financial Institutions, Canada to obtain clearance to extract surplus assets from the Canadian business. Zurich Financial Services knows of no event of default that would require it to satisfy the guarantee.

8. Shareholders' equity

Issued stock

As of June 30, 2002 Zurich Financial Services had 83,886,131 shares of CHF10 par value common stock issued and fully paid, of which 83,886,001 were entered into the Commercial Register of the Canton of Zurich.

Authorized stock

Until June 1, 2004, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF60,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF10 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights, which have not been exercised, or it may place these rights as well as shares (the pre-emptive rights of which have not been exercised) at market conditions. The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third parties if the shares are to be used for the take-over of an enterprise, of parts of an enterprise or of participations or if issuing shares for the financing, including re-financing of such transactions, or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

Contingent stock

The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF80,000,000 by issuing up to 8,000,000 fully paid registered shares with a nominal value of CHF10 each through (1) the exercise of conversion and/or option rights that are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. As at June 30, 2002, 130 registered shares have been issued out of contingent stock in connection with the conversion of MILES. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board of Directors.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where they are issued for the financing including re-financing of a takeover of an enterprise, or parts of an enterprise, or of participations. If the right for the advance subscription is withdrawn by the Board of Directors, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of the Company the quoted share price is to be used as a basis.

Employee participation

The share capital may be increased by an amount not exceeding CHF15,000,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF10 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, function, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the relevant stock exchange.

9. Reserve for treasury shares

This reserve fund corresponds to the purchase value of all Zurich Financial Services shares held by Group companies of Zurich Financial Services as shown in the table below.

	Number of shares June 30, 2002	Purchase value June 30, 2002	Number of shares December 31, 2001	Purchase value[(1)] December 31, 2001
Reserve for treasury shares				
Open balance	515,349	259,198	398,234	141,508
Additions during the period	359,209	119,208	299,870	161,536
Sales during the period	-81,448	-45,673	-182,755	-43,846
Conversion of convertible debt	—	—	—	—
Final total	793,110	332,733	515,349	259,198
Average purchase price of additions	332	—	539	—
Average selling price	496	—	675	—

(1) in CHF thousands.

10. Subsequent Events

Shareholders

On August 23, 2002, Zurich Financial Services received a notification from Brandes Investment Partners L.P. ("Brandes") in accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading, according to which Brandes notified that it held as of August 22, 2002, by virtue of discretionary investment authority from its clients, 10.02% of the voting rights in Zurich Financial Services consisting of 4,549,375 registered shares of Zurich Financial Services and 38,034,878 American Depositary Receipts ("ADRs") of Zurich Financial Services. These ADRs represented 3,803,487.8 registered shares of Zurich Financial Services and entitled the holder to give voting instructions through The Bank of New York, which administers our ADR program. All the said securities were beneficially owned by Brandes' clients. Brandes reported not holding any shares of Zurich Financial Services on a proprietary basis. Brandes is not registered in Zurich Financial Services share register.

Except as disclosed above, Zurich Financial Services is not aware of any person who as of October 7, 2002 (being the latest practicable date prior to the printing of this offering memorandum), directly or indirectly, has an interest as beneficial owner in its registered shares which represents 5% or more of its issued registered shares. Zurich Financial Services is not aware of any persons who, as of October 7, 2002 (being the latest practicable date prior to the printing of this offering memorandum), directly or indirectly, jointly or severally, exercise or could exercise control over Zurich Financial Services.

SMIC MILES™

In January 2002, Zurich Financial Services issued 75,000 SMIC MILES™ (Market Index Linked Exchangeable Securities) for an aggregate of CHF602,325,000. Under the terms of these instruments, which were linked to the Swiss SMIC Index and were listed on the SWX Swiss Exchange, investors could exchange MILES™ into newly issued Zurich Financial Services registered shares at any time up to and including 25 trading days before January 28, 2005. As of June 30, 2002, five MILES™ had been exchanged for 130 of Zurich Financial Services registered shares. As of October 9, 2002, 73,094 additional MILES™ had been exchanged for 2,442,002 registered shares issued from Zurich Financial Services contingent share capital. On October 10, 2002, Zurich Financial Services mandatorily exchanged all of the remaining outstanding MILES™ for 76,040 registered shares in accordance with the terms of the MILES™.

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GLOSSARY OF SELECTED INSURANCE TERMS

Accidental insurance	The provision of insured benefits in the event of accidental death or disability (the scope of cover will vary by product).
Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.
Captive insurance company	A company that is wholly-owned by another organization, generally a non-insurance enterprise, the main purpose of which is to insure the risks of the parent organization.
Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a "cession"), it "cedes" business and is referred to as the "ceding insurer."
Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.
Credit and surety insurance	Credit insurance provides coverage against loss to a supplier caused by customer insolvency. Surety insurance is a commitment to a bondholder to substitute for his debtor in case of default by the debtor.
Deferred policy acquisition costs ("DAC")	Commissions and certain other underwriting, policy issuance and selling expenses that are directly related to the production of business are referred to as policy acquisition costs. Policy acquisition costs that vary based on the level of production are deferred and later amortized to achieve matching of revenues and expenses.
Direct marketing	Marketing of insurance products directly to customers by telephone, Internet and direct mail instead of through agents, brokers or other intermediaries.
Direct sales force	A direct sales force is tied to one provider and, as such, does not provide independent advice. The sales force provides advice only on the product provider's products that it represents. Our direct sales force is self-employed and each sales person earns commissions on the products he or she sells.
Endowment insurance	Life insurance under which an insured receives the face value of a policy if the individual survives the endowment period. If the insured does not survive, a beneficiary receives the face value of the policy.
Exclusive agents	Exclusive agents sell the products of only one insurance company.
Expense ratio	The ratio of non-life insurance or reinsurance operating expenses (acquisition costs, plus policy administration expenses, less reinsurance commission and profit participation) to net premiums written. These operating expenses are also referred to as technical expenses.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit to premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.
Frequency	The number of claims occurring under a given coverage divided by the number of exposures for the given coverage.
General account	The assets of an insurance company that support its insurance and other obligations (excluding unit linked (separate account) obligations).
Gross written premiums	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.
Incurred but not yet reported ("IBNR") reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.
Independent Financial Adviser ("IFA")	IFAs advise and recommend life insurance and asset accumulation products to individual clients in the United Kingdom and act on behalf of the client. IFAs are not agents for any product provider. Many IFAs are part of a regional or national network. They may also sell products such as mortgages.
Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.
Loss	An insured event that is the basis for submission and/or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.
Loss adjustment expenses ("LAE")	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.
Loss ratio	The ratio of a non-life insurance or reinsurance company's net incurred losses and LAE to net premiums earned.
Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.
Managed premium volume	Managed premium volume refers to the premiums of the Farmers P&C Group Companies, to which the Farmers Management Company provides certain management services. These management services are provided to the non-claims side of the Farmers P&C Group Companies' business and include selection of risks,

preparation and mailing of policy forms and invoices, collection of premiums, and the performance of certain other administrative and managerial functions. The Farmers P&C Group Companies are responsible for their own claims functions, including the settlement and payment of claims and claims adjustment expenses. The Farmers P&C Group Companies are also responsible for the payment of commissions and bonuses for agents and district managers, and their own premium and income taxes.

National Association of Insurance Commissioners	An association of the top insurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.
Net premiums earned	The portion of net premiums written that is recognized for accounting purposes as income during a period.
Net Written Premiums	Gross premiums less premiums ceded for reinsurance.
New business annual premium equivalent ("APE")	Measure of sales of life and asset accumulation policies during the year calculated as periodic premiums plus 10% of single premiums. This is a widely recognized measure in the United Kingdom of total sales performance of a life insurer, which reflects the fact (all other things being equal), that a £1 single premium (a "one-off payment") makes a lower value contribution to a company than £1 of new periodic premiums which will continue to be received in subsequent years, while the policy remains in-force.
Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.
Periodic premiums	Life insurance products which provide for premiums to be paid periodically, typically either annually or monthly.
Persistency	Measurement of insurance policies remaining in-force from one year to the next.
Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.
Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.
Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.
Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy's limit. In non-

proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Separate account . . . . Investment account established and maintained by an insurer to which funds have been allocated for certain insurance policies or contracts of the insurer. The income, gains and losses realized from assets allocated to the account are, in accordance with the insurance policies or contracts, credited to or charged against the account without regard to other income, gains or losses of the company or the company's other separate accounts. Separate accounts cannot generally be charged with the liabilities of the general account. Products meeting this definition are often referred to as "investment linked" or "unit linked" products. The policyholders bear all of the investment risk for these products.

Single premium products . . . . Life insurance products which provide for only one premium to be paid at the issuance of the contract.

Surrender . . . . Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail . . . . The period of time that elapses between the incurrence and settlement of losses under a policy. A "short-tail" insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a "long-tail" insurance product are sometimes not known and settled for many years.

Technical expenses . . . . Those non-life insurance or reinsurance operating expenses which are used to calculate the expense ratio.

Term life insurance . . . . Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.

Underwriting . . . . The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results . . . . The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit linked . . . . See "Separate account."

Unit trust . . . . Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

Universal life insurance . . . . A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.

Whole life insurance . . . . A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.

With-profits (participating) contracts . . . Participating life insurance products offered in the United Kingdom and Australia, for example, which entitle the holder to participate in the profits of the issuing company.

REGISTERED OFFICE OF THE COMPANY

Zurich Financial Services
Mythenquai 2
CH-8002 Zurich
Switzerland

INDEPENDENT ACCOUNTANTS TO THE COMPANY

PricewaterhouseCoopers AG
Independent Accountants
Stampfenbachstrasse 73
CH-8035 Zurich
Switzerland

LEGAL ADVISERS

To the Company

As to U.S. Law

Willkie Farr & Gallagher
1 Angel Court
London EC2R 7HJ
England

As to English Law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
England

As to Swiss Law

Homburger
Weinbergstrasse 56/58
8006 Zurich
Switzerland

To the Joint Global Coordinators

As to U.S. Law

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

As to English Law

Linklaters
One Silk Street
London EC2Y 8HQ
England

As to Swiss Law

Schellenberg Wittmer
Löwenstrasse 19
8023 Zurich
Switzerland

BOWNE
U45336

ZURICH

FINANCIAL SERVICES